As filed with the Securities and Exchange Commission on June 20, 2023

Registration No. 333-271195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Growth for Good Acquisition Corporation

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6770	66-0987010
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 E 49th Street, 11th Floor

New York, New York 10017

Telephone: (646) 655-7596

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yana Kakar

c/o The Growth for Good Acquisition Corporation

12 E 49th Street, 11th Floor

New York, New York 10017

Telephone: (646) 655-7596

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard L. Ellin, Esq. C. Michael Chitwood, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Jane K.P. Tam, Esq. Loeb & Loeb LLP 901 New York Ave., N.W. Washington, D.C. 20001 (202) 618-5000	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq. Loeb & Loeb LLP 345 Park Ave New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/ prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2023

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

THE GROWTH FOR GOOD ACQUISITION CORPORATION

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

55,220,312 SHARES OF COMMON STOCK,

12,650,000 REDEEMABLE WARRANTS AND 25,300,000 RIGHTS OF

THE GROWTH FOR GOOD ACQUISITION CORPORATION

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN

THE STATE OF DELAWARE),

THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION,

WHICH WILL BE RENAMED “ZERONOX HOLDINGS, INC.”

IN CONNECTION WITH THE MERGER DESCRIBED HEREIN

The board of directors of The Growth for Good Acquisition Corporation, a Cayman Islands exempted company (“G4G” and, after the Domestication as described below, “New ZeroNox”), has unanimously approved (1) the domestication of G4G as a Delaware corporation (the “Domestication”); (2) the merger of G4G Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of G4G, with and into Zero Nox, Inc. (“ZeroNox”), a Wyoming corporation (the “Merger,” together with the Domestication, the “Business Combination”), with ZeroNox surviving the Merger as a wholly owned subsidiary of New ZeroNox, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 7, 2023, by and among G4G, Merger Sub and ZeroNox, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. As a result of the Merger, G4G will change its name to “ZeroNox Holdings, Inc.”

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of G4G (the “G4G Class A ordinary shares”), will convert automatically into one share of common stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of G4G (the “G4G Class B ordinary shares”), will convert automatically into one share of New ZeroNox common stock (which shares are not being registered pursuant to the registration statement of which this proxy statement/prospectus forms a part), (3) each of the then issued and outstanding warrants of G4G (the “G4G warrants”) will convert automatically into one warrant to acquire one share of New ZeroNox common stock (the “New ZeroNox warrants”) pursuant to the Warrant Agreement, dated as of December 9, 2021 (the “Warrant Agreement”), between G4G and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, (4) each of the then issued and outstanding units of G4G (the “G4G units”) will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and (5) each of the then issued and outstanding rights of G4G (the “G4G rights”) will convert automatically into one right to acquire one-sixteenth (1/16) of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the business combination. Accordingly, this proxy statement/prospectus covers (1) 32,425,000 shares of New ZeroNox common stock to be issued in the Domestication, (2) 12,650,000 New ZeroNox warrants to be issued in the Domestication and (3) 25,300,000 New ZeroNox rights to be issued in the Domestication.

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying options to purchase shares of ZeroNox common stock (the “ZeroNox Options”) and convertible notes of ZeroNox convertible into or exchangeable for shares of ZeroNox common stock (the “ZeroNox Convertible Notes”), outstanding as of immediately prior to the effective time of the Merger will be cancelled in exchange for (in the case of ZeroNox Options, converted to) the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares (as defined below) to the extent due and issuable pursuant to the Merger Agreement. See “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

At the effective time of the Merger, each ZeroNox Option that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock (“New ZeroNox Options”), upon substantially the same terms and conditions as are in effect with respect to such ZeroNox Option immediately prior to the effective time, except that (a) such New ZeroNox Option will provide the right to purchase that whole number of shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to the number of shares of ZeroNox common stock subject to such ZeroNox Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such New ZeroNox Option will be equal to the exercise price per share of such ZeroNox Option, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent); provided, however, that the conversion of any such ZeroNox Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of any such ZeroNox Options will be made in a manner such that such conversion will not constitute a “modification” of any such ZeroNox Options for purposes of Section 409A or Section 424 of the Code, as applicable. Accordingly, this proxy statement/prospectus also relates to the issuance of 1,766,550 shares of New ZeroNox common stock upon the exercise of the New ZeroNox Options following the Merger. See “BCA Proposal — The Merger Agreement — Consideration — Treatment of ZeroNox Options.”

The Merger Agreement also provides, among other things, that the existing holders of ZeroNox stock may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, in three equal tranches of 2,500,000 shares of New ZeroNox common stock, subject to certain share price achievement triggers, for the period from the Closing Date until December 31, 2027. See “BCA Proposal — The Merger Agreement — Consideration — Earnout Shares.”

It is anticipated that, immediately following the Merger and related transactions, (1) existing public shareholders of G4G will own 25,300,000 shares of New ZeroNox common stock, representing approximately 46.7% of outstanding New ZeroNox common stock, (2) existing shareholders of ZeroNox will own 22,500,000 shares of New ZeroNox common stock, representing approximately 41.6% of outstanding New ZeroNox common stock (inclusive of shares of ZeroNox common stock issuable in respect of the ZeroNox Options and the ZeroNox Convertible Notes) and (3) the Sponsor and certain directors and officers of G4G will collectively own 11.7% of outstanding New ZeroNox common stock (assuming the 7,125,000 shares of New ZeroNox common stock converted from 6,325,000 G4G Class B ordinary shares and 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor were fully vested and the Sponsor forfeited 790,625 shares pursuant to the Sponsor Support Agreement). These percentages assume (i) that no public shareholders of G4G exercise their redemption rights in connection with the Merger and (ii) that New ZeroNox issues, or reserves in respect of ZeroNox Options and ZeroNox Convertible Notes outstanding as of immediately prior to the effective time of the Merger that will be converted into New ZeroNox Options, and New ZeroNox common stock, respectively, as part of the Aggregate Merger Consideration in an aggregate of 22,500,000 shares of New ZeroNox common stock pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by G4G’s existing shareholders in the combined company will be different.

The G4G units, G4G Class A ordinary shares, G4G rights and G4G warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “GFGDU,” “GFGD,” “GFGDR” and “GFGDW,” respectively. G4G will apply for listing, to be effective at the closing of the Business Combination, of New ZeroNox common stock and New ZeroNox warrants on the Nasdaq under the proposed symbols “ZNOX” and “ZNOXW” respectively. It is a condition of the consummation of the Business Combination described above that G4G receives confirmation from Nasdaq that the securities have been approved for listing on Nasdaq, but there can be no assurance such listing conditions will be met or that G4G will obtain such confirmation from Nasdaq. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the applicable parties.

This proxy statement/prospectus provides shareholders of G4G with detailed information about the proposed Business Combination and other matters to be considered at the extraordinary general meeting of shareholders. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 57 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                  , 2023,

and is first being mailed to G4G’s shareholders on or about                  , 2023.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

A Cayman Islands Exempted Company

12 E 49th Street, 11th Floor

New York, New York 10017

Dear The Growth for Good Acquisition Corporation Shareholders:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “extraordinary general meeting”) of The Growth for Good Acquisition Corporation, a Cayman Islands exempted company (“G4G” and, after the Domestication, as described below, “New ZeroNox”), to be held a       Eastern Time, on        , 2023, at the offices of        located at       , or virtually via live webcast at       , or at such other time, on such other date and at such other place to which the meeting may be adjourned. Whilst shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities.

Only shareholders who held ordinary shares of G4G at the close of business on       , 2023 (the “Record Date”) will be entitled to vote at the extraordinary general meeting and at any adjournments thereof.

At the extraordinary general meeting, G4G shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 7, 2023 (as the same may be amended, the “Merger Agreement”), by and among G4G, G4G Merger Sub Inc. (“Merger Sub”) and Zero Nox, Inc. (“ZeroNox”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of G4G to Delaware as described below, the merger of Merger Sub with and into ZeroNox (the “Merger”), with ZeroNox surviving the Merger as a wholly owned subsidiary of G4G, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus.

As described in the accompanying proxy statement/prospectus, shareholders of G4G will also be asked to consider and vote upon a proposal to amend by special resolution G4G’s Amended and Restated Articles of Association, effective as of immediately prior to the Domestication, to eliminate from the Amended and Restated Articles of Association the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets of less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination (the “Redemption Limitation Amendment Proposal”).

As a condition to the consummation of the Merger, the board of directors of G4G has unanimously approved a change of G4G’s jurisdiction of incorporation by deregistering as an exempted company by way of continuation out of the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”), subject to obtaining the approval of the shareholders of G4G. As described in the accompanying proxy statement/prospectus, shareholders of G4G will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). As a result of the consummation of the Business Combination, G4G will change its name to “ZeroNox Holdings, Inc.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of G4G (the “G4G Class A ordinary shares”), will convert automatically into one share of common stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of G4G (the “G4G Class B ordinary shares”), will convert automatically into one share of New ZeroNox common stock (which shares are not being registered pursuant to the registration statement of which this proxy statement/prospectus forms a part), (3) each of the then issued and outstanding warrants of G4G (the “G4G warrants”) will convert automatically into one warrant to acquire one share of New ZeroNox common stock (the “New ZeroNox warrants”) pursuant to the Warrant Agreement, dated as of December 9, 2021 (the “Warrant Agreement”), between G4G and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, (4) each of the then issued and outstanding units of G4G (the “G4G units”) will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and (5) each of the then issued and outstanding rights of G4G (the “G4G rights”) will convert automatically into one right to acquire one-sixteenth (1/16) of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the business combination. As used herein, “public shares” shall mean the G4G Class A ordinary shares (including those that underlie the G4G units) that were registered pursuant to the Registration Statements on Form S-1 (333-261369) and the shares of New ZeroNox common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Domestication Proposal.”

Shareholders of G4G will also be asked to consider and vote upon (1) five separate proposals to approve material differences between G4G’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of New ZeroNox (collectively, the “Organizational Documents Proposals”), (2) a proposal to elect seven (7) directors who, upon consummation of the Business Combination, will be the directors of New ZeroNox (the “Director Election Proposal”), (3) a proposal to approve, for purposes of complying with the applicable rules of Nasdaq, the issuance of New ZeroNox common stock to the ZeroNox Shareholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”), (4) a proposal to approve and adopt The Growth for Good Acquisition Corporation 2023 Incentive Award Plan (the “Incentive Award Plan Proposal”) and (5) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, for reasons including but not limited to, permitting further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Redemption Limitation Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Redemption Limitation Amendment Proposal will have no effect, even if approved by holders of ordinary shares. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying options to purchase shares of ZeroNox common stock (the “ZeroNox Options”) and convertible notes of ZeroNox convertible into or exchangeable for shares of ZeroNox common stock (the “ZeroNox Convertible Notes”), outstanding as of immediately prior to the effective time of the Merger, will be cancelled in exchange for (in the case of ZeroNox Options, converted to) the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares (as defined below) to the extent due and issuable pursuant to the Merger Agreement. See “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

At the effective time of the Merger, each ZeroNox Option that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock (“New ZeroNox Options”), upon substantially the same terms and conditions as are in effect with respect to such ZeroNox Option immediately prior to the effective time, except that (a) such New ZeroNox Option will provide the right to purchase that whole number of shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to the number of shares of ZeroNox common stock subject to such ZeroNox Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such New ZeroNox Option will be equal to the exercise price per share of such ZeroNox Option, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent); provided, however, that the conversion of any such ZeroNox Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of any such ZeroNox Options will be made in a manner such that such conversion will not constitute a “modification” of any such ZeroNox Options for purposes of Section 409A or Section 424 of the Code, as applicable. Accordingly, this proxy statement/prospectus also relates to the issuance of 1,766,550 shares of New ZeroNox common stock upon the exercise of the New ZeroNox Options following the Merger. See “BCA Proposal — The Merger Agreement — Consideration — Treatment of ZeroNox Options.”

The Merger Agreement also provides, among other things, that the existing holders of ZeroNox stock may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, in three equal tranches of 2,500,000 shares of New ZeroNox common stock, subject to certain share price achievement triggers, for the period from the closing date of the Merger (the “Closing Date”) until December 31, 2027. See “BCA Proposal — The Merger Agreement — Consideration — Earnout Shares.”

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing Date, including (i) the Sponsor Support Agreement (ii) ZeroNox Support Agreement and (iii) the Registration Rights Agreement. For additional information, see “BCA Proposal — Related Agreements” in the accompanying proxy statement/prospectus.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (a “public shareholder”), which excludes shares held by the Sponsor and certain directors and officers of G4G, may request that G4G redeem, upon commencement of the Business Combination and immediately prior to the Domestication, all or a portion of such shareholder’s public shares for cash to be paid promptly following the closing of the Business Combination. Holders of units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares, warrants and rights, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not commenced, the public shares will be returned to the respective holder, broker or bank. If a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, G4G’s transfer agent, then G4G will redeem, upon commencement of the Business Combination and immediately prior to the Domestication, such public shares for a per-share price, payable in cash promptly following the closing of the Business Combination, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), net of taxes payable, calculated as of two business days prior to the Closing Date. For illustrative purposes, as of June 15, 2023, based on funds held in the trust account totaling $262,019,417.49, this would have amounted to approximately $10.04 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place immediately prior to the Domestication when a redeeming shareholder’s G4G Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above; accordingly, it is G4G ordinary shares that will be redeemed. See “Extraordinary General Meeting of G4G — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and certain directors and officers of G4G have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of March 7, 2023, a copy of which is attached as Annex B to the accompanying proxy statement/prospectus (the “Sponsor Support Agreement”). No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor and such directors and officers of G4G collectively own approximately 20% of the issued and outstanding ordinary shares.

The Merger Agreement is subject to the satisfaction or waiver of certain closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will G4G redeem public shares in an amount that would cause New ZeroNox’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001, except in the event that its governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus.

G4G is providing the accompanying proxy statement/prospectus and accompanying proxy card to G4G’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by G4G’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of G4G’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 57 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of G4G has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to G4G’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of G4G, you should keep in mind that G4G’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal, the Organizational Documents Proposals and the Redemption Limitation Amendment Proposal requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, prior to the closing of G4G’s initial business combination, only the holders of the G4G Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and certain directors and officers of G4G at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

If you sign, date and return your proxy card(s) without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card(s) or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT (NET OF TAXES PAYABLE) AND DELIVER YOUR SHARES TO G4G’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMMENCED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of G4G’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Yana Watson Kakar

Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated      , 2023 and is first being mailed to shareholders on or about      , 2023.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

A Cayman Islands Exempted Company

12 E 49th Street, 11th Floor

New York, New York 10017

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON       , 2023

TO THE SHAREHOLDERS OF THE GROWTH FOR GOOD ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “extraordinary general meeting”) of The Growth for Good Acquisition Corporation, a Cayman Islands exempted company (“G4G”), will be held at      , Eastern Time, on        2023, at        located at      , or virtually via live webcast at      . While shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

●	Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of March 7, 2023 (the “Merger Agreement”), by and among G4G, G4G Merger Sub Inc. (“Merger Sub”) and Zero Nox, Inc. (“ZeroNox”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ZeroNox (the “Merger”), with ZeroNox surviving the Merger as a wholly owned subsidiary of New ZeroNox, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus (the “BCA Proposal”);
●	Proposal No. 2 — The Redemption Limitation Amendment Proposal — to consider and vote upon a proposal to amend by special resolution G4G’s Amended and Restated Articles of Association, effective as of immediately prior to the Domestication, to eliminate from the Amended and Restated Articles of Association the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets of less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination (the “Redemption Limitation Amendment Proposal”);
●	Proposal No. 3 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of G4G’s jurisdiction of incorporation by deregistering as an exempted company by way of continuation out of the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”) (the “Domestication Proposal”);
●	Organizational Documents Proposals — to consider and vote upon the following five separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between G4G’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of The Growth for Good Acquisition Corporation (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), and the change of the name of G4G to “ZeroNox Holdings, Inc.” in connection with the Business Combination (G4G after the Domestication, including after such change of name, is referred to herein as “New ZeroNox”):
(A)

Proposal No. 4 — Organizational Documents Proposal A — to authorize the change in the authorized share capital of G4G from $50,000 divided into 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “G4G Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share (the “G4G Preference Shares”), to             shares of common stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox common stock”) and               shares

of preferred stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox preferred stock”) (“Organizational Documents Proposal A”);

(C)

Proposal No. 5 — Organizational Documents Proposal B — to authorize the board of directors of New ZeroNox to issue any or all shares of New ZeroNox preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by New ZeroNox’s board of directors and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

(D)	Proposal No. 6 — Organizational Documents Proposal C — to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation (“Organizational Documents Proposal C”);
(E)

Proposal No. 7 — Organizational Documents Proposal D — to authorize the election not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL (“Organizational Documents Proposal D”); and

(F)

Proposal No. 8 — Organizational Documents Proposal E — to authorize all other changes in connection with the amendment and replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which attached to the accompanying proxy statement/prospectus as Annex D and Annex E, respectively), including (1) changing the corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.,” (2) making New ZeroNox’s corporate existence perpetual and (3) removing certain provisions related to G4G’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which G4G’s board of directors believes is necessary to adequately address the needs of New ZeroNox after the Business Combination (“Organizational Documents Proposal E”);

●	Proposal No. 9 — The Director Election Proposal — to consider and vote upon a proposal to elect seven (7) directors who, upon consummation of the Business Combination, will be the directors of New ZeroNox (the “Director Election Proposal”);
●	Proposal No. 10 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable rules of Nasdaq, the issuance of New ZeroNox common stock to the ZeroNox Shareholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	Proposal No. 11 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, The Growth for Good Acquisition Corporation 2023 Incentive Award Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (the “Incentive Award Plan Proposal”); and
●	Proposal No. 12 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, for reasons including but not limited to, permitting further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of Proposals No. 1 and 3 through 11 (collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. The Redemption Limitation Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on , 2023 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

The accompanying proxy statement/prospectus and extraordinary general meeting proxy card is being provided to G4G’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of G4G’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 57 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of G4G has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the BCA Proposal, the Redemption Limitation Amendment Proposal, the Domestication Proposal, and approval of the transactions contemplated thereby, including the Merger Agreement, and “FOR” all other proposals presented to G4G’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of G4G, you should keep in mind that G4G’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of public shares of G4G (a “public shareholder”), which excludes shares held by the Sponsor and certain directors and officers of G4G, may request that G4G redeem, upon commencement of the Business Combination and immediately prior to the Domestication, all or a portion of its public shares for cash to be paid promptly following the closing of the Business Combination. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares, public warrants and rights prior to exercising your redemption rights with respect to the public shares;
(ii)	submit a written request to Continental, G4G’s transfer agent, that G4G redeem all or a portion of your public shares for cash to be paid promptly following the closing of the Business Combination; and
(iii)	deliver your public shares to Continental, G4G’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares, warrants and rights, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not commenced, the public shares will be returned to the respective holder, broker or bank.

If a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, G4G’s transfer agent, then G4G will redeem, upon commencement of the Business Combination and immediately prior to the Domestication, such public shares for a per-share price, payable in cash promptly following the closing of the Business Combination, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), net of taxes payable, calculated as of two business days prior to the commencement of the Business Combination. For illustrative purposes, as of June 15, 2023, based on funds held in the trust account totaling $262,019,417.49, this would have amounted to approximately $10.04 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place immediately before the Domestication when a redeeming shareholder’s G4G Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above; accordingly, it is G4G ordinary shares that will be redeemed. See “Extraordinary General Meeting of G4G — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

G4G Sponsor LLC, a Delaware limited liability company and shareholder of G4G (the “Sponsor”), and certain directors and officers of G4G have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of March 7, 2023, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”). No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/ prospectus, the Sponsor and such directors and officers of G4G collectively own approximately 20% of the issued and outstanding ordinary shares.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will G4G redeem public shares in an amount that would cause New ZeroNox’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001, except in the event that its governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus.

The approval of each of the Domestication Proposal, Organizational Documents Proposals and the Redemption Limitation Amendment Proposal requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Under the terms of the Cayman Constitutional Documents, prior to the closing of G4G’s initial business combination, only the holders of the G4G Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and certain directors and officers of G4G at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your extraordinary general meeting proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your extraordinary general meeting proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the accompanying proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing GFGD.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of The Growth for Good Acquisition Corporation,

        , 2023

Yana Watson Kakar

Chief Executive Officer

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT (NET OF TAXES PAYABLE) AND DELIVER YOUR SHARES TO G4G’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMMENCED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Page
REFERENCES TO ADDITIONAL INFORMATION	1
TRADEMARKS	2
MARKET AND INDUSTRY DATA	3
SELECTED DEFINITIONS	4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	9
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF G4G	11
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	36
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF ZERONOX	53
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF G4G	54
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	55
MARKET PRICE AND DIVIDEND INFORMATION	56
RISK FACTORS	57
OPINION OF MARSHALL & STEVENS, G4G’S INDEPENDENT VALUATION PROVIDER	106
EXTRAORDINARY GENERAL MEETING OF G4G	120
PROPOSAL NO. 1 — BCA PROPOSAL	127
PROPOSAL NO. 2 — REDEMPTION LIMITATION AMENDMENT PROPOSAL	159
PROPOSAL NO. 3 — DOMESTICATION PROPOSAL	161
PROPOSALS NO. 4 - 8 — ORGANIZATIONAL DOCUMENTS PROPOSALS	164
PROPOSAL NO. 4 — ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	166
PROPOSAL NO. 5 — ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW ZERONOX AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	168
PROPOSAL NO. 6 — ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING ADOPTION OF DELAWARE AS THE EXCLUSIVE FORUM FOR CERTAIN STOCKHOLDER LITIGATION	170
PROPOSAL NO. 7 — ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF PROPOSAL REGARDING THE ELECTION NOT TO BE GOVERNED BY SECTION 203 OF THE DGCL AND, INSTEAD, BE GOVERNED BY A PROVISION SUBSTANTIALLY SIMILAR TO SECTION 203 OF THE DGCL	172
PROPOSAL NO. 8 — ORGANIZATIONAL DOCUMENTS PROPOSAL E — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	174
PROPOSAL NO. 9 — DIRECTOR ELECTION PROPOSAL	176
PROPOSAL NO. 10 — STOCK ISSUANCE PROPOSAL	178
PROPOSAL NO. 11 — INCENTIVE AWARD PLAN PROPOSAL	180
PROPOSAL NO. 12 — ADJOURNMENT PROPOSAL	186
U.S. FEDERAL INCOME TAX CONSIDERATIONS	187
INFORMATION ABOUT G4G	209
G4G’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	219
INFORMATION ABOUT ZERONOX	223
ZERONOX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	241
MANAGEMENT OF NEW ZERONOX FOLLOWING THE BUSINESS COMBINATION	251
EXECUTIVE COMPENSATION OF ZERONOX	256
BENEFICIAL OWNERSHIP OF SECURITIES	260
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	263
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	267
DESCRIPTION OF NEW ZERONOX SECURITIES	269
SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ZERONOX SECURITIES	277
STOCKHOLDER PROPOSALS AND NOMINATIONS	278
SHAREHOLDER COMMUNICATIONS	279
LEGAL MATTERS	280
EXPERTS	281
DELIVERY OF DOCUMENTS TO SHAREHOLDERS	282
ENFORCEABILITY OF CIVIL LIABILITY	283
WHERE YOU CAN FIND MORE INFORMATION	284

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ii

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning G4G, without charge, by written request to Secretary at The Growth for Good Acquisition Corporation, 12 E 49th Street, Floor 11, New York, New York 10017, or by telephone request at (646) 655-7596; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing GFGD.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for G4G’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of G4G to be held on     , 2023, you must request the information no later than     , 2023, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. G4G does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry and market data obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this proxy statement/prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication, study and report speaks as of its original publication date (and not as of the date of this proxy statement/prospectus). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

●	“2023 Plan” are to The Growth for Good Acquisition Corporation 2023 Incentive Award Plan attached to this proxy statement/prospectus as Annex F;
●	“ATVs” are to all-terrain vehicles;
●	“BMS” are to battery management system;
●	“Business Combination” are to the Domestication together with the Merger;
●	“Cayman Constitutional Documents” are to G4G’s Amended and Restated Memorandum of Association (the “Existing Memorandum”) and G4G’s Amended and Restated Articles of Association (the “Existing Articles”), each as amended from time to time;
●	“Cayman Islands Companies Act” are to the Companies Act (Revised) of the Cayman Islands;
●	“Closing” are to the closing of the Business Combination;
●	“Code” are to the Internal Revenue Code of 1986, as amended;
●	“Company,” “we,” “us” and “our” are to G4G prior to the Domestication and to New ZeroNox after the Domestication, including after its change of name to ZeroNox Holdings, Inc.;
●	“Condition Precedent Proposals” are to the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal, collectively;
●	“Continental” are to Continental Stock Transfer & Trust Company;
●	“Confidentiality Agreement” are to the Mutual Nondisclosure Agreement, dated November 2, 2022, between G4G and ZeroNox;
●	“DGCL” are to the General Corporation Law of the State of Delaware;
●	“Domestication” are to the change of The Growth for Good Acquisition Corporation’s jurisdiction of incorporation by deregistering as an exempted company by way of continuation out of the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware;
●	“Earnout Shares” are to the additional 7,500,000 shares of New ZeroNox common stock that may be issued to the ZeroNox shareholders;
●	“EVs” are to electric vehicles;
●	“EVSE” are to Electric Vehicle Service Equipment;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Exchange Ratio” are to the quotient obtained by dividing (i) 22,500,000 by (ii) the aggregate-fully diluted number of shares of ZeroNox common stock issued and outstanding immediately prior to the Merger (which is the aggregate number of shares of ZeroNox common stock that are (a) issued and outstanding immediately prior to the Merger, (b) issuable upon, or subject to, the exercise of ZeroNox Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Merger, (c) issuable upon, or subject to, the conversion of ZeroNox Convertible Notes that are outstanding immediately prior to the Merger), and (d) issuable pursuant to the Subscription Agreements that are in effect prior to the Merger);

●	“Founder Shares” are to the G4G Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering;
●	“G4G” are to The Growth for Good Acquisition Corporation prior to the Domestication;
●	“G4G Class A ordinary shares” are to G4G’s Class A ordinary shares, par value $0.0001 per share;
●	“G4G Class B ordinary shares” are to G4G’s Class B ordinary shares, par value $0.0001 per share;
●	“G4G initial shareholders” are to the Sponsor, the directors and officers of G4G or their respective affiliates who held G4G shares prior to the initial public offering of G4G;
●	“G4G rights” are to the rights of G4G (including those that underlie the units), each entitling the holder thereof to receive one-sixteenth (1/16) of one G4G Class A ordinary share upon the consummation of Business Combination;
●	“G4G units” and “units” are to the units of G4G, each unit representing one G4G Class A ordinary share, one-half of one redeemable G4G warrant and one G4G right, that were offered and sold by G4G in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares, warrants and rights upon the request of the holder thereof);
●	“G4G warrants” are to the warrants of G4G (including those that underlie the G4G units), each whole warrant entitling the holder thereof to purchase one G4G Class A ordinary share at a price of $11.50 per share, subject to adjustment.
●	“GAAP” are to accounting principles generally accepted in the United States of America;
●	“initial public offering” are to G4G’s initial public offering;
●	“IPO registration statement” are to the Registration Statement on Form S-1 (333-261369) filed by G4G in connection with its initial public offering, which became effective on December 9, 2021;
●	“Iron Vault” are to ZeroNox’s proprietary, rechargeable lithium iron phosphate battery storage system for commercial and residential applications, which ZeroNox plans to launch in late 2023;
●	“IRS” are to the U.S. Internal Revenue Service;
●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
●	“LFP battery” are to lithium iron phosphate battery;
●	“Liquidation Date” are to June 14, 2023 (or September 14, 2023, as extended, by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents);
●	“Merger” are to the merger of Merger Sub with and into ZeroNox, with ZeroNox surviving the merger as a wholly owned subsidiary of New ZeroNox;
●	“Merger Agreement” are to the Agreement and Plan of Merger, dated as of March 7, 2023, by and among G4G, Merger Sub and ZeroNox, as amended and modified from time to time;
●	“MOU” are to memorandum of understanding;
●	“MULE” are to Mobile Utility Lithium Energy, an integrated hybrid inverter and a removable mobile generator;
●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“New ZeroNox common stock” are to shares of New ZeroNox common stock, par value $0.0001 per share;
●	“OEMs” are to original equipment manufacturers;
●	“OHEVs” are to off-highway electric vehicles;
●	“ordinary shares” are to the G4G Class A ordinary shares and the G4G Class B ordinary shares, collectively;
●	“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
●	“private placement warrants” are to the G4G private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of New ZeroNox issued as a matter of law upon the conversion thereof at the time of the Domestication;
●	“pro forma” are to giving pro forma effect to the Business Combination;
●	“Proposed Bylaws” are to the proposed bylaws of New ZeroNox upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex E;
●	“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New ZeroNox upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex D;
●	“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;
●	“public shareholders” are to holders of public shares, whether acquired in G4G’s initial public offering or acquired in the secondary market;
●	“public shares” are to the G4G Class A ordinary shares (including those that underlie the units) that were offered and sold by G4G in its initial public offering and registered pursuant to the IPO registration statement or the shares of New ZeroNox common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;
●	“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by G4G in its initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of New ZeroNox issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;
●	“public warrant holders” are to holders of public warrants, whether acquired in G4G’s initial public offering or acquired in the secondary market;
●	“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;
●	“Registration Statement” are to the registration statement of which this proxy statement/prospectus forms a part.
●	“Requisite Parties” are the holders of more than a majority of the then outstanding shares of ZeroNox common stock;
●	“ROI” are to return on investment;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Sponsor” are to G4G Sponsor LLC, a Delaware limited liability company;
●	“Sponsor Support Agreement” are to that certain Sponsor Support Agreement, dated as of March 7, 2023, by and among the Sponsor, G4G, certain directors and officers of G4G, and ZeroNox, as amended and modified from time to time;
●	“Super 8-K” are to the Current Report on Form 8-K to be filed in accordance with the requirements of the Exchange Act and in connection with the transactions contemplated by the Merger Agreement;
●	“Transaction Proposals” are to the Condition Precedent Proposals and the Adjournment Proposal (if necessary), collectively;
●	“Treasury Regulations” are to the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time;
●	“trust account” are to the trust account established at the consummation of G4G’s initial public offering at Morgan Stanley & Co. LLC and maintained by Continental, acting as trustee;
●	“Trust Agreement” are to the Investment Management Trust Agreement, dated December 9, 2021, by and between G4G and Continental Stock Transfer & Trust Company, as trustee;
●	“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy G4G’s obligations to its shareholders (if any) that exercise their redemption rights (but prior to payment of (x) any deferred underwriting commissions being held in the trust account and (y) any ZeroNox transaction expenses or G4G transaction expenses);
●	“UTVs” are to electric utility terrain vehicles;
●	“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the board of directors of G4G.
●	“Warrant Agreement” are to the Warrant Agreement, dated as of December 9, 2021, by and between G4G and Continental Stock Transfer & Trust Company, as warrant agent;
●	“warrants” are to the public warrants and the private placement warrants.
●	“working capital loan” are to loan in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination.
●	“ZEPP” are to the ZeroNox Electric Powertrain Platform, ZeroNox’s proprietary electric powertrain that allows it to partner with OEMs and existing fleets to convert virtually any off-highway gas or diesel vehicle into one powered by an electric powertrain;
●	“ZeroNox” are to Zero Nox, Inc., a Wyoming company together with its wholly-owned subsidiary, Zero Nox Inc., a California corporation;

●	“ZeroNox Holdings, Inc.” are to G4G after the Domestication and its name change from The Growth for Good Acquisition Corporation;
●	“ZeroNox common stock” are to shares of the common stock of ZeroNox, par value $0.0001 per share;
●	“ZeroNox Equityholder Approval” are to the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of ZeroNox common stock entitled to vote, which was obtained and delivered to G4G on March 24, 2023 by a shareholder vote by the requisite equityholders of ZeroNox;
●	“ZeroNox Options” are to options to purchase shares of ZeroNox common stock;
●	“ZeroNox Shareholders” are to the shareholders of ZeroNox prior to the Business Combination; and
●	“ZeroNox Support Agreement” are to that certain Support Agreement, dated as of March 7, 2023, by and among G4G, ZeroNox, and certain shareholders of ZeroNox, as amended and modified from time to time.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to G4G Class A ordinary shares, shares of New ZeroNox common stock or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of G4G. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When G4G discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, G4G’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

●	G4G’s ability to complete the Business Combination or, if G4G does not consummate such Business Combination, any other initial business combination;
●	satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:
●	the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of G4G and ZeroNox, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) receipt of approval for listing on Nasdaq the New ZeroNox common stock to be issued in connection with the Merger and (iv) the absence of any injunctions;
●	the absence of a ZeroNox Material Adverse Effect (as defined in this proxy statement/prospectus);
●	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;
●	the projected financial information, anticipated growth rate, and market opportunity of New ZeroNox;
●	the ability to obtain or maintain the listing of New ZeroNox common stock and New ZeroNox warrants on Nasdaq following the Business Combination;
●	our public securities’ potential liquidity and trading;
●	our ability to raise financing in the future;
●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;
●	G4G officers and directors allocating their time to other businesses and potentially having conflicts of interest with G4G’s business or in approving the Business Combination;
●	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;
●	the impact of the regulatory environment and complexities with compliance related to such environment;
●	the impact of the COVID-19 pandemic and global hostilities; and

●	factors relating to the business, operations and financial performance of ZeroNox, including:
●	ZeroNox’s ability to raise capital as needed;
●	actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles;
●	ZeroNox’s ability to convert trial deployments with truck fleets into sales orders (which usually requires our satisfaction of certain performance and validation milestones mandated by the OEMs or fleet owners);
●	delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies;
●	failure of ZeroNox’s products to perform as expected or any product recalls;
●	ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network;
●	ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale;
●	management’s ability to manage growth;
●	the macroeconomic conditions and challenges in the markets in which ZeroNox operates;
●	the effects of increased competition in the electrification technology business;
●	ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; and
●	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or ZeroNox. There can be no assurance that future developments affecting us or ZeroNox will be those that G4G or ZeroNox have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond G4G’s control or the control of ZeroNox) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 57 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. G4G and ZeroNox undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any G4G shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF G4G

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to G4G’s shareholders. G4G urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at       , Eastern Time, on       , 2023, at the offices of         located at       , or virtually via live webcast at        . While shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities. To participate in the extraordinary general meeting, visit         and enter the control number included on the extraordinary general meeting proxy card. You may register for the meeting as early as        Eastern Time, on       , 2023. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?
A:

G4G shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement, which G4G refers to as the “BCA Proposal” and a proposal to approve the Domestication, which G4G refers to as the “Domestication Proposal.” The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ZeroNox, with ZeroNox surviving the merger as a wholly owned subsidiary of New ZeroNox, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety. See the section entitled “BCA Proposal” for more detail.

As a condition to the Merger, G4G will change its jurisdiction of incorporation by effecting a deregistration by way of continuation out of the Cayman Islands under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which G4G’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding G4G Class A ordinary shares will convert automatically into one share of New ZeroNox common stock; (2) each of the then issued and outstanding G4G Class B ordinary shares will convert automatically into one share of New ZeroNox common stock; (3) each of the then issued and outstanding G4G warrants will convert automatically into one warrant to acquire one share of New ZeroNox common stock (the “New ZeroNox warrant”), pursuant to the Warrant Agreement; (4) each of the then issued and outstanding G4G units will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and (5) each of the then issued and outstanding G4G rights will convert automatically into one right to acquire one-sixteenth (1/16) of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the Business Combination. See “Domestication Proposal” for additional information.

Shareholders of G4G will also be asked to consider and vote upon certain other proposals at the extraordinary general meeting. Please see “What proposals are shareholders of G4G being asked to vote upon?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF G4G AND ZERONOX, IN ITS ENTIRETY.

Q:	What proposals are shareholders of G4G being asked to vote upon?
A:	At the extraordinary general meeting, G4G is asking holders of ordinary shares to consider and vote upon:
●	Proposal No. 1: a proposal to approve by ordinary resolution and adopt the Merger Agreement (the “BCA Proposal”);
●	Proposal No. 2: a proposal to amend G4G’s Amended and Restated Articles of Association, effective as of immediately prior to the Domestication, to eliminate from the Amended and Restated Articles of Association the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets of less than

$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination (the “Redemption Limitation Amendment Proposal”);
●	Proposal No. 3: a proposal to approve by special resolution the Domestication (the “Domestication Proposal”);
●	the following five separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:
●	Proposal No. 4: to authorize the change in the authorized share capital of G4G from (i) $50,000 divided into 479,000,000 G4G Class A ordinary shares, 20,000,000 G4G Class B ordinary shares and 1,000,000 preference shares, each par value $0.0001 per share, to (ii) shares of New ZeroNox common stock and shares of New ZeroNox preferred stock;
●	Proposal No. 5: to authorize the board of directors of New ZeroNox (the “Board”) to issue any or all shares of New ZeroNox preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;
●	Proposal No. 6: to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation;
●	Proposal No. 7: to authorize the election not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL; and
●	Proposal No. 8: to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively), including (1) changing the corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.,” (2) making New ZeroNox’s corporate existence perpetual and (3) removing certain provisions related to G4G’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which G4G’s board of directors believes is necessary to adequately address the needs of New ZeroNox after the Business Combination;
●	Proposal No. 9: a proposal to approve by ordinary resolution the election of seven (7) directors who, upon consummation of the Business Combination, will be the directors of New ZeroNox (the “Director Election Proposal”);
●	Proposal No. 10: a proposal to approve by ordinary resolution, for purposes of complying with the applicable rules of Nasdaq, the issuance of New ZeroNox common stock to the New ZeroNox stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	Proposal No. 11: a proposal to approve by ordinary resolution The Growth for Good Acquisition Corporation 2023 Incentive Award Plan, a copy of which is attached to this proxy statement/prospectus as Annex F (the “Incentive Award Plan Proposal”); and
●	Proposal No. 12: a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, for purposes including but not limited to, permitting further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

If G4G’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See the sections entitled “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Incentive Award Plan Proposal” and “Adjournment Proposal.”

G4G will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of G4G should read it carefully.

After careful consideration, G4G’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal are in the best interests of G4G and its shareholders, and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?
A:

Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	Why is G4G proposing the Business Combination?
A:	G4G was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles (“OHEVs”) market. Founded in 2017 and based in the central valley of California, ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox’s business contributes to three of the United Nations’ Sustainable Development Goals, namely Goal 7 – ensuring access to affordable clean energy; Goal 9 – promoting sustainable industry and infrastructure, and Goal 13, taking urgent action to combat climate change.

Based on its due diligence investigations of ZeroNox and the industry in which it operates, including the financial and other information provided by ZeroNox in the course of G4G’s due diligence investigations, the G4G board of directors (the “G4G Board”) believes that the Business Combination with ZeroNox is in the best interests of G4G and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “BCA Proposal — G4G’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although the G4G Board believes that the Business Combination with ZeroNox presents a unique business combination opportunity and is in the best interests of G4G and its shareholders, the G4G Board did consider the following uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;
●	COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto;
●	Redemption Risk. The potential that a significant number of G4G stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to G4G’s existing memorandum and articles of association, which would potentially make the merger more difficult or impossible to complete;
●	Stockholder Vote. The risk that G4G’s stockholders may fail to provide the votes necessary to effect the merger;

●	Closing Conditions. The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within G4G’s control;
●	Litigation. The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;
●	Listing Risks. The challenges associated with preparing ZeroNox, a private entity, for the applicable disclosure and listing requirements to which G4G will be subject as a publicly traded company on the Nasdaq;
●	Benefits May Not Be Achieved. The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;
●	Liquidation of G4G. The risks and costs to G4G if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in G4G being unable to effect a business combination by the end date agreed between the parties in the merger agreement;
●	Growth Initiatives May Not be Achieved. The risk that the growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;
●	Fees and Expenses. The fees and expenses associated with completing the merger; and
●	Other Risks Factors. Various other risk factors associated with the business of ZeroNox, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

In addition to considering the factors described above, the G4G Board also considered that certain of the officers and directors of G4G may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of the G4G stockholders, including the matters described under the section entitled “Risk Factors” and “Interests of G4G Directors and Officers in the Merger.” However, the G4G Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if G4G public stockholders redeem a substantial portion of the G4G Class A shares.

The G4G Board concluded that the potential benefits that it expected G4G and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the G4G Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of G4G and its shareholders. The G4G Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

These factors are discussed in greater detail in the section titled “BCA Proposal — G4G’s Board of Directors’ Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors — Risks Related to ZeroNox’s Business and Industry.”

Q:	What will ZeroNox Shareholders receive in return for G4G’s acquisition of all of the issued and outstanding equity interests of ZeroNox?
A:

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying the ZeroNox Options and the ZeroNox Convertible Notes, outstanding as of immediately prior to the effective time of the Merger, will be cancelled in exchange for (in the case of ZeroNox Options, converted to) the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to the Merger Agreement. For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

At the effective time of the Merger, each ZeroNox Option that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock (“New ZeroNox Options”), upon substantially the same terms and conditions as are in effect with respect to such ZeroNox Option immediately prior to the effective time, except that (a) such New ZeroNox Option will provide the right to purchase that whole number of shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to the number of shares of ZeroNox common stock subject to such ZeroNox Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such New ZeroNox Option will be equal to the exercise price per share of such ZeroNox Option, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent); provided, however, that the conversion of any such ZeroNox Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of any such ZeroNox Options will be made in a manner such that such conversion will not constitute a “modification” of any such ZeroNox Options for purposes of Section 409A or Section 424 of the Code, as applicable. Accordingly, this proxy statement/prospectus also relates to the issuance of 1,766,550 shares of New ZeroNox common stock upon the exercise of the New ZeroNox Options following the Merger. See “BCA Proposal — The Merger Agreement — Consideration — Treatment of ZeroNox Options.”

The Merger Agreement also provides, among other things, that the existing holders of ZeroNox stock may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, in three equal tranches of 2,500,000 shares of New ZeroNox common stock, subject to certain share price achievement triggers, for the period from the Closing Date until December 31, 2027. See “BCA Proposal — The Merger Agreement — Consideration — Earnout Shares.”

Q:	What is the value of the consideration to be received in the Merger?
A:

The exact value of the consideration to be received by holders of equity interests of ZeroNox at the Closing will depend on the price of G4G ordinary shares as of such time and the aggregate fully diluted number of shares of ZeroNox common stock as of such time, and will not be known with certainty until the Closing.

For informational purposes only, assuming (i) a purchase price of $225.0 million, (ii) aggregate fully diluted number of shares of ZeroNox common stock as of Closing of 20,253,992 (and a resulting Exchange Ratio of approximately 1.11) and (iii) a market price of G4G ordinary shares of $10.40 per share (based on the closing price of G4G ordinary shares on Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus), if the Closing had occurred on June 15, 2023, then, giving effect to the Domestication, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying the ZeroNox Options, ZeroNox Convertible Notes, and the shares for which proceeds received for shares not issued of ZeroNox as of immediately prior to the effective time of the Merger, would have been canceled and converted into the right to receive 22.5 million shares of New ZeroNox common stock with an aggregate market value (based on the market price of G4G ordinary shares as of such date) of approximately $225.0 million.

We have provided the above calculations for informational purposes only based on the assumptions set forth above. The actual Exchange Ratio will be determined at the Closing pursuant to the formula and terms set forth in the Merger Agreement. The aggregate fully diluted number of shares of ZeroNox common stock as of Closing, and the market price of G4G ordinary shares assumed for purposes of the foregoing illustration are each subject to change, and the actual values for such inputs at the time of the Closing could result in the actual Exchange Ratio and the value of the consideration to be received by holders of equity interests in ZeroNox being more or less than the amounts reflected above. We urge you to obtain current market quotations for G4G ordinary shares.

The 25,300,000 shares of New ZeroNox common stock into which the 25,300,000 G4G Class A ordinary shares collectively held by G4G’s public shareholders will automatically convert in connection with the Merger (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $263,120,000 based upon the closing price of $10.40 per public share on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The 12,650,000 New ZeroNox warrants into which the 12,650,000 public warrants will automatically convert in connection with the Merger (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $727,375 based upon the closing price of $0.0575 per public warrant on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the above assumed prices, the aggregate value G4G public shareholders and public warrant holders will receive with the Business Combination and related transactions is approximately $263,847,375. The 5,534,375 shares of New ZeroNox common stock into which the 5,534,375 Founder Shares held by the Sponsor and certain directors and officers of G4G will automatically convert in connection with the Merger (as a direct result of the Domestication, following the forfeiture of 790,625 Founder Shares pursuant to the Sponsor Support Agreement and assuming no redemptions), if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $57,577,500 based upon the closing price of $10.40 per public share on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The 4,534,375 shares of New ZeroNox common stock into which the 4,534,375 Founder Shares held by the Sponsor and certain directors and officers of G4G will automatically convert in connection with the Merger (as a direct result of the Domestication, following the forfeiture of 1,790,625 Founder Shares pursuant to the Sponsor Support Agreement and assuming maximum redemptions), if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $47,157,500 based upon the closing price of $10.40 per public share on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The 800,000 shares of New ZeroNox common stock into which the 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor and certain directors and officers of G4G will automatically convert in connection with the Merger (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $8,320,000 based upon the closing price of $10.40 per public share on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The 400,000 New ZeroNox warrants into which the 400,000 private placement warrants held by the Sponsor will automatically convert in connection with the Merger (as a direct result of the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $23,000 based upon the closing price of $0.0575 per public warrant on the Nasdaq on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the current price, the aggregate value Sponsor and related parties will receive with the Business Combination and related transactions for the Founder Shares, private placement warrants and Class A ordinary shares underlying the private placement units held by the Sponsor is approximately $65,920,500 (assuming no redemptions) or $55,500,500 (assuming maximum redemptions).

Q:	What equity stake will current G4G shareholders and ZeroNox Shareholders hold in New ZeroNox immediately after the consummation of the Business Combination?
A:

As of the date of this proxy statement/prospectus, there are 32,425,000 ordinary shares issued and outstanding, which includes 6,325,000 Founder Shares held by the Sponsor and certain directors and officers of G4G, 800,000 Class A ordinary shares underlying private placement units held by the Sponsor, and 25,300,000 Class A ordinary shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,050,000 warrants, which includes the 400,000 private placement warrants held by the Sponsor and 12,650,000 public warrants. Each whole warrant entitles the holder thereof to purchase one G4G Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New ZeroNox common stock. As of the date of this proxy statement/prospectus, 25,300,000 rights, each entitling the holder thereof to receive one-sixteenth (1/16) of one public share upon the consummation of G4G’s Business Combination, are issued and outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the G4G fully diluted share capital would be 45,475,000.

It is anticipated that, immediately following the Merger and related transactions, (1) existing public shareholders of G4G will own 25,300,000 shares of New ZeroNox common stock, representing approximately 46.7% of outstanding New ZeroNox common stock, (2) existing shareholders of ZeroNox will own 22,500,000 shares of New ZeroNox common stock, representing approximately 41.6% of outstanding New ZeroNox common stock (inclusive of shares of ZeroNox common stock issuable in respect of the ZeroNox Options, the ZeroNox Convertible Notes and the shares for which proceeds received for shares not issued of ZeroNox) and (3) the Sponsor and certain directors and officers of G4G will collectively own 11.7% of outstanding New ZeroNox common stock (assuming the 7,125,000 shares of New ZeroNox common stock converted from 6,325,000 G4G Class B ordinary shares and 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor were fully vested and the Sponsor forfeited 790,625 shares pursuant to the Sponsor Support Agreement). These percentages assume (i) that no public shareholders of G4G exercise their redemption rights in connection with the Merger and (ii) that New ZeroNox issues, or reserves in respect of ZeroNox Options and ZeroNox Convertible Notes outstanding as of immediately prior to the effective time of the Merger that will be converted into New ZeroNox Options and New ZeroNox common stock, respectively, as part of the Aggregate Merger Consideration in an aggregate of 22,500,000 shares of New ZeroNox common stock pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by G4G’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in New ZeroNox immediately following the consummation of the Business Combination based on the assumptions above and that Proposal No. 2 is not approved.

	No Redemptions (1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Maximum Redemption(5)(7)%
ZeroNox Shareholders(8)(9)(12)(13)	22,500,000	41.6%	22,500,000	43.6%	22,500,000	54.2%	22,500,000	64.0%	22,500,000	71.4%
G4G Shareholders(10)	25,300,000	46.7%	22,770,000	44.1%	12,650,000	30.5%	6,325,000	18.0%	3,701,305	11.7%
G4G Sponsor(6)(11)(14)	6,334,375	11.7%	6,334,375	12.3%	6,334,375	15.3%	6,334,375	18.0%	5,334,375	16.9%
Pro forma Shares Outstanding at Close	54,134,375	100.0%	51,604,375	100.0%	41,484,375	100.0%	35,159,375	100.0%	31,535,680	100.0%

(1)	Assumes that no G4G public shares are redeemed.
(2)	Assumes that 2,530,000 G4G public shares are redeemed for aggregate redemption payments of approximately $26,129,554, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(3)	Assumes that 12,650,000 G4G public shares are redeemed for aggregate redemption payments of approximately $130,647,768, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(4)	Assumes that 18,975,000 G4G public shares are redeemed for aggregate redemption payments of approximately $195,971,652, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(5)	Assumes that 21,599,895 G4G public shares are redeemed for aggregate redemption payments of approximately $223,068,882, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(6)	Assumes that 790,625 Sponsor Class B common shares are forfeited upon the Closing Date under the no, 10%, 50%, and 75% redemption scenarios, respectively, as agreed upon in the Sponsor Support Agreement.
(7)	Assumes that 1,790,625 Sponsor Class B common shares are forfeited upon the Closing Date under a maximum redemption scenario as agreed upon in the Sponsor Support Agreement.
(8)	Excludes 7,500,000 Earnout Shares payable in three tranches subject to achievement of post-Closing trading price milestones for New ZeroNox common stock.
(9)	Excludes 1,751,700 shares of common stock underlying ZeroNox outstanding options.
(10)	Excludes 12,650,000 shares of common stock underlying the public warrants.
(11)	Excludes 400,000 shares of common stock underlying the private placement warrants.
(12)	Excludes 464,000 shares of common stock underlying the convertible notes of ZeroNox.
(13)	Excludes 47,400 shares of common stock underlying the proceeds received for shares not issued of ZeroNox.
(14)	Excludes 1,581,250 shares of common stock underlying the Lock-Up shares pursuant to the Sponsor Support Agreement.

The following table illustrates ownership levels in New ZeroNox across varying redemption levels, immediately following the consummation of the Business Combination, and that Proposal No. 2 is not approved and taking into consideration all potentially dilutive securities, which are comprised of: (a) public warrants, (b) shares issuable in connection with outstanding ZeroNox Options, (c) private placement warrants, (d) ZeroNox Convertible Notes, (e) share issuable in connection with proceeds received for shares not issued of ZeroNox, and (f) Earnout Shares.

	No Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Maximum Redemption(5)(7)%
ZeroNox Shareholders(8)(11)(12)	32,263,100	42.8%	32,263,100	43.4%	32,263,100	50.2%	32,263,100	55.7%	32,263,100	59.3%
G4G Shareholders(9)	37,950,000	50.4%	35,420,000	47.6%	25,300,000	39.3%	18,975,000	32.7%	16,351,305	30.1%
G4G Sponsor(6)(10)(13)	5,153,125	6.8%	6,734,375	9.0%	6,734,375	10.5%	6,734,375	11.6%	5,734,375	10.6%
Pro forma fully diluted common stock	75,366,225	100.0%	74,417,475	100.0%	64,297,475	100.0%	57,972,475	100.0%	54,348,780	100.0%
(1)	Assumes that no G4G public shares are redeemed.
(2)	Assumes that 2,530,000 G4G public shares are redeemed for aggregate redemption payments of approximately $26,129,554, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(3)	Assumes that 12,650,000 G4G public shares are redeemed for aggregate redemption payments of approximately $130,647,768, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(4)	Assumes that 18,975,000 G4G public shares are redeemed for aggregate redemption payments of approximately $195,971,652, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(5)	Assumes that 21,599,895 G4G public shares are redeemed for aggregate redemption payments of approximately $223,068,882, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(6)	Assumes that 790,625 Sponsor Class B common shares are forfeited upon the Closing Date under the no, 10%, 50%, and 75% redemption scenarios, respectively, as agreed upon in the Sponsor Support Agreement.
(7)	Assumes that 1,790,625 Sponsor Class B common shares are forfeited upon the Closing Date under a maximum redemption scenario as agreed upon in the Sponsor Support Agreement.
(8)	Includes (i) 22,500,000 shares of common stock issued at Closing, (ii) 7,500,000 Earnout Shares payable in three tranches subject to achievement of specified share price milestones, and (iii) 1,731,700 shares issuable in connection with outstanding ZeroNox options.
(9)	Includes 12,650,500 shares of common stock underlying the public warrants.
(10)	Includes 400,000 private placement warrants that are redeemable for 400,000 shares of common stock.
(11)	Includes 464,000 shares of common stock underlying the convertible notes of ZeroNox.
(12)	Includes 47,400 shares of common stock underlying the proceeds from shares not issued of ZeroNox.
(13)	Includes 1,581,250 shares of common stock underlying the Lock-Up shares pursuant to the Sponsor Support.

The following table illustrates estimated ownership levels in New ZeroNox, immediately following the consummation of the Business Combination, and assuming that Proposal No. 2 is not approved, based on the varying levels of redemptions by the G4G public shareholders and the following additional assumptions and the potential impact of redemptions on the value, on a per-share basis, of the shares owned by non-redeeming G4G public shareholders across varying levels of redemptions:

	No Redemptions(1)		10% Redemption(2)		50% Redemption(3)		75% Redemption(4)		Maximum Redemption(5)(7)
	Shares	Value Per Share(6)	Shares	Value Per Share(6)	Shares	Value Per Share(6)	Shares	Value Per Share(6)	Shares	Value Per Share(6)
Base Scenario(7)	54,134,375	$10.24	51,604,375	$10.23	41,484,375	$10.18	35,159,375	$10.14	31,535,680	$10.11
Exercising Public Warrants(8)(12)	66,784,375	8.30	64,254,375	8.22	54,134,375	7.80	47,809,375	7.46	44,185,680	7.21
Exercising Private Placement Warrants(9)(12)	54,534,375	10.16	52,004,375	10.15	41,884,375	10.09	35,559,375	10.03	31,935,680	9.98
Exercising Public and Private Placement Warrants(10)(12)	67,184,375	8.25	64,654,375	8.17	54,534,375	7.75	48,209,375	7.40	44,585,680	7.15
Exercising Public, Private Placement Warrants, ZeroNox Options, Earnout Shares, ZeroNox Convertible Notes, and ZeroNox shares not issued for proceeds received (11)(12)	76,947,475	7.20	74,417,475	7.09	64,297,475	6.57	57,972,475	6.15	54,348,780	5.86
(1)	Assumes that no G4G public shares are redeemed.
(2)	Assumes that 2,530,000 G4G public shares are redeemed for aggregate redemption payments of approximately $26,129,554, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(3)	Assumes that 12,650,000 G4G public shares are redeemed for aggregate redemption payments of approximately $130,647,768, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(4)	Assumes that 18,975,000 G4G public shares are redeemed for aggregate redemption payments of approximately $195,971,652, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(5)	Assumes that 21,599,895 G4G public shares are redeemed for aggregate redemption payments of approximately $223,068,882, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(6)	Based on a post-transaction equity value of approximately $554.3 million, $527.9 million, $422.5 million, $356.6 million and $318.7 million under the No Redemptions, 10% Redemption, 50% Redemption, 75% Redemption, and Maximum Redemption scenarios, respectively.
(7)	Represents the post-Closing share ownership assuming various levels of redemption by the Public Shareholders.
(8)	Represents the Base Scenario plus the full exercise of the 12,650,000 Public Warrants.
(9)	Represents the Base Scenario plus the full exercise of the 400,000 Private Placement Warrants
(10)	Represents the Base Scenario plus the full exercise of the 12,650,000 Public Warrants and the 400,000 Private Placement Warrants.
(11)	Represents the Base Scenario plus the full exercise of the 12,650,000 Public Warrants, 400,000 Private Placement Warrants, 1,751,700 ZeroNox Options, 7,500,000 shares of New ZeroNox common stock pursuant to the Earnout Shares, 464,000 shares of New ZeroNox common stock underlying the convertible notes of ZeroNox and 47,400 shares for which proceeds were received for shares not issued of ZeroNox.
(12)	Analysis does not account for exercise prices to be paid in connection with the exercise of warrants.

For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Q:	How has the announcement of the Business Combination affected the trading price of the G4G Class A ordinary shares?
A:

The closing prices of the (i) G4G units and G4G Class A ordinary shares as of March 6, 2023, (ii) G4G warrants as of March 7, 2023 and (iii) G4G rights as of March 3, 2023, in each case, the last trading day of such security before announcement of the execution of the Merger Agreement, were $10.30, $10.19, $0.0815 and $0.12, respectively. The closing prices of the G4G units, G4G Class A ordinary shares, G4G warrants and G4G rights as of June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, were $10.55, $10.40, $0.0575 and $0.18, respectively.

Q:	Will the Company obtain new financing in connection with the Business Combination?
A:	The Company is in discussion with equity facilities, strategic investors and inventory financing lenders, but the Company has not procured additional financing sources at this time.

Although there are currently no definitive agreements in place, the Company may enter into agreements where, among other things, G4G’s Sponsor or its affiliates may purchase G4G shares in open market or private transactions outside of the redemption process, for purposes of (i) meeting Nasdaq’s initial listing requirements, such as stockholder’s equity, unrestricted publicly held shares and/or market value of unrestricted publicly held shares, (ii) maintaining funds in the trust account at the time of Closing, and (iii) working capital post-Business Combination, all of which increase the likelihood that the Business Combination will close. ZeroNox may also raise capital through private equity offerings or offerings of securities convertible into its equity in connection with the consummation of the Business Combination. However, there is no assurance that ZeroNox will be able to raise sufficient capital prior to the consummation of the Business Combination. Following the closing of the Business Combination, New ZeroNox will need to raise sufficient capital or debt to sustain its operations and service its existing debt obligations. Pursuant to a letter agreement between ZeroNox and Chardan Capital Markets, LLC (“Chardan”) dated March 7, 2023, Chardan has agreed to undertake reasonable efforts to negotiate a purchase agreement and related agreements pursuant to which Chardan will offer New ZeroNox a three-year standing equity facility (the “Facility”) to enable New ZeroNox to raise an aggregate amount of up to $60,000,000 from time to time by putting registered freely-tradable shares of its common stock, subject to certain conditions precedent and volume limitations. See “Material Agreement – Agreement with Chardan.” There is no assurance that New ZeroNox will be able to raise sufficient capital or debt to sustain its operations and service its existing debt obligations, or that such financing will be on terms that are favorable to the combined company. See “Risk Factors — Risks Related to ZeroNox’s Business and Industry — “We will require substantial additional capital to fund our business operations in the short term and also to develop and grow our business, and we may be unable to adequately control the costs associated with our operations, and that could force us to delay, limit, reduce or terminate our operations, including our product development or commercialization efforts” and “Risk Factors — Additional Risks Related to Ownership of New ZeroNox Common Stock Following the Business Combination and New ZeroNox Operating as a Public Company — We will need to raise additional capital through equity offerings or offerings of securities convertible into our equity. The failure to raise capital as needed could harm New ZeroNox’s business, operating results and financial condition. Any sales of securities will dilute our stockholders’ ownership interests, may reduce the value of New ZeroNox’s common stock, and may introduce covenants that will restrict our operations or our ability to pay dividends.”

Q:	Will G4G inform the public shareholders if financing sources other than those currently disclosed become available to G4G after this proxy statement/prospectus is distributed?
A:

If alternative financing sources become available to G4G after the mailing of this proxy statement/prospectus, G4G will, as appropriate and in compliance with the securities laws, publicly disclose that fact to the public shareholders and otherwise comply with the applicable proxy and disclosure rules.

Q:

If financing sources other than those currently disclosed become available after the mailing of this proxy statement/prospectus and are disclosed by G4G to the public shareholders, will the public shareholders have an opportunity to change their votes related to the Proposals set forth in this proxy statement/prospectus and/or approve the alternative financing sources?

A:

Prior to and at the extraordinary general meeting, the public shareholders will have the opportunity to change their votes related to the Proposals set forth in this proxy statement/prospectus. After the extraordinary general meeting, the public shareholders will not have an opportunity to change their votes related to the Proposals set forth in this proxy statement/prospectus. The public shareholders are only able to vote on the Proposals set forth in this proxy statement/prospectus. The public shareholders may, to the extent they learn about any alternative financing source in advance of the extraordinary general meeting, make use of that information in connection with their vote on the Proposals set forth in this proxy statement/prospectus, but the public shareholders may not vote on the alternative financing sources directly. To the extent that the public shareholders learn about any alternative financing following the extraordinary general meeting, the public shareholders will not be able to make use of that information in connection with their vote on the Proposals set forth in this proxy statement/proposal. After the extraordinary general meeting, the public shareholders will not have an opportunity to change their votes related to the Business Combination and/or approve any additional financing sources that G4G or New ZeroNox secures. See “Risk Factors — Additional Risks Related to Ownership of New ZeroNox Common Stock Following the Business Combination and New ZeroNox Operating as a Public Company — We will need to raise additional capital through equity offerings or offerings of securities convertible into our equity. The failure to raise capital as needed could harm New ZeroNox’s business, operating results and financial condition. Any sales of securities will dilute our stockholders’ ownership interests, may reduce the value of New ZeroNox’s common stock, and may introduce covenants that will restrict our operations or our ability to pay dividends.”

Q:	Why is G4G Proposing the Redemption Limitation Amendment Proposal?
A:

The adoption of the proposed amendment to remove the Redemption Limitation from G4G's Existing Articles is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by public shareholders even if such redemptions result in G4G having net tangible assets that are less than $5,000,001. The ability to carry out redemptions irrespective of the Redemption Limitation may be necessary to facilitate the consummation of the Business Combination if G4G's net tangible assets fall below $5,000,001 immediately prior to the Closing.

Q:	Why is G4G proposing the Domestication?
A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of G4G’s domicile to Delaware. Further, the G4G Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The G4G Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, G4G will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which G4G will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the closing of the Merger under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Q:	What amendments will be made to the current constitutional documents of G4G?
A:

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, G4G’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace G4G’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in the following respects:

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 500,000,000 shares, consisting of 479,000,000 G4G Class A ordinary shares, 20,000,000 G4G Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize shares, consisting of shares of New ZeroNox common stock and shares of New ZeroNox preferred stock.
	See paragraph 8 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)

The Cayman Constitutional Documents authorize the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by the G4G Board (except (i) to the extent it may affect the ability of G4G to carry out a conversion of G4G Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles, and (ii) G4G may not issue additional shares that would entitle the holders thereof to (a) receive funds from the trust account or (b) vote on any initial business combination or on any other proposal presented to shareholders prior to or in connection with the completion of G4G’s initial business combination, as specified in Article 2.2 of the Existing Articles). Accordingly, the G4G Board is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (subject to the limitations referred to above).

The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	See paragraph 9 of the Existing Memorandum and Articles 2 and 17 of the Existing Articles.	See Article Fifth, subsection (B) of the Proposed Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal C)	The Cayman Constitutional Documents adopt the Cayman Islands as the exclusive forum for certain shareholder litigation, unless G4G consents in writing to the selection of an alternative forum.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.
See Article Twelfth of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of G4G by a related shareholder following a business combination.

The Proposed Organizational Documents will have New ZeroNox elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders.

See Article Tenth of the Proposed Certificate of Incorporation.
Corporate Name (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that the name of the company is “The Growth for Good Acquisition Corporation”	The Proposed Organizational Documents provide that the name of the corporation will be “ZeroNox Holdings, Inc.”
	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal E)

The Cayman Constitutional Documents provide that if G4G does not consummate a business combination (as defined in the Cayman Constitutional Documents) by June 14, 2023 (or September 14, 2023 if extended by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents), G4G will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate G4G’s trust account.

The Proposed Organizational Documents do not include any provisions relating to New ZeroNox’s ongoing existence; the default under the DGCL will make New ZeroNox’s existence perpetual.
	See Article 36 of the Existing Articles.	Default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal E)	The Cayman Constitutional Documents include various provisions related to G4G’s status as a blank check company prior to the consummation of a business combination.

The Proposed Organizational Documents do not include such provisions related to G4G’s status as a blank check company, which no longer will apply upon consummation of the Merger, as G4G will cease to be a blank check company at such time

See Article 36 of the Existing Articles

Q:	How will the Domestication affect my ordinary shares, warrants, rights and units?
A:

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding G4G Class A ordinary shares, will convert automatically into one share of New ZeroNox common stock, (2) each of the then issued and outstanding G4G Class B ordinary shares, will convert automatically into one share of New ZeroNox common stock, (3) each of the then issued and outstanding G4G warrants will convert automatically into one New ZeroNox warrant pursuant to the Warrant Agreement, (4) each of the then issued and outstanding G4G units will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and, (5) each of the then issued and outstanding rights of G4G (the “G4G rights”) will convert automatically into one right to acquire one-sixteenth of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the business combination. See “Domestication Proposal” for additional information.

Q:	What are the U.S. federal income tax consequences of the Domestication?
A:

Any G4G Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for New ZeroNox common stock pursuant to the Domestication. Accordingly, shareholders that exercise their redemption rights with respect to their G4G Class A Ordinary Shares are not expected to be subject to the U.S. federal income tax consequences of the Domestication described below with respect to such redeemed shares.

As discussed more fully under “U.S. Federal Income Tax Considerations,” it is intended that the Domestication will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “U.S. Federal Income Tax Considerations,” U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

●	A U.S. Holder whose G4G Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of G4G’s earnings in income;
●	A U.S. Holder whose G4G Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of G4G stock entitled to vote and less than 10% of the total value of all classes of G4G stock will generally recognize gain (but not loss) on the exchange of G4G Class A ordinary shares for New ZeroNox common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its G4G Class A ordinary shares provided certain other requirements are satisfied; and

●	A U.S. Holder who on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of G4G stock entitled to vote or 10% or more of the total value of all classes of G4G stock will generally be required to include in income as a deemed dividend all earnings and profits amount attributable to its G4G Class A ordinary shares.

G4G does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” G4G believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of G4G Class A ordinary shares or warrants for New ZeroNox common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — QEF Election and Mark-to-Market Election” with respect to their G4G Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available with respect to G4G warrants, and the application of the PFIC rules to G4G warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”

Each U.S. Holder of G4G Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of G4G Class A ordinary shares and warrants for New ZeroNox common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s New ZeroNox common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and Non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?
A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G have agreed to waive their redemption rights with respect to all of the G4G ordinary shares held by them in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement.

Q:	How do I exercise my redemption rights?
A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:
(i)	(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares, warrants and rights prior to exercising your redemption rights with respect to the public shares;
(ii)	submit a written request to Continental, G4G’s transfer agent, that G4G redeem all or a portion of your public shares for cash to be paid promptly following the closing of the Business Combination; and
(iii)	deliver your public shares to Continental, G4G’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on        , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, G4G’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares, warrants and rights, or if a holder holds units registered in its own name, the holder must contact Continental, G4G’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the commencement of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of June 15, 2023, based on funds held in the trust account totaling $262,019,417.49, this would have amounted to approximately $10.04 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of G4G’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with G4G’s consent, until the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, G4G’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that G4G’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, G4G’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, G4G’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, G4G’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, upon commencement of the Business Combination and immediately prior to the Domestication, G4G will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the commencement of the Business Combination, to be paid promptly following the closing of the Business Combination. The redemption will take place immediately before the Domestication; accordingly, it is G4G Class A ordinary shares that will be redeemed.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares, warrants and rights, or if you hold units registered in your own name, you must contact Continental, G4G’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, G4G’s transfer agent, by 5:00 p.m., Eastern Time, on , 2023 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:

It is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its G4G Class A Ordinary Shares will generally be treated as selling such G4G Class A Ordinary Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of G4G Class A Ordinary Shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Because any redemptions of G4G Class A Ordinary Shares will occur immediately prior to the Domestication, holders exercising redemption rights will be subject to the tax consequences of the U.S. federal income tax rules relating to PFICs, which are discussed more fully below under “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and Non-U.S. tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?
A:

Following the closing of G4G’s initial public offering, a total of $253,000,000, comprised of proceeds from G4G’s initial public offering and the sale of the private placement warrants, was placed in the trust account. As of June 15, 2023, funds in the trust account totaled $262,019,417.49 and were invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. These funds will remain in the trust account, except for the withdrawal of interest to fund G4G’s working capital requirements, and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of G4G’s obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with G4G’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by June 14, 2023 (or September 14, 2023 if extended by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents) or with respect to any other provision relating to certain of the shareholders’ rights, and (3) the redemption of all of the public shares if G4G is unable to complete a business combination by June 14, 2023 (or September 14, 2023, or any such other extended date, as applicable), subject to applicable law.

Upon commencement of the Business Combination, the funds deposited in the trust account will be released to pay holders of G4G public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New ZeroNox following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?
A:

Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

In no event will we redeem public shares in an amount that would cause New ZeroNox’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001, except in the event that its governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus.

Q:	What conditions must be satisfied to complete the Business Combination?
A:

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by G4G’s shareholders of the Business Combination and related agreements and transactions, (ii) receipt of the ZeroNox Equityholder Approval, which was obtained and delivered to G4G on March 24, 2023 by a shareholder vote by the requisite equityholders of ZeroNox, (iii) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, (iv) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq of the shares of New ZeroNox common stock to be issued in connection with the Merger), and (v) the absence of any injunctions.

Other conditions to ZeroNox’s obligations to consummate the Merger include, among others, that as of the Closing, the Domestication has been completed.

For more information about conditions to the consummation of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?
A:

It is currently expected that the Business Combination will be consummated in the second half of 2023. This date depends, among other things, on the approval of the proposals to be put to G4G shareholders at the extraordinary general meeting. However, such meetings could be adjourned if the Adjournment Proposal is adopted at the extraordinary general meeting, and G4G elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:	What happens if the Business Combination is not consummated?
A:

G4G will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If G4G is not able to complete the Business Combination with ZeroNox by the Liquidation Date and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, G4G will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:	Do I have appraisal or dissenters’ rights in connection with the proposed Business Combination and the proposed Domestication?
A:

Neither G4G shareholders nor G4G warrant holders have appraisal or dissenters’ rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:	What do I need to do now?
A:

G4G urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. G4G’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?
A:

If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting, or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card, in the accompanying pre-addressed postage-paid envelope. Pursuant to Article 13 of the Existing Articles, the form of appointment of a proxy and any accompanying authority (or an electronic record of the same) must be received by G4G not less than 48 hours before the extraordinary general meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to virtually attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Q:	When and where will the extraordinary general meeting be held?
A:

The extraordinary general meeting will be held at , Eastern Time, on , 2023 at the offices of located at , or virtually via live webcast at , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. While shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities.

Q:	How do I attend a virtual meeting?
A:

As a registered shareholder, you will receive the applicable proxy card(s) from Continental Stock Transfer. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting at , Eastern Time, on , 2023. Enter the URL address into your browser , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing + (toll-free) within the United States and Canada or + (standard rates apply) outside of the United States and Canada and, when prompted, entering the pin number #. This is listen-in only; you will not be able to vote or enter questions during the meeting.

Q:	Who is entitled to vote at the extraordinary general meeting?
A:

G4G has fixed , 2023 as the record date for the extraordinary general meeting. If you were a shareholder of G4G at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?
A:

G4G shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. The Sponsor, the directors and officers of G4G or their respective affiliates who held G4G shares prior to the initial public offering of G4G (“G4G initial shareholders”) have ten votes for every share they hold on the Domestication Proposal. As of the close of business on the record date for the extraordinary general meeting, there were ordinary shares issued and outstanding, of which were issued and outstanding public shares.

Q:	What constitutes a quorum?
A:

A quorum of G4G shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?
A:	The following votes are required for each proposal at the extraordinary general meeting:
(i)

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ii)

Redemption Limitation Amendment Proposal: The approval of the Redemption Limitation Amendment Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iv)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(v)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vi)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii) Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:	What are the recommendations of the G4G Board?
A:

The G4G Board believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of G4G’s shareholders, and unanimously recommends that you vote or give instruction to vote “FOR” the BCA Proposal, “FOR” the Redemption Limitation Amendment Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How does the Sponsor intend to vote their shares?
A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and all of its directors and officers have agreed to vote all the Founder Shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and G4G’s directors and officers collectively own approximately 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of G4G’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on G4G’s ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. G4G will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Do any of the Sponsor or G4G’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders?
A:

When you consider the recommendation of the G4G Board in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and G4G’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, those of G4G shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	On July 15, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of the offering and formation costs in consideration of 6,325,000 G4G Class B ordinary shares, which were issued to the sponsor on July 15, 2021. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the issued and outstanding shares (excluding G4G Class A ordinary shares underlying the private placement units) upon completion of the initial public offering. Up to 825,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on December 14, 2021, none of the shares were forfeited and none of the 6,325,000 G4G Class B ordinary shares issued and outstanding remain subject to forfeiture (excluding such shares subject to forfeiture pursuant to the Sponsor Support Agreement). The Founder Shares (including G4G Class A ordinary shares issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. If G4G does not consummate a business combination by Liquidation Date, it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding shares of G4G Class A ordinary shares for cash and, subject to the approval of the remaining G4G shareholders and the G4G Board, dissolving and liquidating, subject in each case to its obligations under Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,325,000 shares of G4G Class B ordinary shares would be worthless because following the redemption of the shares of G4G Class A ordinary shares, G4G would likely have few, if any, net assets and because the holders of G4G Class B ordinary shares have agreed to waive their rights to liquidating distributions from the trust account with respect to the G4G Class B ordinary shares if G4G fails to complete a business combination within the required period. Additionally, in such event, the 6,853,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $10,280,000, will also expire worthless.
●	Simultaneously with the closing of the initial public offering, G4G completed the private sale of an aggregate of 800,000 private placement units to the Sponsor for a purchase price of $10.00 per private placement unit, generating gross proceeds of $8,000,000. Each private placement unit consists of one G4G Class A ordinary share, and one-half of one redeemable warrant with each whole warrant entitling the holder thereof to purchase one G4G Class A ordinary share for $11.50 per share, subject to adjustment. The private placement units (including G4G Class A ordinary shares issuable upon exercise of the private placement warrant included therein) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of an initial business combination. If G4G does not consummate a business combination by Liquidation Date, the 800,000 private placement units purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $8,000,000, will expire and be worthless.
●	The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to G4G stockholders than liquidate.
●	Given the differential in purchase price that the Sponsor paid for the Founder Shares as compared to the price of the G4G units sold in the IPO and the substantial number of shares of G4G Class A ordinary shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other G4G shareholders experience a negative rate of return following the Business Combination.
●	The Sponsor (including its representatives and affiliates) and G4G’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to G4G. The Sponsor and G4G’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to G4G completing its initial business combination. Moreover, certain of G4G’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. G4G’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to G4G, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in G4G’s favor and such potential business opportunities may be presented to other entities prior to their presentation to G4G, subject to applicable fiduciary duties under the Cayman Islands Companies Act. G4G’s Cayman Constitutional Documents provide that G4G renounces its interest in any corporate opportunity offered to any director or officer of G4G. This waiver allows G4G’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. We do not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.
●	G4G’s existing directors and officers will be eligible for continued indemnification and continued coverage under G4G’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
●	Rahul Kakar, current Chief Financial Officer and Chief Operations Officer of G4G, and Dana Barsky, current director of G4G, are expected to be directors of New ZeroNox after the consummation of the Business Combination. As such, in the future, each of Mr. Kakar and Ms. Barsky may receive fees for her service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New ZeroNox board of directors determines to pay to its non-employee directors.
●	The Sponsor may transfer certain of its G4G Class B ordinary shares to G4G’s directors or advisors, or their affiliates, in conjunction with an initial business combination in the event such parties bring specific target company, industry or market expertise, as well as insights or relationships that G4G believe are necessary in order to locate, assess, negotiate and consummate an initial business combination. In addition, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on G4G’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. G4G audit committee will review on a quarterly basis all payments that were made by G4G to the Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on G4G’s behalf.
●	Prior to the closing of G4G’s initial public offering, the Sponsor loaned G4G $237,784 under an unsecured promissory note, which were used for a portion of the expenses of the initial public offering. The loans were fully repaid upon the closing of the initial public offering.
●	In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of G4G’s officers and directors may, but are not obligated to, loan G4G funds as may be required. If G4G completes an initial business combination, G4G may repay such loaned amounts out of the proceeds of the trust account released to G4G. In the event that the initial business combination does not close, G4G may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans by G4G’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. G4G does not expect to seek loans from parties other than the Sponsor, its affiliates or G4G’s management team as G4G does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.
●	After G4G’s initial business combination, members of G4G’s management team who remain with G4G may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to G4G’s shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to G4G’s shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider an initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
●	G4G has entered into a registration rights agreement pursuant to which the Sponsor is entitled to certain registration rights with respect to the private placement units, the units issuable upon conversion of working capital loans (if any), G4G Class A ordinary shares and warrants contained therein and G4G Class A ordinary shares issuable upon exercise of the foregoing. G4G will bear the expenses incurred in connection with the filing of any such registration statements.
●	The Sponsor and G4G’s directors and officers will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions with ZeroNox rather than liquidate (in which case the Sponsor would lose its entire investment), even if ZeroNox is a less favorable target company or the terms of the Transactions are less favorable to G4G shareholders than an alternative transaction.
●	The Sponsor has invested an aggregate of $25,000 for the Founder Shares and $8,000,000 for the private placement units, which means the Sponsor, following the Transactions, may experience a positive rate of return on its investment, even if other G4G public shareholders experience a negative rate of return on their investment.
●	The Sponsor and G4G’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on G4G’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Q:	What happens if I sell my G4G ordinary shares before the extraordinary general meeting?
A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares and/or public warrants after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such extraordinary general meeting, but the transferee, and not you, will have the ability to redeem such shares (if done so on a timely basis).

Q:	Who is G4G’s sponsor?
A:

G4G’s sponsor is G4G Sponsor LLC, a Delaware limited liability company. The Sponsor currently owns 6,325,000 Founder Shares. Yana Watson Kakar, Rahul Kakar and David Birnbaum are the managing members of the Sponsor.

The parties do not believe that any of the above facts or relationships regarding the Sponsor would, by themselves, subject a business combination to regulatory review, including review by the Committee on Foreign Investment in the United States

(“CFIUS”), nor do the parties believe that if such a review were conceivable that, based solely on such facts or relationships, such business combination ultimately would be prohibited.

However, if a business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, such business combination may be delayed or ultimately prohibited. For more information, see the section entitled “Risk Factors — G4G may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.”

Q:	May I change my vote after I have mailed my signed proxy card(s)?
A:

Yes. Shareholders may send later-dated, signed proxy card(s) to G4G at G4G’s address set forth below so that such proxy card(s) received by G4G prior to the vote at the extraordinary general meeting (which is scheduled to take place on , 2023) or virtually attend the extraordinary general meeting, in person and vote. Shareholders and public warrant holders also may revoke their proxy by sending a notice of revocation to G4G, which must be received by G4G at least 48 hours prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?
A:

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of New ZeroNox. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of G4G. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if you do so on a timely basis).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?
A:

Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, G4G’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on  , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of G4G units, Class A ordinary shares, Class B ordinary shares and warrants will receive shares of New ZeroNox common stock and New ZeroNox warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Class B ordinary shares or warrants.

Q:	What should I do if I receive more than one set of voting materials?
A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card for each applicable meeting. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?
A:

G4G will pay the cost of soliciting proxies for the extraordinary general meeting. G4G has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. G4G has agreed to pay Morrow a fee of $30,000, plus disbursements. G4G will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of G4G Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of G4G Class A ordinary shares and in obtaining voting instructions from those owners. G4G’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?
A:

The preliminary voting results will be expected to be announced at the extraordinary general meeting. G4G will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?
A:

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy cards, you should contact:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Tel: (800) 662-5200 (toll-free) or

(203) 658-9400 (banks and brokers can call collect)

Email: GFGD.info@investor.morrowsodali.com

You also may obtain additional information about G4G from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, G4G’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

E-Mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

The Parties to the Business Combination

G4G

The Growth for Good Acquisition Corporation is a blank check company incorporated on July 2, 2021, as a Cayman Islands exempted company, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. G4G has neither engaged in any operations nor generated any revenue to date. Based on G4G’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On December 14, 2021, G4G consummated its initial public offering of its units, with each unit consisting of one G4G Class A ordinary share, one-half of one public warrant and one G4G right entitling the holder thereof to receive one-sixteenth of one share of G4G Class A ordinary share upon the consummation of G4G’s initial business combination. Simultaneously with the closing of the initial public offering, G4G completed the sale of 800,000 private placement units at a purchase price of $10.00 per private placement unit to the Sponsor generating gross proceeds to G4G of $8.0 million.

Following the closing of G4G’s initial public offering, a total of $253.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of June 15, 2023, funds in the trust account totaled $262,019,417.49. These funds will remain in the trust account, except for the withdrawal of interest to fund G4G’s working capital requirements, and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of G4G’s obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with G4G’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by June 14, 2023 (or September 14, 2023 if extended by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents) or with respect to any other provision relating to certain of the shareholders’ rights, and (3) the redemption of all of the public shares if G4G is unable to complete a business combination by June 14, 2023 (or September 14, 2023, or any such other extended date, as applicable), subject to applicable law.

The G4G units, G4G Class A ordinary shares, G4G rights and G4G warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “GFGDU,” “GFGD,” “GFGDR” and “GFGDW,” respectively.

G4G’s principal executive office is located at 12 E 49th Street, Floor 11, New York, NY 10017. Its telephone number is (646) 655-7596. G4G’s corporate website address is https://www.g4ginvestment.com. G4G’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Sub

G4G Merger Sub Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of G4G. The Merger Sub does not own any material assets or operate any business.

ZeroNox

Zero Nox, Inc. is a Wyoming corporation incorporated on October 23, 2017 to hold Zero Nox, Inc. a corporation formed in California on July 3, 2017, as its wholly-owned subsidiary.

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles (“OHEVs”) market. ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox’s business contributes to three of the United Nations’ Sustainable Development Goals, namely Goal 7 – ensuring access to affordable clean energy; Goal 9 – promoting sustainable industry and infrastructure, and Goal 13, taking urgent action to combat climate change. Since January 2019 when it first started to commercialize its products, ZeroNox has sold and delivered approximately 800 OHEVs (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts). ZeroNox’s principal office is located at 1343 S. Main Street, Porterville, CA 93257. Its telephone number is (559) 560-8013.

Proposals to be Put to the Shareholders of G4G at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of G4G and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, G4G is asking its shareholders to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of March 7, 2023, by and among G4G, Merger Sub and ZeroNox (the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of G4G to Delaware as described below (including the change of G4G’s name to “ZeroNox Holdings, Inc.”), the merger of Merger Sub with and into ZeroNox (the “Merger”), with ZeroNox surviving the merger as a wholly owned subsidiary of New ZeroNox, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — G4G’s Board of Directors’ Reasons for the Business Combination,” The G4G Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for G4G’s initial public offering, including that the business of ZeroNox and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see “BCA Proposal.”

Aggregate Merger Consideration

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying the ZeroNox Options and the ZeroNox Convertible Notes, outstanding as of immediately prior to the effective time of the Merger, will be cancelled in exchange for (in the case of ZeroNox Options, converted to) the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to the Merger Agreement.

At the effective time of the Merger, each ZeroNox Option that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock (“New ZeroNox Options”), upon substantially the same terms and conditions as are in effect with respect to such ZeroNox Option immediately prior to the effective time, except that (a) such New ZeroNox Option will provide the right to purchase that whole number of shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to the number of shares of ZeroNox common stock subject to such ZeroNox Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such New ZeroNox Option will be equal to the exercise price per share of such ZeroNox Option, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent); provided, however, that the conversion of any such ZeroNox Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of any such ZeroNox Options will be made in a manner such that such conversion will not constitute a “modification” of any such ZeroNox Options for purposes of Section 409A or Section 424 of the Code, as applicable. Accordingly, this proxy statement/prospectus also relates to the issuance of 1,766,550 shares of New ZeroNox common stock acquired upon the exercise of the New ZeroNox Options following the Merger.

The Merger Agreement also provides, among other things, that the existing holders of ZeroNox stock may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, in three equal tranches of 2,500,000 shares of New ZeroNox common stock, subject to certain share price achievement triggers, for the period from the Closing Date until December 31, 2027.

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by G4G’s shareholders of the Business Combination and related agreements and transactions, (ii) receipt of the ZeroNox Equityholder Approval, which was obtained and delivered to G4G on March 24, 2023 by a shareholder vote by the requisite equityholders of ZeroNox, (iii) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, (iv) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq of the shares of New ZeroNox common stock to be issued in connection with the Merger), and (v) the absence of any injunctions.

Other conditions to ZeroNox’s obligations to consummate the Merger include, among others, that as of the Closing, the Domestication has been completed.

For further details, see “BCA Proposal — The Merger Agreement.”

Other Agreements Relating to the Business Combination

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “BCA Proposal — Related Agreements.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, G4G entered into a sponsor support agreement, with the Sponsor, certain directors and officers of G4G, and ZeroNox, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”).

Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that, effective as of and conditioned upon the Closing, (i) the Sponsor will forfeit 790,625 G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G further agreed that, effective as of and conditioned upon the Closing, the Sponsor will forfeit up to 1,000,000 additional G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Redemption Forfeited Shares”), as follows:

(i)1,000,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 95% or more of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption (as defined in the Merger Agreement) prior to the Effective Time;
(ii)750,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 90% or more but less than 95% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time;

(iii)250,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 85% but less than 90% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and
(iv)no Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 85% or less of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that the Sponsor will not transfer, assign or sell its G4G ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Lock-Up Shares”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing Date; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of domesticated New ZeroNox common stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period (as defined below); and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of domesticated New ZeroNox common stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period. Any Lock-Up Shares that have not been released upon the earlier of (x) the fifth (5th) anniversary of the Closing Date and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), shall immediately and automatically upon the end of the Lock-Up Period be forfeited and surrendered to G4G without consideration.

For additional information, see “BCA Proposal — Related Agreements — Sponsor Support Agreement.”

ZeroNox Support Agreement

In connection with the execution of the Merger Agreement, G4G also entered into a Support Agreement (the “ZeroNox Support Agreement”), dated as of March 7, 2023, by and among G4G, ZeroNox and certain shareholders of ZeroNox, pursuant to which such shareholders of ZeroNox agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the ZeroNox Support Agreement. For additional information, see “BCA Proposal — Related Agreements — ZeroNox Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New ZeroNox, the Sponsor, G4G’s directors, certain equityholders of ZeroNox, and certain of their respective affiliates, as applicable, will enter into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New ZeroNox will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New ZeroNox common stock and other equity securities of New ZeroNox that are held by the parties thereto from time to time. For additional information, see “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Redemption Limitation Amendment Proposal

As discussed in this proxy statement/prospectus, G4G will ask its shareholders to approve by special resolution the Redemption Limitation Amendment Proposal. The Redemption Limitation Amendment Proposal, if approved, will amend G4G’s Existing Articles, effective as of immediately prior to the Domestication, to eliminate from the Existing Articles the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets of less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination (the “Redemption Limitation”) in order to allow the Company to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation. For additional information, see “Redemption Limitation Amendment Proposal.”

Domestication Proposal

As discussed in this proxy statement/prospectus, G4G will ask its shareholders to approve by special resolution the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of G4G’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while G4G is currently governed by the Cayman Islands Companies Act, upon the Domestication, New ZeroNox will be governed by the DGCL. As a condition to closing the Business Combination, pursuant to the terms of the Merger Agreement, the board of directors of G4G has unanimously approved the Domestication Proposal. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, G4G encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding G4G Class A ordinary shares will convert automatically into one share of New ZeroNox common stock; (2) each of the then issued and outstanding G4G Class B ordinary shares will convert automatically into one share of New ZeroNox common stock; (3) each of the then issued and outstanding G4G warrants will convert automatically into one warrant to acquire one share of New ZeroNox common stock (the “New ZeroNox warrant”), pursuant to the Warrant Agreement; (4) each of the then issued and outstanding G4G units will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and (5) each of the then issued and outstanding rights of G4G rights will convert automatically into one right to acquire one-sixteenth (1/16) of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the Business Combination. See “Domestication Proposal” for additional information.

Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, G4G will ask its shareholders to approve by special resolution five separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The G4G Board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of New ZeroNox after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

(A)    Organizational Documents Proposal A — to authorize the change in the authorized share capital of G4G from $50,000 divided into 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “G4G Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share (the “G4G Preference Shares”), to shares of common stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox common stock”) and shares of preferred stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox preferred stock”);

(B)    Organizational Documents Proposal B — to authorize the board of directors of New ZeroNox to issue any or all shares of New ZeroNox preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by New ZeroNox’s board of directors and as may be permitted by the DGCL;

(C)    Organizational Documents Proposal C — to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation;

(D)    Organizational Documents Proposal D — to authorize the election not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL; and

(E)    Organizational Documents Proposal E — to authorize all other changes in connection with the amendment and replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which attached to the accompanying proxy statement/prospectus as Annex D and Annex E, respectively), including (1) changing the corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.,” (2) making New ZeroNox’s corporate existence perpetual and (3) removing certain provisions related to G4G’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the G4G Board believes is necessary to adequately address the needs of New ZeroNox after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and G4G encourages shareholders to carefully review the information set out in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of New ZeroNox.

Director Election Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Stock Issuance Proposal and the Incentive Award Plan Proposal, G4G’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Under the terms of the Cayman Constitutional Documents, prior to the closing of G4G’s initial business combination, only the holders of the G4G Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and certain directors and officers of G4G at the extraordinary general meeting. Upon the consummation of the Business Combination, the Board will consist of seven (7) directors, including (A) two (2) individuals to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by ZeroNox as directors and (C) one (1) independent director designated mutually by the Sponsor and ZeroNox, as listed in the section titled “Management of New ZeroNox Following the Business Combination,” subject to Nasdaq requirements. For additional information on the proposed directors, see “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Incentive Award Plan Proposal are approved, G4G’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal. For additional information, see “Stock Issuance Proposal.”

Incentive Award Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, G4G’s shareholders are also being asked to approve by ordinary resolution the 2023 Plan, in order to comply with the applicable rules of Nasdaq and the Internal Revenue Code. For additional information, see “Incentive Award Plan Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize G4G to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved), the G4G Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Adjournment Proposal.”

G4G’s Board of Directors’ Reasons for the Business Combination

G4G was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the G4G board of directors (the “G4G Board”) consulted with G4G’s management and considered a number of factors. In particular, the G4G Board considered, among other things, the following factors, although not weighted or in any order of significance:

●	Growth Prospects. ZeroNox is a market leader in an attractive industry with strong growth prospects within the market for off-highway electric vehicle due to proprietary electric powertrain platform with lithium-iron phosphate battery as well as significant OEM and fleet partnerships;
●	Experienced and Proven Management Team. ZeroNox has a strong, founder-led management team and the senior management of ZeroNox intend to remain with New ZeroNox in the capacity of officers and/or directors, which will provide helpful continuity in advancing ZeroNox’s strategic and growth goals;
●	Competitive Advantage. ZeroNox has built several valuable competitive advantages, including: a more efficient battery and battery management system, proprietary telematics software, efficient power allocation system, cutting-edge technology and pending patents;
●	First Mover Advantage: ZeroNox has a first mover advantage in meeting the large, growing and underserved demand for electric off-highway vehicles;
●	Business Model: ZeroNox has a purpose-built business model to be capital efficient and profitable in a global addressable market;

●	Financial Condition. The G4G Board also considered factors such as ZeroNox’s historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies in similar and adjacent sectors;
●	Strong Revenue: ZeroNox has grown its revenues at a CAGR of approximately 200% over the last three years with proprietary, proven technology, and strong partner manufacturing and distribution capabilities;
●	Contracted Sales: ZeroNox has contracted revenue of approximately $180,000,000, consisting of (i) approximately $138,000,000 from a Collaboration Agreement with The Jospong Group of Companies (“Jospong”) in Ghana in connection with the Refuse Truck Electrification Project with Zoomlion, a Jospong subsidiary; (ii) approximately $16,000,000 from a Distributor Agreement with Premier Sales and Leasing, Inc. (“Premier”); and (iii) approximately $26,000,000 from a memorandum of understanding with Vehicle Assembly Plant (“VAP”), another Jospong subsidiary. See “Information about ZeroNox — Material Agreements.” Assuming that all the performance and validation milestones requirements set forth in these agreements will be met, it is expected that these contracted revenue will be recognized over the next three years which also coincide with the timeline typically required to convert trial deployments into actual sales;
●	Asset-Light Business: ZeroNox is an asset-light business, which can reach positive EBITDA with low capital expenditure cash requirements;
●	Sizeable Total Addressable Market: ZeroNox is well-positioned to scale with its product suite and partnership in a $1.3 trillion total addressable market with increasing energy transition investment;
●	Shifting Consumer Preferences: There is an increasing preference of consumers to purchase electric vehicles. 52% of car buyers globally now want to purchase an electric vehicle, a rise of 22% in just two years.
●	Favorable Policies and Corporate Commitments: ZeroNox is expected to benefit from a number of government policies, such as the California Build Energy Efficiency Standards, which requires energy storage to be integrated with solar power installation, as well as from net-zero carbon emission commitments of both governments and corporations.
●	Sustainable Development: ZeroNox is a leading provider of sustainable, off-highway vehicle electrification and home clean energy management, which advances the United Nations Sustainable Development Goals 7 (ensure access to affordable, reliable, sustainable and modern energy for all), 9 (build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation, and 13 (take urgent action to combat climate change and its impacts). Moreover, a business combination with ZeroNox aligned with the mission of G4G to partner with an inclusive and environmentally sustainable company with strong business fundamentals and high growth potential.
●	Due Diligence. Due diligence examinations of ZeroNox and discussions with ZeroNox’s management and G4G’s financial and legal advisors concerning G4G’s due diligence examination of ZeroNox;
●	Fairness Opinion. The G4G Board reviewed the opinion delivered by Marshall & Stevens to the G4G Board that, as of March 7, 2023 and based upon and subject to the factors and assumptions set forth therein, the purchase price to be paid for ZeroNox in the business combination in the form of the issuance of the common stock of the surviving company to the equity holders of ZeroNox as provided in the merger agreement is fair to from a financial point of view to G4G and, through their ownership in G4G, all G4G Class A stockholders as a group (whether or not such Class A stockholders are affiliated with the Sponsor or its affiliates); see the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations;
●	Valuation: The pre-money valuation of $225 million represented only a 12.8% premium to the prior private funding raise.
●	Stockholder Liquidity. The obligation in the merger agreement to have G4G common stock issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, which the G4G Board believes has the potential to offer stockholders greater liquidity;
●	Benefits of Public Company Status. The G4G Board pursued a business combination with a company that it believes can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company;

●	Lock-Up. The Sponsor and certain directors and officers of G4G have agreed to be subject to a one-year lockup in respect of their New ZeroNox Common Shares, in each case subject to certain customary exceptions, which will provide important stability to the leadership and governance of the combined company;
●	Other Alternatives. The G4G Board believes, after a thorough review of other business combination opportunities reasonably available to G4G, that the proposed merger represent the best potential business combination for G4G and the most attractive opportunity for G4G’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the G4G Board’s belief that such process has not presented a better alternative; and
●	Negotiated Transaction. The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between G4G and ZeroNox.

The G4G Board also identified and considered the following uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;
●	COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto;
●	Redemption Risk. The potential that a significant number of G4G stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to G4G’s existing memorandum and articles of association, which would potentially make the merger more difficult or impossible to complete;
●	Stockholder Vote. The risk that G4G’s stockholders may fail to provide the votes necessary to effect the merger;
●	Closing Conditions. The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within G4G’s control;
●	Litigation. The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;
●	Listing Risks. The challenges associated with preparing ZeroNox, a private entity, for the applicable disclosure and listing requirements to which G4G will be subject as a publicly traded company on the Nasdaq;
●	Benefits May Not Be Achieved. The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;
●	Liquidation of G4G. The risks and costs to G4G if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in G4G being unable to effect a business combination by the end date agreed between the parties in the merger agreement;
●	Growth Initiatives May Not be Achieved. The risk that the growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;
●	Fees and Expenses. The fees and expenses associated with completing the merger; and
●	Other Risks Factors. Various other risk factors associated with the business of ZeroNox, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

In addition to considering the factors described above, the G4G Board also considered that certain of the officers and directors of G4G may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of the G4G stockholders, including the matters described under the section entitled “Risk Factors” and “Interests of G4G Directors and Officers in the Merger.” However, the G4G Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if G4G public stockholders redeem a substantial portion of the G4G Class A shares.

The G4G Board concluded that the potential benefits that it expected G4G and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the G4G Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of G4G and its shareholders. The G4G Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

For a more complete description of the G4G Board’s reasons for approving the Business Combination, including other factors and risks considered by the G4G Board, see the section entitled “BCA Proposal — G4G’s Board of Directors’ Reasons for the Business Combination.”

Ownership of New ZeroNox following Business Combination

As of the date of this proxy statement/prospectus, there are 32,425,000 ordinary shares issued and outstanding, which includes the 6,325,000 Founder Shares held by the Sponsor and certain directors and officers of G4G, 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor, and 25,300,000 Class A ordinary shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,050,000 warrants, which includes the 400,000 private placement warrants held by the Sponsor and 12,650,000 public warrants. Each whole warrant entitles the holder thereof to purchase one G4G Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New ZeroNox common stock. As of the date of this proxy statement/prospectus, 25,300,000 rights, each entitling the holder thereof to receive one-sixteenth (1/16) of one public share upon the consummation of G4G’s Business Combination, are issued and outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the G4G fully diluted share capital would be 45,475,000.

It is anticipated that, immediately following the Merger and related transactions, (1) existing public shareholders of G4G will own 25,300,000 shares of New ZeroNox common stock, representing approximately 46.7% of outstanding New ZeroNox common stock, (2) existing shareholders of ZeroNox will own 22,500,000 shares of New ZeroNox common stock, representing approximately 41.6% of outstanding New ZeroNox common stock (inclusive of shares of ZeroNox common stock issuable in respect of the ZeroNox Options, the ZeroNox Convertible Notes and the shares for which proceeds were received for shares not issued of ZeroNox) and (3) the Sponsor and certain directors and officers of G4G will collectively own 11.7% of outstanding New ZeroNox common stock (assuming the 7,125,000 shares of New ZeroNox common stock converted from 6,325,000 G4G Class B ordinary shares and 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor were fully vested and the Sponsor forfeited 790,625 shares pursuant to the Sponsor Support Agreement). These percentages assume (i) that no public shareholders of G4G exercise their redemption rights in connection with the Merger and (ii) that New ZeroNox issues, or reserves in respect of ZeroNox Options and ZeroNox Convertible Notes outstanding as of immediately prior to the effective time of the Merger that will be converted into New ZeroNox Options and New ZeroNox common stock, respectively, as part of the Aggregate Merger Consideration in an aggregate of 22,500,000 shares of New ZeroNox common stock pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by G4G’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in New ZeroNox immediately following the consummation of the Business Combination based on the assumptions above and assuming that Proposal No. 2 is not approved.

	No Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Maximum Redemption(5)(7)%
ZeroNox Shareholders(8)(9)(12)(13)	22,500,000	41.6%	22,500,000	43.6%	22,500,000	54.2%	22,500,000	64.0%	22,500,000	71.4%
G4G Shareholders(10)	25,300,000	46.7%	22,770,000	44.1%	12,650,000	30.5%	6,325,000	18.0%	3,701,305	11.7%
G4G Sponsor(6)(11)(14)	6,334,375	11.7%	6,334,375	12.3%	6,334,375	15.3%	6,334,375	18.0%	5,334,375	16.9%
Pro forma Shares Outstanding at Close	54,134,375	100.0%	51,604,375	100.0%	41,484,375	100.0%	35,159,375	100.0%	31,535,680	100.0%

Potential sources of dilution:
Public Warrants	12,650,000		12,650,000		12,650,000		12,650,000		12,650,000
Private Placement Warrants	400,000		400,000		400,000		400,000		400,000
ZeroNox Options	1,751,700		1,751,700		1,751,700		1,751,700		1,751,700
Earnout Shares	7,500,000		7,500,000		7,500,000		7,500,000		7,500,000
ZeroNox Convertible Notes	464,000		464,000		464,000		464,000		464,000
ZeroNox proceeds from shares not issued	47,400		47,400		47,400		47,400		47,400
(1)	Assumes that no G4G public shares are redeemed.
(2)	Assumes that 2,530,000 G4G public shares are redeemed for aggregate redemption payments of approximately $26,129,554, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(3)	Assumes that 12,650,000 G4G public shares are redeemed for aggregate redemption payments of approximately $130,647,768, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(4)	Assumes that 18,975,000 G4G public shares are redeemed for aggregate redemption payments of approximately $ 195,971,652, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(5)	Assumes that 21,599,895 G4G public shares are redeemed for aggregate redemption payments of approximately $ 223,068,882, assuming a $10.33 per share redemption price and based on funds in the trust account as of March 31, 2023.
(6)	Assumes that 790,625 Sponsor Class B common shares are forfeited upon the Closing Date under the no, 10%, 50%, and 75% redemption scenarios, respectively, as agreed upon in the Sponsor Support Agreement.
(7)	Assumes that 1,790,625 Sponsor Class B common shares are forfeited upon the Closing Date under a maximum redemption scenario as agreed upon in the Sponsor Support Agreement.
(8)	Excludes 7,500,000 Earnout Shares payable in three tranches subject to achievement of post-Closing trading price milestones for New ZeroNox common stock.
(9)	Excludes 1,751,700 shares of common stock underlying ZeroNox outstanding options.
(10)	Excludes 12,650,000 shares of common stock underlying the public warrants.
(11)	Excludes 400,000 shares of common stock underlying the private placement warrants.
(12)	Excludes 464,000 shares of common stock underlying the convertible notes of ZeroNox.
(13)	Excludes 47,400 shares of common stock underlying the proceeds received for shares not issued of ZeroNox.
(14)	Excludes 1,581,250 shares of common stock underlying the Lock-Up shares pursuant to the Sponsor Support Agreement.

Date, Time and Place of Extraordinary General Meeting of G4G’s Shareholders

The extraordinary general meeting of the shareholders of G4G will be held at , Eastern Time, on , 2023, at the offices of located at , or virtually via live webcast at , to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, any of the Condition Precedent Proposals have not been approved.

While shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities.

Voting Power; Record Date

G4G shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting, if they owned ordinary shares at the close of business on , 2023, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. G4G initial shareholders have ten votes for every share they hold on the Domestication Proposal. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were ordinary shares issued and outstanding, of which were issued and outstanding public shares.

Quorum and Vote of G4G Shareholders

A quorum of G4G shareholders is necessary to hold a valid meeting. A quorum will be present at the G4G extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

As of the record date for the extraordinary general meeting, ordinary shares would be required to achieve a quorum.

The Sponsor and certain directors and officers of G4G have agreed to vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and such directors and officers of G4G collectively own approximately 20% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

●	BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Redemption Limitation Amendment Proposal: The approval of the Redemption Limitation Amendment Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

●	Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request that G4G redeem, upon commencement of the Business Combination and immediately prior to the Domestication, all or a portion of its public shares for cash to be paid promptly following the closing of the Business Combination. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public shares or (b) if you hold public shares through units, elect to separate your units into the underlying public shares, warrants and rights prior to exercising your redemption rights with respect to the public shares;
●	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), G4G’s transfer agent, that G4G redeem all or a portion of your public shares for cash to be paid promptly following the closing of the Business Combination; and
●	deliver your public shares to Continental, G4G’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares, warrants and rights, or if a holder holds units registered in its own name, the holder must contact Continental, G4G’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not commenced, the public shares will be returned to the respective holder, broker or bank. If a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, G4G’s transfer agent, then G4G will redeem, upon commencement of the Business Combination and immediately prior to the Domestication, such public shares for a per-share price, payable in cash promptly following the closing of the Business Combination, equal to the pro rata portion of the trust account (net of taxes payable), calculated as of two business days prior to the commencement of the Business Combination. For illustrative purposes, as of June 15, 2023, based on funds held in the trust account totaling $ 262,019,417.49, this would have amounted to approximately $ 10.04 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place immediately before the Domestication when a redeeming shareholder’s G4G Class A ordinary shares are canceled in exchange for the right to receive the cash consideration described above; accordingly, it is G4G ordinary shares that will be redeemed. See “Extraordinary General Meeting of G4G — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal or Dissenters’ Rights

Neither G4G shareholders nor G4G warrant holders have appraisal or dissenters’ rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. G4G has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of G4G — Revoking Your Proxy.”

Interests of G4G’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the G4G Board in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and G4G’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, those of G4G shareholders and warrant holders generally. The G4G Board was aware of and considered these interests, among other matters, in approving the terms of the Business Combination and in recommending to G4G’s shareholders that they vote to approve the Business Combination. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a discussion of these considerations.

Interests of ZeroNox’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the G4G Board in favor of approval of the BCA Proposal, you should keep in mind that ZeroNox’s directors and executive officers may have interests in the Business Combination that are different from, or in addition to, those of ZeroNox’s shareholders generally. See the section entitled “BCA Proposal — Interests of ZeroNox’s Directors and Executive Officers in the Business Combination” for a discussion of these considerations.

Board of Directors following the Business Combination

Upon completion of the Business Combination, New ZeroNox’s board of directors will be comprised of seven (7) directors, including (A) two (2) individuals to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by ZeroNox as directors and (C) one (1) independent director designated mutually by the Sponsor and ZeroNox. Please see the section entitled “Management of New ZeroNox After the Business Combination” for additional information.

Recommendation to Shareholders of G4G

The G4G Board believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of G4G’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Redemption Limitation Amendment Proposal, “FOR” the Domestication Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses of funds for the Business Combination (i) assuming that no shares of G4G’s outstanding Common Stock are redeemed in connection with the Business Combination and (ii) assuming that all of G4G’s outstanding shares of Common Stock are redeemed in connection with the Business Combination and that Proposal No. 2 is not approved. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

No Redemption

Sources of Funds (in millions)
Cash held in Trust Account(1)	$261.3
Common stock of combined company issued to ZeroNox shareholders(2)	$225.0

Total Sources	$486.3
Uses (in millions)
Common stock of combined company issued to ZeroNox shareholders(2)	$225.0
Transaction and other costs(3)	9.8
Settlement of G4G and ZeroNox obligations	2.8
Cash to combined company Balance Sheet	248.7
Total Uses	$486.3
(1)	Reflects the cash held in trust account March 31, 2022, 2023, plus cash deposited on extension payment.
(2)	Shares issued to ZeroNox shareholders are at a deemed value of $10.00 per share. Assumes 22,500,000 shares of common stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination and deferred underwriting fees, under the No Redemption scenario.

Maximum Redemption

Sources of Funds (in millions)
Cash held in Trust Account(1)	$38.2
Common stock of combined company issued to ZeroNox shareholders(2)	225.0

Total Sources	$263.2
Uses (in millions)
Common stock of combined company issued to ZeroNox shareholders(2)	$225.0
Transaction and other costs(3)	9.8
Cash to combined company Balance Sheet	25.6
Total Uses	$263.2
(1)	Reflects the cash held in the trust account assuming that 21,598,895 Public Shares subject to redemption are redeemed for an aggregate payment of approximately $ 223.1 million (based on an estimated per share redemption price of approximately $10.33).
(2)	Shares issued to ZeroNox shareholders are at a deemed value of $10.00 per share. Assumes 22,500,000 shares of common stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination, under the Minimum Redemptions scenario.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, G4G is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New ZeroNox will represent a continuation of the financial statements of ZeroNox, with the Business Combination being treated as the equivalent of ZeroNox issuing stock for the net assets of G4G, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded, with net assets of G4G being presented at historical costs. Operations prior to the Business Combination will be presented as those of ZeroNox. ZeroNox has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●ZeroNox Shareholders will have the largest voting interest in the post-combination company under the 50%, 75%, and maximum redemption scenarios;
●The board of directors of the post-combination company will have seven (7) directors, including (A) two (2) individuals to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by ZeroNox as directors and (C) one (1) independent director designated mutually by the Sponsor and ZeroNox;
●ZeroNox management will hold executive management roles (including Chief Executive Officer and Chief Financial Officer, among others) for the post-combination company and be responsible for the day-to-day operations;
●	ZeroNox’s name will be the name of the combined company; and the intended strategy of the post-combination entity will continue ZeroNox’s current strategy of being a leader in the electrification of commercial and industrial off-highway vehicles industry.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New ZeroNox immediately following the Domestication will be the same as those of G4G immediately prior to the Domestication.

Regulatory Matters

Neither G4G nor ZeroNox is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

G4G is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in G4G’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. G4G has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, G4G, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare G4G’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

G4G will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of G4G’s initial public offering, (b) in which G4G has total annual gross revenue of at least $1.07 billion or (c) in which G4G is deemed to be a large accelerated filer, which means the market value of G4G’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and (2) the date on which G4G has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at the G4G extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to New ZeroNox’s business and industry and the risks of the combined company are summarized below:

●	We are an early stage company with a history of losses. We expect to incur significant expenses and may have continuing losses for the foreseeable future.
●	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
●	Our future growth depends on our target markets’ willingness to adopt electric vehicles and our battery technologies, and various economic factors.
●	We may not be able to successfully engage target customers or convert early trial deployments with truck fleets into meaningful orders or additional deployments in the future.
●	The benefits of our OHEV to customers and projected return on investment have not been substantiated through long-term trials or use.
●	If our vehicles fail to perform as expected, our business, prospects, financial condition and operating results could be adversely affected, as would be the event of any product liability claims or product recalls.

●	We will require substantial additional capital to develop and grow our business, and we may be unable to adequately control the costs associated with our operations, and that could force us to delay, limit, reduce or terminate our operations, including our product development or commercialization efforts.
●	We have no issued patents for our proprietary technologies at this time.
●	Our success depends on third-party suppliers, some of which are limited source suppliers.
●	Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our OHEVs.
●	Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.
●	We have entered and may continue to enter into agreements and non-binding purchase orders, letters of intent and memoranda of understanding or similar agreements for sales of our vehicles, which are cancellable at the option of our customers for reasons including our failure to meet certain performance or validation milestones.
●	We may experience significant delays in the design, manufacturing and wide-spread deployment of our OHEVs and our Iron Vault energy storage system, which could harm our business, prospects, financial condition and operating results.
●	Our ability to develop our vehicles of sufficient quality and appeal to customers on schedule and on a large scale will require significant capital expenditures and is unproven and still evolving.
●	Our vehicles use lithium-ion battery cells, a class of batteries which have been observed to catch fire or vent smoke and flame.
●	Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, semiconductors and other key components, could harm our business.
●	We and our contract manufacturing partners may rely on complex machinery for the manufacture of our vehicles and battery packs, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.
●	The performance characteristics of our vehicles and battery packs may vary, including due to factors outside of our control, which could harm our ability to develop, market and deploy our vehicles.
●	The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.
●	Future changes to regulatory requirements may have a negative impact upon our business.
●	Ongoing impacts from COVID-19 or another pandemic, epidemic or outbreak of an infectious disease may materially and adversely impact Nauticus’ business, prospects, financial condition and operating results.
●	Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition and operating results.
●	We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.
●	We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF ZERONOX

The following tables present ZeroNox’s selected historical financial information derived from Zero Nox’s audited financial statements included elsewhere in this proxy statement/prospectus.

ZeroNox’s statements of operations and cash flows data for the three months ended March 31, 2023 and the year ended December 31, 2022 and balance sheet data as of March 31, 2023 are derived from ZeroNox’s financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Zero Nox’s financial statements and related notes and the sections entitled “ZeroNox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of ZeroNox.

March 31, 2023
Balance Sheet Data:
Cash	$124,225
Total assets	$8,871,969
Total liabilities	$16,244,646
Total stockholders' deficit	$(7,372,677)

	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
Statement of Operations Data:
Total revenue, net	$2,691,330	$9,583,579
Cost of sales	$1,390,915	$7,036,559
Freight and shipping costs	$307,788	$1,772,569
Operating expenses	$2,496,416	$7,726,385
Loss from operations	$(1,503,789)	$(6,951,934)
Total other expense, net	$(42,217)	$(600,136)
Income tax expense	$—	$—
Net loss	$(1,546,006)	$(7,552,070)
Basic and diluted weighted average shares outstanding, common stock	17,990,792	17,884,606
Basic and diluted net loss per share, common stock	$(0.09)	(0.42)

Statement of Cash Flows Data:
Net cash used in operating activities	$(1,929,629)	$(4,907,201)
Net cash provided by (used in) investing activities	$15,565	$(127,290)
Net cash provided by financing activities	$1,545,113	$4,735,601

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF G4G

The following tables present G4G’s selected historical financial information derived from G4G’s audited financial statements included elsewhere in this proxy statement/prospectus.

G4G’s statements of operations and cash flows data for the three months ended March 31, 2023 and the year ended December 31, 2022 and balance sheet data as of March 31, 2023 are derived from G4G’s financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with G4G’s financial statements and related notes and the sections entitled “G4G’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of G4G.

March 31, 2023
Balance Sheet Data:
Cash	$206,263
Investments held in trust account	$258,765,536
Total assets	$259,389,784
Total liabilities	$10,802,893
Common stock subject to possible redemption	$258,665,537
Total stockholders' deficit	$(10,078,646)

	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
Statement of Operations Data:
Loss from operations	$(1,959,118)	$(1,604,514)
Unrealized gain (loss) on investments held in trust account	$(2,020,214)	$2,020,214
Interest and dividend income on investment held in trust account	$3,867,140	$1,903,452
Net income (loss)	$(112,192)	$2,319,152
Basic and diluted weighted average shares outstanding, Class A ordinary shares	26,100,000	26,100,000
Basic and diluted net income (loss) per share, Class A ordinary shares	$(0.00)	$0.07
Basic and diluted weighted average shares outstanding, Class B ordinary shares	6,325,000	6,325,000
Basic and diluted net income (loss) per share, Class B ordinary shares	$(0.00)	$0.07

Statement of Cash Flows Data:
Net cash used in operating activities	$(609,380)	$(832,637)
Net cash used in financing activities	$—	$(89,231)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, G4G will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of ZeroNox issuing shares for the net assets of G4G, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of ZeroNox. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Business Combination as if it had occurred on March 31, 2022. The summary unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 give effect to the Business Combination as if they had occurred on January 1, 2022.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of G4G and ZeroNox for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what ZeroNox’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of ZeroNox following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of G4G ordinary shares:

●	Assuming No Redemptions: This scenario assumes that no additional public stockholders of G4G exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.
●	Assuming Maximum Redemptions and that Proposal No. 2 is not approved: This scenario assumes that 21,598,695 G4G public shares are redeemed for their pro rata share of the cash in the trust account, which is the maximum amount that can be redeemed. This scenario gives effect to G4G share redemptions for aggregate redemption payments of approximately $223.1 million at a redemption price of approximately $10.33 based on the investments held in the trust account as of March 31, 2022.

	Assuming No	Assuming Maximum
	Redemptions	Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Three Months Ended March 31, 2023
Net loss	$(3,505,124)	$(3,505,124)
Basic and diluted net loss per share	$(0.06)	$(0.11)
Weighted average shares outstanding	54,134,375	31,535,680

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2022
Net loss	$(15,773,920)	$(15,773,920)
Basic and diluted net loss per share	$(0.29)	$(0.50)
Weighted average shares outstanding	54,134,375	31,535,680

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2023
Total assets	$258,103,560	$35,034,678
Total liabilities	$29,685,877	$29,685,877
Total stockholders’ equity	$228,417,683	$5,348,801

MARKET PRICE AND DIVIDEND INFORMATION

The G4G units, G4G Class A ordinary shares, G4G rights and G4G warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “GFGDU,” “GFGD,” “GFGDR” and “GFGDW,” respectively.

The closing prices of the (i) G4G units and G4G Class A ordinary shares as of March 6, 2023, (ii) G4G warrants as of March 7, 2023 and (iii) G4G rights as of March 3, 2023, in each case, the last trading day of such security before announcement of the execution of the Merger Agreement, were $10.30, $10.19, $0.0815 and $0.12, respectively. The closing prices of the G4G units, G4G Class A ordinary shares, G4G warrants and G4G rights as of June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, were $10.55, $10.40, $0.0575 and $0.18, respectively. The closing prices of the G4G units, G4G Class A ordinary shares, G4G warrants and G4G rights as of , 2023, the record date for the extraordinary general meeting, were $ , $ , $ and $ , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of G4G’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus there were one holder of record of G4G Class A ordinary shares, one holder of record of G4G Class B ordinary shares, two holders of record of G4G units, one holder of record of G4G warrants and one holder of record of G4G rights. See “Beneficial Ownership of Securities.”

Dividend Policy

G4G has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New ZeroNox subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New ZeroNox’ board of directors. The G4G Board is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that the board of directors of New ZeroNox will declare any dividends in the foreseeable future. Further, the ability of New ZeroNox to declare dividends may be limited by the terms of financing or other agreements entered into by New ZeroNox or its subsidiaries from time to time.

Price Range of ZeroNox’s Securities

Historical market price information regarding ZeroNox is not provided because there is no public market for ZeroNox’s securities. For information regarding ZeroNox’s liquidity and capital resources, see “ZeroNox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

G4G shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Investing in New ZeroNox common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this proxy statement/prospectus, before deciding to invest in New ZeroNox common stock. New ZeroNox’s business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to G4G or ZeroNox, or that G4G and ZeroNox do not currently believe are material. In that case, the trading price of New ZeroNox common stock could decline, and you may lose all or part of your investment.

Risks Related to ZeroNox’s Business and Industry

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of ZeroNox prior to Closing, which will be the business of New ZeroNox and its subsidiaries following Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of New ZeroNox, in which event the market price of New ZeroNox common stock could decline, and you could lose part or all of your investment.

We are an early stage company with a history of losses. We expect to incur significant expenses and may have continuing losses for the foreseeable future.

We incurred a net loss of approximately $7.6 million and $4.2 million for the year ended December 31, 2022, and 2021, respectively. Although we were incorporated in October 2017, we did not develop our first prototype until late 2018 and commercialize our first products until January 2019. Since 2019, we have delivered and sold approximately 800 Off Highway Electric Vehicles (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts). We expect to continue to incur operating and net losses each quarter until we have begun a large scale delivery of our “Powered by ZeroNox” brand of Off Highway Electric Vehicles (“OHEVs”) and have realized increased market adoption of our electric powertrain and battery technologies. Even if we can successfully develop our vehicles and attract additional customers, there can be no assurance that we will be able to generate net income. Future profitability is dependent upon, among other things, the successful development and acceptance of our OHEVs, electric powertrain and battery technologies, which may not occur.

We expect the rate at which we will incur losses to be significantly higher in future periods as we:

●continue to design, develop, market, commercialize and sell our vehicles and services;
●	continue to utilize and develop potential new relationships with third-party partners for supply and design to manufacturing, and manufacturing;
●build up inventories of parts and components for our vehicles;
●expand our design, development, installation and servicing capabilities;
●further develop our proprietary battery storage technology;
●increase our sales and marketing activities and develop our distribution network
●increase our general and administrative functions to support our growing operations and to operate as a public company; and
●expand our facility to enhance our efficiency and capabilities for assembly of our vehicles.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in additional revenues, which would further increase our losses.

ZeroNox’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about ZeroNox’s ability to continue as a “going concern.”

We have incurred recurring losses and negative cash flows from operations since inception and have a stockholders’ deficit of approximately $6.3 million at December 31, 2022. We expect to continue to incur net losses and use cash in operations for the foreseeable future and may never become profitable. As of December 31, 2022, we had cash and cash equivalents of $493,176. We believe that our current capital resources are not sufficient to meet our current immediate capital needs and we will require additional capital in order to operate our business in the short term. These conditions raise substantial doubt about our ability to continue as a going concern for the next twelve months.

We have funded our activities primarily through equity and debt financing and will be required to raise additional capital to meet our operating and debt obligations when they come due. We depend on our ability to raise additional funding through equity and/or debt financing to continue operations for the next twelve months and cannot make any assurances that any financing will be available to us and, if available, on acceptable terms or at all. This raises substantial doubt as to our ability to continue as a going concern. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock.

We rely on a few customers to generate revenue and a loss of any key customer will have material adverse effect on our operating results and financial condition.

As of December 31, 2022, we have one customer accounting for approximately 17% of our accounts receivable. As of December 31, 2021, we have five customers accounting for approximately 69% of our accounts receivable. One customer represented approximately 14% of gross revenue for the year ended December 31, 2022. Until we can successfully broaden and diversify our customer base, we may continue to rely on only a few customers to generate our revenues. Although it is our strategy to market our products and services to a larger number of OEMs and fleet owners and to obtain sales orders in larger scale, there is no assurance that our strategy or efforts will be successful. If we fail to generate revenue from our a broader customer base, our reliance on just a few customers may continue for an extended period of time, and the loss of any key customer will have material adverse effect on our operating results and financial condition

We will require substantial additional capital to fund our business operations in the short term and also to develop and grow our business, and we may be unable to adequately control the costs associated with our operations, and that could force us to delay, limit, reduce or terminate our operations, including our product development or commercialization efforts.

We will require substantial additional capital to fund our business operations in the short term and also to develop and grow our business, including developing our products and services, establishing or expanding design, research and development, assembly, sales and service facilities and building our brand. We have incurred, and expect to incur, significant expenses, including (i) raw material procurement costs, freight and shipping costs, research and development expenses (including what is related to developing and commercializing our vehicles), sales and distribution expenses as we build our brand and market our products and services, (ii) general and administrative expenses as we scale our operations, and (iii) expenses related to investigating new areas of product demand; and (iv) costs to operate as a public company, all of which will impact our profitability. However, our ability to become profitable in the future will not only depend on our ability to complete the design and development of our OHEVs to meet projected performance metrics, identify and investigate new areas of product demand and successfully market our OHEVs, but also to sell our OHEVs at prices needed to achieve our expected margins. If we are unable to control costs and efficiently design, develop, market, deploy, distribute and service our OHEVs, electrification conversion kits and other products, and successfully commercialize our prototype products and gain greater adoption of our electric powertrain and battery technology, our margins, profitability and prospects may be materially and adversely affected.

We expect to continue to expend substantial resources for the foreseeable future in order to fund our sales and marketing efforts and expand our business, infrastructure and systems. In addition, other unanticipated costs may arise. Because the commercialization expenditures needed to meet our sales objectives are highly uncertain, we cannot reasonably estimate the actual amount necessary to successfully commercialize and deliver the “Powered by ZeroNox” brand of products and future brands, including Iron Vault, on a large scale. We also expect to incur additional costs as we operate as a public company, hire additional personnel and expand our operations. If we are unable to adequately control the costs associated with our operations, we may be forced to delay, limit, reduce or terminate our operations, including our product development or commercialization efforts.

We have incurred recurring losses and negative cash flows from operations and have an accumulated deficit at December 31, 2022 of $6.3 million, which raises substantial doubt about our ability to continue as a going concern. As of December 31, 2022, we had cash and cash equivalents of $493,176. We believe that our current capital resources are not sufficient to meet our current immediate capital needs and we will require additional capital in order to operate our business in the short term. We will be required to raise additional capital to meet our operating and debt obligations when they come due. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock.

If we are unable to raise additional capital when required or on acceptable terms, we will be required to take actions to address our liquidity needs which may include the following: significantly reduce operating expenses and delay, reduce the scope of, or discontinue some of our development programs, commercialization efforts or other aspects of our business plan, or a combination of the above. As a result, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

Although we were incorporated in October 2017, we did not develop our first prototype until late 2018 and commercialize our first products until January 2019. We have a very limited operating history on which investors can base an evaluation of our business, prospects, financial condition and operating results. There are no assurances that we will be able to secure future business with customers. You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition, and operating results may be materially and adversely harmed.

It is difficult to predict our future revenues and appropriately budget for our expenses, as we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. The projected financial information appearing elsewhere in this proxy statement/prospectus has been prepared by our management and reflects current estimates of future performance and incorporates certain financial and operational assumptions, including but not limited to the following:

●raising sufficient working capital as needed;
●	successful conversion of early trial deployment into sale orders (which usually requires our satisfaction of certain performance and validation milestones mandated by the OEMs or fleet owners);
●ordering products and components with manufacturers on time;
●no major shipping delays from our suppliers due to factory closures or supply chain constraints;
●no major shifts in fleet owners’ purchasing patterns or trends;
●no major service or warranty related issues that could negatively affect customer satisfaction or brand reputation;
●growth in our customer base among OEMs and fleet owners, and in distributor and dealership network;
●expansion into OEMs’ other product lines,
●successful incubation, development and deployment of clean energy technologies; and
●successful new products launch.

The projected results depend on the successful implementation of our management’s growth strategies and are based on assumptions and events over which we have little control. The assumptions underlying such projected information require the exercise of judgement and may not occur, and are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, political and other changes. For more information regarding ZeroNox’s projections, please see the section entitled, “Proposal 1 — The BCA Proposal —Projected Financial Information.”

Our future growth depends on our target markets’ willingness to adopt electric vehicles, electrification conversion kits and our battery technologies, and various economic factors.

While electric vehicles (“EVs”) have become mainstream in the traditional automotive industry, adjacent alternative vehicle markets for OHEVs such as UTVs, ATVs, forklifts, heavy-duty trucks and tractor/agricultural machinery are relatively nascent. Our growth is highly dependent upon the adoption by our target markets of our electric vehicles and battery technologies. Therefore, we are subject to an elevated risk of any reduced demand for alternative fuel vehicles, generally, and EVs and battery technologies in particular. If our target markets do not adopt our EVs and battery technologies and/or such vehicles and technologies generally, our business, prospects, financial condition and operating results will be negatively impacted.

Our growth depends on our ability to produce, sell and provide services that meet the needs of our customers, which are subject to various factors, including but not limited to the following:

●	the difference in the initial purchase price of commercial EVs and technologies compared to those with internal combustion engines;
●	impact of government and other subsidies and incentives designed to promote the purchase of EVs;
●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;
●	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;
●	the availability of tax and other governmental incentives to purchase and operate EVs and future regulations requiring increased use of nonpolluting vehicles;
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
●	fuel prices, including volatility in the cost of diesel;
●	the cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas;
●	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);
●	the quality and availability of service for the vehicle, including the availability of replacement parts;
●	the limited range over which commercial electric vehicles may be driven on a single battery charge;
●	electric grid capacity and reliability; and
●	macroeconomic factors.

If we are unable to successfully develop new EVs and services in our target markets, address new market segments or develop a significantly broader customer base, it would have an adverse impact on our business, financial condition, operating results and prospects.

We may not be able to successfully engage target customers or convert trial deployments with truck fleets into meaningful orders or additional deployments in the future.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to identify target customers and to convert trial deployments with truck fleets into meaningful orders or additional deployments in the future. Our vehicles have been delivered to certain customers on an early trial deployment basis, where such customers have the ability to evaluate whether these OHEVs meet their performance and other requirements before they commit to order or additional deployments in the future. If we are unable to meet customers’ performance requirements or industry specifications, meet the performance and validation milestones mandated by the fleet owners or OEM, identify new target customers or convert early trial deployments in truck fleets into orders or obtain additional deployments in the future, our business, prospects, financial condition and operating results may be materially adversely affected.

The benefits of our OHEVs to customers and projected return on investment have not been substantiated through long-term trials or use.

Our core products’ benefits to customers and projected return on investment have not been substantiated through long-term trials or use. We currently have a limited frame of reference by which to evaluate the performance of our OHEVs upon which our business prospects depend. There can be no assurance that our vehicles will provide the expected long-term benefits to customers. Our vehicles may not perform consistently with customers’ expectations. Any failure of our products and service offerings to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results.

If our vehicles fail to perform as expected, our business, prospects, financial condition and operating results could be adversely affected.

Our vehicles may not perform in a manner that is consistent with our customers’ expectations for a variety of reasons. Some of our prototype vehicles experienced maintenance problems, which resulted in increased service costs and management time spent to address the problem and support the customer relationship.

Vehicles that we produce and sell in the future also may contain defects in design and manufacture that cause them not to perform as expected or that may require repair. Further, the performance of our vehicles may be negatively impacted by other factors, such as limitations inherent in existing battery technology and extreme weather conditions. If defects in our vehicles exist or our vehicle technologies do not perform over time in the manner we expect, we could be required to incur significant costs to fix such defects, replace vehicle systems and/or conduct recalls of our vehicles, which could adversely affect our brand, business, prospects, financial condition and operating results.

Any product defect or other failure of our commercial electric vehicles to perform as expected could result in customer losses, adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, any of which could have an adverse effect on our business, prospects, financial condition and operating results.

We have no issued patents for our proprietary technologies at this time. Our patent applications, including that for ZeroNox Electronic Powertrain Platform (“ZEPP”) and our Iron Vault energy storage system, may not be granted, and if so, that may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter disclosure or the first to file a patent application for our proprietary technology, including for ZEPP and Iron Vault energy storage system. If another party has filed a patent application of the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

We currently do not have any issued patents for our proprietary electric powertrain or battery technologies. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	as noted below, any patent applications we submit may not result in the issuance of patents;
●	the scope of our patents that may subsequently issue may not be broad enough to protect our proprietary rights;
●	our patents, even if issued, may be challenged or invalidated by third parties;
●	our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;
●	third parties may independently develop technologies that are the same or similar to ours;
●	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and
●	current and future competitors may circumvent or otherwise design around our patents.

Patent, trademark, copyright and trade secret laws vary throughout the world. Some foreign countries, such as Ghana and other countries in Africa, do not protect intellectual property rights to the same extent as do the laws of the U.S. Further, policing the unauthorized use of our intellectual property rights in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

Our success depends on a few third-party suppliers, some of which are limited source suppliers. The inability of these suppliers, due to increased demand or other factors, to deliver necessary components of our vehicles and battery packs at prices and quantities we require, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on a few third-party suppliers for the provision and development of many of the key components and materials used in our vehicles and battery packs. For the year ended December 31, 2022, two vendors represented approximately 77% of our accounts payable. For the year ended December 31, 2021, three vendors represented approximately 74% of our accounts payable. ZeroNox has not experienced any disruptions due to such reliance partly because we collaborate with manufacturers to source partially assembled products and parts, instead of directly procuring certain raw materials. This enables us to focus on our core competencies and maintain a streamlined production process.

We strive to establish alternative sources to minimize dependency on a single supplier for any particular component. We collaborate with our suppliers to meet quality assurance and cost-effectiveness standards and address constraints resulting from regulatory requirements. Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. A supplier’s failure to supply parts in a timely manner or to supply parts that meet our quality, quantity or cost requirements or specifications or inability to obtain alternative sources of similar components could materially adversely affect our business. We do not know when or whether we will secure long-term supply and relationships with any supplier or partner, or whether such relationships will be on terms that will allow us to achieve our objectives. If we are unable to obtain components and materials used in our products from our suppliers or if our suppliers decide to create or supply competing products, our business could be adversely affected. While we believe that we can establish alternate supply relationships and can obtain or engineer replacement components for our limited source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to

us. In addition, if these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect our ability to deliver vehicles and could increase our costs, which could have a material adverse effect on our business, prospects, financial condition and operating results. In 2021 and 2022 and for reasons related to COVID, we experienced delays in manufacturing due to closure of manufacturing plants, and delays in shipping due to shortage of shipping containers and backlog at the ports.

The market for our vehicles and technologies is rapidly changing and subject to various factors that may negatively impact our results of operations.

The market for alternative fuel vehicles is rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing demands and behaviors within our target markets. Factors that may influence the adoption of alternative fuel vehicles, and specifically EVs, include:

●	perceptions about EVs quality, safety, design, performance and cost;
●	adverse events or accidents that are linked to the quality or safety of EVs;
●	the limited range over which EVs may be driven on a single battery charge;
●	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote EVs as a practical solution to vehicles which require gasoline or diesel;
●	the availability of alternative fuel vehicles, including plug-in hybrid EVs;
●	improvements in the fuel economy of the internal combustion engine;
●	the relative environmental consciousness of consumers;
●	volatility in the cost of oil and gasoline;
●	consumers’ perceptions of the dependency of the United States on oil from unstable or hostile countries, and government regulations;
●	economic incentives promoting fuel efficiency and alternate forms of energy;
●	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost to charge an EV;
●	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles;
●	political bent of Congress and the President for regulations impacting the promotion of clean technologies;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

The influence of any of the factors described above may cause current or potential customers not to purchase our OHEVs or battery technologies, which would negatively impact our business, operating results, financial condition and prospects.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our OHEVs and battery technologies.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects, in ways that are difficult to assess or that we are unable to anticipate. If we fail to develop new or enhanced technologies or processes, or to react to changes in existing technologies, our OHEVs and battery technologies may lose competitiveness which could lead to decreased revenue.

EV technology is rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our OHEVs.

The EV technology is rapidly evolving and we may be unable to keep up with changes or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. As technologies evolve, particularly battery cell technology, we may have to make changes to our products, which may also negatively impact the market adoption of our existing products. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

If we are unable to keep up with advances in EV technology, we may suffer a decline in our competitive position.

There are companies in the electric vehicle industry that have developed or are developing vehicles and technologies that compete or will compete with our vehicles. There are no assurances that traditional auto makers such as Daimler, Ford, General Motors, and Volvo will not enter into the OHEV market and compete with us. We also cannot assure you that our competitors will not be able to duplicate our technology or provide products and services similar to ours more efficiently. Our research and development efforts, including the time and resources devoted to our Zeronox Clean Technology Incubator, may be insufficient to adapt to changes in, or create necessary, technology to be competitive. Any failure by us to keep up with advances in EV technology, particularly battery technology, would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition.

The OHEV market is highly competitive, and we may not be successful in competing in this market.

We face intense competition in bringing our OHEVs to market. We face competition from many different sources in the OHEV market including existing major commercial vehicle OEMs, such as Polaris and John Deere, as well as new companies that are developing alternative fuel and electric commercial vehicles. Many of our current and potential competitors, including Xos, Inc. and Proterra Inc., may have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of our products, including our OHEVs. Additionally, our competitors may also have substantially greater financial resources and name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our vehicles. Additional mergers and acquisitions activities may result in even more resources being concentrated in our competitors. In addition, we also compete with manufacturers of vehicles with internal combustion engines. There are no assurances that customers will choose our vehicles over those of our competitors, or over internal combustion engines vehicles. We expect additional competitors to enter the market as well.

We expect competition in our OHEV market to intensify from our existing and future competitors in the future considering increased demand and regulatory push for EV and alternative fuel commercial vehicles.

The demand for electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles could be reduced, and our business and revenue may be harmed. In addition, demand for our offerings may be negative impacted if stay at home orders related to the COVID-19 pandemic persist or are adopted by additional markets.

Gasoline and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for EVs may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand. For instance, our product sales to the farming and agricultural market have historically exhibited seasonality. Our products, such as UTVs and electrification conversion kits, are often used for customers’ activities related to farming, transportation, cultivation, and irrigation. Demand for our products used for such activities tend to be more prevalent in the spring and fall seasons when planting and harvesting occur. As a result, our sales tend to be higher in those periods and lower in the winter season when there is less demand for our products. As we continue to diversify our customer base, we expect more consistent revenue streams from the fleet owners and OEMs outside of the agricultural market. However, there is no assurance that we may not continue to face some challenges related to seasonality of sales, such as cash flow fluctuations, inventory management, production planning and operating expenses, which we anticipate will fluctuate as the pace at which we continue to design, develop new vehicles, increase manufacturing or assembly capacity and establish or expand design, research and development, manufacturing/assembly, sales and service facilities.

Our revenues from period to period may also fluctuate as we identify and investigate areas of demand, adjust volumes and add new products based on market demand and margin opportunities, develop and introduce new vehicles or introduce existing vehicles to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of New ZeroNox common stock could fall substantially, either suddenly or over time.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflect current estimates of future performance and incorporate certain financial and operational assumptions, including cost of goods sold, inflation, retail and wholesale prices, market demand, supply chain, product development cycles, manufacturing capacity, raw material availability, labor availability, and working capital. These assumptions are preliminary and there can be no assurance that the actual results upon which our assumptions are based will be in line with our expectations. The projections cover multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. Given our limited commercial experience, it is likely that many of these assumptions will prove incorrect. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. See “Risk Factors,” “ZeroNox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

●	whether we can obtain sufficient capital to sustain and grow our business;
●	our ability to manage our growth;
●	whether we can manage relationships with key suppliers and partners;

●	the timing and costs of new and existing marketing and promotional efforts;
●	competition, including from established and future competitors;
●	the timing and costs of each vehicle delivery;
●	whether customers will adopt our electric powertrain and battery storage technologies;
●	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
●	the overall strength and stability of domestic and international economies;
●	demand for our current products and services;
●	regulatory, legislative and political changes; and
●	consumer requirements and preferences.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results. For more information regarding ZeroNox’s projections, please see the section entitled “Proposal 1 — The BCA Proposal —Projected Financial Information.”

We are subject to risks associated with strategic alliances with our key suppliers and product development partners, and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into non-binding memoranda of understanding and letters of intent (“MOUs”) with certain key manufacturers, suppliers and development partners to form strategic alliances with such third parties, and may in the future enter into additional strategic alliances or joint ventures or minority equity investments, in each case with various third parties for the manufacture of our vehicles. There is no guarantee that any of our MOUs would lead to any binding agreements or lasting or successful business relationships with such key suppliers and development partners. If these strategic alliances are established, they may subject us to several risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to our business. We may also suffer negative publicity or harm to our reputation by virtue of our association with any such third-party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be materially adversely affected.

We have entered and may continue to enter into agreements and non-binding purchase orders, letters of intent and memoranda of understanding or similar agreements for sales of our vehicles, which are cancellable at the option of our customers for reasons including our failure to meet certain performance or validation milestones.

We have entered and may continue enter into agreements, purchase orders, letters of intent and memoranda of understanding or similar agreements for the sale of our vehicles that include various cancellation rights in favor of the customer. For example, we have entered into binding distribution and purchase agreements for the purchase of vehicles; however, they are subject to the further entry into a definitive agreement with final pricing, warranty coverage and other terms. These purchase obligations may also be cancelled if ZeroNox has failed to meet the performance or validation milestones specified in such agreements. As a result, we cannot assure you that we will be able to enter into a definitive agreement that will result in additional revenue to ZeroNox. In addition, we have entered and may continue to enter into purchase orders, letters of intent and memoranda of understanding or similar agreements that are not binding on our customer and may also be subject to modification and cancellation provisions. Any of these adverse actions related to these agreements, purchase orders, letters of intent, memoranda of understanding or any future customer contracts could harm our business, prospects, financial condition and operating results.

If we are unable to train fleet owners and OEMs on the safe and appropriate use of our products, we may be unable to achieve our expected growth.

It is critical to the success of our commercialization efforts to train a sufficient number of fleet owners and OEMs and provide them with adequate instruction in the safe and appropriate use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we rely on the trained customers to advocate the benefits of our products in the marketplace. Convincing our customers to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you that we will be successful in these efforts. If we cannot attract potential new customers to our education and training programs, we may be unable to achieve our expected growth. If our customers are not properly trained, they may misuse or ineffectively use our products. This may also result in, among other things, customers’ dissatisfaction of our products, negative publicity or lawsuits against us, any of which could have an adverse effect on our business and reputation.

We may experience significant delays in the design, manufacturing and wide-spread deployment of our OHEVs and our Iron Vault energy storage system, which could harm our business, prospects, financial condition and operating results.

Although we were incorporated in October 2017, we did not develop our first prototype until late 2018 and commercialize our first products until January 2019. Currently our Iron Vault and battery modularity is in development and testing phases. Large scale deliveries of our OHEVs to customers is not expected to begin until 2024 and may occur later or not at all. We have developed a prototype of the Iron Vault 10.75kWh energy storage system which is currently being tested and we plan to offer our Iron Vault energy storage system later this year. Any delay in the financing, design, development, manufacturing and release of our vehicles and energy storage system could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, manufacturing and release of new products, and to the extent we delay the launch of our products, our growth prospects could be adversely affected as we may fail to grow our market share. We will continue to rely on our third-party contract manufacturing partners to build our vehicles at scale, and if they are not able to manufacture the vehicles that meet our specifications, we will need to partner with other contract manufacturers or look for some other options, which may cause us to incur additional costs and delay deployment of our vehicles. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles, and to the extent we experience any delays, we may need to seek alternative suppliers. If we experience delays by our third-party outsourcing partners or suppliers, we could experience delays in delivering on our timelines.

Our ability to develop our vehicles of sufficient quality and appeal to customers on schedule and on a large scale will require significant capital expenditures and is unproven and still evolving.

Although we have sold our OHEVs to a number of customers in the past, we have limited experience commercializing our vehicles on a large scale and may not be able to do so efficiently and effectively. A key element of our long-term business strategy is the continued growth in sales, marketing, training, customer service and maintenance and servicing operations, including hiring personnel with the necessary experience. Managing and maintaining these operations is expensive and time consuming, and an inability to leverage such an organization effectively or at all could inhibit potential sales and the penetration and adoption of our products into new markets. In addition, certain decisions we make regarding staffing in these areas in an effort to maintain an adequate spending level could have unintended negative effects on our revenues, such as weakening the sales, marketing and maintenance and servicing infrastructures or lowering the quality of customer service.

Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our vehicles, which will require significant capital expenditures. Our continued development of our vehicles and battery packs are and will be subject to risks, including with respect to:

●	long- and short-term durability of our vehicles and battery packs to withstand day-to-day wear and tear;
●	compliance with environmental, workplace safety and similar regulations;
●	delays in delivery of components by our suppliers;

●	the compatibility of our electrification conversion kits with future vehicle designs;
●	our ability to attract, recruit, hire and train skilled employees;
●	quality controls, particularly as we plan to expand our manufacturing/assembly capabilities;
●	delays or disruptions in our supply chain;
●	other delays and cost overruns; and
●	our ability to secure additional funding, if necessary.

We have no experience to date in high volume manufacturing of our vehicles and battery packs, and currently rely and will continue to rely on third-party contract manufacturing partners to manufacture our vehicles, and to supply critical components and systems, which expose us to a number of risks and uncertainties outside our control.

As of February 2023, we have partnered with third-party contract manufacturer partners to manufacture up to approximately 500 Tuatara vehicles per month and up to 3,500 PEAK forklifts per year. Our agreements with these manufacturer partners provide for pricing tiers based on volume where pricing drops as volume increases. We do not know whether we or our current or future third-party contract manufacturing partners will be able to develop efficient, automated, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and manufacturing standards, as well as the manufacturing volumes, required to successfully mass market our vehicles and battery packs. Even if we and our third-party contract manufacturing partners are successful in developing our high volume manufacturing capability and processes, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our product commercialization and manufacturing schedules or to satisfy the requirements of customers and potential customers. If our third-party contract manufacturing partners were to experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, product shipments could be delayed or rejected or our customers could consequently elect to change product demand. These disruptions would negatively impact our revenues, competitive position and reputation. In addition, our current or future third-party contract manufacturing partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in manufacturing if a new manufacturing site must be obtained. Further, if we are unable to successfully manage our relationship with our third-party contract manufacturing partners, the quality and availability of our vehicles and battery packs may be harmed. Our third-party contract manufacturing partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our third-party contract manufacturing partners stopped manufacturing our vehicles or battery packs for any reason or reduced their manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations and ability to meet delivery timelines.

Because we outsource the manufacturing of our vehicles, the cost, quality and availability of third-party contract manufacturing operations is essential to successfully manufacture of our vehicles and battery packs. Our reliance on third-party contract manufacturing partners exposes us to a number of risks which are outside our control, including:

●	unexpected increases in manufacturing costs;
●	interruptions in shipments if a third-party contract manufacturing partner is unable to complete production in a timely manner;
●	inability to control delivery schedules;
●	inability to control manufacturing levels and to meet minimum volume commitments to our customers;
●	inability to control manufacturing yield; and
●	inability to maintain adequate manufacturing capacity.

The manufacturing facilities of our third-party contract manufacturing partners and the equipment used to manufacture our vehicles and battery packs would be costly to replace and could require substantial lead time to replace and qualify for use. The manufacturing facilities of our third-party contract manufacturing partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the recent COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our vehicles or battery packs for some period of time. The inability to manufacture our vehicles or the backlog that could develop if the manufacturing facilities of our third-party contract manufacturing partners are inoperable for even a short period of time may result in the loss of customers or harm our reputation.

Although we promote ethical business practices and our operations personnel periodically visit and monitor the operations of our third-party contract manufacturing partners, we do not control our third-party manufacturing partners or their labor and other legal compliance practices, including their environmental, health and safety practices. If our current or future third-party contract manufacturing partners violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

If we fail to manage our growth effectively, we may not be able to further design, develop, manufacture and market our vehicles or battery packs successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:

●	expanding the management team;
●	hiring and training new personnel;
●	expanding our product offering;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, research and development, manufacturing, sales, distribution, and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	expanding into new markets.

As of February 2023, we had 43 full-time employees. We intend to continue to hire a significant number of additional personnel across a variety of functions including, but not limited to, sales, marketing, servicing, product, engineering, supply chain, manufacturing and operations. Competition for individuals with experience designing, manufacturing and servicing OHEVs is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Our vehicles use lithium-ion battery cells, a class of batteries which have been observed to catch fire or vent smoke and flame.

Our battery packs use lithium-ion battery cells. On rare occasions, lithium-ion battery cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion battery cells. While we have taken measures to enhance the safety of our battery designs, a field or testing failure of our vehicles could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion battery cells for automotive applications or any future incident involving lithium-ion battery cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion battery cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the battery cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s EV or energy storage product may cause indirect adverse publicity for us and our vehicles. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, and other key components, could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of electric vehicles by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include:

●	an increase in the cost, or decrease in the available supply, of materials used in the battery cells;
●	disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and
●	fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar.

Our business is dependent on the continued supply of battery cells for the battery packs used in our vehicles. Any disruption in the supply of battery cells from our suppliers could disrupt production of our vehicles. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to it, such as those charged by suppliers of battery cells or other key components, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle sales. Any attempts to increase vehicle prices in response to increased material costs could result in cancellations of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We and our contract manufacturing partners may rely on complex machinery for the manufacture of our vehicles and battery packs, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our third-party contract manufacturing partners may rely on complex machinery, for the manufacture and assembly of our vehicles, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our facilities and the facilities of our third-party contract manufacturing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

The performance characteristics of our vehicles and battery packs may vary, including due to factors outside of our control, which could harm our ability to develop, market and deploy our vehicles.

The performance characteristics of our vehicles and battery packs, including expected range, may vary, including due to factors outside of our control. Our vehicles and battery packs are subject to further design and development in order to improve them, and there are no assurances that they will be able to meet their projected performance characteristics. External factors may also impact the performance characteristics of our vehicles and battery packs, including, but not limited to, driver behavior, speed, terrain, hardware efficiency, payload, vehicle and weather conditions. These external factors as well as any operation of our vehicles and battery packs other than as intended, may affect performance of our OHEVs and battery packs, including range and longevity.

In addition, our OHEVs may contain defects in design and manufacturing that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our vehicles upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our vehicles. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our vehicles may not perform consistent with customers’ expectations or consistent with other vehicles which may become available.

If the average performance of our vehicles and battery packs, including the usable life of a battery pack, is less than ours or our customers’ expectations, or if there are product defects or any other failure of our vehicles and battery packs to perform as expected, our reputation could be harmed, which could result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results.

Insufficient reserves to cover future part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect our business, prospects, financial condition and operating results.

We will need to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. If our reserves are inadequate to cover future maintenance requirements on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims.

We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our vehicles, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our vehicles do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our vehicles will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our vehicles.

A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our vehicles and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

Any product recall in the future, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles, or components thereof, prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles or components are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our vehicles and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric vehicles from other manufacturers could by association have a negative impact on perception and customer demand for our vehicles or battery packs.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our vehicles if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our vehicles, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our vehicles, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of hybrid electric and vehicles, including our vehicles and our manufacturing and sales performance compared with market expectations, as well as negative publicity with respect to our competitors.

We have limited experience servicing our vehicles and our integrated software. If we are unable to adequately service our vehicles, our business, prospects, financial condition and operating results may be materially and adversely affected.

Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. If we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our sales, results of operations and prospects.

Our customers will also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our vehicles. As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition and operating results may be materially and adversely affected.

Our OHEVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our OHEVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain, errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fail to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our vehicles.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our vehicles, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties’ trademark, trade secrets or other proprietary rights. See “Legal Proceedings.” Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party’s intellectual property rights, we may be required to do one or more of the following:

●	cease development, sales or use of our products that incorporate the asserted intellectual property;
●	pay substantial damages;

●	obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or
●	re-design one or more aspects or systems of our vehicles.

A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business, prospects, financial condition and operating results may be adversely affected.

We anticipate applying for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel and electric vehicles and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from federal, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives or that we will be eligible for certain tax or other economic incentives.

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our financial position could be harmed.

Our success will depend on our key executive officers and other key personnel.

Our success will be largely dependent upon the continued employment of our key executive officer and other key personnel, particularly Vonn Christenson and Robert Cruess. The loss of Vonn Christenson and Robert Cruess’ services could have a material adverse effect on the implementation of our business plan. If we lose the services of our key executives, we would need to devote substantial resources to finding replacements, and until replacements were found, we would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on our business. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business.

In addition, our future operating results will substantially depend upon our ability to attract and retain highly qualified management, financial, technical and administrative personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our business strategy. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

We, our outsourcing partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with, these regulations could substantially harm our business and operating results.

We and our vehicles as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our vehicles in the jurisdictions in which we plan to operate and intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our vehicles in any of these jurisdictions.

If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we currently operate, or those jurisdictions in which we plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the electric and alternative energy vehicle industry are evolving and we face risks associated with changes to these regulations, including, but not limited to:

●	increased support for other alternative fuel systems, which could have an impact on the acceptance of our vehicles; and
●	increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our vehicles may not comply with applicable foreign, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results could be adversely affected.

Future changes to regulatory requirements may have a negative impact upon our business.

While our vehicles are subject to substantial regulation under federal, state and local laws, we believe that our vehicles are compliant with all applicable laws. However, to the extent the laws change, new laws are introduced, or if we introduce new vehicles in the future, some or all of our vehicles may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for electric vehicles are not yet generally available or accepted as industry standards, our vehicles may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

Ongoing impacts from COVID-19 or another pandemic, epidemic or outbreak of an infectious disease may materially and adversely impact our business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic as well as other possible health pandemics, epidemics or outbreaks may materially and adversely impact our business, prospects, financial condition, and operating results. The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities and the delivery schedule of our vehicles. In addition, various aspects of our business cannot be conducted remotely, including the testing and assembly of our vehicles. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales and usage in markets around the world.

We also depend on third-party suppliers and manufacturers in foreign countries. The COVID-19 pandemic could limit the ability of our customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in our vehicles. We may also experience an increase in the cost of raw materials used in our manufacture of vehicles. Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, our customers, suppliers, manufacturers and partners may suspend or delay their engagement with us, which could result in a material adverse effect on its financial condition and ability to meet current timelines. Our response to the ongoing COVID-19 pandemic may prove to be inadequate and we may be unable to continue our operations in the manner we had prior to the outbreak, and may endure interruptions, reputational harm, delays in our product development and shipments, all of which could have an adverse effect on our business, prospects, financial condition and operating results. In addition, when the pandemic subsides, we cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on our target markets and our business.

If the security of the personal information, confidential or proprietary information that we (or our service providers or vendors) collect, store or process is compromised or is otherwise accessed or acquired without authorization, our reputation may be harmed and we may be exposed to liability and loss of business, which could materially adversely affect our financial performance and results of operations or prospects.

We plan to collect, store, transmit and otherwise process data from vehicles, customers, employees and others as part of our business and operations, which may include personal, confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our vehicles. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future threats to such data. In addition, some of our employees are working remotely, which may pose additional data security risks. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached, or data could otherwise be compromised. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors.

Jason Gotberg, our Chief Technology Officer, oversees our cybersecurity practices and ongoing efforts to improve security. Our board of directors continues to actively manage and oversee a spectrum of business risks, including cybersecurity risks. As we begin large scale delivery of our vehicles, we will assess the need to adopt a cybersecurity risk management policy designed to protect against cybersecurity threats and vulnerabilities. All protective measures, as well as additional measures that may be required to comply with rapidly evolving security standards and protocols imposed by law, regulation, industry standards or contractual obligations, may cause us to incur substantial expenses. Failure to timely upgrade or maintain computer systems, software and networks as necessary could also make us, our suppliers and service providers susceptible to breaches and unauthorized access and misuse. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from data and cybersecurity risks.

Our vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, unauthorized actors may attempt to gain access to modify, alter and use such networks, vehicles and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. A significant breach of our third-party service providers’ or vendors’ or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, regulatory investigations, litigation and harm to our reputation and brand. The risk of breach of our security measures or those of our third-party service providers and vendors has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including, without limitation, the theft or misuse of personal information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks and malware. Because the techniques used by bad actors change frequently, we or our third-party service providers or vendors may be unable to anticipate these techniques or implement adequate preventive measures. The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, disrupt management’s attention, negative publicity or other harm to our business. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or change. New laws governing data breaches may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, divert management’s attention, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived security breach.

A security breach may cause us to breach our customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard personal information. We also may be subject to laws that require us to use industry-standard or reasonable security measures to safeguard personal information. A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

We may not have adequate insurance coverage for security incidents or breaches or other failures to comply with obligations governing data privacy or security. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We may be subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards regarding the confidentiality, protection, and appropriate use of personal, proprietary or confidential information. Such obligations govern our collection, storage, retention, destruction, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. Such frameworks could require notification of data breaches, restrict our use of governed information and hinder our ability to acquire new customers or market to existing customers.

In the United States, these frameworks include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act (the “CCPA”), and other state and federal laws relating to privacy and data security. For example, California requires connected devices to maintain minimum information security standards. Additionally, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of the sale of personal information, and provides a private right of action and potential statutory damages for data breaches. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other jurisdictions in the United States have begun to propose similar laws. Compliance with any applicable privacy or data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations. Moreover, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, that went into effect on January 1, 2023. It is expected that the CPRA will, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. These laws exemplify our vulnerability to the evolving regulatory environment related to personal information.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Complying with privacy and data protection laws and regulations or other obligations may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with these laws and regulations, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Because the interpretation and application of privacy and data protection laws are uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or in a manner inconsistent across the jurisdictions in which we operate. Noncompliance could result in proceedings against us by governmental and regulatory entities, customers, data subjects or others. Any inability to adequately address privacy or information security concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, necessitate a change in our business practices, inhibit sales, and adversely affect our business, results of operations, and financial condition.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and, while we are striving for compliance with all of them, we have limited experience in compliance. Moreover, we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

Contamination at properties we own, will own or operate, we formerly owned or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

We have incurred losses during our history and do not expect to become profitable soon and may never achieve profitability. To the extent that we and New ZeroNox continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all.

Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our and New ZeroNox’s net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), these federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in our or New ZeroNox’s ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of us or New ZeroNox utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Business Combination or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from the Business Combination or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we or New ZeroNox earn taxable income, such limitations could result in increased future income tax liability to us or New ZeroNox and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences and trade war with China, could adversely affect our business, prospects, financial condition and operating results.

The U.S. government has previously imposed tariffs on certain foreign goods, including vehicle parts, which have resulted in increased costs for goods imported into the United States. In response to these tariffs, a number of U.S. trading partners have imposed retaliatory tariffs on a wide range of U.S. products, which makes it more costly for us to export our vehicles to those countries. Any change in government policy in this regard may result in substantial regulatory uncertainty regarding international trade and trade policy.

U.S. policies have called for substantial changes to trade agreements, have increased tariffs on certain goods imported into the U.S. and have raised the possibility of imposing significant, additional tariff increases. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported vehicles decreases due to the higher cost, our operating results could be materially adversely affected. While we cannot predict the extent to which the U.S. or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have an adverse impact on demand for our services, sales and clients and affect the economies of the U.S. and various countries, having an adverse effect on our business, financial condition and results of operations. Some of our OEMs are in China. See section entitled, “Information About ZeroNox – Material Agreements.”

We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.

Our vehicles are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of our vehicles and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes to our vehicles, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our vehicles and solutions or, in some cases, prevent the export or import of our vehicles to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our vehicles, as well as our decreased ability to export or market our vehicles to potential customers. Any decreased use of our vehicles or limitation on our ability to export or market our vehicles would likely adversely affect our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. At this time, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) do not believe that our business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions resulted from the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to ZeroNox, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Risks Related to the Business Combination and G4G

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to G4G prior to the consummation of the Business Combination and New ZeroNox following the consummation of the Business Combination.

We have no operating history and no operating revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

The Sponsor and members of our management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

Our initial shareholders owned, on an as-converted basis, 20% of our outstanding ordinary shares (excluding the Class A ordinary shares underlying the private placement units) immediately following the completion of the initial public offering.

The Sponsor and members of our management team also may from time to time purchase G4G Class A ordinary shares prior to our initial business combination. Our Cayman Constitutional Documents provide that, if we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. As a result, in addition to our initial shareholders’ Founder Shares, we would need 9,487,501, or 37.5% (assuming all issued and outstanding shares are voted), or 1,581,251, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 25,300,000 public shares issued and outstanding as of March 20, 2023 to be voted in favor of an initial business combination in order to have our initial business combination approved. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our Sponsor and each member of our management team to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.

Our ability to seek an alternative business combination is limited even if we determined the Business Combination is no longer in our shareholders’ best interest.

If we do not obtain shareholder approval at the extraordinary general meeting, ZeroNox can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and the Agreement End Date (as defined in the Merger Agreement). This could limit our ability to seek an alternative business combination that our shareholders may prefer after such initial vote.

Since the Sponsor and G4G’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with ZeroNox is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the G4G Board in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and G4G’s directors and executive officers have interests in the

Business Combination that may be different from, or in addition to, those of G4G shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	On July 15, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of the offering and formation costs in consideration of 6,325,000 G4G Class B ordinary shares, which were issued to the sponsor on July 15, 2021. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the issued and outstanding shares (excluding G4G Class A ordinary shares underlying the private placement units) upon completion of the initial public offering. Up to 825,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on December 14, 2021, none of the shares were forfeited and none of the 6,325,000 G4G Class B ordinary shares issued and outstanding remain subject to forfeiture (excluding such shares subject to forfeiture pursuant to the Sponsor Support Agreement). The Founder Shares (including G4G Class A ordinary shares issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. If G4G does not consummate a business combination by Liquidation Date, it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding shares of G4G Class A ordinary shares for cash and, subject to the approval of the remaining G4G shareholders and the G4G Board, dissolving and liquidating, subject in each case to its obligations under Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,325,000 shares of G4G Class B ordinary shares would be worthless because following the redemption of the shares of G4G Class A ordinary shares, G4G would likely have few, if any, net assets and because the holders of G4G Class B ordinary shares have agreed to waive their rights to liquidating distributions from the trust account with respect to the G4G Class B ordinary shares if G4G fails to complete a business combination within the required period. Additionally, in such event, the 6,853,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $10,280,000, will also expire worthless.
●	Simultaneously with the closing of the initial public offering, G4G completed the private sale of an aggregate of 800,000 private placement units to the Sponsor for a purchase price of $10.00 per private placement unit, generating gross proceeds of $8,000,000. Each private placement unit consists of one G4G Class A ordinary share, and one-half of one redeemable warrant with each whole warrant entitling the holder thereof to purchase one G4G Class A ordinary share for $11.50 per share, subject to adjustment. The private placement units (including G4G Class A ordinary shares issuable upon exercise of the private placement warrant included therein) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of an initial business combination. If G4G does not consummate a business combination by Liquidation Date, the 800,000 private placement units purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $8,000,000, will expire and be worthless.
●	The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to G4G stockholders than liquidate.
●	Given the differential in purchase price that the Sponsor paid for the Founder Shares as compared to the price of the G4G units sold in the IPO and the substantial number of shares of G4G Class A ordinary shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other G4G shareholders experience a negative rate of return following the Business Combination.
●	The Sponsor (including its representatives and affiliates) and G4G’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to G4G. The Sponsor and G4G’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to G4G completing its initial business combination. Moreover, certain of G4G’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. G4G’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to G4G, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in G4G’s favor and such potential business opportunities may be presented to other entities prior to their presentation to G4G, subject to applicable fiduciary duties under the Cayman Islands Companies Act. G4G’s Cayman Constitutional Documents provide that G4G renounces its interest in any corporate opportunity offered to any director or officer of G4G. This waiver allows G4G's directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. We do not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.
●	G4G’s existing directors and officers will be eligible for continued indemnification and continued coverage under G4G’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
●	Rahul Kakar, current Chief Financial Officer and Chief Operations Officer of G4G, and Dana Barsky, current director of G4G, are expected to be directors of New ZeroNox after the consummation of the Business Combination. As such, in the future, each of Mr. Kakar and Ms. Barsky may receive fees for her service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New ZeroNox board of directors determines to pay to its non-employee directors.
●	The Sponsor may transfer certain of its G4G Class B ordinary shares to G4G’s directors or advisors, or their affiliates, in conjunction with an initial business combination in the event such parties bring specific target company, industry or market expertise, as well as insights or relationships that G4G believe are necessary in order to locate, assess, negotiate and consummate an initial business combination. In addition, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on G4G’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. G4G audit committee will review on a quarterly basis all payments that were made by G4G to the Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on G4G’s behalf.
●	Prior to the closing of G4G’s initial public offering, the Sponsor loaned G4G $237,784 under an unsecured promissory note, which were used for a portion of the expenses of the initial public offering. The loans were fully repaid upon the closing of the initial public offering.
●	In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of G4G’s officers and directors may, but are not obligated to, loan G4G funds as may be required. If G4G completes an initial business combination, G4G may repay such loaned amounts out of the proceeds of the trust account released to G4G. In the event that the initial business combination does not close, G4G may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans by G4G’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. G4G does not expect to seek loans from parties other than the Sponsor, its affiliates or G4G’s management team as G4G does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.
●	After G4G’s initial business combination, members of G4G’s management team who remain with G4G may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to G4G’s shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to G4G’s shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider an initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
●	G4G has entered into a registration rights agreement pursuant to which the Sponsor is entitled to certain registration rights with respect to the private placement units, the units issuable upon conversion of working capital loans (if any), G4G Class A ordinary shares and warrants contained therein and G4G Class A ordinary shares issuable upon exercise of the foregoing. G4G will bear the expenses incurred in connection with the filing of any such registration statements.
●	The Sponsor and G4G's directors and officers will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions with ZeroNox rather than liquidate (in which case the Sponsor would lose its entire investment), even if ZeroNox is a less favorable target company or the terms of the Transactions are less favorable to G4G shareholders than an alternative transaction.

●	The Sponsor has invested an aggregate of $25,000 for the Founder Shares and $8,000,000 for the private placement units, which means the Sponsor, following the Transactions, may experience a positive rate of return on its investment, even if other G4G public shareholders experience a negative rate of return on their investment.
●	The Sponsor and G4G's officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on G4G's behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and G4G’s directors and officers may have influenced their motivation in identifying and selecting ZeroNox as a business combination target, completing an initial business combination with ZeroNox and influencing the operation of the business following the initial business combination. In considering the recommendations of the G4G Board to vote for the proposals, its shareholders should consider these interests.

Our letter agreement with the Sponsor, directors, officers and senior advisors may be amended without shareholder approval.

Our letter agreement with the Sponsor, directors, officers and senior advisors contains provisions relating to transfer restrictions of our Founder Shares and private placement units, the vesting of 25% of the Founder Shares held by the Sponsor, indemnification of the trust account, waiver of redemption rights and participation in liquidating distributions from the trust account. The letter agreement may be amended without shareholder approval. While we do not expect our board to approve any amendment to the letter agreement prior to our initial business combination, it may be possible that our board, in exercising its business judgment, and subject to its fiduciary duties, chooses to approve one or more amendments to the letter agreement. Any such amendments to the letter agreement would not require approval from our shareholders and may have an adverse effect on the value of an investment in our securities.

The exercise of G4G’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in G4G’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require G4G to agree to amend the Merger Agreement, to consent to certain actions taken by ZeroNox or to waive rights that G4G is entitled to under the Merger Agreement. Such events could arise because of changes in the course of ZeroNox’s business or a request by ZeroNox to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at G4G’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

We and ZeroNox will incur significant transaction and transition costs in connection with the Business Combination.

We and ZeroNox have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and ZeroNox may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New ZeroNox following the closing of the Business Combination.

Our ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may join us following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect the Business Combination is dependent upon the efforts of our key personnel. We believe our success depends on the continued service of our key personnel, at least until we have consummated our initial business combination. None of our officers is required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to their other business activities, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate our initial business combination. In addition, we do not have any key-man insurance on the life of, any of our officers. The unexpected loss of the services of our key personnel could have a detrimental effect on us.

The role of our and ZeroNox’s key personnel after the Business Combination, however, remains to be determined. Although some of our key personnel serve in senior management or advisory positions following the Business Combination, it is likely that most of, if not all, the management of ZeroNox will remain in place. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming, and could lead to various regulatory issues which may adversely affect our operations.

The officers and directors of ZeroNox may resign upon completion of the Business Combination. The loss of our or ZeroNox’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of our and ZeroNox’s key personnel upon the completion of the Business Combination cannot be ascertained at this time. Although we contemplate that certain members of our and ZeroNox’s management team will remain associated with New ZeroNox following our Business Combination, it is possible that members of the management of ZeroNox will not wish to remain in place.

Our management may not be able to maintain control of a target business after the Business Combination. Upon the loss of control of a target business, new management may not possess the skills, qualifications or abilities necessary to profitably operate such business.

We have structured our initial business combination so that the post-business combination company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business. As a result of the issuance of a substantial number of new Class A ordinary shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding Class A ordinary shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain control of the target business.

The announcement of the proposed Business Combination could disrupt New ZeroNox’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on New ZeroNox’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect New ZeroNox’s ability to retain and hire key personnel and other employees;
●	customers, suppliers, business partners and other parties with which New ZeroNox maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New ZeroNox or fail to extend an existing relationship with New ZeroNox; and
●	New ZeroNox has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New ZeroNox’s results of operations and cash available to fund its business.

Subsequent to our completion of the Business Combination, New ZeroNox may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on ZeroNox, we cannot assure you that this diligence will identify all material issues with the particular business, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of ZeroNox’s business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any holders who choose to retain their securities following the business combination could suffer a reduction in the value of their securities. Such holders are unlikely to have a remedy for such reduction in value.

We may have a limited ability to assess the management of ZeroNox and, as a result, may affect the Business Combination with ZeroNox whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting the Business Combination with ZeroNox, our ability to assess the ZeroNox’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the ZeroNox’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the ZeroNox’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any holders who choose to retain their securities following the business combination could suffer a reduction in the value of their securities. Such holders are unlikely to have a remedy for such reduction in value.

Because the combined company will become a public reporting company by means other than a traditional underwritten public offering, the combined company’s stockholders may face additional risks and uncertainties.

Because the combined company will become a public reporting company by means of consummating the business combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of the combined company’s common stock, and, accordingly, the combined company’s stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because the combined company will not become a public reporting company by means of a traditional underwritten public offering, there are material risks, including the absence of due diligence conducted by an underwriter tha would be subject to liability for any material misstatements or omissions in a registration statement. Because there is no independent third-party underwriter selling the shares of the combined company’s common stock, you must rely on the information included in this proxy statement/prospectus. Although G4G performed a due diligence review and investigation of ZeroNox in connection with the business combination, the lack of an independent due diligence review and investigation increases the risk of investment in the combined company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the combined company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the combined company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the combined company than they might if the combined company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the combined company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the combined company’s common stock could have an adverse effect on the combined company’s ability to develop a liquid market for the combined company’s common stock. See “— Risks Related to the Combined Company’s Common Stock — G4G’s and ZeroNox’s ability to consummate the Business Combination, and the operations of New ZeroNox following the Business Combination, may be materially adversely affected by the geopolitical conditions resulting from the invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our target markets.”

Any due diligence in connection with the Business Combination may not reveal all relevant considerations or liabilities of ZeroNox, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The due diligence undertaken with respect to the Business Combination may not reveal all relevant facts that may be necessary to evaluate such transaction or to formulate a business strategy. Furthermore, the information provided during due diligence may not be adequate or accurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential initial business combination, and these judgments may be inaccurate.

Due diligence conducted in connection with the Business Combination may not result in the Business Combination being successful. If the due diligence investigation fails to identify material information regarding an opportunity, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with the Business Combination, our company may subsequently incur substantial impairment charges or other losses. In addition, following the Business Combination, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect our leverage and financial condition and, thus, negatively impact the value of our shareholders’ investment in us.

We may choose to incur substantial debt to complete the Business Combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per-share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
●	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;
●	our inability to pay dividends on our Class A ordinary shares;
●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;
●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New ZeroNox’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, G4G being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of ZeroNox on the Closing Date and the number of G4G Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New ZeroNox’s future operating or financial performance and New ZeroNox’s actual financial condition and results of operations may vary materially from New ZeroNox’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The ZeroNox projected financial information considered by G4G may not be realized, which may adversely affect the market price of New ZeroNox common stock following the completion of the Business Combination.

In performing its financial analyses, G4G relied on, among other things, certain information, including the forecasts and financial projections described in the section titled “BCA Proposal — Projected Financial Information.” The ZeroNox forecasts and financial projections were prepared by, or at the direction of, the management of ZeroNox. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of ZeroNox. There can be no assurance that ZeroNox’s financial condition, including its cash flows or results of operations will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of New ZeroNox common stock or the financial position of ZeroNox following the Business Combination.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase public shares, rights or warrants, which may influence a vote on the Business Combination and reduce the public “float” of our Class A ordinary shares or public warrants.

If we seek shareholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Sponsor, directors, executive officers, advisors or their affiliates may purchase public shares, rights or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase public shares, rights or warrants in such transactions.

In the event that the Sponsor, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such transaction could be to (1) vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination, (2) reduce the number of public warrants outstanding or vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination, (3) reduce the number of rights outstanding or vote such rights on any matters submitted to the rights holders for approval in connection with our initial business combination or (4) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of the G4G Class A ordinary shares, rights or public warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation or tender offer materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation or tender offer materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly redeem or tender public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per public share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement only with a third-party that has not executed a waiver if management believes such third-party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination by the Liquidation Date, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the letter agreement which is filed by reference with this Report, our Sponsor has agreed it will be liable to us if and to the extent any claims by a third-party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations; provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event an executed waiver is deemed to be unenforceable against a third-party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

The securities in which we invest the proceeds held in the trust account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per share redemption amount received by shareholders may be less than $10.00 per share.

The proceeds held in the trust account may only be invested in direct U.S. Treasury obligations only having a maturity of 185 days or less, or in certain money market funds which invest only in direct U.S. Treasury obligations. While short-term U.S. Treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event of very low or negative yields, the amount of interest income (which we may withdraw to pay income taxes, if any) would be reduced. In the event we are unable to complete our initial business combination, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income. If the balance of the trust account is reduced below $261,000,000 as a result of negative interest rates, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share. Negative interest rates could also reduce the amount of funds we have available to complete our initial business combination.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event the proceeds in the trust account are reduced below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per public share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares in the event we do not consummate an initial business combination within the completion window). Accordingly, any indemnification provided will be able to be satisfied by us only if (a) we have sufficient funds outside of the trust account or (b) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition, or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition, or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate, and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that, immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offense, and may be liable for a fine of $18,292.68 and imprisonment for five years in the Cayman Islands.

We may not hold an annual general meeting until after the consummation of our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Islands Companies Act for us to hold annual or extraordinary general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to appoint directors and to discuss company affairs with management. Our board of directors is divided into three classes, with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term.

The grant of registration rights to the Sponsor may make it more difficult to complete the Business Combination, and the future exercise of such rights may adversely affect the market price of G4G Class A ordinary shares.

The Sponsor and its permitted transferees can demand that we register the resale of the Class A ordinary shares into which Founder Shares are convertible, the private placement units and the Class A ordinary shares issuable upon exercise of the private placement warrants, and warrants that may be issued upon conversion of working capital loans and the Class A ordinary shares issuable upon conversion of such warrants.

The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our securities that is expected when the securities owned by our Sponsor or its permitted transferees are registered for resale.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of our shareholders do not agree.

The Cayman Constitutional Documents do not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination, either prior to or upon consummation of an initial business combination, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus. As a result, we may be able to complete the Business Combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of the Business Combination and do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our Sponsor, officers, directors, advisors or their affiliates. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all Class A ordinary shares submitted for redemption will be returned to the holders thereof and instead we may search for an alternate business combination.

Our initial shareholders hold a substantial interest in us and will control the election and removal of members of our board of directors prior to the Business Combination. As a result, our initial shareholders may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, and will control our board.

Our initial shareholders own, on an as-converted basis, 20% of our issued and outstanding ordinary shares (excluding the Class A ordinary shares underlying the private placement units). Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner you do not support, including amendments to our Cayman Constitutional Documents. If our initial shareholders purchase any additional Class A ordinary shares in the open market or in privately negotiated transactions, this would increase their control. Neither our Sponsor nor, to our knowledge, any of our officers or directors, has any current intention to purchase additional securities, other than as disclosed in the prospectus related to the initial public offering. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares.

In addition, our board of directors, whose members were appointed by our Sponsor, is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. We may not hold an annual general meeting to appoint new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for appointment, and our initial shareholders will control the outcome, as only holders of our Class B ordinary shares will have the right to vote on the appointment or removal of directors prior to our initial business combination. Holders of our public shares will have no right to vote on the election or removal of directors during such time. In addition, holders of our Class B ordinary shares, will, in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires, pursuant to our Cayman Constitutional Documents, approval of a special resolution, meaning either the affirmative vote of holders of at least two-thirds of our issued and outstanding ordinary shares who attend and vote at a general meeting, or a unanimous written resolution of all of our shareholders entitled to vote), entitle the holders to 10 votes for every founder share. These provisions of our Cayman Constitutional Documents may only be amended by a special resolution, which shall include the affirmative vote of a simple majority of the Class B ordinary shares. As a result, you do not have any influence over the election or removal of directors or our continuation in a jurisdiction outside the Cayman Islands prior to our initial business combination. Accordingly, our initial shareholders, including our Sponsor, will continue to exert control at least until the completion of our initial business combination. In addition, we have agreed not to enter into a definitive agreement regarding the business combination without the prior consent of our Sponsor.

Our management’s ability to require holders of our public warrants to exercise such public warrants on a cashless basis will cause holders to receive fewer Class A ordinary shares upon their exercise of the public warrants than they would have received had they been able to exercise their public warrants for cash.

If we call our public warrants for redemption after the redemption criteria have been satisfied, our management will have the option to require any holder that wishes to exercise its public warrants (including any public warrants held by the Sponsor, officers, directors or their permitted transferees) to do so on a “cashless basis.” If our management chooses to require holders to exercise their public warrants on a cashless basis, the number of G4G Class A ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised their public warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in us.

Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.

Our warrant and rights agreements provide that, subject to applicable law, (a) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, (b) any action, proceeding or claim against us arising out of or relating in any way to the rights agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (c) in each case, we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant and rights agreements do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants or rights, as applicable, shall be deemed to have notice of, and consented to, the forum provisions in our warrant and rights agreement, as applicable. If any action, the subject matter of which is within the scope of the forum provisions of the warrant or rights agreement, as applicable, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants or rights, as applicable, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such warrant holder or rights holder, as applicable, in any such enforcement action by service upon such warrant or rights holder’s counsel in the foreign action as agent for such warrant holder or right holder, as applicable.

This choice-of-forum provision may limit a warrant or right holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our warrant or rights agreements to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations, and result in a diversion of the time and resources of our management and board of directors.

Past performance by our management team or their respective affiliates may not be indicative of future performance of an investment in us.

Information regarding performance is presented for informational purposes only. Any past experience or performance of our management team and their respective affiliates is not a guarantee of either (a) our ability to successfully identify and execute a transaction, or (b) success with respect to any business combination that we may consummate. You should not rely on the historical record of our management team or their respective affiliates as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward.

After Closing, warrants will become exercisable for New ZeroNox common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase shares of New ZeroNox common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Under the current terms of the Warrant Agreement these warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New ZeroNox common stock will be issued, which will result in dilution to the holders of New ZeroNox common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New ZeroNox common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants may expire worthless.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem issued and outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted). Recent trading prices for our Class A ordinary shares have not exceeded the $18.00 per share threshold at which the public warrants would become redeemable. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants as set forth above, even if the holders are otherwise unable to exercise the public warrants. Redemption of the issued and outstanding public warrants could force you to (a) exercise your public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your public warrants at the then-current market price when you might otherwise wish to hold your public warrants, or (c) accept the nominal redemption price which, at the time the issued and outstanding public warrants are called for redemption, we expect would be substantially less than the market value of your public warrants.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of Class A ordinary shares determined based on the redemption date and the fair market value of our Class A ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants.

Our rights and warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate the Business Combination.

We issued warrants to purchase 12,650,000 of our Class A ordinary shares, at a price of $11.50 per whole share, and 25,300,000 rights entitling the holder thereof to receive one-sixteenth (1/16) of one Class A Ordinary Share upon the consummation of our initial business combination as part of the Units sold in the initial public offering, and, simultaneously with the closing of the initial public offering, we issued in a private placement an aggregate of 800,000 private placement units. The private placement units have underlying warrants to purchase an aggregate of 400,000 Class A ordinary shares. Both warrants will be exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment. In addition, if the Sponsor, its affiliates or a member of our management team makes any working capital loans, it may convert up to $1,500,000 of such loans into up to an additional 150,000 private placement units, at the price of $10.00 per unit. We may also issue Class A ordinary shares in connection with our redemption of our warrants.

To the extent we issue ordinary shares for any reason, including to effectuate a business combination, the potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business.

The private placement warrants are identical to the warrants sold as part of the units except that, so long as they are held by our Sponsor or its permitted transferees: (1) they will not be redeemable by us; (2) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our Sponsor until 30 days after the completion of our initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) the holders thereof (including with respect to the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

Because each unit contains one-half of one redeemable warrant and only a whole warrant may be exercised, the units may be worth less than units of other blank check companies.

Each unit contains one-half of one redeemable warrant. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder. This is different from other blank check companies whose units include one ordinary share and one whole warrant or a greater fraction of one whole warrant to purchase one share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of a business combination since the warrants will be exercisable in the aggregate for one-half of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making us, we believe, a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if a unit included one whole warrant or a greater fraction of one whole warrant to purchase one share.

An active trading market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions, including as a result of the COVID-19 pandemic. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

The Nasdaq may not list New ZeroNox’s securities on its exchange, which could limit investors’ ability to make transactions in New ZeroNox’s securities and subject New ZeroNox to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on the Nasdaq, we will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq’s continued listing requirements. We will apply to have New ZeroNox’s securities listed on the Nasdaq upon consummation of the Business Combination.

We cannot assure you that we will be able to meet all initial listing requirements. Even if New ZeroNox’s securities are listed on the Nasdaq, New ZeroNox may be unable to maintain the listing of its securities in the future.

If New ZeroNox fails to meet the initial listing requirements and the Nasdaq does not list its securities on its exchange, ZeroNox would not be required to consummate the Business Combination. In the event that ZeroNox elected to waive this condition, and the Business Combination was consummated without New ZeroNox’s securities being listed on the Nasdaq or on another national securities exchange, New ZeroNox could face significant material adverse consequences, including:

●	a limited availability of market quotations for New ZeroNox’s securities;
●	reduced liquidity for New ZeroNox’s securities;
●	a determination that New ZeroNox common stock is a “penny stock” which will require brokers trading in New ZeroNox common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New ZeroNox’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New ZeroNox’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

You are not entitled to protections normally afforded to investors of many other blank check companies, because we are exempt from certain SEC rules such as Rule 419.

We are exempt from certain rules promulgated by the SEC related to certain blank check companies, such as Rule 419. Accordingly, shareholders will not be afforded the benefits or protections of those rules. Among other things, this means our units were immediately tradable and we will have a longer period of time to complete our initial business combination than companies subject to Rule 419. Moreover, if the initial public offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of an initial business combination.

G4G’s and ZeroNox’s ability to consummate the Business Combination, and the operations of New ZeroNox following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic, other global events, and the overall status of debt and equity markets.

Our ability to complete the Business Combination may be frustrated by global events, including the COVID 19 pandemic, geopolitical turmoil and the implementation of economic sanctions, economic or industry sector downturns, and the overall status of debt and equity markets.

The COVID-19 pandemic has had, and other events (such as terrorist attacks, global hostilities, natural disasters or a significant outbreak of other infectious diseases) could have, an adverse impact on the economies and financial markets worldwide, and the business of ZeroNox with which we consummate the Business Combination could be materially and adversely affected.

Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s ability to consummate a business combination are not yet determinable.

If the disruptions posed by COVID-19, the military action commenced by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially and adversely affected.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

The outbreak of COVID-19 and other events may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities.

G4G’s and ZeroNox’s ability to consummate the Business Combination, and the operations of New ZeroNox following the Business Combination, may be materially adversely affected by the geopolitical conditions resulting from the invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our target markets.

United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the invasion of Ukraine by Russia in February 2022. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine during the ongoing military conflict, increasing geopolitical tensions with Russia. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine and subsequent sanctions, could adversely affect our search for a business combination and any target business with which we may ultimately consummate a business combination. The extent and duration of the Russian invasion of Ukraine, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in the “Risk Factors” section of our Annual Report on Form 10-K filed with the SEC on March 20, 2022. If these disruptions or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we may ultimately consummate a business combination, may be materially adversely affected.

In addition, the invasion of Ukraine by Russia, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyber-attacks against U.S. companies.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of ZeroNox common stock may be required to pay substantial U.S. federal income taxes.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a U.S. Holder that exchanges its ZeroNox common stock for New ZeroNox common stock may recognize gain in connection with the Merger and may be subject to substantial U.S. federal income taxes. For more information on the material U.S. federal income tax consequences of the Merger to U.S. Holders of ZeroNox securities, see “U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of ZeroNox Securities.”

G4G may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations, which may cause such acquisitions or business combinations to be delayed or ultimately prohibited. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with G4G, G4G may not be able to consummate a business combination with such target.

In the United States, among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. Certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by CFIUS.

CFIUS is an interagency committee authorized to review certain transactions involving direct or indirect foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

In connection with its initial business combination, G4G may determine that it will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay such initial business combination, or impose conditions with respect to such initial business combination, which may delay or prevent G4G from consummating such initial business combination.

Outside the United States, laws or regulations may affect G4G’s ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to G4G or a target. In such event, G4G may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which G4G could complete an initial business combination may be limited and G4G may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review could be lengthy. Because G4G has only a limited time to complete its initial business combination, G4G’s failure to obtain any required approvals within the requisite time period may require G4G to liquidate. If G4G liquidates, G4G public shareholders may only receive $10.00 per share, and G4G warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments; and
●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company with the SEC;
●	adoption of a specific form of corporate structure; and
●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure we are engaged primarily in a business other than investing, reinvesting or trading of securities, and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The trust account is intended as a holding place for funds pending the earliest to occur of either: (a) the completion of our initial business combination; (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our Cayman Constitutional Documents (i) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by the Liquidation Date or (ii) with respect to any other provision relating to the rights of holders of our Class A ordinary shares; or (c) absent our completing an initial business combination by the Liquidation Date, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we have not consummated our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per public share, or less in certain circumstances, on the liquidation of our trust account, and our rights and warrants will expire worthless.

We may issue additional Class A ordinary shares or preference shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. We may also issue Class A ordinary shares upon the conversion of the Founder Shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained in our Cayman Constitutional Documents. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our Cayman Constitutional Documents authorize the issuance of up to 479,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares, and 1,000,000 preference shares, par value $0.0001 per share. As of March 20, 2023, there were 452,900,000 and 13,675,000 authorized but unissued Class A ordinary shares and Class B ordinary shares, respectively, available for issuance which amount does not take into account shares reserved for issuance upon exercise of outstanding rights, warrants or shares issuable upon conversion of the Class B ordinary shares, if any. The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to consummate an initial business combination) at the time of our initial business combination or earlier at the option of the holders thereof, as described herein and in our Cayman Constitutional Documents. As of March 20, 2023, there were no preference shares issued and outstanding.

We may issue a substantial number of additional Class A ordinary shares or preference shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. We may also issue Class A ordinary shares in connection with our redeeming the warrants or upon conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of anti-dilution provisions. However, our Cayman Constitutional Documents provide, among other things, that prior to or in connection with the Business Combination, we may not issue additional shares that would entitle the holders thereof to (a) receive funds from the trust account or (b) vote on any initial business combination or on any other proposal presented to shareholders prior to or in connection with the completion of our initial business combination. These provisions of our Cayman Constitutional Documents, like all provisions of our Cayman Constitutional Documents, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:

●	may significantly dilute the equity interest of public investors, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;
●	may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;
●	could cause a change in control if a substantial number of Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;
●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;
●	may adversely affect prevailing market prices for our Units, Class A ordinary shares, rights and/or warrants; and
●	may not result in adjustment to the exercise price of our warrants.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with this Annual Report on Form 10-K. Only in the event we are deemed to be a large accelerated filer, or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Provisions in our Cayman Constitutional Documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.

Our Cayman Constitutional Documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions will include a staggered board of directors, the ability of our board of directors to designate the terms of and issue a new series of preference shares, and the fact that prior to the completion of our initial business combination, only holders of our Class B ordinary shares, which have been issued to our Sponsor, are entitled to vote on the appointment of directors, which may make more difficult to remove management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and could lead to financial loss.

G4G and its directors are, or may in the future be, subject to demands, claims, suits and other legal proceedings, including challenging the Transactions, that may result in adverse outcomes, including preventing the consummation of the Transactions or from becoming effective within the expected time frame.

Transactions such as the one proposed are frequently subject to demands, litigation or other legal proceedings, including demands by G4G Stockholders on the G4G Board seeking disclosure of material information that was allegedly omitted from the registration statement. G4G and its directors are, or may in the future be, subject to demands, claims, suits and other legal proceedings, including challenging the Transactions. Such demands, claims, suits and legal proceedings are inherently uncertain, and their results cannot be predicted with any certainty. An adverse outcome in such legal proceedings, as well as the costs and efforts of a defense even if successful, can have an adverse impact on G4G or ZeroNox because of legal costs, diversion or distraction of management or other personnel, negative publicity and other factors. In addition, it is possible that a resolution of one or more legal proceedings could result in reputational harm, liability, penalties, sanctions, as well as judgments, consent decrees or orders, which could in the future materially and adversely affect G4G’s or ZeroNox’s business, financial condition and results of operations.

G4G has received a demand from a putative G4G Stockholder, dated May 1, 2023 (the “Demand”), alleging that the registration statement on Form S-4 filed by G4G on April 7, 2023 omits material information with respect to the Transactions. The Demand seeks the issuance of additional disclosures regarding certain enumerated items in an amendment or supplement to such registration statement.

Additional Risks Related to Ownership of New ZeroNox Common Stock Following the Business Combination and New ZeroNox Operating as a Public Company

We will need to raise additional capital through equity offerings or offerings of securities convertible into our equity. The failure to raise capital as needed could harm New ZeroNox’s business, operating results and financial condition. Any sales of securities will dilute our stockholders’ ownership interests, may reduce the value of New ZeroNox’s common stock, and may introduce covenants that will restrict our operations or our ability to pay dividends.

Although ZeroNox was incorporated in October 2017, it did not commercialize its products till January 2019. The fact that ZeroNox has a limited operating history means it has limited historical data on the demand for its vehicles. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We and ZeroNox cannot be certain when or if the operations of ZeroNox will generate sufficient cash to fund its ongoing operations or the growth of its business. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by customer demand for our vehicles, fleet electrification and other services. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and market acceptance of our products and services. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. If New ZeroNox incurs debt, the debt holders could have rights senior to holders of New ZeroNox common stock to make claims on New ZeroNox’s assets. The terms of any debt could restrict New ZeroNox’s operations, including its ability to pay dividends on New ZeroNox’s common stock. If New ZeroNox issues additional equity securities following the Closing, stockholders will experience dilution, and the new equity securities could have rights senior to those of New ZeroNox common stock. Because the decision to issue securities in the future will depend on numerous considerations, including factors beyond New ZeroNox’s control, New ZeroNox cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, stockholders will bear the risk of future issuances of debt or equity securities reducing the value of their New ZeroNox common stock and diluting their interest.

If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

If we complete the Business Combination and become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after New ZeroNox is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, New ZeroNox will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. New ZeroNox’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase New ZeroNox’s net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our management as a group has little experience in operating a public company.

We do not currently have a chief financial officer with public company experience, although we have hired a new chief financial officer who is scheduled to join our executive team in late April, 2023. Our management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Our executive officers as a group have little experience in the management of a publicly traded company. Their lack of experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of New ZeroNox. New ZeroNox will need to recruit additional persons to join its management team in order to handle the increased demands of running a public company, but its efforts may not be successful. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Failure by our management team to perform as expected may have a material adverse effect on our business, prospects, financial condition, and operating results.

If we fail to establish and maintain proper and effective internal control over financial reporting, as a public company our ability to produce accurate and timely financial statements could be impaired, investors or analysts may lose confidence in our financial reporting, the trading price of New ZeroNox common stock may decline and we could face regulatory investigations or actions.

Following completion of the Business Combination, New ZeroNox will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the annual report for our fiscal year ending December 31, 2023, which will require New ZeroNox management to certify financial and other information in New ZeroNox’s quarterly and annual reports and provide an annual management report on the effectiveness of New ZeroNox’s internal control over financial reporting. When we lose our status as an

“emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” an attestation of the independent registered public accounting firm will also be required. As a private company, we have not previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, New ZeroNox, as the combined company, may need to, among other things, upgrade ZeroNox’s legacy information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If New ZeroNox is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants, which may result in significant additional expenses.

We and, following completion of the Business Combination, New ZeroNox cannot assure you that there will not be additional material weaknesses in our or its internal control over financial reporting now or in the future. Any failure to maintain internal control over financial reporting could severely inhibit New ZeroNox’s ability to accurately report its financial condition, results of operations or cash flows. If New ZeroNox is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines that New ZeroNox has a material weakness in its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its common stock could significantly decline, and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in New ZeroNox’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

The removal of the Redemption Limitation may result in a depressed net tangible assets calculation for New ZeroNox, which may adversely affect the stock price of New ZeroNox following the Business Combination.

G4G shareholders are being asked to adopt a proposed amendment to G4G’s Existing Articles to remove the Redemption Limitation prior to the Business Combination, which, in the judgement of the G4G Board, may be necessary to facilitate the Business Combination if G4G’s net tangible assets fall below $5,000,001 immediately prior to the Closing. Net tangible assets are calculated as total assets, less intangible assets and total liabilities. The calculation of net tangible assets may be used by investors to determine the value of a company’s shares. Accordingly, the removal of the Redemption Limitation and any resulting reduced net tangible assets of New ZeroNox may adversely affect the stock price of New ZeroNox following the Business Combination.

Risks Related to the Consummation of the Domestication

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to G4G prior to the consummation of the Business Combination and New ZeroNox following the consummation of the Business Combination.

The Domestication may result in adverse tax consequences for holders of G4G Class A ordinary shares, warrants and units.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax as a result of the Domestication. Additionally, Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on New ZeroNox common stock after the Domestication.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) G4G Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) G4G Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of G4G stock entitled to vote and less than 10% or more of the total value of all classes of G4G stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its G4G Class A ordinary shares for New ZeroNox common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the G4G Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of G4G stock entitled to vote or 10% or more of the total value of all classes of G4G stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the G4G Class A ordinary shares held directly by such U.S. Holder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that G4G is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of G4G Class A ordinary shares to recognize gain on the exchange of G4G Class A ordinary shares for New ZeroNox common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s G4G Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges G4G warrants for newly issued New ZeroNox warrants; currently, however, the election mentioned above does not apply to G4G warrants (for discussion regarding the unclear application of the PFIC rules to G4G warrants, see “U.S. Federal Income Tax Considerations — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of G4G. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

Upon consummation of the Business Combination, the rights of holders of New ZeroNox common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable than the rights of holders of G4G Class A ordinary shares arising under the Cayman Islands Companies Act as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New ZeroNox common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Act and, therefore, some rights of holders of New ZeroNox common stock could differ from the rights that holders of G4G Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that New ZeroNox becomes involved in costly litigation, which could have a material adverse effect on New ZeroNox.

In addition, there are differences between the new organizational documents of New ZeroNox and the current constitutional documents of G4G. For a more detailed description of the rights of holders of New ZeroNox common stock and how they may differ from the rights of holders of G4G Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New ZeroNox are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus and we urge you to read them.

Delaware law and New ZeroNox’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of New ZeroNox common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of New ZeroNox’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

●	the ability of New ZeroNox’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	the New ZeroNox proposed certificate of incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the limitation of the liability of, and the indemnification of, New ZeroNox’s directors and officers;
●	the ability of New ZeroNox’s board of directors to amend the bylaws, which may allow New ZeroNox’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and
●	advance notice procedures with which stockholders must comply to nominate candidates to New ZeroNox’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in New ZeroNox’s board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New ZeroNox.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in New ZeroNox’s board of directors or management.

The provisions of the Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for certain disputes between New ZeroNox and its stockholders, which may have the effect of discouraging lawsuits against our directors and officers.

New ZeroNox’s Proposed Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for any (i) any derivative action, suit or proceeding brought on New ZeroNox’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New ZeroNox to New ZeroNox or New ZeroNox’s stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or New ZeroNox’s bylaws or New ZeroNox’s certificate of incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against New ZeroNox or any current or former director, officer or stockholder governed by the internal affairs doctrine.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, such as those created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless New ZeroNox consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. The Proposed Certificate of Incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any New ZeroNox securities shall be deemed to have notice of and to have consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New ZeroNox or its directors, officers, or other employees and this limitation may have the effect of discouraging lawsuits or make New ZeroNox securities less attractive to investors. Further, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against New ZeroNox its directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, New ZeroNox would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Certificate or Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and New ZeroNox cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in New ZeroNox’s Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, it may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm New ZeroNox’s business.

Risks if the Adjournment Proposal is Not Approved

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to G4G prior to the consummation of the Business Combination and New ZeroNox following the consummation of the Business Combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to G4G prior to the consummation of the Business Combination and New ZeroNox following the consummation of the Business Combination.

If we are not able to complete the Business Combination with ZeroNox by the Liquidation Date nor able to complete another business combination by such date, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account. Our public shareholders may receive only approximately $10.00 per public share, or less in certain circumstances, on the liquidation of our trust account and our rights and warrants will expire worthless.

We may not be able to complete the Business Combination by the Liquidation Date, nor able to complete another business combination by such date. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the COVID-19 pandemic and COVID-19 variants continue to affect both the U.S. and other jurisdictions and, while the extent of the impact of the pandemic on us will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the COVID-19 pandemic may negatively impact businesses we may seek to acquire. If we have not completed our initial business combination by the Liquidation Date, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our Cayman Constitutional Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law. In either such case, our public shareholders may receive only $10.00 per public share, or less than $10.00 per public share, on the redemption of their shares, and our rights and warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our Cayman Constitutional Documents (i) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by the Liquidation Date or (ii) with respect to any other provision relating to the rights of holders of our Class A ordinary shares; and (c) the redemption of our public shares if we have not completed our initial business combination by the Liquidation Date, subject to applicable law and as further described herein. Public shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not completed our initial business combination by the Liquidation Date, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of rights and warrants will not have any right to the proceeds held in the trust account with respect to the rights and warrants, respectively. Accordingly, to liquidate your investment, you may be forced to sell your public shares, rights and/or warrants, potentially at a loss.

Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations, and their interpretation and application, may also change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules that would, among other items, impose additional disclosure requirements in business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and impact the extent to which SPACs could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our business, including our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.

If we have not completed our initial business combination by the Liquidation Date, our public shareholders may be forced to wait beyond such timeframe before redemption from our trust account.

If we have not completed our initial business combination within the Liquidation Date, which ends June 14, 2023 (or September 14, 2023 at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 into the trust account) or as extended by the Company’s shareholders in accordance with our Cayman Constitutional Documents, the proceeds then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our public shares, as further described herein. Any redemption of public shareholders from the trust account will be effected automatically by function of our Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond June 15, 2023 (or September 15, 2023) before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents, and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend certain provisions of our Cayman Constitutional Documents. Our Cayman Constitutional Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law.

If the funds not being held in the trust account are insufficient to allow us to operate throughout to the Liquidation Date, we may be unable to complete our initial business combination.

The funds available to us outside of the trust account may not be sufficient to allow us to operate to the Liquidation Date, assuming that our initial business combination is not completed during that time. We have incurred, and expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through potential loans from certain of our affiliates are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, our affiliates are not obligated to make loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

Of the funds available to us, we could use a portion to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or a merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we have not consummated our initial business combination within the required time period, our public shareholders may receive only an estimated $10.00 per public share, or possibly less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per public share” and other risk factors herein.

Barclays Capital Inc. (“Barclays”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”), the underwriters in our IPO, were to be compensated in part on a deferred basis for already-rendered underwriting services in connection with our IPO, yet each of Barclays and Credit Suisse gratuitously waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.

Pursuant to letters dated March 2, 2023 and March 6, 2023, respectively, Barclays and Credit Suisse, the underwriters in our IPO, have gratuitously waived any entitlement to their respective portions of the deferred underwriting fee that accrued from their participation in our IPO in the amount of $8,855,000, despite already having performed all their obligations to earn such fee. This fee was agreed among us, Barclays and Credit Suisse in the IPO underwriting agreement dated December 9, 2021. While Barclays and Credit Suisse claim no role and did not participate in any aspect of the proposed Business Combination, and we have no other contractual relationship with Barclays and Credit Suisse, investors should be aware that the gratuitous waiver of a deferred underwriting fee is unusual. Because Barclays and Credit Suisse have disclaimed any responsibility for this proxy statement / prospectus, some investors may find the proposed Business Combination less attractive. This may make it more difficult for us to complete the proposed Business Combination.

OPINION OF MARSHALL & STEVENS, G4G’S INDEPENDENT VALUATION PROVIDER

On February 14, 2023, G4G engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) to (1) determine a reasonable range of values for the Acquired Business immediately prior to the Transaction and, for purposes of NASDAQ Listing Rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in its trust account, excluding taxes payable on the interest earned on such account and assuming the company has no liabilities (including contingent liabilities that could result in claims against such assets) at the time of such advice and (2) provide an analysis as to the fairness, from a financial point of view, to G4G and, through their ownership in G4G, G4G’s Class A stockholders of the purchase price to be paid in connection with the anticipated acquisition by G4G of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business (the “business”) of ZeroNox. On February 23, 2023 and March 7, 2023, G4G’s board of directors (the “G4G Board”) met to review the proposed merger. During these meetings, Marshall & Stevens reviewed with the G4G Board certain financial analyses as described below and rendered its oral opinion to the G4G Board, which opinion was confirmed by delivery of a written opinion, dated March 7, 2023 (the “Marshall & Stevens Opinion”), to the effect that, based upon a valuation date of March 5, 2023 and based on and subject to the matters described in its opinion, the purchase price being paid for ZeroNox in the transaction was fair, from a financial point of view, to G4G and, through their ownership in G4G, all G4G Class A stockholders as a group (whether or not such Class A stockholders are affiliated with the Sponsor or its affiliates); see the section entitled “BCA Proposal - Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The full text of Marshall & Stevens Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex I and is incorporated into this proxy statement/prospectus by reference in its entirety. Holders of the common stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to the G4G Board for its information in connection with its evaluation of the fairness, from a financial point of view, to G4G and, through their ownership in G4G, G4G’s Class A stockholders of the purchase price to be paid in connection with the anticipated acquisition of ZeroNox, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens:

●	reviewed the draft Merger Agreement dated March 7, 2023 (the “Merger Agreement”);
●	reviewed certain operating and financial information relating to ZeroNox’s business and prospects, including financial statements for the three years ended December 31, 2020 through December 31, 2022 and projections for the years ending December 31, 2023 through December 31, 2024, all as prepared by ZeroNox’s management and provided to Marshall & Stevens;
●	spoke with certain members of ZeroNox’s management regarding ZeroNox’s operations, financial condition, future prospects and projected operations and performance and regarding the merger;
●	participated in discussions with the G4G Board and its counsel regarding ZeroNox’s projected financials results, among other matters;
●	reviewed certain business, financial and other information regarding ZeroNox that was furnished to Marshall & Stevens by ZeroNox through its management;
●	reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;
●	performed an income approach through a discounted cash flow analysis based on the projected financial information provided by ZeroNox’s management;
●	performed a market approach through implementing the guideline public company method; and

●	conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, ZeroNox’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that ZeroNox’s projected financial information provided to Marshall & Stevens on January 26, 2023 was reasonably prepared on bases reflecting the best currently available estimates and judgments of ZeroNox’s future financial results and condition. In evaluating fairness, Marshall & Stevens on January 26, 2023 assumed a fair market value for G4G shares of $10.00 per share (the estimated redemption value of such shares). This value was used, with the consent of the G4G Board, due to the fact that G4G is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalent and an as yet to be approved merger agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the common stock to be issued pursuant to the Merger Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in ZeroNox’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that ZeroNox is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the merger), recapitalization, acquisition or merger, divestiture or spin-off (other than the merger or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the merger will be satisfied without waiver thereof and (d) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of ZeroNox, G4G or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which ZeroNox or G4G is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, to G4G and, through their ownership in G4G, G4G’s Class A stockholders of the purchase price to be paid in connection with the anticipated acquisition of ZeroNox and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Marshall & Stevens was engaged to provide an independent fairness opinion. Marshall & stevens was not engaged to be, nor performed services of, a financial advisor to G4G. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to G4G, nor did it address G4G’s underlying business decision to proceed with the merger. Except as described herein, the G4G Board imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

As provided in its contract with G4G and the G4G Board of Directors (the “M&S Contract”), Marshall & Stevens’ opinion was issued solely to G4G’s Board to assist it in determining whether or not to proceed with the Transaction and whether or not to recommend the Transaction for approval of the shareholders of G4G. Marshall & Stevens was not engaged to provide its opinion to any other person or entity or for any other purposes (such stated limitations of the opinion are referred to as the “M&S Contract Limitations”). Any liability of Marshall & Stevens or the G4G Board to any other person or entity with respect to Marshall & Stevens’ opinion, if any, would be separate and apart from any liability under the M&S Contract and depend on the standing of such nonparty claimant, as may be determined by a court of competent jurisdiction. The issue of whether the M&S Contract Limitations would be enforced in favor of Marshall & Stevens and against any securities holders or other persons would need to be resolved by a court of competent jurisdiction. However, resolution of the issue would have no effect on the rights and responsibilities of G4G’s Board under state law, and the M&S Contract Limitations would have no effect on the rights and responsibilities of either Marshall & Stevens or the G4G’s Board under the federal securities laws. Shareholders should seek their own legal advice on this issue.

In preparing its opinion to the G4G Board , Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with the G4G Board in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tables and charts, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond ZeroNox’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to ZeroNox or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between G4G and ZeroNox, and the decision to enter into the merger was solely that of the G4G Board. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by the G4G Board in its evaluation of the merger and should not be viewed as determinative of the views of the G4G Board or G4G’s management with respect to the merger or the merger consideration. In addition, there was no material relationship between Marshall & Stevens and ZeroNox or its affiliates that existed during the past two years, or otherwise mutually understood to be contemplated.

The following is a summary of the material financial analyses reviewed with the G4G Board in connection with Marshall & Stevens’ opinion.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed fee basis and their compensation is not contingent upon the completion of the transaction. Marshall & Stevens invoiced G4G $137,500 for their assignment. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for G4G.

Discounted Cash Flow Method

Using the financial projections provided by ZeroNox management, Marshall & Stevens performed an income approach via discounted cash flow method. The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

●	ZeroNox provided the projections through financial year 2024, which was extrapolated to 2032 by Marshall & Stevens reflecting a deceleration in revenue growth coupled with stable earnings before interest, depreciation and amortization (“EBITDA”) margins, as the basis for the Discounted Cash Flow analysis. The duration of the projection provided assumes a time period by which a high-growth company could achieve a stabilized long term growth rate.

●	A weighted average cost of capital (WACC) was used as the discount rate in Marshall & Stevens’s analysis and applied to debt free, after-tax cash flows. The WACC was calculated to be approximately 25.0% and was determined based upon a cost of equity of approximately 29.0% and an after-tax cost of debt of approximately 7.9%.
●	A cost of equity was determined using a 20-year U.S. treasury rate of 2.8%, Equity Risk Premium of 6.2% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 1.04 based upon the median beta of the commercial EV and ICE based Guideline Companies discussed below, a size premium of 4.8% based upon KCOC data for the 10th decile, and a company specific risk premium of 15.0% based upon anticipated forecast and execution risk.
●	After-tax cost of debt was determined using B rated bond yields and a tax rate of 28.0%.
●	The debt-to-capital ratio was estimated at 20.0% and the equity-to-capital ratio was estimated at 80.0% using input from the Guideline Companies discussed below.
●	Estimated income tax expense of 28.0% of pre-tax income;
●	Capital expenditures for projected year 2023 to 2024 were based upon of ZeroNox’s projected capital expenditures, and remaining capital expenditures were projected at 1.0% of net revenue based on discussions with ZeroNox and projected Guideline Company levels;
●	Working capital requirements for projected year 2023 to 2024 were based upon ZeroNox’s projected balance sheets, and remaining working capital requirements were estimated based on discussions with ZeroNox, the Company’s historical debt-free, cash-free working capital, as well as the Guideline Companies’ historical debt-free, cash-free working capital levels;
●	The terminal value was calculated using the Gordon Growth Model and based upon a WACC of 25.0% and terminal growth rate of 3.0%, as set forth in the table below.

Total Enterprise Value Range
Discount Rate vs Long-Term Growth Rate
	2.0%	3.0%	4.0%
26.00%	245,000	245,000	250,000
25.00%	260,000	265,000	270,000
24.00%	280,000	285,000	290,000

Marshall & Stevens also performed sensitivity analysis (Sensitivity Scenario) utilizing the projections, which included varying the EBITDA margins in the projections.

Marshall & Stevens first determined the enterprise value of ZeroNox, which is defined as the market value of invested capital (total equity plus total debt), less cash. The indication of enterprise value for ZeroNox using the discounted cash flow method and the projections was estimated to be between $245,000,000 and $290,000,000. Marshall & Stevens subsequently determined the fair value of equity by adding the estimated cash balance of $682,000 and subtracting the estimated debt balance of $7,721,000 as of the valuation date. The indication of equity value for ZeroNox using the discounted cash flow method and projections was estimated to be between approximately $240,000,000 and $285,000,000, as set forth in the table below.

(in $ Thousands)

Valuation Method	Value Indication Range
	Low	High
Income Approach
Discounted Cash Flow Method	245,000	290,000
Add / (Less):
Cash & Cash Equivalents	682	682
Interest-Bearing Debt	(7,721)	(7,721)
Total Equity – Discounted Cash Flow Method (Rounded)	$240,000	$285,000

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about ZeroNox provided by ZeroNox’s management and compared this information to certain financial information of nineteen (19) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to ZeroNox (each a “Guideline Company” or “Comp” and, collectively, the “Guideline Companies” or “Comps”). For the Guideline Companies, Marshall & Stevens based their selection on discussions with management and industry research. The criteria for selecting the Guideline Companies were mainly based on each Guideline Company’s industry and business description. We then segmented the Comps into two segments, “Commercial EV” and “Commercial ICE.” For the Commercial EV based Comps, we selected companies that operate in the commercial electric vehicle (“EV”) space primarily in the U.S. with products that are used in both on-highway and in off-highway applications. For the Commercial internal combustion engine (“ICE”) based Comps, we considered mature commercial ICE companies that are also currently investing in the EV space.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

●	Rivian Automotive, Inc. (NasdaqGS:RIVN)

Rivian Automotive, Inc. designs, develops, manufactures, and sells electric vehicles and accessories. The company offers five-passenger pickup trucks and seven-passenger sports utility vehicles. It provides Rivian Commercial Vehicle platform for Electric Delivery Van with collaboration with Amazon.com, Inc. The company sells its products directly to customers in the consumer and commercial markets. Rivian Automotive, Inc. was founded in 2009 and is based in Irvine, California.

●	Nikola Corporation (NasdaqGS:NKLA)

Nikola Corporation operates as a technology innovator and integrator that develops energy and transportation solutions. It operates through two business units, Truck and Energy. The Truck business unit develops and commercializes battery electric vehicles (BEV) and hydrogen fuel cell electric vehicles (FCEV) to the trucking sector. The Energy business unit develops and constructs a network of hydrogen fueling stations; and offers BEV charging solutions for its FCEV and BEV customers, as well as other third-party customers. The company also assembles, integrates, and commissions its vehicles in collaboration with its business partners and suppliers. Nikola Corporation founded in 2015 and is headquartered in Phoenix, Arizona.

●	Proterra Inc. (NasdaqGS:PTRA)

Proterra Inc. provides commercial vehicles in the United States, the European Union, Canada, Australia, and Japan. It operates through Proterra Powered and Energy and Proterra Transit business units. The Proterra Powered and Energy business unit designs, develops, manufactures, sells, and integrates battery systems and electrification solutions into vehicles for commercial vehicle OEM customers serving delivery trucks, school buses, coach buses, construction and mining equipment, and other applications. It also provides turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization. The Proterra Transit business unit designs, develops, manufactures, and sells electric transit buses as an OEM for North American public transit agencies, airports, universities, and other commercial transit fleets. Proterra Inc. was incorporated in 2004 and is headquartered in Burlingame, California.

●	The Lion Electric Company (TSX:LEV)

The Lion Electric Company designs, develops, manufactures, and distributes purpose-built all-electric medium and heavy-duty urban vehicles in North America. The company’s products include battery systems, chassis, bus bodies, and truck cabins. It also distributes truck and bus parts, as well as accessories. The Lion Electric Company was incorporated in 2008 and is based in Saint-Jérôme, Canada.

●	Arrival (NasdaqGS:ARVL)

Arrival engages in the research and development, and design of commercial electric vehicles (EVs), EVs components, robotic manufacturing processes for EVs, and associated software in the United Kingdom, the United States, Russia, and internationally. Its products portfolio includes commercial EV vans, buses, and cars. The company was formerly known as Arrival Group S.A. and changed its name to Arrival. The company was founded in 2015 and is based in Howald, Luxembourg. Arrival is a subsidiary of Kinetik S.à r.l.

●	Hyliion Holdings Corp. (NYSE:HYLN)

Hyliion Holdings Corp. designs, develops, and sells electrified powertrain solutions for the commercial vehicle industry. It offers battery management systems for hybrid and fully electric vehicle applications, and battery packs. The company was founded in 2015 and is headquartered in Cedar Park, Texas.

●	Canoo Inc. (NasdaqGS:GOEV)

Canoo Inc., a mobility technology company, designs, engineers, develops, and manufactures electric vehicles for commercial and consumer markets in the United States. The company offers lifestyle delivery vehicles, lifestyle vehicles, multi-purpose delivery vehicles, and pickups. It also provides multi-purpose platform architecture is a self-contained, fully functional rolling chassis design to support various range of vehicle weight and ride profiles. The company serves to small businesses, independent contractors, tradespeople, utilities, and service technicians. Canoo Inc. was founded in 2017 and is headquartered in Torrance, California.

●	Workhorse Group Inc. (NasdaqCM:WKHS)

Workhorse Group Inc., a technology company, engages in design, manufacture, and sale of zero-emission commercial vehicles in the United States. The company offers electric and range-extended medium-duty delivery trucks under the Workhorse brand; and HorseFly Unmanned Aerial System, as well as designs and manufactures drone systems. It also provides Metron, a remote data management system that tracks the performance of various the vehicles deployed. The company was formerly known as AMP Holding Inc. and changed its name to Workhorse Group Inc. in April 2015. Workhorse Group Inc. was founded in 2007 and is headquartered in Sharonville, Ohio.

●	Lordstown Motors Corp. (NasdaqGS:RIDE)

Lordstown Motors Corp. develops, manufactures, and sells Endurance, an electric full-size pickup truck for fleet customers in the United States. Lordstown Motors Corp. was incorporated in 2018 and is based in Lordstown, Ohio.

●	Xos, Inc. (NasdaqGM:XOS)

Xos, Inc., a mobility solutions company, manufactures and sells battery-electric commercial vehicles. It offers a range of services to facilitate the transition of fleets to electric vehicles, including charging infrastructure, vehicle maintenance, financing, and service. The company was founded in 2020 and is headquartered in Los Angeles, California.

●	Ideanomics, Inc. (NasdaqCM:IDEX)

Ideanomics, Inc., through its subsidiaries, develops zero emission mobility solutions for the off-highway and on-highway commercial vehicle markets in Asia and the United States. The company’s Ideanomics Mobility business unit focuses on the commercial adoption of electric vehicles (EV) by commercial fleet operators. This business unit provides solutions for the procurement, financing, charging, and energy management needs for the fleet operators of commercial EVs; and zero emission mobility solutions, such as the provision of commercial electric vans, trucks, buses, electric tractors, and two-wheeled transportation, supporting by the provision of energy services and infrastructure for the EV market comprising charging systems, energy storage, and energy generation, including hydrogen and solar, and associated data and management applications. It also offers high-power inductive charging solutions for medium and heavy-duty EVs; manufactures and distributes electric powered tractors; manufactures and sells hydrogen fuel cells and power electronics for electric, hydrogen, and hybrid powered vehicles; manufactures and sells electric motorcycles and the FIM Enel MotoE World Cup; sells EV bikes, scooters, and batteries under the Treeletrik brand; and sells ride hailing vehicles, electric vans, trucks, buses, and EV batteries. The company’s Ideanomics Capital business unit provides fintech services, which focuses on the enhancement of efficiency, transparency, and profitability for the financial services industry. This business unit offers solutions for the real estate transactions, including title and escrow, residential and commercial title insurance, and closing and settlement services, as well as specialized offerings for the mortgage process industry; and acts as the Financial Industry Regulatory Authority-registered broker dealer that operates a funding platform. Ideanomics, Inc. was incorporated in 2004 and is headquartered in New York, New York.

●	Lightning eMotors, Inc. (NYSE:ZEV)

Lightning eMotors, Inc. designs, manufactures, and sells zero-emission commercial fleet vehicles and powertrains to commercial fleets, large enterprises, original equipment manufacturers, and governments in the United States. It offers zero-emission class 3 to 7 battery electric and fuel cell electric vehicles. The company’s vehicles comprise cargo and passenger vehicles, school buses, ambulances, shuttle buses, work trucks, city buses, and motorcoaches. It also offers charging systems and charging infrastructure solutions for commercial medium duty vans and motorcoach fleets. The company was founded in 2008 and is headquartered in Loveland, Colorado.

●	GreenPower Motor Company Inc. (TSXV:GPV)

GreenPower Motor Company Inc. designs, manufactures, and distributes electric vehicles for commercial markets in the United States and Canada. The company offers a suite of high-floor and low-floor electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans, double decker buses, and a cab and chassis. It sells and leases its vehicles to customers directly and through distributors. The company is based in Vancouver, Canada.

●	Volcon, Inc. (NasdaqCM:VLCN)

Volcon, Inc. develops, manufactures, and sells electric off road powersport vehicles in the United States and Latin America. It provides electric two and four-wheel motorcycles, and utility terrain vehicles through its dealers. The company also offers a line of upgrades and accessories. Its products are designed for family off-road adventures, and work on the farm and fun transport around private land applications. The company was formerly known as Frog ePowersports, Inc. and changed its name to Volcon, Inc. in October 2020. Volcon, Inc. was incorporated in 2020 and is headquartered in Round Rock, Texas.

●	Cummins Inc. (NYSE:CMI)

Cummins Inc. designs, manufactures, distributes, and services diesel and natural gas engines, electric and hybrid powertrains, and related components worldwide. It operates through five segments: Engine, Distribution, Components, Power Systems, and New Power. The company offers diesel and natural gas-powered engines under the Cummins and other customer brands for the heavy and medium-duty truck, bus, recreational vehicle, light-duty automotive, construction, mining, marine, rail, oil and gas, defense, and agricultural markets; and offers new parts and services, as well as remanufactured parts and engines. It also provides power generation systems, high-horsepower engines, heavy and medium duty engines, application engineering services, custom-designed assemblies, retail and wholesale aftermarket parts, and in-shop and field-based repair services. In addition, the company offers emission solutions; turbochargers; air and fuel filters, fuel water separators, lube and hydraulic filters, coolants, fuel additives, and other filtration systems; and electronic control modules, sensors, and supporting software, as well as new, replacement, and remanufactured fuel systems. Further, it provides automated transmissions; standby and prime power generators, controls, paralleling systems, and transfer switches, as well as A/C generator/alternator products under the Stamford and AVK brands; and electrified power systems with components and subsystems, including battery, fuel cell, and hydrogen production technologies. Additionally, it offers filtration, aftertreatment, controls systems, air handling systems, automated transmissions, electric power generation systems, and batteries. The company sells its products to original equipment manufacturers, distributors, dealers, and other customers. The company was formerly known as Cummins Engine Company and changed its name to Cummins Inc. in 2001. Cummins Inc. was founded in 1919 and is headquartered in Columbus, Indiana.

●	BRP Inc. (TSX:DOO)

BRP Inc., together with its subsidiaries, designs, develops, manufactures, distributes, and markets powersports vehicles and marine products in the United States, Canada, Europe, the Asia Pacific, Latin America, and internationally. The company operates through two segments, Powersports and Marine. It offers all-terrain, side-by-side, and three-wheeled vehicles; seasonal products, which consists of snowmobiles, personal watercraft, and pontoons; and parts, accessories and apparel, and engines for karts and recreational aircraft and other services. The company also provides boats, pontoons, and jet boat and outboard engines, as well as related parts, accessories and apparel, and other services. It sells its products through a network of independent dealers and distributors, as well as to original equipment manufacturers. The company was formerly known as J.A. Bombardier (J.A.B.) Inc. and changed its name to BRP Inc. in April 2013. BRP Inc. was founded in 1937 and is headquartered in Valcourt, Canada.

●	Polaris Inc. (NYSE:PII)

Polaris Inc. designs, engineers, manufactures, and markets powersports vehicles worldwide. It operates through three segments: Off-Road, On-Road, and Marine. The company offers off-road vehicles (ORVs), including all-terrain vehicles and side-by-side vehicles; military and commercial ORVs; snowmobiles; motorcycles; and moto-roadsters, quadricycles, and boats. It also provides ORV accessories comprising winches, bumper, plows, racks, wheels and tires, pull-behinds, cab systems, lighting and audio systems, cargo box accessories, tracks, and oil; snowmobile accessories, which include covers, traction products, electric starters, reverse kits, tracks, bags, windshields, oil, and lubricants; and motorcycle accessories, such as saddle bags, handlebars, backrests, exhausts, windshields, seats, oil, and various chrome accessories. In addition, the company offers gear and apparel, such as helmets, jackets, gloves, pants, hats, goggles, boots, bibs, and leathers; and pontoon and deck boats. The company provides its products through dealers and distributors, and online; and aftermarket parts, garments, and accessories through 101 brick-and-mortar retail centers, call centers, and e-commerce sites. The company was formerly known as Polaris Industries Inc. Polaris Inc. was founded in 1945 and is headquartered in Medina, Minnesota.

●	Allison Transmission Holdings, Inc. (NYSE:ALSN)

Allison Transmission Holdings, Inc., together with its subsidiaries, designs, manufactures, and sells commercial and defense fully automatic transmissions for medium-and heavy-duty commercial vehicles, and medium-and heavy-tactical U.S. defense vehicles worldwide. The company offers transmissions for various applications, including distribution, refuse, construction, fire, and emergency on-highway trucks; school and transit buses; motor homes; energy, mining, and construction off-highway vehicles and equipment; and wheeled and tracked defense vehicles. It provides its transmissions and electric propulsion solutions under the Allison Transmission brand name; and remanufactured transmissions under the ReTran brand name. The company also sells branded replacement parts, support equipment, aluminum die cast components, and other products necessary to service the installed base of vehicles utilizing its solutions, as well as defense kits, engineering services, and extended transmission coverage services to various original equipment manufacturers, distributors, and the U.S. government. It serves customers through an independent network of approximately 1,600 independent distributor and dealer locations. The company was formerly known as Clutch Holdings, Inc. Allison Transmission Holdings, Inc. was founded in 1915 and is headquartered in Indianapolis, Indiana.

●	The Shyft Group, Inc. (NasdaqGS:SHYF)

The Shyft Group, Inc. manufactures and assembles specialty vehicles for the commercial vehicle and recreational vehicle industries in the United States and internationally. It operates in two segments, Fleet Vehicles and Services, and Specialty Vehicles. The Fleet Vehicles and Services segment manufactures and sells commercial vehicles used in the e-commerce/last mile/parcel delivery, beverage and grocery delivery, laundry and linen, mobile retail, and trades and construction industries. This segment markets its commercial vehicles, including walk-in vans, cutaway vans, and truck bodies under the Aeromaster, Velocity, Trademaster, and Utilivan brands; and vocation-specific equipment upfit services under the Utilimaster Upfit Services and Strobes-R-Us brands. It also installs specialty interior and exterior up-fit equipment for walk-in vans, truck bodies, cargo vans, and light duty pick-up trucks; and provides aftermarket support, including parts sales and field services, as well as parts and accessories. The Specialty Vehicles segment engineers and manufactures luxury class A diesel motor home chassis; and manufactures and assembles truck bodies under the Royal Truck Body and DuraMag brands. It also provides final assembly services for Isuzu N-gas and F-series chassis under the Builtmore Contract Manufacturing brand; and designs and installs custom lighting and upfit solutions for a range of specialty industries. In addition, this segment provides truck accessories under the Magnum brand; and a range of parts and accessories, and maintenance and repair services for its motorhome and specialty chassis. The Shyft Group, Inc. sells its products to commercial users, original equipment manufacturers, dealers, individuals, municipalities, and other government entities. The company was formerly known as Spartan Motors, Inc. and changed its name to The Shyft Group, Inc. in June 2020. The Shyft Group, Inc. was incorporated in 1975 and is headquartered in Novi, Michigan.

Marshall & Stevens reviewed, among other data points, the Guideline Companies’ enterprise value (“EV”) as a multiple of revenue and a multiple of EBITDA for the second (“CY 2024”), third (“CY 2025”) and fourth (“CY 2026”) year forecast for each Guideline Company, as set forth in the table below. The multiples were size-adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 10th decile utilized for ZeroNox. The base value multiples selected were based upon the comparative expected growth and margin performance relative to the

Guideline Company forecasts. We quantitatively considered the execution risk of the projections as an offset in the consideration of the multiple selections. Higher weighting was applied to the 2024 enterprise value to revenue and enterprise value to EBITDA indications given the forecast information provided by ZeroNox management.

The overall range of enterprise value as determined by the guideline public company method was approximately $235,000,000 to $285,000,000 (rounded), as set forth in the table below. After adjusting for net debt, the indicated equity value range for ZeroNox under the guideline public company method was estimated to be between approximately $230,000,000 and $280,000,000, as set forth in the table below.

		EV / Revenue			EV / EBITDA
Summary of GPC Multiples:		Projected 12/31/2024	Projected 12/31/2025	Projected 12/31/2026	Projected 12/31/2024	Projected 12/31/2025	Projected 12/31/2026
Commercial EV GPCs:
Rivian Automotive, Inc.		0.61x	0.41x	0.29x	NM	NM	29.5x
Nikola Corporation		2.50x	1.22x	0.53x	NM	NM	8.6x
Proterra Inc.		0.62x	0.36x	0.29x	NM	7.0x	3.1x
The Lion Electric Company		0.86x	0.57x	0.49x	25.7x	3.9x	12.5x
Arrival		NM	0.10x	NA	NM	0.5x	NA
Hyliion Holdings Corp.		0.83x	0.62x	NA	NM	NM	NA
Canoo Inc.		0.31x	0.16x	0.10x	NM	NM	2.6x
Workhorse Group Inc.		0.83x	0.68x	NA	NM	6.5x	NA
Lordstown Motors Corp.		0.15x	0.03x	0.02x	NM	NM	NM
Xos, Inc.		0.15x	0.04x	NA	NM	0.5x	NA
Ideanomics, Inc.		0.12x	0.08x	0.06x	NA	NA	NA
Lightning eMotors, Inc.		0.13x	0.08x	NA	NM	1.0x	NA
GreenPower Motor Company Inc.		0.73x	0.34x	NA	14.3x	2.6x	NA
Volcon, Inc.		1.52x	NA	NA	NM	NA	NA
Commerical ICE GPCs:
Cummins Inc.		1.37x	1.31x	1.25x	9.2x	8.7x	9.1x
BRP Inc.		1.04x	0.99x	0.91x	6.1x	5.8x	5.6x
Polaris Inc.		0.94x	0.91x	0.86x	7.3x	6.9x	6.1x
Allison Transmission Holdings, Inc.		2.31x	2.21x	NA	6.7x	6.3x	NA
The Shyft Group, Inc.		0.82x	NA	NA	9.0x	NA	NA
Min		0.12x	0.03x	0.02x	6.12x	0.48x	2.61x
25th Percentile		0.38x	0.10x	0.15x	6.98x	1.81x	5.00x
Median		0.82x	0.41x	0.39x	8.98x	5.79x	7.32x
Average		0.88x	0.60x	0.48x	11.18x	4.52x	9.64x
75th Percentile		1.02x	0.91x	0.77x	11.77x	6.71x	9.95x
Max		2.50x	2.21x	1.25x	25.69x	8.71x	29.53x
Selected Multiple Range:
Low		0.90x	0.55x	0.45x	4.00x	3.50x	3.25x
High		1.10x	0.65x	0.55x	5.00x	4.50x	3.75x
Enterprise Value – Low	235,000
Enterprise Value – High	285,000
Add / (Less):
Cash & Cash Equivalents	682
Interest-Bearing Debt	(7,721)
Total Equity Value – Low	230,000
Total Equity Value – High	280,000

Guideline Transaction Analysis

The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of the ZeroNox’s enterprise value, or the enterprise value of similar companies are analyzed to provide an indication of fair value. As part of the scope of the work, Marshall & Stevens performed certain procedures in regards to the Guideline Transactions Method, which included searching and screening for comparable transactions. In the present instance, our transaction search did not yield any comparable transactions with sufficient data points, and as a result, Marshall & Stevens did not ultimately utilize the Guideline Transaction Method in the formation of its opinion.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method and the guideline public company method. A 50% weighting was placed on the discounted cash flow method given the detailed forecast provided by ZeroNox management, as set forth in the table below. As discussed above, the indication of value under the Sensitivity Scenario was used for sensitivity testing only and was assigned no weight in the final value conclusion. A 50% weighting was placed on the guideline public company method given the current market information and relevancy of the Guideline Companies, as set forth in the table below. Further, no weighting was assigned on the guideline transaction method due to a lack of comparable transactions within the industry coupled with insufficient deal pricing indications.

Giving the weighing discussed above, Marshall & Stevens concluded to a final equity value range of approximately $235,000,000 to $285,000,000, as set forth in the table below.

(in $ Thousands)

Valuation Method	Weight	Value Indication Range
		Low	High
Income Approach
Discounted Cash Flow Method	50.0%	245,000	290,000
Market Approach
Guideline Public Company Method	50.0%	235,000	285,000
Indicated Enterprise Value		$240,000	$290,000
Add / (Less):
Cash & Cash Equivalents		682	682
Interest-Bearing Debt		(7,721)	(7,721)
Indicated Total Equity – Discounted Cash Flow Method (Rounded)		240,000	285,000
Indicated Total Equity – Guideline Public Company Method (Rounded)		230,000	280,000
Fair Market Value of Total Equity		$235,000	$285,000

Estimated Fair Value of the Earnout and Total Consideration

Because the transaction consideration includes a contingent earnout, Marshall & Stevens performed an analysis of such earnout to compute its fair value as of the valuation date for purposes of determining the total consideration paid. Such analysis uses a probability-based Monte Carlo simulation approach, which uses such inputs as the risk-free rate and volatility, to determine the expected fair value of the maximum designated shares (7,500,000 shares) referenced in the Merger Agreement that will be granted based upon the Acquiror common stock, as defined in the Merger Agreement, meeting certain stock price targets in each earnout period as stated in the Merger Agreement. Based on 100,000 simulation trials, Marshall & Stevens estimated the fair value of the earnout to be approximately $45,000,000 for the 7,500,000 shares, as set forth in the table below.

(in $ Thousands)

		Earnout Period Ending
Assumptions		12/31/2025	12/31/2026	12/31/2027
		Year 1	Year 2	Year 3
(1) Volatility – Equity	75.0%
(2) Credit Adjusted Discount Rate	8.8%
(3) Risk Free Rate	4.3%
(3) Calculation Period		2.83	3.83	4.83
(4) Total Payments		$19,524	$21,032	$19,778
(5) Expected Payment Date		1/31/2026	1/31/2027	1/31/2028
Discount Period		2.91	3.91	4.91
(2) Discount Period Factor @ 8.8%		0.7830	0.7199	0.6619
Present Value of Payout		$15,287	$15,140	$13,090
Present Value of Total Payout (Rounded)		$45,000

Notes:

(1)Based on volatility of the GPCs (comps).

(2)Based on S&P 5 year interpolated B-Rated Bond yield.

(3)5 Year U.S. Treasury

(4)Based upon simulation analysis (100,000 simulations).

(5)Assumes payment date is 1 month after the earnout date.

Therefore, the total consideration range was comprised of (a) the upfront equity consideration range of $225,000,000 plus (b) the fair value of the earnout $45,000,000 for a total consideration range of $270,000,000.

Projected Financial Information

ZeroNox’s management provided projections of revenue, cost of goods sold, operating expenses, depreciation, capital expenditures, and working capital, for the financial years ending 2023 through 2024. Marshall & Stevens then extended and extrapolated such projections to a steady state period that ended in 2032.

ZeroNox does not as a matter of course make public projections as to future revenue, earnings, subscribers, financial condition or other results. However, ZeroNox’s senior management prepared and provided to ZeroNox’s board of directors, ZeroNox’s financial advisors and G4G certain internal, unaudited prospective financial information in connection with the evaluation of the merger (the “projections”). A summary of certain key aspects of the projections are set forth below.

The inclusion of the below information should not be regarded as an indication that ZeroNox, G4G, their respective boards of directors or their respective affiliates, advisors or other representatives, or any other recipient of this information, considered — or now considers — it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of ZeroNox’s management, including, among other things, the matters described in “Forward-Looking Statements” and “Risk Factors.” ZeroNox believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information ZeroNox had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to ZeroNox’s business, industry performance, the regulatory environment, and general business and economic conditions.

The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of ZeroNox’s management, each was prepared on a reasonable basis, reflects the best available estimates and judgments as of the time of preparation, and presents, to the best of ZeroNox’s management’s knowledge and belief, the expected course of action and the expected future financial performance of ZeroNox as of the time of preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on the prospective financial information, including in making a decision regarding the transaction, as the projections may be materially different than actual results. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ZeroNox and G4G included in this proxy statement/prospectus and in G4G’s other filings with the SEC.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of ZeroNox, G4G or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, ZeroNox does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. The projections were requested by, and disclosed to, G4G for use as a component in its overall evaluation of ZeroNox and are included in this proxy statement/prospectus on that account. ZeroNox has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including G4G. None of ZeroNox, G4G nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any ZeroNox equityholder, G4G stockholder or any other person regarding ultimate performance of ZeroNox compared to the information contained in the prospective financial information or that financial and operating results will be achieved. Accordingly, the financial projections should not be looked at as “guidance” of any sort.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by ZeroNox may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures included in the prospective financial information to the relevant GAAP financial measures.

	2023	2024
Revenues	$24,401,403	$236,844,494
Growth rate	154.6%	870.6%

EBITDA	$(4,383,760)	$53,342,145
EBITDA margin	NM	22.5%

Capital Expenditures	$390,000	$540,000

Management’s 2023 and 2024 projections were prepared based on information available at the time the projections were developed and reflect numerous assumptions, including those related to general business, economic, market, regulatory, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond ZeroNox’s control. These assumptions consider various risk factors, as detailed in the “Risk Factors” section.

For the year 2024, projected revenue forecast includes scaling of existing product lines, including Tuatara, PEAK forklifts, chargers and battery upgrades (21%). Tuatara sales growth is expected to continue as a result of the anticipated expansion of new distributor and dealership network. We also expect rapid scaling of PEAK forklifts sales (launched in 2023) through complementary offering to Tuatara at already established ZeroNox distributors, dealerships, and customer channels. In addition to revenue from existing product lines, 2024 projection includes new revenues from materialization of Jospong (Zoomlion) contract (17%), revenue from Premier, MOU with VAP (12%), and revenues from projects and products currently in the pipeline, including projected sales of a combination of the electrification conversion kits to LS Tractor and Kubota, microgrids and the Iron Vault energy storage systems to customers (49%). Revenues materialization for contracts, MOUs and new initiatives are contingent upon completion of certain performance and validation milestones set forth in respective governing documents.

In preparing these projections, management considered many factors specific to ZeroNox’s business including, but not limited to:

●	Expected and, in some cases, growth in contracted revenue from existing relationships with OEMs and fleet owners;
●	Adoption rates of electric vehicles across different vehicle categories;
●	Expansion of our distribution network facilitated by existing relationships;
●	Potential cost inflation in parts and components;
●	Anticipated volume discounts; and
●	Projected increase in operating costs, including headcounts, to support anticipated growth.

For the years prior to 2023, ZeroNox’s primary focus was on its Tuatara, ION, and PEAK product lines, which accounted for over 90% of its revenue during those fiscal years. These brands enabled early adoption and iterative improvement of the company’s technology and services. ZeroNox expects revenue growth from these existing product lines as the company enters into more product development or other collaborative relationships with dealerships and distributors, and converts more trial deployment into actual sales orders.

In 2021, ZeroNox’s management team identified an opportunity to leverage the underlying ZEPP platform in their existing brands for fleet conversions and direct sales to existing OHEV OEMs. The ZEPP comprises critical components for vehicle electrification, including the electric motor, motor controller, lithium-iron battery, battery management system, on-board charger, telematics, and display screen. Consequently, ZeroNox began executing contracts and MOUs, and develop prototypes for The Jospong Group of Companies in Ghana (“Jospong”), Kubota Corporation, a large Japanese OEM of agricultural machines and utility vehicles (“Kutoba”), and LS Mtron Ltd., a Korean manufacturer of agricultural machines (“LS Mtron”).

ZeroNox’s projections for market and revenue growth to build on its momentum rely on several factors:

●	Existing collaborations: ZeroNox has collaborations on Tuatara, PEAK, Iron Vault, with LS Mtron, Kubota, and Jospong, which are expected to drive revenue growth through sales of electrified vehicles and vehicle platforms integrated with the ZeroNox Powertrain Platform (ZEPP).
●	Expansion of the distribution network: The company currently distributes through around 50 dealerships in the US and plans to expand to nearly 1,500 dealership locations as a result of recent contracts with OEMs, and anticipated increase in its market reach.
●	Adoption rates of electric vehicles: Revenue growth depends on the increasing adoption of electric vehicles across different vehicle categories as the market shifts toward sustainable transportation solutions.

●	Product launches and innovation: ZeroNox anticipates revenue growth through (i) the introduction of new products, such as PEAK forklifts, (ii) the commercial launch of Iron Vault, and (iii) sales to LS Mtron, Kubota, and Zoomlion pursuant to the Collaboration Agreement with Jospong for electrification of 1,000 refuse trucks in Ghana.
●	Economies of scale and cost improvements: As the company grows and increases production volumes, ZeroNox expects to achieve economies of scale, leading to cost improvements and better EBITDA margins. The projections account for the lower cost due to leverage of existing infrastructure and economies of scale, which shift every 500 units annually. After breaching 1,500 units annually, ZeroNox expects an average mass-order discount of approximately 31% based on industry norms. This discount is anticipated to apply to the existing Tuatara product line. In addition to leveraging the ZeroNox’s existing infrastructure and economies of scales, commercialization of in-development ZeroNox Powertrain Platform (ZEPP) projects with Jospong Zoomlion, LS Tractor, and Kubota is expected to increase the profit margins because ZeroNox’s eKits will be incorporated or installed by customers during product manufacturing and assembly.
●	Investment in sales & marketing, research & development, and general & administrative expenses: Planned overhead investments in these areas will support the company’s anticipated growth by enhancing its market presence, product offerings, and overall operational efficiency.

ZeroNox’s revenue projections contained herein are based on assumptions that are both quantitative and qualitative, some of which are not quantifiable. The qualitative assumptions are based on ZeroNox’s key personnel in production, sales, procurement, and operations to arrive at forecasts. Moreover, the projections are based on ZeroNox’s historical operations, in addition to the projection that ZeroNox would retain current customers, grow current customers through offering additional products, and attract new customers, which is based on its key personnel’s qualitative assumptions. Where quantifiable assumptions were used, they related primarily to either the historical performance of ZeroNox’s relationships with OEMs and fleet owners, and actual increases in revenue from those collaborations, as well as assumptions to support projected growth. There can be no certainty or assurances that such projected growth will be achieved.

EXTRAORDINARY GENERAL MEETING OF G4G

General

G4G is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting of G4G, to be held on , 2023, and at any adjournments thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about , 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of Extraordinary General Meeting

The extraordinary general meeting will be held on , 2023, at , Eastern Time, at the offices of located at , and via live webcast at , or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

While shareholders are encouraged to attend the meeting virtually, it is a requirement under Cayman Islands law for there to be a physical location of the meeting. You will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities.

Purpose of the G4G Extraordinary General Meeting

At the extraordinary general meeting, G4G is asking holders of ordinary shares to:

●	consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of G4G to Delaware, Merger Sub will merge with and into ZeroNox, with ZeroNox surviving the merger as a wholly owned subsidiary of G4G in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);
●	consider and vote upon a proposal to amend by special resolution G4G’s Existing Articles to eliminate from the Existing Articles the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets of less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination (the “Redemption Limitation Amendment Proposal”);
●	consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of G4G’s jurisdiction of incorporation by deregistering as an exempted company by way of continuation out of the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);
●	consider and vote upon the following five separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, assuming the BCA Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:
●	to authorize the change in the authorized share capital of G4G from $50,000 divided into 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “G4G Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share (the “G4G Preference Shares”), to shares of common stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox common stock”) and shares of preferred stock, par value $0.0001 per share, of New ZeroNox (the “New ZeroNox preferred stock”) (“Organizational Documents Proposal A”);
●	to authorize the board of directors of New ZeroNox to issue any or all shares of New ZeroNox preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by New ZeroNox’s board of directors and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

●	to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation (“Organizational Documents Proposal C”);
●	to authorize the election not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL (“Organizational Documents Proposal D”);
●	to authorize all other changes in connection with the amendment and replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which attached to the accompanying proxy statement/prospectus as Annex D and Annex E, respectively), including (1) changing the corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.,” (2) making New ZeroNox’s corporate existence perpetual and (3) removing certain provisions related to G4G’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the G4G Board believes is necessary to adequately address the needs of New ZeroNox after the Business Combination (“Organizational Documents Proposal E”);
●	consider and vote upon a proposal to approve by ordinary resolution, to elect seven (7) directors who, upon consummation of the Business Combination, will be the directors of New ZeroNox (the “Director Election Proposal”);
●	consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable rules of Nasdaq, the issuance of New ZeroNox common stock to the New ZeroNox stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	consider and vote upon a proposal to approve by ordinary resolution, The Growth for Good Acquisition Corporation 2023 Incentive Award Plan (the “Incentive Award Plan Proposal” and, collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Stock Issuance Proposal, the “Condition Precedent Proposals”); and
●	consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of G4G Board of Directors

The G4G Board believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of G4G’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Redemption Limitation Amendment Proposal, “FOR” the Domestication Proposal, “FOR” the Redemption Limitation Amendment Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

G4G shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting, if they owned ordinary shares, at the close of business on , 2023, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. G4G initial shareholders have ten votes for every share they hold on the Domestication Proposal. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. G4G warrants do not have voting rights in the extraordinary general meeting. As of the close of business on the record date, there were ordinary shares issued and outstanding, of which were issued and outstanding public shares.

The Sponsor and certain directors and officers of G4G have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and such directors and officers of G4G collectively own approximately 20% of the issued and outstanding ordinary shares.

Quorum

A quorum of G4G shareholders is necessary to hold valid meetings. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to G4G but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Redemption Limitation Amendment Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Redemption Limitation Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Redemption Limitation Amendment Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Incentive Award Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each G4G ordinary share that you own in your name entitles you to one vote at the extraordinary general meeting. G4G initial shareholders have ten votes for every share they hold on the Domestication Proposal. Each proxy card shows the number of ordinary shares that you own.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

●	You can vote by signing and returning the enclosed proxy card(s). If you vote by proxy card(s), your “proxy,” whose name is listed on the proxy card(s), will vote your shares as you instruct on the proxy card(s). If you sign and return the proxy card(s) but do not give instructions on how to vote your shares, your shares will be voted as recommended by the G4G Board “FOR” the BCA Proposal, “FOR” the Redemption Limitation Amendment Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.
●	You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way G4G can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a G4G shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date (provided that the new proxy card must be received by G4G not less than 48 hours before the extraordinary general meeting);
●	you may notify G4G in writing before the extraordinary general meeting that you have revoked your proxy; or

●	you may attend the extraordinary general meeting, revoke your proxy, and vote online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali LLC, G4G’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, orrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request that G4G redeem, upon commencement of the Business Combination and immediately prior to the Domestication, all or a portion of its public shares for cash to be paid promptly following the closing of the Business Combination. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares, warrants and rights prior to exercising your redemption rights with respect to the public shares;
●	submit a written request to Continental, G4G’s transfer agent, that G4G redeem all or a portion of your public shares for cash to be paid promptly following the closing of the Business Combination; and
●	deliver your public shares to Continental, G4G’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the G4G public shares that an electing public shareholder holds immediately prior to the Domestication. For the purposes of Article 36.5 of G4G’s memorandum and articles of association and the Cayman Islands Companies Act, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Upon commencement of the Business Combination and immediately prior to the Domestication, G4G shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares, warrants and rights prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares, warrants and rights, or if a holder holds units registered in its own name, the holder must contact Continental, G4G’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not commenced, the public shares will be returned to the respective holder, broker or bank. If a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, G4G’s transfer agent, then G4G will redeem, upon commencement of the Business Combination and immediately prior to the Domestication, such public shares for a per-share price, payable in cash promptly following the closing of the Business Combination, equal to the pro rata portion of the trust account, calculated as of two business days prior to the Closing Date (net of taxes payable). For illustrative purposes, as of May 1, 2023, based on funds held in the trust account totaling $260,528,876.09, this would have amounted to approximately $9.98 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place immediately prior to the Domestication when a redeeming shareholder’s G4G Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above; accordingly, it is G4G ordinary shares that will be redeemed.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. New ZeroNox public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with G4G’s consent, until the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, G4G’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that G4G’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, G4G’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, G4G’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, G4G’s agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.40. As of May 1, 2023, funds in the trust account totaled $260,528,876.09 and were invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. G4G cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal or Dissenters’ Rights

Neither G4G’s shareholders nor G4G’s warrant holders have appraisal or dissenters’ rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

G4G is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. G4G and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. G4G will bear the cost of the solicitation.

G4G has hired Morrow Sodali LLC to assist in the proxy solicitation process. G4G will pay that firm a fee of $30,000 plus disbursements.

G4G will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. G4G will reimburse them for their reasonable expenses.

G4G Initial Shareholders

As of the date of this proxy statement/prospectus, there are 32,425,000 ordinary shares issued and outstanding, which includes the 6,325,000 Founder Shares held by the Sponsor and certain directors and officers of G4G 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor, and 25,300,000 Class A ordinary shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,050,000 warrants, which includes the 400,000 private placement warrants held by the Sponsor and 12,650,000 public warrants. Each whole warrant entitles the holder thereof to purchase one G4G Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New ZeroNox common stock. As of the date of this proxy statement/prospectus, 25,300,000 rights, each entitling the holder thereof to receive one-sixteenth (1/16) of one public share upon the consummation of G4G’s Business Combination, are issued and outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the G4G fully diluted share capital would be 45,475,000.

The Sponsor and certain directors and officers of G4G have agreed to vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of G4G’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Stock Issuance Proposal, Incentive Award Plan Proposal and the Adjournment Proposal (if presented), (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) otherwise limiting the number of public shares electing to redeem and (4) G4G’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus. Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 — BCA PROPOSAL

G4G is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. G4G shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because G4G is holding a shareholder vote on the Merger, G4G may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted on the resolution at the extraordinary general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about G4G, ZeroNox or any other matter.

Structure of the Merger

On March 7, 2023, G4G entered into the Merger Agreement with Merger Sub and ZeroNox, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into ZeroNox, the separate corporate existence of Merger Sub will cease and ZeroNox will be the surviving corporation and a wholly owned subsidiary of G4G and (ii) G4G will change its name to ZeroNox Holdings, Inc.

Prior to and as a condition of the Merger, pursuant to the Domestication, G4G will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which G4G’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see “The Domestication Proposal.”

Consideration

Aggregate Merger Consideration

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying the ZeroNox Options and the ZeroNox Convertible Notes, outstanding as of immediately prior to the effective time of the Merger, will be cancelled in exchange for (in the case of ZeroNox Options, converted to) the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to the Merger Agreement.

Treatment of ZeroNox Options

At the effective time of the Merger, among other things, all options to purchase shares of ZeroNox common stock (“ZeroNox Options”) will be converted into options to purchase shares of New ZeroNox common stock (“New ZeroNox Options”). Accordingly, this proxy statement/prospectus also relates to the issuance of 1,766,550 shares of New ZeroNox common stock acquired upon the exercise of the New ZeroNox Options following the Merger.

Subject to the terms of the Merger Agreement, each ZeroNox Option will provide the right to purchase a number of whole shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to (i) the number of shares of ZeroNox common stock subject to the applicable ZeroNox Option multiplied by (ii) the Exchange Ratio. The exercise price for each New ZeroNox Option will equal (i) the exercise price of the applicable ZeroNox Option divided by (ii) the Exchange Ratio; provided, however, that the conversion of any such ZeroNox Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of any such ZeroNox Options will be made in a manner such that such conversion will not constitute a “modification” of any such ZeroNox Options for purposes of Section 409A or Section 424 of the Code, as applicable.

Immediately prior to the Closing, the board of directors of ZeroNox shall amend the Zero Nox, Inc. 2017 Stock Option/Stock Issuance Plan, as amended (the “2017 Plan”) and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new ZeroNox options will be granted under the 2017 Plan.

At the effective time of the Merger, New ZeroNox shall assume all obligations of the ZeroNox under the 2017 Plan, each outstanding New ZeroNox Option and the agreements evidencing the grants thereof. The agreements evidencing the grants of such New ZeroNox Options shall continue in effect on substantially the same terms and conditions (subject to the adjustments required by the Merger Agreement).

Earnout Shares

ZeroNox shareholders may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, as follows:

●	New ZeroNox will issue 2,500,000 shares of new ZeroNox common stock in the aggregate, if at any time following the Closing Date until December 31, 2025, the VWAP of New ZeroNox common stock over ten (10) consecutive trading days within twenty (20) consecutive trading days is greater than or equal to $12.50 per share of New ZeroNox common stock.
●	New ZeroNox will issue 2,500,000 shares of new ZeroNox common stock in the aggregate, if at any time following the Closing Date until December 31, 2026, the VWAP of New ZeroNox common stock over ten (10) consecutive trading days within twenty (20) consecutive trading days is greater than or equal to $15.00 per share of New ZeroNox common stock.
●	New ZeroNox will issue 2,500,000 shares of new ZeroNox common stock in the aggregate, if at any time following the Closing Date until December 31, 2027, the VWAP of New ZeroNox common stock over ten (10) consecutive trading days within twenty (20) consecutive trading days is greater than or equal to $20.00 per share of New ZeroNox common stock.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Merger will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Merger Agreement contains representations and warranties of G4G, Merger Sub and ZeroNox, certain of which are qualified by materiality and material adverse effect and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of G4G are also qualified by information included in G4G’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of ZeroNox

ZeroNox has made representations and warranties relating to, among other things, organization, due authorization, no conflict, governmental authorities and consents, capitalization, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and defaults thereunder, ZeroNox benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, licenses, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes and information supplied.

The representations and warranties of ZeroNox identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Organization), Section 4.2 of the Merger Agreement (Due Authorization), Section 4.5 of the Merger Agreement (Capitalization) and Section 4.14 of the Merger Agreement (Brokers’ Fees) (collectively, the “ZeroNox Fundamental Representations”).

Representations and Warranties of G4G and Merger Sub

G4G and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, stock market quotation, registration statement, proxy statement and proxy statement, SEC statement, no outside reliance and legal compliance.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of ZeroNox are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of G4G are qualified in whole or in part by a material adverse effect on the ability of G4G to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to ZeroNox (“ZeroNox Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of ZeroNox and its subsidiary, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of ZeroNox to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “ZeroNox Material Adverse Effect”:

(i)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;
(ii)	any change in interest rates or economic, political, business, credit or financial market conditions generally;
(iii)	the taking of any action required by the Merger Agreement;
(iv)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), or change in climate;
(v)	any epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures);
(vi)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(vii)	any failure of ZeroNox to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of ZeroNox Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a ZeroNox Material Adverse Effect);
(viii)	any Events generally applicable to the industries or markets in which ZeroNox and its subsidiary operate (including increases in the cost of products, services supplies, materials or other goods or services purchased from third party suppliers);
(ix)	the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, lenders, services, distributors, partners or employees of ZeroNox and its subsidiary (it being understood that this clause will not apply to the use of ZeroNox Material Adverse Effect in Section 4.3 or 4.4 of the Merger Agreement (or Section 9.1(a) as applied to Section 4.3 or Section 4.4 of the Merger Agreement));
(x)	any matter set forth on the ZeroNox disclosure letter thereto (the “ZeroNox Disclosure Letter”) that would not reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of ZeroNox and its subsidiary, taken as a whole; or
(xi)	any action taken by, or at the written request of, G4G or Merger Sub.

Any Event referred to in clauses (i), (ii), (iv), (v), (vi) or (viii) above may be taken into account in determining if a ZeroNox Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of ZeroNox and its subsidiary, taken as a whole, relative to similarly situated companies in the industry in which ZeroNox and its subsidiary conduct their respective operations, but only to the extent of the incremental disproportionate effect on ZeroNox and its subsidiary, taken as a whole, relative to similarly situated companies in the industry in which ZeroNox and its subsidiary conduct their respective operations.a

Covenants and Agreements

ZeroNox has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements and acquisition proposals.

G4G has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, exchange listing, no solicitation by G4G, G4G’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance and G4G public filings.

Conduct of Business by ZeroNox

ZeroNox has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiary to, except as otherwise explicitly contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), as consented to by G4G in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, use commercially reasonable efforts to (x) operate the business of ZeroNox in the ordinary course consistent with past practice and (y) preserve intact ZeroNox’s present business organization, retain ZeroNox’s current officers, and preserve ZeroNox’s relationships with its key suppliers and customers (if applicable).

During the Interim Period, ZeroNox has also agreed not to, and to cause its subsidiary not to, except as otherwise contemplated by the Merger Agreement or the Ancillary Agreements, including the ZeroNox Disclosure Letter, as consented to by G4G in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

●	change or amend the governing documents of ZeroNox or its subsidiary or form or cause to be formed any new subsidiary of ZeroNox (other than the formation of a wholly owned subsidiary of ZeroNox in connection with a Permitted Transaction (as defined below));

●	make or declare any dividend or distribution to the equityholders of ZeroNox or make any other distributions in respect of any shares of ZeroNox’s common stock or the equity interests of ZeroNox or its subsidiary, except dividends and distributions by a wholly owned subsidiary of ZeroNox to ZeroNox;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of ZeroNox’s or its subsidiary’s capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of ZeroNox that remains a wholly-owned subsidiary of ZeroNox after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of ZeroNox or its subsidiary, except for (i) the acquisition by ZeroNox or any of its subsidiary of any shares of capital stock, membership interests or other equity interests of ZeroNox or its subsidiary in connection with the forfeiture or cancellation of such interests, (ii) transactions between ZeroNox and any wholly-owned subsidiary of ZeroNox or (iii) purchases or redemptions pursuant to exercises of ZeroNox Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement of tax obligations with respect to ZeroNox Options outstanding as of the date hereof in accordance with the terms of such ZeroNox Options;
●	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts or any government contracts and government bids, other than in the ordinary course of business or as required by law;
●	sell, assign, transfer, convey, lease or otherwise dispose of, or create or incur any lien (except for certain permitted liens as set forth in the Merger Agreement) on, any material tangible assets or properties of ZeroNox or its subsidiary, except for (i) dispositions of obsolete or worthless equipment (ii) transactions among ZeroNox and its wholly-owned subsidiary and (iii) transactions in the ordinary course of business consistent with past practice;
●	other than as required by law, an existing benefit plan, or certain contractual obligations, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any officer of ZeroNox or its subsidiary in the ordinary course of business consistent with past practice, (ii) make any change in key management structure of ZeroNox or it subsidiary, or hire or terminate any officer, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any benefit plan, (iv) increase the cash compensation or bonus opportunity of any Key Employee (as defined in the Merger Agreement), except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by ZeroNox or any of ZeroNox’s subsidiary to any employee of ZeroNox or any of ZeroNox’s subsidiary (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by ZeroNox or its subsidiary, except in the ordinary course of business for employees who are not Key Employees to the extent that the actions (individually or in the aggregate) do not materially increase costs to the Surviving Corporation, or (vii) grant any new equity awards to any employee, officer, director or other individual service provider of the ZeroNox (whether under the 2017 Plan or otherwise), except in the ordinary course of business consistent with past practice;
●	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof (other than any such acquisition or merger for consideration not exceeding $2,000,000 individually or $5,000,000 in the aggregate that (i) would not require the disclosure of any financial statements or other information with respect to such acquisition or merger under applicable securities laws or otherwise delay the effectiveness of the Registration Statement (or the proxy statement/prospectus) or the filing of the Super 8-K or the Resale Registration Statement (as defined below) and (ii) would not require any waiting period under applicable law or approval of any governmental authority or otherwise delay the Closing (such acquisition or merger, a “Permitted Transaction”); provided that ZeroNox will notify G4G with respect to any Permitted Transaction);
●	(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of ZeroNox or its ZeroNox or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, except (i) in the ordinary course of business consistent with past practice and (ii) indebtedness between ZeroNox and its subsidiary;
●	(i) make, change or revoke any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes executed on or prior to the Closing Date or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of anymaterial taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
●	take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Tax Treatment (as defined in the Merger Agreement) Merger from qualifying for the Merger Intended Tax Treatment (as defined in the Merger Agreement);
●	issue any additional shares of ZeroNox common stock or securities exercisable for or convertible into shares of ZeroNox common stock, other than the issuance of shares of ZeroNox common stock upon the exercise of ZeroNox Options pursuant to their terms in the ordinary course of business under the 2017 Plan and applicable award agreements, in each case, outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, or (ii) grant any additional ZeroNox Options or other equity or equity-based compensation, except as permitted by Section 6.1(g)(viii) of the Merger Agreement;
●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of ZeroNox or its subsidiary (other than the Merger);
●	waive, release, settle, compromise or otherwise resolve any action or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $2,000,000 in the aggregate;
●	grant to, or agree to grant to, any person rights to any material ZeroNox owned intellectual property, taken as a whole, or sell, lease, license (other than licenses to ZeroNox owned intellectual property granted by ZeroNox or its subsidiary in the ordinary course of business consistent with past practice), abandon, permit to lapse or become subject to a lien or otherwise dispose of any rights to any material ZeroNox owned intellectual property, taken as a whole, except for the expiration of ZeroNox registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of ZeroNox’s or its subsidiary’s business judgment as to the costs and benefits of maintaining the item;
●	disclose or agree to disclose to any person (other than G4G or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of ZeroNox or any of its subsidiary, other than to service providers and development partners on a need-to-know basis in the ordinary course of business consistent with past practice and pursuant to obligations to use such information, know-how or process solely for purposes of providing such services or to collaborate on such development projects with ZeroNox or its subsidiary, and to maintain the confidentiality thereof;
●	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in the ZeroNox Disclosure Letter, in the aggregate;
●	enter into, modify, amend, renew or extend any collective bargaining agreement (other than as required by applicable law), or recognize or certify any labor organization, or group of employees of ZeroNox or its subsidiary as the bargaining representative for any employees of ZeroNox or its subsidiary;
●	terminate without replacement or fail to use reasonable efforts to maintain any license that is material to the conduct of the business of ZeroNox and its subsidiary, taken as a whole; or
●	enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of G4G

G4G has agreed that during the Interim Period, it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement (including as contemplated by equity facility or in connection with the Domestication), as required by law, as set forth on the G4G disclosure letter or as consented to by ZeroNox in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.

During the Interim Period, G4G has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the equity facility or in connection with the Domestication) or the Ancillary Agreements, as consented to by ZeroNox in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

●	seek any approval from G4G’s shareholders to change, modify or amend the Trust Agreement or the governing documents of G4G or Merger Sub, except (i) as otherwise contemplated by the Transaction Proposals or with respect to an extension or (ii) to remove the requirement to have at least $5,000,001 of net tangible assets as determined in accordance with Rule 3a51-1(g)(i) of the Exchange Act;
●	except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of G4G or make any other distributions in respect of any of G4G’s or Merger Sub’s capital stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of G4G’s or Merger Sub’s capital stock or equity interests or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of G4G or Merger Sub other than a redemption of G4G Class A ordinary shares effected in connection with the Merger;
●	take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Treatment or the Merger from qualifying for the Merger Intended Tax Treatment;
●	other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of G4G or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	make or change any material election in respect of material taxes, (A) amend, modify or otherwise change any filed material tax return, (B) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (C) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (D) settle any claim or assessment in respect of material taxes, (E) surrender or allow to expire any right to claim a refund of material taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
●	issue or sell any debt securities or warrants or other rights to acquire any debt securities of G4G or any of G4G’s subsidiaries or guaranty any debt security of another person, or incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (A) fees and expenses incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or in support of the ordinary course operations of G4G, (B) any indebtedness for borrowed money or guarantee incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, and (C) any indebtedness for borrowed money or guarantee incurred between G4G and Merger Sub;
●	other than with respect to the equity facility, (A) issue any securities of G4G or nay other equity interests of G4G or securities exercisable for or convertible into securities of G4G or any other equity interests of G4G, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to securities of G4G or any other equity interests of G4G, not outstanding on the date of the Merger Agreement, (C) amend, modify or waive any of the material terms or rights set forth in any G4G warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or enter into any agreement to do any of the above actions prohibited under the Merger Agreement, or (D) amend, modify or waive any of the material terms or rights set forth in any G4G rights or G4G rights agreement; or
●	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of G4G

Pursuant to the Merger Agreement, G4G has agreed, among other things, to:

●	prior to the Closing Date, obtain approval for and adopt the 2023 Plan and the Option Award Agreement (with such changes that may be agreed in writing by G4G and ZeroNox);
●	within two business days following the expiration of the sixty-day period after G4G has filed current Form 10 information with the SEC, file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to New ZeroNox’s common stock issuable under the 2023 Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;
●	take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;
●	prior to the Closing Date, ensure G4G remains listed as a public company on the Nasdaq;
●	during the Interim Period, not, and cause its subsidiaries not to, and instruct and cause its and their representatives acting on its and their behalf not to, initiate any negotiations, enter into any agreements for certain alternative transactions or otherwise cooperate to do so and to terminate any such negotiations ongoing as of the date of the Merger Agreement;
●	subject to the terms of G4G’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the Merger:
●	the Board of Directors of New ZeroNox shall consist of 7 directors, including (A) 2 individuals, at least one of whom will qualify as an independent director, to be designated by the Sponsor as directors, (B) 4 individuals to be designated by ZeroNox as directors and (C) 1 individual who qualifies as an independent director to be designated mutually by the Sponsor and ZeroNox, in each case subject to requirements of the Nasdaq or an alternate exchange, as applicable;
●	the Board of Directors of New ZeroNox, Inc. shall have a majority of “independent” directors for the purposes of Nasdaq or an alternative exchange, as applicable, each of whom shall serve in such capacity in accordance with the terms of the governing documents of New ZeroNox following the effective time of the Merger; and
●	the initial officers of G4G will be as set forth in the ZeroNox Disclosure Letter, who will serve in such capacity in accordance with the terms of the governing documents of New ZeroNox following the effective time of the Merger;
●	subject to approval of G4G’s shareholders, cause the Domestication to become effective prior to the effective time of the Merger (see “Domestication Proposal”);
●	after the effective time of the Merger, indemnify and hold harmless each present and former director and officer of ZeroNox and G4G and each of their respective subsidiaries (in the case of ZeroNox and its subsidiary, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of ZeroNox) against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;
●	maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Merger (i) provisions in their respective governing documents concerning the indemnification and exoneration of G4G’s and its subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of ZeroNox, G4G or their respective subsidiaries, as applicable, as of the date of the Merger Agreement and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by G4G’s, ZeroNox’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will G4G be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by G4G or ZeroNox, as applicable, for such insurance policy for the year ended December 31, 2022;

●	on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of ZeroNox and G4G with the post-Closing directors and officers of New ZeroNox, which indemnification agreements will continue to be effective following the Closing;
●	during the Interim Period, keep current and timely file all reports, statements and schedules required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law; and
●	prior to the Closing Date, promptly notify and keep ZeroNox reasonably informed of the status of any litigation brought or, to G4G’s knowledge, threatened in writing against G4G or its board of directors by any of G4G’s shareholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and will provide ZeroNox with the opportunity to participate in the defense of such litigation and will not settle any such litigation if and to the extent all such settlement payments exceed $1,000,000 in the aggregate without the prior written consent of ZeroNox (such consent not to be unreasonably withheld, conditioned or delayed).

Covenants of ZeroNox

Pursuant to the Merger Agreement, ZeroNox has agreed, among other things, to:

●	subject to confidentiality obligations (whether contractual, imposed by applicable law or otherwise) that may be applicable to information furnished to ZeroNox or its subsidiary by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford G4G and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of ZeroNox and its subsidiary that are in the possession of ZeroNox or its subsidiary as such representatives may reasonably request;
●	provide to G4G and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of ZeroNox and its subsidiary during the Interim Period, in each case, as G4G or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of ZeroNox or its subsidiary, and (iii) copies of any communications sent or received by ZeroNox or its subsidiary in connection with such legal proceedings, matters and decisions;
●	use reasonable best efforts to deliver to G4G, as soon as reasonably practicable following the date of the Merger Agreement, (i) audited financial statements (together with the auditor’s reports thereon) of ZeroNox and its subsidiary as of and for the years ended December 31, 2022, (ii) the unaudited financial statements of ZeroNox and its subsidiary as of and for the three-month ended March 31, 2023 and (iii) if the Closing has not occurred prior to August 14, 2023, unaudited financial statements of ZeroNox and its subsidiary as of and for the six-month period ended June 30, 2023;
●	use reasonable best efforts to deliver to G4G, as soon as reasonably practicable following the date of the Merger Agreement, any additional financial or other information reasonably requested by G4G to prepare pro forma financial statements required under federal securities laws to be included in G4G’s filings with the SEC (including, if applicable, the proxy statement/prospectus);
●	use reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements in G4G’s filings with the SEC in accordance with the applicable requirements of federal securities laws;
●	at or prior to the Closing, ZeroNox will terminate or settle, or cause to be terminated or settled, all Affiliate Agreements (as defined in the Merger Agreement) (other than those set forth in the applicable section of the ZeroNox Disclosure Letter) without further liability to G4G, ZeroNox or any of its subsidiary and provide G4G with evidence of such termination or settlement reasonably satisfactory to G4G;
●	take all actions reasonably necessary to consummate the Pre-Closing Company Documentation prior to the Closing. See “— Pre-Closing Company Documentation” above; and

●	during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.

Joint Covenants of G4G and ZeroNox

In addition, each of G4G and ZeroNox has agreed, among other things, to take certain actions set forth below.

●	Each of G4G and ZeroNox will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.
●	Each of G4G and ZeroNox will (and, to the extent required, will cause its affiliates to) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes (subject to, as applicable, a requirement to obtain ZeroNox’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied) with respect to certain such actions identified above as contemplated by the Merger Agreement).
●	G4G and ZeroNox will jointly prepare and G4G will file with the SEC the proxy statement/prospectus in connection with the registration under the Securities Act of (i) the shares of New ZeroNox common stock, warrants and rights comprising such to be issued in connection with the Domestication and (ii) the shares of New ZeroNox common stock that constitute the Aggregate Merger Consideration to be received by the equityholders of ZeroNox (other than (1) certain equity securities issuable under the 2023 Plan that are based on New ZeroNox common stock and constitute a portion of the Aggregate Merger Consideration, which shall instead be registered by New ZeroNox pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with the Merger Agreement and (2) the shares of New ZeroNox common stock that constitute the Aggregate Merger Consideration to be received by the Requisite Company Equityholders (as defined in the Merger Agreement), which shall instead be registered by New ZeroNox on a registration statement on Form S-1 or other permissible form (along with the shares of New ZeroNox common stock that constitute the Aggregate Merger Consideration to be received by executive officers, directors and holders of ten percent (10%) or more of the shares of ZeroNox common stock) (the “Resale Registration Statement”)).
●	Promptly following the execution of the Merger Agreement, G4G and ZeroNox will reasonably cooperate (including causing their respective subsidiaries and representatives to cooperate) and jointly prepare the Resale Registration Statement to enable G4G to file the Resale Registration Statement with the SEC as soon as reasonably practicable following the Closing, and in any event within thirty (30) days of the Closing.
●	Each of G4G and ZeroNox will use its reasonable best efforts to cause the proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the proxy statement/prospectus to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.
●	G4G will (x) as promptly as practicable after the Registration Statement is declared effective under the Securities Act (but in any event within 20 business days of the later of (i) the receipt and resolution of SEC comments with respect to the Registration Statement and (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act), (A) disseminate proxy statement to shareholders of G4G, (B) solely with respect to the Transaction Proposals, give notice, convene and hold an extraordinary general meeting, in accordance with its governing documents then in effect and the applicable Nasdaq rules, for a date no later than 30 business days following the date the Registration Statement is declared effective, (C) solicit proxies from the holders of public shares of G4G to vote in favor of each of the Transaction Proposals, and (y) provide its public shareholders (including the holders of G4G Class A ordinary shares) with the opportunity to elect to effect a redemption.

●	(i) The board of directors of ZeroNox shall recommend that the equityholders of ZeroNox vote in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “ZeroNox Board Recommendation”), and the board of directors of ZeroNox shall not withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to G4G, the ZeroNox Board Recommendation and (ii) as promptly as practicable following the execution and delivery of the Merger Agreement, ZeroNox shall call a meeting of the equityholders of ZeroNox entitled to vote on the transactions contemplated by the Merger Agreement in accordance with the governing documents of ZeroNox for the purpose of obtaining the ZeroNox Equityholder Approval. Such meeting shall be held as promptly as practicable following the execution and delivery of the Merger Agreement, and in any event not later than 11:59 p.m. Eastern Time on March 27, 2023.
●	G4G and ZeroNox will each, and will each cause their respective subsidiaries to use, reasonable best efforts to obtain all material consents and approvals of third parties that any of G4G, ZeroNox, or their respective affiliates are required to obtain in order to consummate the Merger.
●	Each of ZeroNox and G4G will each, and will each cause their respective subsidiaries and affiliates and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties may mutually agree to seek in connection with the transactions contemplated by the Merger Agreement.
●	Each of ZeroNox and G4G will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of ZeroNox common stock or acquisitions of shares of New ZeroNox common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16B-3 promulgated under the Exchange Act.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

●	the approval of the Transaction Proposals by G4G’s shareholders will have been obtained (the “G4G Shareholder Approval”);
●	ZeroNox Equityholder Approval shall have been obtained, which was obtained and delivered to G4G on March 24, 2023 by a shareholder vote by the requisite equityholders of ZeroNox;
●	G4G shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), except in the event that G4G’s governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed pursuant to Proposal No. 2 of this proxy statement/prospectus;
●	the Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;
●	there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a

“Governmental Order”) or any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory organization), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (the “Law”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby) enjoining or prohibiting the consummation of the Merger or any law that makes the consummation of the Merger illegal or otherwise prohibited; and
●	the shares of New ZeroNox common stock to be issued in connection with the Merger will have been approved for listing on Nasdaq or an alternative exchange, as applicable, as of the Closing Date.

Conditions to the Obligations of G4G and Merger Sub

The obligations of G4G and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by G4G and Merger Sub:

●	certain of the representations and warranties of ZeroNox pertaining to the capitalization of ZeroNox will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;
●	each of ZeroNox Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;
●	each of the remaining representations and warranties of ZeroNox contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a ZeroNox Material Adverse Effect;
●	each of the covenants of ZeroNox to be performed as of or prior to the Closing will have been performed in all material respects; and
●	there will not have occurred a ZeroNox Material Adverse Effect after the date of the Merger Agreement.

Conditions to the Obligations of ZeroNox

The obligation of ZeroNox to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by ZeroNox:

●	each of the representations and warranties of G4G regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;
●	each of the other representations and warranties of G4G contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, (1) inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of G4G or Merger Sub to perform its obligations under Merger Agreement and (2) changes after the date of Merger Agreement which are contemplated or expressly permitted by Merger Agreement or the Ancillary Agreements;
●	each of the covenants of G4G and Merger Sub to be performed as of or prior to the Closing will have been performed in all material respects;
●	the Domestication will have been completed as contemplated by the Merger Agreement and a time- stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto will have been delivered to ZeroNox (for additional information, see “Domestication Proposal”); and
●	all of the directors of G4G (other than those persons identified as the initial directors of New ZeroNox, Inc. after the effective time of the Merger) will have resigned or otherwise been removed effective as of or prior to the effective time of the Merger.

Termination; Effectiveness

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

●	By mutual written consent of ZeroNox and G4G;
●	by ZeroNox or G4G if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting the Merger or if there is adopted any law that permanently makes the Merger illegal or otherwise prohibited;
●	by ZeroNox or G4G if the G4G Shareholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of G4G’s shareholders duly convened therefor or at any adjournment thereof;
●	by ZeroNox if there has been a modification in recommendation of the board of directors of G4G with respect to any of the Transaction Proposals;
●	by written notice to ZeroNox from G4G in the event of certain uncured breaches on the part of ZeroNox or if the Closing has not occurred on or before the latest of (A) June 14, 2023, (B) if an extension without ZeroNox’s approval is obtained at the election of G4G, with or without G4G shareholder vote, in accordance with G4G’s governing documents, September 14, 2023 and (C) if one or more extensions to a date following September 14, 2023 with ZeroNox’s approval are obtained at the election of G4G, with G4G shareholder vote, in accordance with G4G’s governing documents, the last date for G4G to consummate a Business Combination pursuant to such Extensions (in each case, the “Agreement End Date”), unless G4G is in material breach of the Merger Agreement;
●	by G4G, if ZeroNox shall not have obtained the ZeroNox Equityholder Approval prior to 11:59 p.m. Eastern Time on the twentieth (20th) day after the date of the Merger Agreement; or
●	by written notice to G4G from ZeroNox in the event of certain uncured breaches on the part of G4G or Merger Sub or if the Closing has not occurred on or before the Agreement End Date, unless ZeroNox is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors, stockholders or shareholders, other than liability of ZeroNox, G4G or Merger Sub, as the case may be, for fraud or any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties (of another party thereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties thereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, ZeroNox will be responsible for ZeroNox’s transaction expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants, and G4G will be responsible for G4G’s transaction expenses (including the expenses of both parties for filing fees incurred and fees and expenses incurred in connection with preparing and filing the Registration Statement, the proxy statement or the proxy statement/registration statement and obtaining approval of the NYSE). If the Closing occurs, New ZeroNox will, upon the consummation of the Merger and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of ZeroNox and pay or cause to be paid all accrued transaction expenses of G4G. G4G and ZeroNox will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Sponsor Support Agreement and the Registration Rights Agreement (the “Related Agreements”), or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, G4G, certain directors and officers of G4G, the Sponsor and ZeroNox entered into the Sponsor Support Agreement, dated as of March 7, 2023, a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that, effective as of and conditioned upon the Closing, (i) the Sponsor will forfeit 790,625 G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G further agreed that, effective as of and conditioned upon the Closing, the Sponsor will forfeit up to 1,000,000 additional G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Redemption Forfeited Shares”), as follows:

(i)1,000,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 95% or more of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption (as defined in the Merger Agreement) prior to the Effective Time;
(ii)750,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 90% or more but less than 95% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time;
(iii)250,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 85% but less than 90% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and
(iv)no Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 85% or less of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that the Sponsor will not transfer, assign or sell its G4G ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Lock-Up Shares”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing Date; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of domesticated New ZeroNox common stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period (as defined below); and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of domesticated New ZeroNox common stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period. Any Lock-Up Shares that have not been released upon the earlier of (x) the fifth (5th) anniversary of the Closing Date and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), shall immediately and automatically upon the end of the Lock-Up Period be forfeited and surrendered to G4G without consideration.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of G4G and (c) the effective time of the Merger. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

ZeroNox Support Agreement

In connection with the execution of the Merger Agreement, G4G also entered into a Support Agreement (the “ZeroNox Support Agreement”), dated as of March 7, 2023, by and among G4G, ZeroNox and certain shareholders of ZeroNox, pursuant to which such shareholders of ZeroNox agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the ZeroNox Support Agreement.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing Date, New ZeroNox, the Sponsor and certain equityholders of ZeroNox and certain of their respective affiliates will enter into the Registration Rights Agreement, pursuant to which New ZeroNox will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New ZeroNox common stock and other equity securities of New ZeroNox that are held by the parties thereto from time to time.

Pursuant to the Registration Rights Agreement, New ZeroNox will be required to submit to or file with the SEC, within 45 calendar days after the Closing Date, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use its reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day after the filing thereof. It is not currently contemplated that the Registration Rights Agreement will contain any cash or other penalties resulting from delays in registering these securities.

When an effective shelf registration statement is on file with the SEC, certain ZeroNox stockholders and the Sponsor may each demand not more than one underwritten shelf takedown in any twelve month period, for an aggregate of not more than two underwritten shelf takedowns in any twelve month period, in each case, subject to certain customary limitations set forth in the Registration Rights Agreement, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and New ZeroNox’s right to delay or withdraw a registration statement under certain circumstances. The holders party to the Registration Rights Agreement will also be entitled to certain piggyback registration rights and indemnification rights.

The Registration Rights Agreement contemplates that, at the Closing Date, certain ZeroNox stockholders and their permitted transferees will agree not to transfer, assign or sell their Lock-up Shares (as defined in the Registration Rights Agreement) until the date that is 360 days after the Closing Date.

Background to the Business Combination

G4G is a blank check company incorporated in the Cayman Islands under the name “The Growth for Good Acquisition Corporation” on July 2, 2021. G4G was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (each of the foregoing, a “business combination”). Though our efforts to identify a prospective target business were not limited to any particular industry or geographic region, our efforts were focused on partnering with an inclusive and environmentally sustainable company with strong business fundamentals and high growth potential. The business combination with ZeroNox is a result of an extensive search for a potential transaction utilizing the experience of G4G’s management team and board of directors. The terms of the merger agreement are the result of an arm’s length negotiation between representatives of G4G and ZeroNox.

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among representatives of G4G, ZeroNox and other parties.

On December 14, 2021, G4G completed its initial public offering (the “IPO”). Prior to the consummation of the IPO, neither G4G, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with G4G.

From the date of G4G’s IPO through the signing of the merger agreement with ZeroNox on March 7, 2023, G4G’s management contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities.

As part of this process, management of G4G considered and evaluated over 150 potential acquisition targets in a wide variety of industry sectors, including clean energy, carbon tech, green materials and industry, e-mobility and transport, sustainable food and agritech, and others well-positioned to scale in the net zero transition of the global economy, and evaluated such companies’ financials, business models and competitors and illustrative transaction structures to effect a business combination. In connection with such evaluation, representatives of G4G had discussions regarding certain transaction structures with the members of management and/or the boards of directors of certain potential acquisition targets. From the date of G4G’s IPO through December 7, 2022, G4G entered into non-disclosure agreements with 45 of those potential acquisition targets, each of which contained, among other things, customary non-disclosure and non-use provisions, and none of which contained "don't-ask, don't-waive" or standstill provisions, and submitted non-binding indications of interest to 14 potential acquisition targets following evaluation of, and discussions with, each such potential acquisition target.

Of the 14 potential acquisition targets that received indications of interest, management of G4G engaged in significant due diligence and detailed discussions directly with the senior executives and/or shareholders of ZeroNox and nine other potential acquisition targets. G4G did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including (i) the inability to reach a mutually acceptable valuation, (ii) G4G’s determination that each business did not represent as attractive a target as ZeroNox due to a combination of business prospects, strategy, management teams, transaction structure, likelihood of execution and valuation, and (iii) decisions of such potential acquisition targets to pursue potential alternative transactions.

In January 2022, G4G engaged in discussions with one of those potential acquisition targets. Company A is a battery technology company focused on the high energy density battery market. Over an approximately 3-month period, G4G management held discussions and meetings with Company A management, including on-site visits at Company A’s executive offices and operating facilities. After completing its analysis, G4G determined that Company A did not represent the best opportunity for a successful business combination, and management decided to focus on alternative opportunities.

In March 2022, G4G engaged in discussions with another potential acquisition target. Company B is a transportation technology company engaged in the commercial transport market. Over an approximately 7-month period, G4G management held discussions and meetings with Company B management. During its analysis of Company B, G4G determined that Company B needed to achieve certain future milestones in order for a successful business combination, and G4G management decided to focus on alternative opportunities until such milestones were achieved.

In July 2022, G4G engaged in discussions with another potential acquisition target, with which it had previously held preliminary conversations earlier in 2022. Company C is a sustainable materials company serving a variety of end markets. Over an approximately 3-month period, G4G management held discussions and meetings with Company C management. Concurrently, G4G management advanced outreach and discussions with certain select potential PIPE investors in connection with the contemplated transaction with

Company C. In October 2022, following in-depth discussions with its financial and legal advisors, potential PIPE investors and management of Company C, Company C management determined that a private placement solution represented the best solution for its immediate funding needs, and G4G management decided to focus on alternative opportunities.

During the fall of 2022, G4G continued to explore and evaluate acquisition opportunities.

In November 2022, G4G engaged in discussions with another potential acquisition target. Company D is a clean energy company engaged in the renewable natural gas market. In November 2022, G4G entered into a non-disclosure agreement with Company D and began to conduct certain business diligence, subsequent to which management of G4G delivered to management of Company D a non-binding indication of interest. From November 2022 through December 2022, G4G management held discussions and meetings with Company D management. After completing its analysis, G4G determined that Company D did not represent the best opportunity for a successful business combination, and management decided not to continue discussions with Company D because it had reached a preliminary understanding on the terms of a transaction with ZeroNox, and considered a transaction with ZeroNox to be more compelling.

G4G decided to pursue a potential acquisition of ZeroNox because it determined that ZeroNox represented a compelling opportunity in light of ZeroNox’s strong management team, business fundamentals and path to rapid scale, first mover advantage, capital-efficient business model, strong partner manufacturing and distribution capabilities, and focus on sustainability. Compared to ZeroNox, G4G and its advisors did not consider the other alternative acquisition targets that G4G evaluated to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

On October 27, 2022, Messrs. Richard Korhammer, Michael Godfrey and Camilo Rico, members of Chardan Capital Markets, LLC (“Chardan”), ZeroNox’s financial advisor, sent an email to Mses. Yana Kakar and Dana Barsky and Mr. Rahul Kakar, members of G4G’s management, in order to discuss the possibility of a transaction between G4G and ZeroNox, which was followed by a video conference of those participants on November 1, 2022, to further discuss the possibility of a transaction between G4G and ZeroNox.

On November 2, 2022, G4G entered into a confidentiality agreement with ZeroNox and began receiving confidential information thereunder.

On November 9, 2022, Ms. Barsky and Mr. Randy Harrigan of G4G attended a videoconference with Messrs. Vonn Christenson and Robert Cruess of ZeroNox and Messrs. Korhammer, Godfrey and Rico of Chardan, whereby Messrs. Christenson and Cruess provided an overview of ZeroNox’s business, including its current products, operations, financials, and growth strategy.

On November 10, 2022, management of G4G was granted access to the ZeroNox electronic data room, and management of G4G continued to conduct diligence on ZeroNox.

On November 16, 2022, Ms. Barsky and Mr. Harrigan of G4G had an initial model and valuation discussion with respect to ZeroNox with Messrs. Korhammer, Godfrey and Rico of Chardan via videoconference, which was followed by a more detailed presentation on the ZeroNox business model by Messrs. Korhammer, Godfrey and Rico of Chardan and Messrs. Christenson and Cruess on November 30, 2022 via videoconference.

On December 6, 2022, Ms. Barsky and Mr. Harrigan of G4G had an introductory discussion with Mr. John Agogliati of Marshall & Stevens regarding the potential engagement of Marshall & Stevens by G4G in conducting a fairness analysis with respect to a potential initial business combination.

On December 8, 2022, Ms. Barsky, Mr. Harrigan and Ms. Kakar of G4G sent to Messrs. Christenson and Cruess of ZeroNox a proposed high-level term sheet including a high-level summary of a preliminary proposal of transaction terms that (i) proposed an exclusivity term of 30 days, (ii) included an enterprise value for ZeroNox of $205 million and (iii) proposed a lock-up applicable to the G4G sponsor and all ZeroNox holders of 180 days post-closing.

On December 21, 2022, Messrs. Christenson and Cruess of ZeroNox provided to Ms. Barsky, Mr. Harrigan and Ms. Kakar of G4G a revised draft of the term sheet, including, among other things, (i) extending the proposed exclusivity term to 45 days, (ii) increasing the enterprise value for ZeroNox to $225 million and proposing a $100 million earnout for ZeroNox shareholders; (iii) extending the lock-up to 360 days and excluding from it smaller ZeroNox holders; (iv) proposing a forfeiture of 25% of sponsor shares and an additional pool of 25% of sponsor shares to be used, as needed, in connection with potential redemption mitigation activities, and (v) proposing entering into an equity financing facility for a minimum of $50 million.

On December 23, 2022, management of G4G continued to discuss the revised term sheet with management of ZeroNox and representatives of Chardan.

On December 26, 2022, Ms. Barsky, Ms. Kakar and Mr. Harrigan of G4G sent to Messrs. Christenson and Cruess of ZeroNox a revised draft of the term sheet, including, among other things, (i) limiting the exclusivity term to 30 days, (ii) reducing the ZeroNox earnout to $75 million and (iii) eliminating the sponsor share forfeiture.

From December 27, 2022 through December 29, 2022, representatives of G4G and ZeroNox negotiated the various remaining open items contained in the term sheet.

On December 29, 2022, G4G and ZeroNox executed the term sheet, outlining the material terms to a potential business combination transaction, including, among other terms, (a) total consideration based on an enterprise value for ZeroNox of $225 million, which would be paid in shares of G4G Class A ordinary shares with an assumed value of $10.00 per share, (b) an aggregate amount of up to 7.5 million Earnout Shares if New ZeroNox’s stock price exceeds certain price thresholds for any 10 days within a 20-consecutive-trading-day period between the closing and certain applicable expiration dates, and (c) the forfeiture by the Sponsor of 12.5% of its G4G Class B ordinary shares and the use of an additional 12.5%, as needed, in connection with potential redemption mitigation activities. The term sheet provided for a 30-day exclusivity period, subject to extension, which the parties subsequently extended twice for an additional 30-day period each time.

Over the course of the exclusivity period and leading up to the signing of the merger agreement, representatives of G4G and ZeroNox had multiple conversations on a broad list of topics related to the terms of the transaction documentation and diligence matters in connection with the transaction, including further business, financial and tax diligence telephonic and videoconference calls between January 9, 2023 and January 13, 2023 attended by management of G4G, management of ZeroNox and representatives of Centri Business Consulting (“Centri”), a consultant of G4G in connection with the potential transaction.

Between January 3, 2023 and January 5, 2023, G4G management conducted a site visit at ZeroNox.

On January 17, 2023, Messrs. Cruess, Jason Eggett, Jose Daugherty and Joseph Johnson of ZeroNox presented to Ms. Barsky and Mr. Harrigan on the ZeroNox management’s financial model, including a detailed review of the business revenue by product line, which was followed by additional business diligence discussions among management of G4G, management of ZeroNox and representatives of Centri in the following two weeks.

Between the last week of January 2023 and the beginning of March 2023, the parties also explored with certain potential equity facility providers the possibility of certain financing arrangements.

On January 26, 2023, representatives of Skadden, Arps, Slate, Meagher and Flom, LLP (“Skadden”), G4G’s legal counsel, were granted access to the ZeroNox electronic data room for purposes of reviewing certain legal due diligence information in connection with the proposed transaction. From January 26, 2023 through the date the merger agreement was signed, various representatives of each of G4G and Skadden conducted due diligence of ZeroNox through document review, written requests and responses among the parties, including holding telephonic and videoconferences with representatives of ZeroNox and Loeb & Loeb LLP (“Loeb”), ZeroNox’s legal counsel, on February 7, 2023 and February 9, 2023, covering various areas, including, but not limited to, intellectual property, information technology and data security, employment matters, litigation, legal compliance and general corporate matters.

On February 3, 2023, the G4G board of directors (the “G4G Board”) met telephonically and via videoconference to discuss G4G’s pipeline of potential targets, including the potential business combination with ZeroNox, related diligence process and timing for a potential ZeroNox transaction. The G4G Board authorized the management to continue with the evaluation of ZeroNox as a potential transaction partner.

On February 7 2023, representatives of each of Skadden and Loeb met via videoconference to discuss approach with respect to legal due diligence and transaction documentation.

Also on February 7, 2023, representatives of Skadden delivered to representatives of Loeb an initial draft of the merger agreement. The draft provided for, among other things, delivery of (a) a ZeroNox shareholders’ approval of the merger agreement pursuant to a written consent within one day following execution of the merger agreement and (b) a support agreement to be entered into by the Sponsor contemporaneously with the execution of the merger agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor would agree to vote in favor of the adoption of the merger agreement and the related transactions.

Also on February 7, 2023, representatives of Skadden delivered to representatives of Loeb an initial draft of the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and the other G4G affiliates entering into the agreement would agree (a) to waive certain anti-dilution rights set forth in G4G’s Cayman Constitutional Documents that may result from the transactions contemplated by the merger agreement, (b) not to transfer any of their respective shares and warrants of G4G prior to the effective time of the merger, subject to limited exceptions, (c) to vote in favor of the adoption of the merger agreement and the related transactions, (d) not to redeem or elect to cause G4G to redeem any of their respective shares or warrants of G4G in connection with the transactions and (e) with respect to certain G4G Class B ordinary shares (and G4G Class A ordinary shares issued upon conversion) until the five-year anniversary of the consummation of the transactions (subject to certain limited exceptions), not to transfer such shares until the G4G Class A ordinary shares achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The parties exchanged and discussed further refined drafts of the Sponsor Support Agreement from February 7, 2023 through March 7, 2023.

On February 14, 2023, G4G and Marshall & Stevens executed an engagement letter, which provided that Marshall & Stevens would assist the G4G Board with (a) a fairness analysis and a written opinion as to the fairness to G4G and its Class A shareholders, from a financial point of view, of the consideration to be received by G4G in consideration of the issuance of G4G Class A ordinary shares to the equity holders of ZeroNox in the proposed transactions and (b) an analysis of the reasonable range of value for the potential target immediately prior to the transactions and, for purpose of Nasdaq listing rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in G4G’s trust account (excluding taxes payable on the interest earned on such account and assuming the company has no liability at the time of such advice).

On February 20, 2023, representatives of Loeb delivered to representatives of Skadden initial drafts of the 2023 Equity Incentive Plan (the “Incentive Plan”), to be adopted by New ZeroNox immediately prior to the consummation of the merger, including an automatic annual 4% increase. The parties exchanged and discussed further refined drafts of the Incentive Plan from February 20, 2023 through March 7, 2023, including removing the evergreen increase.

On February 21, 2023, representatives of Loeb delivered to representatives of Skadden a revised draft of the merger agreement, which included, among other things, (a) replacing the delivery of the ZeroNox shareholders’ written consent within one day of signing with a ZeroNox shareholder meeting to obtain the requisite approval, to be held in accordance with ZeroNox’s governing documents, (b) limiting the scope of G4G transaction expenses to be borne by the combined company and (c) making certain revisions to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

On February 23, 2023, the G4G Board met telephonically and via videoconference to discuss the potential business combination with ZeroNox, including a presentation by representatives of Skadden and management of G4G on the status of transaction documents, due diligence and business and legal discussions that representatives of G4G and Skadden had had with representatives of ZeroNox and Loeb. Representatives of Marshall & Stevens also attended the meeting and presented on the Marshall & Stevens fairness analysis of the potential transaction.

Also on February 23, 2023, representatives of Skadden delivered to representatives of Loeb a further revised draft of the merger agreement, which included, among other things, (a) reinserting Skadden’s initial proposal with respect to G4G’s receipt of the ZeroNox shareholder written consent within one day following execution of the merger agreement and proposing, as an alternative, that (i) ZeroNox shareholders holding the requisite voting power to approve the transaction deliver support agreements at signing, agreeing to vote in favor of the transactions, (ii) the ZeroNox board recommend to ZeroNox shareholders the transaction and not change its recommendation, (iii) ZeroNox hold its shareholder meeting within ten days following the execution of the merger agreement, and (iv) G4G have the right to terminate the transaction if the ZeroNox shareholder approval has not been obtained within twelve days following the execution of the merger agreement, (b) revising the scope of G4G’s transaction expenses to be borne by the combined company and (c) making further refinements to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

Also on February 23, 2023, representatives of Skadden delivered to representatives of Loeb an initial draft of the amended and restated registration rights agreement of New ZeroNox (the “Registration Rights Agreement”), to be entered into by the combined company and become effective immediately upon the consummation of the merger. The parties exchanged and discussed further refined drafts of the Registration Rights Agreement from February 23, 2023 through March 7, 2023.

On February 24, 2023, representatives of Loeb delivered to representatives of Skadden initial drafts of the certificate of incorporation and bylaws of New ZeroNox, to become effective immediately upon the consummation of the merger, including proposing implementing a classified board for New ZeroNox following the consummation of the transactions. The parties exchanged and discussed further refined drafts of these documents from February 24, 2023 through March 7, 2023, including removing the classified board structure.

Also on February 24, 2023, Ms. Kakar of G4G sent to Mr. Cruess of ZeroNox a revised proposal of the sponsor share forfeiture changing the commitment by the Sponsor of 12.5% of its G4G Class B ordinary shares, as needed, in connection with potential redemption mitigation activities to 1,000,000 shares tied to certain redemption outcomes to better align incentives between G4G and ZeroNox. After discussions, ZeroNox confirmed their agreement with this approach to be included in a revised Sponsor Support Agreement.

On March 2, 2023, representatives of Loeb delivered to representatives of Skadden a further revised draft of the merger agreement, including, among other things, (a) proposing that (i) certain ZeroNox shareholders will provide support agreements in favor of the transaction concurrently with the execution of the merger agreement and (ii) the ZeroNox shareholder meeting would be held following the filing of this registration statement on Form S-4 and (b) making additional revisions to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

On March 3, 2023, representatives of each of Skadden, G4G, Loeb and ZeroNox met via videoconference to discuss the remaining open items under the merger agreement and related transaction documentation.

Subsequently, on March 3, 2023, representatives of Skadden delivered to representatives of Loeb a further revised draft of the merger agreement, including, among other things, limiting the time for obtaining the ZeroNox shareholder approval to twenty (20) days following the execution of the merger agreement.

Also on March 3, 2023, representatives of Loeb delivered to representatives of Skadden initial drafts of the support agreement to be entered into by the ZeroNox shareholders contemporaneously with the execution of the merger agreement (the “Company Support Agreement”), pursuant to which, among other things, certain ZeroNox shareholders would agree to vote in favor of the adoption of the merger agreement and the related transactions. The parties exchanged and discussed further refined drafts of these documents from March 3, 2023 through March 7, 2023.

Between March 3, 2023 and March 7, 2023, representatives of each of Skadden and Loeb exchanged additional refining revisions to the draft of merger agreement, while the parties continued to discuss the aforementioned matters.

On March 7, 2023, representatives of each of Skadden and Loeb finalized the merger agreement and other transaction documentation.

On the afternoon of March 7, 2023, G4G’s board of directors (the “G4G Board”) held a telephonic and videoconference meeting, which was attended by representatives from each of G4G’s management, Marshall & Stevens, Skadden and Ogier (Cayman) LLP (“Ogier”), Cayman local counsel to G4G. Representatives of Ogier reviewed with the G4G Board the board’s fiduciary duties. Representatives of Marshall & Stevens provided the G4G Board with an update on Marshall & Stevens’ fairness analysis first presented to the board at the February 23, 2023 meeting, and delivered its oral fairness opinion, which was subsequently confirmed in writing. Representatives of Skadden reviewed with the G4G Board the current status of the transaction negotiations and documents, changes since the G4G Board meeting on February 23, 2023 and the resolutions to be approved by the G4G Board in connection with entering into the transactions. Mr. Kakar provided a summary of, and the G4G Board considered, the position of at least $5,000,001 of net tangible assets needed at the closing of the Transaction unless the Company’s organizational documents are amended to remove such requirement prior to the closing, including an outline of the balance sheet and redemption sensitivity analysis in connection with satisfying such condition. At the meeting, the G4G Board unanimously declared that the merger agreement, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of G4G and its shareholders, approved the form, terms and provisions of, and the transactions contemplated by, the merger agreement, including the merger, and the related transaction documentation and other transactions contemplated thereby, including the equity issuances and other matters required to be submitted to votes of the shareholders, and authorized G4G to enter into the merger agreement and the other transaction documents and perform each of its obligations thereunder, including the merger.

On the evening of March 7, 2023, ZeroNox’s board of directors held an in person and remote videoconference meeting, which was attended by all ZeroNox board members. Members of management reviewed with ZeroNox’s board of directors the business and economic terms of the transaction, the material provisions of the transaction documents, and the resolutions to be approved by the board of directors in connection with entering into the transactions. At the meeting, ZeroNox’s board of directors unanimously declared that the merger agreement, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of ZeroNox and its shareholders, approved the form, terms and provisions of, and the transactions contemplated by, the merger agreement, including the merger, and the related transaction documentation and other transactions contemplated thereby and authorized ZeroNox to enter into the merger agreement and the other transaction documents and perform each of its obligations thereunder, including the merger.

Following the meeting of ZeroNox’s board of directors and the meeting of the G4G Board, on the evening of March 7, 2023, the parties executed the merger agreement, and the related transaction documentation.

On the morning of March 8, 2023, prior to the commencement of trading of the shares of G4G common stock on Nasdaq, the parties issued a press release announcing the transactions. In addition, G4G filed a Current Report on Form 8-K with the SEC announcing the execution of the Business Combination Agreement.

On the evening of March 24, 2023, ZeroNox called a meeting of the equityholders of ZeroNox entitled to vote on the transactions contemplated by the Merger Agreement in accordance with the governing documents of ZeroNox for the purpose of obtaining the ZeroNox Equityholder Approval. At the meeting, ZeroNox’s requisite equityholders approved the transactions contemplated by the Merger Agreement. The ZeroNox Equityholder Approval was obtained and delivered to G4G on March 24, 2023.

G4G’s Board of Directors’ Reasons for the Business Combination

On March 7, 2023 the G4G Board, among other things, (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of G4G and its shareholders and (iii) recommended that G4G’s shareholders approve the Merger Agreement and the BCA Proposal.

The G4G Board, in evaluating the merger, consulted with G4G’s management and its legal and other advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of G4G and its shareholders and (ii) to recommend that the stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, the G4G Board considered a range of factors, including, but not limited to, the factors discussed below.

In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the G4G Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The G4G Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of G4G’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The G4G Board considered a number of factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Growth Prospects. ZeroNox is a market leader in an attractive industry with strong growth prospects within the market for off-highway electric vehicle due to proprietary electric powertrain platform with lithium-iron phosphate battery as well as significant OEM and fleet partnerships;
●	Experienced and Proven Management Team. ZeroNox has a strong, founder-led management team and the senior management of ZeroNox intend to remain with New ZeroNox in the capacity of officers and/or directors, which will provide helpful continuity in advancing ZeroNox’s strategic and growth goals;
●	Competitive Advantage. ZeroNox has built several valuable competitive advantages, including: a more efficient battery and battery management system, proprietary telematics software, efficient power allocation system, cutting-edge technology and pending patents;

●	First Mover Advantage: ZeroNox has a first mover advantage in meeting the large, growing and underserved demand for electric off-highway vehicles;
●	Business Model: ZeroNox has a purpose-built business model to be capital efficient and profitable in a global addressable market;
●	Financial Condition. The G4G Board also considered factors such as ZeroNox’s historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies in similar and adjacent sectors (the “Guideline Companies”), as presented by Marshall & Stevens; for the Guideline Companies, Marshall & Stevens based their selection on discussions with management and industry research, mainly based on each Guideline Company’s industry and business description, including (i) commercial electric vehicle based companies that operate in the commercial electric vehicle space primarily in the U.S. with products that are used in both on-highway and in off-highway applications, and (ii) commercial internal combustion engine based companies that are also currently investing in the electric vehicle space;
●	Strong Revenue: ZeroNox has grown its revenues at a CAGR of approximately 200% over the last three years with proprietary, proven technology, and strong partner manufacturing and distribution capabilities;
●	Contracted Sales: ZeroNox has contracted revenue of approximately $180,000,000, consisting of (i) approximately $138,000,000 from a Collaboration Agreement with The Jospong Group of Companies (“Jospong”) in Ghana in connection with the Refuse Truck Electrification Project with Zoomlion, a Jospong subsidiary; (ii) approximately $16,000,000 from a Distributor Agreement with Premier Sales and Leasing, Inc. (“Premier”); and (iii) approximately $26,000,000 from a memorandum of understanding with Vehicle Assembly Plant (“VAP”), another Jospong subsidiary. See “Information about ZeroNox — Material Agreements.” Assuming that all the performance and validation milestones requirements set forth in these agreements will be met, it is expected that these contracted revenue will be recognized over the next three years which also coincide with the timeline typically required to convert trial deployments into actual sales;
●	Asset-Light Business: ZeroNox is an asset-light business, which can reach positive EBITDA with low capital expenditure cash requirements;
●	Sizeable Total Addressable Market: ZeroNox is well-positioned to scale with its product suite and partnership in a $1.3 trillion total addressable market with increasing energy transition investment;
●	Shifting Consumer Preferences: There is an increasing preference of consumers to purchase electric vehicles. 52% of car buyers globally now want to purchase an electric vehicle, a rise of 22% in just two years.
●	Favorable Policies and Corporate Commitments: ZeroNox is expected to benefit from a number of government policies, such as the California Build Energy Efficiency Standards, which requires energy storage to be integrated with solar power installation, as well as from net-zero carbon emission commitments of both governments and corporations.
●	Sustainable Development: ZeroNox is a leading provider of sustainable, off-highway vehicle electrification and home clean energy management, which advances the United Nations Sustainable Development Goals 7 (ensure access to affordable, reliable, sustainable and modern energy for all), 9 (build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation, and 13 (take urgent action to combat climate change and its impacts). Moreover, a business combination with ZeroNox aligned with the mission of G4G to partner with an inclusive and environmentally sustainable company with strong business fundamentals and high growth potential.
●	Due Diligence. Due diligence examinations of ZeroNox and discussions with ZeroNox’s management and G4G’s financial and legal advisors concerning G4G’s due diligence examination of ZeroNox;
●	Fairness Opinion. The G4G Board reviewed the opinion delivered by Marshall & Stevens to the G4G Board that, as of March 7, 2023 and based upon and subject to the factors and assumptions set forth therein, the purchase price to be paid for ZeroNox in the business combination in the form of the issuance of the common stock of the surviving company to the equity holders of ZeroNox as provided in the merger agreement is fair to from a financial point of view to G4G and, through their ownership in G4G, all G4G Class A stockholders as a group (whether or not such Class A stockholders are affiliated with the

Sponsor or its affiliates); see the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations;
●	Valuation: The pre-money valuation of $225 million represented only a 12.8% premium to the prior private funding raise.
●	Stockholder Liquidity. The obligation in the merger agreement to have G4G common stock issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, which the G4G Board believes has the potential to offer stockholders greater liquidity;
●	Benefits of Public Company Status. The G4G Board pursued a business combination with a company that it believes can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company;
●	Lock-Up. The Sponsor and certain directors and officers of G4G have agreed to be subject to a one-year lockup in respect of their New ZeroNox Common Shares, in each case subject to certain customary exceptions, which will provide important stability to the leadership and governance of the combined company;
●	Other Alternatives. The G4G Board believes, after a thorough review of other business combination opportunities reasonably available to G4G, that the proposed merger represent the best potential business combination for G4G and the most attractive opportunity for G4G’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the G4G Board’s belief that such process has not presented a better alternative; and
●	Negotiated Transaction. The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between G4G and ZeroNox.

The G4G Board also considered a variety of uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;
●	COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto;
●	Redemption Risk. The potential that a significant number of G4G stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to G4G’s existing memorandum and articles of association, which would potentially make the merger more difficult or impossible to complete;
●	Stockholder Vote. The risk that G4G’s stockholders may fail to provide the votes necessary to effect the merger;
●	Closing Conditions. The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within G4G’s control;
●	Litigation. The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;
●	Listing Risks. The challenges associated with preparing ZeroNox, a private entity, for the applicable disclosure and listing requirements to which G4G will be subject as a publicly traded company on the Nasdaq;
●	Benefits May Not Be Achieved. The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;
●	Liquidation of G4G. The risks and costs to G4G if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in G4G being unable to effect a business combination by the end date agreed between the parties in the merger agreement;

●	Growth Initiatives May Not be Achieved. The risk that the growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;
●	Fees and Expenses. The fees and expenses associated with completing the merger; and
●	Other Risks Factors. Various other risk factors associated with the business of ZeroNox, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

In addition to considering the factors described above, the G4G Board also considered that certain of the officers and directors of G4G may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of the G4G stockholders, including the matters described under the section entitled “Risk Factors” and “Interests of G4G Directors and Officers in the Merger.” However, the G4G Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if G4G public stockholders redeem a substantial portion of the G4G Class A shares.

The G4G Board concluded that the potential benefits that it expected G4G and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the G4G Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of G4G and its shareholders. The G4G Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the G4G Board is not intended to be exhaustive but includes the material factors considered by the G4G Board. In view of the complexity and wide variety of factors considered by the G4G Board in connection with its evaluation of the Business Combination, the G4G Board as a whole did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decisions. In considering the factors described above, individual members of the G4G Board may have given different weight to different factors. The G4G Board considered the information and factors as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the reasons for the G4G Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Marshall & Stevens, G4G’s Independent Valuation Provider

Marshall & Stevens rendered its opinion to the G4G Board that, as of March 7, 2023 and based upon and subject to the factors and assumptions set forth therein, the purchase price being paid by G4G for ZeroNox in the Business Combination was fair, from a financial point of view, to G4G and, through their ownership in G4G, all G4G Class A stockholders as a group (whether or not such Class A stockholders are affiliated with the Sponsor or its affiliates); see the section entitled “BCA Proposal — Interests of G4G's Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

For a description of Marshall & Stevens’ fairness opinion, see the section of this proxy statement/prospectus entitled “Opinion of Marshall & Stevens, G4G’s Independent Valuation Provider.”

Projected Financial Information

ZeroNox’s management provided projections of revenue, cost of goods sold, operating expenses, depreciation, capital expenditures, and working capital, for the financial years ending 2023 through 2024. Marshall & Stevens then extended and extrapolated such projections to a steady state period that ended in 2032.

ZeroNox does not as a matter of course make public projections as to future revenue, earnings, subscribers, financial condition or other results. However, ZeroNox’s senior management prepared and provided to ZeroNox’s board of directors, ZeroNox’s financial advisors and G4G certain internal, unaudited prospective financial information in connection with the evaluation of the merger (the “projections”). A summary of certain key aspects of the projections are set forth below.

The inclusion of the below information should not be regarded as an indication that ZeroNox, G4G, their respective boards of directors or their respective affiliates, advisors or other representatives, or any other recipient of this information, considered — or now considers — it to be necessarily predictive of actual future results or to support or fail to support your decision whether to vote for or against the BCA Proposal.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of ZeroNox’s management, including, among other things, the matters described in “Forward-Looking Statements” and “Risk Factors.” ZeroNox believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information ZeroNox had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to ZeroNox’s business, industry performance, the regulatory environment, and general business and economic conditions.

The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of ZeroNox’s management, each was prepared on a reasonable basis, reflects the best available estimates and judgments as of the time of preparation, and presents, to the best of ZeroNox’s management’s knowledge and belief, the expected course of action and the expected future financial performance of ZeroNox as of the time of preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on the prospective financial information, including in making a decision regarding the transaction, as the projections may be materially different than actual results. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ZeroNox and G4G included in this proxy statement/prospectus and in G4G’s other filings with the SEC.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of ZeroNox, G4G or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, ZeroNox does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. The projections were requested by, and disclosed to, G4G for use as a component in its overall evaluation of ZeroNox and are included in this proxy statement/prospectus on that account. ZeroNox has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including G4G. None of ZeroNox, G4G nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any ZeroNox equityholder, G4G stockholder or any other person regarding ultimate performance of ZeroNox compared to the information contained in the prospective financial information or that financial and operating results will be achieved. Accordingly, the financial projections should not be looked at as “guidance” of any sort.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by ZeroNox may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures included in the prospective financial information to the relevant GAAP financial measures.

	2023	2024
Revenues	$24,401,403	$236,844,494
Growth rate	154.6%	870.6%

EBITDA	$(4,383,760)	$53,342,145
EBITDA margin	NM	22.5%

Capital Expenditures	$390,000	$540,000

Management’s 2023 and 2024 projections were prepared based on information available at the time the projections were developed and reflect numerous assumptions, including those related to general business, economic, market, regulatory, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond ZeroNox’s control. These assumptions consider various risk factors, as detailed in the “Risk Factors” section.

For the year 2024, projected revenue forecast includes scaling of existing product lines, including Tuatara, PEAK forklifts, chargers and battery upgrades (21%). Tuatara sales growth is expected to continue as a result of the anticipated expansion of new distributor and dealership network. We also expect rapid scaling of PEAK forklifts sales (launched in 2023) through complementary offering to Tuatara at already established ZeroNox distributors, dealerships, and customer channels. In addition to revenue from existing product lines, 2024 projection includes new revenues from materialization of Jospong (Zoomlion) contract (17%), revenue from Premier, MOU with VAP (12%), and revenues from projects and products currently in the pipeline, including projected sales of a combination of the electrification conversion kits to LS Tractor and Kubota, microgrids and the Iron Vault energy storage systems to customers (49%). Revenues materialization for contracts, MOUs and new initiatives are contingent upon completion of certain performance and validation milestones set forth in respective governing documents.

In preparing these projections, management considered many factors specific to ZeroNox’s business including, but not limited to:

●	Expected and, in some cases, growth in contracted revenue from existing relationships with OEMs and fleet owners;
●	Adoption rates of electric vehicles across different vehicle categories;
●	Expansion of our distribution network facilitated by existing relationships;
●	Potential cost inflation in parts and components;
●	Anticipated volume discounts; and
●	Projected increase in operating costs, including headcounts, to support anticipated growth.

For the years prior to 2023, ZeroNox’s primary focus was on its Tuatara, ION, and PEAK product lines, which accounted for over 90% of its revenue during those fiscal years. These brands enabled early adoption and iterative improvement of the company’s technology and services. ZeroNox expects revenue growth from these existing product lines as the company enters into more product development or other collaborative relationships with dealerships and distributors, and converts more trial deployment into actual sales orders.

In 2021, ZeroNox’s management team identified an opportunity to leverage the underlying ZEPP platform in their existing brands for fleet conversions and direct sales to existing OHEV OEMs. The ZEPP comprises critical components for vehicle electrification, including the electric motor, motor controller, lithium-iron battery, battery management system, on-board charger, telematics, and display screen. Consequently, ZeroNox began executing contracts and MOUs, and develop prototypes for The Jospong Group of Companies in Ghana (“Jospong”), Kubota, and LS Mtron.

ZeroNox’s projections for market and revenue growth to build on its momentum rely on several factors:

●	Existing relationships: ZeroNox has agreements with LS Mtron, Kubota, and Jospong, which we expect to drive revenue growth through sales of electrified vehicles and vehicle platforms integrated with the ZeroNox Powertrain Platform (ZEPP).
●	Expansion of the distribution network: ZeroNox currently distributes through 54 dealerships in the U.S. and plans to expand to nearly 1,500 dealership locations due to recent contracts, increasing its market reach.
●	Adoption rates of electric vehicles: Revenue growth depends on the increasing adoption of electric vehicles across different vehicle categories as the market shifts toward sustainable transportation solutions.
●	Product launches and innovation: ZeroNox anticipates revenue growth through the introduction of new products, such as PEAK forklifts, and the commercial launch of Iron Vault, LS Mtron, Kubota, and the Zoom Lion contract for 1,000 refuse truck conversions.
●	Economies of scale and cost improvements: As the company grows and increases production volumes, it expects to achieve economies of scale, leading to cost improvements and better EBITDA margins. The projections account for the lower cost due to economies of scale, which shift every 500 units annually. After breaching 1,500 units annually, ZeroNox expects an average massorder discount of 31% based on industry norms. This discount is anticipated to apply to the existing Tuatara product line; however, ZeroNox has taken a more conservative approach in its projections by considering the potential impact of inflation and other risk factors mentioned in this proxy statement/prospectus.
●	Investment in sales & marketing, research & development, and general & administrative expenses: Planned overhead investments in these areas will support the company’s anticipated growth by enhancing its market presence, product offerings, and overall operational efficiency.

ZeroNox’s revenue projections contained herein are based on assumptions that are both quantitative and qualitative, some of which are not quantifiable. The qualitative assumptions are based on ZeroNox’s key personnel in production, sales, procurement, and operations to arrive at forecasts. Moreover, the projections are based on ZeroNox’s historical operations, in addition to the projection that ZeroNox would retain current customers, grow current customers through offering additional products, and attract new customers, which is based on its key personnel’s qualitative assumptions. Where quantifiable assumptions were used, they related primarily to either the historical performance of ZeroNox’s relationships with OEMs and fleet owners, and actual increases in revenue from those collaborations, as well as assumptions to support projected growth. There can be no certainty or assurances that such projected growth will be achieved.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR ZERONOX, EACH OF G4G AND ZERONOX UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Satisfaction of 80% Test

It is a requirement under the Cayman Constitutional Documents and the Nasdaq listing requirements that any business acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $225.0 million for ZeroNox compared to the approximately $253.0 million in the trust account, the G4G Board determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of G4G and its shareholders and appropriately reflected ZeroNox’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. The G4G Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of ZeroNox met this requirement.

Interests of G4G’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the G4G Board in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and G4G’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, those of G4G shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	On July 15, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of the offering and formation costs in consideration of 6,325,000 G4G Class B ordinary shares, which were issued to the sponsor on July 15, 2021. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the issued and outstanding shares (excluding G4G Class A ordinary shares underlying the private placement units) upon completion of the initial public offering. Up to 825,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on December 14, 2021, none of the shares were forfeited and none of the 6,325,000 G4G Class B ordinary shares issued and outstanding remain subject to forfeiture (excluding such shares subject to forfeiture pursuant to the Sponsor Support Agreement). The Founder Shares (including G4G Class A ordinary shares issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. If G4G does not consummate a business combination by Liquidation Date, it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding shares of G4G Class A ordinary shares for cash and, subject to the approval of the remaining G4G shareholders and the G4G Board, dissolving and liquidating, subject in each case to its obligations under Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,325,000 shares of G4G Class B ordinary shares would be worthless because following the redemption of the shares of G4G Class A ordinary shares, G4G would likely have few, if any, net assets and because the holders of G4G Class B ordinary shares have agreed to waive their rights to liquidating distributions from the trust account with respect to the G4G Class B ordinary shares if G4G fails to complete a business combination within the required period. Additionally, in such event, the 6,853,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $10,280,000, will also expire worthless.
●	Simultaneously with the closing of the initial public offering, G4G completed the private sale of an aggregate of 800,000 private placement units to the Sponsor for a purchase price of $10.00 per private placement unit, generating gross proceeds of $8,000,000. Each private placement unit consists of one G4G Class A ordinary share, and one-half of one redeemable warrant with each whole warrant entitling the holder thereof to purchase one G4G Class A ordinary share for $11.50 per share, subject to adjustment. The private placement units (including G4G Class A ordinary shares issuable upon exercise of the private placement warrant included therein) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of an initial business combination. If G4G does not consummate a business combination by Liquidation Date, the 800,000 private placement units purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $8,000,000, will expire and be worthless.
●	The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to G4G stockholders than liquidate.
●	Given the differential in purchase price that the Sponsor paid for the Founder Shares as compared to the price of the G4G units sold in the IPO and the substantial number of shares of G4G Class A ordinary shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other G4G shareholders experience a negative rate of return following the Business Combination.
●	The Sponsor (including its representatives and affiliates) and G4G’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to G4G. The Sponsor and G4G’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to G4G completing its initial business combination. Moreover, certain of G4G’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. G4G’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to G4G, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in G4G’s favor and such potential business opportunities may be presented to other entities prior to their presentation to G4G, subject to applicable fiduciary duties under the Cayman Islands Companies Act. G4G’s Cayman Constitutional Documents provide that G4G renounces its interest in any corporate opportunity offered to any director or officer of G4G. This waiver allows G4G’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. We do not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.
●	G4G’s existing directors and officers will be eligible for continued indemnification and continued coverage under G4G’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
●	Rahul Kakar, current Chief Financial Officer and Chief Operations Officer of G4G, and Dana Barsky, current director of G4G, are expected to be directors of New ZeroNox after the consummation of the Business Combination. As such, in the future, each of Mr. Kakar and Ms. Barsky may receive fees for her service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New ZeroNox board of directors determines to pay to its non-employee directors.
●	The Sponsor may transfer certain of its G4G Class B ordinary shares to G4G’s directors or advisors, or their affiliates, in conjunction with an initial business combination in the event such parties bring specific target company, industry or market expertise, as well as insights or relationships that G4G believe are necessary in order to locate, assess, negotiate and consummate an initial business combination. In addition, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on G4G’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. G4G audit committee will review on a quarterly basis all payments that were made by G4G to the Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on G4G’s behalf.
●	Prior to the closing of G4G’s initial public offering, the Sponsor loaned G4G $237,784 under an unsecured promissory note, which were used for a portion of the expenses of the initial public offering. The loans were fully repaid upon the closing of the initial public offering.
●	In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of G4G’s officers and directors may, but are not obligated to, loan G4G funds as may be required. If G4G complete an initial business combination, G4G may repay such loaned amounts out of the proceeds of the trust account released to G4G. In the event that the initial business combination does not close, G4G may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans by G4G’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. G4G does not expect to seek loans from parties other than the Sponsor, its affiliates or G4G’s management team as G4G does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.
●	After G4G’s initial business combination, members of G4G’s management team who remain with G4G may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to G4G’s shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to G4G’s shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider an initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
●	G4G has entered into a registration rights agreement pursuant to which the Sponsor is entitled to certain registration rights with respect to the private placement units, the units issuable upon conversion of working capital loans (if any), G4G Class A ordinary shares and warrants contained therein and G4G Class A ordinary shares issuable upon exercise of the foregoing. G4G will bear the expenses incurred in connection with the filing of any such registration statements.

●	The Sponsor and G4G’s directors and officers will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions with ZeroNox rather than liquidate (in which case the Sponsor would lose its entire investment), even if ZeroNox is a less favorable target company or the terms of the Transactions are less favorable to G4G shareholders than an alternative transaction.
●	The Sponsor has invested an aggregate of $25,000 for the Founder Shares and $8,000,000 for the private placement units, which means the Sponsor, following the Transactions, may experience a positive rate of return on its investment, even if other G4G public shareholders experience a negative rate of return on their investment.
●	The Sponsor and G4G’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on G4G’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.
●	Our initial shareholders owned, on an as-converted basis, 20% of our outstanding ordinary shares (excluding the Class A ordinary shares underlying the private placement units) immediately following the completion of the initial public offering. The Sponsor and members of our management team also may from time to time purchase G4G Class A ordinary shares prior to our initial business combination. Our Cayman Constitutional Documents provide that, if we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. As a result, in addition to our initial shareholders’ Founder Shares, we would need 9,487,501, or 37.5% (assuming all issued and outstanding shares are voted), or 1,581,251, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 25,300,000 public shares issued and outstanding as of March 20, 2023 to be voted in favor of an initial business combination in order to have our initial business combination approved. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our Sponsor and each member of our management team to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of G4G’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on G4G’s ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. G4G will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

G4G’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the G4G Board, the Merger Agreement and the transactions contemplated therein, including the Merger. However, the G4G Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if G4G public stockholders redeem a substantial portion of the G4G Class A shares. The G4G Board concluded that the potential benefits that it expected G4G and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the G4G Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of G4G and its shareholders.

Interests of ZeroNox’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the G4G Board in favor of approval of the BCA Proposal, you should keep in mind that ZeroNox’s directors and executive officers may have interests in the Business Combination that are different from, or in addition to, those of ZeroNox’s shareholders generally. These interests include, among other things, the interests listed below:

●	Immediately following the Merger and related transactions, ZeroNox’s current officers and directors will own in the aggregate 7,454,197 shares, representing approximately 13.8% of total outstanding New ZeroNox common stock (assuming no redemptions), estimated to be approximately $77.5 million based on the closing price of G4G common stock of $10.40 per share as of June 15, 2023.
●	All of ZeroNox’s current executive officers are expected to become executive officers and serve as the executive officers of New ZeroNox upon the closing of the Business Combination.
●	The following individuals who are currently members of ZeroNox’s board of directors are expected to become members of New ZeroNox’s board of directors upon the closing of the Business Combination: Vonn Christenson, Robert Cruess, Kelley Ivancovich, and Eugene Arthur Cuelho, Jr.

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, G4G is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New ZeroNox will represent a continuation of the financial statements of ZeroNox, with the Business Combination being treated as the equivalent of ZeroNox issuing stock for the net assets of G4G, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded, with net assets of G4G being presented at historical costs. Operations prior to the Business Combination will be presented as those of ZeroNox. ZeroNox has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	ZeroNox Shareholders will have the largest voting interest in the post-combination company under the 50%, 75%, and maximum redemption scenarios;
●	The board of directors of the post-combination company will have seven (7) directors, including (A) two (2) individuals to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by ZeroNox as directors and (C) one (1) independent director designated mutually by the Sponsor and ZeroNox;
●	ZeroNox management will hold executive management roles (including Chief Executive Officer and Chief Financial Officer, among others) for the post-combination company and be responsible for the day-to-day operations;
●	ZeroNox’s name will be the name of the combined company; and
●	The intended strategy of the post-combination entity will continue ZeroNox’s current strategy of being a leader in the electrification of commercial and industrial off-highway vehicles industry.

Regulatory Matters

Neither G4G nor ZeroNox is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Merger Agreement, dated as of March 7, 2023 (the “Merger Agreement”), by and among the Company, G4G Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of G4G, and Zero Nox, Inc. (“ZeroNox”), a Wyoming corporation, a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of G4G to Delaware as described in the proxy statement/prospectus relating to the extraordinary general meeting, the merger of Merger Sub with and into ZeroNox (the “Merger”), with ZeroNox surviving the Merger as a wholly owned subsidiary of New ZeroNox, in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of G4G’s Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “— Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — REDEMPTION LIMITATION AMENDMENT PROPOSAL

Overview

The Redemption Limitation Amendment Proposal would amend G4G’s Existing Articles, effective as of immediately prior to the Domestication, to eliminate from the Existing Articles the limitation that G4G may not redeem public shares to the extent that such redemption would result in G4G having net tangible assets or any greater net tangible asset or cash requirement which may be contained in the agreement relating to G4G’s initial business combination of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation.

Reasons for the removal of the Redemption Limitation

Our board of directors believes it is in the best interests of G4G and its shareholders for G4G to be allowed to carry out redemptions in connection with the BCA Proposal, irrespective of whether such redemptions would exceed the Redemption Limitation. The ability to carry out redemptions irrespective of the Redemption Limitation may be necessary to facilitate the consummation of the Business Combination if G4G's net tangible assets fall below $5,000,001 immediately prior to the Closing.

If the Redemption Limitation Amendment Proposal is approved, we plan to file the amendment with the Cayman Islands Registrar of Companies pursuant to the Cayman Companies Act and, assuming the BCA Proposal is approved, redeem public shares in the redemption, irrespective of whether such redemptions exceed the Redemption Limitation.

If the BCA Proposal is approved but the Redemption Limitation Amendment Proposal is not approved, we will not redeem public shares to the extent that accepting all properly submitted redemption requests would cause us to have less than $5,000,001 of net tangible assets. In the event that the Redemption Limitation Amendment Proposal is not approved and we receive notice of redemptions of public shares approaching or in excess of the Redemption Limitation, we and/or the Sponsor expect to take action to increase our net tangible assets to avoid the Redemption Limitation, which may include, at our and our Sponsor’s option and in our and its sole discretion, any, several or all of the following actions: (a) attempting to secure waivers of certain of our significant liabilities; (b) cancelling or terminating other significant liabilities, such as the outstanding private placement warrants; (c) entering into non-redemption agreements with certain of our significant shareholders; (d) purchasing public shares in the open market (subject to applicable law and regulation); and (e) obtaining a capital contribution from our Sponsor, which could result in the issuance of new G4G Class A ordinary shares. Any G4G Class A ordinary shares purchased by the Sponsor in the open market or from us would not be voted in connection with the proposals.

If the Redemption Limitation Amendment Proposal is not approved and the Redemption Limitation is exceeded, either because we do not take action to increase our net tangible assets or because our attempt to do so is not successful, then we will not proceed with the Redemption Limitation Amendment and we will not redeem any public shares in the redemption. In such case, the Existing Articles would prevent G4G from being able to consummate the Business Combination even if all other conditions to closing are met. Accordingly, public shares which a public shareholder elects to redeem but which are not redeemed shall be returned to such public shareholder or such public shareholder’s account and such public shareholder will retain the right to have their public shares redeemed for cash if the Company has not completed an initial business combination by the Liquidation Date.

Vote Required for Approval

The approval of the Redemption Limitation Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The Redemption Limitation Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Redemption Limitation Amendment Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that, effective as of immediately prior to the Domestication (as defined in the proxy statement/prospectus relating to the extraordinary general meeting), article 36.5(c) of the Company’s Amended and Restated Articles of Association as currently in effect be deleted in its entirety.”

Recommendation of G4G’s Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE REDEMPTION LIMITATION AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “— Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then G4G is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

As a condition to Closing the Merger, the board of directors of G4G has unanimously approved a change of G4G’s jurisdiction of incorporation by deregistering as an exempted company by way of continuation out of the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with G4G’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, G4G will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which G4G will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding G4G Class A ordinary shares will convert automatically into one share of New ZeroNox common stock, (2) each of the then issued and outstanding G4G Class B ordinary shares will convert automatically into one share of New ZeroNox common stock, (3) each of the then issued and outstanding G4G warrants will convert automatically into one New ZeroNox warrant, pursuant to the Warrant Agreement, (4) each of the then issued and outstanding G4G units will separate automatically into one share of New ZeroNox common stock, one-half of one New ZeroNox warrant and one New ZeroNox right and (5) each of the then issued and outstanding rights of G4G (the “G4G rights”) will convert automatically into one right to acquire one-sixteenth of one share of New ZeroNox common stock (the “New ZeroNox rights”) upon the consummation of the business combination.

The Domestication Proposal, if approved, will approve a change of G4G’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while G4G is currently governed by the Cayman Islands Companies Act, upon the Domestication, New ZeroNox will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then G4G will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace G4G’s current memorandum and articles of association under the Cayman Islands Companies Act with a new certificate of incorporation and bylaws of New ZeroNox under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of G4G, attached hereto as Annex H and the Proposed Organizational Documents of New ZeroNox, attached to this proxy statement/prospectus as Annex D and Annex E.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of G4G believes that there are several reasons why a reincorporation in Delaware is in the best interests of G4G and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

●	Prominence, Predictability, and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

●	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New ZeroNox, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New ZeroNox’s stockholders from possible abuses by directors and officers.
●	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New ZeroNox’s incorporation in Delaware may make New ZeroNox more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New ZeroNox to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New ZeroNox immediately following the Domestication will be the same as those of G4G immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. G4G initial shareholders have ten votes for every share they hold on the Domestication Proposal. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Company be transferred by way of continuation to the State of Delaware pursuant to Article 31 of the Amended and Restated Articles of Association of the Company, Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, be continued and domesticated as a corporation under the laws of the State of Delaware.”

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSALS NO. 4 - 8 — ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the Business Combination is to be consummated, G4G will replace the Cayman Constitutional Documents, under the Cayman Islands Companies Act, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) and change the name of G4G, in each case, under the DGCL.

G4G’s shareholders are asked to consider and vote upon and to approve by special resolution five separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for New ZeroNox. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of G4G, attached to this proxy statement/prospectus as Annex H, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex D and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex E. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Act and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 500,000,000 shares, consisting of 479,000,000 G4G Class A ordinary shares, 20,000,000 G4G Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize shares, consisting of shares of New ZeroNox common stock and shares of New ZeroNox preferred stock.
	See paragraph 8 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)

The Cayman Constitutional Documents authorize the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by the G4G Board (except (i) to the extent it may affect the ability of G4G to carry out a conversion of G4G Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles, and (ii) G4G may not issue additional shares that would entitle the holders thereof to (a) receive funds from the trust account or (b) vote on any initial business combination or on any other proposal presented to shareholders prior to or in connection with the completion of G4G’s initial business combination, as specified in Article 2.2 of the Existing Articles). Accordingly, the G4G Board is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (subject to the limitations referred to above).

The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	See paragraph 9 of the Existing Memorandum and Articles 2 and 17 of the Existing Articles.	See Article Fifth, subsection (B) of the Proposed Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal C)	The Cayman Constitutional Documents adopt the Cayman Islands as the exclusive forum for certain shareholder litigation, unless G4G consents in writing to the selection of an alternative forum.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
See Article Twelfth of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of G4G by a related shareholder following a business combination.

The Proposed Organizational Documents will have New ZeroNox elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders.

See Article Tenth of the Proposed Certificate of Incorporation.
Corporate Name (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that the name of the company is “The Growth for Good Acquisition Corporation”	The Proposed Organizational Documents provide that the name of the corporation will be “ZeroNox Holdings, Inc.”
	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal E)

The Cayman Constitutional Documents provide that if G4G does not consummate a business combination (as defined in the Cayman Constitutional Documents) by June 14, 2023 (or September 14, 2023 if extended by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents), G4G will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate G4G’s trust account.

The Proposed Organizational Documents do not include any provisions relating to New ZeroNox’s ongoing existence; the default under the DGCL will make New ZeroNox’s existence perpetual.
	See Article 36 of the Existing Articles.	Default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal E)	The Cayman Constitutional Documents include various provisions related to G4G’s status as a blank check company prior to the consummation of a business combination.

The Proposed Organizational Documents do not include such provisions related to G4G’s status as a blank check company, which no longer will apply upon consummation of the Merger, as G4G will cease to be a blank check company at such time

See Article 36 of the Existing Articles

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that upon the effectiveness of the Domestication (as defined in the proxy statement/prospectus relating to the extraordinary general meeting) (a) the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus relating to the extraordinary general meeting as Annex D and Annex E, respectively), with such principal changes as described in Proposals 4-8 (Organizational Documents Proposals A to E), and (b) that the name of the Company be changed to ZeroNox Holdings, Inc.”

PROPOSAL NO. 4 — ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

G4G is asking its shareholders to authorize the change in the authorized share capital of G4G from (i) $50,000 divided into 479,000,000 G4G Class A ordinary shares, 20,000,000 G4G Class B ordinary shares and 1,000,000 preference shares, par value $0.0001 per share, of G4G (the “G4G Preference Shares”) to (ii)         shares of New ZeroNox common stock and          shares of New ZeroNox preferred stock.

As of the date of this proxy statement/prospectus, there are 32,425,000 ordinary shares issued and outstanding, which includes the 6,325,000 Founder Shares held by the Sponsor and certain directors and officers of G4G, 800,000 Class A ordinary shares underlying the private placement units held by the Sponsor, and 25,300,000 Class A ordinary shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,050,000 warrants, which includes the 400,000 private placement warrants held by the Sponsor and 12,650,000 public warrants. Each whole warrant entitles the holder thereof to purchase one G4G Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New ZeroNox common stock. As of the date of this proxy statement/prospectus, 25,300,000 rights, each entitling the holder thereof to receive one-sixteenth (1/16) of one public share upon the consummation of G4G’s Business Combination, are issued and outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the G4G fully diluted share capital would be 45,475,000.

Pursuant to the Merger Agreement, New ZeroNox will issue or, as applicable, reserve for issuance in respect of ZeroNox Options outstanding as of immediately prior to the Closing that will be converted into awards based on New ZeroNox common stock, an aggregate of         shares of New ZeroNox common stock to ZeroNox Shareholders.

In order to ensure that New ZeroNox has sufficient authorized capital for future issuances, the G4G Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of New ZeroNox change the authorized share capital of G4G from (i) 479,000,000 G4G Class A ordinary shares, 20,000,000 G4G Class B ordinary shares and 1,000,000 G4G Preference Shares to (ii)          shares of New ZeroNox common stock and         shares of New ZeroNox preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New ZeroNox, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New ZeroNox that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW ZERONOX AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

G4G is asking its shareholders to authorize the board of directors of New ZeroNox to issue any or all shares of New ZeroNox preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by New ZeroNox’s board of directors and as may be permitted by the DGCL.

If Organizational Documents Proposal B is approved, the number of authorized shares of preferred stock of New ZeroNox will be shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New ZeroNox, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New ZeroNox and thereby protect continuity of or entrench its management, which may adversely affect the market price of New ZeroNox and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New ZeroNox, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing New ZeroNox’s board of directors to issue the authorized preferred stock on its own volition will enable New ZeroNox to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New ZeroNox currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL

REGARDING ADOPTION OF DELAWARE AS THE EXCLUSIVE FORUM

FOR CERTAIN STOCKHOLDER LITIGATION

Overview

G4G is asking its shareholders to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New ZeroNox after the Business Combination.

If Organizational Documents Proposal C is approved, unless New ZeroNox consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for any (i) any derivative action, suit or proceeding brought on New ZeroNox’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New ZeroNox to New ZeroNox or New ZeroNox’s stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or New ZeroNox’s bylaws or New ZeroNox’s certificate of incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against New ZeroNox or any current or former director, officer or stockholder governed by the internal affairs doctrine. This exclusive-forum provision would not apply to suits brought to enforce a duty or liability vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, such as those created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless New ZeroNox consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. The Proposed Certificate of Incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any New ZeroNox securities shall be deemed to have notice of and to have consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If any action the subject matter of which is within the scope of the foregoing is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the provisions related to exclusive forum described above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New ZeroNox, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

This amendment is intended to assist New ZeroNox in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New ZeroNox will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra- corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Although Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act is intended to assist the Company in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues, encourage consistent application of a relatively known body of case law and perceived level of expertise. Our board of directors believes that the U.S. federal district courts are best suited to address disputes involving actions arising under the Securities Act given that the Securities Act is promulgated by the federal government. This provides stockholders and the post-combination company with more predictability regarding the outcome of disputes arising under the Securities Act.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Vote Required for Approval

The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF PROPOSAL REGARDING THE ELECTION NOT TO BE GOVERNED BY SECTION 203 OF THE DGCL AND, INSTEAD, BE GOVERNED BY A PROVISION SUBSTANTIALLY SIMILAR TO SECTION 203 OF THE DGCL

Overview

G4G is asking its shareholders to authorize the election not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New ZeroNox after the Business Combination.

If Organizational Documents Proposal D is approved, the Proposed Organizational Documents will cause New ZeroNox to not to be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL. Under Article X of the Proposed Certificate of Incorporation, for so long as New ZeroNox’s securities are registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), New ZeroNox will not be able to engage in a business combination with any “interested stockholder” for three years following the date that a person becomes an “interested stockholder” (as defined in the Proposed Certificate of Incorporation), unless: (a) before such stockholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of New ZeroNox at the time of the transaction, excluding for purposes of determining the outstanding voting stock (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at the time or after the stockholder became an interested stockholder, the business combination is approved by board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting stock of New ZeroNox which is not owned by the interested stockholder.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New ZeroNox, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors intends to shield stockholders from the coerciveness of front-end loaded two- tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

New ZeroNox will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

Our board of directors has elected to opt out of Section 203, but the board of directors believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New ZeroNox. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New ZeroNox that have not been approved by the board of directors. The board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New ZeroNox without paying a fair premium to all stockholders.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8 — ORGANIZATIONAL DOCUMENTS PROPOSAL E — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

G4G is asking its shareholders to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively), including (1) changing the corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.,” (2) making New ZeroNox’s corporate existence perpetual and (3) removing certain provisions related to G4G’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the G4G Board believes is necessary to adequately address the needs of New ZeroNox after the Business Combination.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of New ZeroNox after the Business Combination.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of G4G’s operations should G4G not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Merger, New ZeroNox will not be a blank check company.

Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with New ZeroNox’s Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal E, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal E. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of New ZeroNox, attached hereto as Annex D and Annex E as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “The Growth for Good Acquisition Corporation” to “ZeroNox Holdings, Inc.” is desirable to reflect the Business Combination with ZeroNox and to clearly identify New ZeroNox as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New ZeroNox’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New ZeroNox following the Business Combination.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to G4G’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve New ZeroNox and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the G4G Board believes it is the most appropriate period for New ZeroNox following the Business Combination. In addition, certain other provisions in G4G’s current certificate require that proceeds from G4G’s initial public offering be held in the trust account until a business combination or liquidation of G4G has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal E requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered nondiscretionary, or count as a vote cast at the extraordinary general meeting.

Organizational Documents Proposal E is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal E will have no effect, even if approved by holders of ordinary shares.

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 9 — DIRECTOR ELECTION PROPOSAL

Overview

G4G is asking holders of its Class B ordinary shares to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect seven (7) directors, including (A) two (2) individuals to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by ZeroNox as directors and (C) one (1) independent director designated mutually by the Sponsor and ZeroNox, who, upon consummation of the Business Combination, will be the directors of New ZeroNox (“Director Election Proposal”).

Nominees

As contemplated by the Merger Agreement, the Board of New ZeroNox following the Business Combination will consist of seven (7) directors, including:

(A)        two (2) individuals to be designated by the Sponsor as directors, who are expected to be Rahul Kakar and Dana Barsky, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents,

(B)        four (4) individuals to be designated by ZeroNox as directors, who are expected to be Vonn Christenson, Robert Cruess, Kelley Ivancovich and Eugene Arthur Cuelho, Jr., and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents, and

(C)        one (1) independent director designated mutually by the Sponsor and ZeroNox, who is expected to be Colleen B. Brown, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of Rahul Kakar, Dana Barsky, Vonn Christenson, Robert Cruess, Kelley Ivancovich, Eugene Arthur Cuelho, Jr. and Colleen B. Brown to serve as our directors upon the consummation of the Business Combination, with Vonn Christenson to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section titled “Management of New ZeroNox Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, prior to the closing of G4G’s initial business combination, only the holders of the G4G Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby. Therefore, the Director Election Proposal is expected to be approved by the Sponsor and certain directors and officers of G4G at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on New ZeroNox’s Board upon the consummation of the Business Combination.”

Name of Director

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 10 — STOCK ISSUANCE PROPOSAL

Overview

G4G is asking its shareholders to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable rules of the Nasdaq, the issuance of shares of New ZeroNox common stock to (b) shares of New ZeroNox common stock to the ZeroNox Shareholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”).

Reasons for the Approval for the Stock Issuance Proposal

G4G is seeking shareholder approval in order to comply with Rules 5635(a), (b), and (d), as applicable, of the Nasdaq Listed Company Manual.

Pursuant to Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The aggregate number of shares of common stock that G4G will issue in the Business Combination will exceed 20% of both the voting power and the shares of New ZeroNox common stock outstanding before such issuance, and for this reason, G4G is seeking the approval of its shareholders for the foregoing issuances.

Second, pursuant to Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change in control of the company. Here, the issuance of common stock to the equityholders of New ZeroNox will result in a change of control of G4G. Accordingly, G4G is seeking the approval of its shareholders for such issuances.

In the event that this proposal is not approved by G4G shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by G4G shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New ZeroNox common stock pursuant to the Merger Agreement, such shares of New ZeroNox common stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of New ZeroNox common stock pursuant to the Merger Agreement, including to ZeroNox Shareholders, be approved in all respects.”

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 11 — INCENTIVE AWARD PLAN PROPOSAL

Overview

G4G is asking its shareholders to approve by ordinary resolution The Growth for Good Acquisition Corporation 2023 Incentive Award Plan (the “2023 Plan”) and the material terms thereunder. The G4G Board approved the 2023 Plan, prior to the G4G extraordinary general meeting, subject to shareholder approval at the G4G extraordinary general meeting. The 2023 Plan will become effective as of the date immediately prior to the Closing, subject to approval by the G4G shareholders.

The 2023 Plan is described in more detail below. A copy of the 2023 Plan is attached to this proxy statement/prospectus as Annex F.

The 2023 Plan

The principal purpose of the 2023 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The G4G Board believes that equity awards are necessary for the post-combination company to remain competitive in its industry and are essential to recruiting and retaining highly qualified employees.

Summary of the 2023 Plan

This section summarizes certain principal features of the 2023 Plan. The summary is qualified in its entirety by reference to the complete text of the 2023 Plan.

Eligibility and Administration

Options, restricted stock units and other stock-based and cash-based awards under the 2023 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of any of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or any of our subsidiaries may be granted incentive stock options (“ISOs”). Following the consummation of the Business Combination, New ZeroNox is expected to have approximately          employees, consultants and        non-employee directors who will be eligible to receive awards under the 2023 Plan.

The compensation committee of our board of directors is expected to administer the 2023 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2023 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees (other than executive officers and certain senior executives of the company) to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2023 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2023 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2023 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2023 Plan. The full board of directors will administer the 2023 Plan with respect to awards to non-employee directors.

Shares Available for Awards

Under the 2023 Plan, shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents and other stock or cash based awards.

The following counting provisions will be in effect for the share reserve under the 2023 Plan:

●	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2023 Plan;

●	to the extent shares are tendered or withheld to satisfy the tax withholding obligation with respect to any award, such shares will not be available for future grants under the 2023 Plan;

●	to the extent shares are tendered or withheld in payment of the exercise price of a stock option award or not issued in connection with stock settlement of a SAR, such shares will not be available for future grants under the 2023 Plan;

●	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2023 Plan; and

●	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2023 Plan.

The 2023 Plan also provides that the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $500,000. The closing price of G4G Class A ordinary shares on Nasdaq as of June 15, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.40 per share.

Types of Awards

The 2023 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance bonus awards, performance stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

●	Non-Qualified Stock Options (“NSOs”) provide for the right to purchase shares of our common stock at a specified price that may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.
●	Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
●	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends will not be released until restrictions are removed or expire.
●	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
●	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2023 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2023 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
●	Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, that are linked to the attainment of one or more performance or other criteria as established and determined by the administrator.
●	Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
●	Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. Dividend equivalents may be paid currently or credited to an account for the applicable participant, settled in cash or shares, and subject to the same restrictions on transferability and forfeitability as the award with respect to which the dividend equivalents are granted. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award granted under the 2023 Plan may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Certain Transactions

In the event of any nonreciprocal transaction with our shareholders (such as a stock dividend, stock split, reverse stock split, spin-off or recapitalization through a large, nonrecurring cash dividend), that affects the number or kind of outstanding shares of our common stock (or other securities) or the share price of our common stock, and that causes a change in the per-share value of the common stock underlying outstanding awards under the 2023 Plan, the administrator will equitably adjust the terms of the 2023 Plan and each outstanding award as it deems appropriate to reflect such transaction, which may include (i) making adjustments to the number and type of shares subject to each outstanding award or with respect to which awards may be granted under the 2023 Plan; (ii) making adjustments to the terms and conditions of (including the grant or exercise price), and any applicable performance targets or criteria included in, outstanding awards; and (iii) granting new awards or making cash payments to participants.

Further, in the event of any corporate transaction (such as a stock dividend or other distribution, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting us or our financial statements, or any change in any applicable law or accounting principles), the administrator may take certain actions specified in the 2023 Plan in order to (x) prevent the dilution or enlargement of the potential benefits intended to be made available under the 2023 Plan or with respect to any award granted or issued thereunder, (y) to facilitate such corporate transaction or event, or (z) give effect to such changes in applicable law or accounting principles.

In the event of a change in control (as defined in the 2023 Plan), to the extent that the successor entity does not assume or substitute for an outstanding award (other than any portion subject to performance-based vesting), then all such awards will become fully vested and, if applicable, exercisable, in connection with the transaction. The impact of a change in control on portions of an award subject to performance-based vesting will generally be governed by the terms and conditions of the applicable award agreement or administrator discretion in the absence of such terms and conditions.

Amendment and Termination

Our board of directors may terminate, amend or suspend the 2023 Plan at any time and from time to time. However, we must generally obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendments to outstanding awards that materially and adversely affect a participant’s rights under the award may be made without participant consent, except in connection with certain transactions (such as equity restructurings, corporate transactions, or a change in control) or to preserve the intended tax treatment of the participant’s award. The administrator does not have the authority to amend any outstanding option or SAR to reduce its exercise price per share or cancel any option or SAR in exchange for cash or another award, in each case, without shareholder approval.

No ISOs may be granted pursuant to the 2023 Plan after the tenth anniversary of the date our board of directors approved the 2023 Plan, and no additional annual share increases to the 2023 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2023 Plan will remain in force according to the terms of the 2023 Plan and the applicable award agreement.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

The administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to recoupment by the company to the extent required to comply with applicable law or any claw-back, recoupment or similar policy of the company (whether or not such policy was in place at the time an award was granted). Except as the administrator may determine or provide in an award agreement, awards under the 2023 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2023 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2023 Plan, the administrator may, in its discretion, accept cash, wire transfer or check, shares of common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the administrator deems suitable, or any combination of the foregoing.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2023 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

●	Non-Qualified Stock Options. If an optionee is granted an NSO under the 2023 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

●	Incentive Stock Options. A participant will generally not recognize taxable income upon grant or exercise of an ISO. However, the excess of the fair market value of the shares of our common stock received upon exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the fair market value of the shares at the time of exercise over the exercise price (or if less, the amount realized in the disposition over the exercise price), with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

●	Other Awards. The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election, in which case ordinary income is recognized on the date of grant in an amount equal to the excess of the fair market value of the shares on the date of grant over the price paid, if any); restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Limitation on the Employer’s Compensation Deduction

If an award is accelerated under the 2023 Plan in connection with a “change in ownership or control” (as this term is used under Section 280G of the Code and the regulations thereunder) of the company, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Section 409A of the Code

Certain types of awards under the 2023 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2023 Plan and awards granted under the 2023 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the administrator, the 2023 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

The benefits or amounts that may be received by or allocated to participants under the 2023 Plan will be determined at the discretion of the administrator and are not currently determinable. The value of future awards granted under the 2023 Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting

The Incentive Award Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of The Growth for Good Acquisition Corporation 2023 Incentive Award Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 12 — ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the G4G Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, for reasons including but not limited to, permitting further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and New ZeroNox and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the G4G Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the shareholders will be considered non-discretionary, or count as a vote cast at the extraordinary general meeting.

The Adjournment Proposal will not be presented if the Condition Precedent Proposals are approved. The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the G4G Board of Directors

THE G4G BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE G4G SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of G4G’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of G4G and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, G4G’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of G4G’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary discussion of U.S. federal income tax considerations (i) of the Domestication to holders of G4G Class A ordinary shares, G4G warrants, and G4G rights (collectively, the “G4G securities”), (ii) of the exercise of redemption rights by holders of G4G Class A Ordinary Shares, (iii) of the Merger to U.S. Holders of ZeroNox common stock (the “ZeroNox securities”), and (iv) of the ownership and disposition of New ZeroNox common stock and New ZeroNox warrants (collectively, the “New ZeroNox securities”) received in the Business Combination to U.S. and Non-U.S. Holders.

This section applies only to holders that hold G4G securities or ZeroNox securities and, after the completion of the Business Combination, New ZeroNox securities, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “— Effects of Section 367 to U.S. Holders”;
●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or
●	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or Non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or any other related matters. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of G4G securities or ZeroNox securities, and, after the Business Combination, New ZeroNox securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of G4G securities or ZeroNox securities, and, after the Business Combination, New ZeroNox securities received in the Business Combination, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds G4G securities or ZeroNox securities, the U.S. federal income tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the transactions described herein.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION, MERGER, OWNERSHIP AND DISPOSITION OF NEW ZERONOX SECURITIES AND THE EXERCISE OF REDEMPTION RIGHTS. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF G4G SECURITIES, ZERONOX SECURITIES OR NEW ZERONOX SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF G4G SECURITIES OR ZERONOX SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF NEW ZERONOX SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

U.S. Federal Income Tax Consequences to U.S. Holders of G4G Securities of Exercising Redemption Rights

Any G4G Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for New ZeroNox common stock pursuant to the Business Combination. Accordingly, such an exercise of redemption rights is expected to be treated as a redemption of G4G Class A Ordinary Shares that may be subject to the PFIC rules, as further discussed below.

Subject to such PFIC rules, the U.S. federal income tax consequences to a U.S. Holder of G4G Class A Ordinary Shares that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its G4G Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed below).

The redemption of G4G Class A Ordinary Shares will generally qualify as a sale of such shares redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S.

Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only G4G Class A Ordinary Shares actually owned by such U.S. Holder, but also G4G Class A Ordinary Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to G4G Class A Ordinary Shares owned directly, G4G Class A Ordinary Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any G4G Class A Ordinary Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include G4G Class A Ordinary Shares which could be acquired pursuant to the exercise of the warrants or rights.

The redemption of G4G Class A Ordinary Shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the G4G Class A Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the G4G Class A Ordinary Shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the G4G Class A Ordinary Shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any G4G securities owned by certain family members and such U.S. Holder does not constructively own any other shares of the respective entity. The redemption of G4G Class A Ordinary Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

Redemption Treated as a Sale of G4G Class A Ordinary Shares Under Section 302 of the Code

If any of the tests above is satisfied, the redemption will generally be treated as sale of a U.S. Holder’s G4G Class A Ordinary Shares. Subject to the PFIC rules discussed below, a U.S. Holder treated as selling G4G Class A Ordinary Shares will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale and (ii) the U.S. Holder’s adjusted tax basis in the shares disposed of.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the relevant securities exceeds one year. However, it is unclear whether the redemption rights with respect to the G4G Class A Ordinary Shares may prevent the holding period for such shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.

Redemption Treated as a Distribution Under Section 301 of the Code

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to G4G Class A Ordinary Shares. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of G4G’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other G4G securities (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed G4G Class A Ordinary Shares will be added to the adjusted tax basis in such holder’s remaining G4G securities. If there are no remaining G4G securities, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. If G4G is, or was in its preceding taxable year, a PFIC (as discussed below under “PFIC Considerations”), dividends received by certain non-corporate U.S. Holders (including individuals) generally would not constitute “qualified dividend income,” which is taxed at the lower applicable capital gains rate.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR G4G CLASS A ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE APPLICATION OF THE PFIC RULES.

U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of G4G Securities

Any G4G Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for New ZeroNox common stock pursuant to the Domestication. Accordingly, shareholders that exercise their redemption rights with respect to their G4G securities are not expected to be subject to the U.S. federal income tax consequences of the Domestication described below with respect to such redeemed shares.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, G4G will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the Domestication qualify as an F Reorganization. Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of G4G securities will generally not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 of the Code to U.S. Holders” and “— PFIC Considerations,” and the Domestication will generally be treated for U.S. federal income tax purposes as if G4G (i) transferred all of its assets and liabilities to New ZeroNox in exchange for all of the outstanding New ZeroNox common stock, New ZeroNox warrants, and New ZeroNox rights; and (ii) then distributed the New ZeroNox common stock, New ZeroNox warrants, and New ZeroNox rights to the holders of securities of G4G in liquidation of G4G. The taxable year of G4G will be deemed to end on the date of the Domestication. The remaining discussion under this section assumes that the Domestication qualifies as an F Reorganization.

All holders considering exercising redemption rights with respect to their G4G Class A Ordinary Shares should consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

PFIC Considerations

Following the Domestication, New ZeroNox will not be a foreign corporation subject to the PFIC rules. However, dispositions of G4G securities pursuant to either an exercise of redemption rights or the Domestication may be subject to the PFIC rules, as described below.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by G4G would be considered to be passive income and cash held by G4G would be considered to be a passive asset.

PFIC Status of G4G

Based upon the composition of its income and assets, and upon a review of its financial statements, G4G believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Effects of the PFIC Rules

As discussed above, G4G believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If G4G is determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period in its G4G securities, then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, with respect to its G4G Class A Ordinary Shares, the U.S. Holder made (i) a timely and effective QEF election in respect of G4G’s first taxable year as a PFIC in which the U.S. Holder held G4G securities, (ii) a QEF election along with a purging election, or (iii) a “mark- to-market” election, each as described below under “— QEF Election and Mark-to-Market Election” The Default PFIC Regime applies with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition (including deemed dispositions) of its G4G securities; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

A disposition for these purposes generally includes any redemptions pursuant to an exercise of redemption rights described in this proxy. It is also possible that, pursuant to certain proposed Treasury Regulations described below, the exchange of G4G securities for New ZeroNox securities in the Domestication may be a taxable disposition subject to the PFIC rules.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants or rights for newly issued New ZeroNox Warrants or rights in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would generally treat certain nonrecognition exchanges such as the exchange of G4G securities for New ZeroNox securities in the Domestication as taxable dispositions that, in the absence of certain elections described below, are subject to the Default PFIC Regime.

Under the Default PFIC Regime:

●	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s G4G securities;
●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which G4G was a PFIC, will be taxed as ordinary income;
●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 of the Code to U.S. Holders” above) would generally be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of G4G Class A Ordinary Shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their G4G securities under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) would generally not be subject to the adverse PFIC rules discussed above with respect to their G4G Class A Ordinary Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of G4G, whether or not such amounts are actually distributed.

The application of the PFIC rules to warrants and rights is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a warrant, and possibly a right) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of G4G warrants and rights for New ZeroNox warrants and rights pursuant to the Domestication.

Any gain recognized by a U.S. Holder of G4G securities as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON AN EXERCISE OF REDEMPTION RIGHTS AND THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of G4G Class A Ordinary Shares (but not public warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat G4G as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of G4G Class A Ordinary Shares during which G4G qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election generally creates a deemed sale of the U.S. Holder’s G4G Class A Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in its G4G Class A Ordinary Shares. U.S. Holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to G4G is contingent upon, among other things, the provision by G4G of a “PFIC Annual Information Statement” to such U.S. Holder. If G4G determines that it is a PFIC for any taxable year, it will endeavor to provide PFIC Annual Information Statements to U.S. Holders of G4G Class A Ordinary Shares, upon request. There is no assurance, however, that G4G will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to warrants or rights.

The impact of the PFIC rules on a U.S. Holder of G4G Class A Ordinary Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the G4G Class A Ordinary Shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the Default PFIC Regime. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Default PFIC Regime will apply to certain dispositions of, distributions on and other amounts taxable with respect to G4G securities. A mark-to-market election is not available with respect to warrants or rights.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of ZeroNox Securities

The following discussion, “— U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of ZeroNox Securities,” constitutes the opinion of Loeb & Loeb, counsel to ZeroNox, as to the material U.S. federal income tax consequences of the Merger to U.S. Holders of ZeroNox securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

Neither ZeroNox nor G4G has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Merger do not constitute a “reorganization.” Accordingly, each U.S. holder is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such holder.

Subject to the qualifications and limitations set forth herein, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and U.S. Holders of ZeroNox securities should generally not recognize any gain or loss as a result of the Merger. Pursuant to the Merger, U.S. Holders of ZeroNox common stock will receive shares of New ZeroNox common stock in exchange for their shares of ZeroNox common stock. Each U.S. Holder’s tax basis in the shares of New ZeroNox common stock received in the Merger will be the same as his, her or its tax basis in the shares of ZeroNox common stock surrendered in the Merger in exchange therefor. The holding period of the shares of New ZeroNox common stock received in the Merger by the U.S. Holder will include the holding period of the shares of ZeroNox common stock surrendered in the Merger in exchange therefor.

In addition, pursuant to the Merger Agreement, U.S. Holders of ZeroNox common stock may receive contingent consideration in the form of additional shares of New ZeroNox common stock under certain circumstances. Any additional shares of New ZeroNox common stock received by U.S. Holders pursuant to the Merger Agreement are expected to be viewed as contingent consideration in the Merger and should generally be received on a tax-free basis in the manner described above. However, the treatment of contingent consideration received in a “reorganization” within the meaning of Section 368(a) of the Code, including a U.S. Holder’s tax basis in any shares of New ZeroNox common stock received as contingent consideration, is unclear under current law, and there can be no assurance that the IRS will not take a contrary position to that described herein or that a court will not agree with a contrary position of the IRS in the event of litigation. Additionally, under Code Section 483, a portion of the value of any shares of New ZeroNox common stock received by a U.S. Holder as contingent consideration will be treated as interest for U.S. federal income tax purposes that must be accounted for in accordance with the holder’s regular method of accounting. The amount of imputed interest is equal to the excess of (1) the fair market value of the shares of New ZeroNox common stock, if any, received as contingent consideration over (2) the present value of such amount as of the effective time, discounted at the applicable federal rate in effect at the effective time. A U.S. Holder’s tax basis in any shares of New ZeroNox common stock received as contingent consideration will be increased by the amount treated as imputed interest.

If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of ZeroNox securities would recognize gain or loss in an amount equal to the difference (i) the fair market value of the Aggregate Merger Consideration received in exchange for such surrendered ZeroNox securities upon completion of the Merger and (ii) the holder’s basis in the ZeroNox securities surrendered. Gain or loss will be calculated separately for each block ZeroNox securities (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such ZeroNox securities have been held for more than one year at the time of the Mergers. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of New ZeroNox common stock received in the Merger would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such shares would begin on the day following the Merger.

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Merger, including the potential receipt of contingent consideration, under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of New ZeroNox Securities

The following discussion is a summary of U.S. federal income tax consequences of the ownership and disposition of New ZeroNox securities to U.S. Holders who receive such New ZeroNox securities pursuant to the Business Combination.

Distributions on New ZeroNox Common Stock

The gross amount of any distribution on New ZeroNox common stock that is made out of New ZeroNox’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by New ZeroNox on the New ZeroNox common stock exceeds New ZeroNox’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s New ZeroNox common stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New ZeroNox Securities.”

Sale, Exchange, Redemption or Other Taxable Disposition of New ZeroNox Securities

A U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of New ZeroNox common stock and New ZeroNox warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such New ZeroNox common stock or New ZeroNox warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New ZeroNox common stock or New ZeroNox warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the New ZeroNox common stock or New ZeroNox warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains recognized by non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of New ZeroNox common stock or New ZeroNox warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a New ZeroNox Warrant

Except as discussed below with respect to the cashless exercise of a New ZeroNox warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a share of New ZeroNox common stock on the exercise of a New ZeroNox warrant for cash. A U.S. Holder’s tax basis in a share of New ZeroNox common stock received upon exercise of the New ZeroNox warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New ZeroNox warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a share of New ZeroNox common stock received upon exercise of the New ZeroNox warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New ZeroNox warrants and will not include the period during which the U.S. Holder held the New ZeroNox warrants. If a New ZeroNox warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the New ZeroNox warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the New ZeroNox common stock received would equal the holder’s basis in the New ZeroNox warrant exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the New ZeroNox common stock would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the New ZeroNox warrant. If the cashless exercise were treated as a recapitalization, the holding period of the New ZeroNox common stock would include the holding period of the New ZeroNox warrant exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised New ZeroNox warrants treated as surrendered to pay the exercise price of the New ZeroNox warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the New ZeroNox common stock that would have been received with respect to the surrendered warrants in a regular exercise of the New ZeroNox warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the New ZeroNox common stock received would equal the U.S. Holder’s tax basis in the New ZeroNox warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the New ZeroNox common stock would commence on the date following the date of exercise (or possibly the date of exercise) of the New ZeroNox warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New ZeroNox warrants.

Non-U.S. Holders

Effects to Non-U.S. Holders of Exercising Redemption Rights

The characterization for U.S. federal income tax purposes of a non-U.S. Holder’s exercise of redemption rights with respect to its G4G Class A Ordinary Shares will generally be as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.”

A non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to any redemption treated as either a sale of G4G Class A Ordinary Shares, or a distribution received with respect to such shares, unless either of the first two bullet points described below under “— Sale, Exchange or Other Disposition of New ZeroNox Common Stock and Warrants” applies.

Effects of the Domestication to Non-U.S. Holders

G4G does not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of G4G securities.

U.S. Federal Income Tax Consequences of Ownership and Disposition of New ZeroNox Securities

Distributions on New ZeroNox Common Stock

Distributions of cash or property (including a constructive distribution) to a Non-U.S. Holder in respect of New ZeroNox common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New ZeroNox’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New ZeroNox’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the New ZeroNox common stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New ZeroNox Securities.”

Dividends paid to a Non-U.S. Holder of New ZeroNox common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS FormW-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of New ZeroNox common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS FormW-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of New ZeroNox common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New ZeroNox common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of New ZeroNox Securities

Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the taxable disposition of New ZeroNox securities generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);
●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
●	New ZeroNox is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) shares of New ZeroNox common stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of New ZeroNox common stock. There can be no assurance that shares of New ZeroNox common stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New ZeroNox securities generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New ZeroNox securities from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New ZeroNox will generally be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New ZeroNox does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New ZeroNox is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.

Exercise or Lapse of a New ZeroNox Warrant

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a New ZeroNox warrant, or the lapse of a New ZeroNox warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of a New ZeroNox warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under “— Sale, Exchange, Redemption or Other Taxable Disposition of New ZeroNox Securities,” above for a Non-U.S. Holder’s gain on the sale or other disposition of New ZeroNox securities.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New ZeroNox securities. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S.

Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including New ZeroNox securities) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New ZeroNox securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New ZeroNox securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of New ZeroNox common stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New ZeroNox securities), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New ZeroNox securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

G4G is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of G4G and ZeroNox adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of G4G and ZeroNox was derived from the unaudited financial statements of G4G and ZeroNox, respectively as of March 31, 2023 and for the three months ended March 31, 2023 and the audited financial statements of G4G and ZeroNox, respectively as of December 31, 2022 and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of G4G and ZeroNox, respectively, and should be read in conjunction with the audited historical financial statements and related notes, each of which is included elsewhere in this proxy statement/prospectus. This information should be read together with G4G’s and ZeroNox’s financial statements and related notes, the sections titled “G4G’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ZeroNox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, G4G is treated as the “acquired” company for financial reporting purposes. ZeroNox has been determined to be the accounting acquirer because ZeroNox, as a group, will have the largest voting interest in the post-combination company under the 50%, 75%, and maximum redemption scenarios, they have nominated four of the seven members of the board of directors as of the closing of the Business Combination, ZeroNox’s management will continue to manage New ZeroNox, ZeroNox’s name will be the name of the combined company, and ZeroNox’s business will comprise the ongoing operations of New ZeroNox.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 assumes that the Business Combination and related transactions occurred on March 31, 2023. The unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022. G4G and ZeroNox have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Business Combination

On March 7, 2023, G4G entered into the Merger Agreement, with Merger Sub and ZeroNox pursuant to which, among other things, following the Domestication of G4G to Delaware as described below, the Merger Sub will merge with and into ZeroNox (the “Merger”), with ZeroNox surviving the Merger as a wholly owned subsidiary of New ZeroNox, in accordance with the terms and subject to the conditions of the Merger Agreement.

As a condition to the consummation of the Merger, the board of directors of G4G has unanimously approved a change of G4G’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”). As described in the accompanying proxy statement/prospectus, shareholders of G4G will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, G4G will change its name to “ZeroNox Holdings, Inc.”

At the effective time of the Merger, among other things, all outstanding shares of ZeroNox common stock, on an aggregate fully-diluted basis, including shares of ZeroNox common stock underlying options to purchase shares of ZeroNox common stock (the “ZeroNox Options”), outstanding as of immediately prior to the effective time of the Merger, will be canceled in exchange for the right to receive, or the reservation of, an aggregate of 22.5 million shares of New ZeroNox common stock (at a deemed value of $10.00 per share), representing a pre-transaction equity value of ZeroNox of $225 million (such total number of shares of New ZeroNox common stock, the “Aggregate Merger Consideration”). Specifically, each share of ZeroNox common stock as of immediately prior to the effective time of the Merger, will be canceled and converted into (A) the right to receive a number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the number of aggregate fully diluted number of shares of ZeroNox common stock (“Exchange Ratio”), and (B) the right to receive Earnout Shares (as defined below) to the extent due and issuable pursuant to the Merger Agreement.

At the effective time of the Merger, each ZeroNox Option that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock (“New ZeroNox Options”), upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the effective time, except that (a) such New ZeroNox Option will provide the right to purchase that whole number of shares of New ZeroNox common stock (rounded down to the nearest whole share) equal to the number of shares of ZeroNox common stock subject to such ZeroNox Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such New ZeroNox Option will be equal to the exercise price per share of such ZeroNox Option, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent).

The Merger Agreement also provides, among other things, that the ZeroNox shareholders may receive an earnout payment (the “Earnout Shares”) following the closing of the Merger of up to 7,500,000 shares of New ZeroNox common stock, in three equal tranches of 2,500,000 shares of New ZeroNox common stock, subject to certain share price achievement triggers as follows:

●	The first tranche of the earnout would be distributed based upon shares of New ZeroNox common stock achieving a VWAP for any 10 Trading Days within a 20-day consecutive trading period of the common stock equal to or greater than $12.50 at any time until December 31, 2025.
●	The second tranche of the earnout would be distributed based upon shares of New ZeroNox common stock achieving a VWAP for any 10 Trading Days within a 20-day consecutive trading period of the common stock equal to or greater than $15.00 at any time until December 31, 2026.
●	The third tranche of the earnout would be distributed based upon shares of New ZeroNox common stock achieving a VWAP for any 10 Trading Days within a 20-day consecutive trading period of the common stock equal to or greater than $20.00 at any time until December 31, 2027.

ZeroNox accounts for the Earnout Shares as either equity-classified or liability-classified instruments based on an assessment of the Earnout Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). ZeroNox has preliminarily determined that the Earnout Shares are indexed to New ZeroNox’s stock and are therefore not precluded from equity classification. Such accounting determination will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. The pro forma value of the earnout consideration was estimated utilizing a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of earnout consideration include the following: (1) our common stock price of $10.00; (2) risk-free rate of 3.70%; (3) expected transaction date of August 15, 2023, with the earnout period covering 4.38 years; and (4) expected equity volatility of 60.00%. A 20% increase or decrease in the volatility would change the estimated fair value to $71,712,000 and $47,808,000, respectively. Estimates are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.

The accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. The preliminary fair value of the Earnout Shares is $59.1 million. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares will be treated as a deemed dividend and since New ZeroNox will not have retained earnings on a pro forma basis, the issuance will be recorded within additional-paid-in-capital. The unaudited pro forma condensed combined financial information does not reflect pro forma adjustments related to the recognition of these shares because there is no net impact on additional paid-in capital on a pro forma combined basis. We expect to finalize our assessment of the accounting treatment prior to the Closing. If the Earnout Shares are determined to be classified as a liability on the balance sheet, then New ZeroNox would recognize subsequent changes in the fair value of such Earnout Shares as a gain or loss at each reporting period during the earnout period, pursuant to the provisions of ASC 815.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that the Sponsor will not transfer, assign or sell its G4G ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Lock-Up Shares”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing Date; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of domesticated New ZeroNox common stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period (as defined below); and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of domesticated New ZeroNox common stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period. Any Lock-Up Shares that have not been released upon the earlier of (x) the fifth (5th) anniversary of the Closing Date and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), shall immediately and automatically upon the end of the Lock-Up Period be forfeited and surrendered to G4G without consideration.

ZeroNox accounts for the Deferral Pool Lock-Up Shares as either equity-classified or liability-classified instruments based on an assessment of the Deferral Pool Lock-Up Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). G4G has preliminarily determined that the earnout consideration for the Sponsor Deferral Pool Lock-Up Shares are not indexed to G4G’s own stock and is therefore each accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. The pro forma value of the earnout consideration for the Sponsor Deferral Pool Lock-Up Shares was estimated utilizing a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of earnout consideration include the following: (1) our common stock price of $10.00; (2) risk-free rate of 3.63%; (3) expected transaction date of August 15, 2023, with a maximum lock-up period covering 5.01 years; and (4) expected equity volatility of 60.00%. A 20% increase or decrease in the volatility would change the estimated fair value to $16,980,000 and $11,320,000, respectively. Estimates are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.

The accounting treatment of the Deferral Pool Lock-Up Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified outside of permanent equity as a liability on the balance sheet with subsequent changes in the fair value of such Deferral Pool Lock-Up Shares recognized as a gain or loss at each reporting period during the lock-up period, pursuant to the provisions of ASC 815. A change in the assumptions utilized to estimate the fair value of the Deferral Pool Lock-Up Shares may have a material effect on the unaudited pro forma condensed combined balance sheet and unaudited pro forma combined income statement for the period presented.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed further in the footnotes to these unaudited pro forma condensed combined financial statements:

●	the consummation of the Business Combination and reclassification of cash held in G4G’s trust account to cash and cash equivalents, net of redemptions (see below);
●	the accounting for certain offering costs and transaction costs incurred by both G4G and ZeroNox;
●	the reclassification of common stock subject to possible redemption to permanent equity;
●	the recapitalization of outstanding equity as a result of the reverse recapitalization and the issuance of common stock to ZeroNox Equity Holders as consideration for the reverse recapitalization;
●	the reclassification of G4G’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization
●	the exchange of certain shares of common stock of G4G into shares of common stock of ZeroNox;
●	The forfeiture of certain shares of common stock owned by the Sponsor as a result of the Sponsor Support Agreement executed in connection with the Business Combination.
●	The issuance of certain shares of common stock of G4G pursuant to outstanding rights.

●	The adjustment for certain shares of common stock of G4G owned by the Sponsor that were placed in escrow and subject to forfeiture based on certain share price achievement triggers being met.
●	The recognition of fair value for certain shares of common stock of G4G owned by the Sponsor that were placed in escrow and subject to forfeiture based on certain share price achievement triggers being met, which was determined to be liability classified.
●	The conversion of certain ZeroNox Convertible Notes into shares of New ZeroNox common stock.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of G4G ordinary shares:

●	Assuming No Redemptions: This scenario assumes that no additional public shareholders of G4G exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.
●	Assuming Maximum Redemptions and that Proposal No. 2 is not approved: This scenario assumes that 21,598,695 G4G public shares are redeemed for their pro rata share of the cash in the trust account, which is the maximum amount that can be redeemed. This scenario gives effect to G4G share redemptions for aggregate redemption payments of approximately $223.1 million at a redemption price of approximately $10.33 per share based on the investments held in the trust account as of March 31, 2022.

The following summarizes the pro forma ownership of common stock of G4G following the Business Combination under both the no redemption and maximum redemption scenarios:

	Assuming No		Assuming Maximum
	Redemptions		Redemptions
	(Shares)%		(Shares)%
ZeroNox Shareholders(1)(2)(5)(6)	22,500,000	41.6%	22,500,000	71.4%
G4G Shareholders(3)	25,300,000	46.7%	3,701,305	11.7%
G4G Sponsor(4)	6,334,375	11.7%	5,334,375	16.9%
Pro forma common stock	54,134,375	100.0%	31,535,680	100.0%

(1) Excludes 7,500,000 Earnout Shares of common stock as the earnout contingencies have not yet been met.

(2) Excludes 1,751,700 shares of common stock underlying ZeroNox outstanding options.

(3) Excludes 12,650,000 shares of common stock underlying the public warrants.

(4) Excludes 400,000 shares of common stock underlying the private placement warrants

(5) Excludes 464,000 shares of common stock underlying the convertible notes of ZeroNox.

(6) Excludes 47,400 shares of common stock underlying the proceeds received for shares not issued of ZeroNox.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2023

	G4G (Historical)	ZeroNox (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets:
Cash and cash equivalents	$206,263	$124,225	$261,295,536	B	249,042,831	$(223,068,882)	O	$25,973,949
			(9,768,130)	C
			(2,815,063)	N
Accounts receivable, net	—	2,252,349	—		2,252,349	—		2,252,349
Inventories	—	1,905,110	—		1,905,110	—		1,905,110
Prepaid expenses	312,985	—	—		312,985	—		312,985
Prepaid inventory deposits	—	1,019,080	—		1,019,080	—		1,019,080
Due from Sponsor	105,000	—	(105,000)	N	—	—		—
Other current assets	—	35,350	—		35,350	—		35,350
Total current assets	624,248	5,336,114	248,607,343		254,567,705	(223,068,882)		31,498,823
Intangible assets	—	348,800	—		348,800	—		348,800
Property and equipment, net	—	339,228	—		339,228	—		339,228
Investments held in trust account	258,765,536	—	(261,295,536)	B	—	—		—
			2,530,000	A
Finance right-of-use asset	—	2,847,827	—		2,847,827	—		2,847,827
Total assets	259,389,784	8,871,969	(10,158,193)		258,103,560	(223,068,882)		35,034,678

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	1,900,579	1,734,623	(1,727,426)	C	1,664,257	—		1,664,257
			(243,519)	N
Accrued expenses	22,314	631,572	(114,994)	N	538,892	—		538,892
Accrued expenses - related parties	25,000	—	(25,000)	N	—	—		—
Accrued interest	—	39,173	(39,173)	M	—	—		—
Accrued interest - related parties	—	481,767	—		481,767	—		481,767
Deferred revenue	—	1,007,309	—		1,007,309	—		1,007,309
Finance lease liability, current	—	2,821,556	—		2,821,556	—		2,821,556
Due to related party	—	6,550	(6,550)	N	—	—		—
Notes payable, current portion	—	719,522	—		719,522	—		719,522
Notes payable - related parties	—	3,072,246	2,530,000	A	3,072,246	—		3,072,246
			(2,530,000)	N
Convertible notes	—	500,000	(500,000)	M	—	—		—
Convertible note - related party	—	4,640,000	—		4,640,000	—		4,640,000
Other current liabilities	—	325,000	—		325,000	—		325,000
Total current liabilities	1,947,893	15,979,318	(2,656,662)		15,270,549	—		15,270,549
Notes payable, less current portion	—	177,953	—		177,953	—		177,953
Deferred revenue, net of current portion	—	87,375	—		87,375	—		87,375
Deferred underwriting fee payable	8,855,000	—	(8,855,000)	L	—	—		—
Sponsor shares earn-out liability	—	—	14,150,000	K	14,150,000	—		14,150,000
Total liabilities	10,802,893	16,244,646	2,638,338		29,685,877	—		29,685,877

Commitments and Contingencies
G4G Class A ordinary shares subject to possible redemption	258,665,537	—	(261,195,537)	D	—	—		—
			2,530,000	A
Stockholders' Equity (Deficit)
ZeroNox common stock	—	1,799	(1,799)	E	—	—		—
New ZeroNox common stock	—	—	2,524	D	5,413	(100)	P	3,153
			2,250	E		(2,160)	O
			555	G
			(79)	H
			158	I
			5	M
G4G Class A ordinary shares	80	—	(80)	G	—	—		—
G4G Class B ordinary shares	633	—	(475)	G	—	—		—
	(158)	J
Additional paid-in capital	—	6,867,887	(3,250,000)	C	247,856,337	(223,066,722)	O	24,789,715
			(2,530,000)	A
			261,193,013	D		100	P
			410,549	E
			(10,079,359)	F
			79	H
			(158)	I
			(14,150,000)	K
			158	J
			539,168	M
			8,855,000	L
Proceeds from shares not issued	—	411,000	(411,000)	E	—	—		—
Accumulated deficit	(10,079,359)	(14,653,363)	10,079,359	F	(19,444,067)	—		(19,444,067)
			(4,790,704)	C
Total stockholders' deficit	(10,078,646)	(7,372,677)	245,869,006		228,417,683	(223,068,882)		5,348,801
Total liabilities, temporary equity and stockholders' deficit	$259,389,784	$8,871,969	$(10,158,193)		$258,103,560	$(223,068,882)		$35,034,678

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2023

	G4G (Historical)	ZeroNox (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Product sales	$—	$2,771,347	$—		$2,771,347	$—	$2,771,347
Sales discounts	—	(80,017)	—		(80,017)	—	(80,017)
Total revenue, net	—	2,691,330	—		2,691,330	—	2,691,330
Cost of product sales	—	1,390,915	—		1,390,915	—	1,390,915
Freight and shipping costs	—	307,788	—		307,788	—	307,788
Gross profit	—	992,627	—		992,627	—	992,627

Operating expenses:
Operating costs	1,959,118	—	—		1,959,118	—	1,959,118
General and administrative	—	394,445	—		394,445	—	394,445
Payroll and related expenses	—	899,013	—		899,013	—	899,013
Sales and marketing	—	89,778	—		89,778	—	89,778
Professional fees	—	920,797	—		920,797	—	920,797
Stock-based compensation	—	162,119	—		162,119	—	162,119
Depreciation	—	30,264	—		30,264	—	30,264
Total operating expenses	1,959,118	2,496,416	—		4,455,534	—	4,455,534
Loss from operations	(1,959,118)	(1,503,789)	—		(3,462,907)	—	(3,462,907)

Other income (expense):
Gain on conversion of convertible note	—	19,631	—		19,631	—	19,631
Gain on lease reassessment	—	78,000	—		78,000	—	78,000
Related party interest expense	—	(151,052)	—		(151,052)	—	(151,052)
Interest expense	—	(15,405)	—		(15,405)	—	(15,405)
Loss on sale of equipment	—	22,900	—		22,900	—	22,900
Unrealized loss on investments held in Trust Account	(2,020,214)	—	2,020,214	AA	—	—	—
Interest and dividend income on investment held in Trust Account	3,867,140	—	(3,867,140)	AA	—	—	—
Other income	—	9,407	—		9,407	—	9,407
Other expense	—	(5,698)	—		(5,698)	—	(5,698)
Total other income (expense), net	1,846,926	(42,217)	(1,846,926)		(42,217)	—	(42,217)
Income (loss) before income taxes	(112,192)	(1,546,006)	(1,846,926)		(3,505,124)	—	(3,505,124)
Provision for income taxes	—	—	—		—	—	—
Net income (loss)	$(112,192)	$(1,546,006)	$(1,846,926)		$(3,505,124)	$—	(3,505,124)

Basic and diluted weighted average shares outstanding, ZeroNox common stock		17,990,792			54,134,375		31,535,680
Basic and diluted net loss per share		$(0.09)			$(0.06)		$(0.11)
Basic and diluted weighted average shares outstanding, Class A common stock	26,100,000
Basic and diluted net loss per share	$(0.00)
Basic and diluted weighted average shares outstanding, Class B common stock	6,325,000
Basic and diluted net loss per share	$(0.00)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

	G4G (Historical)	ZeroNox (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Product sales	$—	$9,679,651	$—		$9,679,651	$—	$9,679,651
Sales discounts	—	(96,072)	—		(96,072)	—	(96,072)
Total revenue, net	—	9,583,579	—		9,583,579	—	9,583,579
Cost of product sales	—	7,036,559	—		7,036,559	—	7,036,559
Freight and shipping costs	—	1,772,569	—		1,772,569	—	1,772,569
Gross profit	—	774,451	—		774,451	—	774,451

Operating expenses:
Operating costs	1,604,514	—	—		1,604,514	—	1,604,514
General and administrative	—	1,304,759	6,617,336	BB	7,922,095	—	7,922,095
Payroll and related expenses	—	3,577,504	—		3,577,504	—	3,577,504
Sales and marketing	—	513,193	—		513,193	—	513,193
Professional fees	—	1,090,281	—		1,090,281	—	1,090,281
Stock-based compensation	—	1,201,276	—		1,201,276	—	1,201,276
Depreciation	—	39,372	—		39,372	—	39,372
Total operating expenses	1,604,514	7,726,385	6,617,336		15,948,235	—	15,948,235
Loss from operations	(1,604,514)	(6,951,934)	(6,617,336)		(15,173,784)	—	(15,173,784)

Other income (expense):
Related party interest expense	—	(530,415)	—		(530,415)	—	(530,415)
Interest expense	—	(107,692)	—		(107,692)	—	(107,692)
Loss on sale of equipment	—	(23,029)	—		(23,029)	—	(23,029)
Unrealized gain on investments held in trust account	2,020,214	—	(2,020,214)	AA	—	—	—
Interest and dividend income on investment held in trust account	1,903,452	—	(1,903,452)	AA	—	—	—
Other income	—	88,677	—		88,677	—	88,677
Other expense	—	(27,677)	—		(27,677)	—	(27,677)
Total other income (expense), net	3,923,666	(600,136)	(3,923,666)		(600,136)	—	(600,136)
Income (loss) before income taxes	2,319,152	(7,552,070)	(10,541,002)		(15,773,920)	—	(15,773,920)
Provision for income taxes	—	—	—		—	—	—
Net income (loss)	$2,319,152	$(7,552,070)	$(10,541,002)		$(15,773,920)	$—	$(15,773,920)

Basic and diluted weighted average shares outstanding, ZeroNox common stock		17,884,606			54,134,375		31,535,680
Basic and diluted net loss per share		$(0.42)			$(0.29)		$(0.50)
Basic and diluted weighted average shares outstanding, Class A common stock	26,100,000
Basic and diluted net loss per share	$0.07
Basic and diluted weighted average shares outstanding, Class B common stock	6,325,000
Basic and diluted net loss per share	$0.07

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, G4G will be treated as the “accounting acquiree” and ZeroNox as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ZeroNox issuing shares for the net assets of G4G, followed by a recapitalization. The net assets of ZeroNox will be stated at historical cost. Operations prior to the Business Combination will be those of ZeroNox.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives effect to the Business Combination and related transactions as if they occurred on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 give effect to the Business Combination and related transactions as if they occurred on January 1, 2022. These periods are presented on the basis that ZeroNox is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on certain currently available information and certain assumptions and methodologies that G4G management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. G4G management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of G4G and ZeroNox.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Accounting for Stock Option Conversion

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. As of the Effective Time, each ZeroNox option prior to the business combination that is then outstanding will be converted into an option to purchase shares of New ZeroNox common stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, subject to specific terms and conditions. As the ZeroNox post-merger options will contain only service-based vesting conditions, management will recognize the incremental fair value related to the portion of the fully vested post-merger option and subject to service-based vesting conditions as consideration transferred. As there was no incremental increase in fair value as a result of the modification, no pro forma adjustment was recorded.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). G4G has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. G4G and ZeroNox have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of New ZeroNox’s common stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2022.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

Transaction Accounting Adjustments

A.	Represents a loan from Sponsor of $2.53 million into the G4G trust account in connection with the extension of the period of time available to G4G to consummate the Business Combination.
B.	Represents the release of proceeds from investments held in the trust account upon consummation of the Business Combination to fund the closing of the Business Combination.
C.	Represents estimated non-recurring transaction costs of $9.9 million inclusive of advisory, banking, printing, legal, accounting and other fees that are expensed as a part of the Business Combination and equity issuance costs that are capitalized into additional paid-in capital. Equity issuance costs of $3.3 million are offset to additional paid-in capital and the remaining balance is expensed through accumulated deficit. Since ZeroNox and G4G have incurred transaction costs of $1.8 million and recorded an accrual of $1.7 million in the historical financial information, the adjustment represents an additional incurred amount accordingly. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 (see adjustment BB).
D.	Reflects the reclassification of approximately $261.2 million of common stock subject to possible redemption to permanent equity.
E.	Represents recapitalization of ZeroNox’s outstanding equity as a result of the reverse recapitalization and the issuance of common stock to ZeroNox Equity Holders as consideration for the reverse recapitalization.
F.	Reflects the reclassification of G4G’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.
G.	Represents the exchange of 800,000 G4G Class A shares of common stock and 6,325,000 G4G Class B shares of common stock into 7,125,000 New ZeroNox shares of common stock.
H.	Represents the forfeiture of 790,625 Sponsor Class B common shares as of the Closing Date as agreed to in the Sponsor Support Agreement.
I.	Reflects the issuance of 1,581,250 shares of common stock pursuant to the 25,300,000 outstanding Rights. Each Right represents the right to receive one-sixteenth (1/16) of one share of common stock upon the consummation of the Business Combination and related transactions.
J.	Reflects the adjustment for the Deferral Pool Lock-Up Shares totaling 1,581,250 which shall be placed into escrow and subject to forfeiture. G4G has preliminarily determined that the Sponsor Deferral Pool Lock-Up Shares are not indexed to G4G’s own stock and is therefore each accounted for as a liability which will be remeasured to fair value at subsequent reporting dates. The change in estimated fair value is noted in adjustment (J).

K.	Represents the estimated fair value of the earnout consideration for holders of the Sponsor Deferral Pool Lock-Up Shares. G4G has preliminarily determined that the earnout consideration for the Sponsor Deferral Pool Lock-Up Shares are not indexed to G4G’s own stock and is therefore each accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. The pro forma value of the earnout consideration for the Sponsor Deferral Pool Lock-Up Shares was estimated utilizing a Monte Carlo simulation model. he significant assumptions utilized in estimating the fair value of earnout consideration include the following: (1) our common stock price of $10.00; (2) risk-free rate of 3.63%; (3) expected transaction date of August 15, 2023, with a maximum lock-up period covering 5.01 years; and (4) expected equity volatility of 60.00%. A 20% increase or decrease in the volatility would change the estimated fair value to $16,980,000 and $11,320,000, respectively. Estimates are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.
L.	Reflects the settlement of the $8,855,000 in deferred underwriting fee payable, of which the entire balance was waived pursuant to a letter issued March 2, 2023 by Barclays and a letter issued March 6, 2023 by Credit Suisse. Both Barclays and Credit Suisse claim no role and did not participate in any aspect of the proposed Business Combination.
M.	Represents the conversion of ZeroNox Convertible Notes with a principal balance of $500,000 into 50,000 shares of New ZeroNox common stock.
N.	Reflects the settlement of estimated G4G and ZeroNox obligations, including $243,519 in accounts payable, $114,994 in accrued expenses, $25,000 in related party accrued expenses, $2,530,000 repayment of related party notes, and receipt of $105,000 due from Sponsor.
O.	Reflects a scenario in which 21,598,695 Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Shareholders of $223.1 million (assuming a redemption price of $10.33 per share), allocated to common stock and additional paid-in capital using par value $0.0001 per share.
P.	Represents the forfeiture of an additional 1,790,625 Sponsor Class B common shares as of the Closing Date as agreed to in the Sponsor Support Agreement as a result of redemptions of Class A common shares exceeding 95% of the Class A common shares outstanding.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2023 and the year ended December 31, 2022 are as follows:

AA. Reflects elimination of realized and unrealized investment income on the trust account as the investments held in trust account is assumed to be disposed on January 1, 2022.

BB. Reflects the estimated transaction costs of approximate $6.0 million as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

Note 4. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of common stock by G4G Public Shareholders at the time of the Business Combination for the three months ended March 31, 2023 and for the year ended December 31, 2022:

	Three Months Ended March 31, 2023 (1)		Year Ended December 31, 2022 (1)
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(3,505,124)	$(3,505,124)	$(15,773,920)	$(15,773,920)
Weighted average shares outstanding - basic and diluted	54,134,375	31,535,680	54,134,375	31,535,680
Pro forma net loss per share - basic and diluted	$(0.06)	$(0.11)	$(0.29)	$(0.50)
Excluded securities:(2)
Earnout Shares	7,500,000	7,500,000	7,500,000	7,500,000
Public Warrants	12,650,000	12,650,000	12,650,000	12,650,000
Private Placement Warrants	400,000	400,000	400,000	400,000
ZeroNox Options	1,751,700	1,751,700	1,751,700	1,751,700
ZeroNox Convertible Notes	464,000	464,000	464,000	464,000
ZeroNox proceeds from shares not issued	47,400	47,400	47,400	47,400
(1)	Pro forma income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or the issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period presented.

INFORMATION ABOUT G4G

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to G4G prior to the consummation of the Business Combination.

General

The Growth for Good Acquisition Corporation is a blank check company incorporated on July 2, 2021, as a Cayman Islands exempted company, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. G4G has neither engaged in any operations nor generated any revenue to date. Based on G4G’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On December 14, 2021, G4G consummated its initial public offering of its units, with each unit consisting of one G4G Class A ordinary share, one-half of one public warrant and one G4G right entitling the holder thereof to receive one-sixteenth of one share of G4G Class A ordinary share upon the consummation of G4G’s initial business combination. Simultaneously with the closing of the initial public offering, G4G completed the sale of 800,000 private placement units at a purchase price of $10.00 per private placement unit to the Sponsor generating gross proceeds to G4G of $8.0 million.

Following the closing of G4G’s initial public offering, a total of $253,000,000 ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of June 15, 2023, funds in the trust account totaled $262,019,417.49. These funds will remain in the trust account, except for the withdrawal of interest to fund G4G’s working capital requirements, and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of G4G’s obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with G4G’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by June 14, 2023 (or September 14, 2023 if extended by resolution of the directors of G4G, or as may be otherwise extended, in each case in accordance with the Cayman Constitutional Documents) or with respect to any other provision relating to certain of the shareholders’ rights, and (3) the redemption of all of the public shares if G4G is unable to complete a business combination by June 14, 2023 (or September 14, 2023, or any such other extended date, as applicable), subject to applicable law.

Effecting G4G’s Initial Business Combination

Fair Market Value of Target Business

The rules of the Nasdaq and G4G’s Cayman Constitutional Documents require that G4G’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). The G4G Board determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

G4G is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the commencement of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). G4G will commence the Business Combination only if it has net tangible assets of at least $5,000,001 upon such commencement and the Condition Precedent Proposals have been approved, except in the event that its governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed in Proposal No. 2 of this proxy statement/prospectus. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and certain directors and officers of G4G have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and such directors and officers of G4G collectively own approximately 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of G4G’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing shareholders of ZeroNox or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Stock Issuance Proposal, Incentive Award Plan Proposal and the Adjournment Proposal (if presented), (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal, the Organizational Documents Proposals and the Redemption Limitation Amendment Proposal, (3) otherwise limiting the number of public shares electing to redeem and (4) G4G’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed in Proposal No. 2 of this proxy statement/prospectus.

Liquidation if No Business Combination

If G4G has not completed the Business Combination with New ZeroNox by the Liquidation Date and has not completed another business combination by such date, G4G will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of G4G’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with G4G, dated as of December 9, 2021 pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their G4G Class B ordinary shares if G4G fails to complete its business combination within the required time period. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if G4G fails to complete its business combination within the allotted time period.

The Sponsor and G4G’s directors and officers have agreed, pursuant to a written agreement with G4G, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of G4G’s obligation to allow for redemption in connection with G4G’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by the Liquidation Date or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless G4G provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, G4G may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions, except in the event that its governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed in Proposal No. 2 of this proxy statement/prospectus.

G4G expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing G4G’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, G4G may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of G4G’s creditors which would have higher priority than the claims of G4G’s public shareholders. G4G cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and G4G — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While G4G intend to pay such amounts, if any, G4G cannot assure you that G4G will have funds sufficient to pay or provide for all creditors’ claims.

Although G4G will seek to have all vendors, service providers (other than G4G’s independent auditors), prospective target businesses and other entities with which G4G does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of G4G’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against G4G’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, G4G’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where G4G may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where G4G is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of G4G’s public shares, if G4G has not completed G4G’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with G4G’s initial business combination, G4G will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than G4G’s independent auditors) for services rendered or products sold to us, or a prospective target business with which G4G has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (1) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations; provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. G4G has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and G4G believes that the Sponsor’s only assets are securities of G4G and, therefore, the Sponsor may not be able to satisfy those obligations. None of G4G’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event the proceeds in the trust account are reduced below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, G4G’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While G4G currently expects that G4G’s independent directors would take legal action on G4G’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that G4G’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, G4G cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and G4G — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

G4G will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than G4G’s independent auditors), prospective target businesses and other entities with which G4G does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under G4G’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If G4G files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in G4G’s insolvency estate and subject to the claims of third parties with priority over the claims of G4G’s shareholders. To the extent any insolvency claims deplete the trust account, G4G cannot assure you G4G will be able to return $10.00 per share to G4G’s public shareholders. Additionally, if G4G files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by G4G’s shareholders. Furthermore, the G4G Board may be viewed as having breached its fiduciary duty to G4G’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. G4G cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and G4G — If, after we distribute the proceeds in the trust account to our public shareholders, G4G files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

G4G’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) G4G’s completion of an initial business combination, and then only in connection with those G4G Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of G4G’s obligation to allow redemption in connection with G4G’s initial business combination or to redeem 100% of the public shares if G4G does not complete G4G’s initial business combination by the Liquidation Date or (B) with respect to any other provision relating to certain of the shareholders’ rights; and (3) the redemption of the public shares if G4G has not completed an initial business combination by the Liquidation Date, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of G4G warrants will not have any right to the proceeds held in the trust account with respect to the G4G warrants.

Facilities

G4G currently maintains its executive offices at 12 E 49th Street, 11th Floor, New York, NY 10017. G4G considers its current office space adequate for G4G’s current operations.

Upon consummation of the Business Combination, the principal executive offices of New ZeroNox will be located at 1343 S. Main Street, Porterville, CA 93257.

Employees

G4G currently has five executive officers. Members of G4G’s management team are not obligated to devote any specific number of hours to G4G’s matters but they intend to devote as much of their time as they deem necessary to G4G’s affairs until G4G has completed G4G’s initial business combination. The amount of time that any members of G4G’s management team will devote in any time period will vary based on whether a target business has been selected for G4G’s business combination and the current stage of the Business Combination process.

Competition

If G4G succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from ZeroNox’s competitors. G4G cannot assure you that, subsequent to the Business Combination, New ZeroNox will have the resources or ability to compete effectively. Information regarding New ZeroNox’ competition is set forth in the sections entitled “Information about ZeroNox — Competition.”

Directors and Executive Officers

G4G’s current directors and officers are as follows:

Name	Age	Position
Yana Watson Kakar	47	Chief Executive Officer and Director
Vikram Gandhi	60	Chairperson of the Board of Directors and Director
Dana Barsky	55	President and Director
David Birnbaum	48	Co-president and Chief Commercial Officer
Rahul Kakar	49	Chief Financial Officer and Chief Operations Officer
Isabelle Freidheim	42	Director
Alex Roetter	44	Director

Yana Watson Kakar

Ms. Kakar has served as the Chief Executive officer and a member of our board of directors since our inception. Ms. Kakar is also the Global Managing partner Emeritus of Dalberg Advisors, a multinational advisory firm that specializes in social impact and environmental sustainability. Ms. Kakar is a seasoned operator with a track record of success both as a chief executive and as a counsellor to other chief executive officers, heads of state and the public service, institutional investors, civil society leaders and philanthropists. In 2020, Ms. Kakar concluded two terms as the Global Managing Partner, having led the firm to triple global revenues and to grow to nearly 30 offices worldwide over the course of her tenure. In her client work, Ms. Kakar works with corporate leaders and investors to transform business models and investment portfolios through sustainable, responsible and impact-oriented strategies. Ms. Watson Kakar has dedicated her career to driving economic and financial returns through the application of socially inclusive and sustainable business and investment strategies. She is a trusted partner to leaders of major multinationals, long-term institutional investors, and heads of state and government alike. Ms. Kakar is a recognized expert in ESG, sustainable investing and socially responsible business. Ms. Kakar’s perspectives have been published widely, including in the Financial Times, Bloomberg, The Huffington Post, DevEx, The Guardian, The Economist and Forbes. Ms. Kakar serves on the board of directors of Oxfam America and the African Enterprise Challenge Fund and she is a member of the Young Presidents Organization. Ms. Kakar holds a Masters of Business Administration from The Wharton School at the University of Pennsylvania and a Bachelor of Arts in Economics from McGill University. Ms. Kakar is the spouse of Rahul Kakar, our Chief Financial Officer and Chief Operations Officer. We believe that Ms. Kakar, given her expertise in ESG, sustainable investing and socially responsible business, is qualified to serve on our board of directors.

Vikram Gandhi

Mr. Gandhi has served as one of our directors and Chair of our Board of Directors since December 2021. Mr. Gandhi is a Senior Lecturer of Business Administration at the Harvard Business School, teaching Sustainable Investing, a new course he developed, among others. Prior to Harvard Business School, Mr. Gandhi spent 23 years in investment banking at Credit Suisse and Morgan Stanley. Mr. Gandhi was Vice Chairman of Investment Banking and Global Head of the Financial Institutions Business for Credit Suisse, in New York and Hong Kong. Mr. Gandhi was a member of Credit Suisse’s Global Investment Banking Management Committee, and the Fixed Income Operating Committee. Prior to his tenure at Credit Suisse, Mr. Gandhi worked at Morgan Stanley, where he was Co-Head of Global FIG in New York; his prior work at Morgan Stanley included heading the Firm’s institutional strategy area, its Global E-commerce Committee, and as Country Head and President of Morgan Stanley India. During his career in investment banking, Mr. Gandhi has focused on advising boards of directors and CEOs around the globe on strategic direction and the implementation of major mergers, acquisitions, initial public offerings and other capital raising initiatives, and corporate restructurings and buyouts. Mr. Gandhi is also the founder of Asha Impact and is a senior advisor to The Canada Pension Plan Investment Board. Asha Impact is an impact-oriented venture capital firm that invests equity capital with a target of market-rate returns in social enterprises. In addition, Asha works with its investee companies in providing strategic and management direction, access to its network and guidance on impact measurement and management. Its affiliated organization, Asha Trust, engages with government, business and civil society on key policy issues. Mr. Gandhi has been a member of the Young Presidents Organization since 1997 and has been a part of the New York, Hong Kong and Mumbai chapters. Mr. Gandhi is a member of the board of directors of Grameen Foundation, and a member of the board of directors of Jana Small Finance Bank and KEC International. Mr. Gandhi is a founding member of Harvard University’s South Asia Initiative, and a founder of Ashoka University, the first liberal arts college established in India. Mr. Gandhi is also a member of The Global Leaders Circle at Harvard Business School. Mr. Gandhi holds a Master of Business Administration from the Harvard Business School where he was designated a Baker Scholar, a Bachelor of Commerce from the University of Mumbai, and he is also a qualified Chartered Accountant. We believe Mr. Gandhi is qualified to serve on our board of directors due to his extensive experience in the technology and finance industries.

Dana Barsky

Ms. Barsky has served as a member of our Board of Directors and as our President since January 2022. Ms. Barsky formerly served as Global Head of Sustainable Finance at Credit Suisse, where she worked with sustainable companies to finance their growth as well as with multinationals looking to transition to a lower carbon-intensive model. In this role, she also created the Credit Suisse sustainable activities framework that shaped the firm’s view on sustainability, and focused on bespoke capital market transactions, such as blue bonds and wildlife conservation. Previously, she served as Chief Operating Officer and Head of Sustainable Products and Partnerships for Credit Suisse’s Sustainability Strategy, Advisory and Finance Department, overseeing the group’s initiatives and developing sustainable investment products as well as promoting and financing projects that sought to close the funding gaps in the UN’s Sustainable Development Goals. She also worked with leading asset managers to bring third-party sustainable and impact funds to Credit Suisse’s private banking clients. Earlier in her career, Ms. Barsky assisted the founding partners of Sagent Advisors launch an M&A boutique, and also served as a Managing Director at Golden Seeds, an investment firm focused on opportunities for early-stage women-led businesses. Ms. Barsky graduated from The George Washington University and received her MBA with Distinction from Harvard Business School. We believe Ms. Barsky is qualified to serve on our board of directors due to her extensive leadership and finance experience.

David Birnbaum

Mr. Birnbaum has served as our Co-president and Chief Commercial Officer since January 2022. Mr. Birnbaum is a seasoned venture capital investor, operator and co-founder and Managing Partner of Five Four Ventures, a technology and consumer focused venture capital and incubation fund. Mr. Birnbaum is and has been a member of the board of directors for several disruptive consumer companies and was an independent board member designee for Goldman Sachs Investment Partners. Previously, Mr. Birnbaum was the President of Broadway Video Ventures, the corporate strategy, investment and acquisition arm of Lorne Michael’s (Executive Producer of Saturday Night Live, 30 Rock, and the Tonight Show) media and distribution company. Prior to Broadway Video, Mr. Birnbaum was a technology investor at Patricof & Co. Ventures and Apax Partners. He also co-founded, led, and sold Takkle, a startup focused on high school sports recruiting, to Alloy Media & Marketing. Mr. Birnbaum started his career at Furman Selz where he helped build the firm’s Telecommunications Group. Mr. Birnbaum holds a Bachelors of Arts in Economics from Columbia University and a Master of Business Administration from The Wharton School at the University of Pennsylvania where he was a Weiss Tech House fellow.

Rahul Kakar

Mr. Kakar has served as Chief Financial Officer and Chief Operations Officer since our inception. Mr. Kakar has been a successful investor and operator in public and private markets for more than 25 years and was an early investor in SPACs beginning in 2005. Mr. Kakar is a member of the Executive Team and Principal at Advanced Portfolio Management, an institutional asset manager. Previously, Mr. Kakar was Managing Director and a Founding Member of the equities and equity linked proprietary team at SwissRe. At SwissRe, Mr. Kakar was responsible for managing a group overseeing billions of dollars of assets in various strategies, all with a high degree of derivative content. Mr. Kakar started his career at Lehman Brothers where he worked for multiple years on both the Fixed Income and Equity Capital businesses. Mr. Kakar also founded and co-led HanKar Capital, a New York-based relative value hedge fund, and was the owner, operator and Executive Chairman of East Lifestyle, a British women’s wear fashion retailer. Mr. Kakar also served as a senior adviser to Foradian, a Bangalore based private Edtech company. Mr. Kakar is the spouse of Ms. Kakar, our Chief Executive Officer. Mr. Kakar holds a Bachelor of Arts in Economics from the University of Chicago.

Isabelle Freidheim

Ms. Freidheim has served as one of our directors since December 2021. Since August 2021, she has served as Athena Technology Acquisition Corporation II’s Chief Executive Officer and as Chairman of the company’s Board of Directors since November 2021. Ms. Freidheim is also a founder and, since March 2021, chairman of Athena Technology Acquisition Corp. (NYSE: ATHN), one of the first all women SPACs. She is also the founder and, since June 2021, chairman of Athena Consumer Acquisition Corp. (NYSE:

ACAQ). She is a venture capitalist and entrepreneur; she was a co-founder of Magnifi, a fintech company, and was a co-founder and managing partner of Castle VC (formerly Starwood VC), a venture investment firm, and a venture partner at MissionOG, a venture capital firm. Ms. Freidheim co-founded Magnifi, an artificial intelligence and machine learning fintech company which was acquired by The Tifin Group in December 2020. In addition to co-founding the company, Ms. Freidheim acted as the Chief Executive Officer of Magnifi from 2018 to 2019 and led the company’s early growth. Ms. Freidheim was a co-founder and from, 2018 to 2021, managing partner of Castle VC (formerly Starwood VC), making investments in technology companies across stages with a current focus on late-stage investments in the sectors of financial technologies, data analytics, artificial intelligence, machine learning and SaaS. Ms. Freidheim has led investments in both early-stage and late-stage, pre-initial public offering growth companies. She is engaged in all aspects of the deal process. Ms. Freidheim was a venture partner from 2015 to 2016 at MissionOG, a venture capital firm, where she sourced investments in high-growth technology companies. MissionOG funds technology businesses with a focus on B2B companies and partners with portfolio companies to provide deep market expertise and hands-on operational support and execution capabilities. Ms. Freidheim was also a co-founder and, from 2012 to 2015, partner of the London Fund, a fund that invests in IP-rich high-growth companies with a particular focus on emerging technologies. Ms. Freidheim received her Bachelor of Arts in Economics from Columbia University and received her Master of Business administration from Columbia Business School. Ms. Freidheim is well-qualified to serve on our Board due to her extensive investment and special purpose acquisition corporation experience.

Alex Roetter

Mr. Roetter has served as one of our directors since December 2021. Mr. Roetter is currently a Managing Director at Moxxie Ventures, an early-stage venture capital firm. He previously served as the President of Kitty Hawk, an eVTOL aircraft manufacturer. Prior to Kitty Hawk, Mr. Roetter was at Twitter for six years, where he was the Senior Vice President of Engineering. As a member of Twitter’s Executive Team, he helped take the company public via initial public offering, grow monthly active users to more than 300 million, and revenue to greater than $2 billion annually. Mr. Roetter has been an active angel investor for 10 years and has invested in and/or advised more than 50 companies including Mainstreet, Coinbase, Sauce Labs, Nuro and Stedi. Mr. Roetter started his career at Google in 2002 as a software engineer and holds Bachelor of Science and Master of Science degrees in Computer Science from Stanford University. We believe Mr. Roetter is qualified to serve on our board of directors due to his engineering expertise, experience with electric transportation, and experience taking a private company public.

Number, Terms of Office and Appointment of Directors and Officers

The G4G Board consists of five members and is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. Prior to our initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of the Founder Shares. In addition, prior to the completion of an initial Business Combination, holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

G4G’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The G4G Board is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that G4G’s officers may consist of one or more chairperson of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

The rules of the Nasdaq require that a majority of the G4G Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of the Nasdaq. In addition, members of G4G’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of the Nasdaq.

The G4G Board has determined that each of Mr. Gandhi, Ms. Freidheim and Mr. Roetter is an “independent director” under applicable SEC and Nasdaq rules.

G4G’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The G4G Board has three standing committees: an audit committee, a nominating committee and a compensation committee, each composed of independent directors.

Audit Committee

G4G has established an audit committee of the board of directors. Vikram Gandhi, Isabelle Freidheim and Alex Roetter serve as members of G4G’s audit committee. The G4G Board has determined that each of them are independent under the Nasdaq listing standards and applicable SEC rules. Mr. Gandhi serves as the Chairperson of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Gandhi qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
●	monitoring the independence of the independent registered public accounting firm;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
●	appointing or replacing the independent registered public accounting firm;
●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;
●	monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and
●	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

G4G has established a nominating committee of the G4G Board . The members of G4G’s nominating committee are Isabelle Freidheim and Alex Roetter. Ms. Freidheim serves as chairperson of the nominating committee. Under the Nasdaq listing standards, a nominating committee must be composed entirely of independent directors. The G4G Board has determined that each of Ms. Freidheim and Mr. Roetter are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in a charter adopted by G4G, generally provides that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;
●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

G4G has established a compensation committee of our board of directors. The members of our compensation committee are Alex Roetter and Vikram Gandhi. Mr. Roetter serves as chairperson of the compensation committee.

Under the Nasdaq listing standards, G4G is required to have a compensation committee composed entirely of independent directors. The G4G Board has determined that each of Mr. Roetter and Mr. Gandhi are independent. G4G has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving the compensation of all of our other Section 16 executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Code of Conduct

G4G has adopted a Code of Conduct applicable to G4G’s directors, officers and employees, which is posted on G4G’s website. G4G intends to disclose any amendments to or waivers of certain provisions of the Code of Conduct in a Current Report on Form 8-K.

Executive Officer and Director Compensation

Other than the monthly payment of $25,000 to the Sponsor for office space, administrative and support services, none of G4G’s executive officers or directors has received any cash (or non-cash) compensation for services rendered to G4G. The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. G4G’s independent directors review on a quarterly basis all payments that were made to the Sponsor, officers, directors or G4G or their affiliates.

After the completion of the initial business combination, directors or members of G4G’s management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to G4G’s shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive and director compensation. Any compensation to be paid to G4G’s officers will be determined by G4G’s compensation committee.

G4G does not intend to take any action to ensure that members of G4G’s management team maintain their positions with G4G after the consummation of the initial business combination, although it is possible that some or all of G4G’s executive officers and directors may negotiate employment or consulting arrangements to remain with G4G after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with G4G may influence G4G’s management’s motivation in identifying or selecting a target business but G4G does not believe that the ability of G4G’s management to remain with G4G after the consummation of the initial business combination will be a determining factor in G4G’s decision to proceed with any potential business combination. G4G is not party to any agreements with G4G’s executive officers and directors that provide for benefits upon termination of employment.

Legal Proceedings

G4G has received a demand from a putative G4G Stockholder, dated May 1, 2023 (the “Demand”), alleging that the registration statement on Form S-4 filed by G4G on April 7, 2023 omits material information with respect to the Transactions. The Demand seeks the issuance of additional disclosures regarding certain enumerated items in an amendment or supplement to such registration statement.

Periodic Reporting and Audited Financial Statements

G4G has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, G4G’s annual reports contain financial statements audited and reported on by G4G’s independent registered public accounting firm. G4G has filed with the SEC its Annual Report on Form 10-K covering the fiscal period ended December 31, 2022.

G4G’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of G4G’s financial condition and results of operations should be read in conjunction with G4G’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. G4G’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “G4G” refer to G4G prior to the consummation of the Business Combination.

Overview

We are a blank check company incorporated on July 2, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate the Business Combination using cash from the proceeds of the initial public offering and the sale of the private placement units, our shares, debt or a combination of cash, equity and debt.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the period from July 2, 2021 (inception) through March 31, 2023 were organizational activities, those necessary to prepare for our initial public offering, described below, and since the closing of our initial public offering, the search for a prospective initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We generate non-operating income in the form of unrealized gains and interest income from the proceeds derived from the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as due diligence expenses.

During the three months ended March 31, 2023, we had a net loss of $112,192, which resulted from interest and dividend income from the trust account of $3,867,140 partially offset by unrealized loss on investments held in the trust account of $2,020,214 and operating costs of $1,959,118 as a result of legal fees incurred in connection to the Merger Agreement.

During the three months ended March 31, 2022, we had a net loss of $370,575, which resulted from operating costs of $409,176 partially offset by interest and dividend income from the trust account of $22,776 and an unrealized gain on investments held in the trust account of $15,825.

Liquidity and Going Concern

On December 14, 2021, we consummated our initial public offering of 25,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the units sold, the “Public Shares”), including 3,300,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds to the Company of $253,000,000.

Simultaneously with the closing of our initial public offering, we completed the private sale of 800,000 Units to G4G Sponsor LLC (the “Sponsor”) at a purchase price of $10.00 per Unit (the “private placement units”), including 66,000 private placement units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $8,000,000.

For the three months ended March 31, 2023, net cash used in operating activities was $609,380, which was due to our net loss of $112,192, and interest and dividend income from the trust account of $3,867,140; partially offset by an unrealized loss on investments held in the trust account of $2,020,214, and changes in working capital accounts of $1,349,738 as a result of legal fees incurred in connection to the Merger Agreement.

For the three months ended March 31, 2022, net cash used in operating activities was $313,855, which was due to our net loss of $370,575, an unrealized gain on investments held in the trust account of $15,825 and interest and dividend income from the trust account of $22,776; partially offset by changes in working capital accounts of $95,321.

For the three months ended March 31, 2023, and March 31, 2022, there was no investing activity.

For the three months ended March 31, 2023, there was no financing activity.

For the three months ended March 31, 2023, net cash used in financing activities of $89,231 was comprised solely from payment of offering costs.

As of March 31, 2023 and December 31, 2022, we had investments held in the trust account of $258,765,536 and $256,918,610, respectively. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account, which interest shall be net of taxes payable and excluding deferred underwriting fees, to complete our initial Business Combination. We may withdraw interest from the trust account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of March 31, 2023 and December 31, 2022, we had cash of $206,263 and $815,643, respectively held outside the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a Business Combination.

We do not believe we will need to raise additional funds following the initial public offering in order to meet the expenditures required for operating our business prior to our initial Business Combination, other than funds available from loans from our Sponsor, its affiliates or members of our management team. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete our initial Business Combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units of the post-Business Combination entity at a price of $10.00 per Unit at the option of the lender. The Units would be identical to the private placement units. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial Business Combination, we do not expect to seek loans from parties other than our Sponsor, its affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Moreover, we may need to obtain additional financing to complete our initial Business Combination, either because the transaction requires more cash than is available from the proceeds held in our trust account, or because we become obligated to redeem a significant number of our Public Shares upon completion of the Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. If we have not consummated our initial Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.

Going Concern

As of March 31, 2023 and December 31, 2022, the Company had $206,263 and $815,643 in cash held outside of the trust account and a working capital deficit of $1,323,645 and surplus of $635,473, respectively. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”)’s Accounting Standards Update 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that if the Company is unable to complete a Business Combination by June 14, 2023 (which period can be extended to (i) September 14, 2023 at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) or (ii) any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment to the Amended and Restated Memorandum and Articles of Association), then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about the

Company’s ability to continue as a going concern one year from the date that these financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

Off-Balance Sheet Financing Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2023 or December 31, 2022.

Contractual Obligations

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, private placement units and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the warrants included in the private placement units (the “private placement warrants”) and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of our initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of our initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the Founder Shares, as described in the following paragraph, and (ii) in the case of the private placement units, private placement warrants and any warrants that may be issued upon conversion of Working Capital Loans, and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of our initial Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

The holders of the Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell (i) any of their Founder Shares until the earlier to occur of (A) one year after the completion of our initial Business Combination and (B) subsequent to our initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial Business Combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of the holders of the Public Shares (the “Public Shareholders”) having the right to exchange their ordinary shares for cash, securities or other property.

Underwriting Agreement

Simultaneously with the closing our initial public offering, the underwriters fully exercised the over-allotment option to purchase an additional 3,300,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $33,000,000.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $5,060,000 in the aggregate, upon the closing of our initial public offering. In addition, $0.35 per Unit, or $8,855,000 in the aggregate would have been be payable to the underwriters as deferred underwriting fees for already-rendered underwriting services. Pursuant to letters dated March 2, 2023, and March 6, 2023, respectively, each of Barclays and Credit Suisse agreed to gratuitously waive its rights to its portion of the fee payable by G4G for deferred underwriting commissions solely with respect to the Business Combination. No relationship existed between Barclays and Credit Suisse and G4G after the close of G4G’s IPO, and neither Barclays nor Credit Suisse had any role in the identification or evaluation of any business combination targets. Additionally, Barclays and Credit Suisse have not assisted with preparing or reviewing this proxy statement / prospectus, any of its underlying disclosure or any materials reviewed by G4G’s board of directors or management as part of the proposed Business Combination. Due to the lack of involvement by Barclays and Credit Suisse in the proposed Business Combination, Barclays and Credit Suisse agreed to gratuitously waive their deferred underwriting fees despite already having performed all their obligations to earn such fees.

We provided the disclosure in this proxy statement / prospectus related to the waiver of the deferred underwriting fees to each of Barclays and Credit Suisse and requested each to confirm it agrees with such disclosure and, if not, to state the respects in which it does not agree. Following delivery of such disclosure to Barclays and Credit Suisse, they have either stated that they do not intend to review such disclosure. Barclays’ and Credit Suisse’s lack of involvement in the proposed Business Combination indicates that Barclays and Credit Suisse do not want to be associated with the disclosure in this proxy statement / prospectus or the underlying business analysis related to the proposed Business Combination, and investors should not place any reliance on the fact that Barclays and Credit Suisse were previously involved in G4G’s IPO.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Classification

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The warrants included in the Units sold in our initial public offering (the “public warrants”) and private placement warrants are equity classified.

G4G Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified in temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our Public Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, the Public Shares are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our balance sheets.

We recognize changes in redemption value immediately as they occur and adjust the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Net Loss Per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Accretion associated with the redeemable Class A ordinary shares is excluded from net income (loss) per share as the redemption value approximates fair value. Therefore, the earnings per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net income (loss) per share is the same for Class A and Class B ordinary shares. We have not considered the effect of the public warrants or rights included in the Units in our initial public offering, and private placement warrants to purchase an aggregate of 14,631,250 shares in the calculation of diluted net loss per share, since the exercise of the warrants and rights is contingent upon the occurrence of future events.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Following the consummation of our initial public offering, the net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT ZERONOX

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Zero Nox, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Who We Are

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles (“OHEVs”) market. Founded in 2017 and based in the central valley of California.

ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox’s business contributes to three of the United Nations’ Sustainable Development Goals, namely Goal 7 – ensuring access to affordable clean energy; Goal 9 – promoting sustainable industry and infrastructure, and Goal 13, taking urgent action to combat climate change.

At ZeroNox, we strive to be the preeminent electrification partner for all off-highway fleets and original equipment manufacturers (“OEMs”) that are ready to make the transition into a zero-emission future and that want to provide their customers with all-electric solutions that do not compromise performance. Our solutions are designed to span the whole product lifecycle for sustainably deploying OHEVs into the market and developing the supporting ecosystem. ZeroNox has three complementary business verticals:

●	The ZeroNox Electric Powertrain Platform (ZEPP) that converts off-highway gas- or diesel-powered vehicles into vehicles powered by our proprietary electric powertrain. ZeroNox integrates the ZEPP at the point of initial manufacturing for OEMs, and ZeroNox retrofits vehicles for existing fleets. These conversions are high performing, greatly improve sustainability, and perhaps most importantly, are economical, often having returns on investment within two to three years. Our ZEPP is built with software and telematics integral to the back-end support for our OEM and fleet partners.
●	EV distribution. Through a vast network of dealership locations, ZeroNox strategically distributes our partners’ EV products into underserved areas. As of the date of this proxy statement/prospectus, ZeroNox distributes through 54 dealership locations in the US. Through recent contracts with OEMs and their relationships with dealerships, ZeroNox expects its distribution channel to expand to nearly 1,500 dealership locations nationwide.
●	EV infrastructure support. To strengthen the value proposition to OEMs and fleets, ZeroNox offers physical infrastructure support, such as charging stations, and plans to offer later this year, renewable microgrids and energy storage systems, critical to mass adoption of electrification and deployment of EVs at scale. We have developed a prototype of the Iron Vault 10.75kWh energy storage system which is currently being tested.

ZeroNox’s current product portfolio includes electric utility terrain vehicles (“UTVs”), hospitality carts, forklifts, lithium iron phosphate (LFP) battery upgrades and electrification conversion kits. ZeroNox’s services include maintenance of sold products and working with OEMs in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market. ZeroNox also has an in-house incubator where it develops and tests new technologies to continually improve its product suite, as a means to ensure our long-term success in the OHEV market.

Today, the “Powered by ZeroNox” brand can be seen on fleets operating at Bayer AG, Universal Orlando Resort, the Los Angeles International Airport (“LAX”), and even on Oprah’s ranch, among others. With our products, customers see significant improvements in vehicle productivity, lower maintenance costs, and longer battery life. By way of example, once upgraded with ZEPP, terminal transit vehicles at LAX reached a runtime of nearly 14 hours per battery charge as opposed to three to four hours prior to the upgrade.

Although we were incorporated in October 2017, we did not develop our first prototype until late 2018 and commercialize our first products until January 2019. Since 2019, we have delivered and sold approximately 800 Off Highway Electric Vehicles (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts). We incurred a net loss of approximately $7.6 million and $4.2 million for the year ended December 31, 2022, and 2021, respectively.

ZeroNox Electric Powertrain Platform (“ZEPP”)

As we develop and commercialize our ZEPP, we partner with OEMs and larger fleets to bring the best-in-class powertrain platform to electrify their equipment and vehicles. We help customers with electrification challenges by providing services such as:

●	custom designing the ZEPP to their specifications;
●	guiding the integration of the ZEPP in their vehicles; and
●	providing post-sales servicing and support of their newly electrified fleet.

Our team of engineers has extensive experience in how to electrify gas-powered vehicles. We design custom-built electric powertrain platform kits for a wide range of manufacturer applications. We train and support the OEM and fleet teams as they incorporate our electrification conversion kits into their vehicles. We support them in bringing their EVs to market, and we provide post-sales service and support for the electric powertrain.

Our ZEPP combines all the necessary components to fully electrify an OHEV, including, the electric motor, lithium iron phosphate battery, battery management system (“BMS”), onboard charger, motor controller, telematics system and display screen. Importantly, we use lithium iron phosphate batteries in our ZEPP solutions because of their stability, cycle life and cost benefits. Our BMS is designed to prevent overcharging, control discharge and provide diagnostics of crucial battery information. In addition, the ZEPP features a fully integrated, first-party telematics system, allowing individual customers, fleet managers, and OEM partners to remotely monitor, manage, and service vehicles powered by ZEPP. While telematic devices are common for on-highway internal combustion vehicles, electric vehicles (especially off-highway vehicles) rarely, if ever, come with this functionality. We believe our ZEPP is a game-changer because it offers this unique functionality that is missing in OHEVs.

SCREEN
TELEMATICS
ON BOARD CHARGER
LITHIUM-IRON BATTERY
ELECTRIC MOTOR
MOTOR CONTROLLER
BATTERY MANAGEMENT SYSTEM
POWERED BY
ZERONOX
ADVANCED POWERTRAIN TECHNOLOGY

EV Distribution

In the United States, through recent contracts with OEMs and their relationships with dealerships, ZeroNox expects its distribution channel to expand to nearly 1,500 dealership locations nationwide. Outside of the U.S., partnerships similar to what we have developed with The Jospong Group of Companies in Ghana (“Jospong”), a diversified business group in Ghana operating in 14 sectors of the economy in Ghana, including waste management, are the beginning of our EV global distribution. See “- Material Agreements – Collaboration Agreement with Jospong.” We are committed to distributing EVs, providing exceptional service and support, as well as training local distributors, dealerships, and partners. ZeroNox currently distributes and supports Tuatara UTVs, the Ion luxury hospitality carts, and the PEAK forklifts under the “Powered by ZeroNox” brand.

EV Infrastructure Support

Our value proposition to OEM and fleet partners is significantly strengthened by our EV infrastructure support business vertical. A prerequisite to the mass adoption of OHEVs is the infrastructure required to source electricity, support vehicle operations, and service them. We provide charging stations, and plan to provide later this year, renewable microgrids and energy storage systems to support OEM and fleet partners as they deploy EV solutions. We have developed a prototype of the Iron Vault 10.75kWh energy storage system which is currently being tested Customers who select us to electrify and/or upgrade their OHEVs not only get best-in-class ZEPP technology, but the infrastructure to ensure that their fleets can be deployed and serviced at scale.

In 2023, we plan to launch the Iron Vault Energy Storage System (“Iron Vault”), our proprietary rechargeable lithium iron phosphate (LFP) battery storage system for commercial and residential applications. A prototype of the Iron Vault 10.75kWh system is currently being tested. The system enables the use of intermittent renewable energy sources and provides grid stability. Energy storage can also help lower energy costs by storing energy during off-peak hours when rates are lower and releasing it during peak hours when rates are higher. Iron Vault differentiates itself from competing products in several design features that reduce installation time and cost and allow for a greater range of system location. We believe these benefits will give us the competitive advantage, and in turn drive adoption and preference among installers.

Our Competitive Advantages

We have the first mover advantage in meeting the large, growing and underserved demand for OHEVs. We have revenue being generated today with our proven and proprietary technology and through our strategic partners, we have the ability to rapidly scale up production of our vehicles to meet anticipated growing demand based on current agreements and MOUs. We believe we have the following strategic, technological, and financial advantages over our competition:

●	Strategic. First mover advantage in meeting the large, growing, and underserved demand for electrifying OHEVs for OEMs and existing fleets, both efficiently and economically. We are a preferred strategic partner that is well-positioned to become the go-to partner for electrification of multiple product lines over time.
●	Technological. The ZEPP features a fully integrated, first-party telematics system. This allows individual customers, fleet managers, and OEM partners to remotely monitor, manage, and service their vehicles powered by ZEPP. Using the latest Internet of Things (IoT) hardware, we can receive diagnostic messages in near real-time allowing our service team to diagnose potential issues before the customer is even aware of a problem. As new features are developed, our seamless Over-the-Air (OtA) update system will keep the system up to date without user intervention. Using machine learning and Artificial Intelligence (AI) on gathered system data, ZeroNox service team members will be able to recommend preventative servicing of parts likely to experience issues. Fleet managers will have reduced downtime and faster recovery keeping their “Powered by ZEPP” vehicles working harder for longer. Fleet managers also gain insights on fleet movement patterns allowing them to remotely geolocate vehicles and establish geofencing and dynamic profiles. Vehicles can be configured per driver, location, or time-of-day to enhance safety and policy compliance. Integrating with ZeroNox Electric Vehicle Service Equipment (EVSE) will allow fleet managers to choose when and how to charge their equipment. Using advanced “Vehicle to X” (V2X) protocols, fleet managers can even use their fleet batteries to offset their electricity bills. OEM partners will have enhanced visibility to customer duty cycles and part failures. This close working partnership with the OEMs allows us to collaboratively design with them better products that can achieve higher performance, enhanced longevity, optimized energy storage, and faster charging. While telematic devices are common for on-highway internal combustion vehicles, electric vehicles (especially off-highway vehicles) rarely, if ever, come with this functionality.
●	Financial. ZeroNox has achieved a revenue compound annual growth rate (“CAGR”) of approximately 200% over the last three years, and provided that all the validation and performance milestones set forth in each of the agreements with OEMs and fleet owners are met, ZeroNox can be in the position of having approximately $180 million in contracted revenue (including a contract with Jospong for Zoomlion's Refuse Truck Electrification Project valued at approximately $138,000,000, a contract with Premier valued at approximately $16,000,000 and a memorandum of understanding with VAP valued at approximately $26,000,000), or about nine times historical revenue since inception. We believe that from an investor’s perspective, one of ZeroNox’s most important differentiators, relative to other EV companies, is our capital efficiency. We expect ZeroNox’s asset-light model will continue, allowing us the possibility of achieving profitability within 18 months of large scale production and deliveries of OHEVs, while cash needs for capital expenditure will be less than 1% of the revenues. We believe that we are able to achieve this attractive financial profile because of the time and effort we have invested into selecting the right manufacturing, OEM and distribution partners.

Growth Strategy

Our strategy is to maintain our asset-light business model while collaborating closely with OEMs and fleet owners and expanding our partnerships and keeping our proprietary technology in the ZEPP at the cutting edge. We intend to drive the growth of our business primarily through the following strategies:

Expand footprint to international markets

Our Collaboration Agreement with Jospong provides a strong foothold for us to expand our products and services across Africa. We plan to use the blueprint we are creating in Ghana to market and distribute the entire ecosystem needed for EVs and expand to other African countries. On November 18, 2022, we entered into a Memorandum of Understanding (“MOU”) with Jospong setting forth the parties’ mutual commitment for a more robust relationship, specifically a joint venture of the parties for the purpose of distributing ZeroNox products in Ghana and other countries in Africa. ZeroNox will continue to look for opportunities to expand into other international markets. We also plan to use this Refuse Truck Electrification project with Jospong as a showcase to generate additional interests in our electrification products and services among domestic and overseas fleet operators.

Grow the number of large fleet electrification projects

We plan to leverage our success of the Refuse Truck Electrification project with Jospong and aggressively seek opportunities to help customers retrofit their large internal combustion fleet to electric for economic and environmental benefits. By providing a comprehensive solution for fleet electrification, ZeroNox is well-positioned to become a leader in this rapidly growing market.

Build our dealership and distribution network

Currently, we have agreements with 54 dealerships in the U.S. to sell the Tuatara vehicles, and 2 U.S. distributor locations to distribute the vehicles to dealerships within their respective distributor territory. We plan to continue to build our dealer and distributor network for the “Powered by ZeroNox” brand EVs, including the Tuatara UTVs, Ion luxury hospitality carts and PEAK forklifts.

Expand our product offerings

ZeroNox expects to continue to benefit from the gradual global adoption of clean energy zero-emission vehicle initiatives. We plan to leverage our proprietary electric powertrain technology and develop and introduce into the market new lines of products, including tractors, retrofits and other off-road vehicles.

Deepen our OEM relationships

The relationships we have with OEMs allow us to retain control of our intellectual property relating to ZEPP, software, firmware, and to servicing and evolving ZEPP’s parameters as the OEMs needs and fleets evolve. Once embedded into an OEM’s fleet, ZeroNox believes it will stay throughout a model’s lifecycle and upon refresh, therefore greatly benefitting from these established dealership networks that we believe can drive rapid growth. Further, many of the OHEV OEMs have multiple product lines into which ZeroNox plans to expand.

Industry Background

Despite its flaws, the gas-powered engine revolutionized our world and led to unprecedented progress across the transportation industry over the past century. Looking forward to the next 100 years, ZeroNox believes that the electrification of vehicles and equipment will forge a similar path, radically advancing further innovation.

As the world continues to adopt widespread electrification, we expect existing tailwinds to persist. Government regulation and incentive programs, shifting consumer sentiment, and an increased focus by corporations on environmental initiatives will continue to drive the uptake of electrified alternatives. The Inflation Reduction Act of 2022 asserted that electric vehicle buyers may qualify for a $7,500 tax credit, remaining in effect through 2032. The number of consumers preferring to purchase an electric vehicle versus a gas-powered vehicle now represent over half of all surveyed respondents, rising by 22% since 2020. More than 700 of the largest 2,000 publicly traded companies have made net zero commitments. The rapid evolution is clear and here to stay. According to the Rocky Mountain Institute, 81% of local and state governments, utilities, universities, private technology companies, and delivery services have begun electrifying their fleets. We believe that the initiative of vehicle electrification will continue to garner focus from governments, consumers, and corporations alike.

While a high degree of focus and resources are spent on traditional passenger electric cars, the electric vehicle market is much broader than that. As an example, the electrification of commercial vehicles has trailed that of passenger vehicles largely in part because of greater technical challenges. Commercial vehicles tend to be much heavier than their passenger counterparts. Furthermore, to make fiscal sense, commercial vehicles are often used more intensively and are expected to last longer. Because of these challenges, the electric vehicle industry has been forced to address the issue of battery power, reliability, weight, and safety, prompting further technological development. With the pain points well understood, it is important to note that the appetite for electrification remains strong. According to a whitepaper published by UPS and GreenBiz, 83% of large organizations ($1BN or more in revenue) are motivated to electrify their fleets. The most common reasons cited for motivation include sustainability goals, lower cost of ownership, and brand reputation. The drivers of demand are diverse, demonstrating the continuously evolving market.

A frequently overlooked cohort of vehicles that is poised for innovation and electrification is the off-highway vehicles, a market segment in which ZeroNox specializes. Industries such as agriculture, mining, and construction rely on heavy duty machinery and equipment, commonly powered by fossil fuels. The precedent of innovation in such industries is strong. From horsepower to steam power to gas power, invention endured. ZeroNox believes that zero emission electric power is next in line to disrupt the way in which these industries operate. Compared to their gas-powered alternatives, OHEVs benefit from lower maintenance costs, operating costs, and noise emissions. The costs of electric vehicles are expected to drop by 30% by 2025, driven by lower indirect costs such as R&D, as well as a reduction in battery prices due to technological improvements and scale. As these advantages are further realized, ZeroNox is well positioned to capitalize on these benefits in the electrification of OHEVs.

As demand for OHEVs rises, we anticipate that OEMs will seek to address the growing demand. Without the existing infrastructure, OEMs will likely struggle to move quickly and flexibly, missing out on the initial wave of customers. ZeroNox is at the forefront of the market transition. We plan to leverage our integrated business model, partnering with OEMs in their respective electrification processes. ZeroNox offers a full suite of electric vehicle solutions from design to electrification and is actively upgrading and retrofitting existing vehicles with our proprietary technology. The ZeroNox Electric Powertrain Platform expands across the diverse electric vehicle ecosystem and provides solutions to many of the largest challenges facing fleet electrification.

Market Opportunity

The OHEV Market

The transformation of today’s fleets and fuels to zero emission is a priority for governments, consumers, and corporations aiming to lower their carbon footprint. More than 70 countries worldwide have set a net-zero target, covering 76% of global emissions. In 2022, global investment in low-carbon energy technology surged past $1 trillion for the first time in history. Over $450 billion was directed toward electrified transport, representing a 54% year-over-year increase. ZeroNox’s total addressable market is estimated to be at over $1.3 trillion, and spans the global agriculture, construction, and mining segments, as well as the markets for forklifts, energy storage, and electric retrofits sectors. With approximately 75% of the OHEV sector stating that it will potentially pursue electrification, there is a significant unmet need for ZeroNox’s products and services.

●	Agricultural Equipment

The growth of the agricultural equipment market is expected to drive demand for electric solutions. According to Grand View Research, the global agriculture equipment market size was valued at approximately $155 billion in 2021 and is expected to grow at an annual rate of 5.0% between 2022 and 2030. Anticipated market growth will likely be fueled by technological advancement, enabling farmers to cut costs. A growing global population will result in an increased demand for food, accelerating the need for innovative solutions. The Food and Agriculture Organization of the United Nations (FAO) notably projected that the world population would rise to 9.1 billion by 2050, increasing the number of mouths to feed by nearly a third. Additionally, a strong emphasis has been placed on the greenhouse gas emissions of the agriculture industry. In 2020, the U.S. Environmental Protection Agency (EPA) estimated that agriculture accounted for 11.2% of greenhouse gas emissions in the United States. The need for increased food production without further accelerating climate change has resulted in a shift from outdated fossil fuel powered agriculture equipment to electric alternatives. Our solution addresses these problems by electrifying agricultural equipment. The ZeroNox Powertrain Platform (ZEPP) enables agricultural OEMs to go fully electric in an effort to reduce greenhouse gas emissions. Powered by LFP batteries, ZEPP makes agricultural equipment more efficient, helping farmers reduce costs without compromising on performance.

●	Mining Equipment

The global mining equipment market size was estimated at $135 billion in 2022 and is expected to grow at an annual rate of 5.1% from 2023 to 2030. The mining industry requires a significant amount of energy to extract and protect resources, creating a need for high-performing equipment. The mining sector is responsible for 4.0% to 7.0% of greenhouse gas emissions globally, and is facing increased pressure from governments, investors, and social causes to reduce emissions. Historically, mining equipment has been primarily powered by fossil fuels, demonstrated by the fact that only approximately 0.5% of mining equipment is currently electric powered. We believe that mining equipment is poised for an overhaul, turning towards electric solutions. Electric solutions can reduce both emissions and heat that are generated by traditional combustion engine powered mining equipment. With this, ventilation and cooling costs can be reduced while also potentially opening the window for smaller tunnels that require less excavation, reducing yet another significant economic burden associated with mining. Additionally, in certain cases, electric vehicles can benefit from a 20% lower cost of ownership as compared to traditional internal combustion engines. We believe that the new wave of corporate sustainability reporting and activity coupled with costs savings will further accelerate the mining industry’s adoption of electric equipment. ZeroNox’s innovative solutions are well-suited to address the current inefficiencies of the mining industry.

●	Construction Equipment

Similar to agriculture and mining equipment, construction equipment is also a major source of greenhouse gas emissions. Construction equipment is estimated to produce ~400 metric tons of CO2 emissions per year, equating to over 1% of global emissions. The global push to reduce emissions, in addition to the fact that the construction equipment market is estimated to grow from $180 billion to $223 billion from 2022 to 2027 at an annual rate of 4.3% creates a compelling market opportunity for ZeroNox’s solution. Our customizability allows OEMs the unique flexibility to build equipment that is best suited for specific projects and functions. Furthermore, with the increased urbanization and population expansion and the greater emphasis on air quality in cities, there is a growing need for smaller, customized electric construction equipment. More recently, many city governments have imposed noise regulations and restrictions on construction sites, further incentivizing a shift to quieter electric construction equipment. Electric equipment tends to contribute less noise pollution than traditional fossil fuel powered vehicles, making them a more attractive option in crowded urban and residential areas.

●	Forklifts

Out of all ZeroNox’s targeted end markets, forklifts present some of the most compelling growth prospects. The market is projected to reach $154 billion in value by 2030, growing 13.2% annually from 2022. Additionally, over this period, the electric segment of the forklift market is expected to grow at an annual rate of 14.9%. The market growth partially stems from an increased demand for forklifts in the industrial manufacturing industry as well as in the e-commerce industry. Increased internet accessibility has led to stiff competition in the e-commerce industry, driving consumer demands for shorter delivery times. In order to remain competitive, e-commerce players have had to prioritize efficiency and productivity, creating a greater need for forklifts. We believe that our solution’s customizability is a key differentiator in the forklift market. Forklifts are used in a variety of different capacities, with many requiring additional lifting power, and others requiring a greater range of steering motion. ZeroNox offers a white glove service, working hand in hand with OEMs to design and build equipment that is specifically tailored to address the equipment’s functionality.

Energy Storage

Energy storage is a critical component of renewable power systems. Efficient storage prevents the waste of energy generated in off-peak hours, saving it for use when demand is at the highest level. Not only does this reduce costs and strains on the grid, but also helps solve the issue of intermittency, the inconsistency of availability across different renewable sources. Energy storage solutions improve the reliability of renewables, stockpiling energy for when the sun is not shining, the wind is not blowing, and when other renewable sources are unavailable. The global energy storage market value is expected to increase to $435 billion by 2030, growing at a 5% annual rate from 2022, when the market size was valued at $210 billion. In consideration of this expected growth, ZeroNox has positioned itself to support the increase in demand. Later in 2023, we will launch the Iron Vault Energy Storage System, powered by ZeroNox’s advanced battery technology, to provide a rechargeable lithium-iron residential battery storage system designed to address the needs of the modern energy landscape. Furthermore, ZeroNox’s value proposition to OEM and fleet partners is augmented by our EV infrastructure support business. Symbiotic to our other product lines, we provide charging stations, and plan to provide later this year, renewable microgrids and our Iron Vault energy storage systems to support OEM and fleet deployment. Our partners not only benefit from our best-in-class ZEPP technology, but also our infrastructure expertise.

Electric Vehicle Retrofitting

When considering the future of mass electrification of vehicles, the big challenge we need to address is: what to do with the billions of vehicles in existence globally today. To strictly replace gas powered vehicles presents an unrealistic burden of waste. Alternative to replacement, there exists the option of retrofitting. Instead of scrapping and recycling old vehicles, vehicles can be stripped down and reconfigured with an electric powertrain, saving significant time, effort, and capital. The market value of the global automotive retrofitting of electric vehicle powertrains is expected to reach $118 billion by 2030. As of 2022, the market size was estimated to be $61 billion. Our ZEPP presents a scalable option for electrifying existing fleets as well as providing OEMs a convenient solution to offer electric vehicle alternatives without significantly changing their respective infrastructure. When OEMs shift to electric vehicles, they often need to build out the capacity to manufacture in-house electric powertrain systems, which can be time-consuming and cost prohibitive. Our ZEPP offers an efficient and much more economical solution.

Industry Challenges

While OEMs and fleet owners want to respond to customer demand for zero-emission vehicles, legacy systems and workforce expertise is often oriented around the manufacturing of vehicles with an internal combustion engine. Obstacles to the rapid uptake of electrification can be found at each step of the value chain, and they include, but are not limited to, the following:

●	Design. When it comes to internal combustion engines, OEMs have decades of design expertise, manufacturing experience and engineering comfort. But most do not have the same comfort when it comes to electric powertrain. OEMs today largely lack the in-house expertise in how to combine the hardware and software to match the specific duty cycle of their application.
●	Development. There is a high cost to bring in the engineering and manufacturing of EV components in-house. The average cost of building a new EV factory is in the billions of dollars.
●	Infrastructure. To deploy electric vehicles at scale, whether they are on road or off road, you must have the infrastructure in place. Not only do you need power from the grid, but also power coming from a clean grid. Otherwise, you would have defeated the original purpose of going electric, and the need for renewable microgrids and energy storage systems. That infrastructure is starting to be developed for on-road vehicles, but there is even more work to be done for off-road vehicles as one thinks about the agricultural mining and construction markets.
●	Distribution. As OEMs transition to EV options, they also need help in targeting both opportunistic and underserved markets. Many have distribution channels set up specifically to their gas and diesel products, making this transition to electric all the more difficult.
●	Service. OEMs have trained mechanics throughout their distribution channels. However, the majority of issues for EV will be software versus hardware-related. Only 1% of the global vehicle stock was electric in 2020. It is estimated that approximately 16 million workers will need clean technology upskilling for the economy to transition to net zero emission by 2050.

Significant workforce development is required to support these new EVs that OEMs do not have today. This leaves their brand vulnerable. In the UK alone, 84% of technicians are currently unqualified to safely work on EVs.

Our Products and Services

Our comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power OHEVs. Our products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. Our services include maintenance of sold products and working with OEMs in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

Our products, services and go-to-market strategy not only solve the pain points described above, but also unlock the potential of electrification in domestic and global scale with our three business verticals:

●	The ZeroNox Electric Powertrain Platform, or ZEPP - our proprietary technology that electrifies and/or upgrades the equipment and vehicles of our OEM and fleet owner partners;
●	EV Distribution - our potential access to a nationwide network of nearly 1,500 dealership locations through which we can distribute electric vehicles to underserved areas of the United States; and
●	EV Infrastructure Support - our suite of supporting products and services that make the adoption of electric vehicles possible, including charging stations, and later this year, renewable microgrids and Iron Vault energy storage systems.

ZEPP’s lithium-iron phosphate (LFP) batteries are approximately 30% more efficient and offer approximately four times the life cycle of their lead-acid peers that are standard in the industry today. Furthermore, the ZEPP features a fully integrated, first-party telematics system. This allows individual customers, fleet managers, and OEM partners to remotely monitor, manage, and service their vehicles powered by ZEPP. Using the latest Internet of Things (IoT) hardware we can receive diagnostic messages in near real-time allowing our service team to diagnose potential issues before the customer is even aware of a problem. As new features are developed, our seamless Over-the-Air (OtA) update system will keep the system up to date without user intervention. Using machine learning and Artificial Intelligence (AI) on gathered system data, ZeroNox service team members will be able to recommend preventative servicing of parts likely to experience issues. Fleet managers will have reduced downtime and faster recovery keeping their “Powered by ZEPP” vehicles working harder for longer. Fleet managers also gain insights on fleet movement patterns allowing them to remotely geolocate vehicles and establish geofencing and dynamic profiles. Vehicles can be configured per driver, location, or time-of-day to enhance safety and policy compliance. Integrating with ZeroNox Electric Vehicle Service Equipment (EVSE) will allow fleet managers to choose when and how to charge their equipment. Using advanced “Vehicle to X” (V2X) protocols fleet managers can even use their fleet batteries to offset electricity bills by OEM partners will have enhanced visibility to customer duty cycles and part failures. This close working relationship with OEMs allows us to collaboratively design with them better products that can achieve higher performance, enhanced longevity, optimized energy storage, and faster charging. While telematic devices are common for on-highway internal combustion vehicles, electric vehicles (especially off-highway vehicles) rarely if ever come with this functionality. We continually update our software over-the-air, ensuring it stays at the leading edge of technology available.

Current Brands Powered by ZeroNox

We do not manufacture any products ourselves. We partner with overseas manufacturers to produce electric vehicles and equipment and complete final assembly and quality control testing in the U.S. Our “Powered by ZeroNox” brands have more than 50 dealership locations across the U.S. Through existing agreements with dealerships tied to our OEM partners, we have potential to access nearly1,500 dealership locations throughout the United States. In addition, we own the rights to distribute in 50 states the following brands that utilize our advanced powertrain electrification conversion kits and battery storage technologies:

●	Tuatara vehicles (www.tuataravehicles.com) – Tuataras are steel constructed purpose-built vehicles for handling rough conditions. Tuataras include a large bed and an electric version powered by proprietary electric powertrain technology that includes our BMS and drivetrain designed to outperform and outdistance an internal combustion engine. Our Tuatara vehicles are characterized by reliability, range, quality, and low maintenance which are standard with Tuatara’s off-road vehicles, and they are workhorses for farmers, ranchers, hunters, and adventure seekers. Currently, we have agreements with 54 dealerships in the U.S. to sell the Tuatara vehicles and two U.S. distributor locations to distribute the vehicles to dealerships within their respective territory.

●	Ion luxury hospitality carts (www.ionevs.com) – Ion luxury hospitality carts are all electric hospitality and estate carts and shuttles built for comfort, performance, range, and utility. Ion EV’s are completely powered by our proprietary electric powertrain technology.
●	PEAK forklifts (www.peakforklifts.com) – The PEAK forklift brand brings to the market a purpose-built all-electric forklift that comes standard with a ZeroNox LFP battery that is fully integrated within the powertrain system. The PEAK forklift gives customers all the benefits of operating an LFP electric forklift without the costly maintenance of owning and operating the typical lead acid battery technology that is powering many electric forklifts today. The ZeroNox LFP batteries will have the options to come in 2 different sizes to fit the duty cycle needs of the end user.

Future Brand Powered by ZeroNox

In 2023, we plan to launch Iron Vault. Iron Vault is a 10.75kWh, patent-pending, rechargeable LFP battery storage system powered by our proprietary battery technology. Within the battery system is an integrated hybrid inverter and a removable mobile generator, the MULE (Mobile Utility Lithium Energy). Iron Vault is intended to be used as a multi-functioning home energy storage system, including for backup power, that can be tied into a combination of solar panels, wind turbines, and the power grid for efficient energy control. The 10.75kWh system is specifically designed to handle the demand of one day of electricity based on the average daily electricity consumption of an American standard household. We have built a prototype of Iron Vault, which is currently being tested.

Our Customers

Today, the “Powered by ZeroNox” brand can be seen on fleets operating at Bayer AG, Universal Orlando Resort, the Los Angeles International Airport (“LAX”), and even on Oprah’s ranch, among others. We have deployed our advanced electrification solutions into multiple fleets, and customers are seeing the benefits. Fleet retrofit projects make sense for a wide range of fleet owners, who want to benefit from the improved productivity, reduced downtime, increased battery life and cost savings that ZEPP provides without having to purchase new vehicles. ZeroNox sees fleet partnerships as an important cost-effective solution for large fleet owners that want to transition to electric as quickly as possible, while maximizing the useful life of their existing fleet. See below for three fleet retrofit projects and how our customers have benefitted, or are expected to benefit, from our LFP battery technology:

Los Angeles International Airport (LAX)

Airport Terminal Management (ATM) at Los Angeles’ Tom Bradley International Terminal at LAX utilizes a large fleet of Terminal Transport Vehicles (TTVs) that operates 24/7 at the international terminal to provide transport services to disabled passengers arriving to or departing from the international terminal. Before ATM partnered with ZeroNox, its TTVs were powered by lead acid batteries that had a run time of 3 - 4 hours on a full charge and an average charge time of three to four hours. The short run times and the constant need to charge and maintain the batteries resulted in a lot of down time for ATM and a greater rotation of its fleet to keep the operation running smoothly. After partnering with ZeroNox to upgrade its battery technology in each TTV, there was an impressive productivity gain and dramatic operational efficiencies. With the ZEPP technology, the TTVs now have a run time of 14 hours and can charge in the same three to four hour period. They can also charge only when convenient without any battery maintenance. ATM estimates a return on investment (“ROI”) of three months due to labor savings after having upgraded its TTVs with ZeroNox’s LFP technology.

Teixeira Farms, Inc.

Teixeira Farms, Inc. (“Teixeira”) is a family farm with over 50 years of operating history along the central coastal areas of California. During peak growing seasons, Teixeira and its related companies employ more than 1,000 individuals. Teixeira has a large cold storage facility and strawberry processing plant where it operates a large fleet of lead acid electric forklifts. During peak season for strawberries, Teixeira operates its fleet of electric forklifts daily for 12 hour shifts at a time. Before partnering with ZeroNox, Teixeira operated its forklifts for approximately four hours before a battery swap was required. This necessitated two battery swaps during a 12-hour shift, and each battery swap would take approximately 30 minutes to complete, which meant that each forklift would experience an hour of down time during each shift. This process also required that each forklift have at least three batteries on hand to maximize productivity during a 12-hour shift. In order to manage that process, Teixeira utilized a large warehouse and team to store, charge, and maintain all of its lead acid forklift batteries. The costs related to overhead and downtime had an adverse effect on profitability. After partnering with ZeroNox to upgrade its battery technology, Teixeira experienced dramatic gains in productivity and ROI. With the ZeroNox LFP technology, Teixeira’s forklifts operate for 12-15 hours per charge and only need one battery per forklift. The ZeroNox LFP technology eliminated the need for battery swaps, which has shortened 12-hour shifts to 11 hours resulting in productivity gains. Teixeira has greatly reduced the need to use the large warehouse solely for the purpose of storing, maintaining and charging batteries and now utilizes this warehouse to store chargers and to charge its forklifts at night between shifts.

Jospong

Pursuant to the Collaboration Agreement between ZeroNox and Jospong, ZeroNox has agreed to electrify select existing internal combustion engine waste management truck fleets for Zoomlion Ghana Limited (“Zoomlion”), a subsidiary of Jospong, in addition to the establishment of ZeroNox distribution hubs in Ghana and selected surrounding African countries. Upon successful completion of a pilot program validation milestone requirements described in the Collaboration Agreement, Jospong has agreed to execute a purchase order for 1,000 electrification conversion kits to electrify 1,000 Zoomlion waste management trucks at an upfront per vehicle cost of $138,075 over the next two years. See “- Material Agreements – Collaboration Agreement with Jospong.” ZeroNox was recognized by Fast Company as a World Changing Ideas 2022 honoree for this project.

We currently expect that at the end of this retrofit project, Zoomlion’s maintenance costs will be reduced by, roughly 45%, fuel costs by about 85%, and CO2 emissions by nearly 95%. We believe these demonstrated benefits will be a game-changer for not only Zoomlion but the country of Ghana, as a whole. We plan to use the blueprint we are creating in Ghana to market and distribute the entire ecosystem needed for EVs and expand to other African countries. We also plan to use this Refuse Truck Electrification project with Jospong as a showcase to generate additional interests in our electrification products and services among domestic and overseas fleet operators who are looking to lower maintenance and operating costs, while dramatically reducing their carbon footprint.

Research and Development

Our commitment to innovation and sustainability in the clean energy technology industry is best demonstrated by ZeroNox Clean Technology Incubator which supports all three of our business verticals. Our Clean Technology Incubator is made up of a team of five experienced engineers and inventors with two strategic partners focused on incubating cutting-edge clean technologies, defending new intellectual property with patent applications and initial sales, finishing third-party testing of current prototypes, and deploying telematics products. We also plan to continue our focus on the development of electric to mechanical power transmission advances and bridge technologies that reduce fuel consumption and combustion by-products in internal combustion engine (“ICE”). Success from the incubator will enhance the ZEPP and provide sustainable power solutions to the communities we serve. As OEMs and fleets partner with ZeroNox to be their electrification partner, they can trust that we have the most advanced electric powertrain platform for OHEVs and that we are always looking for ways to enhance the performance, reliability, and sustainability of our electrification platform.

Intellectual Property

We have a total of 11 patents pending. Our intellectual property also include six registered trademarks, trade secrets, and exclusive rights. We have filed the following patents and trademarks applications:

Patents Pending

Patents

Title of Invention:	Country:	Application No.	Filing Date:
MULTI-FUNCTIONAL BUILDING POWER MANAGEMENT	US	17/306788	5/3/2021
VENTURI DEVICE WITH FORCED INDUCTION	WO	PCT/US2022/026399	4/26/2022
VENTURI DEVICE WITH FORCED INDUCTION	US	63/381905	11/1/2022
VENTURI DEVICE WITH FORCED INDUCTION	US	63/381906	11/1/2022
STANDARDIZATION OF A NEW ENERGY VEHICLE POWER BATTERY MODULE	US	63/364333	5/6/2022
STANDARDIZATION OF A NEW ENERGY VEHICLE POWER BATTERY MODULE	US	63/368593	7/15/2022
REDUNDANCY REACTIVE DRIVE ACTUATOR	US	63/364332	5/6/2022
ELECTRIC VEHICLE BATTERY CONDITIONING	US	PCT/US2022/081594	12/14/2022
VENTURI DEVICE WITH FORCED INDUCTION	WO	PCT/US2022/050797	11/22/2022
VENTURI DEVICE WITH FORCED INDUCTION	WO	PCT-US2022/081602	12/14/2022
ELECTROMAGNETIC FIELD SYSTEM	WO	PCT-US2022/082076	12/20/2022

Trademarks

		Registration/	International	Filing	Registration
Word Mark:	Country:	Serial No.:	Class(es):	Date:	Date:
ZERO NOX TELEMATICS	US	97622331	9/42	10/6/22	—
EC4	US	6807069	12	7/7/21	8/2/22
CAESAR	US	6794906	12	7/7/21	7/19/22
ION	US	6794672	12	7/6/21	7/19/22
PEAK	US	90813802	12	7/6/21	—
MULE	US	90813894	37	7/6/21	—
IRON VAULT	US	90813872	9	7/6/21	—
ZERO NOX	US	6191801 (Supp)	9	12/4/19	11/3/20
Ox design	US	6731969	12	1/26/18	5/24/22
ZERO NOX	US	5671696 (Supp)	12	1/24/18	12/11/18

Material Agreements

Material Agreements with OEMs and Suppliers

We leverage our distribution channels of OEM partners to expand sales reach while keeping our expansion costs low. In the U.S., our OEM partners have contracts with approximately 1,500 affiliated dealerships, providing us potentially a nationwide network for our OHEV distribution domestically. Outside of the U.S., our partnership with Jospong will enable us to assist OEM partners in bringing their new OHEVs into an untapped and underserved market, creating a blueprint to be used in other overseas markets.

Collaboration Agreement with Jospong

On May 16, 2022, ZeroNox and Jospong entered into a two-year Collaboration Agreement, which was amended on February 25, 2023 (as amended, the “Collaboration Agreement”). Pursuant to the Collaboration Agreement, ZeroNox and Jospong have agreed to combine their efforts in implementing the electrification of select existing internal combustion engine waste management truck fleets for Zoomlion in addition to the establishment of ZeroNox distribution hubs in Ghana and selected surrounding African countries. As consideration for the design and engineer of custom batteries, battery management systems, electric drivetrain technologies and onsite installations and training, Jospong agreed to purchase 40,000 shares of ZeroNox’s common stock at $10 per share. Between July and August of 2022, Jospong paid $400,000 for 40,000 shares of ZeroNox’s common stock to fund the pilot program (the “Pilot Program”) under the Collaboration Agreement. Upon successful completion of the Pilot Program project validation milestone requirements defined in the Collaboration Agreement, Jospong has agreed to execute a purchase order for 1,000 electrification conversion kits to electrify 1,000 Zoomlion waste management trucks at an upfront e-kit per vehicle cost of $138,075 over the next two years.

On November 18, 2022, ZeroNox entered into a Memorandum of Understanding (“MOU”) with Jospong setting forth the parties’ mutual commitment for a more robust relationship, specifically a joint venture of the parties for the purpose of distributing ZeroNox products and services in Ghana and other countries in Africa. On January 30, 2023, ZeroNox entered into a Memorandum of Understanding with Vehicle Assembly Plant (“VAP”), a subsidiary of Jospong in Ghana for the purpose of discussing having VAP distribute certain minimum annual quantity of ZeroNox products, including electric sedans, electric mini-SUVs, PEAK forklifts, charging stations and electric terminal tractors, throughout Ghana for the first 12 months.

OEM, Distribution and Supplier Agreements

On August 15, 2022, ZeroNox and Kubota entered into a two-year Product Development Agreement, which was amended on December 6, 2022. Pursuant to the agreement, Kubota has agreed to engage ZeroNox to develop certain prototype productions, including hardware and software, using ZeroNox’s advanced technology and know-how related to electric powertrain, battery design, battery manufacturing, battery technology, battery management system and electric vehicle integration. The project is scheduled to be completed over the next two years by August 2024 at a mutually agreed-upon cost, subject to completion of certain pre-determined deliverables and milestones. Kubota has a distribution network of approximately 1,100 dealership locations in the U.S.

On December 19, 2022, ZeroNox and LS Mtron Ltd., a Korean manufacturer of agricultural machines entered into a two-year Product Development Agreement pursuant to which the Korean manufacturer agreed to engage ZeroNox to develop certain prototype productions, including hardware and software, using ZeroNox’s advanced technology and know-how related to electric powertrain, battery design, battery manufacturing, battery technology, battery management system and electric vehicle integration. The project is scheduled to be completed over the next two years by December 2024 at a mutually agreed-upon cost, subject to completion of certain pre-determined deliverables and milestones. This Korean manufacturer has a distribution network of more than 300 dealership locations in the U.S.

On April 15, 2022, ZeroNox entered into a Distributor Agreement with Premier Sales and Leasing, Inc. (“Premier”) appointing Premier as its exclusive distributor in various California counties for certain selected ZeroNox forklifts. Pursuant to the Distributor Agreement, Premier has agreed to promote the sale of these selected products and maintain a certain level of sales per year within a pre-determined geographic territory, as follows: (a) 2023 – 57 units; (b) 2024 – 168 units; (c) 2025 – 175 units; and (d) 2026 – 190 units; (e) 2027 – 190 units. The minimum initial order is $1,500,000. As of March 30, 2023, Premier is still testing our forklifts; and so commercial leasing or sales of our forklifts under this Distributor Agreement has not commenced yet.

Strategic Alliance Agreements

Tuatara Machinery

On August 3, 2022, ZeroNox and Tuatara Machinery Limited (“Tuatara”), a New Zealand manufacturer of off-road all-terrain vehicles (ATVs) and utility terrain vehicles (UTVs) under the Tuatara brand (the “Tuatara Vehicles”), entered into a Strategic Alliance Agreement pursuant to which ZeroNox has been granted an exclusive license to manage the sales and marketing of the electrified Tuatara Vehicles in North America, South America, Africa, Europe and Asia, excluding Australia, New Zealand and Papua New Guinea; and in return, Tuatara has agreed to sell vehicles and parts to ZeroNox at cost with a pre-determined per unit markup based on volume. Tuatara Vehicles are being sold in a distribution network of 54 dealership locations in the U.S. This agreement with Tuatara has an initial term of three years, until August 2025, and will renew automatically after each subsequent three-year period.

Venturi

On August 10, 2020, ZeroNox and Venturi, LLC, a Wyoming limited liability company (“Venturi”) that possesses proprietary technology for renewable energy production, and electric motors suitable for automotive retrofit, entered into a 10-year agreement pursuant to which Venturi has agreed to develop and build an electric motor for a specified Tuatara UTV, and ZeroNox has agreed to develop modular battery storage systems to be implemented worldwide for power plant operations either built or owned by Venturi or for Venturi customers. ZeroNox will have the exclusive right to use and distribute Venturi’s electric motor drivetrain for use in vehicles, subject to a licensing agreement to be agreed upon at a later date. Unless earlier terminated by the parties, this agreement will automatically renew for an additional five (5) years.

Dayun Automobile

On October 25, 2022, ZeroNox and Dayun Automobile Co., Ltd., a Chinese automobile manufacturing company (“Dayun”), entered into a Strategic Alliance Agreement pursuant to which parties have agreed to collaborate to establish and enhance electric vehicles under the “Powered by ZeroNox” brand. ZeroNox will be the exclusive distributor outside of China and Europe of the S1 SUV electric vehicles manufactured by Dayun assuming that certain pre-determined annual sales targets are met. Dayun will be principally responsible for the design and manufacture of these electric vehicles in collaboration with ZeroNox. This agreement shall expire on mutual agreement of the parties or upon material breach of the terms of the agreement.

GoodSense

On June 1, 2021, ZeroNox, Progreens New Energy Technology (Suzhou) Co., Ltd. (“Progreens”) and Zhejiang GoodSense Forklift Co., Ltd. (“GoodSense”) entered into a Strategic Alliance Agreement pursuant to which parties have agreed to collaborate on the design, development, manufacturing, marketing, selling and servicing of electric forklifts, to enhance the “PEAK” brand and all electric vehicles under the “Powered by ZeroNox” brand. Progreens will design, develop and produce battery packages for PEAK forklifts, and ZeroNox will be the exclusive distributor of any GoodSense-manufactured forklifts with a lithium battery, outside of Asia. This agreement shall expire on mutual agreement of the parties, or upon material breach of the terms of the agreement.

Mata

On January 11, 2022, ZeroNox and Mata Inventive LLC (“Mata”) entered into a Strategic Alliance Agreement pursuant to which parties have agreed to collaborate on the design, development, manufacturing, marketing, selling and servicing of a proprietary software to be incorporated in ZeroNox’s electric vehicles, and to enhance electric vehicles under the “Powered by ZeroNox” brand.

Anything developed for ZeroNox pursuant to this agreement will belong to ZeroNox exclusively. ZeroNox will have the exclusive rights for 18 months after the date of this agreement to use Mata’s pre-existing software and/or systems for use in locomotion equipment (including but not limited to forklifts, refuse trucks and UTVs). ZeroNox has agreed to pay Mata a licensing fee of $5 per unit per month for those ZeroNox products actively using the Mata software. This agreement shall expire on mutual agreement of the parties, or upon material breach of the terms of the agreement.

Raw Materials

We have different supply partners for our vehicles, powertrain, and battery components. ZeroNox primarily utilizes lithium iron phosphate (LFP) batteries, as well as parts and electrical components, in the production of our ZeroNox Electric Powertrain Platform (ZEPP). Instead of directly procuring raw materials, we collaborate with manufacturers to source partially assembled products and parts. This enables us to focus on our core competencies and maintain a streamlined production process.

We strive to establish alternative sources to minimize dependency on a single supplier for any particular component. We collaborate with our suppliers to meet quality assurance and cost-effectiveness standards and address constraints resulting from regulatory requirements. Although global commodity pricing can affect the costs of certain components, we believe that we have adequate sources of supply available.

Convertible Promissory Notes

On March 11, 2022, ZeroNox issued and sold to Premier Trailer Manufacturing, Inc. (“Premier Trailer”), which is owned by one of our directors, Eugene Arthur Cuelho, Jr., a Convertible Promissory Note in the aggregate principal amount of $5,000,000 (the “PT Note”). This PT Note bears simple interest at 8% per annum and has an 18-month term. On August 18, 2022, we paid $260,000 towards the outstanding balance of this PT Note. Anytime before March 11, 2023, Premier Trailer may convert any unpaid balance of this PT Note into our common stock at $10 per share. Interest would accrue only on the portion of the PT Note that is not converted. As of March 15, 2023, the outstanding balance of this loan was $4,740,000 plus accrued interest of $419,862. (See “Certain Relationships and Related Person Transactions – ZeroNox Related Person Transactions”).

Between March and May 2022, ZeroNox issued and sold to three other accredited investors convertible promissory notes in the aggregate principal amount of $750,000. Each of these promissory notes bore simple interest at 8% per annum and had an 18-month term. Pursuant to the terms of these promissory notes, the holders exercised their right to convert the unpaid balance of the promissory notes into our common stock at $10 per share in May 2023. On May 19, 2023, the Company issued 750,000 shares of ZeroNox common stock to these holders, and the promissory notes are no longer outstanding.

Subscription Agreement

On April 1, 2023, an accredited investor which is an existing shareholder of ZeroNox, amended and restated earlier subscription agreements it and its affiliates had with ZeroNox. Pursuant to a Subscription Agreement dated April 1, 2023, this accredited investor agreed to subscribe 762,900 shares of ZeroNox’s common stock at $10 per share, and pay the subscription amount of $7,629,000 on or before June 1, 2023.

Advisory Agreement with Chardan

On March 7, 2023, ZeroNox restated earlier agreements it had with Chardan Capital Markets, LLC (“Chardan”) pursuant to which Chardan is acting as ZeroNox’s exclusive financial advisor with respect to the proposed business transaction with G4G. The letter agreement dated March 7, 2023 specifies that, in return for its services, Chardan is to be paid a cash fee of $3,250,000 (the “Transaction Fee”) at Closing. The letter agreement provides for a late payment fee for amounts of the Transaction Fee not paid within three (3) business days of the Closing. ZeroNox and Chardan have also agreed to undertake reasonable efforts to negotiate a purchase agreement and related agreements pursuant to which Chardan will offer New ZeroNox a three-year standing equity facility (the “Facility”) to enable New ZeroNox to raise an aggregate amount of up to $60,000,000 from time to time by putting registered freely-tradable shares of its common stock, subject to certain conditions precedent and volume limitations; and in return, Chardan will be entitled to receive $600,000 worth of shares of New ZeroNox common stock as a commitment fee. The term of this agreement will end on September 30, 2023, except that Chardan will be entitled to the full Transaction Fee even if the Closing takes place after the termination or expiration of the agreement.

Competition

Many of our competitors have greater assets, operational capacity and employees, which provides them with competitive advantages. Our primary competitors are Xos, Inc. and Moog Inc. ZeroNox differentiates itself in the OHEV market in the following ways:

●	LFP battery chemistry: ZeroNox uses lithium iron phosphate (LFP) batteries, which have higher energy density, longer cycle life, lower cost, and better thermal stability than other types of lithium-ion batteries. This enhances the performance and durability of its vehicles.
●	Modular battery design: ZeroNox’s battery packs are designed to be easily swappable, scalable, and customizable according to the needs of each vehicle and customer. This reduces downtime, maintenance costs, and environmental impact.
●	Relationships with manufacturers: ZeroNox has established strong partnerships with leading manufacturers of OHEVs, giving it access to high-quality components, expertise, and market opportunities.
●	Strategic customer base: ZeroNox serves a diverse range of customers across various industries such as agriculture, construction, logistics, etc., which demonstrates its versatility and adaptability.
●	Telematics software: ZeroNox’s software enables remote monitoring 24/7, diagnostics, and optimization of its vehicles, as well as fleet management and data analytics. This allows for improved efficiency, safety, and customer satisfaction.

Human Capital

As of the date of this proxy statement/prospectus, we have 43 full-time employees in our headquarters in Porterville, California, two full-time employees in Utah and one in Tennessee. We seek to hire and develop employees who are dedicated to our strategic mission. Over the next twelve months, we intend to continue to hire a significant number of additional personnel across a variety of functions including, but not limited to, sales, marketing, servicing, product, engineering, supply chain, manufacturing and operations to support of our anticipated growth.

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

Our corporate headquarters are located in Porterville, California. It consists of 2.28 acres of land and approximately 42,000 square feet of executive office and warehouse space, which we also use for research and development, testing and assembly work. Also included in the lease is an additional 4.27 acres of land on three adjacent parcels of land. The current lease expires on August 31, 2023. We have an option to extend the current lease for two additional 60-month periods. We also have an option to purchase the leased building, the land and the three adjacent parcels for $2,700,000. We currently intend to exercise this option to purchase prior to the end of the term of the lease to accommodate the anticipated accelerated growth of our business.

Legal Proceedings

On March 1, 2022, Zero Motorcycles, Inc., an electric motorcycle manufacturer and seller located in California, filed a complaint with the U.S. District Court for the Northern District of California alleging that ZeroNox has infringed its ZERO-formative registered trademarks, and is seeking a permanent injunction requiring ZeroNox to refrain from promoting, using, or registering any ZERO-formative mark in connection with electric vehicle products or technologies, an order cancelling two of ZeroNox’ trademark registrations, and an award of damages and reasonable attorneys’ fees and expenses. ZeroNox does not believe this litigation has any merit and has denied all allegations, and plans to defend against these claims rigorously. An early attempt of mediation has failed and parties have engaged in initial exchange of written discovery. This litigation may be costly and may divert resources and management’s attention from ZeroNox’s business.

ZeroNox is not involved in any other litigation at this time. However, in the ordinary course of business, we may be involved in litigation from time to time relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. We establish an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Government Regulation and Investment

Legislation and Government Programs

There are a number of government programs and incentives that can provide valuable support and resources to accelerate the development and deployment of our clean, zero-emission solutions and advanced battery technologies. We expect favorable and potentially material impact on our electrification and clean technology from a number of actual and anticipated legislative or regulatory changes at the municipal, provincial/state or federal level in the U.S. or internationally; and they include, but are not limited to, the following:

The Inflation Reduction Act

The Inflation Reduction Act of 2022, which was signed into law on August 16, 2022, is one of the most significant piece of legislation that accelerates electrification in the transportation sector in U.S. history. Commercial EVs will be eligible for federal tax credits for the first time, up to 30% of the sales price. Several key measures in the law, including support for EV manufacturing and supply chains, include:

●	$60 million for Diesel Emission Reduction Act program;
●	$2 billion for the Domestic Manufacturing Conversion Grant program;
●	$3 billion for the Advanced Technology Vehicle Manufacturing program; and
●	a strong Greenhouse Gas Reduction Fund.

Proposed Zero-Emission Forklift Regulation in California

If adopted, this regulation will stop the sale and purchase of internal combustion engine (ICE) forklifts in California. It has been reported that The California Air Resources Board (“CARB”) plans to phase out propane and diesel forklifts starting in 2026, although this recent proposal to phase out non-zero-emission forklifts is still in development and the legislation is not yet in effect.

“Tier 5” emission standards potentially coming to the California equipment market in 2028

On November 4, 2022, CARB held a public workshop to discuss “more stringent exhaust standards for all off-road engine power categories.” This so-called “Tier 5” emission standard is tentatively scheduled for consideration in September 2024 and would be implemented in 2028, potentially pushing for more electric options in the market.

California’s Net Energy Metering

In December 2022, The California Public Utilities Commission (“CPUC”) issued a decision that modernizes the Net Energy Metering (NEM) solar tariff to promote grid reliability, incentivize solar and battery storage, and control electricity costs for all Californians. To further reduce greenhouse gas emissions from electric generation, CPUC’s decision incentivizes its customers to install battery storage so they can store solar electricity produced in the daytime and export it in the evening, when the grid needs it the most for reliability and displacing fossil fuels.

Environmental Laws and Regulations

We do not believe we are subject to the environmental, health and safety (“EHS”) laws and regulations in the jurisdictions in which we currently operate and in which our products are currently distributed. In the event that we use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at our facility in connection with our maintenance, research and product development, and testing activities in the future, we may be subject to EHS laws and regulations. In that case, we cannot determine at this time if the costs of compliance with these laws and regulations will be material to the business or our operations. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

ZERONOX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that ZeroNox’s management believes is relevant to an assessment and understanding of ZeroNox’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Consolidated Financial Information of ZeroNox” and the historical audited annual consolidated financial statements as of and for the years ended December 31, 2022 and 2021, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. ZeroNox’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this “ZeroNox Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “ZeroNox Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “ZeroNox” and “the Company” refer to the business and operations of ZeroNox Corporation and its consolidated subsidiaries.

Company Overview

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles (“OHEVs”) market. The company’s mission is to empower communities through innovation by developing and deploying energy technologies that are cleaner, higher performing, and cost-effective.

The company’s core strength lies in its ZeroNox Electric Powertrain Platform (ZEPP), which integrates critical components to electrify vehicles, such as electric motors, motor controllers, lithium-iron batteries, battery management systems, on-board chargers, telematics, and display screens. Through its relationships with leading manufacturers of OHEVs, ZeroNox has access to high-quality components, expertise, and market opportunities. The company also has telematics software that enables remote monitoring, diagnostics, and optimization of its vehicles, as well as fleet management and data analytics, allowing for improved efficiency, safety, and customer satisfaction.

ZeroNox’s solutions span the whole product lifecycle for sustainably deploying OHEVs into the market and developing the supporting ecosystem. The company has three complementary verticals: the ZeroNox Electric Powertrain Platform (“ZEPP”), EV distribution, and EV infrastructure support.

ZeroNox’s key strategic initiatives include deepening its OEM relationships, growing the number of large fleet electrification projects, expanding its footprint in Africa and other international markets, building its equipment dealership and distribution network, and expanding its product offerings.

We expect our operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	develop ZEPP and other emerging technology;
●	maintain and improve our operational, financial, and management information systems;
●	hire additional personnel;
●	obtain, maintain, expand, and protect our intellectual property portfolio; and
●	operate as a public company.

Business Combination and Public Company Costs

On March 7, 2023, ZeroNox entered into the Merger Agreement with G4G and G4G Merger Sub. As a result of the Business Combination, G4G will be renamed “ZeroNox Holdings, Inc.” The Business Combination is anticipated to be accounted for as a reverse recapitalization. ZeroNox will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that ZeroNox’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, G4G will be treated as the acquired company for financial statement reporting purposes. Total transaction costs are estimated to be approximately $9,211,920.

As a result of the Business Combination, ZeroNox will become the successor to an SEC-registered and NASDAQ-listed company, which will require ZeroNox to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. ZeroNox expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit, and other professional service fees.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed in the section entitled “Risk Factors.”

Opportunities and Challenges in the EV Landscape

Significant opportunities for ZeroNox include deepening its OEM relationships, growing the number of large fleet electrification projects, expanding its footprint in Africa and other international markets, building its equipment dealership and distribution network, and expanding its product offerings. These factors will impact the company’s performance and future success as it navigates the evolving EV landscape.

Factors Affecting Product Commercialization

Factors affecting the commercial launch of ZeroNox’s products include securing strategic partnerships, technology development, and market demand. The timeline for revenue generation will depend on the successful completion of prototype productions and the establishment of distribution channels with partners.

Manufacturing and Supply Chain Constraints

Manufacturing and supply chain constraints include potential disruptions due to geopolitical tensions, global economic downturns, supplier issues, and unexpected events like natural disasters or pandemics. These factors may impact ZeroNox’s ability to meet production and delivery schedules, affecting its operating results.

Funding Requirements and Sources

Expected funding requirements for ZeroNox’s operations and development efforts will depend on the scale and pace of its expansion plans, investments in R&D, and any unforeseen contingencies. Sources of funding may include equity financing, debt financing, strategic partnerships, and government grants.

Key Performance Indicators for Customer Demand

Key performance indicators for measuring customer demand include the quantity of units sold, market share, customer satisfaction metrics, and sales growth rate. These metrics provide valuable insights into the demand for ZeroNox’s products and help the company make data-driven decisions.

Customer Demand Outlook and Competitive Landscape

We believe the outlook for customer demand for ZeroNox’s products is promising, given the increasing adoption of zero-emission vehicles, growing demand for electric agricultural equipment, and the global push for sustainability. However, the competitive landscape may pose challenges as other players enter the market with innovative technologies.

Managing Risks and Uncertainties in Customer Demand

Risks and uncertainties associated with customer demand include fluctuating market conditions, economic downturns, changes in consumer preferences, and the emergence of new competitors. ZeroNox is managing these risks through strategic partnerships, diversifying its product offerings, and investing in R&D to stay ahead of industry trends.

ZeroNox’s Future Performance and Success Outlook

We believe the outlook for ZeroNox’s future performance and success is positive, given its strategic initiatives and the broader market and industry trends. However, the company must remain agile and adaptable in the face of evolving opportunities, risks, and challenges to maintain its competitive edge and drive growth.

Components of Results of Operations

Product Sales

ZeroNox’s historical revenues came from direct sales, dealership sales, and distribution of “Powered by ZeroNox” products, such as battery upgrades products for customers upgrading from lead acid batteries to LFP, Tuatara off-road electric and gas utility terrain vehicles (UTVs), ION electric UTV carts, and PEAK forklifts featuring lithium iron phosphate (LFP) batteries. Income from R&D phases of OEM contracts contributed to revenue growth.

The future revenue mix is expected to come from a diversified portfolio of OEM, fleet conversion, Iron Vault battery storage systems (which is expected to be lauched later in 2023), and the “Powered by ZeroNox” brands. Key factors driving revenue growth will be the conversion of early trial deployments to actual sales orders, and the expansion of the dealership and distributor network.

Cost of Product Sales and Freight and Shipping Costs

Cost of product sales have been driven by material and labor costs. Freight and shipping costs result from air and ocean freight, as well as duties and taxes. These costs are influenced by a variety of factors such as production volume, supply chain efficiency, and labor market conditions. Historically, inflation has not had a material effect on our business, financial condition or results of operations. However, sustained inflationary pressure could increase our material costs, employee compensation costs, overhead costs, reduce demand for our products due to increased prices, and adversely affect our business, financial condition, and operating costs.

Operating expenses

Operating expenses have been driven by general and administrative expenses, payroll and related expenses, sales and marketing expenses, professional fees, and stock-based compensation.

General and administrative expenses include rent, insurance, operating subscriptions, repair and maintenance, and research and development. These expenses are predictable and not materially influenced by outside forces. Expenses incurred related to these items are expected to increase as operations are expanded.

Payroll and related expenses are influenced by labor market conditions. These expenses are expected to increase as we expand operations.

Sales and marketing expenses are expected to remain consistent relative to revenues as ZeroNox plans to leverage dealerships and partners to advertise ZeroNox’s products.

Stock-based compensation resulted from options issued to employees. As ZeroNox grows, additional compensation expenses may be incurred as incentives or to reward performance.

Overall, operating expenses are expected to increase as the company grows, supporting expanded operations, market reach, and product offerings.

Non-Operating Items

Non-operating expenses have been primarily driven by interest expenses and one-time gains and losses related to items such as recovery of bad debt and asset dispositions. Interest expenses may increase if the Company incurs additional debt to facilitate the expansion of operations.

Income Tax Provision

ZeroNox’s income tax provision affects net income, consisting of an estimate for U.S. federal and state income taxes based on enacted rates, adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law.

Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021.

The following table sets forth our historical operating results for the periods indicated:

	Year Ended December 31,
	2022	2021
Product sales	$9,679,651	$5,997,937
Sales discounts	(96,072)	(263,606)
Total revenue, net	9,583,579	5,734,331
Cost of product sales	7,036,559	4,671,872
Freight and shipping costs	1,772,569	759,514
Gross profit	774,451	302,945

Operating expenses:
General and administrative	1,304,759	1,037,290
Payroll and related expenses	3,577,504	1,991,616
Sales and marketing	513,193	556,394
Professional fees	1,090,281	494,540
Stock-based compensation	1,201,276	153,206
Depreciation	39,372	40,154
Total operating expenses	7,726,385	4,273,200
Loss from operations	(6,951,934)	(3,970,255)

Other income (expense):
Related party interest expense	(530,415)	(182,344)
Interest expense	(107,692)	(2,394)
Loss on sale of equipment	(23,029)	—
Other income	88,677	6,379
Other expense	(27,677)	(4,546)
Total other expense, net	(600,136)	(182,905)
Loss before income taxes	(7,552,070)	(4,153,160)
Provision for income taxes	—	—
Net loss	$(7,552,070)	$(4,153,160)

Product Sales and Gross Profit

For the year ended December 31, 2022, revenues totaled $9,679,651, an increase of $3,681,714, or approximately 61%, from the year ended December 31, 2021. The increase was primarily due to the expansion of ZeroNox brands in dealerships and distributors. Additionally, sales discounts declined by approximately 67% as the Company no longer needed to match older quotes with logistics delays caused by the COVID-19 pandemic. The Company anticipates future discounts to continue to be consistent with 2022 levels, or less than 1% of product sales.

Cost of product sales increased by $2,364,687, or approximately 51%, from $4,671,872 to $7,036,559 for the years ended December 31, 2021 and 2022, respectively. However, cost of product sales as a percentage of net revenues decreased from approximately 81% for the year ended December 31, 2021, to approximately 73% for the year ended December 31, 2022. The resulting increase in gross margin was largely driven by an increase in demand and positioning the Company’s products as a premium offering, resulting in higher pricing to customers willing to pay premium prices. The Company expects to continue increasing gross margins as product sales increase and the Company gains efficiencies in production.

Freight and shipping costs increased by approximately $1,013,055, or approximately 133%, from $759,514 in 2021 to $1,772,569 in 2022. Freight and shipping costs as a percentage of net revenues increased from approximately 13% for the year ended December 31, 2021, to approximately 18% for the year ended December 31, 2022. The increase in shipping costs was the result of macroeconomic conditions in worldwide supply chains causing increased shipping costs. Moving forward, the Company expects shipping costs to stabilize around 15% of net revenues.

Gross profit increased by $471,506, or approximately 156%, from $302,945 to $774,451 for the years ended December 31, 2021 and 2022, respectively. As a percentage of revenues, gross profit increased from approximately 5% for the year ended December 31, 2021, to approximately 8% for the year ended December 31, 2022. The Company expects gross profit in the near term to be approximately 15% of net revenues.

Operating Expenses

Operating expenses totaled $7,726,385 and $4,273,200 for the years ended December 31, 2022 and 2021, respectively. The increase of approximately $3,453,185, or approximately 81%, was primarily driven by payroll and related expenses, professional fees, and stock-based compensation which increased by $1,585,888, $595,741, and $1,048,070, respectively.

Payroll and related expenses increased from $1,991,616 for the year ended December 31, 2021 to $3,577,504 for the year ended December 31, 2022. The increases resulted from the expansion of operations in 2022 and preparation for continued growth moving forward.

Professional fees increased from $494,540 for the year ended December 31, 2021 to $1,090,281 for the year ended December 31, 2022. The increases resulted from the use of contractors to facilitate the expansion of operations in 2022 as well as increased legal fees as the Company prepared for a potential acquisition.

Stock-based compensation increased from approximately $153,206 for the year ended December 31, 2021 to approximately $1,201,276 for the year ended December 31, 2022. The increases resulted in an increase in the value of the Company’s equity combined with increased issuances to incentivize exceptional performance as the Company experienced growth.

Management expects operating expenses to continue to increase as the Company further expands operations and meets their regulatory obligations. Any disruptions in the supply of battery cells from our suppliers could disrupt production and delivery of our vehicles, and therefore materially adversely affect our business prospects and results of operations. To secure an adequate supply of products and battery cells, we have agreements with certain suppliers that require partial upfront payments, resulting in additional liquidity or capital needs for inventory.

Non-Operating Items

Net non-operating expenses totaled $600,136 and $182,905 for the years ended December 31, 2022 and 2021, respectively. The increase of $417,231, or approximately 228%, was driven primarily by interest expenses which totaled $638,107 for the year ended December 31, 2022, an increase of $453,369 from the year ended December 31, 2021.

The Company expects other expenses to continue to increase as the Company seeks debt and equity financing to fund the continued expansion of operations.

Liquidity and Capital Resources

Sources of liquidity

ZeroNox’s sources of liquidity include cash on hand, cash flow from operations, and external financing through debt and equity issuances.

Use of proceeds from financing activities

ZeroNox plans to use the proceeds from financing activities for research and development, capital expenditures, expansion of operations, and general working capital needs.

Short-term liquidity requirements and solutions

ZeroNox’s short-term liquidity requirements include funding daily operational expenses, meeting payroll obligations, and maintaining inventory levels. The company will meet these requirements through cash on hand, cash flow from operations, and short-term credit facilities, if necessary.

Long-term liquidity requirements and solutions

ZeroNox’s long-term liquidity requirements include investments in research and development, facility expansion, equipment purchases, and potential acquisitions. The company plans to meet these requirements through a combination of operating cash flows, long-term debt financing, and equity issuances, as needed.

Statement of Cash Flows

The following table provides a summary of ZeroNox’s cash flow data for the periods indicated:

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:	(4,907,201)	(4,055,351)
Cash flows from investing activities:	(127,290)	(219,095)
Cash flows from financing activities:	4,735,601	4,467,459

Cash flows from operating activities:

For the year ended December 31, 2022, net cash used in operating activities amounted to $4,907,201, a 21% increase from net cash used in operating activities of $4,055,351 for the year ended December 31, 2021. The increase of $851,850 can be attributed to the increase in gross profit being offset by more significant increases in operating expenses, primarily driven by an increase in compensation expenses as the Company prepares for significant expansion. The Company expects operating activities to continue to be a net outflow as operations continue to expand.

Cash flows from investing activities

For the year ended December 31, 2022, net cash used in investing activities amounted to $127,290, a 42% decrease from net cash used in investing activities of approximately $219,095 for the year ended December 31, 2021. The decrease of $91,805 can be attributed to the purchase of property and equipment during 2021. The Company expects to incur future cash outflows from the purchase of property and equipment to facilitate the expansion of operations.

Cash flows from financing activities

For the year ended December 31, 2022, net cash provided by financing activities amounted to $4,735,601, a 6% increase from net cash provided by financing activities of $4,467,459 for the year ended December 31, 2021. The increase of $268,142 can be attributed to an increase in debt and equity financing outpacing debt repayments during 2022. For the year ended December 31, 2022, the Company raised capital through debt and equity totaling $7,650,000 and $1,314,487, respectively, and made debt repayments totaling $4,228,886. For the year ended December 31, 2021, the Company raised capital through debt and equity totaling $3,398,605 and $2,676,644, respectively, and made debt repayments totaling $1,607,790. The Company expects debt and equity inflows to outpace outflows as the Company continues its expansion and utilizes cash in operating and investing activities.

Contractual Obligations and Commitments

Lease Obligations and Purchase Option

ZeroNox’s current lease for its operating facility will expire on August 31, 2023. As part of the lease agreement, the company is committed to fulfilling its financial and legal obligations to the lessor until the lease expires.

ZeroNox has the option to purchase the leased building, the land, and three adjacent parcels for $2,700,000. The Company plans to exercise this option before the lease term ends to support its anticipated accelerated growth. In this arrangement, the owner would carry the debt, effectively transforming ZeroNox’s rent payment into a mortgage payment. The transaction requires a modest down payment.

By fulfilling its lease obligations and potentially exercising the purchase option, ZeroNox aims to secure its operational facilities and bolster its long-term growth plans. These commitments will impact the company’s cash flow and financial position, necessitating prudent planning and management to ensure sufficient resources are available for meeting these obligations while continuing to invest in business expansion and product development.

Off Balance Sheet Arrangements

Since the date of our incorporation, we have not engaged in any off balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires the company’s management to make certain judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are based on historical experience, current conditions, and various other factors that are believed to be reasonable under the circumstances. The Company’s critical accounting policies and estimates include the following:

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the preparation of the consolidated financial statements principally include assessing the collectability of accounts receivable, inventory obsolescence, useful lives and potential impairment of long-lived assets, allowance for warranty reserves and the valuation allowance on deferred tax assets. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash consists of amounts held in financial institutions and consists of immediately available fund balances. The funds are maintained at stable financial institutions, generally at amounts in excess of federally insured limits. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable, net

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected and for product returns. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management additionally records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and expectations of future returns.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method. The Company reviews inventory for obsolete or slow-moving items and writes down such inventory to its net realizable value.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values.

Depreciation commences in the month the asset is placed in service. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of impairment. If there are indicators of impairment and we determine that the asset is not recoverable from future undiscounted cash flows to be received through the asset’s remaining life (or, if earlier, the expected disposal date), we record an impairment charge to the extent the carrying amount exceeds the asset’s estimated fair value or net proceeds from expected disposal.

Income Taxes

The Company accounts for income taxes using FASB ASC Topic 740, Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to reduce the net deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the guidance on accounting for uncertainty in income taxes. In accordance with this guidance, interest costs and related penalties would be calculated, if applicable, related to unrecognized tax benefits. Any interest recorded would be included in interest expense and any penalties recorded would be included in income tax expense.

Fair Value Measurements

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Revenue Recognition

The Company applies the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers, in order to determine the revenue (i) identification of the promised goods or services in the contracts; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has only one operating and reporting segment, which generates revenue from selling electric vehicles (i.e., utility terrain vehicles, transport shuttles, forklifts), lithium iron phosphate battery upgrades, electric vehicle conversion kits and from arrangements with OEMs to assist in the design and electric powertrain solutions needed to support their execution in bringing electric vehicles to the market.

Revenue is recognized when obligations under the terms of a contract with the Company’s customer are satisfied which occurs with the transfer of control of the Company’s products. This occurs either upon shipment or delivery of finished goods, depending on whether the contract is Free on Board (“FOB”) destination, or, in other situations such as consignment arrangements, when products are shipped to dealership locations under contractual line of credit agreements, when the customer has accepted the product.

Each customer purchase order or quote sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations (i.e., for customized solutions unique to a customer’s specifications), management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. For standard products and services with observable sales transactions, the observable sales transactions are used to determine the standalone selling price.

To the extent that the transaction price includes variable consideration, such as volume discounts and customer payment penalties, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Generally full payments are due upon fulfillment of contractual obligations. In certain cases, promissory notes are extended for up to 90 days. Select dealership locations may be offered an in-house line of credit within which electric vehicles can be borrowed against. In such instances, if a vehicle balance is not paid for within six months, interest will begin to accrue monthly. Shipping costs are included in cost of sales in the accompanying consolidated statements of operations, net of freight charges billed to customers.

Warranty Costs

Customers are provided with a manufacturer warranty that assures that the products meet standard specifications and are free of defects. The Company allows customers to purchase a warranty to extend that coverage. Claims incurred under the extended warranty programs are recorded based on open claims and historical experience, which have not been significant.

Deferred Revenue

Payments received in advance from customers against future product sales, multiple element arrangements and extended warranties are recorded as a current or non-current deferred revenue liability based on the time from the consolidated balance sheets date to the future date of revenue recognition.

Leases

The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are presented as right-of-use (“ROU”) assets and the corresponding lease liabilities are included in lease liability, current and lease liability, net on the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset, and lease liabilities represent the Company’s obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.

The Company has a long-term lease for warehouse/executive office space, which the Company has concluded to be an operating lease. Operating lease assets and liabilities are recognized as of the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or deferred lease payments, initial direct costs, lease incentives, and impairment of operating lease assets as applicable. To determine the present value of the lease payments not yet paid, the Company used the incremental secured borrowing rate for an existing secured loan corresponding to the maturities of the lease. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.

The Company has elected to exclude short-term leases having initial terms of 12 months or less.

Stock-based Compensation

The Company grants its employees, officers, directors, and consultants and advisors to the Company stock-based compensation awards under the 2017 Stock Option/Stock Issuance Plan (the “Plan”). The Company measures the cost of all stock-based transactions at fair value at the grant date and recognizes the associated stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the option vesting period, in accordance with ASC 718, Stock-Compensation. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company has made an accounting policy election to account for forfeitures of awards as they occur and reverse previously unrecognized compensation cost for portions of the award that are unvested at the time of forfeiture.

Distinguishing Liabilities from Equity

The Company relies on the guidance provided by ASC Topic 480, Distinguishing Liabilities from Equity (“ASC Topic 480”), to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet (“temporary equity”). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Advertising

Advertising costs are expensed as incurred.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk refers to the potential impact of fluctuations in market interest rates on the company’s financial performance. While the company’s exposure to interest rate risk is currently limited, we monitor the interest rate environment to assess the potential impact on our debt financing costs. Any significant changes in interest rates may affect the cost of our debt financing and could potentially impact our financial performance and cash flows.

Foreign Currency Risk

The company’s foreign currency risk is currently minimal, as we only deal in USD. This mitigates our exposure to fluctuations in foreign currency exchange rates that could otherwise have an impact on our financial performance. However, as we expand our operations globally or engage in transactions involving other currencies, we may need to implement strategies to manage and mitigate foreign currency risk. This could include using currency hedging instruments or diversifying our currency exposure.

MANAGEMENT OF NEW ZERONOX FOLLOWING

THE BUSINESS COMBINATION

The following sets forth certain information, as of June 20, 2023, concerning the persons who are expected to serve as directors and executive officers of New ZeroNox following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Director Election Proposal.”

Name	Age	Position
Executive Officers and Employee Directors:
Vonn R. Christenson	43	Chief Executive Officer and Director Nominee
Robert Cruess	36	President and Director Nominee
Jason Eggett	37	Chief Operating Officer
Karna Patel	40	Chief Financial Officer
Jacob Gotberg	39	Chief Technology Officer
Non-Employee Directors:
Eugene Arthur Cuelho, Jr.	58	Director Nominee
Kelley Ivancovich	68	Independent Director Nominee
Rahul Kakar	49	Independent Director Nominee
Dana Barsky	55	Independent Director Nominee
Colleen B. Brown	64	Independent Director Nominee

Executive Officers

Vonn R. Christenson. Vonn R. Christenson is expected to serve as the Chief Executive Officer and as a member of the board of directors of New ZeroNox. Mr. Christenson is a co-founder and the Chief Executive Officer of ZeroNox. He has led ZeroNox’s growth since its inception in 2017. Prior to founding ZeroNox, Mr. Christenson worked as an attorney and joined the Christenson Law Firm, specializing in business and contract disputes, personal injury, and intellectual property litigation. He has been serving as a partner at that law firm since January 2014. He has also been serving as a member of the board of directors of the Sierra Bancorp (NASDAQ: BSRR) since August 2016. Mr. Christenson currently resides in Porterville and is actively involved in the community including with the Porterville Optimist Club, and the Porterville Unified School District Academy of Law, Justice & Ethics Advisory Board. Mr. Christenson received his B.S. degree in Mathematics from Brigham Young University, and his J.D. degree from Harvard Law School. We believe that Mr. Christenson is well qualified to serve as a member of New ZeroNox’s board of directors due to the unique perspective he brings as our founder and Chief Executive Officer.

Robert Cruess. Robert Cruess is expected to serve as the President and as a member of the board of directors of New ZeroNox. Mr. Cruess is a co-founder and the President of ZeroNox, responsible for business and product development of ZeroNox since its inception in 2017. Between July 2015 and January 2020, Mr. Cruess was a branch manager of Alterra Home Loans. Mr. Cruess is currently on the board of directors of a number of private companies in the real estate investment business. Mr. Cruess received his B.S. degree in Business Administration and Management from Franciscan University of Steubenville. We believe that Mr. Robert’s experience as an entrepreneur along with his contributions to ZeroNox make him well qualified to serve as a member of New ZeroNox’s board of directors.

Jason Eggett. Jason Eggett is expected to serve as the Chief Operating Officer of New ZeroNox. Mr. Eggett has been serving as the Chief Operating Officer of ZeroNox since January 2021, responsible for sales, marketing, and operations leadership of ZeroNox. Mr. Eggett served as ZeroNox’s Vice President of Sales from January 2019 to January 2021. Between June 2016 to January 2019, Mr. Eggett worked as a solution specialist for Microsoft and was responsible for enterprise sales, gaining experience in account and partner management while serving Fortune 500 companies. Mr. Eggett received his B.S. degree in Strategic Management and M.B.A. degree in Business from Brigham Young University.

Karna Patel. Karna Patel who joined ZeroNox as its Chief Financial Officer on May 15, 2023 is expected to serve as the Chief Financial Officer of New ZeroNox. Immediately prior to ZeroNox, Mr. Patel was a Senior Director of Financial Planning and Analysis at Qualcomm Inc. During his tenure at Qualcomm since July 2008, he had led the team responsible for acquisitions and integration of multiple businesses, and had led finance and investments for a business unit. He received his M.B.A. degree from University of California Irvine, M.S. degree in Computer Science at University of Southern California and B.E. degree in Computer Engineering at the University of Mumbai.

Jacob Gotberg. Jacob Gotberg is expected to serve as the Chief Technology Officer of New ZeroNox. Mr. Gotberg has been serving as the Chief Technology Officer of ZeroNox since February 2023, leading ZeroNox’s engineering and information system efforts. Mr. Gotberg served as ZeroNox’s Director of Engineering from January 2021 to February 2023, leading ZeroNox’ engineering and R&D efforts. Between July 2020 to June 2021, he worked as a data scientist for BYU Broadcasting and was responsible for business intelligence and data pipeline design. Mr. Gotberg served as a senior software engineer for Software Group Inc. (dba Traxia), where he architected and authored software. From July 2016 to July 2017, Mr. Gotberg worked as a Cyberinfrastructure Engineer at University of Missouri, providing services in HPC engineering and research support. He also had prior engineering experience at SpaceX, G.E., and Department of Energy, which made him an ideal candidate as New ZeroNox’s Chief Technology Officer. Mr. Gotberg received his B.S. degree in Aerospace Engineering from University of Southern California.

Non-Employee Directors

Upon the consummation of the Business Combination, New ZeroNox anticipates its board of directors to be comprised of seven directors, each of whom will be voted upon by holders of G4G Class B ordinary shares who are entitled to vote on the Director Election Proposal at the extraordinary general meeting.

Kelley Ivancovich. Kelley Ivancovich is expected to serve as a member of the board of directors of New ZeroNox. Mr. Ivancovich has been serving as a member of the board of ZeroNox since December 2020. Mr. Ivancovich has experience in streamlining operations and overseeing management to its fullest potential. He has brought valuable experience in business assets diversification to ZeroNox and minimized its risk exposure in difficult times. Aside from his advisory role at ZeroNox, Mr. Ivancovich has extensive experience in the farming industry. More specifically, he was the founder of Central Valley Farms LP, a farming operation. Since 1994, he has been serving as the President of Central Valley Farms. Since 2000, Mr. Ivancovich has been serving as Managing Director for three commercial real estate companies - Freemont Properties LLC, Hamilton Properties LLC, and Superior Assets. He received his B.S. degree from Brigham Young University. We believe that Mr. Ivancovich, given his extensive experience in business, agriculture, and commercial real estate management, is well qualified to serve as a member of New ZeroNox’s board of directors.

Eugene Arthur Cuelho, Jr. Eugene Arthur Cuelho, Jr. is expected to serve as a member of the board of directors of New ZeroNox. Mr. Cuelho has been serving as a member of the board of ZeroNox since December 2020. Mr. Cuelho is the founder of Premier Trailer Manufacturing, Inc. (“Premier Trailer”), the largest trailer manufacturing company in California. Since July 1996, he has been serving as the Chief Executive Officer of Premier Trailer. Since July 2018, he has been serving as a Director for Invia Investments LLC, a real estate investment firm. Since January 2018, he has been serving as a Director for HCS of Merchants Isle LLC, another real estate investment firm. We believe that Mr. Cuelho, given his extensive experience in business, agriculture, and commercial real estate management, is well qualified to serve as a member of our board of directors.

Colleen B. Brown. Colleen B. Brown is expected to serve as a member of the board of directors of New ZeroNox. Ms. Brown currently serves on the board of directors of TrueBlue, Inc. (“TrueBlue”), a specialized workforce solutions provider. She has been serving on the board of TrueBlue since July 2014. From 2017 to 2022, she served as chair of the Innovation and Technology Committee of TrueBlue. Ms. Brown also serves as a director of the publicly traded Spark Networks SE, and the publicly traded Big 5 Sporting Goods Corporation, and the privately held Port Blakely, the venture capital firm SpringRock Ventures. She currently serves as a Director of a nonprofit organization, Delta Dental of Washington. Ms. Brown is a member of NACD, WCD, IWF, and C200. She has been recognized by National Association of Corporate Directors (NACD) as Director of the Year for the Pacific Northwest. In addition, she was selected by the NACD as a Top 100 Corporate Director for the United States. In 2020, she was identified as “Most Influential Director” by Women’s Inc Magazine. Previously, Ms. Brown served as Director, President, and Chief Executive Officer of Fisher Communications, a public multimedia and technology company. Ms. Brown has served as Chair of the board of directors of American Apparel, as a Director of CareerBuilder, and as a Director of Classified Ventures. She was the founder and Managing Director of Marca Global, an internet technology company. Her community activities have included the Washington Roundtable, a nonprofit public policy organization representing major private sector employers throughout Washington State, and the United Way of King County. Ms. Brown is a Henry Crown Fellow and a member of the Aspen Global Leadership Network at the Aspen Institute. She also holds a cyber certificate from Carnegie Mellon. We believe Ms. Brown is qualified to serve as a member of our board of directors due to her extensive executive experience in strategic planning, operations, corporate governance, finance, and technology.

Rahul Kakar. Rahul Kakar is expected to serve as a member of the board of directors of New ZeroNox. Mr. Kakar has served as the Chief Financial Officer and Chief Operations Officer of The Growth for Good Acquisition Corporation since its inception. For more information about Mr. Kakar, see “Information about G4G - Directors and Executive Officers.”

Dana Barsky. Ms. Barsky is expected to serve as a member of the board of directors of New ZeroNox. Ms. Barsky has served as a member of G4G’s Board of Directors and as its President since January 2022. For more information about Ms. Barsky, see “Information about G4G - Directors and Executive Officers.”

Corporate Governance

Composition of the Board of Directors

The business and affairs of New ZeroNox will be managed under the direction of our board of directors. See the section entitled “Director Election Proposal.” Under the Merger Agreement, the parties thereto agreed to certain rights of the Sponsor with respect to its board representation of New ZeroNox following the Closing.

Director Independence

As a result of New ZeroNox’s common stock being listed on Nasdaq following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Kelley Ivancovich, Rahul Kakar, Dana Barsky and Colleen Brown qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

New ZeroNox’s board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New ZeroNox will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter. New ZeroNox’s board of directors may from time to time establish other committees.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New ZeroNox’s committee charters will be posted on its website, , as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, New ZeroNox’s audit committee will consist of Rahul Kakar, Dana Barsky, and Colleen Brown, with Rahul Kakar serving as the chair of the committee. Each proposed member of the audit committee qualifies as an independent director under the Nadsaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each proposed member of the audit committee is financially literate. Following the Business Combination, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of Nasdaq.

The audit committee’s responsibilities will include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing New ZeroNox’s independent registered public accounting firm;
●	discussing with New ZeroNox’s independent registered public accounting firm their independence from management;
●	reviewing with New ZeroNox’s independent registered public accounting firm the scope and results of their audit;
●	pre-approving all audit and permissible non-audit services to be performed by New ZeroNox’s independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and New ZeroNox’s independent registered public accounting firm the interim and annual financial statements that New ZeroNox files with the SEC;

●	reviewing and monitoring New ZeroNox’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and
●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our board of directors will adopt a written charter for the audit committee which will be available on New ZeroNox’s website upon the completion of the Business Combination.

Compensation Committee

Upon the Closing, New ZeroNox’s compensation committee will consist of Colleen Brown, Rahul Kakar, and Kelley Ivancovich, with Colleen Brown serving as the chair of the committee. Each proposed member of the Compensation Committee is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

●	reviewing and approving corporate goals and objectives relevant to the compensation of New ZeroNox’s Chief Executive Officers, evaluating the performance of New ZeroNox’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of New ZeroNox’s Chief Executive Officer;
●	reviewing and setting or making recommendations to New ZeroNox’s board of directors regarding the compensation of New ZeroNox’s other executive officers;
●	making recommendations to New ZeroNox’s board of directors regarding the compensation of New ZeroNox’s directors;
●	reviewing and approving or making recommendations to New ZeroNox’s board of directors regarding New ZeroNox’s incentive compensation and equity-based plans and arrangements; and
●	appointing and overseeing any compensation consultants. We believe that the composition and functioning of New ZeroNox’s compensation committee meets the requirements for independence under the current Nasdaq listing standards.

Our board of directors will adopt a written charter for the compensation committee which will be available on New ZeroNox’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the Closing, New ZeroNox’s nominating and corporate governance committee will consist of Colleen Brown, Rahul Kakar, Dana Barsky, Vonn Christenson, Robert Cruess, Kelley Ivancovich, and Eugene Arthur Cuelho, Jr., with Colleen Brown serving as the chair of the committee. Each proposed member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

●	identifying individuals qualified to become members of New ZeroNox’s board of directors, consistent with criteria approved by New ZeroNox’s board of directors;
●	recommending to New ZeroNox’s board of directors the nominees for election to New ZeroNox’s board of directors at annual meetings of New ZeroNox’s stockholders;
●	overseeing an evaluation of New ZeroNox’s board of directors and its committees; and
●	developing and recommending to New ZeroNox’s board of directors a set of corporate governance guidelines. We believe that the composition and functioning of New ZeroNox’s nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New ZeroNox’s website upon the completion of the Business Combination.

Code of Ethics

New ZeroNoxs will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New ZeroNox’s website, . New ZeroNoxs intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of New ZeroNox’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than ZeroNox, that has one or more executive officers serving as a member of New ZeroNox’s board of directors.

EXECUTIVE COMPENSATION OF ZERONOX

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to ZeroNox prior to the Business Combination, and to New ZeroNox after the Business Combination.

This section discusses the material components of the executive compensation program for our 2022 named executive officers. Our named executive officers for fiscal year 2022 are:

●	Vonn Christenson, our Chief Executive Officer;
●	Robert Cruess, our President; and
●	Jason Eggett, our Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Closing may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2022 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2022.

					Option	All Other
		Salary		Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)		($)	($)(1)	($)(2)	($)
Vonn Christenson	2022	243,185	(3)	23,864	303,917	23,731	594,697
Chief Executive Officer
Robert Cruess	2022	243,185	(4)	29,215	303,917	23,121	599,438
President
Jason Eggett	2022	164,583		31,175	35,287	22,977	254,022
Chief Operating Officer

(1)Amounts reported represent the aggregate grant date fair value of stock options granted to our named executive officers during 2022 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 7 to our audited consolidated financial statements included in this proxy statement/prospectus. These amounts do not include the grant date fair value of stock options granted to Mr. Christenson and Mr. Cruess in March 2023.

(2)Amounts reported comprises of health plan premiums.

(3)During the fiscal year ended December 31, 2022, Mr. Christenson received $215,885 in annual salary in his capacity as CEO and also received cash directors fees totaling 27,300 for his service as a member of the Board.

(4)During the fiscal year ended December 31, 2022, Mr. Cruess received $215,885 in annual salary in his capacity as President and also received cash directors fees totaling $27,300 for his service as a member of the Board.

Narrative to the Summary Compensation Table

2022 Annual Base Salary

We pay our named executive officers a base salary to compensate them for services rendered to our company. The base salary payable to our named executive officers is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Effective on January 1, 2022, Mr. Christenson’s annual base salary increased from $180,000 to $210,000; Mr. Cruess’ annual base salary increased from $180,000 to $210,000; and Mr. Eggett’s annual base salary increased from $140,000 to $160,000.

Mr. Christenson and Mr. Cruess also each received cash compensation for their provision of services as a board member, including annual base payments of $12,000 each, as well as $1,200 for each Board meeting the director attended, and $600 for each

Board committee meeting the director attended. In fiscal year 2022, Mr. Christenson and Mr. Cruess each received cash compensation for serving as a Board member in the amount of $27,300.

Bonus Compensation

ZeroNox provides annual bonuses to its named executive officers based on various performance matrix for the fiscal year measured, including but not limited to, distribution center revenues, company-wide revenues, completion of quarterly and annual projections, completion of various electrification projects, and others. Vonn Christenson, Robert Cruess, and Jason Eggett earned annual cash bonuses of $23,864, $29,215, and $31,175, respectively during 2022.

Equity Compensation

During 2022, we granted stock options to our employees, including our named executive officers, under ZeroNox’s 2017 Stock Option/Stock Issuance Plan in order to attract and retain them, as well as to align their interests with the interests of our stockholders.

On January 10, 2022, we granted Mr. Christenson, as a board member, an option to purchase 100,000 shares of ZeroNox common stock at an exercise of $10 per share, which our board of directors determined to be fair market value of a share of ZeroNox common stock as of the date of grant. This option will vest at twenty-five percent (25%) each year beginning twelve (12) months after the vesting commencement date of January 1, 2021.

On April 18, 2022, we granted Mr. Christenson an additional option to purchase 12,000 shares of ZeroNox common stock at an exercise price of $10 per share, which our board of directors determined to be fair market value of a share of ZeroNox common stock as of the date of grant. This option will vest at one-third (1/3) each year beginning twelve (12) months after the grant date.

On January 10, 2022, we granted Mr. Cruess, as a board member, an option to purchase 100,000 shares of ZeroNox common stock to Mr. Cruess at an exercise price of $10 per share, which our board of directors determined to be fair market value of a share of ZeroNox common stock as of the date of grant. This option will vest at twenty-five percent (25%) each year beginning twelve (12) months after the vesting commencement date of January 1, 2021.

On April 18, 2022, we granted Mr. Cruess an option to purchase 12,000 shares of ZeroNox common stock at an exercise price of $10 per share, which our board of directors determined to be fair market value of a share of ZeroNox common stock as of the date of grant. This option will vest at one-third (1/3) each year beginning twelve (12) months after the grant date.

On April 18, 2022, we granted Mr. Eggett an option to purchase 12,000 shares of ZeroNox common stock at an exercise price of $10 per share, which our board of directors determined to be fair market value of a share of ZeroNox common stock as of the date of grant. This option will vest at one-third (1/3) each year beginning twelve (12) months after the grant date.

In connection with the Business Combination, and subject to approval by G4G’s shareholders, we will adopt the 2023 Incentive Award Plan (the “2023 Plan”). If approved by G4G’s shareholders, the 2023 Plan will be effective as of the date immediately preceding the Closing. For additional information about the 2023 Plan, please see the Incentive Award Plan Proposal.

Employment Agreements of Current Executive Officers

Mr. Christenson is a party to an employment agreement with ZeroNox, dated March 2, 2023, pursuant to which he is employed on an at-will basis and his compensation as ZeroNox’s Chief Executive Officer for 2023 will be based on several revenue thresholds such that (1) his annual base salary will increase from $210,000 to $250,000 if at anytime during 2023, ZeroNox’s revenue hits $15 million; $300,000 if it hits $30 million; and $350,000 if it hits $50 million, or upon completion of the Business Combination, (2) he will earn a commission of 0.25% on all ZeroNox’s revenue payable every quarter; and (3) he will receive additional end of year bonus of 25% of end-of-year base salary if the projected annual revenue of $24.4 million is hit during 2023. In connection with his employment agreement, Mr. Christenson also received an option to purchase 75,000 shares of ZeroNox common stock at an exercise price per share equal to $10. All 75,000 shares subject to this option shall become fully vested on December 31, 2024, the second anniversary date of the vesting commencement date of December 31, 2022. Mr. Christenson is not eligible to receive any severance payments in the event of termination of his employment.

Mr. Cruess is a party to an employment agreement with ZeroNox, dated March 2, 2023, pursuant to which he is employed on an at-will basis and his compensation as ZeroNox’s President for 2023 will be based on several revenue thresholds such that (1) his annual base salary will increase from $210,000 to $250,000 if at anytime during 2023, ZeroNox’s revenue hits $15 million; $300,000 if it hits $30 million; and $350,000 if it hits $50 million, or upon completion of the Business Combination, (2) he will earn a commission of 0.25% on all ZeroNox’s revenue payable every quarter, and (3) he will receive additional end of year bonus of 25% of end-of-year base salary if the projected annual revenue of $24.4 million is hit during 2023. In connection with his employment agreement, Mr. Cruess also received an option to purchase 75,000 shares of ZeroNox common stock at an exercise price of $10 per share. All 75,000 shares subject to this option shall become fully vested on December 31, 2024, the second anniversary date of the vesting commencement date of December 31, 2022. Mr. Cruess is not eligible to receive any severance payments in the event of termination of his employment.

Mr. Eggett is a party to an employment agreement with ZeroNox, dated December 26, 2022, pursuant to which he is employed on an at-will basis and his compensation as ZeroNox’s Chief Operating Officer for 2023 will be based on several revenue thresholds such that (1) his annual base salary will increase from $160,000 to $180,000 if at anytime during 2023, ZeroNox’s revenue hits $15 million; $200,000 if it hits $30 million; and $220,000 if it hits $50 million, or upon completion of the Business Combination, (2) he will earn a commission of either 0.2% or 0.05% of certain distributor revenue payable every quarter; and (3) he will receive (i) an additional bonus paid quarterly for hitting certain quarterly revenue projections; (ii) an additional end of year bonus of $15,000 if the projected annual revenue of $37 million is hit during 2023; and (iii) an additional $10,000 bonus payment once the first Tuatara vehicle with ZEPP is sold. Mr. Eggett is not eligible to receive any severance payments in the event of termination of his employment.

Mr. Jacob Gotberg joined ZeroNox in February 2023. Pursuant to his employment agreement with ZeroNox dated January 17, 2023, he will serve as ZeroNox’s Chief Technology Officer through August 1, 2024, and his annual base salary will increase from $180,000 to $235,000 once ZeroNox goes public. He will also be entitled to receive bonuses based on completion of various electrification projects in addition to a $10,000 bonus payment once the first Tuatara vehicle with ZEPP is sold and/or once the first mobile microgrid is sold. In connection with his employment, Mr. Gotberg was granted an option to purchase 15,000 shares of ZeroNox common stock at an exercise price of $10 per share, and these options will vest at 33-1/3% each year for the three years following the vesting commencement date. Mr. Gotberg is not eligible to receive any severance payments in the event of an early termination of his employment.

Mr. Karna Patel will join ZeroNox on May 15, 2023. Pursuant to his employment agreement with ZeroNox dated March 24, 2023, he will serve as ZeroNox’s Chief Financial Officer and his annual base salary will increase from $200,000 to $275,000 if ZeroNox is acquired by or merges with a special purpose acquisition company (a “SPAC Change of Control”). He will receive a one-time cash signing bonus of $45,000, and an additional one-time retention bonus of $45,000 upon the earlier of (i) six month anniversary date, or (ii) a SPAC Change of Control; except that he shall return the signing bonus and retention bonus in full to ZeroNox if prior to the one-year anniversary, he voluntarily terminates his employment without good reason, or if ZeroNox terminates his employment for cause. He will also receive a bonus of $25,000 upon each filing with the SEC any Form 10-Q quarterly report or Form 10-K annual report, and prior to any IPO or SPAC Change of Control, he will receive from ZeroNox on December 31 of each year an equity bonus equal to the number of shares of common stock equal to (i) 50% of his annual base salary divided by (ii) fair market value of the common stock as determined by ZeroNox’s board of directors. In connection with his employment, he will also receive (i) an option to purchase 110,000 shares of our common stock at an exercise price of $10 per share. Of the 110,000 options, 30,000 will vest upon the earlier of (A) six month anniversary of the effective date of the agreement and (B) SPAC Change of Control; 40,000 will vest upon the 13th month anniversary of the effective date; and the remaining 40,000 will vest upon the 24th month anniversary of the effective date of the employment agreement; and (ii) 5,000 shares of ZeroNox’s common stock valued at $10 per share in the form of Restricted Stock Units which will vest upon the 24th month anniversary of the effective date of the agreement.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of ZeroNox’s full-time employees, including our named executive officers, who have been working for ZeroNox for at least six months are eligible to participate in our group health insurance. We also provide various other employee benefits, including but not limited to, unemployment insurance, sick leave, paid vacation time, and others.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. We did not provide any perquisites or personal benefits to our named executive officers not otherwise made available to our other employees in 2022 (excluding the health plan premiums as disclosed in the above 2022 Summary Compensation Table).

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of ZeroNox common stock underlying outstanding option awards for our named executive officers as of December 31, 2022.

	Option awards					Stock awards
		Number	Number
		of securities	of securities
		underlying	underlying
		unexercised	unexercised	Option			Market value
	Vesting	options	options	exercise	Option	Number of shares that	of shares that
	commencement	(#)	(#)	price	expiration	have not vested	have not vested
Name	date	exercisable	unexercisable	($)	date	(#)	($)
Vonn Christenson	1/31/2020	180,000	—	1	1/31/2025	—	—
	2/24/2021	3,000	—	3	2/24/2026	—	—
	1/10/2022	100,000	—	10	1/10/2027	—	—
	4/18/2022	12,000	—	10	4/18/2027	—	—
Robert Cruess	1/31/2020	180,000	—	1	1/31/2025	—	—
	2/29/2021	3,000	—	3	2/24/2026	—	—
	1/10/2022	100,000	—	10	1/10/2027	—	—
	4/18/2022	12,000	—	10	4/18/2027	—	—
Jason Eggett	1/15/2020	225,000	—	1	1/15/2025	—	—
	4/18/2022	12,000	—	10	4/18/2027	—	—

2022 Director Compensation Table

In 2022, ZeroNox entered into certain director compensation letter agreements with its non-employee directors, providing for (i) an annual base compensation of $12,000, (ii) additional $1,200 for each board meeting attended, (iii) $600 for each board committee meeting attended, and (iv) fully-vested option to purchase 25,000 of ZeroNox’s common stock at a price of $10.00 per share, pursuant to the terms of the 2017 Stock Option/Stock Issuance Plan, as amended (the “2017 Plan”). Further, to the extent that the directors remain in service to ZeroNox, they will receive additional options at the end of each of 2022, 2023, and 2024, to purchase 25,000 shares of ZeroNox’s common stock (100,000 shares in the aggregate with respect to such years), in each case subject to vesting.

The following table sets forth all of the compensation awarded to, earned by or paid to ZeroNox’s non-employee directors during 2022.

	Fees Earned or	Option	All Other
	Paid in Cash	Awards	Compensation	Total
Name	($)	($)	($)	($)
Kelley Ivancovich	27,300	268,630	—	295,930
Eugene Arthur Cuelho, Jr.	27,300	268,630	—	295,930
Maria Elena Nunez Murdock	26,100	268,630	—	294,730

Name	Option Awards Outstanding at Year End
Kelley Ivancovich	100,000
Eugene Arthur Cuelho, Jr.	100,000
Maria Elena Nunez Murdock	100,000

Kelley Ivancovich and Eugene Arthur Cuelho, Jr. are expected to join the board of directors of New ZeroNox. We intend to approve and implement a compensation program for our non-employee directors, to be effective in connection with the consummation of the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of G4G ordinary shares as of June 15, 2023 and (ii) the expected beneficial ownership of shares of New ZeroNox common stock immediately following consummation of the Business Combination (the “Ownership Date”) (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:

●	each person who is known to be the beneficial owner of more than 5% of G4G ordinary shares and is expected to be the beneficial owner of more than 5% of shares of New ZeroNox common stock post-Business Combination;
●	each of G4G’s current executive officers and directors;
●	each person who will become an executive officer or director of New ZeroNox post-Business Combination; and
●	all executive officers and directors of G4G as a group pre-Business Combination, and all executive officers and directors of New ZeroNox post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of the Ownership Date.

The beneficial ownership of G4G ordinary shares pre-Business Combination is based on 32,425,000 G4G ordinary shares, issued and outstanding as of the Ownership Date, which includes an aggregate of (i) 26,100,000 G4G Class A ordinary shares and (ii) 6,325,000 Class B ordinary shares outstanding as of such date.

The expected beneficial ownership of shares of New ZeroNox common stock post-Business Combination assumes two scenarios:

(i)

a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination and (ii) New ZeroNox issues 54,134,375 shares of New ZeroNox common stock, which, in the case of ZeroNox Options, will be shares underlying awards based on New ZeroNox common stock to ZeroNox stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement; and

(ii)

a “maximum redemption” scenario where (i) 21,598,695 public shares of G4G are redeemed for their pro rata share of the funds in G4G’s trust account in connection with the Business Combination and (ii) New ZeroNox issues 31,535,680 shares of New ZeroNox common stock, which, in the case of ZeroNox Options, will be shares underlying awards based on New ZeroNox common stock to ZeroNox stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement. This scenario gives effect to G4G’s public share redemptions of 21,598,695 shares for aggregate redemption payments of approximately $223.1 million as well as the forfeiture of 1,000,000 Sponsor Class B common shares as of the Closing Date as agreed to in the Sponsor Support Agreement as a result of redemptions of Class A common shares exceeding 95% of the Class A common shares outstanding.

We estimate that there would be 54,134,375 shares of New ZeroNox common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 31,535,680 shares of New ZeroNox common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of New ZeroNox common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of the Ownership Date.

Unless otherwise indicated, G4G believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination				Post-Business Combination
					Assuming No		Assuming Maximum
					Redemption		Redemption
		% of	% of	% of	Number of		Number of
	Number of	Class A	Class B	Class	Shares of		Shares of
	Ordinary	Ordinary	Ordinary	Ordinary	New ZeroNox		New ZeroNox
	Shares(2)	Shares	Shares	Shares	Common Stock	%	Common Stock	%
Name and Address of Beneficial Owner(1)
5% Holders
G4G Sponsor LLC(3)	7,125,000	3.1%	100.0%	22.0%	6,334,375	11.7%	5,334,375	17.1%
Saba Capital Management, L.P.(4)	2,068,611	7.9%	—	—	2,068,611	3.8%	2,068,611	6.6%
Adage Capital Partners, L.P.(5)	1,980,000	7.6%	—	—	1,980,000	3.7%	1,980,000	6.3%
Millennium Management LLC(6)	1,686,301	6.5%	—	—	1,686,301	3.1%	1,686,301	5.4%
Highbridge Capital Management, LLC(7)	1,427,959	5.5%	—	—	1,427,959	2.6%	1,427,959	4.6%
Shaolin Capital Management LLC(8)	1,306,605	5.0%	—	—	1,306,605	2.4%	1,306,605	4.2%

Directors and Executive Officers Pre-Business Combination
Yana Watson Kakar(3)	—	—	—	—	—	—	—	—
Vikram Gandhi(9)	—	—	—	—	—	—	—	—
Dana Barsky(3)	—	—	—	—	—	—	—	—
David Birnbaum(3)	—	—	—	—	—	—	—	—
Rahul Kakar(3)	—	—	—	—	—	—	—	—
Isabelle Freidheim(9)	—	—	—	—	—	—	—	—
Alex Roetter(9)	—	—	—	—	—	—	—	—
All G4G directors and executive officers as a group (seven individuals)	—	—	—	—	—	—	—	—

Directors and Executive Officers Post-Business Combination
Vonn R. Christenson(10)	—	—	—	—	3,480,232	6.4%	3,480,232	11.0%
Robert Cruess(11)	—	—	—	—	3,778,538	6.9%	3,778,538	12.0%
Jason Eggett(12)	—	—	—	—	264,788	*	264,788	*
Karna Patel	—	—	—	—	—	—	—	—
Jacob Gotberg	—	—	—	—	—	—	—	—
Kelley Ivancovich(13)	—	—	—	—	282,664	*	282,664	*
Eugene Arthur Cuelho, Jr.(14)	—	—	—	—	896,034	1.7%	896,034	2.9%
Colleen B. Brown	—	—	—	—	—	—	—	—
Yana Watson Kakar(3)	—	—	—	—	—	—	—	—
Dana Barsky(3)	—	—	—	—	—	—	—	—

All New ZeroNox directors and executive officers as a group (ten individuals)						%		%
*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 12 E 49th Street, 11th Floor, New York, NY 10017.
(2)	Prior to the Closing, holders of record of G4G Class A ordinary shares and G4G Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by G4G shareholders and vote together as a single class, except as required by law; provided, that holders of G4G Class B ordinary shares have the right to elect all of G4G’s directors prior to the Closing, and holders of G4G’s Class A ordinary shares are not entitled to vote on the election of directors during such time. As a result of and upon the effective time of the Domestication, (a) each of the then issued and outstanding G4G Class A ordinary shares will convert automatically into one share of New ZeroNox common stock and (b) each of the then issued and outstanding G4G Class B ordinary shares will convert automatically into one share of New ZeroNox common stock.

(3)	The shares reported in the table above are held in the name of the Sponsor. Yana Watson Kakar, Rahul Kakar and David Birnbaum are the managing members of the Sponsor. Each managing member has one vote, and the approval of two of three managing members is required to approve an action by G4G Sponsor LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to G4G Sponsor LLC. Based upon the foregoing analysis, no individual managing members of G4G Sponsor LLC exercises voting or dispositive control over any of the securities held by G4G Sponsor LLC, even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. Additionally, each of our officers, directors and strategic advisors is, directly or indirectly, a member of the Sponsor or have direct or indirect economic interests in the Sponsor, and each of them disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of his or her ultimate pecuniary interest. Further, two institutional investors (the “Anchor Investors”) have subscribed to purchase membership interests in the Sponsor. These Anchor Investors have collectively indicated an interest in purchasing approximately 19% of the units in the initial public offering. However, because indications of interest are not binding agreements or commitments to purchase, the Anchor Investors may determine not to purchase any such units, or to purchase fewer units than they have indicated an interest in purchasing. Furthermore, we are not under any obligation to sell any such units to the Anchor Investors. These Anchor Investors have committed to provide $4,000,000 of upfront capital to G4G Sponsor LLC in return for a minority economic ownership interest. Such Anchor Investors will not receive voting or governance rights.
(4)	According to a Schedule 13G filed on December 20, 2021, as amended on February 14, 2022 and on February 14, 2023, Saba Capital Management, L.P., Boaz R. Weinstein and Saba Capital Management GP, LLC acquired 2,068,611 G4G Class A ordinary shares. The business address for the reporting persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
(5)	According to a Schedule 13G filed on December 27, 2021, Adage Capital Partners, L.P. acquired 1,980,000 G4G Class A ordinary shares. The business address for the reporting persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
(6)	According to a Schedule 13G filed on March 28, 2022, as amended on January 10, 2023, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander acquired 1,686,301 G4G Class A ordinary shares. The business address for the reporting persons is 399 Park Avenue, New York, New York 10022.
(7)	According to a Schedule 13G filed on February 2, 2023, Highbridge Capital Management, LLC acquired 1,427,959 G4G Class A ordinary shares. The business address for the reporting persons is 277 Park Avenue, 23rd Floor, New York, New York 10172.
(8)	According to a Schedule 13G filed on February 14, 2023, Shaolin Capital Management LLC acquired 1,306,605 G4G Class A ordinary shares. The business address for the reporting persons is 230 NW 24th Street, Suite 603, Miami, FL 3312.
(9)	Each of our independent directors is, directly or indirectly, a member of the Sponsor or has direct or indirect economic interests in the Sponsor, and each of them disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of his or her ultimate pecuniary interest.
(10)	Includes options to purchase 413,382 shares of New ZeroNox’s common stock at closing.
(11)	Includes options to purchase 413,382 shares of New ZeroNox’s common stock at closing.
(12)	Includes options to purchase 264,788 shares of New ZeroNox’s common stock at closing.
(13)	Includes options to purchase 115,077 shares of New ZeroNox’s common stock at closing.
(14)	Includes options to purchase 115,077 shares of New ZeroNox’s common stock at closing.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Growth for Good Acquisition Corporation

Founder Shares

On July 15, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of the offering and formation costs in consideration of 6,325,000 G4G Class B ordinary shares, which were issued to the sponsor on July 15, 2021. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the issued and outstanding shares (excluding G4G Class A ordinary shares underlying the private placement units) upon completion of the initial public offering. Up to 825,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on December 14, 2021, none of the shares were forfeited and none of the 6,325,000 G4G Class B ordinary shares issued and outstanding remain subject to forfeiture (excluding such shares subject to forfeiture pursuant to the Sponsor Support Agreement). The Founder Shares (including G4G Class A ordinary shares issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Private Placement Units

Simultaneously with the closing of the initial public offering, G4G completed the private sale of an aggregate of 800,000 private placement units to the Sponsor for a purchase price of $10.00 per private placement unit, generating gross proceeds of $8,000,000. Each private placement unit consists of one G4G Class A ordinary share, and one-half of one redeemable warrant with each whole warrant entitling the holder thereof to purchase one G4G Class A ordinary share for $11.50 per share, subject to adjustment. The private placement units (including G4G Class A ordinary shares issuable upon exercise of the private placement warrant included therein) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of an initial business combination.

Support Services Agreement

G4G entered into an agreement, commencing on December 10, 2021, to pay the Sponsor a total of up to $25,000 per month for office space, utilities and secretarial and administrative support. Upon completion of an initial business combination or the liquidation, G4G will cease paying these monthly fees.

Registration Rights

G4G has entered into a registration rights agreement pursuant to which the Sponsor is entitled to certain registration rights with respect to the private placement units, the units issuable upon conversion of working capital loans (if any), G4G Class A ordinary shares and warrants contained therein and G4G Class A ordinary shares issuable upon exercise of the foregoing. G4G will bear the expenses incurred in connection with the filing of any such registration statements.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, G4G, certain directors and officers of G4G, the Sponsor and ZeroNox entered into the Sponsor Support Agreement, dated as of March 7, 2023, a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of G4G agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that, effective as of and conditioned upon the Closing, (i) the Sponsor will forfeit 790,625 G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G further agreed that, effective as of and conditioned upon the Closing, the Sponsor will forfeit up to 1,000,000 additional G4G Class B ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Redemption Forfeited Shares”), as follows:

(i)1,000,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 95% or more of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption (as defined in the Merger Agreement) prior to the Effective Time;
(ii)750,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 90% or more but less than 95% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time;
(iii)250,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 85% but less than 90% of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and
(iv)no Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 85% or less of G4G Class A ordinary shares elect to effect an Acquiror Share Redemption.

Pursuant to the Sponsor Support Agreement, the Sponsor and such directors and officers of G4G additionally agreed that the Sponsor will not transfer, assign or sell its G4G ordinary shares, together with all shares of domesticated New ZeroNox common stock issued upon conversion thereof (the “Lock-Up Shares”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing Date; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of domesticated New ZeroNox common stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period (as defined below); and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of domesticated New ZeroNox common stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period. Any Lock-Up Shares that have not been released upon the earlier of (x) the fifth (5th) anniversary of the Closing Date and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), shall immediately and automatically upon the end of the Lock-Up Period be forfeited and surrendered to G4G without consideration.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of G4G and (c) the effective time of the Merger. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Related Party Note and Advances

Prior to the closing of G4G’s initial public offering, the Sponsor loaned G4G $237,784 under an unsecured promissory note, which were used for a portion of the expenses of the initial public offering. The loans were fully repaid upon the closing of the initial public offering.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of G4G’s officers and directors may, but are not obligated to, loan G4G funds as may be required. If G4G complete an initial business combination, G4G may repay such loaned amounts out of the proceeds of the trust account released to G4G. In the event that the initial business combination does not close, G4G may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans by G4G’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. G4G does not expect to seek loans from parties other than the Sponsor, its affiliates or G4G’s management team as G4G does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

No compensation of any kind, including finder’s and consulting fees, will be paid by G4G to the Sponsor, officers and directors, or their respective affiliates, for services rendered, prior to or in connection with the completion of an initial business combination. However, the Sponsor may transfer certain of its G4G Class B ordinary shares to G4G’s directors or advisors, or their affiliates, in conjunction with an initial business combination in the event such parties bring specific target company, industry or market expertise, as well as insights or relationships that G4G believe are necessary in order to locate, assess, negotiate and consummate an initial business combination. In addition, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on G4G’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. G4G audit committee will review on a quarterly basis all payments that were made by G4G to the Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on G4G’s behalf.

ZeroNox

Central Valley Farms

On August 30, 2021, Central Valley Farms LP (“Central Valley”) which is owned by one of our directors, Kelley Ivancovich, loaned us $1,500,000. Parties amended the promissory note on January 1, 2022, July 1, 2022, January 1, 2023 and April 1, 2023.

On January 1, 2023, Central Valley amended the terms of the loan such that the accrued interest of $63,299 was capitalized to the principal balance, increasing the principal balance to $1,662,246. On April 1, 2023, the maturity date was extended to June 1, 2023. Between January 1, 2022 and June 1, 2023, interest on the unpaid principal balance of this loan compounded monthly at a rate of 8% per annum. As of March 15, 2023, the outstanding balance of this loan was $1,662,246.47 plus accrued interest of $32,636.30. ZeroNox has also agreed to issue Central Valley 2,000 shares of its common stock in the event that this loan remains unpaid on June 1, 2023.

On January 17, 2022, Central Valley loaned us an additional $1,000,000 which became due on March 17, 2022. Interest on the unpaid principal balance of this loan compounded monthly at a rate of 8% per annum. This loan was repaid in full in March 2022.

On September 27, 2022, Central Valley loaned us an additional $400,000 which became due on October 11, 2022. Interest on the unpaid principal balance of this loan compounded monthly at a rate of 8% per annum. This loan was repaid in full in October 2022.

On December 1, 2022, Central Valley loaned us an additional $500,000. The loan amendments extended the maturity date initially to April 1, 2023, then to June 1, 2023. Between December 1, 2022 and June 1, 2023, interest on the unpaid principal balance of this loan compounded monthly at a rate of 8% per annum. As of March 15, 2023, the outstanding balance of this loan was $500,000 plus accrued interest of $11,493. ZeroNox has also agreed to issue Central Valley 650 shares of its common stock in the event that this loan remains unpaid on June 1, 2023.

On January 16, 2023, Central Valley loaned us an additional $400,000. On April 1, 2023, the maturity date was extended from April 1 to June 1, 2023. Between January 16, 2023 and June 1, 2023, interest on the unpaid principal balance of this loan compounds monthly at a rate of 8% per annum. As of March 15, 2023, the outstanding balance of this loan was $400,000 plus accrued interest of $9,194. ZeroNox has also agreed to issue Central Valley 500 shares of its common stock in the event that this loan remains unpaid on June 1, 2023.

Premier Trailer Manufacturing

On March 11, 2022, we issued and sold to Premier Trailer Manufacturing, Inc. (“Premier Trailer”), which is owned by one of our directors, Eugene Arthur Cuelho, Jr., a Convertible Promissory Note in the aggregate principal amount of $5,000,000 (the “PT Note”). This PT Note bears simple interest at 8% per annum and has an 18-month term. On August 18, 2022, we paid $260,000 towards the outstanding balance of this PT Note. Anytime before March 11, 2023 and without our consent, Premier Trailer may convert any unpaid balance of this PT Note into our common stock at $10 per share. Interest would accrue only on the portion of the PT Note that is not converted. As of March 15, 2023, the outstanding balance of this loan was $4,640,000 plus accrued interest of $419,862.

Employment Agreements with executive officers

We entered into an employment agreement with each of our executive officers, providing for increase in their compensation based on certain pre-determined revenue thresholds in 2023 and other performance-based bonus payments. See “Executive Compensation of ZeroNox – Employment Agreements.”

Stock Options

Pursuant to ZeroNox’s 2017 Stock Option/Stock Issuance Plan (the “2017 Plan”), ZeroNox Options stock options to its employees, nonemployee directors, consultants and other independent advisors. The option exercise price may not be less than the underlying stock’s fair market value at the date of grant. Vesting occurs over various periods defined in the individual stock option agreements. All options have a term of up to five years.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of New ZeroNox will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

●	any person who is, or at any time during the applicable period was, one of New ZeroNox’s executive officers or directors;
●	any person who is known by the post-combination company to be the beneficial owner of more than 5% of New ZeroNox’s voting stock;
●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of New ZeroNox’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New ZeroNox’s voting stock; and
●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

New ZeroNox will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

G4G is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and G4G’s Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New ZeroNox, your rights will differ in some regards as compared to when you were a shareholder of G4G.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of G4G and New ZeroNox according to applicable law or the organizational documents of G4G and New ZeroNox.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of G4G, attached to this proxy statement/prospectus as Annex H, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex D and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex E. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to New ZeroNox and G4G, respectively.

	Delaware	Cayman Islands

Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act and G4G’s Cayman Constitutional Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by an affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the relevant meeting).

Appraisal or Dissenters’ Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

	Delaware	Cayman Islands

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal C).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors of G4G owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect or actual fraud.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be limited, except to the extent any such limitation may be held by the Cayman Islands courts to be contrary to public policy, such as with regard to their own willful default, willful neglect, or actual fraud.

DESCRIPTION OF NEW ZERONOX SECURITIES

The following summary of certain provisions of New ZeroNox securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex D and Annex E, respectively.

Authorized Capitalization

General

The total amount of New ZeroNox’s authorized capital stock consists of shares of New ZeroNox common stock, par value $0.0001 per share, and shares of New ZeroNox preferred stock, par value $0.0001 per share. New ZeroNox expects to have approximately shares of New ZeroNox common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of New ZeroNox’s capital stock. New ZeroNox urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively).

Preferred Stock

The Board of New ZeroNox has authority to issue shares of New ZeroNox preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of New ZeroNox preferred stock could have the effect of decreasing the trading price of New ZeroNox’s common stock, restricting dividends on New ZeroNox’s capital stock, diluting the voting power of New ZeroNox’s common stock, impairing the liquidation rights of New ZeroNox’s capital stock, or delaying or preventing a change in control of New ZeroNox.

Common Stock

New ZeroNox common stock is not entitled to preemptive or other similar subscription rights to purchase any of New ZeroNox’s securities. New ZeroNox common stock is neither convertible nor redeemable. Unless New ZeroNox’s board of directors determines otherwise, New ZeroNox will issue all of New ZeroNox’s capital stock in uncertificated form.

Voting Rights

Each holder of New ZeroNox common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, except as provided by the Proposed Certificate of Incorporation and outlined below. The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights. In addition, the affirmative vote of holders of 66 2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividend Rights

Each holder of shares of New ZeroNox’s capital stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of New ZeroNox’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of New ZeroNox preferred stock, if any, and any contractual limitations on New ZeroNox’s ability to declare and pay dividends.

Other Rights

Each holder of New ZeroNox common stock is subject to, and may be adversely affected by, the rights of the holders of any series of New ZeroNox preferred stock that New ZeroNox may designate and issue in the future.

Liquidation Rights

If New ZeroNox is involved in voluntary or involuntary liquidation, dissolution or winding up of New ZeroNox’s affairs, or a similar event, each holder of New ZeroNox common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of New ZeroNox preferred stock, if any, then outstanding.

Redeemable Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one whole share of New ZeroNox common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of December 14, 2022 or 30 days after the Closing, provided in each case that we have an effective registration statement under the Securities Act covering the shares of New ZeroNox common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available (or we permit holders to exercise their public warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a public warrant holder may exercise its public warrants only for a whole number of shares of New ZeroNox common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder.

The warrants will expire five years after the Closing, exercisable at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New ZeroNox common stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New ZeroNox common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No public warrant will be exercisable and we will not be obligated to issue shares of New ZeroNox common stock upon exercise of a public warrant unless the shares of New ZeroNox common stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the Closing, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement for the registration, under the Securities Act, of the shares of New ZeroNox common stock issuable upon exercise of the public warrants. We will use our commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the shares of New ZeroNox common stock issuable upon exercise of the public warrants is not effective by the sixtieth (60th) business day after the Closing, public warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if shares of New ZeroNox common stock are at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under applicable blue sky laws to the extent an exemption is available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of shares of New ZeroNox common stock per warrant equal to the quotient obtained by dividing (x) the product of the number of shares of New ZeroNox common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the 10-day average closing price as of the date on which the notice of redemption is sent to the holders of the warrants. The “10-day average closing price” means, as of any date, the average last reported sale price of New ZeroNox common stock as reported during the 10 trading day period ending on the trading day prior to such date.

Redemption of public warrants. Once the public warrants become exercisable, we may redeem the outstanding public warrants:

●	in whole and not in part;
●	at a price of $0.01 per public warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price of New ZeroNox common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a public warrant as described under the heading “— Redeemable Warrants — Public Warrants — Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the public warrant holders.

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the shares of New ZeroNox common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those shares of New ZeroNox common stock is available throughout the 30-day redemption period or we have elected to require the exercise of the public warrants on a “cashless basis” as described below. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the shares of New ZeroNox common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the public warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” we will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New ZeroNox common stock issuable upon the exercise of our public warrants. If we take advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New ZeroNox common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the 10-day average closing price as of the date on which the notice of redemption is sent to the holders of the warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New ZeroNox common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call our warrants for redemption and we do not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

Redemption procedures. A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as specified by the holder) of the shares of New ZeroNox common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of New ZeroNox common stock is increased by a dividend payable in shares of New ZeroNox common stock, or by a split-up of shares of New ZeroNox common stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of New ZeroNox common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of New ZeroNox common stock. A rights offering to holders of shares of New ZeroNox common stock entitling holders to purchase shares of New ZeroNox common stock at a price less than the fair market value will be deemed a share dividend of a number of shares of New ZeroNox common stock equal to the product of (i) the number of shares of New ZeroNox common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New ZeroNox common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of New ZeroNox common stock paid in such rights offering divided by (y) the fair market value. For these purposes if the rights offering is for securities convertible into or exercisable for shares of New ZeroNox common stock, in determining the price payable for shares of New ZeroNox common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion. “Fair market value” means the 10-day average closing price as of the first date on which the shares of New ZeroNox common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. Notwithstanding anything to the contrary, no shares of New ZeroNox common stock shall be issued at less than their par value.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of New ZeroNox common stock on account of such shares of New ZeroNox common stock (or other shares of our share capital into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New ZeroNox common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New ZeroNox common stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares New ZeroNox common stock in connection with the Business Combination, (d) to satisfy the redemption rights of the holders of shares of New ZeroNox common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to provide holders of New ZeroNox common stock the right to have their shares redeemed in connection with the Business Combination or to redeem 100% of our public shares if we do not complete the Business Combination within the prescribed time period or with respect to any other provision relating to the rights of holders of New ZeroNox common stock, or (e) in connection with the redemption of New ZeroNox common stock upon our failure to complete the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New ZeroNox common stock in respect of such event.

If the number of outstanding shares of New ZeroNox common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of New ZeroNox common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New ZeroNox common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of New ZeroNox common stock.

Whenever the number of shares of New ZeroNox common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted (to the nearest cent) by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New ZeroNox common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New ZeroNox common stock so purchasable immediately thereafter. The Warrant Agreement provides that no adjustment to the number of the shares of New ZeroNox common stock issuable upon exercise of a warrant will be required until cumulative adjustments amount to 1% or more of the number of shares of New ZeroNox common stock issuable upon exercise of a warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of shares of New ZeroNox common stock issuable upon exercise of a warrant and (ii) on the exercise date of any warrant.

In case of any reclassification or reorganization of the issued and outstanding shares of New ZeroNox common stock (other than those described above or that solely affects the par value of such shares of New ZeroNox common stock), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing entity and that does not result in any reclassification or reorganization of our outstanding shares of New ZeroNox common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of New ZeroNox common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New ZeroNox common stock in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of such transaction, the public warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the public warrants otherwise do not receive the full potential value of the public warrants.

The public warrants will be issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, which is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the public warrants. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in this proxy statement/prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of New ZeroNox common stock and any voting rights until they exercise their public warrants and receive shares of New ZeroNox common stock. After the issuance of shares of New ZeroNox common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of New ZeroNox common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New ZeroNox common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.”

Private Placement Warrants

The private placement warrants (including the shares of New ZeroNox common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the Closing (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us. The private placement warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the Closing, or earlier upon liquidation. The private placement warrants will be non-redeemable and will be exercisable on a cashless basis.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New ZeroNox common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New ZeroNox common stock underlying the warrants, multiplied by the excess of the “10-day average closing price” as of the date prior to the date on which notice of exercise is sent or given to the warrant agent, less the warrant exercise price by (y) the 10-day average closing price. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of New ZeroNox common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.

Rights

Each right represents the right to receive one-sixteenth (1/16) of one share of New ZeroNox common stock upon the Closing, so each holder of 16 rights will receive one share of New ZeroNox common stock upon the Closing, even if the holder of such right redeemed all shares of New ZeroNox common stock held by him, her or it in connection with the Business Combination. No fractional shares will be issued upon conversion of any rights, so holders must hold rights in denominations of 16 in order to receive a share of New ZeroNox common stock at the Closing. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional share of New ZeroNox common stock upon the Closing. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours).

As soon as practicable upon the Closing, we will direct holders of the rights to return their rights certificates to Continental Stock Transfer & Trust Company, in its capacity as rights agent. Upon receipt of the rights certificate, we will issue to the registered holder of such rights the number of full shares of New ZeroNox common stock to which the holder is entitled.

If we are unable to complete the Business Combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Promptly upon the Closing, we will direct registered holders of the rights to return their rights to our rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such right(s) the number of full shares of New ZeroNox common stock to which he, she or it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon the Closing and have been informed by the rights agent that the process of exchanging their rights for shares of New ZeroNox common stock should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the rights upon the Closing. Other than confirming that the rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon the Closing. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

A holder must have 16 rights in order to receive one share of New ZeroNox common stock at the Closing. In the event that any holder would otherwise be entitled to any fractional share upon exchange of his, her or its rights, we will reserve the option, to the fullest extent permitted by applicable law, to deal with any such fractional entitlement at the relevant time as we see fit, which would include the rounding down of any entitlement to receive New ZeroNox common stock to the nearest whole share (and in effect extinguishing any fractional entitlement), or the holder being entitled to hold any remaining fractional entitlement (without any share being issued) and to aggregate the same with any future fractional entitlement to receive shares in the company until the holder is entitled to receive a whole number. Any rounding down and extinguishment may be done with or without any in lieu cash payment or other compensation being made to the holder of the relevant rights, such that value received on exchange of the rights may be considered less than the value that the holder would otherwise expect to receive. All holders of rights shall be treated in the same manner with respect to the issuance of shares upon conversion of the rights.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the rights agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.”

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New ZeroNox. New ZeroNox expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New ZeroNox to first negotiate with the Board, which New ZeroNox believes may result in an improvement of the terms of any such acquisition in favor of New ZeroNox’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Board, (c) the Chief Executive Officer of New ZeroNox or (d) the President of New ZeroNox, provided that such special meeting may be postponed, rescheduled or cancelled by the Board or other person calling the meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Proposed Bylaws provide for advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Removal of Directors

The Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the then outstanding shares of New ZeroNox entitled to vote at an election of directors.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Proposed Certificate of Incorporation, New ZeroNox opted out of Section 203 of the DGCL, but will provide substantially similar restrictions regarding takeovers by interested stockholders. Under Article X of the Proposed Certificate of Incorporation, for so long as New ZeroNox’s securities are registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), New ZeroNox will not be able to engage in a business combination with any “interested stockholder” for three years following the date that a person becomes an “interested stockholder” (as defined in the Proposed Certificate of Incorporation), unless: (a) before such stockholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of New ZeroNox at the time of the transaction, excluding for purposes of determining the outstanding voting stock (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at the time or after the stockholder became an interested stockholder, the business combination is approved by board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting stock of New ZeroNox which is not owned by the interested stockholder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that New ZeroNox will indemnify New ZeroNox’s directors to the fullest extent authorized or permitted by applicable law. New ZeroNox expects to enter into agreements to indemnify New ZeroNox’s directors, executive officers and other employees as determined by the Board. Under the Proposed Bylaws, New ZeroNox is required to indemnify each of New ZeroNox’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New ZeroNox or was serving at New ZeroNox’s request as a director, officer, employee or agent for another entity. New ZeroNox must indemnify New ZeroNox’s officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of New ZeroNox, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require New ZeroNox to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by New ZeroNox. Any claims for indemnification by New ZeroNox’s directors and officers may reduce New ZeroNox’s available funds to satisfy successful third-party claims against New ZeroNox and may reduce the amount of money available to New ZeroNox.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation provides that: (i) unless New ZeroNox consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of New ZeroNox, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New ZeroNox to New ZeroNox or to New ZeroNox’s stockholders, (C) any action arising pursuant to any provision of the DGCL, New ZeroNox’s bylaws or New ZeroNox’s certificate of incorporation (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim against New ZeroNox or any current or former director, officer or stockholder governed by the internal affairs doctrine; (ii) unless New ZeroNox consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; (iii) notwithstanding the foregoing, the forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; and (iv) any person or entity purchasing or otherwise acquiring any interest in any security of New ZeroNox will be deemed to have notice of and consented to these provisions.

Although the Proposed Certificate of Incorporation contains the forum selection provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such forum selection provisions as written in connection with claims arising under the Securities Act.

Transfer Agent , Warrant Agent and Rights Agent

The transfer agent for New ZeroNox common stock, warrant agent for our warrants and rights agent for our rights will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ZERONOX SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New ZeroNox common stock or New ZeroNox warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New ZeroNox at the time of, or at any time during the three months preceding, a sale and (ii) New ZeroNox is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New ZeroNox was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New ZeroNox common stock shares or New ZeroNox warrants for at least six months but who are affiliates of New ZeroNox at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of New ZeroNox common stock then outstanding; or
●	the average weekly reported trading volume of New ZeroNox’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New ZeroNox under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New ZeroNox.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor may be able to sell its Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after G4G has completed G4G’s initial business combination.

G4G anticipates that following the consummation of the Business Combination, New ZeroNox will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New ZeroNox, the Sponsor, and certain equityholders of ZeroNox, and certain of their respective affiliates, as applicable, will enter into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New ZeroNox will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New ZeroNox common stock and other equity securities of New ZeroNox that are held by the parties thereto from time to time. The Registration Rights Agreement contemplates that, at the Closing, the Lock-up Parties (as defined in the Registration Rights Agreement) will agree not to transfer, assign or sell the Lock-up Shares (as defined in the Registration Rights Agreement) until the date that is 360 days after the Closing, other than to permitted transferees. See Annex G for a copy of the Registration Rights Agreement.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New ZeroNox’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New ZeroNox’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of New ZeroNox’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of New ZeroNox’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New ZeroNox both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in New ZeroNox’s Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New ZeroNox’s annual meeting of stockholders, New ZeroNox’s secretary must receive the written notice at New ZeroNox’s principal executive offices:

●	not earlier than the 120th day; and
●	not later than the 90th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New ZeroNox holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one- year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2024 annual meeting of stockholders of New ZeroNox will be held no later than December 31, 2024. Under New ZeroNox’s Proposed Bylaws, for the first annual meeting of stockholders following the Closing, the date of the preceding year’s annual meeting shall be deemed to be , 2023. Therefore, notice of a nomination or proposal must be delivered to New ZeroNox not earlier than , 2023 and not later than , 2023. Nominations and proposals also must satisfy other requirements set forth in New ZeroNox’s Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2024 annual general meeting pursuant to Rule 14a-8 must be received at New ZeroNox’s principal office at a reasonable time before New ZeroNox begins to print and send its proxy materials and must comply with Rule 14a-8.

Stockholder Director Nominees

New ZeroNox’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of New ZeroNox’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by New ZeroNox’s Proposed Bylaws. In addition, the stockholder must give timely notice to New ZeroNox’s secretary in accordance with New ZeroNox’s Proposed Bylaws, which, in general, require that the notice be received by New ZeroNox’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with G4G’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of The Growth for Good Acquisition Corporation, 12 E 49th Street, Floor 11, New York, New York 10017. Following the Business Combination, such communications should be sent in care of New ZeroNox, 1343 S Main Street, Porterville, CA 93257. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has passed upon the validity of the securities of New ZeroNox offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of The Growth for Good Acquisition Corporation as of December 31, 2022 and 2021 for the year ended December 31 2022, and for the period from July 2, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern) thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Zero Nox, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this prospectus have been audited by Novogradac & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to a going concern) appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, G4G and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of G4G’s annual report to shareholders and G4G’s proxy statement. Upon written or oral request, G4G will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that G4G deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that G4G deliver single copies of such documents in the future. Shareholders may notify G4G of their requests by writing to G4G at its principal executive offices at 12 E 49th Street, Floor 11, New York, New York 10017 or calling G4G at (646) 655-7596.

ENFORCEABILITY OF CIVIL LIABILITY

G4G is a Cayman Islands exempted company. If G4G does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon G4G. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against G4G in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, G4G may be served with process in the United States with respect to actions against G4G arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of G4G’s securities by serving G4G’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

G4G has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

G4G files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on G4G at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, G4G’s corporate website under the heading “SEC Filings,” at https://www.g4ginvestment.com. G4G’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to G4G has been supplied by G4G, and all such information relating to ZeroNox has been supplied by ZeroNox, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have any questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Tel: (800) 662-5200 (toll-free) or

(203) 658-9400 (banks and brokers can call collect)

Email: GFGD.info@investor.morrowsodali.com

If you are a stockholder of G4G and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Morrow Sodali LLC, Morrow Sodali LLC will mail them to you by first class mail, or another equally prompt means.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

ZERO NOX, INC.

ZERO NOX, INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

The Growth for Good Acquisition Corporation:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The Growth for Good Acquisition Corporation (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2022 and the period from July 2, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and the period from July 2, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, if the Company is unable complete a business combination by June 14, 2023 then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 20, 2023

PCAOB Number 100

THE GROWTH FOR GOOD ACQUISITION CORPORATION

BALANCE SHEETS

	December 31,	December 31,
	2022	2021
Assets:
Current assets:
Cash	$815,643	$1,737,511
Prepaid expenses	306,462	654,912
Total current assets	1,122,105	2,392,423
Investments held in trust account	256,918,610	252,994,944
Total Assets	$258,040,715	$255,387,367

Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$452,860	$43,873
Accrued expenses	33,772	19,332
Accrued offering costs	—	89,231
Total current liabilities	486,632	152,436
Deferred underwriting fee payable	8,855,000	8,855,000
Total Liabilities	9,341,632	9,007,436

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 25,300,000 shares at redemption value of $10.15 and $10.00 per share at December 31, 2022 and 2021	256,818,611	253,000,000

Shareholders' Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2022 and 2021	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 800,000 shares issued and outstanding (excluding 25,300,000 shares subject to possible redemption) at December 31, 2022 and 2021	80	80
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,325,000 issued and outstanding at December 31, 2022 and 2021	633	633
Additional paid-in capital	—	—
Accumulated deficit	(8,120,241)	(6,620,782)
Total Shareholders' Deficit	(8,119,528)	(6,620,069)
Total Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders' Deficit	$258,040,715	$255,387,367

The accompanying notes are an integral part of these financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

		For the period
		from July 2,
	For the year	2021 (inception)
	ended	through
	December 31,	December 31,
	2022	2021
Operating costs	$1,604,514	$105,282
Loss from operations	(1,604,514)	(105,282)
Unrealized gain (loss) on investments held in trust account	2,020,214	(5,056)
Interest and dividend income on investments held in trust account	1,903,452	—
Net income (loss)	$2,319,152	$(110,338)
Basic and diluted weighted average shares outstanding, Class A ordinary shares	26,100,000	2,437,912
Basic and diluted net income (loss) per share, Class A ordinary shares	$0.07	$(0.01)
Basic and diluted weighted average shares outstanding, Class B ordinary shares	6,325,000	5,184,204
Basic and diluted net income (loss) per share, Class B ordinary shares	$0.07	$(0.01)

The accompanying notes are an integral part of these financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022

					Additional		Total
	Class A ordinary shares		Class B ordinary shares		Paid-	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit
Balance - January 1, 2022	800,000	$80	6,325,000	$633	$—	$(6,620,782)	$(6,620,069)
Accretion of Class A ordinary shares subject to redemption amount	—	—	—	—	—	(3,818,611)	(3,818,611)
Net income	—	—	—	—	—	2,319,152	2,319,152
Balance - December 31, 2022	800,000	$80	6,325,000	$633	$—	$(8,120,241)	$(8,119,528)

FOR THE PERIOD FROM JULY 2, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

					Additional		Total
	Class A ordinary shares		Class B ordinary shares		Paid-	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit
Balance - July 2, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	6,325,000	633	24,367	—	25,000
Proceeds allocated to public warrants, net of offering costs	—	—	—	—	10,374,045	—	10,374,045
Proceeds allocated to Rights, net of offering costs	—	—	—	—	9,539,354	—	9,539,354
Sale of 8,000,000 Private Placement Units to Sponsor, net of offering costs	800,000	80	—	—	7,980,956	—	7,981,036
Accretion of Class A ordinary shares subject to redemption amount	—	—	—	—	(27,918,722)	(6,510,444)	(34,429,166)
Net loss	—	—	—	—	—	(110,338)	(110,338)
Balance - December 31, 2021	800,000	$80	6,325,000	$633	$—	$(6,620,782)	$(6,620,069)

The accompanying notes are an integral part of these financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

		For the period from
		July 2, 2021
	For the year ended	(inception) through
	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities:
Net income (loss)	$2,319,152	$(110,338)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized (loss) gain on investments held in trust account	(2,020,214)	5,056
Interest and dividend income on investments held in trust account	(1,903,452)	—
Changes in operating assets and liabilities:
Prepaid expenses	348,450	(654,912)
Accounts payable	408,987	43,873
Accrued expenses	14,440	19,332
Net cash used in operating activities	(832,637)	(696,989)
Cash Flow from Investing Activities:
Cash deposited into trust account	—	(253,000,000)
Net cash used in investing activities	—	(253,000,000)
Cash Flows from Financing Activities:
Proceeds from promissory note - related party	—	237,784
Repayment of promissory note - related party	—	(237,784)
Proceeds from initial public offering, net of underwriting discount paid	—	247,940,000
Proceeds from sale of private placement units	—	8,000,000
Proceeds from issuance of Class B ordinary shares to Sponsor	—	25,000
Payment of offering costs	(89,231)	(530,500)
Net cash (used in) provided by financing activities	(89,231)	255,434,500
Net Change in Cash	(921,868)	1,737,511
Cash - Beginning of period	1,737,511	—
Cash - End of period	$815,643	$1,737,511
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting fee payable	$—	$8,855,000
Offering costs included in accrued offering costs	$—	$89,231

The accompanying notes are an integral part of these financial statements.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Growth for Good Acquisition Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on July 2, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

As of December 31, 2022, the Company had not commenced any operations. All activity from July 2, 2021 (inception) through December 31, 2022 relates to the Company’s search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of unrealized gains and interest and dividend income on investments held in a trust account from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s initial public offering (the “Initial Public Offering”) was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the Initial Public Offering of 25,300,000 units, (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) including 3,300,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $253,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 800,000 units (the “private placement units”) at a price of $10.00 per private placement unit in a private placement to G4G Sponsor LLC (the “Sponsor”), including 66,000 private placement units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $8,000,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 14, 2021, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the private placement units was placed in a trust account (the “trust account”), and was invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the trust account, as described below.

Transaction costs related to the issuances described above amounted to $14,534,731, consisting of $5,060,000 of cash underwriting fees, $8,855,000 of deferred underwriting fees and $619,731 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of private placement units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting fees and taxes payable on income earned on the trust account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including the a portion of the proceeds of the private placement units, will be held in the trust account, located in the United States, and invested only in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act having maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the trust account as described below.

The Company will provide the holders of its Public Shares (the “Public Shareholders”) sold in the Initial Public Offering, with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under applicable law or stock exchange listing requirements. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the trust account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the trust account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

Notwithstanding the foregoing, the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors (the “Initial Shareholders”) have agreed that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of the obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within 18 months from the closing of the Initial Public Offering (or within 21 months from the closing of the Initial Public Offering at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) into the trust account, or as extended by the Company’s shareholders in accordance with the Amended and Restated Memorandum and Articles of Association) (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment.

If the Company has not completed the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay the income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The underwriters have agreed to waive their right to their deferred underwriting fees held in the trust account in the event the Company does not consummate an initial Business Combination within the Combination Period, and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the Public Shares.

In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third-party for services rendered or products sold to the Company (other than the independent registered public accounting firm), or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Proposed ZeroNox Business Combination

Merger Agreement

The Company is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 7, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ZeroNox, Inc., a Wyoming corporation (“ZeroNox”), and the G4G Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)  at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Wyoming Business Corporation Act, Merger Sub will merge with and into ZeroNox, the separate corporate existence of Merger Sub will cease and ZeroNox will be the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

(ii)  as a result of the Merger, among other things, all outstanding shares of ZeroNox common stock will be canceled in exchange for the right to receive, in the aggregate, a number of shares of G4G common stock (as defined below) equal to the quotient obtained by dividing (x) $225,000,000 by (y) $10.00; and

(iii)  upon the effective time of the Domestication (as defined below), the Company will immediately be renamed “ZeroNox Holdings, Inc.”

The Merger Agreement also provides, among other thing, that the ZeroNox stockholders may receive an earnout payment following the Closing of up to 7,500,000 shares of G4G common stock, in three equal tranches of 2,500,000 shares of G4G common stock, subject to the achievement of the following achievement triggers, respectively:

(i)  the dollar volume-weighted average price of G4G common stock becoming greater than or equal to $12.50 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2025;

(ii)  the dollar volume-weighted average price of G4G common stock becoming greater than or equal to $15.00 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2026; and

(iii)  the dollar volume-weighted average price of G4G common stock becoming greater than or equal to $20.00 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2027;

provided that each achievement trigger will only occur once, if at all, and in no event will the ZeroNox stockholders be entitled to receive more than an aggregate of 7,500,000 Earnout Shares.

The board of directors of the Company has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of the Company.

The Domestication

Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the DGCL, the Companies Act (Revised) of the Cayman Islands (the “CICA”) and the Company’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), the Company will effect a deregistration under Part XII of the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (“G4G Class A Common Shares”), will convert automatically into one share of common stock, par value $0.0001, of the Company (after its Domestication) (the “Domesticated G4G Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company (“G4G Class B Common Shares”), will convert automatically into one share of Domesticated G4G Common Stock, (iii) each then issued and outstanding warrant of the Company will convert automatically into one warrant to acquire one share of Domesticated G4G Common Stock (“Domesticated G4G Warrant”), pursuant to the Warrant Agreement, dated December 9, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, (iv) each then issued and outstanding unit of the Company will convert automatically into one share of Domesticated G4G Common Stock, one-half of one Domesticated G4G Warrant and one Domesticated G4G Right (as defined below), and (v) each then issued and outstanding right of the Company entitling the holder thereof to receive one-sixteenth (1/16) of one G4G Class A Common Share upon the consummation of the Company’s Business Combination shall convert automatically into one right to acquire one-sixteenth of one share of Domesticated G4G Common Stock upon the consummation of the Company’s Business Combination, pursuant to the terms of the Rights Agreement, dated as of December 9, 2021, between the Company and Continental Stock Transfer & Trust Company, as rights agent (a “Domesticated G4G Right”).

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the shareholders of the Company and ZeroNox, (ii) effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Business Combination, (iii) receipt of approval for listing on the Nasdaq or an alternative exchange, as applicable, the shares of Domesticated G4G Common Stock to be issued in connection with the Merger, (iv) that G4G have at least $5,000,001 of net tangible assets upon Closing), except in the event that the Company’s governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, which is a limitation under the Cayman Constitutional Documents that is proposed to be removed in Proposal No. 2 of this proxy statement/prospectus and (v) the absence of any injunctions.

Another condition to ZeroNox’s obligations to consummate the Merger is that the Domestication has been completed. Further, another condition to the Company’s obligations to consummate the Merger is the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on ZeroNox.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) ZeroNox to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of ZeroNox, (iv) the Company to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the Company shareholders of certain proposals regarding the Business Combination (including the Domestication) and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by G4G, Merger Sub, and ZeroNox. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and ZeroNox, (ii) by ZeroNox, if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by the Company, if Company Equityholder Approval (as defined in the Merger Agreement) is not obtained by 11:59 p.m. Eastern Time on the twentieth (20th) day after the date of the Merger Agreement and (iv) by either the Company or ZeroNox in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the shareholders of the Company, to the extent required under the Merger Agreement, are not obtained as set forth therein (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party or (d) if the Closing has not occurred on or before the latest of (A) June 14, 2023, (B) if an extension without the ZeroNox’s approval is obtained at the election of the Company, with or without the Company shareholder vote, in accordance with the Company’s governing documents, September 14, 2023 and (C) if one or more extensions to a date following September 14, 2023 with the ZeroNox’s approval are obtained at the election of G4G, with G4G shareholder vote, in accordance with the Company’s governing documents, the last date for the Company to consummate a Business Combination pursuant to such Extensions, unless the Company is in material breach of the Merger Agreement.

Certain Related Agreements

Sponsor Support Agreement

On March 7, 2023, the Company also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) by and among ZeroNox, the Company, G4G Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), and the other parties thereto (collectively with the Sponsor Holdco, the “Sponsors”), pursuant to which each Sponsor agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Each Sponsor additionally agreed that, effective as of and conditioned upon the Closing, (i) the Sponsor Holdco will forfeit 790,625 G4G Class B Common Shares, together with all shares of Domesticated G4G Common Stock issued upon conversion thereof.

Each Sponsor further agreed that, effective as of and conditioned upon the Closing, the Sponsor Holdco will forfeit up to 1,000,000 additional G4G Class B Common Shares, together with all shares of Domesticated G4G Common Stock issued upon conversion thereof (the “Redemption Forfeited Shares”), as follows:

(i)  1,000,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 95% or more of G4G Class A Common Shares elect to effect an Acquiror Share Redemption (as defined in the Merger Agreement) prior to the Effective Time;

(ii)  750,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 90% but less than 95% of G4G Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time;

(iii)  250,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 85% but less than 90% of G4G Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and

(iv)  no Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 85% or less of G4G Class A Common Shares elect to effect an Acquiror Share Redemption.

Each Sponsor additionally agreed that the Sponsor Holdco will not transfer, assign or sell during the period from the Closing through and including the earlier of (x) the fifth anniversary of the Closing and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of Domesticated G4G Common Stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period; and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of Domesticated G4G Common Stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period.

Company Support Agreement

On March 7, 2023, the Company also entered into a Company Support Agreement (the “Company Support Agreement”) by and among the Company, ZeroNox and certain shareholders of ZeroNox (the “ZeroNox Holders”), pursuant to which the ZeroNox Holders agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Company Support Agreement.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Company, the Sponsor and certain equityholders of ZeroNox and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated G4G Common Stock and other equity securities of the Company that are held by the parties thereto from time to time.

The Registration Rights Agreement contemplates that, at the Closing, the Lock-up Parties (as defined in the Registration Rights Agreement) will agree not to transfer, assign or sell the Lock-up Shares (as defined in the Registration Rights Agreement) until the date that is 360 days after the Closing.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company had $815,643 and $1,737,511 in cash as of December 31, 2022 and 2021, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

As of December 31, 2022 and 2021, the assets held in the trust account were held in U.S. Treasury Securities, which are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities will be reported in the statements of operations. Interest and dividend income on these securities is included in interest and dividend income on investments held in trust account in the accompanying statements of operations. At December 31, 2022 and 2021, the investments held in the trust account totaled $256,918,610 and $252,994,944, respectively.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified in temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, the Public Shares are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital (to the extent available) and accumulated deficit. The redemption value of the redeemable common shares as of December 31, 2022 increased as the income earned on the trust account exceeds the Company’s expected tax obligations plus up to $100,000 to pay dissolution expenses) (see Note 1). As such, the Company recorded an increase in the carrying amount of the redeemable ordinary shares of $3,818,611 as of December 31, 2022.

As of December 31, 2022 and 2021, the Class A ordinary shares subject to possible redemption reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$253,000,000
Less:
Fair value of public warrants at issuance	(11,005,500)
Fair value of Rights at issuance	(10,120,000)
Issuance costs allocated to Class A ordinary shares subject to possible redemption	(13,303,666)
Plus:
Accretion of carrying value to redemption value	34,429,166
Class A ordinary shares subject to possible redemption at December 31, 2021	253,000,000
Plus:
Accretion of carrying value to redemption value	3,818,611
Class A ordinary shares subject to possible redemption at December 31, 2022	$256,818,611

Offering Costs

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs, and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering date that are directly related to the Initial Public Offering. The Company incurred offering costs amounting to $14,534,731, consisting of $5,060,000 of cash underwriting fees, $8,855,000 of deferred underwriting fees and $619,731 of other offering costs. As such, the Company recorded $13,303,666 of offering costs as a reduction of temporary equity in connection with the Public Shares and $1,231,065 of offering costs as a reduction of permanent equity in connection with the public warrants (as defined in Note 3), Rights (as defined in Note 3), Class A ordinary shares underlying the private placement units (as defined in Note 4), and private placement warrants underlying the private placement units (as defined in Note 4).

Income Taxes

The Company follows the guidance of accounting for income taxes under ASC 740, Income Taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not currently have and does not expect any unrecognized tax benefits to accrue over the next twelve months.

Net Income (Loss) per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Accretion associated with the redeemable Class A ordinary shares is excluded from net income (loss) per share as the redemption value approximates fair value. Therefore, the earnings per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net income (loss) per share is the same for Class A and Class B ordinary shares. The Company has not considered the effect of the public warrants, private placement warrants and Rights to purchase an aggregate of 14,631,250 shares in the calculation of diluted net income (loss) per share, since the exercise of the warrants and Rights is contingent upon the occurrence of future events.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

			For the period from July 2,
	For the year ended		2021 (inception) through
	December 31, 2022		December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share:
Numerator:
Net income (loss)	$1,866,765	452,387	$(35,291)	$(75,047)
Denominator:
Basic and diluted weighted average shares outstanding	26,100,000	6,325,000	2,437,912	5,184,204
Basic and diluted net income (loss) per share	$0.07	$0.07	$(0.01)	$(0.01)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheets for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 7 for additional information on assets and liabilities measured at fair value.

Warrant Classification

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The public warrants and private placement warrants are equity classified.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the pandemic could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

As of December 31, 2022, the Company had $815,643 in cash held outside of the trust account and a working capital surplus of $635,473. The Company has incurred and expects to incur significant costs in pursuit of its acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that if the Company is unable to complete a Business Combination by June 14, 2023 (which period can be extended to (i) September 14, 2023 at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) or (ii) any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment to the Amended and Restated Memorandum and Articles of Association), then the Company will cease all operations except for the purpose of liquidating. The Company’s balance of cash held outside of the trust account and working capital surplus as of December 31, 2022, in conjunction with the date for mandatory liquidation and subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3.   INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the Initial Public Offering of 25,300,000 Units, including 3,300,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $253,000,000. Each Unit consists of one Class A ordinary share, one right (“Right”) and one-half of one redeemable warrant (“public warrant”). Each Right entitles the holder thereof to receive one-sixteenth (1/16) of one Class A ordinary share upon the consummation a Business Combination (see Note 6). Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 6).

NOTE 4.   RELATED PARTY TRANSACTIONS

Founder Shares

On July 15, 2021, the Sponsor paid $25,000 to cover certain offering costs on behalf of the Company in exchange for issuance of 6,325,000 Class B ordinary shares (the “Founder Shares”).

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell (i) any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 800,000 private placement units at a price of $10.00 per private placement unit in a private placement to the Sponsor, including 66,000 private placement units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $8,000,000. Each private placement unit consists of one Class A ordinary share and one-half of one warrant (“private placement warrant”). The private placement warrants are identical to the public warrants sold in the Initial Public Offering, except that the private placement warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis. If the Company does not complete the initial Business Combination within the Combination Period, the proceeds from the sale of the private placement units held in the trust account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the private placement units will expire worthless (see Note 6).

Administrative Support Agreement

The Company entered into an agreement, commencing on December 10, 2021, to pay the Sponsor a total of up to $25,000 per month for certain office space, utilities, and secretarial and administrative support services. Upon the completion of an initial Business Combination, the Company will cease paying these monthly fees. The Company incurred and paid $300,000 and $16,935 in expenses under this agreement for the year ended December 31, 2022 and for the period from July 2, 2021 (inception) through December 31, 2021, respectively.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an initial Business Combination, the Company may repay such loaned amounts out of the proceeds of the trust account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units of the post-Business Combination entity at a price of $10.00 per Unit at the option of the lender. The Units would be identical to the private placement units. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

NOTE 5.   COMMITMENTS AND CONTINGENCIES

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, private placement units and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the Founder Shares, as described in Note 4, and (ii) in the case of the private placement units, private placement warrants and any warrants that may be issued upon conversion of Working Capital Loans, and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Simultaneously with the closing of the Initial Public Offering, the underwriters fully exercised the over-allotment option to purchase an additional 3,300,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $33,000,000.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $5,060,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or $8,855,000 in the aggregate will be payable to the underwriters for deferred underwriting fees. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 6.   SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 26,100,000 Class A ordinary shares issued and outstanding, including 25,300,000 Class A ordinary shares subject to possible redemption.

Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 6,325,000 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders.

The Founder Shares are designated as Class B ordinary shares and will automatically convert into Class A ordinary shares, which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions if the Company does not consummate an initial Business Combination, at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Class A ordinary shares underlying the private placement units) upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement units and Business Combinations issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. Any conversion of Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Warrants — As of December 31, 2022 and 2021, there were 12,650,000 public warrants and 400,000 private placement warrants outstanding. public warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the public warrants. The public warrants will become exercisable on the later of (a) 30 days after the completion of an initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of ordinary shares issuable upon exercise of the public warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their public warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the public warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the public warrant agreement. Notwithstanding the foregoing, if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The public warrants will expire five years after the completion of an initial Business Combination or earlier upon the Company’s redemption or liquidation.

The Company may redeem the public warrants

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the last reported closing price of the Company’s ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and a current prospectus relating to those ordinary shares is available throughout the 30-day trading period referred to above.

If the Company calls the public warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis.”

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of shares of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an initial Business Combination within the Combination Period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The private placement warrants are identical to the public warrants, except that the private placement warrants and the ordinary shares issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable and will be exercisable at the election of the holder on a “cashless basis.”

Neither the private placement warrants nor public warrants contain any provisions that change dependent upon the characteristics of the holder of the warrant.

Rights — Each Right represents the right to receive one-sixteenth (1/16) of one Class A ordinary share upon the consummation of the initial Business Combination, so each holder of 16 Rights will receive one Class A ordinary share upon consummation of the initial Business Combination, whether or not the Company will be the surviving entity and even if the holder of such Right redeemed all Class A ordinary shares held in connection with the initial Business Combination. No fractional shares will be issued upon conversion of any Rights, so holders must hold Rights in denominations of 16 in order to receive a Class A ordinary share at the closing of the initial Business Combination. No additional consideration will be required to be paid by a holder of Rights in order to receive the additional Class A ordinary shares upon consummation of the initial Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. The shares issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a Right will be required to affirmatively convert their Rights in order to receive the one-sixteenth (1/16) share underlying each Right (without paying any additional consideration) upon consummation of the Business Combination.

If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the trust account, holders of Rights will not receive any of such funds with respect to their Rights, nor will they receive any distribution from the Company’s assets held outside of the trust account with respect to such Rights, and the Rights will expire worthless. Additionally, in no event will the Company be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.

The Company will not issue any fractional shares upon conversions of the Rights once the Units separate, and no cash will be payable in lieu thereof. As a result, a holder must have 16 Rights in order to receive one Class A ordinary shares at the closing of the initial Business Combination. In the event that any holder would otherwise be entitled to any fractional share upon exchange of Rights, the Company will reserve the option, to the fullest extent permitted by applicable law, to deal with any such fractional entitlement at the relevant time as the Company sees fit.

NOTE 7.   FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at Fair
Description	Value	Level 1	Level 2	Level 3
December 31, 2022
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$256,918,610	$256,918,610	$—	$—

December 31, 2021
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$252,994,944	$252,994,944	$—	$—

NOTE 8.   SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, other than the proposed ZeroNox Business Combination discussed in Note 1.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
Assets:
Current assets:
Cash	$206,263	$815,643
Prepaid expenses	312,985	306,462
Due from Sponsor	105,000	—
Total current assets	624,248	1,122,105
Investments held in Trust Account	258,765,536	256,918,610
Total Assets	$259,389,784	$258,040,715

Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$1,900,579	$452,860
Accrued expenses	22,314	33,772
Accrued expenses - related party	25,000	—
Total current liabilities	1,947,893	486,632
Deferred underwriting fee payable	8,855,000	8,855,000
Total Liabilities	10,802,893	9,341,632

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 25,300,000 shares at redemption value of $10.22 and $10.15 per share at March 31, 2023 and December 31, 2022, respectively	258,665,537	256,818,611

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at March 31, 2023 and December 31, 2022	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 800,000 shares issued and outstanding (excluding 25,300,000 shares subject to possible redemption) at March 31, 2023 and December 31, 2022	80	80
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,325,000 issued and outstanding at March 31, 2023 and December 31, 2022	633	633
Additional paid-in capital	—	—
Accumulated deficit	(10,079,359)	(8,120,241)
Total Shareholders’ Deficit	(10,078,646)	(8,119,528)
Total Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit	$259,389,784	$258,040,715

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Operating costs	$1,959,118	$409,176
Loss from operations	(1,959,118)	(409,176)
Unrealized (loss) gain on investments held in Trust Account	(2,020,214)	15,825
Interest and dividend income on investments held in Trust Account	3,867,140	22,776
Net loss	$(112,192)	$(370,575)

Basic and diluted weighted average shares outstanding, Class A ordinary shares	26,100,000	26,100,000
Basic and diluted net loss per share, Class A ordinary shares	$(0.00)	$(0.01)
Basic and diluted weighted average shares outstanding, Class B ordinary shares	6,325,000	6,325,000
Basic and diluted net loss per share, Class B ordinary shares	$(0.00)	$(0.01)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2023

							Total
	Class A ordinary shares		Class B ordinary shares		Additional	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance - January 1, 2023	800,000	$80	6,325,000	$633	$—	$(8,120,241)	$(8,119,528)
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	—	(1,846,926)	(1,846,926)
Net loss	—	—	—	—	—	(112,192)	(112,192)
Balance - March 31, 2023	800,000	$80	6,325,000	$633	$—	$(10,079,359)	$(10,078,646)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

							Total
	Class A ordinary shares		Class B ordinary shares		Additional	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance - January 1, 2022	800,000	$80	6,325,000	$633	$—	$(6,620,782)	$(6,620,069)
Net loss	—	—	—	—	—	(370,575)	(370,575)
Balance - March 31, 2022	800,000	$80	6,325,000	$633	$—	$(6,991,357)	$(6,990,644)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Cash Flows from Operating Activities:
Net loss	$(112,192)	$(370,575)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized (loss) gain on investments held in Trust Account	2,020,214	(15,825)
Interest and dividend income on investments held in Trust Account	(3,867,140)	(22,776)
Changes in operating assets and liabilities:
Prepaid expenses	(6,523)	52,440
Due from Sponsor	(105,000)	—
Accounts payable	1,447,719	39,899
Accrued expenses	(11,458)	2,982
Accrued expenses - related party	25,000	—
Net cash used in operating activities	(609,380)	(313,855)

Cash Flows from Financing Activities:
Payment of offering costs	—	(89,231)
Net cash used in provided by financing activities	—	(89,231)

Net Change in Cash	(609,380)	(403,086)
Cash - Beginning of period	815,643	1,737,511
Cash - End of period	$206,263	$1,334,425

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Growth for Good Acquisition Corporation (the “Company” or “G4G”) was incorporated as a Cayman Islands exempted company on July 2, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

As of March 31, 2023, the Company had not commenced any operations. All activity from July 2, 2021 (inception) through March 31, 2023 relates to the Company’s search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of unrealized gains and interest and dividend income on investments held in a trust account from the proceeds derived from the Initial Public Offering (as defined below).

The registration statement for the Company’s initial public offering (the “Initial Public Offering”) was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the Initial Public Offering of 25,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), including 3,300,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $253,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 800,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to G4G Sponsor LLC (the “Sponsor”), including 66,000 Private Placement Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $8,000,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 14, 2021, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), and was invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Transaction costs related to the issuances described above amounted to $14,534,731, consisting of $5,060,000 of cash underwriting fees, $8,855,000 of deferred underwriting fees and $619,731 of other offering costs. On March 2, 2023, the underwriters agreed to waive their rights to the portion of the fee payable by the Company for deferred underwriting commissions, which is discussed in Note 5.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting fees and taxes payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including the a portion of the proceeds of the Private Placement Units, will be held in the Trust Account, located in the United States, and invested only in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act having maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide the holders of its Public Shares (the “Public Shareholders”) sold in the Initial Public Offering, with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under applicable law or stock exchange listing requirements. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

Notwithstanding the foregoing, the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors (the “Initial Shareholders”) have agreed that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of the obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within 18 months from the closing of the Initial Public Offering (or within 21 months from the closing of the Initial Public Offering at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) into the Trust Account, or as extended by the Company’s shareholders in accordance with the Amended and Restated Memorandum and Articles of Association) or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment.

If the Company has not completed the initial Business Combination within 18 months from the closing of the Initial Public Offering (or within 21 months from the closing of the Initial Public Offering at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) into the Trust Account, or as extended by the Company’s shareholders in accordance with the Amended and Restated Memorandum and Articles of Association) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (other than the independent registered public accounting firm), or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm),

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

prospective target businesses or other entities with which the Company does business execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed ZeroNox Business Combination

Merger Agreement

The Company is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 7, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ZeroNox, Inc., a Wyoming corporation (“ZeroNox”), and the G4G Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

i.	at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Wyoming Business Corporation Act, Merger Sub will merge with and into ZeroNox, the separate corporate existence of Merger Sub will cease and ZeroNox will be the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);
ii.	as a result of the Merger, among other things, all outstanding shares of ZeroNox common stock will be canceled in exchange for the right to receive, in the aggregate, a number of shares of G4G Common Stock (as defined below) equal to the quotient obtained by dividing (x) $225,000,000 by (y) $10.00; and
iii.	upon the effective time of the Domestication (as defined below), the Company will immediately be renamed “ZeroNox Holdings, Inc.”

The Merger Agreement also provides, among other thing, that the ZeroNox stockholders may receive an earnout payment following the Closing of up to 7,500,000 shares of G4G Common Stock, in three equal tranches of 2,500,000 shares of G4G Common Stock, subject to the achievement of the following achievement triggers, respectively:

i.	the dollar volume-weighted average price of G4G Common Stock becoming greater than or equal to $12.50 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2025;
ii.	the dollar volume-weighted average price of G4G Common Stock becoming greater than or equal to $15.00 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2026; and
iii.	the dollar volume-weighted average price of G4G Common Stock becoming greater than or equal to $20.00 for any ten (10) trading days within a period of twenty (20) consecutive trading days at any time following the Closing until December 31, 2027;

provided that each achievement trigger will only occur once, if at all, and in no event will the ZeroNox stockholders be entitled to receive more than an aggregate of 7,500,000 earnout shares.

The board of directors of the Company has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of the Company.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

The Domestication

Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the DGCL, the Companies Act (Revised) of the Cayman Islands (the “CICA”) and the Company’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), the Company will effect a deregistration under Part XII of the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (“G4G Class A Common Shares”), will convert automatically into one share of common stock, par value $0.0001, of the Company (after its Domestication) (the “Domesticated G4G Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company (“G4G Class B Common Shares”), will convert automatically into one share of Domesticated G4G Common Stock, (iii) each then issued and outstanding warrant of the Company will convert automatically into one warrant to acquire one share of Domesticated G4G Common Stock (“Domesticated G4G Warrant”), pursuant to the Warrant Agreement, dated December 9, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, (iv) each then issued and outstanding unit of the Company will convert automatically into one share of Domesticated G4G Common Stock, one-half of one Domesticated G4G Warrant and one Domesticated G4G Right (as defined below), and (v) each then issued and outstanding right of the Company entitling the holder thereof to receive one-sixteenth (1/16) of one G4G Class A Common Share upon the consummation of the Company’s Business Combination shall convert automatically into one right to acquire one-sixteenth of one share of Domesticated G4G Common Stock upon the consummation of the Company’s Business Combination, pursuant to the terms of the Rights Agreement, dated as of December 9, 2021, between the Company and Continental Stock Transfer & Trust Company, as rights agent.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the shareholders of the Company and ZeroNox, (ii) effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Business Combination, (iii) receipt of approval for listing on the Nasdaq or an alternative exchange, as applicable, the shares of Domesticated G4G Common Stock to be issued in connection with the Merger, (iv) that G4G have at least $5,000,001 of net tangible assets upon Closing), except in the event that the Company’s governing documents shall have been amended to remove such requirement prior to or concurrently with the Closing, and (v) the absence of any injunctions.

Another condition to ZeroNox’s obligations to consummate the Merger is that the Domestication has been completed. Further, another condition to the Company’s obligations to consummate the Merger is the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on ZeroNox.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) ZeroNox to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of ZeroNox, (iv) the Company to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the Company shareholders of certain proposals regarding the Business Combination (including the Domestication) and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by G4G, Merger Sub, and ZeroNox. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and ZeroNox, (ii) by ZeroNox, if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by the Company, if Company Equityholder Approval (as defined in the Merger Agreement) is not obtained by 11:59 p.m. Eastern Time on the twentieth (20th) day after the date of the Merger Agreement and (iv) by either the Company or ZeroNox in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the shareholders of the Company, to the extent required under the Merger Agreement, are not obtained as set forth therein (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party or (d) if the Closing has not occurred on or before the latest of (A) June 14, 2023, (B) if an extension without the ZeroNox’s approval is obtained at the election of the Company, with or without the Company shareholder vote, in accordance with the Company’s governing documents, September 14, 2023 and (C) if one or more extensions to a date following September 14, 2023 with the ZeroNox’s approval are obtained at the election of G4G, with G4G shareholder vote, in accordance with the Company’s governing documents, the last date for the Company to consummate a Business Combination pursuant to such Extensions, unless the Company is in material breach of the Merger Agreement.

Certain Related Agreements

Sponsor Support Agreement

On March 7, 2023, the Company also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) by and among ZeroNox, the Company, G4G Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), and the other parties thereto (collectively with the Sponsor Holdco, the “Sponsors”), pursuant to which each Sponsor agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Each Sponsor additionally agreed that, effective as of and conditioned upon the Closing, (i) the Sponsor Holdco will forfeit 790,625 G4G Class B Common Shares, together with all shares of Domesticated G4G Common Stock issued upon conversion thereof.

Each Sponsor further agreed that, effective as of and conditioned upon the Closing, the Sponsor Holdco will forfeit up to 1,000,000 additional G4G Class B Common Shares, together with all shares of Domesticated G4G Common Stock issued upon conversion thereof (the “Redemption Forfeited Shares”), as follows:

i.	1,000,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 95% or more of G4G Class A Common Shares elect to effect an Acquiror Share Redemption (as defined in the Merger Agreement) prior to the Effective Time;
ii.	750,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 90% but less than 95% of G4G Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time;
iii.	250,000 Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding more than 85% but less than 90% of G4G Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and
iv.	no Redemption Forfeited Shares will be forfeited if public shareholders of G4G holding 85% or less of G4G Class A Common Shares elect to effect an Acquiror Share Redemption.

Each Sponsor additionally agreed that the Sponsor Holdco will not transfer, assign or sell during the period from the Closing through and including the earlier of (x) the fifth anniversary of the Closing and (y) the consummation of a Change in Control (as defined in the Sponsor Support Agreement) (the “Lock-Up Period”), (i) in the case of Basic Lock-Up Shares (as defined in the Sponsor Support Agreement), until the 360th day after the Closing; (ii) in the case of 790,625 Deferral Pool Lock-Up Shares (as defined in the Sponsor Support Agreement), until the VWAP (as defined in the Sponsor Support Agreement) of one share of Domesticated G4G Common Stock equals or exceeds $12.50 per share for 10 of any 20 consecutive trading days during the Lock-Up Period; and (iii) in the case of the remaining 790,625 Deferral Pool Lock-Up Shares, until such time as the VWAP of one share of

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

Domesticated G4G Common Stock equals or exceeds $15.00 per share for 10 of any 20 consecutive trading days during the Lock-Up Period.

Company Support Agreement

On March 7, 2023, the Company also entered into a Company Support Agreement (the “Company Support Agreement”) by and among the Company, ZeroNox and certain shareholders of ZeroNox (the “ZeroNox Holders”), pursuant to which the ZeroNox Holders agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Company Support Agreement.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Company, the Sponsor and certain equityholders of ZeroNox and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated G4G Common Stock and other equity securities of the Company that are held by the parties thereto from time to time.

The Registration Rights Agreement contemplates that, at the Closing, the Lock-up Parties (as defined in the Registration Rights Agreement) will agree not to transfer, assign or sell the Lock-up Shares (as defined in the Registration Rights Agreement) until the date that is 360 days after the Closing.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Form 10-K as filed with the SEC. The interim results for the three months ended March 31, 2023, are not necessarily indicative of the results to be expected for the year ending December 31, 2023, or for any future periods.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company had $206,263 and $815,643 in cash as of March 31, 2023, and December 31, 2022, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2023 and December 31, 2022.

Investments Held in Trust Account

As of March 31, 2023 and December 31, 2022, the assets held in the Trust Account were held in U.S. Treasury Securities, which are classified as trading securities. Trading securities are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Unrealized gains and losses resulting from the change in fair value of these securities are reported in the condensed consolidated statements of operations. Interest and dividend income on these securities is included in interest and dividend income on investments held in Trust Account in the accompanying condensed consolidated statements of operations. At March 31, 2023 and December 31, 2022, the investments held in the Trust Account totaled $258,765,536 and $256,918,610, respectively.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified in temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of March 31, 2023 and December 31, 2022, the Public Shares are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital (to the extent available) and accumulated deficit. The redemption value of the redeemable common shares as of March 31, 2023 increased as the income earned on the Trust Account exceeds the Company’s expected tax obligations plus up to $100,000 to pay dissolution expenses (see Note 1). As such, the Company recorded an increase in the carrying amount of the redeemable ordinary shares $1,746,926 of as of March 31, 2023.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

As of March 31, 2023 and December 31, 2022, the Class A ordinary shares subject to possible redemption reflected in the condensed consolidated balance sheets are reconciled in the following table:

Gross proceeds	$253,000,000
Less:
Fair value of Public Warrants at issuance	(11,005,500)
Fair value of Rights at issuance	(10,120,000)
Issuance costs allocated to Class A ordinary shares subject to possible redemption	(13,303,666)
Plus:
Accretion of carrying value to redemption value	34,429,166
Class A ordinary shares subject to possible redemption at December 31, 2021	$253,000,000
Accretion of carrying value to redemption value	3,818,611
Class A ordinary shares subject to possible redemption at December 31, 2022	$256,818,611
Accretion of carrying value to redemption value	1,846,926
Class A ordinary shares subject to possible redemption at March 31, 2023	$258,665,537

Offering Costs

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering date that are directly related to the Initial Public Offering. The Company incurred offering costs amounting to $14,534,731, consisting of $5,060,000 of cash underwriting fees, $8,855,000 of deferred underwriting fees and $619,731 of other offering costs. As such, in December 2021, the Company recorded $13,303,666 of offering costs as a reduction of temporary equity in connection with the Public Shares and $1,231,065 of offering costs as a reduction of permanent equity in connection with the Public Warrants (as defined in Note 3), Rights (as defined in Note 3), Private Placement Shares underlying the Private Placement Units, and Private Placement Warrants underlying the Private Placement Units. On March 2, 2023, the underwriters agreed to waive their rights to the portion of the fee payable by the Company for deferred underwriting commissions, which is discussed in Note 5.

Income Taxes

The Company follows the guidance of accounting for income taxes under ASC 740, Income Taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed consolidated financial statements. The Company’s management does not currently have and does not expect any unrecognized tax benefits to accrue over the next twelve months.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Accretion associated with the redeemable Class A ordinary shares is excluded from net loss per share as the redemption value approximates fair value. Therefore, the earnings per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net loss per share is the same for Class A and Class B ordinary shares. The Company has not considered the effect of the Public Warrants, Private Placement Warrants and Rights to purchase an aggregate of 14,631,250 shares in the calculation of diluted net loss per share, since the exercise of the warrants and Rights is contingent upon the occurrence of future events.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	Three months ended March 31, 2023		Three Months Ended March 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Net loss	$(90,307)	$(21,885)	$(298,290)	$(72,286)
Denominator:
Basic and diluted weighted average shares outstanding	26,100,000	6,325,000	26,100,000	6,325,000
Basic and diluted net loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has significant cash balances at financial institutions which throughout the period regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the condensed consolidated balance sheets for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 7 for additional information on assets and liabilities measured at fair value.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

Warrant Classification

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each condensed consolidated balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations. The Public Warrants and Private Placement Warrants are equity classified.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the pandemic could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

As of March 31, 2023, the Company had $206,263 in cash held outside of the Trust Account and a working capital deficit of $1,323,645. The Company has incurred and expects to incur significant costs in pursuit of its acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that if the Company is unable to complete a Business Combination by June 14, 2023 (which period can be extended to (i) September 14, 2023 at the election of the Company, subject to satisfaction of certain conditions, including the deposit of a total of $2,530,000 ($0.10 per Unit) or (ii) any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment to the Amended and Restated Memorandum and Articles of Association), then the Company will cease all operations except for the purpose of liquidating. The Company’s balance of cash held outside of the Trust Account and working capital deficit as of March 31, 2023, in conjunction with the date for mandatory liquidation and subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern one year from the date that these unaudited condensed consolidated financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the Initial Public Offering of 25,300,000 Units, including 3,300,000 Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $253,000,000. Each Unit consists of one Class A ordinary share, one right (“Right”) and one-half of one redeemable warrant (“Public Warrant”). Each Right entitles the holder thereof to receive one-sixteenth (1/16) of one Class A ordinary share upon the consummation a Business Combination (see Note 6). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 6).

NOTE 4. RELATED PARTY TRANSACTIONS

Founder Shares

On July 15, 2021, the Sponsor paid $25,000 to cover certain offering costs on behalf of the Company in exchange for issuance of 6,325,000 Class B ordinary shares (the “Founder Shares”).

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell (i) any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 800,000 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, including 66,000 Private Placement Units issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $8,000,000. Each Private Placement Unit consists of one Class A ordinary share (“Private Placement Share”) and one-half of one warrant (“Private Placement Warrant”). The Private Placement Warrants are identical to the Public Warrants sold in the Initial Public Offering, except that the Private Placement Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis. If the Company does not complete the initial Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will expire worthless (see Note 6).

Administrative Support Agreement

The Company entered into an agreement, commencing on December 10, 2021, to pay the Sponsor a total of up to $25,000 per month for certain office space, utilities, and secretarial and administrative support services. Upon the completion of an initial Business Combination, the Company will cease paying these monthly fees. The Company incurred $75,000 and $75,000 in expenses under this agreement for the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023 and December 31, 2022, amounts of $25,000 and $0, respectively, were accrued by the Company for expenses incurred under this agreement.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an initial Business Combination, the Company may repay such loaned amounts out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Units of the post-Business Combination entity at a price of $10.00 per Unit at the option of the lender. The Units would be identical to the

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

Private Placement Units. As of March 31, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

Due From Sponsor

On March 10, 2023, the Company transferred $180,000 from the operating bank account to the Sponsor out of precaution following the closure of Silicon Valley Bank. On March 28, 2023, the Sponsor returned $75,000 to the Company. As of March 31, 2023, $105,000 is due from the Sponsor.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, Private Placement Units and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the Founder Shares, as described in Note 4, and (ii) in the case of the Private Placement Units, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans, and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Simultaneously with the closing of the Initial Public Offering, the underwriters fully exercised the over-allotment option to purchase an additional 3,300,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $33,000,000. On March 2, 2023, the underwriters agreed to waive their rights to the fee payable by the Company for deferred underwriting commissions of $8,855,000 upon, and subject only to, the consummation of the Business Combination.

NOTE 6. SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 26,100,000 Class A ordinary shares issued and outstanding, including 25,300,000 Class A ordinary shares subject to possible redemption.

Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 6,325,000 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

The Founder Shares are designated as Class B ordinary shares and will automatically convert into Class A ordinary shares, which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions if the Company does not consummate an initial Business Combination, at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares underlying the Private Placement Units) upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units and Business Combinations issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. Any conversion of Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Warrants — As of March 31, 2023 and December 31, 2022, there were 12,650,000 Public Warrants and 400,000 Private Placement Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of an initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Public Warrant agreement. Notwithstanding the foregoing, if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The Public Warrants will expire five years after the completion of an initial Business Combination or earlier upon the Company’s redemption or liquidation.

The Company may redeem the Public Warrants

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the last reported closing price of the Company’s ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and a current prospectus relating to those ordinary shares is available throughout the 30-day trading period referred to above.

If the Company calls the Public Warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis.”

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of shares of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable and will be exercisable at the election of the holder on a “cashless basis.”

Neither the Private Placement Warrants nor Public Warrants contain any provisions that change dependent upon the characteristics of the holder of the warrant.

Rights — Each Right represents the right to receive one-sixteenth (1/16) of one Class A ordinary share upon the consummation of the initial Business Combination, so each holder of 16 Rights will receive one Class A ordinary share upon consummation of the initial Business Combination, whether or not the Company will be the surviving entity and even if the holder of such Right redeemed all Class A ordinary shares held in connection with the initial Business Combination. No fractional shares will be issued upon conversion of any Rights, so holders must hold Rights in denominations of 16 in order to receive a Class A ordinary share at the closing of the initial Business Combination. No additional consideration will be required to be paid by a holder of Rights in order to receive the additional Class A ordinary shares upon consummation of the initial Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. The shares issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a Right will be required to affirmatively convert their Rights in order to receive the one-sixteenth (1/16) share underlying each Right (without paying any additional consideration) upon consummation of the Business Combination.

If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any of such funds with respect to their Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Additionally, in no event will the Company be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.

The Company will not issue any fractional shares upon conversions of the Rights once the Units separate, and no cash will be payable in lieu thereof. As a result, a holder must have 16 Rights in order to receive one Class A ordinary shares at the closing of the initial Business Combination. In the event that any holder would otherwise be entitled to any fractional share upon exchange of Rights, the Company will reserve the option, to the fullest extent permitted by applicable law, to deal with any such fractional entitlement at the relevant time as the Company sees fit.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

NOTE 7. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at Fair
Description	Value	Level 1	Level 2	Level 3
March 31, 2023
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$258,765,536	$258,765,536	$—	$—

December 31, 2022
Assets
Investments held in Trust Account:
U.S. Treasury Securities	$256,918,610	$256,918,610	$—	$—

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the unaudited condensed consolidated balance sheets date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Zero Nox, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zero Nox, Inc. (a Wyoming corporation) and Subsidiary (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Novogradac & Company LLP

Novogradac & Company LLP

We have served as the Company’s auditor since 2021

Plantation, Florida

April 7, 2023

ZERO NOX, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$493,176	$792,066
Accounts receivable, net	2,051,178	574,718
Inventories	1,007,937	1,638,619
Prepaid inventory deposits	1,688,315	1,601,945
Other current assets	14,681	—
Total current assets	5,255,287	4,607,348
Intangible assets	328,800	—
Property and equipment, net	325,741	223,480
Right-of-use assets, net	844,117	974,041
Total assets	$6,753,945	$5,804,869

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$816,667	$323,379
Accrued expenses	816,204	256,047
Accrued interest	39,894	—
Accrued interest - related parties	394,014	37,839
Deferred revenue	1,890,098	1,001,817
Lease liability, current	138,418	129,682
Due to related party	9,950	—
Notes payable, current portion	29,172	602,709
Notes payable - related parties	2,098,947	3,464,707
Convertible notes	750,000	—
Convertible note - related party	4,740,000	—
Other current liabilities	325,000	236,072
Total current liabilities	12,048,364	6,052,252
Notes payable, net of current portion	169,752	65,796
Deferred revenue, net of current portion	90,169	66,436
Lease liability, net of current portion	744,450	882,868
Total liabilities	13,052,735	7,067,352

Commitments and contingencies (Note 10)

Stockholders' Deficit:
Common stock ($0.0001 par value; 200,000,000 shares authorized; 17,990,792 and 17,812,413 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	1,799	1,781
Additional paid-in capital	6,705,768	3,941,023
Proceeds from shares not issued	101,000	350,000
Accumulated deficit	(13,107,357)	(5,555,287)
Total stockholders’ deficit	(6,298,790)	(1,262,483)
Total liabilities and stockholders’ deficit	$6,753,945	$5,804,869

The accompanying notes are an integral part of these audited financial statements.

ZERO NOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2022	2021

Product sales	$9,679,651	$5,997,937
Sales discounts	(96,072)	(263,606)
Total revenue, net	9,583,579	5,734,331
Cost of product sales	7,036,559	4,671,872
Freight and shipping costs	1,772,569	759,514
Gross profit	774,451	302,945

Operating expenses:
General and administrative	1,304,759	1,037,290
Payroll and related	3,577,504	1,991,616
Sales and marketing	513,193	556,394
Professional fees	1,090,281	494,540
Stock-based compensation	1,201,276	153,206
Depreciation	39,372	40,154
Total operating expenses	7,726,385	4,273,200
Loss from operations	(6,951,934)	(3,970,255)

Other income (expense):
Related party interest expense	(530,415)	(182,344)
Interest expense	(107,692)	(2,394)
Loss on sale of equipment	(23,029)	—
Other income	88,677	6,379
Other expense	(27,677)	(4,546)
Total other expense, net	(600,136)	(182,905)
Loss before income taxes	(7,552,070)	(4,153,160)
Provision for income taxes	—	—
Net loss	$(7,552,070)	$(4,153,160)
Loss per common share:
Basic and diluted	$(0.42)	$(0.24)
Weighted average common shares outstanding:
Basic and diluted	17,884,606	17,453,970

The accompanying notes are an integral part of these audited financial statements.

ZERO NOX, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock
			Additional	Proceeds		Total
			Paid-In	from Shares	Accumulated	Stockholders’
	Shares	Amount	Capital	Not Issued	Deficit	Deficit
Balance at January 1, 2021	17,006,875	$1,701	$1,461,253	$—	$(1,402,127)	$60,827
Issuance of common stock	805,538	80	2,326,564	—	—	2,326,644
Proceeds from shares not issued	—	—	—	350,000	—	350,000
Stock-based compensation	—	—	153,206	—	—	153,206
Net loss	—	—	—	—	(4,153,160)	(4,153,160)
Balance at December 31, 2021	17,812,413	$1,781	$3,941,023	$350,000	$(5,555,287)	$(1,262,483)
Issuance of common stock	178,379	18	1,563,469	(350,000)	—	1,213,487
Proceeds from shares not issued	—	—	—	101,000	—	101,000
Stock-based compensation	—	—	1,201,276	—	—	1,201,276
Net loss	—	—	—	—	(7,552,070)	(7,552,070)
Balance at December 31, 2022	17,990,792	$1,799	$6,705,768	$101,000	$(13,107,357)	$(6,298,790)

The accompanying notes are an integral part of these audited financial statements.

ZERO NOX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(7,552,070)	$(4,153,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	39,372	40,154
Bad debt expense	9,425	—
Amortization of right-of-use asset	129,924	123,152
Stock-based compensation from options	976,276	153,206
Stock-based compensation from warrants	225,000	—
Loss on sale of equipment	23,029	—
Change in operating assets and liabilities:
Accounts receivable	(1,485,885)	(199,908)
Inventories	630,682	428,109
Prepaid inventory deposits	(86,370)	(1,598,554)
Other current assets	(14,681)	—
Accounts payable	503,288	305,742
Due to related party	9,950	—
Accrued interest	39,894	—
Accrued interest - related parties	455,122	20,971
Deferred revenue	912,014	624,359
Accrued expenses and other current liabilities	407,511	299,488
Lease obligations - operating leases	(129,682)	(98,910)
Net cash used in operating activities	(4,907,201)	(4,055,351)

Cash flows from investing activities:
Capitalized patent costs	(87,226)	—
Purchases of property and equipment	(65,464)	(219,095)
Proceeds from sale of property and equipment	25,400	—
Net cash used in investing activities	(127,290)	(219,095)

Cash flows from financing activities:
Proceeds from notes payable - related parties	1,900,000	2,800,000
Proceeds from notes payable	—	598,605
Repayments on notes payable	(604,179)	—
Proceeds from convertible notes	750,000	—
Proceeds from convertible note - related party	5,000,000	—
Repayments on convertible note - related party	(260,000)	—
Repayments on notes payable - related parties	(3,364,707)	(1,607,790)
Proceeds from issuance of common stock	1,213,487	2,326,644
Proceeds from shares not issued	101,000	350,000
Net cash provided by financing activities	4,735,601	4,467,459

Cash and cash equivalents:
Net change during the year	(298,890)	193,013
Balance, beginning of year	792,066	599,053
Balance, end of year	$493,176	$792,066

Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment from the proceeds of vehicle loans	$134,598	$—
Issuance of common stock for proceeds received in prior year	$350,000	$—
Capitalized patent costs	$241,574	$—
Capitalized interest on related party loan	$98,947	$—
Trade in value received for vehicle purchase	$10,000	$—

Supplemental disclosures:
Cash paid for income taxes	$—	$—
Interest paid in cash	$117,750	$163,767

The accompanying notes are an integral part of these audited financial statements.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Principal Activities

Zero Nox, Inc., (the “Parent”), was incorporated in the state of Wyoming on October 23, 2017. The Parent, together with its wholly-owned subsidiary, Zero Nox, Inc., a California corporation, (the “Subsidiary”), collectively, (the “Company”), is an organization specializing in the development and commercialization of electric powertrain technology and its integration into electric vehicles. The Company’s comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power electric off-highway vehicles. The Company’s products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. The Company partners with overseas manufacturers to produce electric vehicles and complete final assembly and quality control testing in the United States. The Company’s services include maintenance of sold products and working with original equipment manufacturers (“OEMs”) in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principals of Consolidation

These consolidated financial statements include the accounts of the Parent and Subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the preparation of the consolidated financial statements principally include assessing the collectability of accounts receivable, inventory obsolescence, useful lives and potential impairment of long-lived assets, allowance for warranty reserves and the valuation allowance on deferred tax assets. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Going Concern

As of December 31, 2022, the Company had $493,176 in cash and cash equivalents. The Company has incurred losses and negative cash flows from operations since inception and has a stockholders’ deficit of $6,298,790 at December 31, 2022. The Company has funded its activities primarily through equity and debt financing and expects to continue to incur net losses and use cash in operations for the foreseeable future and may never become profitable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the issuance of these consolidated financial statements. In efforts to address this uncertainty, the Company has entered into promissory notes with various investors in January and February 2023 to raise $860,000 (see Note 13). However, the Company is dependent on its ability to raise additional funding through equity and/or debt financing to continue operations for the twelve months following the issuance of these consolidated financial statements. The Company cannot make any assurances that additional financing will be available to it and, if available, on acceptable terms or at all. As such, management believes substantial doubt exists as to the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash consists of amounts held in financial institutions and consists of immediately available fund balances. The funds are maintained at stable financial institutions, generally at amounts in excess of federally insured limits. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

due to the high quality of the institutions. The Company has not experienced any losses on such accounts. At December 31, 2022, the Company’s uninsured cash balance was $191,535.

Accounts Receivable, net

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected and for product returns. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management additionally records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and expectations of future returns. As of both December 31, 2022 and 2021, the Company has recorded an aggregate allowance for uncollectible accounts and product returns of $80,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method. The Company reviews inventory for obsolete or slow-moving items and writes down such inventory to its net realizable value. During 2022 and 2021, there were nominal write-downs to inventory. Beginning in 2021, freight costs related to inventory acquired are capitalized into the cost of inventory. Inventories, which primarily include unassembled and assembled finished goods as well as spare parts stock, amounted to $1,007,937 and $1,638,619 as of December 31, 2022 and 2021, respectively. Also included in inventory were capitalized freight costs of $144,504, and $308,918, for the years ended December 31, 2022 and 2021, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Asset Category	Depreciable Life
Warehouse equipment	5 years
Fleet vehicles	5 years

Depreciation commences in the month the asset is placed in service. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the accompanying consolidated statements of operations.

Intangible Assets

The Company accounts for patents in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-30, General Intangibles Other than Goodwill. The Company capitalizes patent costs representing legal fees associated with filing patent applications and amortizes them on a straight-line basis. The Company is in the process of evaluating our patents’ estimated useful life and will begin amortizing the patents when they are brought to the market or otherwise commercialized. As of December 31, 2022, the Company capitalized $328,800 which was included within intangible assets on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company evaluates its long lived assets for indicators of impairment. If there are indicators of impairment and we determine that the asset is not recoverable from future undiscounted cash flows to be received through the asset’s remaining life (or, if earlier, the expected disposal date), we record an impairment charge to the extent the carrying amount exceeds the asset’s estimated fair value or net proceeds from expected disposal.

There were no indicators of impairment to the Company’s long-lived assets and no impairment charges were recorded during 2022 or 2021.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes using FASB ASC Topic 740, Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to reduce the net deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the guidance on accounting for uncertainty in income taxes. In accordance with this guidance, interest costs and related penalties would be calculated, if applicable, related to unrecognized tax benefits. Any interest recorded would be included in interest expense and any penalties recorded would be included in income tax expense. As of December 31, 2022 and 2021, no liability for unrecognized tax benefits was required to be recorded.

Fair Value Measurements

The Company applies ASC 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, accrued expenses, and due to related party approximate fair value due to their short-term nature. As of December 31, 2022 and 2021, the carrying amounts of the Company’s notes payable and notes payable - related parties approximated its fair value, as the obligation bears interest at rates currently available for debt with similar maturities and collateral requirements.

As of December 31, 2022, the carrying amounts of the Company’s convertible notes approximated their fair value, as the convertible notes were issued in transactions deemed to be arm’s length at an agreed-upon price between the Company and the note holders. Certain assets and liabilities of the Company are required to be recorded at fair value either on a recurring or non-recurring basis. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction based on market participants.

Revenue Recognition

The Company applies the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers, in order to determine the revenue (i) identification of the promised goods or services in the contracts; (ii) determination of whether the

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has only one operating and reporting segment, which generates revenue from selling electric vehicles (i.e., utility terrain vehicles, transport shuttles, forklifts), lithium iron phosphate battery upgrades, electric vehicle conversion kits and from arrangements with OEMs to assist in the design and electric powertrain solutions needed to support their execution in bringing electric vehicles to the market.

Revenue is recognized when obligations under the terms of a contract with the Company’s customer are satisfied which occurs with the transfer of control of the Company’s products. This occurs either upon shipment or delivery of finished goods, depending on whether the contract is Free on Board (“FOB”) destination, or, in other situations such as consignment arrangements, when products are shipped to dealership locations under contractual line of credit agreements, when the customer has accepted the product.

Each customer purchase order or quote sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations (i.e., for customized solutions unique to a customer’s specifications), management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. For standard products and services with observable sales transactions, the observable sales transactions are used to determine the standalone selling price.

To the extent that the transaction price includes variable consideration, such as volume discounts and customer payment penalties, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Generally full payments are due upon fulfillment of contractual obligations. In certain cases, promissory notes are extended for up to 90 days. Select dealership locations may be offered an in-house line of credit within which electric vehicles can be borrowed against. In such instances, if a vehicle balance is not paid for within six months, interest will begin to accrue monthly. Shipping costs are included in cost of sales in the accompanying consolidated statements of operations, net of freight charges billed to customers.

Warranty Costs

Customers are provided with a manufacturer warranty that assures that the products meet standard specifications and are free of defects. The Company allows customers to purchase an extended warranty. The extended warranty purchased only applies to batteries. Warranty reserves, under the extended warranty programs, are recorded based on open claims and historical experience, which have not been significant. As of December 31, 2022 and 2021, the Company’s warranty reserve amounted to $325,000 and $175,000, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Warranty costs were $152,609 and $100,000 for the years ended December 31, 2022 and 2021, respectively, and are included in costs of goods sold in the accompanying consolidated statements of operations.

Deferred Revenue

Payments received in advance from customers against future product sales, multiple element arrangements and extended warranties are recorded as a current or non-current deferred revenue liability based on the time from the consolidated balance sheets date to the future date of revenue recognition. As of December 31, 2022 and 2021, deferred revenue included advances from customers of $1,852,327 and $974,639, respectively, extended warranty costs of $37,771 and $27,178, respectively.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The deferred revenue activity for the years ended December 31, 2022 and 2021 was as follows:

	December 31,
	2022	2021
Beginning balance	$1,068,253	$443,894
Additions to deferred revenue during period	7,358,405	1,031,889
Deferred revenue recognized during period	(6,446,391)	(407,530)
Ending Balance	$1,980,267	$1,068,253

Leases

The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are presented as right-of-use (“ROU”) assets and the corresponding lease liabilities are included in lease liability, current and lease liability, net on the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset, and lease liabilities represent the Company’s obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.

The Company has a long-term lease for warehouse/executive office space, which the Company has concluded to be an operating lease. Operating lease assets and liabilities are recognized as of the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or deferred lease payments, initial direct costs, lease incentives, and impairment of operating lease assets as applicable. To determine the present value of the lease payments not yet paid, the Company used the incremental secured borrowing rate for an existing secured loan corresponding to the maturities of the lease. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.

The Company has elected to exclude short-term leases having initial terms of 12 months or less.

Stock-based Compensation

The Company grants its employees, officers, directors, and consultants and advisors to the Company stock-based compensation awards under the 2017 Stock Option/Stock Issuance Plan (the “Plan”). The Company measures the cost of all stock-based transactions at fair value at the grant date and recognizes the associated stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the option vesting period, in accordance with ASC 718, Stock-Compensation. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company has made an accounting policy election to account for forfeitures of awards as they occur and reverse previously unrecognized compensation cost for portions of the award that are unvested at the time of forfeiture.

Distinguishing Liabilities from Equity

The Company applies ASC Topic 480, Distinguishing Liabilities from Equity ("ASC Topic 480”), and ASC 815-40, Derivatives and Hedging: Contracts in Entity’s own Equity ("ASC815-40"), to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the consolidated balance sheet (“temporary equity”). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Initial Measurement

The Company records its financial instruments classified as liability, temporary equity, or permanent equity at issuance at fair value or cash received.

Subsequent Measurement - Financial Instruments classified as liabilities

The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $293,756 and $469,982 for the years ended December 31, 2022 and 2021, respectively, which are included in selling, general, and administrative expenses on the consolidated statements of operations.

Loss per Common Share

In accordance with the provisions of ASC 260, “Earnings Per Share”, net loss per common share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options and convertible notes are not considered in the diluted loss per common share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the years ended December 31, 2022 and 2021. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for all years. The anti-dilutive shares of common stock outstanding for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
	2022	2021
Potentially dilutive securities:
Convertible notes	549,000	—
Outstanding stock options	1,598,850	1,124,750

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	Year Ended December 31,
	2022	2021
Numerator:
Net loss – basic and diluted	$(7,552,070)	$(4,153,160)
Denominator:
Weighted average common shares – basic and diluted	17,884,606	17,453,970
Basic and diluted loss per share	$(0.42)	$(0.24)

Reclassification

Certain amounts in the Company’s December 31, 2021 consolidated financial statements have been reclassified to conform to the consolidated financial statements for the year ended December 31, 2022. The Company has chosen to reclassify related party notes payable from “Due to related parties” to “Notes payable - related parties”, “Accrued interest - related parties” within “Accrued interest”, and noncurrent portion of deferred revenue within "Deferred revenue" to "Deferred revenue, net of current portion" for the year ended December 31, 2021. The Company has also chosen to classify “Related party interest expense” within “interest expense” for the year ended December 31, 2021. Such reclassification had no effect on the previously reported financial position, net loss or cash flows.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The purpose of ASU 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. On January 1, 2022, the Company adopted ASU 2019-12. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. On January 1, 2022, the Company adopted ASU 2020-06. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326), which requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.

Note 3. Property and Equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2022	2021
Warehouse equipment	$81,755	$40,590
Fleet vehicles	320,203	246,225
	401,958	286,815
Accumulated depreciation	(76,217)	(63,335)
Property and equipment, net	$325,741	$223,480

Depreciation expense relating to property and equipment was $39,372 and $40,154 years ended December 31, 2022 and 2021, respectively.

Note 4. Borrowing Arrangements

EID Loan

On June 9, 2020, the Company obtained a COVID-19 Economic Injury Disaster Loan (“EID Loan”) from the U.S. Small Business Administration (“SBA”), in the amount of $70,000. The loan is secured by the Company’s assets, bears interest at a rate of 3.75% per annum, and matures on June 10, 2050. Commencing on June 9, 2021, principal and interest installment payments of $342 are due monthly. All payments during 2021 and 2022 were applied to accrued interest. The outstanding principal balance as of December 31, 2022 and 2021, was $69,900, for both years. Interest expense for the years ended December 31, 2022 and 2021 was

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

$2,621 and $2,394, respectively. As of December 31, 2022, accrued interest was $59. There was no accrued interest outstanding as of December 31, 2021.

North Star Leasing Loan

On December 23, 2021, the Company entered an “Equipment Financing Agreement” with North Star Leasing, a division of Peoples Bank, for a loan in the amount of $720,000 with a $121,395 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 17.77%. Commencing on February 10, 2022, periodic payments of $60,000 were due monthly until paid in full. The Loan matured in December 2022 and was repaid in full. Interest expense for the year ended December 31, 2022 was $61,395. The outstanding principal balance as of December 31, 2021 was $598,605.

Vehicle Loans

On August 3, 2022, the Company financed the purchase of a 2022 Ford F-250 to be used for operations. $72,708 of the total purchase price was financed with Ford Credit for a term of 60 months at an annual percentage of 5.69%. Monthly payments of $1,399 commenced on August 15, 2022. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $2,028. As of December 31, 2022, the principal balance of the note payable was $67,744.

On November 14, 2022, the Company entered into an agreement with an employee to purchase a 2018 Ford F-150 to be used for operations. As a result, the Company took over the vehicle loan that had a remaining principal balance of $19,970 on the date of the agreement, with 34 months remaining on the term at an annual percentage of 2.25%. Monthly payments of $650 commenced on December 13, 2022. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $40. As of December 31, 2022, the principal balance of the note payable was $19,360.

On December 23, 2022, the Company financed the purchase of a 2021 Chevrolet Silverado to be used for operations. The Company financed $41,920 of the total purchase price with Tucoemas Federal Credit Union ("TCFU") for a term of 72 months at an annual percentage of 4.66%. Monthly payments of $683 commence on February 6, 2023. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $1,632. As of December 31, 2022, the principal balance of the note payable was $41,920.

Convertible Notes

From March 31, 2022 through May 26, 2022, the Company issued convertible notes (each a "Convertible Note" and collectively the "Convertible Notes") to various investors (each a "Holder" and collectively the “Holders”) to raise an aggregate amount of $750,000. The Convertible Notes bear simple interest at a rate of 8.0% per annum (the “Applicable Rate”) and have a maturity date that is 18 months after the issuance of the Convertible Note. The Convertible Notes can be prepaid at any time, without penalty and without the applicable Holder’s consent, on or after the date that is one year after the date the Convertible Note is issued. The Convertible Notes represent a general unsecured obligation of the Company. On or before the date that is one year after the date the Convertible Notes are issued, the Holder may convert the Convertible Note to shares of common stock (“Conversion Stock”) at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then the interest at the Applicable Rate shall be owed on any unpaid balance of the Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full (“Contingent Interest Feature”). Additionally, the Convertible Notes are immediately due and payable upon a default event. As of December 31, 2022, the principal balance of the Convertible Notes was $750,000.

Interest expense related to the Convertible Notes described above was $39,976 for the year ended December 31, 2022. Interest payable totaled $39,835 as of December 31, 2022.

The Company evaluated the terms of the Convertible Notes and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022. future principal payments as required under the borrowing arrangements are as follows:

2023	$779,172
2024	30,651
2025	29,439
2026	26,113
2027	20,640
Thereafter	62,909
$948,924

Note 5. Related Party Arrangements

Due to Premier Trailer

On August 9, 2020, the Company entered into an agreement with Premier Trailer Manufacturing, Inc. (“Premier Trailer”), an affiliate of the Company, for advanced funds in the amount of $2,442,497. Advances are unsecured, bear interest at 9% per annum and are due on demand. Commencing on August 9, 2020, interest-only payments are due monthly. On May 5, 2022, the loan was repaid in full. The outstanding principal balance as of December 31, 2021 was $1,064,707. Interest expense for the years ended December 31, 2022 and 2021 was $56,225 and $132,277, respectively. As of December 31, 2022, accrued interest was $11,832.

On August 17, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $500,000. The loan is unsecured, bears interest at 9% per annum, and no payments are required to be made until the maturity date of January 15, 2022. The unpaid principal after the maturity date shall continue to accrue interest at 9% per annum, until paid. On May 5, 2022, the loan was repaid in full. Interest expense for the year ended December 31, 2022 was $15,616. There was no interest expense incurred for the year ended December 31, 2021. There was no accrued interest as of December 31, 2022 and 2021. The outstanding principal balance as of December 31, 2021 was $500,000.

On December 22, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $400,000. The loan is unsecured, bears no interest, and no payments are required to be made until the maturity date of January 31, 2022. The unpaid principal after the maturity date shall accrue interest at 10% per annum until paid. The loan was repaid in full on January 31, 2022. There was no interest expense for the years ended December 31, 2022 and 2021. The outstanding principal balance as of December 31, 2021 was $400,000.

Related Party Convertible Note

On March 11, 2022, the Company entered into a convertible promissory note agreement with an accredited investor (the “Holder”) to raise an aggregate amount of $5,000,000 (the “Related Party Convertible Note”). The Related Party Convertible Note bears simple interest at a rate of 8.0% per annum (the “Applicable Rate”) and matures on the date that is 18 months after the issuance of the Related Party Convertible Note. The Related Party Convertible Note can be prepaid at any time, without penalty and without the applicable Holder’s consent, on or after the date that is one year after the date the Related Party Convertible Note is issued. The Related Party Convertible Note represents a general unsecured obligation of the Company. On or before the date that is one year after the date the Related Party Convertible Note is issued, the Holder may convert the Related Party Convertible Note to shares of the Company’s common stock (“Conversion Stock”) at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then interest accrued shall be owed on any unpaid balance of the Related Party Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full (“Contingent Interest Feature”). Additionally, the Related Party Convertible Note is immediately due and payable upon a default event. As of December 31, 2022, the principal balance of the Related Party Convertible Note was $4,740,000.

Interest expense related to the Related Party Convertible Note described above was $315,595. Accrued interest totaled $315,595 as of December 31, 2022.

The Company evaluated the terms of the Related Party Convertible Note and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

Due to Central Valley Farms

On June 3, 2021, the Company obtained a short-term bridge loan from Central Valley Farms, LP ("CVF") in the amount of $300,000. The loan is unsecured, bears interest at a rate of 9% per annum and had a maturity date on August 2, 2021. Commencing on June 3, 2021, principal and interest installment payments are due monthly until paid. On December 3, 2021, the loan was repaid in full. Interest expense for the year ended December 31, 2021 was $11,762. There was no accrued interest owed as of December 31, 2021.

On August 30, 2021, the Company obtained a short-term bridge loan from CVF in the amount of $1,500,000. Commencing on August 30, 2021, interest on the unpaid principal balance will compound monthly at a rate of 6% per annum. On January 1, 2022, the loan amount was amended to whereby the accrued interest of $37,839 was included within the principal balance, increasing the principal balance to $1,537,839, and increasing the interest rate to 8% per annum. On September 27, 2022, the loan was subsequently amended to whereby the accrued interest of $61,008 was included within the principal balance, increasing the principal balance to $1,598,847. On January 1, 2023, the loan was further amended to whereby the accrued interest of $63,299 was included in within the principal balance, increasing the principal balance to $1,662,246 and extending the maturity date to April 1, 2023. On April 1, 2023, the loan was further amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date (see Note 13). The loan is unsecured, and no payments were required to be made until June 1, 2023. The outstanding principal balance as of December 31, 2022 and 2021, was $1,598,947 and $1,500,000, respectively. Interest expense for the years ended December 31, 2022 and 2021 was $124,409 and $37,839, respectively. As of December 31, 2022 and 2021, accrued interest was $63,299 and $37,839, respectively.

On January 17, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $1,000,000. Commencing on January 17, 2022, interest on the unpaid principal balance will compound monthly at a rate of 8% per annum, compounded monthly. The loan is unsecured, and no payments are required to be made until the maturity date of March 17, 2022. The unpaid principal after the maturity date will accrue interest at 12% per annum until paid. The loan was repaid in full on March 24, 2022. Interest expense for the year ended December 31, 2022 was $13,488.

On September 27, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $400,000. Commencing on September 27, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of October 11, 2022. The unpaid principal after the maturity date will accrue interest at 18% per annum until paid. The loan was repaid in full on October 10, 2022. Interest expense for the year ended December 31, 2022 was $1,580.

On December 1, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $500,000. Commencing on December 1, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date (see Note 13). The loan is unsecured, and no payments are required to be made until the maturity date of June 1, 2023. As of December 31, 2022, the outstanding principal balance was $500,000. Interest expense for the year ended December 31, 2022 was $3,288. Accrued interest as of December 31, 2022 was $3,288.

Due to Officers

On December 1, 2021, the Company obtained a short-term bridge loan from Vonn Christenson, Chief Executive Officer of Zero Nox, Inc. ("Christenson"), in the amount of $100,000. Commencing on December 1, 2021, interest on the unpaid principal balance compounded monthly at a rate of 5% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of January 1, 2022. The unpaid principal after the maturity date accrued interest at 18% per annum until paid. The loan was repaid in full on December 29, 2021. For the year ended December 31, 2021, interest expense of $466 was incurred and paid.

On February 15, 2022, the Company obtained a short-term bridge loan from Christenson, in the amount of $65,000. Commencing on February 15, 2022, interest on the unpaid principal balance compounded monthly at a rate of 5% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of March 15, 2022. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid. On March 11, 2022, the loan was repaid in full. For the year ended December 31, 2022 interest expense of $214 was incurred and paid.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2022	2021
Payroll	$80,780	$10,331
Credit cards	40,094	103,682
Professional fees	369,750	—
Other	325,580	142,034
Total	$816,204	$256,047

Note 7. Equity and Stock-Based Compensation

The Company has a stock option plan, which provides for the grant of shares of stock options to its employees, officers, directors, and consultants and advisors to the Company. Under the Plan, the number of shares available to be granted was 2,000,000 as of both December 31, 2022 and 2021. The option exercise price may not be less than the underlying stock’s fair market value at the date of the grant and the options have a term of up to five years.

The following table summarizes assumptions used to compute the fair value of options granted:

	December 31,
	2022	2021
Stock price	$10.00	$3.00-10.00
Exercise price	$10.00	$3.00-10.00
Expected volatility	27.19%	27.74%
Expected term (in years)	5.00	5.00
Risk-free interest rate	1.37 - 4.15%	0.72 - 1.25%

A summary of stock option activity under the Plan is as follows:

			Weighted Average
	Shares		Remaining	Aggregate
	Underlying	Weighted Average	Contractual Term	Intrinsic
	Options	Exercise Price	(in years)	Value
Outstanding at January 1, 2021	585,000	$1.00	0.18	$—
Granted	539,750	6.47	1.70	—
Outstanding at December 31, 2021	1,124,750	$3.62	3.13	$1,620,000
Granted	740,450	9.88	4.13	—
Forfeited	(266,350)	9.86	—	—
Outstanding at December 31, 2022	1,598,850	$5.48	3.23	$7,225,000
Exercisable at December 31, 2022	748,250	$3.20	2.78	$—

The weighted-average grant-date fair value per option granted during the years ended December 31, 2022 and 2021 was $2.74 and $1.70, respectively. As of December 31, 2022, $1,223,070 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 2.65 years. The aggregate intrinsic value is calculated as the difference between fair value of the Company’s stock price and the exercise price of the options. As of December 31, 2022, 401,150 stock options remain available to be awarded under the Plan.

For the years ended December 31, 2022 and 2021, the Company recognized stock-based compensation expense of $976,276 and $153,206, respectively, which is reported on the accompanying consolidated statements of operations and changes in stockholders’ deficit.

For the year ended December 31, 2022, the Company recognized stock based compensation expense of $225,000 for the issuance of warrants to a Company employee. There was no stock-based compensation for the issuance of warrants for the year ended

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021. The related stock-based compensation expense is reported on the accompanying consolidated statements of operations and changes in stockholders’ deficit.

Note 8. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2022 and 2021 are as follows:

Year Ended December 31,
	2022	2021
Current provision:
Federal	$—	$—
State	—	—
Total current provision	$—	$—

Deferred provision:
Federal	$—	$—
State	—	—
Total deferred provision	—	—
Total provision for income taxes	$—	$—

The differences between the expected income tax expense at the federal statutory rate of 21 percent and the actual income tax expense are reconciled as follows:

	December 31,
	2022	2021

Income tax at statutory rate	$(1,585,935)	$(872,164)
Permanent items	—	1,696
State income taxes	(527,406)	(289,475)
Other	(18,128)	—
Valuation allowance	2,131,469	1,159,943
	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, Management evaluates whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on Management’s evaluation, the net deferred tax asset was offset by a full valuation allowance as of December 31, 2022 and 2021. The Company’s deferred tax asset valuation allowance will be reversed if and when the Company generates sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

	Year Ended December 31,
	2022	2021
Deferred tax assets:
Net operating loss	$3,216,325	$1,372,501
Depreciation	—	2,238
Lease liability	247,058	283,348
Stock compensation	326,475	53,278
Reserves	113,334	71,358
Other	77,406	12,481
	3,980,598	1,795,204

Deferred tax liabilities
Right of use asset	236,214	272,572
Depreciation	90,283	—
	326,497	272,572
	3,654,101	1,522,632
Less: valuation allowance	(3,654,101)	(1,522,632)
Net deferred tax asset	$—	$—

At December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $11,556,000 and $11,306,000, respectively. The federal net operating loss carryforwards have no expiration date. The state net operating loss carryforwards expire at varying dates through December 31, 2042.

Pursuant to Section 382 of the Internal Revenue Code, the utilization of net operating loss carryforwards may be limited as a result of a cumulative change in stock ownership of more than 50% over a three-year period. The Company has not determined whether such a change has occurred and accordingly, the utilization of the net operating loss carryforwards may be subject to certain limitations.

Note 9. Stockholders’ Deficit

Common Stock

The Company has one series of common stock authorized, issued and outstanding as of December 31, 2022 and 2021. The holders of common stock are entitled to one vote per share and, with respect to such vote, will have full voting rights and powers.

The Company has authorized 200,000,000 shares of Common Stock with a par value of $0.0001. The Company has issued and outstanding 17,990,792 and 17,812,413 shares of Common Stock as of December 31, 2022 and 2021, respectively.

Private Placement Offering Memorandum

Effective February 1, 2022, the Company executed a Private Placement Offering Memorandum ("PPM"), for a sale of up to 1,500,000 shares of the Company’s common stock at an offering price of $10 per share. As of December 31, 2022, the Company had issued 112,680 shares of common stock and raised $1,126,800 of cash under this PPM.

Note 10. Commitments and Contingencies

Leases

The Company currently leases approximately 42,000 square feet of warehouse and executive office space at 1343 S. Main Street, Porterville, California 93257 under a 36-month long-term operating lease agreement that commenced on August 1, 2020 and expires on August 31, 2023. The Company has the option to extend the term of the lease for two five-year terms as well as an option to purchase the leased building, the land, and three adjacent parcels for $2,700,000. For purposes of calculating the right-of-use asset and liability related to this lease, management has used the assumption that the Company will execute its option to extend the lease for the

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

initial five-year term. The base rent payments do not include the Company’s proportionate share of any operating expenses, including real estate taxes.

The lease requires fixed monthly payments (inclusive of the charge for taxes and insurance) of $13,000 for year 1, $15,000 for year 2 and $17,000 for year 3 (“Original lease term”). Thereafter, beginning on August 1, 2023 (“inception of the 1st extension date”), rent will be $14,000 per month, with a 3.0% increase per year (the date of the first increase would be August 1, 2024), plus the charge for insurance and taxes. The lease contract does not include any lease incentive for tenant improvements.

The Company can defer the payment of the total cumulative balance of the monthly base rent up to certain annual amounts as specified therein, for a period of three years. Any deferred portion of the base rent shall bear interest at 6% per annum until paid in full. Under the event of default or if the Company fails to pay the deferred portion of rent by the end of each 12-month period, the lease agreement requires the Company to deliver to the landlord shares of the Company common stock that equates to the deferred rent outstanding. As of December 31, 2022 and 2021, the Company had not issued any common stock in place of rent payments.

As of December 31, 2022, the weighted average remaining lease term of this operating lease was 5.5 years, and the weighted average discount rate was 6%.

Operating lease right-of-use assets and operating lease liabilities consisted of the following as of December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Assets
Operating lease right-of-use assets, net	$844,117	$974,041

Liabilities
Current liabilities:
Operating lease liabilities, current	$138,418	$129,682
Noncurrent liabilities:
Operating lease liabilities, long-term	744,450	882,868
Total lease liabilities	$882,868	$1,012,550

The future minimum lease payments due under this operating lease are approximately as follows:

2023	$119,000

The above noted future minimum lease payments do not include the optional extension period that was used in the calculation of the right-of-use lease liability noted above, as management has subsequently determined the Company does not intend to execute the option to extend the lease (see Note 13).

Rent expense, recognized on a straight-line basis, was approximately $152,292 and $202,727 for the years ended December 31, 2022 and 2021, respectively and is recorded in general and administrative expenses in the accompanying consolidated statements of operations.

Legal Matters

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties or injunctions prohibiting us from selling one or more products or engaging in other activities. The occurrence of unfavorable outcome in any specific period could have a material adverse effect on our results of operations for that period or future periods.

Periodically, the Company reviews the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time. As additional information becomes available, the

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company reassesses the potential liability related to pending claims and litigation. The Company’s consolidated financial statements do not reflect any material amounts related to possible unfavorable outcomes of claims and lawsuits to which it is currently a party because it currently believes that such claims and lawsuits are not expected, individually or in the aggregate, to result in a material and adverse effect on its financial condition.

Economic and Geographic Concentrations

The Company provides products and services to customers primarily in the United States, Canada, and Australia. Future operations could be affected by changes in economic or other conditions in those markets. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies due to the gradual global adoption of clean energy zero-emission vehicle initiatives.

Note 11. Significant Concentrations

As of December 31, 2022, one customer represented approximately 17% of accounts receivable. As of December 31, 2021, five customers represented approximately 69% of accounts receivable.

One customer represented approximately 14% of gross revenue for the year ended December 31, 2022. No customers represented more than 10% of gross revenue for the year ended December 31, 2021.

Two vendors represented approximately 77% of accounts payable for the year ended December 31, 2022. Three vendors represented 74% of accounts payable for year ended December 31, 2021.

Note 12. Employee Benefit Plan

The Company has a defined contribution savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees who meet the eligibility requirements, as defined in the related plan document. At its discretion, the Company matches employee contributions made to the plan according to a specified formula. For the years ended December 31, 2022 and 2021, the Company’s matching contribution expense amounted to $18,260 and $15,684, respectively, which is included within payroll and related expenses on the consolidated statement of operations.

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of April 7, 2023 and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the below items.

On January 1, 2023, the Company and CVF amended the terms of the August 30, 2021 loan. The loan was amended to whereby the accrued interest of $63,299 was capitalized to the principal balance, increasing the principal balance to $1,662,246. In addition, the loan amendment extended the maturity date to April 1, 2023, and increased the interest rate on unpaid principal after the maturity date to 16% per annum until paid. On April 1, 2023, the loan was further amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date rather than increasing the interest rate from 8% to 16%.

In January 2023, the Company reassessed the assumptions used to calculate the initial ROU asset and liability of their lease, determining that the Company does not intend to exercise the option to extend the lease and intends to exercise the purchase option per the lease agreement. Such change in assumption will result in reclassifying the lease from operating to financing during the first quarter of 2023.

On January 16, 2023, the Company entered into a promissory note agreement with an accredited investors to raise an aggregate cash amount of $400,000. This note bears interest at the annual rate of 8%, compounded monthly, and matures on April 1, 2023. The promissory note may be prepaid by the Company at any time without penalty. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 500 shares of common stock to CVF if the loan is not paid in full by the maturity date.

ZERO NOX, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 16, 2023, the Company entered into promissory note agreements with two accredited investors to raise an aggregate cash amount of $460,000. These notes bear interest at the annual rate of 8%, compounded monthly, and mature on June 1, 2023. The promissory notes may be prepaid by the Company at any time without penalty.

On March 7, 2023, The Growth for Good Acquisition Corporation ("G4G"), G4G Merger Sub Inc. ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”): (i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement,  Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of G4G (the “Merger”); (ii) as a result of the Merger, among other things, all outstanding shares of the Company’s common stock will be canceled in exchange for the right to receive, in the aggregate, a number of shares of G4G Common Stock (as defined below) equal to the quotient obtained by dividing (x) $225,000,000 by (y) $10.00; and (iv) upon closing of the Merger, G4G will be renamed “Zero Nox Holdings, Inc.”

On March 10, 2023, the Company amended one of the Convertible Notes with a principal balance of $5,000,000. Per the terms of the amendment, the maturity date of the Convertible Note was extended from the date 18 months after issuance (or September 11, 2023) to the earlier of a) October 1, 2023, or b) the time at which the balance of the Convertible Note is due and payable upon an Event of Default. In addition, the deadline to convert the Convertible Note was extended from the date 12 months after issuance (or March 11, 2023) to May 1, 2023. After May 1, 2023, the Company may pay any unpaid balance on the Convertible Note before it becomes due without the consent of the holder of the Convertible Note.

On March 23, 2023, the Company obtained a short-term bridge loan from Christenson, in the amount of $50,000. Commencing on March 23, 2023, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of May 23, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid.

On March 28, 2023, the Company entered a financing agreement with North Star Leasing, a division of Peoples Bank, for a loan in the amount of $750,000 with a $63,395 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 15.3%. Commencing on May 10, 2023, periodic payments of $62,500 are due monthly until paid in full.

On April 1, 2023, the Company and CVF amended the terms of the December 1, 2022 loan. The loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date.

ZERO NOX, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$124,225	$493,176
Accounts receivable, net	2,252,349	2,051,178
Inventories	1,905,110	1,007,937
Prepaid inventory deposits	1,019,080	1,688,315
Other current assets	35,350	14,681
Total current assets	5,336,114	5,255,287
Intangible assets	348,800	328,800
Property and equipment, net	339,228	325,741
Operating right-of-use assets, net	—	844,117
Finance right-of-use asset, net	2,847,827	—
Total assets	$8,871,969	$6,753,945

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,734,623	$816,667
Accrued expenses	631,572	816,204
Accrued interest	39,173	39,894
Accrued interest - related parties	481,767	394,014
Deferred revenue	1,007,309	1,890,098
Operating lease liability, current	—	138,418
Finance lease liability	2,821,556	—
Due to related party	6,550	9,950
Notes payable, current portion	719,522	29,172
Notes payable - related parties	3,072,246	2,098,947
Convertible notes	500,000	750,000
Convertible note - related party	4,640,000	4,740,000
Other current liabilities	325,000	325,000
Total current liabilities	15,979,318	12,048,364
Notes payable, net of current portion	177,953	169,752
Deferred revenue, net of current portion	87,375	90,169
Operating lease liability, net of current portion	—	744,450
Total liabilities	16,244,646	13,052,735

Commitments and contingencies (Note 9)

Stockholders’ Deficit:
Common stock ($0.0001 par value; 200,000,000 shares authorized; 17,990,792 shares issued and outstanding as of March 31, 2023 (unaudited) and December 31, 2022)	1,799	1,799
Additional paid-in capital	6,867,887	6,705,768
Proceeds from shares not issued	411,000	101,000
Accumulated deficit	(14,653,363)	(13,107,357)
Total stockholders’ deficit	(7,372,677)	(6,298,790)
Total liabilities and stockholders’ deficit	$8,871,969	$6,753,945

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ZERO NOX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)

Product sales	$2,771,347	$1,707,725
Sales discounts	(80,017)	(23,646)
Total revenue, net	2,691,330	1,684,079
Cost of product sales	1,390,915	982,897
Freight and shipping costs	307,788	596,314
Gross profit	992,627	104,868

Operating expenses:
General and administrative	394,445	294,808
Payroll and related	899,013	906,182
Sales and marketing	89,778	198,818
Professional fees	920,797	241,168
Stock-based compensation	162,119	221,961
Depreciation and amortization	30,264	9,316
Total operating expenses	2,496,416	1,872,253
Loss from operations	(1,503,789)	(1,767,385)

Other income (expense):
Gain on conversion of convertible note	19,631	—
Gain on lease reassessment	78,000	—
Related party interest expense	(151,052)	(101,060)
Interest expense	(15,405)	(1,094)
Gain (loss) on sale of equipment	22,900	(6,860)
Other income	9,407	157
Other expense	(5,698)	(9,490)
Total other expense, net	(42,217)	(118,347)
Loss before income taxes	(1,546,006)	(1,885,732)
Provision for income taxes	—	—
Net loss	$(1,546,006)	$(1,885,732)

Loss per common share:
Basic and diluted	$(0.09)	$(0.11)
Weighted average common shares outstanding:
Basic and diluted	17,990,792	17,812,413

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ZERO NOX, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common Stock
			Additional	Proceeds from Shares		Total
	Shares	Amount	Paid-In Capital	Not Issued	Accumulated Deficit	Stockholders’ Deficit
Balance at January 1, 2022	17,812,413	$1,781	$3,941,023	$350,000	$(5,555,287)	$(1,262,483)
Proceeds from shares not issued	—	—	—	143,000	—	143,000
Stock-based compensation	—	—	221,961	—	—	221,961
Net loss	—	—	—	—	(1,885,732)	(1,885,732)
Balance as of March 31, 2022	17,812,413	$1,781	$4,162,984	$493,000	$(7,441,019)	$(2,783,254)

	Common Stock
			Additional	Proceeds from Shares		Total
	Shares	Amount	Paid-In Capital	Not Issued	Accumulated Deficit	Stockholders’ Deficit
Balance at January 1, 2023	17,990,792	$1,799	$6,705,768	$101,000	$(13,107,357)	$(6,298,790)
Conversion of convertible notes into common stock not issued	—	—	—	250,000	—	250,000
Proceeds from shares not issued	—	—	—	60,000	—	60,000
Stock-based compensation	—	—	162,119	—	—	162,119
Net loss	—	—	—	—	(1,546,006)	(1,546,006)
Balance as of March 31, 2023	$17,990,792	$1,799	$6,867,887	$411,000	$(14,653,363)	$(7,372,677)

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ZERO NOX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,546,006)	$(1,885,732)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on conversion of convertible notes	(19,631)	—
Gain on lease reassessment	(78,000)	—
Depreciation and amortization	13,846	9,316
Amortization of right-of-use asset	16,418	32,481
Stock-based compensation from options	162,119	221,961
Loss (gain) on sale of equipment	(22,900)	6,860
Change in operating assets and liabilities:
Accounts receivable	(201,171)	(266,493)
Inventories	(897,173)	(655,340)
Prepaid inventory deposits	669,235	189,089
Other current assets	(20,669)	—
Accounts payable	897,956	121,844
Due to related party	(3,400)	—
Accrued interest	18,910	1,162
Accrued interest - related parties	151,052	52,112
Deferred revenue	(885,583)	(107,180)
Accrued expenses and other current liabilities	(184,632)	68,386
Lease obligations - operating leases	—	19,463
Net cash used in operating activities	(1,929,629)	(2,192,071)

Cash flows from investing activities:
Purchases of property and equipment	(15,835)	—
Proceeds from sale of property and equipment	31,400	25,000
Net cash provided by investing activities	15,565	25,000

Cash flows from financing activities:
Reduction of finance lease liability	(3,440)	—
Proceeds from notes payable - related parties	910,000	1,065,000
Proceeds from notes payable	750,000	—
Repayments on notes payable	(71,447)	(58,605)
Proceeds from convertible notes	—	250,000
Proceeds from convertible note - related party	—	5,000,000
Repayments on convertible note - related party	(100,000)	—
Repayments on notes payable - related parties	—	(1,465,000)
Proceeds from shares not issued	60,000	143,000
Net cash provided by financing activities	1,545,113	4,934,395

Cash and cash equivalents:
Net change during the year	(368,951)	2,767,324
Balance, beginning of year	493,176	792,066
Balance, end of year	$124,225	$3,559,390

Supplemental disclosure of noncash investing and financing activities:
Lease reassessment right-of-use assets and lease liabilities	$2,020,128	$—
Conversion of convertible notes into common stock not issued	$250,000	$—
Purchases of property and equipment from the proceeds of vehicle loans	$19,998	$—
Capitalized patent costs	$20,000	$—
Capitalized interest on related party loan	$63,299	$37,839

Supplemental disclosures:
Cash paid for income taxes	$—	$—
Interest paid in cash	$1,871	$14,514

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1. Organization and Principal Activities

Zero Nox, Inc., (the “Parent”), was incorporated in the state of Wyoming on October 23, 2017. The Parent, together with its wholly-owned subsidiary, Zero Nox, Inc., a California corporation, (the “Subsidiary”), collectively, (the “Company”), is an organization specializing in the development and commercialization of electric powertrain technology and its integration into electric vehicles. The Company’s comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power electric off-highway vehicles. The Company’s products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. The Company partners with overseas manufacturers to produce electric vehicles and complete final assembly and quality control testing in the United States. The Company’s services include maintenance of sold products and working with original equipment manufacturers (“OEMs”) in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

On March 7, 2023, Growth for Good Acquisition Company (“G4G”), G4G Merger Sub Inc. (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”): (i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement,  Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of G4G (the “Merger”); (ii) as a result of the Merger, among other things, all outstanding shares of the Company’s common stock will be canceled in exchange for the right to receive, in the aggregate, a number of shares of G4G Common Stock (as defined below) equal to the quotient obtained by dividing (x) $225,000,000 by (y) $10.00; and (iv) upon closing of the Merger, G4G will be renamed “Zero Nox Holdings, Inc.”

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for Interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by the U.S. GAAP for complete consolidated financial statements. The consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2022 and 2021.

Principals of Consolidation

These consolidated financial statements include the accounts of the Parent and Subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the preparation of the consolidated financial statements principally include assessing the collectability of accounts receivable, inventory obsolescence, useful lives and potential impairment of long-lived assets, allowance for warranty reserves and the valuation allowance on deferred tax assets. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Going Concern

As of March 31, 2023, the Company had $124,225 in cash and cash equivalents. The Company has incurred losses and negative cash flows from operations since inception and has a stockholders’ deficit of $7,372,677 at March 31, 2023. The Company has funded its activities primarily through equity and debt financing and expects to continue to incur net losses and use cash in operations for the foreseeable future and may never become profitable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the issuance of these consolidated financial statements. In efforts to address this uncertainty, the Company has entered into promissory notes with various investors in April and May 2023 to raise $460,000 (see Note 11). However, the Company is dependent on its ability to raise additional funding through equity and/or debt financing to continue operations for the twelve months following the issuance of these consolidated financial statements. The Company cannot make any assurances that additional financing will be available to it and, if available, on acceptable terms or at all. As such, management believes substantial doubt exists as to the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash consists of amounts held in financial institutions and consists of immediately available fund balances. The funds are maintained at stable financial institutions, generally at amounts in excess of federally insured limits. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts. There was no uninsured cash balance at March 31, 2023. As of December 31, 2022, the Company’s uninsured cash balance was $191,535.

Accounts Receivable, net

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected and for product returns. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management additionally records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and expectations of future returns. As of both March 31, 2023 (unaudited) and December 31, 2022, the Company has recorded an aggregate allowance for uncollectible accounts and product returns of $80,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method. The Company reviews inventory for obsolete or slow-moving items and writes down such inventory to its net realizable value. During the three months ended March 31, 2023 and 2022, there were nominal write-downs to inventory. Freight costs related to inventory acquired are capitalized into the cost of inventory. Inventories, which primarily include unassembled and assembled finished goods as well as spare parts stock, amounted to $1,905,110 and $1,007,937 as of March 31, 2023 (unaudited) and December 31, 2022, respectively. Also included in inventory were capitalized freight costs of $115,781 and $144,504, as of March 31, 2023 (unaudited) and December 31, 2022, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Asset Category	Depreciable Life
Warehouse equipment	5 years
Office equipment	5 years
Fleet vehicles	5 years

Depreciation commences in the month the asset is placed in service. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the accompanying consolidated statements of operations.

Intangible Assets

The Company accounts for patents in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-30, General Intangibles Other than Goodwill. The Company capitalizes patent costs representing legal fees associated with filing patent applications and amortizes them on a straight-line basis. The Company is in the process of evaluating our patents’ estimated useful life and will begin amortizing the patents when they are brought to the market or otherwise commercialized. For the three months ended March 31, 2023 and 2022, the Company capitalized $20,000 and $0 in patent costs, respectively. There was no amortization expense recorded for the three months ended March 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company evaluates its long lived assets for indicators of impairment. If there are indicators of impairment and we determine that the asset is not recoverable from future undiscounted cash flows to be received through the asset’s remaining life (or, if earlier, the expected disposal date), we record an impairment charge to the extent the carrying amount exceeds the asset’s estimated fair value or net proceeds from expected disposal.

There were no indicators of impairment to the Company’s long-lived assets and no impairment charges were recorded for the three months ended March 31, 2023 and 2022.

Income Taxes

The Company accounts for income taxes using FASB ASC Topic 740, Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to reduce the net deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the guidance on accounting for uncertainty in income taxes. In accordance with this guidance, interest costs and related penalties would be calculated, if applicable, related to unrecognized tax benefits. Any interest recorded would be included in interest expense and any penalties recorded would be included in income tax expense. As of March 31, 2023 (unaudited) and December 31, 2022, no liability for unrecognized tax benefits was required to be recorded.

Fair Value Measurements

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, accrued expenses, and due to related party approximate fair value due to their short-term nature. As of March 31, 2023 (unaudited) and December 31, 2022, the carrying amounts of the Company’s notes payable and notes payable - related parties approximated its fair value, as the obligation bears interest at rates currently available for debt with similar maturities and collateral requirements.

As of March 31, 2023, the carrying amounts of the Company’s convertible notes approximated their fair value, as the convertible notes were issued in transactions deemed to be arm’s length at an agreed-upon price between the Company and the note holders. Certain assets and liabilities of the Company are required to be recorded at fair value either on a recurring or non-recurring basis. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction based on market participants.

Revenue Recognition

The Company applies the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers, in order to determine the revenue (i) identification of the promised goods or services in the contracts; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has only one operating and reporting segment, which generates revenue from selling electric vehicles (i.e., utility terrain vehicles, transport shuttles, forklifts), lithium iron phosphate battery upgrades, electric vehicle conversion kits and from arrangements with OEMs to assist in the design and electric powertrain solutions needed to support their execution in bringing electric vehicles to the market.

Revenue is recognized when obligations under the terms of a contract with the Company’s customer are satisfied which occurs with the transfer of control of the Company’s products. This occurs either upon shipment or delivery of finished goods, depending on whether the contract is Free on Board (“FOB”) destination, or, in other situations such as consignment arrangements, when products are shipped to dealership locations under contractual line of credit agreements, when the customer has accepted the product.

Each customer purchase order or quote sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations (i.e., for customized solutions unique to a customer’s specifications), management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. For standard products and services with observable sales transactions, the observable sales transactions are used to determine the standalone selling price.

To the extent that the transaction price includes variable consideration, such as volume discounts and customer payment penalties, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Generally full payments are due upon fulfillment of contractual obligations. In certain cases, promissory notes are extended for up to 90 days. Select dealership locations may be offered an in-house line of credit within which electric vehicles can be borrowed against. In such instances, if a vehicle balance is not paid for within six months, interest will begin to accrue monthly. Shipping costs are included in cost of sales in the accompanying consolidated statements of operations, net of freight charges billed to customers.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Warranty Costs

Customers are provided with a manufacturer warranty that assures that the products meet standard specifications and are free of defects. The Company allows customers to purchase an extended warranty. The extended warranty purchased only applies to batteries. Warranty reserves, under the extended warranty programs, are recorded based on open claims and historical experience, which have not been significant. For both March 31, 2023 (unaudited) and December 31, 2022, the Company’s warranty reserve amounted to $325,000, and are included in other current liabilities in the accompanying consolidated balance sheets. Warranty costs were $1,582 and $0 for the three months ended March 31, 2023 and 2022, respectively, and are included in costs of goods sold in the accompanying consolidated statements of operations.

Deferred Revenue

Payments received in advance from customers against future product sales, multiple element arrangements and extended warranties are recorded as a current or non-current deferred revenue liability based on the time from the consolidated balance sheets date to the future date of revenue recognition.

Deferred revenue consisted of the following:

	March 31, 2023	December 31, 2022
Advances from customers	$970,294	$1,852,327
Extended warranty costs	124,390	127,940
	$1,094,684	$1,980,267

The deferred revenue activity for the three months ended March 31, 2023 was as follows:

March 31, 2023
Beginning balance	$1,980,267
Additions to deferred revenue during period	976,694
Deferred revenue recognized during period	(1,862,277)
Ending Balance	$1,094,684

Leases

The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are presented as right-of-use (“ROU”) assets and the corresponding lease liabilities are included in lease liability, current and lease liability, net on the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset, and lease liabilities represent the Company’s obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.

The Company has a long-term lease for warehouse/executive office space, which the Company had originally concluded to be an operating lease. Operating lease assets and liabilities are recognized as of the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or deferred lease payments, initial direct costs, lease incentives, and impairment of operating lease assets as applicable. To determine the present value of the lease payments not yet paid, the Company used the incremental secured borrowing rate for an existing secured loan corresponding to the maturities of the lease. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.

On January 1, 2023, the Company concluded that it was more likely than not that it would exercise this purchase option. Accordingly, a reassessment of this lease was performed which resulted in reclassification of this lease to a finance lease. The Company’s finance lease term ends on July 31, 2023. Borrowing rates for the finance lease are determined from available rates in the current market conditions.

The Company has elected to exclude short-term leases having initial terms of 12 months or less.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Stock-based Compensation

The Company grants its employees, officers, directors, and consultants and advisors to the Company stock-based compensation awards under the 2017 Stock Option/Stock Issuance Plan (the “Plan”). The Company measures the cost of all stock-based transactions at fair value at the grant date and recognizes the associated stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the option vesting period, in accordance with ASC 718, Stock-Compensation. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company has made an accounting policy election to account for forfeitures of awards as they occur and reverse previously unrecognized compensation cost for portions of the award that are unvested at the time of forfeiture.

Distinguishing Liabilities from Equity

The Company applies ASC Topic 480, Distinguishing Liabilities from Equity (“ASC Topic 480”), and ASC 815-40, Derivatives and Hedging: Contracts in Entity’s own Equity (“ASC815-40”), to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the consolidated balance sheet (“temporary equity”). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement

The Company records its financial instruments classified as liability, temporary equity, or permanent equity at issuance at fair value or cash received.

Subsequent Measurement - Financial Instruments classified as liabilities

The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $24,120 and $163,105 for the three months ended March 31, 2023 and 2022, respectively, which are included in sales and marketing expenses on the consolidated statements of operations.

Loss per Common Share

In accordance with the provisions of ASC 260, “Earnings Per Share”, net loss per common share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options and convertible notes are not considered in the diluted loss per common share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the three months ended March 31, 2023 and 2022. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for all periods. The anti-dilutive shares of common stock outstanding for the three months ended March 31, 2023 and 2022 were as follows:

	For the Three Months Ended March 31,
	2023	2022
Potentially dilutive securities:
Convertible notes	514,000	525,000
Outstanding stock options	1,629,150	1,644,600

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	For the Three Months Ended March 31,
	2023	2022
Numerator:
Net loss - basic and diluted	$(1,546,006)	$(1,885,732)
Denominator:
Weighted average common shares - basic and diluted	17,990,792	17,812,413
Basic and diluted loss per share	$(0.09)	$(0.11)

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The purpose of ASU 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. On January 1, 2022, the Company adopted ASU 2019-12. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. On January 1, 2022, the Company adopted ASU 2020-06. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326), which requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements. On January 1, 2023, the Company adopted ASU 2016-13. There were no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

Note 3. Property and Equipment, net

Property and equipment, net consisted of the following:

	March 31, 2023 (Unaudited)	December 31, 2022
Warehouse equipment	$81,755	$81,755
Office equipment	3,691	—
Fleet vehicles	340,345	320,203
	425,791	401,958
Accumulated depreciation	(86,563)	(76,217)
Property and equipment, net	$339,228	$325,741

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Depreciation expense relating to property and equipment was $13,846 and $9,316 for the three months ended March 31, 2023 and 2022, respectively.

Note 4 - Borrowing Arrangements

EID Loan

On June 9, 2020, the Company obtained a COVID-19 Economic Injury Disaster Loan (“EID Loan”) from the U.S. Small Business Administration (“SBA”), in the amount of $70,000. The loan is secured by the Company’s assets, bears interest at a rate of 3.75% per annum, and matures on June 10, 2050. Commencing on June 9, 2021, principal and interest installment payments of $342 are due monthly. The outstanding principal balance as of March 31, 2023 (unaudited) and December 31, 2022, was $69,660 and $69,900, respectively. Interest expense for the three months ended March 31, 2023 and 2022 was $1,026 and $646, respectively. As of March 31, 2023, there was no accrued interest. As of December 31, 2022, accrued interest was $59.

North Star Leasing Loans

On December 23, 2021, the Company entered an “Equipment Financing Agreement” with North Star Leasing, a division of Peoples Bank, for a loan in the amount of $720,000 with a $121,395 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 17.77%. Commencing on February 10, 2022, periodic payments of $60,000 were due monthly until paid in full. The Loan matured in December 2022 and was repaid in full. Interest expense for the three months ended March 31, 2023 and 2022 was $0 and $865, respectively.

On March 28, 2023, the Company entered an additional financing agreement with North Star Leasing, for a loan in the amount of $750,000 with a $62,500 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 15.3%. Commencing on May 10, 2023, periodic payments of $62,500 are due monthly until paid in full. The outstanding principal balance as of March 31, 2023 was $687,500.

Vehicle Loans

On August 3, 2022, the Company financed the purchase of a 2022 Ford F-250 to be used for operations. $72,708 of the total purchase price was financed with Ford Credit for a term of 60 months at an annual percentage of 5.69%. Monthly payments of $1,399 commenced on August 15, 2022. Interest expense in the consolidated statement of operations related to this loan for the three months ended March 31, 2023 was $600. As of March 31, 2023 (unaudited) and December 31, 2022, the principal balance of the note payable was $64,199 and $67,744, respectively.

On November 14, 2022, the Company entered into an agreement with an employee to purchase a 2018 Ford F-150 to be used for operations. As a result, the Company took over the vehicle loan that had a remaining principal balance of $19,970 on the date of the agreement, with 34 months remaining on the term at an annual percentage of 2.25%. Monthly payments of $650 commenced on December 13, 2022. Interest expense in the consolidated statement of operations related to this loan for the three months ended March 31, 2023 was $38. As of March 31, 2023 (unaudited) and December 31, 2022, the principal balance of the note payable was $18,262 and $19,360, respectively.

On December 23, 2022, the Company financed the purchase of a 2021 Chevrolet Silverado to be used for operations. The Company financed the purchase with Tucoemas Federal Credit Union (“TCFU”) for a term of 72 months at an annual percentage of 4.66%. Monthly payments of $683 commenced on February 6, 2023. Interest expense in the consolidated statement of operations related to this loan for the three months ended March 31, 2023 was $342. As of March 31, 2023 (unaudited) and December 31, 2022, the principal balance of the note payable was $40,078 and $41,920, respectively.

On January 25, 2023, the Company financed the purchase of trailers to be used for operations. The loan payments commenced on March 1, 2023. The loan is non-interest bearing and matures on November 1, 2023. The principal balance of the note payable as of March 31, 2023 was $17,776.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Convertible Notes

From March 31, 2022 through May 26, 2022, the Company issued convertible notes (each a “Convertible Note” and collectively the “Convertible Notes”) to various investors (each a “Holder” and collectively the “Holders”) to raise an aggregate amount of $750,000. The Convertible Notes bear simple interest at a rate of 8.0% per annum (the “Applicable Rate”) and have a maturity date that is 18 months after the issuance of the Convertible Note. The Convertible Notes can be prepaid at any time, without penalty and without the applicable Holder’s consent, on or after the date that is one year after the date the Convertible Note is issued. The Convertible Notes represent a general unsecured obligation of the Company. On or before the date that is one year after the date the Convertible Notes are issued, the Holder may convert the Convertible Note to shares of common stock (“Conversion Stock”) at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then the interest at the Applicable Rate shall be owed on any unpaid balance of the Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full (“Contingent Interest Feature”). Additionally, the Convertible Notes are immediately due and payable upon a default event. As of March 31, 2023 (unaudited) and December 31, 2022, the principal balance of the Convertible Notes was $500,000 and $750,000, respectively.

Interest expense related to the Convertible Notes described above was $14,356 for the three months ended March 31, 2023. Interest payable totaled $39,173 and $39,835 as of March 31, 2023 (unaudited) and December 31, 2022, respectively.

The Company evaluated the terms of the Convertible Notes and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

On March 23, 2023, a Holder of the Convertible Notes requested to convert $250,000 of Convertible Notes to shares of common stock at a price of $10 per share. The shares were issued on April, 21, 2023. The Company recognized a gain of $19,631 on the extinguishment of the Convertible Note.

As of March 31, 2023, future principal payments, including the arrangement described in Note 11, as required under the borrowing arrangements are as follows:

2023 (9 months)	$8,697,870
2024	272,895
2025	30,616
2026	26,132
2027	20,288
Thereafter	61,920
$9,109,721

Note 5. Related Party Arrangements

Due to Premier Trailer

On August 9, 2020, the Company entered into an agreement with Premier Trailer Manufacturing, Inc. (“Premier Trailer”), an affiliate of the Company, for advanced funds in the amount of $2,442,497. Advances are unsecured, bear interest at 9% per annum and are due on demand. Commencing on August 9, 2020, interest-only payments are due monthly. On May 5, 2022, the loan was repaid in full. Interest expense for the three months ended March 31, 2022 was $23,996.

On August 17, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $500,000. The loan is unsecured, bears interest at 9% per annum, and no payments are required to be made until the maturity date of January 15, 2022. The unpaid principal after the maturity date shall continue to accrue interest at 9% per annum, until paid. On May 5, 2022, the loan was repaid in full. Interest expense for the three months ended March 31, 2022 was $11,250.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

On December 22, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $400,000. The loan is unsecured, bears no interest, and no payments are required to be made until the maturity date of January 31, 2022. The unpaid principal after the maturity date shall accrue interest at 10% per annum until paid. The loan was repaid in full on January 31, 2022. There was no interest expense for the three months ended March 31, 2022.

Related Party Convertible Note

On March 11, 2022, the Company entered into a convertible promissory note agreement with an accredited investor (the “Holder”) to raise an aggregate amount of $5,000,000 (the “Related Party Convertible Note”). The Related Party Convertible Note bears simple interest at a rate of 8.0% per annum (the “Applicable Rate”) and matures on the date that is 18 months after the issuance of the Related Party Convertible Note. The Related Party Convertible Note can be prepaid at any time, without penalty and without the applicable Holder’s consent, on or after the date that is one year after the date the Related Party Convertible Note is issued. The Related Party Convertible Note represents a general unsecured obligation of the Company. On or before the date that is one year after the date the Related Party Convertible Note is issued, the Holder may convert the Related Party Convertible Note to shares of the Company’s common stock (“Conversion Stock”) at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then interest accrued shall be owed on any unpaid balance of the Related Party Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full (“Contingent Interest Feature”). Additionally, the Related Party Convertible Note is immediately due and payable upon a default event. As of March 31, 2023 (unaudited) and December 31, 2022, the principal balance of the Related Party Convertible Note was $4,640,000 and $4,740,000, respectively.

Interest expense related to the Related Party Convertible Note described above for the three months ended March 31, 2023 and 2022 was $93,501 and $21,918, respectively. Accrued interest totaled $420,007 and $315,595 as of March 31, 2023 (unaudited) and December 31, 2022, respectively.

The Company evaluated the terms of the Related Party Convertible Note and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

Due to Central Valley Farms

On August 30, 2021, the Company obtained a short-term bridge loan from Central Valley Farms, LP (“CVF”), an entity affiliated with one of the Company’s board members, in the amount of $1,500,000. Commencing on August 30, 2021, interest on the unpaid principal balance will compound monthly at a rate of 6% per annum. On January 1, 2022, the loan amount was amended to whereby the accrued interest of $37,839 was included within the principal balance, increasing the principal balance to $1,537,839, and increasing the interest rate to 8% per annum. On September 27, 2022, the loan was subsequently amended to whereby the accrued interest of $61,008 was included within the principal balance, increasing the principal balance to $1,598,847. On January 1, 2023, the loan was further amended to whereby the accrued interest of $63,299 was included within the principal balance, increasing the principal balance to $1,662,246 and extending the maturity date to April 1, 2023. On April 1, 2023, the loan was further amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date. The loan is unsecured, and no payments are required to be made until June 1, 2023. The outstanding principal balance as of March 31, 2023 (unaudited) and December 31, 2022, was $1,662,246 and $1,598,947, respectively. Interest expense for the three months ended March 31, 2023 and 2022 was $33,005 and $30,194, respectively. As of March 31, 2023 (unaudited) and December 31, 2022, accrued interest was $33,005 and $63,299, respectively.

On January 17, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $1,000,000. Commencing on January 17, 2022, interest on the unpaid principal balance will compound monthly at a rate of 8% per annum, compounded monthly. The loan is unsecured, and no payments are required to be made until the maturity date of March 17, 2022. The unpaid principal after the maturity date will accrue interest at 12% per annum until paid. The loan was repaid in full on March 24, 2022. Interest expense for the three months ended March 31, 2022 was $13,488.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

On September 27, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $400,000. Commencing on September 27, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of October 11, 2022. The unpaid principal after the maturity date will accrue interest at 18% per annum until paid. The loan was repaid in full on October 10, 2022.

On December 1, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $500,000. Commencing on December 1, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date. The loan is unsecured, and no payments are required to be made until the maturity date of June 1, 2023. As of March 31, 2023 (unaudited) and December 31, 2022, the outstanding principal balance was $500,000. Interest expense for the three months ended March 31, 2023 was $9,993. Accrued interest as of March 31, 2023 (unaudited) and December 31, 2022 was $14,202 and $3,288, respectively.

On January 16, 2023, the Company obtained a short-term bridge loan from CVF in the amount of $400,000. Commencing on January 16, 2023, interest on the unpaid principal compounds monthly at a rate of 8% per annum and matures on April 1, 2023. The promissory note may be prepaid by the Company at any time without penalty. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 500 shares of common stock to CVF if the loan is not paid in full by the maturity date. As of March 31, 2023, the outstanding principal balance was $400,000. Interest expense for the three months ended March 31, 2023 was $10,629. Accrued interest as of March 31, 2023 was $10,629.

On February 16, 2023, the Company obtained a short-term bridge loan from CVF in the amount of $460,000. This note bears interest at the annual rate of 8%, compounded monthly, and matures on June 1, 2023. The promissory note may be prepaid by the Company at any time without penalty. As of March 31, 2023, the outstanding principal balance was $460,000. Interest expense for the three months ended March 31, 2023 was $3,836. Accrued interest as of March 31, 2023 was $3,836.

Due to Officers

On February 15, 2022, the Company obtained a short-term bridge loan from Vonn Christenson, Chief Executive Officer of Zero Nox, Inc. (“Christenson”) in the amount of $65,000. Commencing on February 15, 2022, interest on the unpaid principal balance compounded monthly at a rate of 5% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of March 15, 2022. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid. On March 11, 2022, the loan was repaid in full. Interest expense for the three months ended March 31, 2022 was $214.

On March 23, 2023, the Company obtained a short-term bridge loan from Christenson, in the amount of $50,000. Commencing on March 23, 2023, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of May 23, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid. As of March 31, 2023, the outstanding principal balance was $50,000. Interest expense for the three months ended March 31, 2023 was $88. Accrued interest as of March 31, 2023 was $88.

Note 6. Accrued Expenses

Accrued expenses consisted of the following:

	March 31, 2023	December 31, 2022
Payroll	$64,470	$80,780
Credit cards	53,673	40,094
Professional fees	344,748	369,750
Other	168,681	325,580
Total	$631,572	$816,204

Note 7. Equity and Stock-Based Compensation

The Company has a stock option plan, which provides for the grant of shares of stock options to its employees, officers, directors, and consultants and advisors to the Company. Under the Plan, the number of shares available to be granted was 2,000,000 as of both

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

March 31, 2023 and December 31, 2022. The option exercise price may not be less than the underlying stock’s fair market value at the date of the grant and the options have a term of up to five years.

The following table summarizes assumptions used to compute the fair value of options granted:

	March 31, 2023 (Unaudited)	December 31, 2022
Stock price	$10.00	$3.00-10.00
Exercise price	$10.00	$3.00-10.00
Expected volatility	28.07%	27.74%
Expected term (in years)	5.00	5.00
Risk-free interest rate	3.47 - 4.15%	0.72 - 1.25%

A summary of stock option activity under the Plan is as follows:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2023	1,598,850	$5.48	3.23	$7,225,000
Granted	30,300	10.00	4.88	—
Outstanding at March 31, 2023	1,629,150	$5.57	3.07	$7,225,000
Exercisable at March 31, 2023	872,750	$4.21	2.58	$—

The weighted-average grant-date fair value per option granted during the three months ended March 31, 2023 was $3.23. As of March 31, 2023, $1,153,917 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 2.47 years. The aggregate intrinsic value is calculated as the difference between the fair value of the Company’s stock price and the exercise price of the options. As of March 31, 2023, 370,850 stock options remain available to be awarded under the Plan.

For the three months ended March 31, 2023 and 2022, the Company recognized stock-based compensation expense of $162,119 and $221,961, respectively, which is reported on the accompanying consolidated statements of operations and changes in stockholders’ deficit.

Note 8. Stockholders’ Deficit

Common Stock

The Company has one series of common stock authorized, issued and outstanding as of March 31, 2023 (unaudited) and December 31, 2022. The holders of common stock are entitled to one vote per share and, with respect to such vote, will have full voting rights and powers.

The Company has authorized 200,000,000 shares of Common Stock with a par value of $0.0001. The Company has issued and outstanding 17,990,792 shares of Common Stock as of March 31, 2023 (unaudited) and December 31, 2022.

Private Placement Offering Memorandum

Effective February 1, 2022, the Company executed a Private Placement Offering Memorandum (“PPM”), for a sale of up to 1,500,000 shares of the Company’s common stock at an offering price of $10 per share. As of March 31, 2023, the Company had issued 112,680 shares of common stock and raised $1,126,800 of cash under this PPM.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 9 - Commitments and Contingencies

Leases

The Company currently leases approximately 42,000 square feet of warehouse and executive office space at 1343 S. Main Street in Porterville, California under a 36-month operating lease agreement that commenced on August 1, 2020 and expires on July 31, 2023. The Company has the option to extend the term of the lease for two five-year terms as well as an option to purchase the leased building, the land, and three adjacent parcels for $2,700,000. The base rent payments do not include the Company’s proportionate share of any operating expenses, including real estate taxes.

The lease requires fixed monthly payments (inclusive of the charge for taxes and insurance) of $13,000 for year 1, $15,000 for year 2 and $17,000 for year 3 (“Original lease term”). Thereafter, beginning on August 1, 2023 (“inception of the 1st extension date”), rent will be $14,000 per month, with a 3.0% increase per year (the date of the first increase would be August 1, 2024), plus the charge for insurance and taxes. The lease contract does not include any lease incentive for tenant improvements.

The Company can defer the payment of the total cumulative balance of the monthly base rent up to certain annual amounts as specified therein, for a period of three years. Any deferred portion of the base rent shall bear interest at 6% per annum until paid in full. Under the event of default or if the Company fails to pay the deferred portion of rent by the end of each 12-month period, the lease agreement requires the Company to deliver to the landlord shares of the Company common stock that equates to the deferred rent outstanding. As of March 31, 2023 (unaudited) and December 31, 2022, the Company had not issued any common stock in place of rent payments.

During the three months ended March 31, 2023, the Company reassessed and remeasured an existing real estate lease, which was previously accounted for as an operating lease due to the presence of a purchase price option which the Company concluded was now reasonably certain to exercise. The reassessment resulted in a gain of $78,000 for the three months ended March 31, 2023. The Company recorded amortization expense of $16,418 for the three months ended March 31, 2023 related to the finance right-of-use asset.

As of March 31, 2023, the weighted average remaining lease term of this finance lease was 0.33 years, and the weighted average discount rate was 6%.

Operating and finance lease right-of-use assets and operating and finance lease liabilities consisted of the following as of March 31, 2023 (unaudited) and December 31, 2022:

	March 31, 2023 (Unaudited)	December 31, 2022
Assets
Operating lease right-of-use assets, net	$—	$844,117
Finance lease right-of-use asset, net	2,847,827	—

Liabilities
Current liabilities:
Operating lease liabilities, current	$—	$138,418
Finance lease liabilities, current	2,821,556	—
Noncurrent liabilities:
Operating lease liabilities, long-term	—	744,450
Total lease liabilities	$2,821,556	$882,868

The future minimum lease payments due under the finance lease are approximately as follows:

2023	$68,000

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Rent expense, recognized on a straight-line basis, was approximately $51,000 and $38,443 for the three months ended March 31, 2023 and 2022, respectively and is recorded in general and administrative expenses in the accompanying consolidated statements of operations.

Legal Matters

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties or injunctions prohibiting us from selling one or more products or engaging in other activities. The occurrence of unfavorable outcome in any specific period could have a material adverse effect on our results of operations for that period or future periods.

Periodically, the Company reviews the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation. The Company’s consolidated financial statements do not reflect any material amounts related to possible unfavorable outcomes of claims and lawsuits to which it is currently a party because it currently believes that such claims and lawsuits are not expected, individually or in the aggregate, to result in a material and adverse effect on its financial condition.

Economic and Geographic Concentrations

The Company provides products and services to customers primarily in the United States, Canada, and Australia. Future operations could be affected by changes in economic or other conditions in those markets. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies due to the gradual global adoption of clean energy zero-emission vehicle initiatives.

Note 10. Employee Benefit Plan

The Company has a defined contribution savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees who meet the eligibility requirements, as defined in the related plan document. At its discretion, the Company matches employee contributions made to the plan according to a specified formula. For the three months ended March 31, 2023 and 2022, the Company’s matching contribution expense amounted to $1,687 and $0, respectively, which is included within payroll and related expenses on the consolidated statement of operations.

Note 11. Subsequent Events

Loans to Officer

On April 27, 2023, the Company obtained a short-term bridge loan from Christenson, in the amount of $95,000. Commencing on April 27, 2023, interest on the unpaid principal balance compounded monthly at a rate of 9% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of June 12, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid.

On May 30, 2023, the Company obtained a short-term bridge loan from Christenson, in the amount of $45,000. Commencing on May 30, 2023, interest on the unpaid principal balance compounded monthly at a rate of 9% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of August 15, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid.

Conversion of Convertible Notes

On May 15, 2023, various holders of the outstanding Convertible Notes converted $500,000 of the Convertible notes to shares of common stock at a price of $10 per share. The Company recognized a gain of $44,932 on conversion of the Convertible Notes.

Zero Nox, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Issuance of Bridge Loan

On May 30, 2023, the Company obtained a short-term bridge loan from an accredited investor, in the amount of $300,000. Commencing on May 30, 2023, interest on the unpaid principal balance compounded monthly at a rate of 9% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of November 30, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid.

Due to Central Valley Farms

On April 1, 2023, the Company and CVF amended the terms of the August 30, 2021 loan. The loan was amended to whereby the maturity date was extended to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date rather than increasing the interest rate from 8% to 16%.

On April 1, 2023, the Company and CVF amended the terms of the January 16, 2023 loan. The loan was amended to whereby the maturity date was extended to June 1, 2023, and the Company shall be obligated to issue 500 shares of common stock to CVF if the loan is not paid in full by the maturity date.

On April 1, 2023, the Company and CVF amended the terms of the December 1, 2022 loan. The loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

THE GROWTH FOR GOOD ACQUISITION CORPORATION,

G4G MERGER SUB INC.,

and

ZERO NOX, INC.

dated as of March 7, 2023

A-i

A-ii

Exhibits

Exhibit A	Form of Domesticated Acquiror Certificate of Incorporation
Exhibit B	Form of Domesticated Acquiror Bylaws
Exhibit C	Form of Amended and Restated Registration Rights Agreement
Exhibit D	Form of Incentive Award Plan

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of March 7, 2023 (this “Agreement”), is made and entered into by and among The Growth for Good Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), G4G Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Zero Nox, Inc., a Wyoming corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Domestication (as defined below) and subject to the conditions of this Agreement, Acquiror shall (at Acquiror’s election in its sole discretion) amend, or cause to be amended, Acquiror’s amended and restated memorandum and articles of association to provide that the Acquiror Share Redemptions shall be exercised prior to the Domestication;

WHEREAS, prior to the Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Acquiror’s Governing Documents, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in substantially the forms attached as Exhibits A and B hereto, with such changes as may be agreed in writing by Acquiror and the Company);

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding Acquiror Class A Common Share (as defined below) shall convert automatically, into one share of common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”); (b) each then issued and outstanding Acquiror Class B Common Share (as defined below) shall convert automatically, into one share of Domesticated Acquiror Common Stock; (c) each then issued and outstanding Acquiror Warrant (as defined below) shall convert automatically into one warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Acquiror Warrant Agreement (as defined below); (d) each then issued and outstanding Acquiror Unit (as defined below) shall separate automatically into one share of Domesticated Acquiror Common Stock, one-half of one Domesticated Acquiror Warrant and one Domesticated Acquiror Right (as defined below); and (e) each then issued and outstanding Acquiror Right (as defined below) shall convert automatically into one right to acquire one-sixteenth (1/16) of one share of Domesticated Acquiror Common Stock upon the consummation of Acquiror’s Business Combination, pursuant to the terms of the Acquiror Rights Agreement (as defined below) (“Domesticated Acquiror Right”);

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror and was formed for the sole purpose of the Merger;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the WBCA (as defined below), (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”); and (b) Acquiror will change its name to “ZeroNox Holdings, Inc.”;

WHEREAS, upon the Effective Time, all shares of the Company Common Stock (as defined below) will be converted into the right to receive shares of Acquiror Common Stock (as defined below) as set forth in this Agreement;

WHEREAS, upon the Effective Time, each Company Option (as defined below) that is then outstanding will be converted into the right to receive an Acquiror Option (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;

WHEREAS, Acquiror hereto intends that, for United States federal and applicable state income tax purposes, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Domestication;

WHEREAS, each of the parties hereto intends that, for United States federal and applicable state income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code (the “Merger Intended Tax Treatment”), and this Agreement is intended to constitute a “Plan of Reorganization” with respect to the Merger;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this Agreement by the Company’s equityholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Equityholders have executed and delivered to the Company and Acquiror the Company Support Agreement (as defined below) pursuant to which such equityholders have agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Acquiror has determined that the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, constitute a “Business Combination” as such term is defined in Acquiror’s Governing Documents;

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (a) determined that it is advisable for Acquiror and Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders and sole shareholder of Merger Sub, as applicable;

WHEREAS, Acquiror, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding Acquiror Class A Common Shares redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents, as may be amended, in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, at the Closing, Acquiror, the Sponsor, certain equityholders of the Company and certain of their respective Affiliates shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1.           Definitions. As used herein, the following terms shall have the following meanings:

“2022 Financial Statements” has the meaning specified in Section 4.6(a).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Shares” means prior to the Domestication, the Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Shares” means prior to the Domestication, the Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means (a) prior to the Domestication, an Acquiror Class A Common Share and/or an Acquiror Class B Common Share, as applicable, and (b) from and following the Domestication, a share of Domesticated Acquiror Common Stock.

“Acquiror Common Stock” means Domesticated Acquiror Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) Acquiror Class A Common Share at an exercise price of eleven Dollars and fifty cents ($11.50) per share that was included in the Acquiror Units sold in the Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.8(a).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) Acquiror Class A Common Share at an exercise price of eleven Dollars and fifty cents ($11.50) per share issued to the Sponsor simultaneously with the closing of Acquiror’s initial public offering.

“Acquiror Rights” has the meaning specified in Section 5.12(a).

“Acquiror Rights Agreement” means the Rights Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as rights agent.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents, as may be amended) holder of Acquiror Class A Common Shares to redeem all or a portion of the Acquiror Class A Common Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents, as may be amended) in connection with the Transaction Proposals or any Extension.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval in accordance with Acquiror’s Governing Documents of those Transaction Proposals identified in Section 8.2(b)(ii) at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror at the applicable time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b)(i).

“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Acquiror or its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting commissions, as applicable); (b) all of the filing fees incurred in connection with making any filings under Section 8.1; (c) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Prospectus under Section 8.2 and obtaining approval of the NASDAQ or an Alternate Exchange, as applicable, under Section 7.3; (d) repayment of any Working Capital Loans; (e) Transfer Taxes; and (f) any other reasonable and documented fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, including any fees and expenses to maintain the directors’ and officers’ liability insurance under Section 7.8(b), in each case of clauses (a) through (e), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Acquiror Transaction Expenses shall not include any fees and expenses of Acquiror’s shareholders (other than Working Capital Loans).

“Acquiror Unit” means a unit of Acquiror consisting of one Acquiror Class A Common Share, one-half of one Acquiror Warrant and one Acquiror Right, which Acquiror Units were sold in Acquiror’s initial public offering.

“Acquiror Warrant Agreement” means the Warrant Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as warrant agent.

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Company and its Subsidiary, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiary or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) the Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiary; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) the Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiary; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) the Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiary.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.10(a)(v).

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (the “Company Conversion

Shares”), (ii) issuable upon, or subject to, the exercise of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, (iii) issuable upon, or subject to, the conversion of Convertible Notes that are outstanding immediately prior to the Effective Time, or (iv) issuable pursuant to the Subscription Agreements that are in effect prior to the Effective Time.

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Alternate Exchange” means The Nasdaq Capital Market, The Nasdaq Select Market, NYSE, NYSE American, or any successor thereto.

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries (including the Cayman Islands) implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Base Purchase Price” means $225,000,000.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s amended and restated articles of association as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains incorporated and registered in Cayman Islands) are authorized or required by Law to close.

“Cayman Registrar” means the Registrar of Companies in the Cayman Islands under the Companies Act (Revised).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.11(a).

“Company Common Stock” means the common stock, par value $0.0001, per share of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Equityholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote.

“Company Equityholder Approval Deadline” means 11:59 p.m. Eastern Time on the twentieth (20th) day after the date of this Agreement.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Organization), Section 4.2 (Due Authorization), Section 4.5 (Capitalization) and Section 4.14 (Brokers’ Fees).

“Company Incentive Plan” means the Company’s 2017 Stock Option/Stock Issuance Plan, as amended.

“Company Indemnified Parties” has the meaning specified in Section 7.8(a).

“Company IT Systems” means any computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems and services (including so-called SaaS/PaaS/IaaS services), that are owned or controlled by, or relied upon in the conduct of the business of, the Company or its Subsidiary.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiary, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business, credit or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate, (v) any epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures), (vi) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vii) any failure of the Company to meet any projections or forecasts (provided that this clause (vii) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (viii) any Events generally applicable to the industries or markets in which the Company and its Subsidiary operate (including increases in the cost of products, services supplies, materials or other goods or services purchased from third party suppliers), (ix) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, lenders, services, distributors, partners or employees of the Company and its Subsidiary (provided that this clause (ix) shall not apply to the use of Company Material Adverse Effect in Section 4.3 or Section 4.4 (or Section 9.1(a) as applied to Section 4.3 or Section 4.4)), (x) any matter set forth on the Company Disclosure Letter that would not reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiary, taken as a whole, or (xi) any action taken by, or at the written request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v), (vi) or (viii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiary, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiary conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiary, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiary conduct their respective operations.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plan.

“Company Owned IP” has the meaning specified in Section 4.18(a).

“Company Registered Intellectual Property” has the meaning specified in Section 4.18(a).

“Company Support Agreement” means that certain Support Agreement, dated as of the date of this Agreement, by and among Acquiror, the Company and the Requisite Company Equityholders, as amended or modified from time to time.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or its Subsidiary (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or its Subsidiary to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or its Subsidiary as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom; (c) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or its Subsidiary to any Affiliate of the Company or its Subsidiary in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement; and (d) any other reasonable and documented fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (d), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated as of November 2, 2022, between Acquiror and the Company.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Convertible Notes” means the convertible notes of the Company convertible into or exchangeable for any shares of Company Common Stock set forth on Section 4.5(c) of the Company Disclosure Letter.

“Copyleft Licenses” means any License with Copyleft Terms.

“Copyleft Terms” means use, modification and/or distribution of any Open Source Materials in a manner that, pursuant to the applicable Open Source License, requires that such Open Source Materials, or other software incorporated into, derived from, linked to, or used or distributed with such Open Source Materials (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or its Subsidiary’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Open Source Licenses that incorporate Copyleft Terms include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiary, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“D&O Indemnified Parties” has the meaning specified in Section 7.8(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.6.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Certificate of Incorporation” has the meaning specified in Section 7.7.

“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Right” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Domestication Intended Tax Treatment” has the meaning specified in the Recitals.

“Earnout Achievement Triggers” has the meaning specified in Section 3.4(c).

“Earnout Fully Diluted Shares” means the number of shares of Acquiror Common Stock issued to holders of Company Conversion Shares at the Effective Time.

“Earnout Shares” means the shares of Acquiror Common Stock, if any, issued pursuant to Section 3.4.

“Effective Time” has the meaning specified in Section 2.3(b).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Facility” means a committed equity facility with a facility dollar value of at least $50,000,000 that shall be established pursuant to the Equity Facility Definitive Documentation.

“Equity Facility Definitive Documentation” means the purchase agreement and the registration rights agreement with respect to the Equity Facility.

“Equity Facility Investor” means the Equity Facility provider mutually agreed among the parties, or any of its Affiliates, or any designee, delegate or assignee thereof.

“ERISA” has the meaning specified in Section 4.11(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of Acquiror Common Shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Extension” has the meaning specified in Section 7.5(c).

“Financial Statements” has the meaning specified in Section 4.6(a).

“First Earnout Achievement Trigger” has the meaning specified in Section 3.4(a).

“G4G Group” has the meaning specified in Section 11.18(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its articles or certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association (in each case, as amended and/or restated from time to time).

“Governmental Approval” has the meaning specified in Section 4.4.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory organization), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) and (h) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Incentive Award Plan” has the meaning specified in Section 7.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means all intellectual property and industrial property rights of every kind and description throughout the world, including U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) trademarks, logos, service marks, trade dress, trade names, slogans, internet domain names, and other similar designations of source or origin, together with any goodwill symbolized by or associated with any of the foregoing; (iii) copyrights and copyrightable subject matter, including such corresponding rights in software and other works of authorship; (iv) rights in algorithms, databases, compilations and data; (v) trade secrets and all other confidential and proprietary information, know-how, proprietary processes, formulae, models, and methodologies; (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) social media addresses and accounts and usernames, account names and identifiers; and (ix) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including, but not limited to, the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Key Employees” means each of the Persons set forth on Section 1.1(a) of the Company Disclosure Letter.

“Labor Organization” has the meaning specified in Section 4.12(a).

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all material real property leased, licensed, subleased or otherwise used or occupied by the Company or its Subsidiary.

“Legal Proceedings” has the meaning specified in Section 4.8.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Loeb” has the meaning specified in Section 11.18(b).

“Loeb Privileged Communications” has the meaning specified in Section 11.18(b).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Intended Tax Treatment” has the meaning specified in the Recitals.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Modification in Recommendation” has the meaning specified in Section 8.2(b)(ii).

“NASDAQ” has the meaning specified in Section 5.6(c).

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Owned Real Property” means any real property owned in fee simple by the Company or its Subsidiary.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any Lien on the lessor’s interest therein and statutory landlord liens securing payments not yet due, (B) any Lien permitted under the Real Property Leases, and (C) any Liens encumbering the underlying fee title to the Leased Real Property, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and on a basis consistent with past practice including under workers’ compensation, unemployment insurance or other types of social security Laws, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or its Subsidiary, (x) restrictions on transfer under applicable securities laws and (xi) all other Liens that do not, individually or in the aggregate, materially and adversely affect, or materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiary.

“Permitted Transaction” has the meaning specified in Section 6.1(h).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.19(a).

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Prospectus” has the meaning specified in Section 8.2(a)(i).

“Q1 2023 Financial Statements” has the meaning specified in Section 6.3(b).

“Q2 2023 Financial Statements” has the meaning specified in Section 6.3(b).

“Real Property Leases” has the meaning specified in Section 4.17(a)(ii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Equityholders” means each of the holders of Company Common Stock set forth on Section 1.1(b) of the Company Disclosure Letter.

“Resale Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any comprehensive Sanctions Laws (including, at the time of this Agreement, the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine, and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia, and Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (i) any Person identified in any Sanctions Law-related list of designated Persons maintained by (a) the United States, including by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, or the U.S. Department of State; (b) His Majesty’s Treasury of the United Kingdom (including any Sanctions Law-related list extended to the Cayman Islands pursuant to any Order in Council of His Majesty’s Privy Council in the United Kingdom); (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; or (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means any trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) His Majesty’s Treasury of the United Kingdom (including any trade, economic or financial sanctions Laws extended to the Cayman Islands pursuant to any Order in Council of His Majesty’s Privy Council in the United Kingdom).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission or any successor agency.

“SEC Statement” has the meaning specified in Section 5.19.

“Second Earnout Achievement Trigger” has the meaning specified in Section 3.4(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Signing Financial Statements” has the meaning specified in Section 4.6(a).

“Skadden” has the meaning specified in Section 11.18(a).

“Skadden Privileged Communications” has the meaning specified in Section 11.18(a).

“Sponsor” means G4G Sponsor LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date of this Agreement, by and among the Sponsor, Acquiror, the Company and the other persons named thereto, as amended or modified from time to time.

“Stockholder Notice” has the meaning specified in Section 8.2(c)(ii).

“Subscription Agreements” means the subscription agreements for shares of Company Common Stock set forth on Section 4.5(c) of the Company Disclosure Letter.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Super 8-K” has the meaning specified in Section 8.2(a)(i).

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges, in each case to the extent in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Third Earnout Achievement Trigger” has the meaning specified in Section 3.4(c).

“Title IV Plan” has the meaning specified in Section 4.11(c).

“Trading Day” means any day on which Acquiror Common Shares are actually traded on the principal securities exchange or securities market on which Acquiror Common Shares are then traded.

“Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Transfer Taxes” has the meaning specified in Section 8.4(a).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of Acquiror.

“WBCA” has the meaning specified in Section 2.1(a).

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination or one or more Extensions.

“Zero Nox Group” has the meaning specified in Section 11.18(b).

Section 1.2.Construction.

(a)Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b)Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3.Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the actual knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE DOMESTICATION AND THE MERGER; CLOSING

Section 2.1.The Merger.

(a)  Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL and the Wyoming Business Corporation Act (the “WBCA”), such Merger to be effective as of the Effective Time.

(b)  Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the WBCA, as a wholly owned subsidiary of Acquiror.

Section 2.2.Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the WBCA.

Section 2.3.Closing; Effective Time.

(a)  In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by conference call and by exchange of signature pages by email or other electronic transmission or at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)  Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Wyoming in accordance with the applicable provisions of the WBCA. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Wyoming, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

(c)  For the avoidance of doubt, the Closing and the Effective Time shall occur after the completion of the Domestication.

Section 2.4.Closing Deliverables.

(a)  At the Closing, the Company will deliver or cause to be delivered:

(i)  to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;

(ii)  to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;

(iii)  to Acquiror, the Registration Rights Agreement, duly executed by all parties thereto other than Acquiror and the Sponsor;

(iv)  to Acquiror, evidence that all Affiliate Agreements (other than those set forth on Section 6.4 of the Company Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or its Subsidiary;

(v)  to Acquiror, a certificate, dated as of the Closing Date, signed by the Secretary of the Company attaching true, correct and complete copies of resolutions duly adopted by the Board of Directors of the Company authorizing this Agreement, the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby; and

(vi)  to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)  At the Closing, Acquiror will deliver or cause to be delivered:

(i)to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s equityholders pursuant to Section 3.2;

(ii)to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii)to the Company, the Registration Rights Agreement, duly executed by Acquiror and the Sponsor;

(iv)to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time; and

(v)to the Company, a certificate, dated as of the Closing Date, signed by the Secretary of Acquiror attaching true, correct and complete copies of resolutions duly adopted by the Board of Directors of Acquiror authorizing this Agreement, the Ancillary Agreements to which Acquiror is a party and the transactions contemplated hereby and thereby and the Transaction Proposals.

(c)  On the Closing Date, concurrently with the Effective Time, the parties shall pay or cause to be paid by wire transfer of immediately available funds, (i) all Acquiror Transaction Expenses as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, in each case of clauses (i) and (ii), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by the Trustee, the certified Taxpayer Identification Numbers, of each payee; provided, that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or its Subsidiary shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5.  Governing Documents.

(a)  The articles of incorporation and bylaws of the Company in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of Surviving Corporation until thereafter amended as provided therein and under the WBCA.

(b)  The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in substantially the form attached as Exhibits A and B hereto (with such changes as may be agreed in writing by Acquiror and the Company) upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6.  Directors and Officers.

(a)  (i) The officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of Acquiror as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b)  The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.6 of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY COMMON STOCK AND EQUITY AWARDS

Section 3.1.  Conversion of Securities.

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock, in each case, that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options (which shall be respectively subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Common Stock” hereunder (each such share, a “Treasury Share”), and (iii) any Dissenting Shares), shall be canceled and converted into the right to receive (A) the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c) and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to and in accordance with Section 3.4.

(b)  At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(c)  Each holder of shares of Company Common Stock as of immediately prior to the Effective Time (other than in respect of (w) Treasury Shares, (x) Dissenting Shares, (y) any shares of Company Common Stock subject to Convertible Notes and (z) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3)) shall be entitled to receive (A) a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of Company Conversion Shares held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4.

(d)  Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Acquiror.

Section 3.2.Exchange Procedures

(a)  Prior to the Closing, and in any event no later than five (5) Business Days prior to the Closing Date, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s equityholders. At or before the Effective Time, Acquiror shall (i) deposit with the Exchange Agent for the benefit of the Company’s equityholders, for exchange in accordance with this Article III, the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock and (ii) direct the Exchange Agent to, at the Effective Time, take all such actions as may be necessary to exchange the shares of Company Common Stock for the Acquiror Common Stock. Acquiror shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Aggregate Merger Consideration in accordance with the applicable provisions contained in this Agreement.

(b)  As promptly as reasonably practicable after the Effective Time, and in any event within two (2) Business Days following the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time, whose shares of Company Common Stock were converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c)  Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) or a duly completed and validly executed Letter of Transmittal, as applicable, and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)  Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3.  Treatment of Company Options.

(a)  As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Option, each Company Option that is then outstanding shall be converted into an option to purchase shares of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”), except that (a) such Acquiror Option shall provide the right to purchase that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded down to the nearest full cent); provided, however, that the conversion of any such Company Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of the Company Options will be made in a manner such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code, as applicable.

(b)  The Company shall take all necessary actions to effect the treatment of Company Options pursuant to this Section 3.3 in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Options will be granted under the Company Incentive Plan.

(c)  At the Effective Time, Acquiror shall assume all obligations of the Company under the Company Incentive Plan, each outstanding Acquiror Option and the agreements evidencing the grants thereof. The agreements evidencing the grants of such Acquiror Options shall continue in effect on substantially the same terms and conditions (subject to the adjustments required by this Section 3.3 after giving effect to the Merger).

Section 3.4.  Earnout.

(a)  If, at any time following the Closing Date until December 31, 2025, the VWAP of Acquiror Common Stock is greater than or equal to $12.50 for any ten (10) Trading Days within a period of twenty (20) consecutive Trading Days (the date when the foregoing is first satisfied, the “First Earnout Achievement Trigger”), Acquiror shall promptly issue, or cause to be issued, to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

(b)  If, at any time following the Closing Date until December 31, 2026, the VWAP of Acquiror Common Stock is greater than or equal to $15.00 for any ten (10) Trading Days within a period of twenty (20) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Earnout Achievement Trigger”), Acquiror shall promptly issue, or cause to be issued, to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

(c)  If, at any time following the Closing Date until December 31, 2027, the VWAP of Acquiror Common Stock is greater than or equal to $20.00 for any ten (10) Trading Days within a period of twenty (20) consecutive Trading Days (the date when the foregoing is first satisfied, the “Third Earnout Achievement Trigger” and, together with the First Earnout Achievement Trigger and the Second Earnout Achievement Trigger, the “Earnout Achievement Triggers”), Acquiror shall promptly issue, or cause to be issued, to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

(d)  For the avoidance of doubt, each Earnout Achievement Trigger shall only occur once, if at all (and no Earnout Shares shall be issued in respect of an Earnout Achievement Trigger unless such Earnout Achievement Trigger shall have been satisfied within the applicable period specified in Section 3.4(a) — (c)); and in no event shall the holders of Company Conversion Shares be entitled to receive more than an aggregate of 7,500,000 Earnout Shares.

Section 3.5.  Withholding. Notwithstanding any other provision to this Agreement, Acquiror and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by the party so withholding); provided, that Acquiror shall use commercially reasonable efforts to provide the Company with at least ten (10) days prior written notice of any amounts that it intends to withhold in connection with the payment of the Aggregate Merger Consideration (except with respect to withholding imposed on payments in the nature of compensation) and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6.  Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised and perfected appraisal rights of such shares in accordance with Section 17-16-1302 of the WBCA (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the WBCA with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 17-16-1302 of the WBCA; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 17-16-1302 of the WBCA, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 17-16-1302 of the WBCA, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of (i) Acquiror (which shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, any such demands, and (ii) the Company (which shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror and Acquiror’s Affiliates (including their respective officers, directors, employees or shareholders) shall not make any payment with respect to, or settle or compromise, any such demands.

Section 3.7.  Adjustment. The shares comprising the Aggregate Merger Consideration and Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Acquiror Common Stock occurring prior to the date of issuance of the shares comprising the Aggregate Merger Consideration.

Section 3.8.  Lost or Destroyed Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to Acquiror, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company

Stock Certificate, the portion of the Aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Company Stock Certificate as contemplated under this Article III.

Section 3.9.  Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Acquiror and Merger Sub, the officers and directors or members, as applicable (or their designees) of the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1.  Organization. Each of the Company and its Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company and its Subsidiary, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. Each of the Company and its Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2.  Due Authorization.

(a)  Other than the Company Equityholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and (subject to the approvals described in Section 4.4) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the Ancillary Agreements to which the Company is a party other than the Company Equityholder Approval. This Agreement has been, and on or prior to the Closing and upon execution by the Company, the Ancillary Agreements to which the Company is a party will be, duly and validly executed and delivered by the Company, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the Ancillary Agreements to which the Company is a party will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)  On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby. The Company Support Agreement has been duly and validly executed and delivered by the Company, and represents the legal, valid and binding obligations of the Company. The Requisite Company Equityholders hold at least a majority of the outstanding shares of Company Common Stock entitled to vote. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the Ancillary Agreements to which the Company is a party or to approve the Merger other than the Company Equityholder Approval. The Company Equityholder Approval will be duly and validly obtained in accordance with applicable Law (including the WBCA) and the Governing Documents of the Company.

Section 4.3.  No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.4, the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or its Subsidiary, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.10(a) to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiary, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4.  Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Approval”) is required on the part of the Company or its Subsidiary with respect to the Company’s execution, delivery or performance of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) any Governmental Approvals required on the part of the Company or its Subsidiary, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (ii) the filing of the Merger Certificate in accordance with the DGCL and the WBCA.

Section 4.5.  Capitalization.

(a)  As of the date of this Agreement, the authorized equity interests of the Company that are issued and outstanding equity interests of the Company consist of 17,990,893 shares of Company Common Stock, and there are no other authorized equity interests of the Company that are issued and outstanding. The Company owns of record and beneficially all the issued and outstanding equity interests of its Subsidiary free and clear of any Liens other than Permitted Liens. All of the issued and outstanding shares of Company Common Stock and equity interests of the Company’s Subsidiary (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than transfer restrictions under applicable securities Laws and the Company’s Governing Documents.

(b)  As of the date of this Agreement, Company Options to purchase 1,772,200 shares of Company Common Stock are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or its Subsidiary who, as of the date of this Agreement, holds a Company Option, including the type of Company Option, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).

(c)  Except as otherwise set forth in this Section 4.5 or on Section 4.5(c) of the Company Disclosure Letter, neither the Company nor its Subsidiary has granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock or equity interests of the Company’s Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional equity interests, the sale of equity interests, or for the repurchase or redemption of equity interests of the Company or its Subsidiary or the value of which is determined by reference to shares of Company Common Stock or other equity interests of the Company or its Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company or its Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock or other equity interests of the Company or its Subsidiary.

Section 4.6.  Financial Statements.

(a)  Attached as Section 4.6(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiary as of and for the fiscal years ended December 31, 2020 and December 31, 2021, in each case, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Signing Financial Statements” and, together with the 2022 Financial Statements and the Q1 2023 Financial Statements and the Q2 2023 Financial Statements, if delivered pursuant to Section 6.3, the “Financial Statements”).

(b)  The Financial Statements do or when delivered will (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiary, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 2023 Financial Statements and the Q2 2023 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q1 2023 Financial Statements and the Q2 2023 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiary and (iv) solely with respect to the Signing Financial Statements and the 2022 Financial Statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)  Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7.  Undisclosed Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or its Subsidiary (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) of the type required to be set forth on a balance sheet in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiary, (c) that will be discharged or paid off prior to or at the Closing, (d) that are executory obligations arising under Contracts to which the Company or its Subsidiary is a party, or (e) that are expenses incurred in connection with the negotiation, execution and performance of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby.

Section 4.8.  Litigation and Proceedings. Except as set forth on Section 4.8 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or its Subsidiary or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or its Subsidiary; nor are any properties or assets of the Company or its Subsidiary’s respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiary, taken as a whole.

Section 4.9.  Legal Compliance.

(a)  Each of the Company and its Subsidiary is, and for the past three (3) years has been, in compliance with all applicable Laws (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws) in all material respects.

(b)  The Company and its Subsidiary maintain a program of policies, procedures and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiary in a manner that violates applicable Law (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws), and (ii) otherwise provide reasonable assurance that violation of applicable Law (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws) by any of the Company’s or its Subsidiary’s directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or its Subsidiary, will be prevented, detected and deterred.

(c)  For the past three (3) years, neither the Company nor its Subsidiary or any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws), except where such violation has not been, and would not reasonably be expected to be, material to the business of the Company and its Subsidiary, taken as a whole.

Section 4.10.  Contracts; No Defaults.

(a)  Section 4.10(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (ix) below to which, as of the date of this Agreement, the Company or its Subsidiary is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.10(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)  Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or its Subsidiary, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $2,500,000;

(ii)  Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or its Subsidiary in the past three (3) years, in each case, involving payments in excess of $2,500,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiary;

(iii)  Each (A) Real Property Lease and (B) lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $2,500,000 in any calendar year;

(iv)  Each material Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company, in each case providing for the sharing of revenues, profits, losses or costs (excluding, in the case of clauses (B) and (C), the Company’s Subsidiary);

(v)  Contracts (other than employment agreements or offer letters, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiary, on the one hand, and Affiliates of the Company or its Subsidiary (other than the Company or its Subsidiary), the officers and managers (or equivalents) of the Company or its Subsidiary, the members or stockholders of the Company or its Subsidiary, any employee of the Company or its Subsidiary or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vi)  Contracts with any employee or consultant of the Company or its Subsidiary that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(vii)  Contracts containing covenants of the Company or its Subsidiary (A) prohibiting the right of the Company or its Subsidiary to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting the Company’s and its Subsidiary’s ability to conduct their business with any Person in any geographic area in any material respect;

(viii)  Each Contract (including license agreements, coexistence agreements, settlement agreements, and agreements with applicable covenants not to sue) pursuant to which the Company or its Subsidiary (i) grants to a third Person any material rights, or materially restricts any third Person, with respect to any Company Owned IP or (ii) is granted by a third Person any material rights, or is materially restricted, with respect to Intellectual Property (in each case for subclauses (i) and (ii), other than (A) Contracts granting nonexclusive rights to use commercially available off-the-shelf software having a replacement cost or annual license fee of less than $1,000,000, (B) Open Source Licenses, (C) non-disclosure agreements entered into in the ordinary course of business, (D) Contracts with employees, independent contractors, and consultants, assigning inventions developed in the provision of services for the Company that are entered into in the ordinary course of business substantially on the Company’s form proprietary information and inventions agreement or consulting agreement (as applicable), (E) incidental trademark licenses in Contracts for marketing or advertising) and (F) Contracts granting non-exclusive rights in the ordinary course of business to customers of Company or its Subsidiary on the Company’s form customer agreements;

(ix)  Each Contract requiring capital expenditures by the Company or its Subsidiary after the date of this Agreement in an amount in excess of $2,500,000 in any calendar year.

(b)  Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.10(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or its Subsidiary party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiary, taken as a whole, (x) the Company and its Subsidiary have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.10(a), and neither the Company, the Company’s Subsidiary, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor its Subsidiary has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiary or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.11.  Company Benefit Plans.

(a)  Section 4.11(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan (other than any individual employment agreements, offer letters, equity award agreements or similar agreements on the forms set forth on Section 4.11(a) of the Company Disclosure Letter that do not contain any material individualized terms). For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or its Subsidiary, or to which the Company or its Subsidiary is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, without regard to materiality, a “Company Benefit Plan”).

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; and (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(e)  The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or its Subsidiary to any severance pay or any other compensation or benefits payable or to be provided by the Company or its Subsidiary, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or its Subsidiary, (iii) accelerate the vesting and/or settlement of any Company Option, or (iv) result in any “excess parachute payment” under Section 280G of the Code to any current or former employee, officer or other individual service provider of the Company or its Subsidiary.

(f)  All Company Options have been granted in accordance with the terms of the Company Incentive Plan. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code, as well as Section 422 of the Code if applicable. Each Company Option is intended to be exempt from Section 409A of the Code. The treatment of Company Options under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards.

(g)  There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.12.  Labor Relations; Employees.

(a)  (i) Neither the Company nor its Subsidiary is a party to or bound by any collective bargaining agreement or any similar agreement with any labor or trade union, works council, employee representative body or labor organization or association (collectively, a “Labor Organization”), (ii) no such collective bargaining agreement or similar agreement is being negotiated by the Company or its Subsidiary, (iii) no employees of the Company or its Subsidiary are represented by any Labor Organization with respect to their employment with the Company or its Subsidiary, and (iv) no Labor Organization has, to the knowledge of the Company, requested or made a pending demand for recognition or certification or sought to organize or represent any of the employees of the Company or its Subsidiary with respect to their employment with the Company or its Subsidiary.

(b)  There is, and in the past three (3) years there has been, no actual or, to the knowledge of the Company, threatened unfair labor practice charge, grievance, arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or other labor dispute against or affecting the Company or its Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)  The Company and its Subsidiary are not currently (i) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment-related actions for government contractors or subcontractors, or (ii) otherwise required to maintain an affirmative action plan; and, within the past three (3) years, neither the Company nor its Subsidiary has received any written notice of, or been charged with, any violation of any requirement to maintain an affirmative action plan.

(d)  To the knowledge of the Company, no current employee, worker or independent contractor of the Company or its Subsidiary is in material violation of any material term of any employment agreement, restrictive covenant, nondisclosure obligation or fiduciary duty (i) to the Company or its Subsidiary or (ii) to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or its Subsidiary or (B) the knowledge or use of trade secrets or proprietary information.

(e)  Neither the Company nor its Subsidiary is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiary that involves allegations relating to sexual harassment, sexual misconduct or any form of illegal discrimination by an officer of the Company or its Subsidiary. To the knowledge of the

Company, in the last three (3) years, no allegations of sexual harassment, sexual misconduct or any form of illegal discrimination have been made against an officer of the Company or its Subsidiary.

Section 4.13.  Taxes.

(a)  All income and other material Tax Returns required to be filed by or with respect to the Company or its Subsidiary have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)  There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or its Subsidiary.

(c)  No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or its Subsidiary that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(d)  There are no ongoing or pending Legal Proceedings with respect to any Taxes of the Company or its Subsidiary, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or its Subsidiary.

(e)  Neither the Company nor its Subsidiary (i) is liable for Taxes of any other Person (other than the Company and its Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or its Subsidiary.

(f)  No written claim has been made by any Governmental Authority where the Company or its Subsidiary does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(g)  Neither the Company nor its Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)  Neither the Company nor its Subsidiary will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and the IRS has not proposed any such adjustment or change in accounting method.

(i)   The Company is not treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(j)   The Company has not taken any action, nor to the knowledge of the Company or its Subsidiary are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment.

Section 4.14.  Brokers’ Fees. No broker, finder, investment banker or other Person (except the Person(s) set forth on Section 4.14 of the Company Disclosure Letter) is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, its Subsidiary or any of their Affiliates for which Acquiror, the Company or its Subsidiary has any obligation.

Section 4.15.   Insurance. The Company and its Subsidiary maintain adequate insurance policies customary for a business of the kind of the Company and its Subsidiary’s, which are in full force and effect, with respect to which all premiums due have been paid, and with respect to which no notice of cancellation or termination has been received by the Company or its Subsidiary. No insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.16.   Licenses. Except as set forth on Section 4.16 of the Company Disclosure Letter, the Company and its Subsidiary have obtained, and maintain, all of the material Licenses required to permit the Company and its Subsidiary to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiary as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each material License held by the Company or its Subsidiary is and has been for the past three (3) years valid, binding and in full force and effect, and each of the Company and its Subsidiary is and has been during the past three (3) years in compliance with all such Licenses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor its Subsidiary (a) is or has been during the past three (3) years in default or violation (and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been during the past three (3) years the subject of any pending or, to the knowledge of the Company, threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, suspension, modification, or impairment of any material License; or (c) has received any written notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, limit, suspend, condition, modify or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.3 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17.   Real Property.

(a)  Section 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)  The Company or its Subsidiary holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens and disturbances or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)  Neither the Company nor its Subsidiary has delivered or received any written notice alleging any material default under any of the material leases, licenses, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiary, including all material amendments, terminations and modifications thereof (collectively, the “Real Property Leases”).

(iii)  Neither the Company nor its Subsidiary has received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)  None of the Company or its Subsidiary owns any Owned Real Property.

Section 4.18.   Intellectual Property.

(a)  Section 4.18(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority or other applicable registrar and is owned by the Company or its Subsidiary as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or its Subsidiary is the sole and exclusive owner of all of Intellectual Property owned or purported to be owned by the Company or its Subsidiary (the “Company Owned IP”). All Company Registered

Intellectual Property is subsisting and, to the knowledge of the Company, (excluding any pending applications included in the Company Registered Intellectual Property) is valid and enforceable.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its Subsidiary owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiary in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

(c)  Except as set forth on Section 4.18(c) of the Company Disclosure Letter, to the knowledge of the Company, the Company and its Subsidiary have not, within the past three (3) years, infringed, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no Action pending to which the Company or its Subsidiary is a named party, or threatened in writing, alleging the Company’s or its Subsidiary’s infringement, misappropriation or other violation of any Intellectual Property of any third Person, or challenging the scope, validity, or enforceability of any Company Owned IP (other than responses or correspondence from Governmental Authorities in the ordinary course of prosecution of Company Registered Intellectual Property), and there has not been, within the past three (3) years, any such Action brought or threatened in writing.

(d)  To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any material Company Owned IP. The Company and its Subsidiary have not initiated any Action or sent to any Person, within the past three (3) years, any written notice, charge, complaint, claim or other written assertion against such third Person alleging material infringement, misappropriation, or other violation by such third Person of any Company Owned IP, or challenging the scope, validity, or enforceability of any Intellectual Property of such third Person.

(e)  The Company’s and its Subsidiary’s use and distribution of (i) software developed by the Company or its Subsidiary, and (ii) Open Source Materials, is in compliance with all Open Source Licenses applicable thereto, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.19.  Privacy and Cybersecurity.

(a)  The Company and its Subsidiary are in compliance with, and during the past three (3) years have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiary’s posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiary’s contractual obligations concerning cybersecurity, personal information and data privacy and security and the security of the Company’s and its Subsidiary’s information technology systems (collectively, (i)-(iii), “Privacy and Cybersecurity Requirements”), in each case of (i)-(iii) above, other than any non-compliance that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiary. There are not, and have not been in the past three (3) years, any Actions by any Person, or any investigations by any Governmental Authority, pending to which the Company or its Subsidiary is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiary alleging a violation of any Privacy and Cybersecurity Requirements. During the past three (3) years, neither the Company nor its Subsidiary has received any written notice from any Person (including any Governmental Authority) relating to an alleged violation of Privacy and Cybersecurity Requirements.

(b)  During the past three (3) years, (i) to the knowledge of the Company, there have been no material breaches of the security of the Company IT Systems, and (ii) there have been no failure, breakdown, performance reduction, disruption, or other adverse event that materially adversely affected the Company’s and its Subsidiary’s business or operations with respect to, any Company IT Systems owned or controlled by the Company or its Subsidiary, or to the knowledge of the Company, those controlled by any third Person.

(c)  The Company and its Subsidiary have established and maintained, and use all reasonable efforts to ensure that all third Persons controlling Company IT Systems or processing personal information in connection with a product or service of the Company or its Subsidiary have established and maintained, commercially reasonable and legally compliant measures to protect the Company IT Systems and all trade secrets, material confidential information, and sensitive or personally identifiable information in their possession or control against unauthorized access, use, modification, disclosure or other misuse, including through written internal and external policies and procedures, and organizational, administrative, technical and physical safeguards.

Section 4.20.   Environmental Matters.

(a)  The Company and its Subsidiary are and, for the past three (3) years, have been in material compliance with all Environmental Laws.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no material release of any Hazardous Materials by the Company or its Subsidiary (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiary’s operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or its Subsidiary have been transported to, sent, placed or disposed of.

(c)  Neither the Company nor its Subsidiary are subject to any current Governmental Order or pending Legal Proceeding relating to any material non-compliance with Environmental Laws by the Company or its Subsidiary or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of any such Governmental Order or Legal Proceeding.

Section 4.21.  Absence of Changes. From the date of the most recent balance sheet included in the Signing Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.22.  Information Supplied. None of the information supplied or to be supplied by the Company or its Subsidiary specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Prospectus is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.23.  No Additional Representation or Warranties. Except as expressly provided in this Article IV, and as modified by the Company Disclosure Letter, the Company hereby expressly disclaims and negates, any express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Acquiror, Merger Sub, its Affiliates or any of their respective representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates, including with respect to any projections, forecasts, estimates or budgets made available to Acquiror, Merger Sub, their Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Acquiror, Merger Sub, their Affiliates or any of their respective representatives or any other Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure

Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1.  Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized, formed and/or registered and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization, formation and/or registration, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations and has not incurred any liabilities, and has not carried on any business activities, other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where failure to be so licensed or qualified or in good standing does not have or would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.2.  Due Authorization.

(a)  Each of Acquiror and Merger Sub has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub, (B) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to and in the best interests of Acquiror and the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and (C) duly and validly authorized and approved by Acquiror as the sole shareholder of Merger Sub. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)  Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i)   each of those Transaction Proposals identified in clauses (A), (B), (C) and (D) of Section 8.2(b)(ii) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares as, being entitled to do so, vote thereupon in person or by proxy (as determined in accordance with Acquiror’s Governing Documents) at an extraordinary general meeting duly called by the Board of Directors of Acquiror and held for such purpose (a “Special Resolution”);

(ii)  each of those Transaction Proposals identified in clauses (E), (F), (G), (H) and (K) of Section 8.2(b)(ii), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares as, being entitled to do so, vote thereupon in person or by proxy (as determined in accordance with Acquiror’s Governing Documents) at an extraordinary general meeting duly called by the Board of Directors of Acquiror and held for such purpose (an “Ordinary Resolution”); and

(iii)  the Transaction Proposals identified in clauses (I) and (J) of Section 8.2(b)(ii), in each case, shall require approval by either an Ordinary Resolution or a Special Resolution, as required by applicable Law and the Acquiror’s Governing Documents.

(c)  The foregoing votes are the only votes of any of Acquiror’s shareholders necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d)  At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3.  No Conflict. Subject to the Acquiror Shareholder Approval and receipt of the Governmental Approvals set forth in Section 5.7, the execution, delivery and performance of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.4.  Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which has or would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation does not have or would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.5.  SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since December 9, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of their filings (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6.  Internal Controls; Listing; Financial Statements.

(a)  Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since December 9, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)  Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)  From December 9, 2021 until the date hereof, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Global Market (the “NASDAQ”). As of the date hereof, the Acquiror Class A Common Shares, Acquiror Common Warrants, Acquiror Rights and Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Shares, Acquiror Common Warrants, Acquiror Rights or Acquiror Units or prohibit or terminate the listing of Acquiror Class A Common Shares, Acquiror Common Warrants, Acquiror Rights or Acquiror Units on the NASDAQ.

(d)  The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2021, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from July 2, 2021 (inception) through December 31, 2021, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations, changes in shareholders’ equity and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)  There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)  Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7.  Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Approval is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution, delivery or performance of this Agreement or any Ancillary Agreement by Acquiror or Merger Sub or the consummation of the transactions contemplated hereby and thereby, except for (i) applicable requirements of the securities Laws, (ii) any Governmental Approvals required on the part of Acquiror or Merger Sub, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement; (iii) in connection with the Domestication, the applicable requirements and required approval of or filings with the Cayman Registrar and the Secretary of State of Delaware and (iv) the filing of the Merger Certificate in accordance with the DGCL and the WBCA.

Section 5.8.  Trust Account. As of the date of this Agreement, Acquiror has at least $253,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $8,855,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Class A Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their Acquiror Class A Common Shares pursuant to Acquiror’s Governing Documents, as may be amended, and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions in accordance with the Trust Agreement and Acquiror’s Governing Documents. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. Since December 9, 2021, Acquiror has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9.  Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10.   Absence of Changes. Since December 31, 2021, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11.   No Undisclosed Liabilities. Except for the Acquiror Transaction Expenses, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of Acquiror and Merger Sub, except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.12.   Capitalization of Acquiror.

(a)  As of the date of this Agreement, the authorized share capital of Acquiror is $50,000 divided into (i) 479,000,000 Acquiror Class A Common Shares, of which 26,100,000 shares are issued and outstanding, (ii) 20,000,000 Acquiror Class B Common Shares, of which 6,325,000 shares are issued and outstanding, and (iii) 1,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). As of the date of this Agreement, 18,165,610 rights, each entitling the holder thereof to receive one-sixteenth (1/16) of one Acquiror Class A Common Share upon the consummation of Acquiror’s Business Combination, are issued and outstanding (the “Acquiror Rights”). All issued and outstanding Acquiror Securities and Acquiror Rights (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities, and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and Acquiror’s Governing Documents; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)  Subject to the terms and conditions of the Acquiror Warrant Agreement, the Acquiror Warrants will be exercisable 30 days after giving effect to the Merger for one Acquiror Class A Common Share at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 12,650,000 Acquiror Common Warrants and 400,000 Acquiror Private Placement Warrants are issued and outstanding. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities, and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and Acquiror’s Governing Documents; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities, any Acquiror Rights, any Acquiror Warrants or any other equity interests of Acquiror.

(c)  Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the Equity Facility, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities or any other equity interests of Acquiror, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, the repurchase or redemption of any Acquiror Securities or any other equity interests of Acquiror or the value of which is determined by reference to the Acquiror Securities or any other equity interests of Acquiror, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities. Except as disclosed in the Acquiror SEC Filings, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to or any equity interests of Acquiror. As of the date of this Agreement, no other capital equity or other voting securities of Acquiror are issued, reserved for issuance or outstanding.

(d)  The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable, and such Aggregate Merger Consideration shall be issued free and clear of preemptive rights and all Liens. The Aggregate Merger Consideration shall be issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)  Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any other Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13.   Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14.   Indebtedness. Neither Acquiror nor Merger Sub has any Indebtedness other than Working Capital Loans.

Section 5.15.   Taxes.

(a)  All income and other material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)  There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(c)  No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(d)  There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(e)  No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(f)  Neither the Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Acquiror and/or Merger Sub and customary commercial contracts not primarily related to Taxes that were entered into with Persons who are not Affiliates or equity owners of Acquiror).

(g)  Neither the Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(h)  Neither the Acquiror nor Merger Sub is liable for Taxes of any other Person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by contract (other than customary commercial contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(i)   Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)  Neither the Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of Acquiror, the IRS has not proposed any such adjustment or change in accounting method.

(k)  Acquiror and Merger Sub have not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment.

Section 5.16.   Business Activities.

(a)  Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects which does not have or would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

(b)  Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)  Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)  As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub is party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans.

(e)  Neither Acquiror nor any controlled Affiliate of Acquiror has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (iii) violated any provision of the Foreign Corrupt Practices Act or (iv) made any other unlawful payment. Neither Acquiror nor any director, officer, agent or employee of Acquiror (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Acquiror) has, since Acquiror’s initial public offering, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Acquiror or assist Acquiror in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (x) adversely affect the business of Acquiror and (y) subject Acquiror to suit or penalty in any private or governmental Action.

Section 5.17.   Stock Market Quotation. As of the date hereof, the Acquiror Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NASDAQ under the symbol “GFGD”. As of the date hereof, the Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “GFGDW”. As of the date hereof, the Acquiror Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “GFGDR”. As of the date hereof, the Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “GFGDU”. As of the date hereof, Acquiror is in compliance with the rules of the NASDAQ, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Shares, Acquiror Warrants, Acquiror Rights or Acquiror Units or terminate the listing of Acquiror Class A Common Shares, Acquiror Warrants, Acquiror Rights or Acquiror Units on the NASDAQ. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Shares, Acquiror Warrants, Acquiror Rights or Acquiror Units under the Exchange Act except as contemplated by this Agreement.

Section 5.18.   Registration Statement, Proxy Statement and Proxy Statement/Prospectus. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Prospectus or the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Prospectus or the Proxy Statement, as applicable (together with any amendments or supplements thereto), will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration

Statement, Proxy Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Prospectus.

Section 5.19.   SEC Statement. Notwithstanding anything to the contrary herein, no representation or warranty by Acquiror shall apply to any statement or information in the Acquiror SEC Filings that relates to the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021 or any subsequent guidance, statements or interpretations issued by the SEC or the staff (collectively, the “SEC Statement”), nor shall any correction, amendment or restatement of Acquiror’s financial statements due wholly or in part to the SEC Statement or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Acquiror. The Company acknowledges and agrees that Acquiror continues to review the SEC Statement and its implications, including on the financial statements and other information included in the Acquiror SEC Filings, and any restatement, revision or other modification of the Acquiror SEC Filings relating to or arising from such review, any subsequent related agreements or other guidance from the staff of the SEC shall be deemed not material and not to have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement, for purposes of this Agreement.

Section 5.20.   No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiary. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiary are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.21.   No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Section 5.22.   Legal Compliance.

(a)  Each of Acquiror and Merger Sub is, and for the past three (3) years has been, in compliance with all applicable Laws (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws) in all material respects.

(b)  For the past three (3) years, neither Acquiror nor Merger Sub or, to the knowledge of Acquiror, any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws (including Anti-Bribery Laws, Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws), except where such violation has not been, and would not reasonably be expected to be, material to the business of Acquiror and Merger Sub, taken as a whole.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1.  Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiary to, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements or required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to (x) operate the business of the Company in the ordinary course consistent with past practice and (y) preserve intact the Company’s present business organization, retain the Company’s current officers, and preserve the Company’s relationships with its key suppliers and customers (if applicable). Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiary not to, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a)  change or amend the Governing Documents of the Company or its Subsidiary or form or cause to be formed any new Subsidiary of the Company (other than the formation of a wholly owned Subsidiary of the Company in connection with a Permitted Transaction);

(b)  make or declare any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any shares of the Company Common Stock or the equity interests of the Company or its Subsidiary, except dividends and distributions by a wholly owned Subsidiary of the Company to the Company;

(c)  split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or its Subsidiary’s capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d)  purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiary, except for (i) the acquisition by the Company or its Subsidiary of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiary in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly-owned Subsidiary of the Company or (iii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Options outstanding as of the date hereof in accordance with the terms of such Company Options;

(e)  enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.10(a) of the Company Disclosure Letter, in each case, other than in the ordinary course of business or as required by Law;

(f)  sell, assign, transfer, convey, lease or otherwise dispose of, or create or incur any Lien (except for a Permitted Lien) on, any material tangible assets or properties of the Company or its Subsidiary, except for (i) dispositions of obsolete or worthless equipment (ii) transactions among the Company and its wholly owned Subsidiary and (iii) transactions in the ordinary course of business consistent with past practice;

(g)   except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.11 of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any officer of the Company or its Subsidiary in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or its Subsidiary, or hire or terminate the employment of any Key Employees, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any Key Employee, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or its Subsidiary, (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or its Subsidiary, except in the ordinary course of business for employees who are not Key Employees to the extent that the actions (individually or in the aggregate) do not materially increase costs to the Surviving Corporation, or (vii) grant any new equity awards to any employee, officer, director or other individual service provider of the Company (whether under the Company Incentive Plan or otherwise), except in the ordinary course of business consistent with past practice;

(h)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof (other than any such acquisition or merger for consideration not exceeding $2,000,000 individually or $5,000,000 in the aggregate that (i) would not require the disclosure of any financial statements or other information with respect to such acquisition or merger under applicable securities Laws or otherwise delay the effectiveness of the Registration Statement (or the Proxy Statement/Prospectus) or the filing of the Super 8-K or the Resale Registration Statement and (ii) would not require any waiting period under applicable Law or approval of any Governmental Authority or otherwise delay the Closing (such acquisition or merger, a “Permitted Transaction”); provided that the Company shall notify Acquiror with respect to any Permitted Transaction);

(i)  (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or its Subsidiary or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except (i) in the ordinary course of business consistent with past practice and (ii) Indebtedness among the Company and its Subsidiary;

(j)  (i) make, change or revoke any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(k)  take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment;

(l)  (i) issue any additional shares of Company Common Stock or securities exercisable for or convertible into shares of Company Common Stock, other than the issuance of shares of Company Common Stock upon the exercise of Company Options pursuant to their terms in the ordinary course of business under the Company Incentive Plan and the applicable award agreements, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, or (ii) grant any additional Company Options or other equity or equity-based compensation, except as permitted by Section 6.1(g)(vii) hereof;

(m)  adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiary (other than the Merger);

(n)   waive, release, settle, compromise or otherwise resolve any Action or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $2,000,000 in the aggregate;

(o)   grant to, or agree to grant to, any Person rights to any material Company Owned IP, taken as a whole, or sell, lease, license (other than licenses to Company Owned IP granted by the Company or its Subsidiary in the ordinary course of business consistent with past practice), abandon, permit to lapse or become subject to a Lien or otherwise dispose of any rights to any material Company Owned IP, taken as a whole, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or its Subsidiary’s business judgment as to the costs and benefits of maintaining the item;

(p)   disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or its Subsidiary, other than to service providers and development partners on a need-to-know basis in the ordinary course of business consistent with past practice and pursuant to obligations to use such information, know-how or process solely for purposes of providing such services or to collaborate on such development projects with the Company or its Subsidiary (as applicable), and to maintain the confidentiality thereof;

(q)   make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(q) of the Company Disclosure Letter, in the aggregate;

(r)  enter into, modify, amend, renew or extend any collective bargaining agreement, other than as required by applicable Law, or recognize or certify any Labor Organization, or group of employees of the Company or its Subsidiary as the bargaining representative for any employees of the Company or its Subsidiary;

(s)   terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiary, taken as a whole;

(t)  enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2.  Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or its Subsidiary by third parties that may be in the Company’s or its Subsidiary’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiary to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiary, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiary, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiary as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiary without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiary to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiary during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiary, and (z) copies of any communications sent or received by the Company or its Subsidiary in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiary to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3.  Preparation and Delivery of Additional Company Financial Statements.

(a)   The Company shall use reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date of this Agreement, audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiary as of and for the year ended December 31, 2022, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “2022 Financial Statements”); provided, that upon delivery of such 2022 Financial Statements, the representations and warranties set forth in Section 4.6 shall be deemed to apply to the 2022 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b)   The Company shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date of this Agreement, (i) the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiary as of and for the three-month period ended March 31, 2023 (the “Q1 2023 Financial Statements”) and (ii) if the Effective Time has not occurred prior to August 14, 2023, the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiary as of and for the six-month period ended June 30, 2023 (the “Q2 2023 Financial Statements”), in each case, which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 2023 Financial Statements and the Q2 2023 Financial Statements, the representations and warranties set forth in Section 4.6 shall be deemed to apply to the Q1 2023 Financial Statements and the Q2 2023 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(c)   The Company shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by Acquiror to prepare pro forma financial statements required under federal securities Laws to be included in Acquiror’s filings with the SEC (including, if applicable, the Proxy Statement/Prospectus).

(d)   The Company shall use its reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in Section 4.6 and this Section 6.3 in Acquiror’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 6.4.  Affiliate Agreements. At or prior to the Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to Acquiror, the Company or its Subsidiary, all Affiliate Agreements (other than those set forth on Section 6.4 of the Company Disclosure Letter) and provide Acquiror with evidence of such termination or settlement reasonably satisfactory to Acquiror.

Section 6.5.  Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiary shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiary to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or its Subsidiary in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1.  Employee Matters.

(a)   Equity Plans. Prior to the Closing Date, Acquiror shall approve and adopt (x) an incentive award plan in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company) (the “Incentive Award Plan”), and (y) the form Option Award Agreement attached to the Incentive Award Plan (with such changes that may be agreed in writing by Acquiror and the Company). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Stock issuable under the Incentive Award Plan, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Award Plan remain outstanding.

(b)   No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement

(or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2.  Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to (x) such accounts as instructed by Acquiror and the Company in accordance with the Trust Agreement to pay the Acquiror Transaction Expenses and the Company Transaction Expenses and (y) Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein. Acquiror shall not agree to, or permit, any amendment or modification of, or waiver under, the Trust Agreement without the prior written consent of the Company.

Section 7.3.  Exchange Listing. Prior to the Closing Date, Acquiror shall prepare and submit to NASDAQ or an Alternate Exchange, to be agreed mutually by Acquiror and the Company, a listing application, if required under NASDAQ or Alternate Exchange rules, as applicable, covering the shares of Acquiror Common Stock issuable in accordance with this Agreement, including the Merger and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Common Stock, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4.  No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct and cause its and their representatives acting on its and their behalf, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct and cause its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5.  Acquiror Conduct of Business.

(a)  During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the Equity Facility or in connection with the Domestication), as required by Law, as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the Equity Facility or in connection with the Domestication) or the Ancillary Agreements or as required by Law:

(i)  seek any approval from the Acquiror Shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except (A) as contemplated by the Transaction Proposals or with respect to an Extension or (B) to remove the requirement to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(ii)  except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub’s capital stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub’s capital stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of Acquiror Class A Common Shares made as part of the Acquiror Share Redemptions;

(iii)  take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment;

(iv)  other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v)  make or change any material election in respect of material Taxes, (A) amend, modify or otherwise change any filed material Tax Return, (B) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (C) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (D) settle any claim or assessment in respect of material Taxes, (E) surrender or allow to expire any right to claim a refund of material Taxes; or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(vi)  issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any of Acquiror’s Subsidiaries or guaranty any debt securities of another Person, or incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (A) fees and expenses incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan), (B) any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, and (C) any Indebtedness for borrowed money or guarantee incurred between Acquiror and Merger Sub;

(vii)  other than with respect to the Equity Facility, (A) issue any Acquiror Securities or any other equity interests of Acquiror or securities exercisable for or convertible into Acquiror Securities or any other equity interests of Acquiror, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities or any other equity interests of Acquiror not outstanding on the date hereof, (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Acquiror Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, or (D) amend, modify or waive any of the material terms or rights set forth in any Acquiror Rights or the Acquiror Rights Agreement; or

(viii)  enter into any agreement to do any action prohibited under this Section 7.5.

(b)   During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

(c)   Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or restrict Acquiror from extending, with or without shareholder approval, in accordance with its Governing Documents, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other party shall be required in connection with such Extension.

Section 7.6.  Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such actions within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)  the Board of Directors of Acquiror shall consist of seven (7) directors, including (A) two (2) individuals, at least one of whom will qualify as an independent director, to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by the Company as directors and (C) one (1) individual who qualifies as an independent director to be designated mutually by the Sponsor and the Company, in each case subject to requirements of the NASDAQ or an Alternate Exchange, as applicable;

(b)   the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of NASDAQ or an Alternate Exchange, as applicable, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and

(c)   the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7.  Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company, the “Domesticated Acquiror Certificate of Incorporation”), in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding Acquiror Class A Common Share shall convert automatically into one share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding Acquiror Class B Common Share shall convert automatically into one share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Acquiror Warrant shall convert automatically into one Domesticated Acquiror Warrant, pursuant to the Acquiror Warrant Agreement; (iv) each then issued and outstanding Acquiror Unit shall separate automatically into one share of Domesticated Acquiror Common Stock, one-half of one Domesticated Acquiror Warrant and one Domesticated Acquiror Right; and (v) each then issued and outstanding Acquiror Right shall convert automatically into one Domesticated Acquiror Right, pursuant to the terms of the Acquiror Rights Agreement.

Section 7.8.  Indemnification and Insurance.

(a)   From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and its Subsidiary (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective articles or certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ (including the Company’s and its Subsidiary’s) former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.8.

(b)   For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2022; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the Merger and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.8.

(d)   On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.9.   Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror shall keep current and timely file all reports, statements and schedules required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.10.  Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s shareholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation if and to the extent all such settlement payments exceed $1,000,000 in the aggregate without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.11.  Merger Sub. Acquiror shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VIII

JOINT COVENANTS

Section 8.1.  Regulatory Filings.

(a)  Acquiror shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(b)  With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Approval under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

Section 8.2.  Preparation of Proxy Statement/Prospectus; Shareholders’ Meeting and Approvals.

(a)  Registration Statement and Prospectus.

(i)  As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, a mutually acceptable proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting and providing the public shareholders of Acquiror an opportunity to elect to effect an Acquiror Share Redemption (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiary and representatives to cooperate)) and file with the SEC the Registration Statement, which will include the Proxy Statement as well as a prospectus (such proxy statement and prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Common Stock, Domesticated Acquiror Warrants and Domesticated Acquiror Rights to be issued in exchange for the issued and outstanding Acquiror Class A Common Shares, Acquiror Common Warrants, Acquiror Rights and Acquiror Units comprising such in the Domestication, and (B) the shares of Domesticated Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the equityholders of the Company (other than (1) certain equity securities issuable under the Incentive Award Plan that are based on Acquiror Common Stock and constitute a portion of the Aggregate Merger Consideration, which shall instead be registered by Acquiror pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.1(a) and (2) the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the Requisite Company Equityholders, which shall instead be registered by Acquiror on a registration statement on Form S-1 or other permissible form (along with the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by executive officers, directors and holders of ten percent (10%) or more of the shares of Company Common Stock) (the “Resale Registration Statement”)) (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement/Prospectus, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiary and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees, as promptly as reasonably practicable, to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation of the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (the “Super 8-K”), or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NASDAQ) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Prospectus to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act (but in any event within twenty (20) Business Days of, the later of (i) the receipt and resolution of SEC comments with respect to the Proxy Statement/Prospectus and (ii) the expiration of the ten (10)-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act).

(ii)   To the extent not prohibited by Law, Acquiror will advise the Company, as promptly as practicable after Acquiror receives notice thereof, of the time when the Proxy Statement/Prospectus has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Prospectus or for additional information and Acquiror shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement, the Proxy Statement/Prospectus and any Offer Document prepared by Acquiror each time before any such document is filed by Acquiror with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement, the Proxy Statement/Prospectus or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)  Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement/Prospectus will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)   Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement/Prospectus, in light of the circumstances under which they were made, not misleading, or will have become false or misleading in any material respect, or that the Registration Statement is required to be amended in order to comply with applicable Law, the party which discovers such information shall promptly notify the other parties and Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law and subject to the terms and conditions of this Agreement and Acquiror’s Governing Documents, disseminated to the Acquiror Shareholders. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror or the Company receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(v)   Promptly following the execution of this Agreement, Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) and jointly prepare the Resale Registration Statement to enable the Acquiror to file the Resale Registration Statement with the SEC as soon as reasonably practicable following the Closing, and in any event within thirty (30) days of the Closing. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Resale Registration Statement to comply in all material respects with the rules and regulations promulgated by the SEC. Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Resale Registration Statement, and each of the

Acquiror and the Company shall, respectively, furnish all information concerning itself, its Subsidiaries and its respective members, stockholders or shareholders as may be reasonably requested in connection with the foregoing. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, shareholders and other equityholders, and information regarding such other matters, in each case as may be reasonably necessary or advisable or as may be reasonably requested by the other in connection with the Resale Registration Statement and the transactions contemplated thereby, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NASDAQ) in connection with the Resale Registration Statement and the transactions contemplated thereby.

(b)   Acquiror Shareholder Approval.

(i)   Acquiror shall (x) as promptly as practicable after the Registration Statement is declared effective under the Securities Act (but in any event within twenty (20) Business Days of the later of (i) the receipt and resolution of SEC comments with respect to the Registration Statement and (ii) the expiration of the ten (10)-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act), (A) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (B) solely with respect to the Transaction Proposals, duly (1) give notice of and (2) convene and hold an extraordinary general meeting (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and the applicable NASDAQ rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Common Shares to vote in favor of each of the Transaction Proposals, and (y) provide its public shareholders with the opportunity to elect to effect an Acquiror Share Redemption.

(ii)   Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) amendment of Acquiror’s amended and restated memorandum and articles of association to provide that the Acquiror Share Redemptions shall be exercised prior to the Domestication (at Acquiror’s election in its sole discretion), (B) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (C) approval of the change of Acquiror’s name to “ZeroNox Holdings, Inc.”, (D) amendment and restatement of Acquiror’s Governing Documents, in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (E) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (F) approval of the issuance of shares of Acquiror Common Stock in connection with the Domestication, Equity Facility and Merger, (G) approval of the adoption by Acquiror of the Incentive Award Plan and associated form of award agreement described in Section 7.1, (H) the election of directors effective as of the Closing as contemplated by Section 7.6, (I) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (J) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (K) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (K), together, the “Transaction Proposals”), and include such recommendations in the Proxy Statement. The Transaction Proposals shall be the only matters (other than (i) procedural matters or (ii) proposals deemed necessary or appropriate by Acquiror that are not expressly prohibited by the terms of this Agreement or reasonably likely to prevent or materially delay the consummation of the Transactions) which Acquiror shall propose to be acted on by its shareholders at the Acquiror Shareholders’ Meeting, except with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Neither the Board of Directors of Acquiror nor any committee or agent or representative thereof shall withdraw, amend, qualify or modify, or propose to withdraw, amend, qualify or modify, its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to Acquiror Shareholders described in the Recitals hereto, a “Modification in Recommendation”).

(iii)  To the fullest extent permitted by applicable Law, (A) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (B) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror or the Company has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of Acquiror Class A Common Shares the opportunity to elect redemption of such Acquiror Class A Common Shares in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c)   Company Equityholder Approval.

(i)   The Board of Directors of the Company shall recommend that the equityholders of the Company vote in favor of this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”), and the Board of Directors of the Company shall not withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Acquiror, the Company Board Recommendation.

(ii)   As promptly as practicable following the execution and delivery of this Agreement, the Company shall call a meeting of the equityholders of the Company entitled to vote on the transactions contemplated by this Agreement in accordance with the Governing Documents of the Company for the purpose of obtaining the Company Equityholder Approval. Such meeting shall be held as promptly as practicable following the execution and delivery of this Agreement, and in any event not later than the Company Equityholder Approval Deadline. In no event shall such meeting be adjourned to any date following the Company Equityholder Approval Deadline without Acquiror’s prior written consent.

Section 8.3.  Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.

Section 8.4.  Tax Matters.

(a)   All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Acquiror Transaction Expenses.

(b)   Acquiror hereby adopts this Agreement as a Plan of Reorganization with respect to the Domestication, and the parties to this Agreement hereby adopt this Agreement as a Plan of Reorganization with respect to the Merger.

(c)   With respect to each of the Domestication Intended Tax Treatment and the Merger Intended Tax Treatment, the parties to this Agreement (i) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (ii) agree to file all Tax and other informational returns on a basis consistent with, and not take any position inconsistent with (whether in audits, Tax Returns or otherwise), the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment unless required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code). Each of the parties acknowledges and agrees that each has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement.

(d)   If, in connection with the preparation and filing of the Proxy Statement, the SEC (or its staff) requires that Tax opinions be prepared and submitted in such connection, Acquiror and the Company shall use reasonable best efforts to deliver customary Tax representation letters (not to be inconsistent with this Agreement), dated and executed as of the date the Proxy Statement shall have been declared effective by the SEC, or such other date(s) as reasonably determined by the Tax counsel providing such opinion in connection with the preparation and filing of the Proxy Statement. If the SEC (or its staff) requires any opinion on the Domestication Intended Tax Treatment or other tax consequences to Acquiror shareholders of the transactions contemplated by this Agreement, Acquiror shall use reasonable best efforts to cause such opinion to be provided by one of its advisors. If the SEC (or its staff) requires any opinion on the Merger Intended Tax Treatment or other tax consequences to Company stockholders of the transactions contemplated by this Agreement, the Company shall use reasonable best efforts to cause such opinion to be provided by one of its advisors.

Section 8.5.  Cooperation; Consultation. Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accountants, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties may mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiary as would be required (x) if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and (y) for the Resale Registration Statement), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiary at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

Section 8.6.   Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.7.   Equity Facility Definitive Documentation. Each of the Company and Acquiror shall use commercially reasonable efforts to finalize the Equity Facility Definitive Documentation.

Section 8.8.   Lock-Up of Certain Equityholders of the Company. At such time that Acquiror receives the final count of redemptions of Acquiror Class A Common Shares in connection with the Business Combination, Acquiror and the Company shall mutually determine and agree on a number of shares of Domesticated Acquiror Common Stock to be issued to the equityholders of the Company that will not be subject to the lock-up provisions set forth in the Registration Rights Agreement, if, and only if, such exclusion from the lock up is necessary to meet the requirements for listing the Domesticated Acquiror Common Stock on NASDAQ or an Alternate Exchange; provided, however, that no equityholder of the Company who owns more than three percent (3%) of the Company Common Stock as of the date hereof shall be excluded from the lock-up.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1.   Conditions to Obligations of Acquiror, Merger Sub and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)   The Acquiror Shareholder Approval shall have been obtained;

(b)   The Company Equityholder Approval shall have been obtained;

(c)   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), except in the event that Acquiror’s Governing Documents shall have been amended to remove such requirement prior to or concurrently with the Closing;

(d)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e)   There shall not be in force any Governmental Order or any Law enjoining or prohibiting the consummation of the Merger or any Law that makes the consummation of the Merger illegal or otherwise prohibited; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby; and

(f)   The shares of Domesticated Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on NASDAQ or an Alternate Exchange, as applicable, as of the Closing Date.

Section 9.2.   Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)   (i) The representations and warranties of the Company contained in the first sentence of Section 4.5(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.5(a)) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that, for purposes of this Section 9.2(a) only, the representations and warranties set forth in Section 4.6(c) and Section 4.7 shall be true and correct solely as of the date of this Agreement, except for, in each case, inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)     Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)  There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

Section 9.3.    Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, (1) inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to perform its obligations under this Agreement and (2) changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b)   Each of the covenants of Acquiror and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects;

(c)   The Domestication shall have been completed as provided in Section 7.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and

(d)   All of the directors of Acquiror (other than those Persons identified as the initial directors of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6) shall have resigned or otherwise been removed effective as of or prior to the Effective Time.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1.  Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)   by mutual written consent of the Company and Acquiror;

(b)   by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise prohibited;

(c)  by the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)  by the Company if there has been a Modification in Recommendation;

(e)  by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the latest of (A) June 14, 2023, (B) if an Extension without the Company’s approval is obtained at the election of Acquiror, with or without Acquiror shareholder vote, in accordance with Acquiror’s Governing Documents, September 14, 2023 and (C) if one or more Extensions to a date following September 14, 2023 with the Company’s approval are obtained at the election of Acquiror, with Acquiror shareholder vote, in accordance with Acquiror’s Governing Documents, the last date for Acquiror to consummate a Business Combination pursuant to such Extensions (in each case, the “Agreement End Date”), unless Acquiror is in material breach hereof;

(f)  by Acquiror if the Company Equityholder Approval shall not have been obtained by the Company Equityholder Approval Deadline; or

(g)  by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2.  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, stockholders or shareholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for fraud or any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1.   Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated December 9, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror’s public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”) pursuant to the Trust Agreement. The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the obligation to allow redemptions in connection with a Business Combination or to redeem 100% of the Acquiror Class A Common Shares if Acquiror fails to complete a Business Combination within the allotted time period or (B) with respect to any other provision relating to the rights of holders of the Acquiror Class A Common Shares, then for the redemption of any Acquiror Class A Common Shares properly tendered in connection with such vote to the extent permitted by the Acquiror Governing Documents. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account or any funds distributed therefrom and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror.

Section 11.2.    Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3.    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:

The Growth for Good Acquisition Corporation

12 E 49th Street, Floor 11

New York, NY 10017

Attention:     Yana Kakar

Email:           yana.kakar@g4ginvestment.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:     Howard L. Ellin

                     C. Michael Chitwood

Email:           howard.ellin@skadden.com

                      michael.chitwood@skadden.com

(b)If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

Zero Nox, Inc.

1343 S Main Street

Porterville, CA 93257

Attention:     Vonn R. Christenson

Email:           vonnc@zeronox.com

with copies to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Ave

New York, NY 10154

Attention:     Mitchell S. Nussbaum

Ronelle C. Porter

Email:           mnussbaum@loeb.com

rporter@loeb.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4.            Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5.            Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.8, and (b) the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, shareholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6.            Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing shall not occur, the Company shall be responsible for the Company Transaction Expenses, and Acquiror shall be responsible for the Acquiror Transaction Expenses (including the expenses of both parties set forth in clauses (b) and (c) of the definition of Acquiror Transaction Expenses). If the Closing shall occur, Acquiror shall pay or cause to be paid, (x) the Company Transaction Expenses and (y) the Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7.            Governing Law. This Agreement, and all claims or causes of any Action hereunder based upon, arising out of, or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8.            Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9.            Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10.          Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Sponsor Support Agreement, (c) the Company Support Agreement, and (d) the Registration Rights Agreement (clauses (b), (c), and (d), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11.          Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12.          Publicity.

(a)  All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b)  The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 11.13.          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14.         Jurisdiction; Waiver of Jury Trial.

(a)  Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b)  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15.  Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16.  Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)  this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b)  except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17.  Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Sections 10.2 and 3.4, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18.  Conflicts and Privilege.

(a)  Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders, shareholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “G4G Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Zero Nox Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the G4G Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the G4G Group, on the one hand, and Skadden, on the other hand (the “Skadden Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the G4G Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Skadden Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Merger.

(b)  Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Zero Nox Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the G4G Group, on the other hand, any legal counsel, including Loeb & Loeb LLP (“Loeb”), that represented the Company prior to the Closing may represent any member of the Zero Nox Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Zero Nox Group, on the one hand, and Loeb, on the other hand (the “Loeb Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Zero Nox Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Loeb Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Loeb Privileged Communications, by virtue of the Merger.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

THE GROWTH FOR GOOD ACQUISITION CORPORATION

By:	/s/ Yana Watson Kakar
	Name:	Yana Watson Kakar
	Title:	Chief Executive Officer

G4G MERGER SUB INC.

By:	/s/ Rahul Kakar
	Name:	Rahul Kakar
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ZERO NOX, INC.

By:	/s/ Vonn R. Christenson
	Name:	Vonn R. Christenson
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of March 7, 2023, by and among G4G Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), The Growth for Good Acquisition Corporation, a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), and Zero Nox, Inc., a Wyoming corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 7,125,000 Acquiror Common Shares (consisting of 800,000 Acquiror Class A Common Shares and 6,325,000 Acquiror Class B Common Shares), 400,000 Acquiror Warrants and 800,000 Acquiror Rights in the aggregate as set forth on Schedule I attached hereto (all such securities (including securities underlying such securities), or any successor or additional securities of Acquiror of which ownership is hereafter acquired by any such Sponsor prior to the termination of this Agreement are referred to herein as the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, G4G Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror, on the terms and subject to the conditions set forth therein;

WHEREAS, prior to the Effective Time and subject to the conditions of the Merger Agreement, Acquiror shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Acquiror’s Governing Documents, Section 388 of the DGCL and the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1          Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Acquiror” contained in Section 7.4 of the Merger Agreement also referred to each such Sponsor.

Section 1.2          No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 (Termination/Effectiveness) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. “Permitted Transfer” shall mean any Transfer (a) to any of Acquiror’s officers or directors, any affiliate or family member of any of Acquiror’s officers or directors; (b) in the case of a Person who is not an individual, to any affiliate of such Person or to any member(s) of such Person or any of their affiliates; (c) in the case of an individual, to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (d) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; or (f) by virtue of the laws of the State of Delaware or the Sponsor Holdco’s limited liability company agreement upon dissolution of the Sponsor Holdco; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in clauses (a) through (f), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Acquiror and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement.

Section 1.3          New Shares. In the event that (a) any Acquiror Common Shares, Acquiror Warrants, Acquiror Rights or other equity securities of Acquiror are issued to a Sponsor after the date of this Agreement pursuant to any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of Acquiror Common Shares, Acquiror Warrants, Acquiror Rights or other equity securities of Acquiror of, on or affecting the Acquiror Common Shares, Acquiror Warrants, Acquiror Rights or other equity securities of Acquiror owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants, Acquiror Rights or other equity securities of Acquiror after the date of this Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror after the date of this Agreement (such Acquiror Common Shares, Acquiror Warrants, Acquiror Rights or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Sponsor as of the date hereof.

Section 1.4          Closing Date Deliverables. On the Closing Date, the Sponsor Holdco shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Sponsor Holdco and the other persons named thereto, in substantially the form attached as Exhibit C to the Merger Agreement (the “Registration Rights Agreement”).

Section 1.5          Certain Agreements of Sponsors.

(a)    At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor hereby unconditionally and irrevocably agrees that such Sponsor shall (i) appear at each such meeting, in person or by proxy, or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares:

(i)            in favor of each Transaction Proposal, including, without limitation, any other consent, waiver, approval is required under Acquiror’s Governing Documents or under any agreements between Acquiror and its shareholders, or otherwise sought by Acquiror with respect to the Merger Agreement or the transactions contemplated thereby or the Transaction Proposals;

(ii)           against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals and the transactions contemplated thereby);

(iii)          against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);

(iv)          against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals and the transactions contemplated thereby); and

(v)           against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub or the Sponsors under the Merger Agreement or this Agreement, as applicable, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror;

(vi)          to approve any Extensions sought by Acquiror, subject to the terms and conditions of the Merger Agreement.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)    Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of December 9, 2021, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 3 therein to not redeem, or submit a request to Acquiror’s transfer agent or otherwise exercise any right to redeem, any Acquiror Common Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c)     During the period commencing on the date hereof and ending on the Expiration Time, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

Section 1.6          Further Assurances. Each Sponsor shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.7          No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into, any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.8          Waiver of Anti-Dilution Provision. The Sponsor hereby (but subject to the consummation of the Merger) irrevocably and unconditionally waives and agrees not to exercise or assert (for itself, for its successors, heirs, assigns and permitted transferees), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of Acquiror (as may be amended from time to time, the “Articles”), the provisions of Article 35 of the Articles to have the Acquiror Class B Common Shares convert to Acquiror Class A Common Shares at the Conversion Ratio (as defined in the Articles) or any other adjustments or anti-dilution protections that arise in connection with the issuance of Acquiror Common Shares. The waiver specified in this Section 1.8 shall be applicable only in connection with the transactions contemplated by the Merger Agreement and this Agreement (and any Acquiror Class A Common Shares or equity-linked securities issued in connection with the transactions contemplated by the Merger Agreement and this Agreement) and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason.

Section 1.9          Forfeiture.

(a)     Each Sponsor agrees that, effective as of and conditioned upon the Closing, (i) the Sponsor Holdco shall irrevocably forfeit and surrender to Acquiror 790,625 Acquiror Class B Common Shares, together with all shares of Domesticated Acquiror Common Stock issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted (the “Forfeited Shares”), (ii) the Sponsor Holdco shall cause all right, title and interest in and to such Forfeited Shares to be transferred to Acquiror without consideration, (iii) the Sponsor Holdco shall not have any rights with respect to such Forfeited Shares, and (iv) such Forfeited Shares shall thereupon be cancelled by Acquiror and no longer outstanding. Acquiror is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to terminate and cancel any Forfeited Shares that have been forfeited as provided in this Section 1.9(a).

(b)    Each Sponsor further agrees that, effective as of and conditioned upon the Closing, the Sponsor Holdco shall irrevocably forfeit and surrender to Acquiror up to 1,000,000 additional Acquiror Class B Common Shares held by the Sponsor Holdco, together with all shares of Domesticated Acquiror Common Stock issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted (the “Redemption Forfeited Shares”), as follows:

(i)            1,000,000 Redemption Forfeited Shares shall be forfeited by the Sponsor Holdco if public shareholders of Acquiror holding 95% or more of Acquiror Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time;

(ii)            750,000 Redemption Forfeited Shares shall be forfeited by the Sponsor Holdco if public shareholders of Acquiror holding 90% or more but less than 95% of Acquiror Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time;

(iii)            250,000 Redemption Forfeited Shares shall be forfeited by the Sponsor Holdco if public shareholders of Acquiror holding more than 85% but less than 90% of Acquiror Class A Common Shares elect to effect an Acquiror Share Redemption prior to the Effective Time; and

(iv)          No Redemption Forfeited Shares shall be forfeited by the Sponsor Holdco if public shareholders of Acquiror holding 85% or less of Acquiror Class A Common Shares elect to effect an Acquiror Share Redemption.

With respect to any Redemption Forfeited Shares forfeited in this Section 1.9(b), (i) the Sponsor Holdco shall cause all right, title and interest in and to such Redemption Forfeited Shares to be transferred to Acquiror without consideration, (ii) the Sponsor Holdco shall not have any rights with respect to such Redemption Forfeited Shares, and (iii) such Redemption Forfeited Shares shall thereupon be cancelled by Acquiror and no longer outstanding. Acquiror is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to terminate and cancel any Redemption Forfeited Shares that have been forfeited as provided in this Section 1.9(b).

Section 1.10        Lock-Up Shares.

(a)     Deferral Pool Lock-Up Shares. Each Sponsor agrees that 1,581,250 Acquiror Class B Common Shares held by the Sponsor Holdco, together with all shares of Domesticated Acquiror Common Stock issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted, shall, effective as of and conditioned upon the Closing, constitute “Deferral Pool Lock-Up Shares.” During the Lock-Up Period, Deferral Pool Lock-Up Shares that do not constitute Released Lock-Up Shares shall not be Transferred, except to a Permitted Transferee.

(b)    Basic Lock-Up Shares. Each Sponsor agrees that all Acquiror Common Shares (other than the Deferral Pool Lock-Up Shares) held by the Sponsor Holdco, including all shares of Domesticated Acquiror Common Stock issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted, shall, effective as of and conditioned upon the Closing, constitute “Basic Lock-Up Shares” (together with the Deferral Pool Lock-Up Shares, collectively, the “Lock-Up Shares”). Until such time as a Basic Lock-Up Share constitutes a Released Lock-Up Share pursuant to Section 1.10(e), such Basic Lock-Up Share shall not be Transferred, except to a Permitted Transferee.

(c)     Legends.

(i)            The books and records of Acquiror evidencing the Lock-Up Shares that do not constitute Released Lock-Up Shares shall be stamped or otherwise imprinted with a legend, or if held in book entry, shall be transferred to a restricted account that is subject to a trading restrictions consistent with a legend, in substantially the following form (collectively, the “Legend”):

THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF MARCH 7, 2023, BY AND AMONG THE GROWTH FOR GOOD ACQUISITION CORPORATION AND THE OTHER PARTIES THERETO.

(ii)           As soon as practicable, and in any event within two (2) Business Days after the date upon which any Lock-Up Shares become Released Lock-Up Shares, Acquiror shall promptly upon receipt of a request by the Sponsor Holdco remove, or cause to be removed, the Legend from the books and records of Acquiror with respect to such Released Lock-Up Shares and such Released Lock-Up Shares shall no longer be subject to any of the restrictions of this Section 1.10.

(d)    Forfeiture of Deferral Pool Lock-Up Shares. Any Lock-Up Shares that have not become Released Lock-Up Shares upon the earlier of (x) the fifth (5th) anniversary of the Closing Date and (y) the consummation of a Change in Control (the period from the Closing Date through and including the earlier of (x) and (y), the “Lock-Up Period”), shall immediately and automatically upon the end of the Lock-Up Period be forfeited and surrendered to Acquiror, the Sponsor Holdco and any Permitted Transferee shall cause all right, title and interest therein to be transferred to Acquiror without consideration, the Sponsor Holdco and each Permitted Transferee shall not have any rights with respect thereto, and such Lock-Up Shares shall thereupon be cancelled by Acquiror and no longer outstanding. Acquiror is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to terminate and cancel any Lock-Up Shares that have been forfeited as provided in this Section 1.10(d).

(e)     Release of Lock-Up Shares. The Lock-Up Shares shall become “Released Lock-Up Shares,” and such Released Lock-Up Shares shall no longer be subject to any of the restrictions of this Section 1.10, as follows:

(i)            All Basic Lock-Up Shares shall become Released Lock-Up Shares upon the 360th day after the Closing Date.

(ii)           790,625 of the Deferral Pool Lock-Up Shares shall become Released Lock-Up Shares at such time as the VWAP of one Acquiror Common Share equals or exceeds $12.50 per share (the “First Tranche Release Price”) for ten (10) of any twenty (20) consecutive trading days during the Lock-up Period on any stock exchange on which the Acquiror Common Shares are then trading; and

(iii)          790,625 of the Deferral Pool Lock-Up Shares shall become Released Lock-Up Shares at such time as the VWAP of one Acquiror Common Share equals or exceeds $15.00 per share (the “Second Tranche Release Price”) for ten (10) of any twenty (20) consecutive trading days during the Lock-up Period on any stock exchange on which the Acquiror Common Shares are then trading.

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of Acquiror.

(f)         Equitable Adjustments. The First Tranche Release Price and Second Tranche Release Price shall be equitably adjusted for any change in Acquiror’s capital stock by reason of any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event after the date of this Agreement.

(g)        Acceleration Event. If, on or before the fifth (5th) anniversary of the Closing, there is a Change in Control, then the Lock-Up Shares shall be deemed to constitute Released Lock-Up Shares immediately prior to the consummation of such Change in Control, and such Released Lock-Up Shares shall no longer be subject to any of the restrictions of this Section 1.10. “Change in Control” means:

(i)            the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then outstanding shares of capital stock of Acquiror (the “Outstanding Acquiror Shares”), or (B) the combined voting power of the then outstanding voting securities of Acquiror entitled to vote generally in the election of directors (the “Outstanding Acquiror Voting Securities”), in each case, taking into account any options or other rights to acquire Outstanding Acquiror Shares or Outstanding Acquiror Voting Shares held by such Person;

(ii)           consummation of an extraordinary transaction at Acquiror (including by way of reorganization, merger, amalgamation or consolidation), with or without approval by the shareholders of Acquiror, as applicable, in each case, unless, following such transaction, more than 50% of the then outstanding shares of common stock (or equivalent security) of the company resulting from such transaction and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of such securities immediately prior to such transaction in substantially the same proportions as their ownership immediately prior to such transaction;

(iii)          consummation of a sale or other disposition of all or substantially all the assets of Acquiror to an entity that does not control, is not controlled by, and is not under common control with, Acquiror or an Affiliate, with or without approval by the shareholders of Acquiror; or

(iv)          any other transaction whereby any Person obtains control over the direction of the affairs of Acquiror. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(h)        Voting and Distributions. Holders of Lock-Up Shares shall be entitled to vote such Lock-Up Shares and receive dividends and other distributions in respect of such Lock-Up Shares prior to, upon and after the time such Lock-Up Shares become Released Lock-Up Shares.

(i)          No Challenges. Each Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

(j)          Consent to Disclosure. Each Sponsor hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror or the Company) of such Sponsor’s identity and beneficial ownership of Subject Securities, and the nature of such Sponsor’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Sponsor will promptly provide any information reasonably requested by Acquiror or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1          Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a)     Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder, and his or her signature on this Agreement is genuine. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Sponsor.

(b)    Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) Acquiror’s Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Subject Securities are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Agreement, and none of such Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants and Acquiror Rights, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)     No Conflicts. The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of his, her or its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Acquiror or any of Acquiror’s Subsidiaries, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.

(d)    Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of his, her or its obligations under this Agreement. There is no outstanding Governmental Order imposed upon such Sponsor, or, if applicable, any of the Sponsor’s Subsidiaries.

(e)     Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f)     Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such

Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g)    Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Sponsor contained herein.

(h)    Adequate Information. Such Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as such Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Sponsor acknowledges that Acquiror and the Company have not made and do not make any representation or warranty to such Sponsor, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Sponsor acknowledges that the agreements contained herein with respect to the Subject Securities held by such Sponsor are irrevocable.

Section 2.2         Representations and Warranties of Acquiror. Acquiror represents and warrants as of the date hereof to each Sponsor and the Company as follows:

(a)    Organization; Due Authorization. Acquiror is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Acquiror’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of Acquiror. This Agreement has been duly executed and delivered by Acquiror and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of Acquiror.

(b)    No Conflicts. The execution and delivery of this Agreement by Acquiror does not, and the performance by Acquiror of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Acquiror or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Acquiror), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Acquiror of its obligations under this Agreement.

(c)     Litigation. There are no Actions pending against Acquiror, or to the knowledge of Acquiror threatened against Acquiror, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Acquiror of its obligations under this Agreement.

Section 2.3          Representations and Warranties of the Company. The Company represents and warrants as of the date hereof to each Sponsor and Acquiror as follows:

(a)     Organization; Due Authorization. The Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company.

(b)    No Conflicts. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Company or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Company), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company of its obligations under this Agreement.

(c)     Litigation. There are no Actions pending against the Company, or to the knowledge of the Company threatened against the Company, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company of its obligations under this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1          Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) the written agreement of the Sponsors, Acquiror and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.

Section 3.2          Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3          Jurisdiction; Waiver of Jury Trial.

(a)    Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4          Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 3.5          Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6          Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Acquiror, the Company and the Sponsor Holdco, and which makes reference to this Agreement.

Section 3.7          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 3.8          Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

The Growth for Good Acquisition Corporation

12 E 49th St. 11th Floor

New York, New York 10017

Attention:         Yana Kakar

Email:                 yana.kakar@g4ginvestment.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:         Howard L. Ellin
                             C. Michael Chitwood
Email:                howard.ellin@skadden.com
                             michael.chitwood@skadden.com

If to the Company:

Zero Nox, Inc.

1343 S. Main St.

Porterville, CA 93257

Attention:         Vonn R. Christenson

Email:                 vonnc@zeronox.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Ave

New York, NY 10154
Attention:         Mitchell Nussbaum

Email:                mnussbaum@loeb.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I;

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:        Howard L. Ellin
                            C. Michael Chitwood

Email:               howard.ellin@skadden.com

                            michael.chitwood@skadden.com

Section 3.9          Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 3.10        Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.

Section 3.11        Adjustment for Stock Split. If, and as often as, there are any changes in Acquiror or the Subject Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Sponsors, Acquiror, the Company, or the Subject Securities, as so changed.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

G4G SPONSOR LLC

By:	/s/ Yana Watson Kakar
Name: Yana Watson Kakar
Title: Managing Member

/s/ Rahul Kakar
Name: Rahul Kakar

/s/ Alex Roetter
Name: Alex Roetter

/s/ Yana Watson Kakar
Name: Yana Watson Kakar

/s/ Isabelle Freidheim
Name: Isabelle Freidheim

/s/ Vikram Gandhi
Name: Vikram Gandhi

/s/ David Birnbaum
Name: David Birnbaum

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

THE GROWTH FOR GOOD ACQUISITION CORPORATION

By:	/s/ Yana Watson Kakar
Name: Yana Watson Kakar
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

ZERO NOX, INC.

By:	/s/ Vonn R. Christenson
Name: Vonn R. Christenson
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares, Acquiror Warrants and Acquiror Rights

Sponsor	Acquiror Common Shares	Acquiror Warrants	Acquiror Rights
G4G Sponsor LLC (1) 12 E 49th Street, 11th Floor, New York, NY 10017	7,125,000 (including 800,000 Acquiror Class A Common Shares and 6,325,000 Acquiror Class B Common Shares)	400,000	800,000
Yana Watson Kakar (1) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
Vikram Gandhi (2) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
Dana Barsky (1) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
David Birnbaum (1) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
Rahul Kakar (1) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
Isabelle Freidheim (2) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
Alex Roetter (2) 12 E 49th Street, 11th Floor, New York, NY 10017	—	—	—
(1)	The shares reported in the table above are held in the name of Sponsor Holdco. Yana Watson Kakar, Rahul Kakar and David Birnbaum are the managing members of Sponsor Holdco. Each managing member has one vote, and the approval of two of three managing members is required to approve an action by Sponsor Holdco. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to Sponsor Holdco. Based upon the foregoing analysis, no individual managing members of Sponsor Holdco exercises voting or dispositive control over any of the securities held by Sponsor Holdco, even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. Additionally, each of Acquiror’s officers, directors and strategic advisors is, directly or indirectly, a member of Sponsor Holdco or have direct or indirect economic interests in Sponsor Holdco, and each of them disclaims any beneficial ownership of any shares held by Sponsor Holdco except to the extent of his or her ultimate pecuniary interest. Further, two institutional investors (the “Anchor Investors”) have subscribed to purchase membership interests in Sponsor Holdco. These Anchor Investors have committed to provide $4,000,000 of upfront capital to Sponsor Holdco in return for a minority economic ownership interest. Such Anchor Investors will not receive voting or governance rights.
(2)	Each of Acquiror’s independent directors is, directly or indirectly, a member of Sponsor Holdco or has direct or indirect economic interests in Sponsor Holdco, and each of them disclaims any beneficial ownership of any shares held by Sponsor Holdco except to the extent of his or her ultimate pecuniary interest.

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated December 9, 2021, among Acquiror, G4G Sponsor LLC and each of the other parties thereto
2.	Registration Rights Agreement, dated December 9, 2021, between Acquiror, G4G Sponsor LLC and certain other security holders named therein
3.	Administrative Services Agreement, dated December 9, 2021, between Acquiror and G4G Sponsor LLC
4.	Private Placement Units Purchase Agreement, dated December 9, 2021, between Acquiror and G4G Sponsor LLC
5.	Securities Subscription Agreement, dated July 15, 2021, between Acquiror and G4G Sponsor LLC

[Schedule II to Sponsor Support Agreement]

ANNEX C

EXECUTION VERSION

COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”) is dated as of March 7, 2023, by and among the Persons set forth on Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), The Growth for Good Acquisition Corporation, a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), and Zero Nox, Inc., a Wyoming corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Shareholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of the Company Common Stock as are indicated opposite each such Company Shareholder’s name on Schedule I attached hereto (all such shares, or any successor or additional voting equity securities of the Company of which ownership is hereafter acquired by any such Company Shareholder prior to the termination of this Agreement are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, the Company and G4G Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror, on the terms and subject to the conditions set forth therein;

WHEREAS, prior to the Effective Time and subject to the conditions of the Merger Agreement, Acquiror shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Acquiror’s Governing Documents, Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (Revised) of the Cayman Islands; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; COVENANTS

1.1           Binding Effect of Merger Agreement. Each Company Shareholder shall be bound by and comply with Sections 6.5 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Sections 6.5 and 11.12 of the Merger Agreement also referred to each such Company Shareholder (other than Section 6.5(a) thereof or for purposes of the definition of Acquisition Proposal).

1.2           Voting Agreement. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 (Termination/Effectiveness) thereof (the earlier of (a) and (b), the “Expiration Time”), each Company Shareholder hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company distributed by the Board of Directors of the

Company or otherwise undertaken as contemplated by the Merger Agreement or the transactions contemplated thereby, such Company Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Shareholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a)            to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Company Transaction Proposals”), including without limitation any other consent, waiver or approval required under the Company’s Governing Documents or under any agreements between the Company and its shareholders, or otherwise sought by the Company with respect to the Merger Agreement or the transactions contemplated thereby or the Company Transaction Proposals;

(b)            against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);

(c)            against any change in the business, management or Board of Directors of the Company (other than in connection with the Company Transaction Proposals and the transactions contemplated thereby); and

(d)            against any proposal, action or agreement that would (i) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or the Company Shareholders under the Merger Agreement or this Agreement, as applicable, (iii) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, or (iv) change in any manner the dividend policy or capitalization of the Company, including the voting rights of any share capital of the Company.

During the period commencing on the date hereof and ending on the Expiration Time, each Company Shareholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

1.3           No Transfer. During the period commencing on the date hereof and ending on the Expiration Time, each Company Shareholder agrees that such Company Shareholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, with respect to any Subject Shares owned by such Company Shareholder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares owned by such Company Shareholder, (iii) engage in any transaction involving the securities of Acquiror prior to the Closing or (iv) publicly announce any intention to effect any transaction specified in clause (i), (ii) or (iii) (clauses (i), (ii), (iii) and (iv), collectively, a “Transfer”)); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. “Permitted Transfer” shall mean any Transfer (a) in the case of a Person who is not an individual, to any affiliate of such Person or to any member(s) of such Person or any of their affiliates; (b) in the case of an individual, to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order;; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in clauses (a) through (d), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Acquiror and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement. The Company shall not register any sale, assignment or transfer of the Subject Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.3.

1.4           New Shares. In the event that (a) any Subject Shares or other equity securities of the Company are issued to a Company Shareholder after the date of this Agreement pursuant to any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of the Company Common Stock or other equity securities of the Company of, on or affecting the Subject Shares or other equity securities of the Company owned by such Company Shareholder, (b) the Company Shareholder purchases or otherwise acquires beneficial ownership of any Subject Shares or other equity securities of the Company after the date of this Agreement and prior to the Closing, or (c) the Company Shareholder acquires the right to vote or share in the voting of any Subject Shares or other equity securities of the Company after the date of this Agreement (such Subject Shares or other equity securities of the Company, the “New Securities”), then such New Securities acquired or purchased by such Company Shareholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Shareholder as of the date hereof.

1.5           Further Assurances. Each Company Shareholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

1.6           No Inconsistent Agreement. Each Company Shareholder hereby represents and covenants that such Company Shareholder has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into, any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of such Company Shareholder’s obligations hereunder.

1.7           No Challenges. Each Company Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

1.8           Consent to Disclosure. Each Company Shareholder hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror or the Company) of such Company Shareholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Shareholder will promptly provide any information reasonably requested by Acquiror or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1           Company Shareholder Representations. Each Company Shareholder represents and warrants to Acquiror and the Company, as of the date hereof, that:

(a)           such Company Shareholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b)           such Company Shareholder has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Agreement;

(c)            (i) if Company Shareholder is not an individual, Company Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Shareholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Company Shareholder and (ii) if Company Shareholder is an individual, the signature on this Agreement is genuine, and Company Shareholder has legal competence and capacity to execute the same;

(d)           this Agreement has been duly executed and delivered by Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of Company Shareholder, enforceable against Company Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(e)            if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Shareholder;

(f)            such Company Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Shareholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement or (iv) any applicable securities Laws. Such Company Shareholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Shareholder on the date of this Agreement, and none of such Company Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Such Company Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company;

(g)            the execution and delivery of this Agreement by Company Shareholder does not, and the performance by Company Shareholder of its obligations hereunder will not, (i) if Company Shareholder is not an individual, conflict with or result in a violation of the organizational documents of Company Shareholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Company Shareholder of its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiary, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by such Company Shareholder of its, his or her obligations under this Agreement;

(h)            there are no Actions pending against Company Shareholder or, to the knowledge of Company Shareholder, threatened against Company Shareholder, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Company Shareholder of Company Shareholder’s obligations under this Agreement; there is no outstanding Governmental Order imposed upon such Company Shareholder, or, if applicable, any of the Company Shareholder’s Subsidiaries;

(i)no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by or on behalf of the Company Shareholder;

(j)Company Shareholder has had the opportunity to read the Merger Agreement and this Agreement and has had the opportunity to consult with Company Shareholder’s tax and legal advisors;

(k)            Company Shareholder has not entered into, and shall not enter into, any agreement that would prevent Company Shareholder from performing any of Company Shareholder’s obligations hereunder;

(l)such Company Shareholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Company Shareholder contained herein;

(m)           such Company Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Shareholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty to such Company Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Shareholder are irrevocable.

ARTICLE III

MISCELLANEOUS

3.1            Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) as to each Company Shareholder, the written agreement of Acquiror, the Company and such Company Shareholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

3.2            Waiver. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

3.3            Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

3.4            Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

3.5            Jurisdiction; Waiver of Jury Trial.

(a)            Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.5.

(b)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

3.6           Assignment. No party hereto shall assign this Agreement or any part hereof or delegate any rights or obligations hereunder without the prior written consent of the other parties hereto and any such assignment, transfer or delegation without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

3.7           Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

3.8           Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Acquiror, the Company and each Company Shareholder, and which makes reference to this Agreement.

3.9           Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.10        Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Merger Agreement to the applicable party, with respect to the Company and Acquiror, at the respective addresses set forth in Section 11.3 of the Merger Agreement, and, with respect to a Company Shareholder, at the address set forth on Schedule I.

3.11        Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.12        Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.

3.13        Adjustment for Stock Split. If, and as often as, there are any changes in the Company or the Subject Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company Shareholders, Acquiror, the Company, or the Subject Shares, as so changed.

3.14        No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among the Company Shareholders, the Company and Acquiror, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Shareholders entering into agreements with the Company or Acquiror. Each Company Shareholder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.

3.15        Capacity as Company Shareholder. Each Company Shareholder signs this Agreement solely in such Company Shareholder’s capacity as a shareholder of the Company, and not in any other capacity, including, if applicable, as a director (including “director by deputization”), officer or employee of the Company or any of its Subsidiaries. Nothing herein shall be construed to limit or affect any actions or inactions by such Company Shareholder or any representative of such Company Shareholder, as applicable, serving as a director of the Company or any Subsidiary of the Company, acting in such Person’s capacity as a director of the Company or any Subsidiary of the Company.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first written above.

ACQUIROR:
THE GROWTH FOR GOOD ACQUISITION CORPORATION
By:	/s/ Yana Watson Kakar
Name: Yana Watson Kakar
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

COMPANY:

ZERO NOX, INC.

By:	/s/ Vonn R. Christenson
Name: Vonn R. Christenson
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

COMPANY SHAREHOLDERS:

/s/ Robert Cruess
Robert Cruess

/s/ Vonn R. Christenson
Vonn R. Christenson

Capri Oldridge

By:	/s/ Phillip Oldridge
Phillip Oldridge, as Parent/Legal Guardian

Cooper Oldridge

By:	/s/ Phillip Oldridge
Phillip Oldridge, as Parent/Legal Guardian

Armada Group USA, Inc.

By:	/s/ Patrick Cole
Name: Patrick Cole
Title: Authorized Signatory

/s/ Gene A. Cuelho, Jr.
Gene A. Cuelho, Jr.

[Signature Page to Company Support Agreement]

Schedule I

Company Shareholders

Shareholder	Company Common Shares
Robert Cruess	3,012,000
c/o Zero Nox, Inc., 1343 S. Main St., Porterville, CA 93257
Vonn Christenson	2,745,000
c/o Zero Nox, Inc., 1343 S. Main St., Porterville, CA 93257
Capri Oldridge	1,507,000
12475 Rocky Creek Rd., Ladysmith, BC Canada V9G1M7
Cooper Oldridge	1,507,000
12475 Rocky Creek Rd., Ladysmith, BC Canada V9G1M7
Armada Group USA, Inc.	1,423,000
9575 Pinehurst Drive, Roseville, CA 95747
Gene A. Cuelho, Jr.	699,000
26715 Avenue 140, Porterville, CA 93257

ANNEX D

CERTIFICATE OF INCORPORATION

OF

ZERONOX HOLDINGS, INC.

ARTICLE I

The name of the corporation is ZeroNox Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [●], and the name of its registered agent at such address is [●].

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is [•]. The total number of shares of Common Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1.General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B.PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

The name and mailing address of the Sole Incorporator is as follows:

Name:	Address:
[ ● ]	[ ● ]

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.There shall be one class of directors. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, commencing at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and at each annual meeting of the stockholders thereafter, directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B.Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VII, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VIII

A.Any action required or permitted to be taken by the stockholders of the Corporation may be effected at an annual or special meeting of the stockholders of the Corporation, or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE IX

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X

A.The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article X(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B.The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a majority of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.The restrictions contained in the foregoing Article X(B) shall not apply if:

(1)a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article X(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article X(C)(2).

D.For purposes of this Article X, references to:

(1)“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)“associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)“business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article X is not applicable to the surviving entity;

b.any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 25% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d.any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.beneficially owns such stock, directly or indirectly;

b.has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7)“person” means any individual, corporation, partnership, unincorporated association or other entity.

(8)“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)“Stockholder Party” means any stockholder of the Corporation.

(10)“Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11)“Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12)“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE XI

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article XI shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article XI. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XI to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XI by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XII

A.Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

C.Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D.Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

ARTICLE XIII

A.Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, this Article XIII and Article XIV.

B.If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand as of                     , 2023.

[ ● ]
Sole Incorporator

ANNEX E

BYLAWS

OF

ZERONOX HOLDINGS, INC.

Article I—Corporate Offices

1.1Registered Office.

The address of the registered office of ZeroNox Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4Notice of Business to be Brought before a Meeting.

(i)At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting.   A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [•], 2022; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii)To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b)As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(c)As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi)This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii)For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5Notice of Nominations for Election to the Board of Directors.

(i)Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.
(ii)Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.
(a)Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(b)In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(c)In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(iii)To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:
(a)As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));
(b)As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and
(c)As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv)A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(v)In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.
(ii)The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.
(iii)A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv)No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(v)Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)count all votes or ballots;
(iii)count and tabulate all votes;
(iv)determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

3.1Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors. At least two-thirds (2/3) of the members of the Board shall be comprised of individuals who meet the definition of “a citizen of the United States,” as defined by the Transportation Act 49 U.S.C. § 40102(a)(15) or as subsequently amended or interpreted by the Department of Transportation.

3.4Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)delivered personally by hand, by courier or by telephone;

(ii)sent by United States first-class mail, postage prepaid;

(iii)sent by facsimile or electronic mail; or

(iv)sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

4.1Committees of Directors.

The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)Section 3.5 (place of meetings; meetings by telephone);
(ii)Section 3.6 (regular meetings);
(iii)Section 3.7 (special meetings; notice);
(iv)Section 3.9 (board action without a meeting); and
(v)Section 7.14 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii)special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii)the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

5.1Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

7.1Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10Transfer of Stock.

Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12Registered Stockholders.

The Corporation:

(i)shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii)shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

8.1Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

9.1Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X—Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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ANNEX F

GROWTH FOR GOOD ACQUISITION CORPORATION

2023 INCENTIVE AWARD PLAN

ARTICLE I

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities.

ARTICLE II

DEFINITIONS

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1“Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. With reference to the Board’s or a Committee’s powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term “Administrator” shall refer to such officer(s) unless and until such delegation has been revoked.

2.2“Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3“Award” means an Option, Stock Appreciation Right, Restricted Stock award, Restricted Stock Unit award, Performance Bonus Award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.

2.4“Award Agreement” means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

2.5“Board” means the Board of Directors of the Company.

2.6“Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Cause means, with respect to a Participant, the occurrence of any of the following: (a) an act of dishonesty made by the Participant in connection with the Participant’s responsibilities as a Service Provider; (b) the Participant’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by the Participant that the Administrator reasonably determines has had or will have a material detrimental effect on the Company’s reputation or business; (c) the Participant’s gross misconduct; (d) the Participant’s willful and material unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of the Participant’s relationship with the Company; (e) the Participant’s willful breach of any material obligations under any written agreement or covenant with the Company; or (f) the Participant’s continued substantial failure to perform the Participant’s duties as a Service Provider (other than as a result of the Participant’s physical or mental incapacity) after the Participant has received a written demand for performance that specifically sets forth the factual basis for the determination that the Participant has not substantially performed the Participant’s duties and has failed to cure such non-performance to the Administrator’s reasonable satisfaction within 30 business days after receiving such notice. For purposes of this definition, no act or failure to act shall be considered willful unless it is done in bad faith and without reasonable intent that the act or failure to act was in the best interest of the Company or required by law. Any act, or failure to act, based upon authority or instructions given to the Participant pursuant to a direct instruction from the Company’s chief executive officer or based on the advice of counsel for the Company will be conclusively presumed to be done or omitted to be done by the Participant in good faith and in the best interest of the Company.

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2.7“Change in Control” means any of the following:

(a)The consummation of a transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with clauses (c)(i), (c)(ii) and (c)(iii) of this definition; or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);

(b)The Incumbent Directors cease for any reason to constitute a majority of the Board;

(c)The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;

(ii)after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)The completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) of this definition with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.8“Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.9“Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a ”non-employee director” within the meaning of Rule 16b-3; however, a

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Committee member’s failure to qualify as a ”non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.10“Common Stock” means the common stock of the Company.

2.11“Company” means Growth for Good Acquisition Corporation, a Cayman Islands exempted company limited by shares, or any successor.

2.12“Consultant” means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company or a Subsidiary; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

2.13“Designated Beneficiary” means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate or legal heirs.

2.14“Director” means a Board member.

2.15“Disability” means a permanent and total disability under Section 22(e)(3) of the Code.

2.16“Dividend Equivalents” means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.17“DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

2.18“Effective Date” has the meaning set forth in Section 11.3.

2.19“Employee” means any employee of the Company or any of its Subsidiaries.

2.20“Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.21“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.22“Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.

2.23“Good Reason” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Good Reason means the occurrence of one or more of the following without the Participant’s consent: (i) a material reduction in the Participant’s base compensation, or (ii) a relocation of the principal place at which the Participant must perform services by more than 50 miles. In order

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to establish Good Reason, the Participant must provide the Administrator with notice of the event giving rise to Good Reason within 30 days of the occurrence of such event, the event shall remain uncured 30 days thereafter and the Participant must actually terminate services within 30 days following the end of such cure period.

2.24“Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with in Section 424(e) and (f) of the Code, respectively.

2.25“Incentive Stock Option” means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Section 422 of the Code.

2.26“Incumbent Directors” means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause (a) or (c) of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.27“Non-Employee Director” means a Director who is not an Employee.

2.28“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

2.29“Option” means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.30“Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

2.31“Overall Share Limit” means the sum of (i) [__________]1 Shares and (ii) any Shares that are subject to Prior Plan Awards that become available for issuance under the Plan pursuant to Article V.

2.32“Participant” means a Service Provider who has been granted an Award.

2.33“Performance Bonus Award” has the meaning set forth in Section 8.3.

2.34“Performance Stock Unit” means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive Shares, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.

1 Note to Draft: The Plan's share limit will be equal to 5% of the post-Closing fully-diluted capitalization of the Company(plus the number of shares underlying all stock options granted under the Company's 2017 Stock Option/Stock Issuance Plan that remain outstanding and unexercised immediately prior to the closing of the merger transaction between Zero Nox and the Company).

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2.35“Permitted Transferee” means, with respect to a Participant, any “family member” of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.36“Plan” means this 2023 Incentive Award Plan.

2.37“Prior Plan” means the Company’s 2017 Stock Option/Stock Issuance Plan, adopted effective as of October 23, 2017.

2.38“Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date.

2.39“Public Trading Date” means the first date upon which Common Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.

2.40“Restricted Stock” means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.

2.41“Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

2.42“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

2.43“Section 409A” means Section 409A of the Code.

2.44“Securities Act” means the Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.45“Service Provider” means an Employee, Consultant or Director.

2.46“Shares” means shares of Common Stock.

2.47“Stock Appreciation Right” or “SAR” means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.48“Subsidiary” means any entity (other than the Company), whether U.S. or non-U.S., in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.49“Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.50“Tax-Related Items” means any U.S. and non-U.S. federal, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with Awards and/or Shares.

2.51“Termination of Service” means:

(a)As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

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(b)As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences employment or service or remains in service with the Company or any Subsidiary.

(c)As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Company, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.

ARTICLE III

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.

ARTICLE IV

ADMINISTRATION AND DELEGATION

4.1Administration.

(a)The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator’s determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.

(b)Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, or other property, or an Award may be canceled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

4.2Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or

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(b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

ARTICLE V

STOCK AVAILABLE FOR AWARDS

5.1Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

5.2Share Recycling.

(a)If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, without having been fully exercised or forfeited, in any case, in a manner that results in the Company not issuing the full number of Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, again become available for issuance under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall count against the Overall Share Limit.

(b)Notwithstanding anything to the contrary contained herein, Shares subject to an Award or Prior Plan Award shall not again be made available for issuance or delivery under the Plan if such Shares are tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any Prior Plan Award. In addition, Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof and Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or any stock option granted under the Prior Plan shall not be available for future grants of Awards. Further, no Shares may again be optioned, granted or awarded pursuant to an Incentive Stock Option if such action would cause such Option to fail to qualify as an incentive stock option under Section 422 of the Code.

5.3Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [__________]2 Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.

2 Note to Draft: This number will be the same as the Overall Share Limit.

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5.4Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, subject to applicable stock exchange requirements, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Directors or Consultants prior to such acquisition or combination.

5.5Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $500,000.

ARTICLE VI

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

6.1General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.

6.2Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.6, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

6.3Duration of Options. Subject to Section 6.6, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator or specified in the Award Agreement, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. In addition, in no event shall an Option or Stock Appreciation Right granted to an Employee who is a non-exempt employee for purposes of overtime pay under the U.S. Fair Labor Standards Act of 1938 be exercisable earlier than six months after its date of grant. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of Cause (as determined by the Administrator), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant’s right to

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exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) satisfaction in full of any withholding obligation for Tax-Related Items in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.

6.5Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:

(a)Cash, check or wire transfer of immediately available funds; provided that the Company may limit the use of one of the foregoing methods if one or more of the methods below is permitted;

(b)If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;

(c)To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;

(d)To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)To the extent permitted by the Administrator, delivery of a promissory note or any other lawful consideration; or

(f)To the extent permitted by the Administrator, any combination of the above payment forms.

6.6Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

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ARTICLE VII

RESTRICTED STOCK; RESTRICTED STOCK UNITS

7.1General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Award of Restricted Stock and Restricted Stock Units shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.

7.2Restricted Stock.

(a)Stockholder Rights. Unless otherwise determined by the Administrator, each Participant holding shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

(b)Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

(c)Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

7.3Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law.

ARTICLE VIII

OTHER TYPES OF AWARDS

8.1General. The Administrator may grant Performance Stock Unit awards, Performance Bonus Awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.

8.2Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3Performance Bonus Awards. Each right to receive a bonus granted under this Section 8.3 shall be denominated in the form of cash (but may be payable in cash, stock or a combination thereof) (a “Performance Bonus Award”) and shall be payable

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upon the attainment of performance goals that are established by the Administrator and relate to one or more of performance or other specific criteria, including service to the Company or Subsidiaries, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.4Dividend Equivalents. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award subject to vesting shall either (i) to the extent permitted by Applicable Law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related Award. All such Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement.

8.5Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

ARTICLE IX

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

9.1Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX, the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (i) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (ii) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (iii) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary and final and binding on all interested parties, including the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

9.2Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Law or accounting principles:

(a)To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that

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could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b)To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e)To replace such Award with other rights or property selected by the Administrator; or

(f)To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

9.3Change in Control.

(a)Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 9.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion.

(b)In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the Participant of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of 15 days from the date of such notice, contingent upon the consummation of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.

(c)For the purposes of this Section 9.3, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

9.4Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Company may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Administrator may determine to be reasonably appropriate under the circumstances.

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9.5General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation, spinoff, dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares.

ARTICLE X

PROVISIONS APPLICABLE TO AWARDS

10.1Transferability.

(a)No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a DRO. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.

(b)Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c)Notwithstanding Section 10.1(a), if permitted by the Administrator, a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant’s spouse or domestic partner, as applicable, as the Participant’s Designated Beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written or electronic consent of the Participant’s spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant’s death.

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10.2Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.

10.3Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

10.4Changes in Participant’s Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by Applicable Law or expressly authorized by the Company or by the Company’s written policy on leaves of absence, no service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

10.5Withholding. Each Participant must pay the Company or a Subsidiary, as applicable, or make provision satisfactory to the Administrator for payment of, any Tax-Related Items required by Applicable Law to be withheld in connection with such Participant’s Awards and/or Shares by the date of the event creating the liability for Tax-Related Items. At the Company’s discretion and subject to any Company insider trading policy (including black-out periods), any withholding obligation for Tax-Related Items may be satisfied by (i) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant; (ii) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company or a Subsidiary, as applicable; (iii) accepting the delivery of Shares, including Shares delivered by attestation; (iv) retaining Shares from the Award creating the withholding obligation for Tax-Related Items, valued on the date of delivery, (v) if there is a public market for Shares at the time the withholding obligation for Tax-Related Items is satisfied, selling Shares issued pursuant to the Award creating the withholding obligation for Tax-Related Items, either voluntarily by the Participant or mandatorily by the Company; (vi) accepting delivery of a promissory note or any other lawful consideration; or (vii) any combination of the foregoing payment forms. The amount withheld pursuant to any of the foregoing payment forms shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant’s jurisdiction for all Tax-Related Items that are applicable to such taxable income. If any tax withholding obligation will be satisfied under clause (v) of the preceding paragraph, each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to any brokerage firm selected by the Company to effect the sale to complete the transactions described in clause (v).

10.6Amendment of Award; Prohibition on Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article IX or pursuant to Section 11.6. The Administrator shall not, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award

10.7Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including, without limitation, any applicable securities laws and stock exchange or stock market rules and regulations, (iii) any approvals from governmental agencies that the Company determines are necessary or advisable have been obtained, and (iv) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Administrator may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the Participant.

10.8Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

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ARTICLE XI

MISCELLANEOUS

11.1No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continue employment or any other relationship with the Company or a Subsidiary. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.

11.2No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

11.3Effective Date. The Plan was approved by the Board on March 7, 2023. The Plan will become effective (the “Effective Date”) on the date immediately prior to the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger entered into on March 7, 2023, by and among the Company, The Growth for Good Acquisition Corporation and certain other parties (the “Merger Agreement”), provided that it is approved by the Company’s stockholders prior to the Effective Date and such approval occurs within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. No Incentive Stock Option may be granted pursuant to the Plan after the tenth anniversary of the earlier of (i) the date the Plan was approved by the Board and (ii) the date the Plan was approved by the Company’s stockholders.

11.4Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no such amendment, suspension, or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Stock may be listed or quoted) and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.

11.5Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are nationals of a country other than the United States or employed or residing outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any non-U.S. securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.

11.6Section 409A.

(a)General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any

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other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a Participant’s Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Participant’s Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c)Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

11.7Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer or other employee of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer or other employee of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer or other employee of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.

11.8Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 11.8 by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

11.9Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

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11.10Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

11.11Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.

11.12Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

11.13Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

11.14Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permits, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.

11.16Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.17Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

11.18Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.19Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 10.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

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GROWTH FOR GOOD ACQUISITION CORPORATION

2023 INCENTIVE AWARD PLAN

STOCK OPTION GRANT NOTICE

Growth for Good Acquisition Corporation, a Cayman Islands exempted company limited by shares (the “Company”), pursuant to its 2023 Incentive Award Plan, as may be amended from time to time (the “Plan”), hereby grants to the holder listed below (“Participant”), an option to purchase the number of shares of the Company’s Common Stock (the “Shares”), set forth below (the “Option”). This Option is subject to all of the terms and conditions set forth herein, as well as in the Plan and the Stock Option Agreement attached hereto as Exhibit A (the “Stock Option Agreement”), each of which are incorporated herein by reference. Capitalized terms not specifically defined in this Stock Option Grant Notice (the “Grant Notice”) and the Stock Option Agreement but defined in the Plan will have the same definitions as in the Plan.

Participant:	[ ]
Grant Date:	[ ]
Vesting Commencement Date:	[ ]
Exercise Price per Share:	$[ ]
Total Exercise Price:	[ ]
Total Number of Shares Subject to the Option:	[ ]
Expiration Date:	[ ]
Vesting Schedule:	[ ]

Type of Option:             ☐ Incentive Stock Option        ☐ Nonqualified Stock Option

By his or her signature and the Company’s signature below, Participant agrees to be bound by the terms and conditions of the Plan, the Stock Option Agreement and this Grant Notice. Participant has reviewed the Plan, the Stock Option Agreement and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, the Stock Option Agreement and this Grant Notice. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, the Stock Option Agreement or this Grant Notice.

GROWTH FOR GOOD ACQUISITION CORPORATION:	PARTICIPANT:

By:	By:
Print Name:	Print Name:
Title	Title
Address	Address

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EXHIBIT A

TO STOCK OPTION GRANT NOTICE

STOCK OPTION AGREEMENT

Pursuant to the Stock Option Grant Notice (the “Grant Notice”) to which this Stock Option Agreement (this “Agreement”) is attached, Growth for Good Acquisition Corporation, a Cayman Islands exempted company limited by shares (the “Company”), has granted to the Participant an Option under the Company’s 2023 Incentive Award Plan, as may be amended from time to time (the “Plan”), to purchase the number of Shares indicated in the Grant Notice.

ARTICLE 1

GENERAL

1.1Defined Terms. Capitalized terms not specifically defined herein shall have the meanings specified in the Plan and the Grant Notice.

1.2Incorporation of Terms of Plan. The Option is subject to the terms and conditions of the Plan which are incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

ARTICLE 2

GRANT OF OPTION

2.1Grant of Option. In consideration of the Participant’s past or continued employment with or service to the Company or any Subsidiary and for other good and valuable consideration, effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”), the Company irrevocably grants to the Participant the Option to purchase any part or all of an aggregate of the number of Shares set forth in the Grant Notice, upon the terms and conditions set forth in the Plan and this Agreement, subject to adjustments as provided in Article IX of the Plan. Unless designated as a Nonqualified Stock Option in the Grant Notice, the Option shall be an Incentive Stock Option to the maximum extent permitted by law.

2.2Exercise Price. The exercise price of the Shares subject to the Option shall be as set forth in the Grant Notice, without commission or other charge; provided, however, that the price per share of the Shares subject to the Option shall not be less than 100% of the Fair Market Value of a Share on the Grant Date. Notwithstanding the foregoing, if this Option is designated as an Incentive Stock Option and the Participant is a Greater Than 10% Stockholder as of the Grant Date, the exercise price per share of the Shares subject to the Option shall not be less than 110% of the Fair Market Value of a Share on the Grant Date.

2.3Consideration to the Company. In consideration of the grant of the Option by the Company, the Participant agrees to render faithful and efficient services to the Company or any Subsidiary. Nothing in the Plan or this Agreement shall confer upon the Participant any right to continue in the employ or service of the Company or any Subsidiary or shall interfere with or restrict in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of the Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and the Participant.

ARTICLE 3

PERIOD OF EXERCISABILITY

3.1Commencement of Exercisability.

(a)Subject to Sections 3.2, 3.3, 5.11 and 5.17 hereof, the Option shall become vested and exercisable in such amounts and at such times as are set forth in the Grant Notice.

(b)No portion of the Option which has not become vested and exercisable at the date of the Participant’s Termination of Service shall thereafter become vested and exercisable, except as may be otherwise provided by the Administrator or as set forth in a written agreement between the Company and the Participant.

(c)Notwithstanding Section 3.1(a) hereof and the Grant Notice, but subject to Section 3.1(b) hereof, in the event of a Change in Control the Option shall be treated pursuant to Sections 9.2 and 9.3 of the Plan.

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3.2Duration of Exercisability. The installments provided for in the vesting schedule set forth in the Grant Notice are cumulative. Each such installment which becomes vested and exercisable pursuant to the vesting schedule set forth in the Grant Notice shall remain vested and exercisable until it becomes unexercisable under Section 3.3 hereof.

3.3Expiration of Option. The Option may not be exercised to any extent by anyone after the first to occur of the following events:

(a)The Expiration Date set forth in the Grant Notice, which shall in no event be more than ten years from the Grant Date;

(b)If this Option is designated as an Incentive Stock Option and the Participant, at the time the Option was granted, was a Greater Than 10% Stockholder, the expiration of five years from the Grant Date;

(c)The expiration of three months from the date of the Participant’s Termination of Service, unless such termination occurs by reason of the Participant’s death or Disability;

(d)The expiration of one year from the date of the Participant’s Termination of Service by reason of the Participant’s death or Disability; or

(e)The Participant’s Termination of Service for Cause.

3.4Special Tax Consequences. The Participant acknowledges that, to the extent that the aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Stock Options, including the Option (if applicable), are exercisable for the first time by the Participant in any calendar year exceeds $100,000, the Option and such other options shall be Nonqualified Stock Options to the extent necessary to comply with the limitations imposed by Section 422(d) of the Code. The Participant further acknowledges that the rule set forth in the preceding sentence shall be applied by taking the Option and other “incentive stock options” into account in the order in which they were granted, as determined under Section 422(d) of the Code and the Treasury Regulations thereunder. The Participant also acknowledges that an Incentive Stock Option exercised more than three months after the Participant’s Termination of Employment, other than by reason of death or Disability, will be taxed as a Nonqualified Stock Option.

3.5Tax Indemnity.

(a)The Participant agrees to indemnify and keep indemnified the Company, any Subsidiary and the Participant’s employing company, if different, from and against any liability for or obligation to pay any Tax Liability (a “Tax Liability” being any liability for income tax, withholding tax and any other employment related taxes or social security contributions in any jurisdiction) that is attributable to (1) the grant or exercise of, or any benefit derived by the Participant from, the Option, (2) the acquisition by the Participant of the Shares on exercise of the Option or (3) the disposal of any Shares.

(b)The Option cannot be exercised until the Participant has made such arrangements as the Company may require for the satisfaction of any Tax Liability that may arise in connection with the exercise of the Option or the acquisition of the Shares by the Participant. The Company shall not be required to issue, allot or transfer Shares until the Participant has satisfied this obligation.

(c)The Participant hereby acknowledges that the Company (i) makes no representations or undertakings regarding the treatment of any Tax Liabilities in connection with any aspect of the Option and (ii) does not commit to and is under no obligation to structure the terms of the grant or any aspect of any Award, including the Option, to reduce or eliminate the Participant’s liability for Tax Liabilities or achieve any particular tax result. Furthermore, if the Participant becomes subject to tax in more than one jurisdiction between the date of grant of an Award, including the Option, and the date of any relevant taxable event, the Participant acknowledges that the Company may be required to withhold or account for Tax Liabilities in more than one jurisdiction.

ARTICLE 4

EXERCISE OF OPTION

4.1Person Eligible to Exercise. Except as provided in Section 5.3 hereof, during the lifetime of the Participant, only the Participant may exercise the Option or any portion thereof, unless it has been disposed of pursuant to a DRO. After the death of the

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Participant, any exercisable portion of the Option may, prior to the time when the Option becomes unexercisable under Section 3.3 hereof, be exercised by the deceased Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then applicable laws of descent and distribution.

4.2Partial Exercise. Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof becomes unexercisable under Section 3.3 hereof. However, the Option shall not be exercisable with respect to fractional Shares.

4.3Manner of Exercise. The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary of the Company (or any third party administrator or other person or entity designated by the Company; for the avoidance of doubt, delivery shall include electronic delivery), during regular business hours, of all of the following prior to the time when the Option or such portion thereof becomes unexercisable under Section 3.3 hereof:

(a)An exercise notice in a form specified by the Administrator, stating that the Option or portion thereof is thereby exercised, such notice complying with all applicable rules established by the Administrator. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(b)The receipt by the Company of full payment for the Shares with respect to which the Option or portion thereof is exercised, including payment of any applicable withholding tax, which shall be made by deduction from other compensation payable to the Participant or in such other form of consideration permitted under Section 4.4 hereof that is acceptable to the Company;

(c)Any other written representations or documents as may be required in the Administrator’s sole discretion to evidence compliance with the Securities Act, the Exchange Act or any other applicable law, rule or regulation; and

(d)In the event the Option or portion thereof shall be exercised pursuant to Section 4.1 hereof by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option.

Notwithstanding any of the foregoing, the Company shall have the right to specify all conditions of the manner of exercise, which conditions may vary by country and which may be subject to change from time to time.

4.4Method of Payment. Payment of the exercise price shall be by any of the following, or a combination thereof, at the election of the Participant:

(a)Cash or check;

(b)With the consent of the Administrator, surrender of Shares (including, without limitation, Shares otherwise issuable upon exercise of the Option) held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; or

(c)Other legal consideration acceptable to the Administrator (including, without limitation, through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company at such time as may be required by the Company, but in any event not later than the settlement of such sale).

4.5Conditions to Issuance of Shares. The Shares deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued Shares or issued Shares which have then been reacquired by the Company. Such Shares shall be fully paid and nonassessable. The Company shall not be required to issue or deliver any Shares purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the conditions in Section 10.7 of the Plan and following conditions:

(a)The admission of such Shares to listing on all stock exchanges on which such Shares are then listed;

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(b)The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body, which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c)The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d)The receipt by the Company of full payment for such Shares, including payment of any applicable withholding tax, which may be in one or more of the forms of consideration permitted under Section 4.4 hereof; and

(e)The lapse of such reasonable period of time following the exercise of the Option as the Administrator may from time to time establish for reasons of administrative convenience.

4.6Rights as Stockholder. The holder of the Option shall not be, nor have any of the rights or privileges of, a stockholder of the Company, including, without limitation, voting rights and rights to dividends, in respect of any Shares purchasable upon the exercise of any part of the Option unless and until such Shares shall have been issued by the Company and held of record by such holder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Article IX of the Plan.

ARTICLE 5

OTHER PROVISIONS

5.1Administration. The Administrator shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon the Participant, the Company and all other interested persons. No member of the Committee or the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, this Agreement or the Option.

5.2Whole Shares. The Option may only be exercised for whole Shares.

5.3Transferability.

(a)Subject to Section 4.1 hereof, the Option may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until the Option has been exercised and the Shares underlying the Option have been issued, and all restrictions applicable to such Shares have lapsed. Neither the Option nor any interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until the Option has been exercised, and any attempted disposition thereof prior to exercise shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

(b)During the lifetime of the Participant, only the Participant may exercise the Option (or any portion thereof), unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of the Option may, prior to the time when such portion becomes unexercisable under the Plan or this Agreement, be exercised by the Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then-applicable laws of descent and distribution.

(c)Notwithstanding any other provision in this Agreement, the Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to the Option upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and this Agreement, except to the extent the Plan and this Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a

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designation of a person other than the Participant’s spouse or domestic partner, as applicable, as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Option shall not be effective without the prior written consent of the Participant’s spouse or domestic partner. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by the Participant at any time provided the change or revocation is filed with the Administrator prior to the Participant’s death.

5.4Tax Consultation. The Participant understands that the Participant may suffer adverse tax consequences as a result of the grant, vesting or exercise of the Option, or with the purchase or disposition of the Shares subject to the Option. The Participant represents that the Participant has consulted with any tax consultants the Participant deems advisable in connection with the purchase or disposition of such Shares and that the Participant is not relying on the Company for any tax advice.

5.5Binding Agreement. Subject to the limitation on the transferability of the Option contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

5.6Adjustments Upon Specified Events. The Administrator may accelerate the vesting of the Option in such circumstances as it, in its sole discretion, may determine. In addition, upon the occurrence of certain events relating to the Shares contemplated by Article IX of the Plan (including, without limitation, an extraordinary cash dividend on such Shares), the Administrator shall make such adjustments the Administrator deems appropriate in the number of Shares subject to the Option, the exercise price of the Option and the kind of securities that may be issued upon exercise of the Option. The Participant acknowledges that the Option is subject to adjustment, modification and termination in certain events as provided in this Agreement and Article IX of the Plan.

5.7Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the Company’s principal office, and any notice to be given to the Participant shall be addressed to the Participant at the Participant’s last address reflected on the Company’s records. By a notice given pursuant to this Section 5.7, either party may hereafter designate a different address for notices to be given to that party. Any notice which is required to be given to the Participant shall, if the Participant is then deceased, be given to the person entitled to exercise his or her Option pursuant to Section 4.1 hereof by written notice under this Section 5.7. Any notice shall be deemed duly given when sent via email or when sent by certified mail (return receipt requested) and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.

5.8Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

5.9Governing Law. The laws of the State of Delaware shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflicts of laws.

5.10Conformity to Securities Laws. The Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all Applicable Law and regulations and rules promulgated by the Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to such Applicable Law. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such Applicable Law.

5.11Amendment, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board; provided, however, that, except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall adversely affect the Option in any material way without the prior written consent of the Participant.

5.12Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth in Section 5.3 hereof, this Agreement shall be binding upon the Participant and his or her heirs, executors, administrators, successors and assigns.

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5.13Notification of Disposition. If this Option is designated as an Incentive Stock Option, the Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares acquired under this Agreement if such disposition or transfer is made (a) within two years from the Grant Date with respect to such Shares or (b) within one year after the transfer of such Shares to the Participant. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

5.14Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if the Participant is subject to Section 16 of the Exchange Act, the Plan, the Option and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

5.15Not a Contract of Service Relationship. Nothing in this Agreement or in the Plan shall confer upon the Participant any right to continue to serve as an employee or other service provider of the Company or any of its Subsidiaries or interfere with or restrict in any way with the right of the Company or any of its Subsidiaries, which rights are hereby expressly reserved, to discharge or to terminate for any reason whatsoever, with or without cause, the services of the Participant’s at any time.

5.16Entire Agreement. The Plan, the Grant Notice and this Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, provided that the Option shall be subject to any accelerated vesting provisions in any written agreement between the Participant and the Company or a Company plan pursuant to which the Participant participates, in each case, in accordance with the terms therein.

5.17Section 409A. This Option is not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof, “Section 409A”). However, notwithstanding any other provision of the Plan, the Grant Notice or this Agreement, if at any time the Administrator determines that the Option (or any portion thereof) may be subject to Section 409A, the Administrator shall have the right in its sole discretion (without any obligation to do so or to indemnify the Participant or any other person for failure to do so) to adopt such amendments to the Plan, the Grant Notice or this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate either for the Option to be exempt from the application of Section 409A or to comply with the requirements of Section 409A.

5.18Limitation on the Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and shall not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. The Participant shall have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Option, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to options, as and when exercised pursuant to the terms hereof.

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ANNEX G

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2023, is made and entered into by and among ZeroNox Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as The Growth for Good Acquisition Corporation, a Cayman Island exempted company limited by shares prior to its domestication as a Delaware corporation), G4G Sponsor LLC, a Delaware limited liability company (the “Sponsor”), certain former stockholders of Zero Nox, Inc., a Wyoming corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders”) and other persons and entities (collectively with the Sponsor, the Target Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of December 9, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of March 7, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, G4G Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Target, pursuant to which Merger Sub merged with and into the Target (the “Merger”), with the Target surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders received shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Target Holders received Acquiror Options, as defined in the Merger Agreement (“Equity Awards”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders have the right to receive Earnout Shares, as defined in the Merger Agreement (the “Earnout Shares”), in accordance with the terms and conditions set forth in the Merger Agreement;

WHEREAS, pursuant to Section 5.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor holds at least a majority-in-interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Earnout Shares” shall have the meaning given in the Recitals hereto.

“Equity Awards” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated December 9, 2021, by and among the Company, the Sponsor and each of the other parties thereto.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Parties” shall mean the Target Holders and their respective Permitted Transferees.

“Lock-up Period” shall mean the period beginning on the Closing Date and ending on the date that is 360 days after the Closing Date. For the avoidance of doubt, the Lock-up Period for any Lock-up Shares for which the Lock-up Period has not ended on the date that is 360 days after the Closing Date shall end on such 360th day after the Closing Date.

“Lock-up Shares” shall mean (a) the shares of Common Stock, Equity Awards and any other equity securities convertible into or exercisable or exchangeable for shares of Common Stock held by the Target Holders immediately following the Closing or shares of Common Stock issued with respect to or in exchange for Equity Awards on or after the Closing as permitted by this Agreement (other than shares of Common Stock acquired in the public market) and (b) any Earnout Shares and the shares of Common Stock issued with respect to or in exchange for such Earnout Shares (if applicable).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Target Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants held by certain Holders, included in the private placement units purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any shares of Common Stock issued or issuable upon conversion or exchange of such warrants.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including the Private Placement Warrants and any other warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock, Equity Awards, Earnout Shares, and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)       all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)        fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)        printing, messenger, telephone and delivery expenses;

(D)       reasonable fees and disbursements of counsel for the Company;

(E)        reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)        in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Managers” shall mean the managing members of Sponsor, including after the dissolution of Sponsor.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

“Target Holders” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1Shelf Registration.

2.1.1Filing. Within forty-five (45) calendar days following the Closing Date (the “Filing Date”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the ninetieth (90th) calendar day following the Filing Date. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.

2.1.4Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a Target Holder (any of the Sponsor or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the

Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration

Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4Block Trades; Other Coordinated Offerings.

2.4.1Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $25 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1Indemnification.

4.1.1The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity that controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party)

and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1Lock-Up. Subject to Section 5.2, each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of the Lock-up Period (the “Lock-up”), other than to a Permitted Transferee.

5.2Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (g) to the Company; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE V with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares.

ARTICLE VI

MISCELLANEOUS

6.1Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: ZeroNox Holdings, Inc., 1343 S Main Street, Porterville, CA 93257, Attention: Vonn R. Christenson or by email: vonnc@zeronox.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2Assignment; No Third Party Beneficiaries.

6.2.1This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Target Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) and (ii) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including the Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees). Upon a transfer by the Sponsor pursuant to subsection (ii) to the Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor Managers.

6.2.3This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2.

6.2.5No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

6.5TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.7Other Registration Rights. Other than as provided in the (i) Public Warrant Agreement, dated as of December 9, 2021, between the Company and Continental Stock Transfer & Trust Company and (ii) Private Warrant Agreement, dated as of December 9, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, and (ii) a Target Holder, for so long as such Target Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

6.9Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company) and each Target Holder (so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

ZERONOX HOLDINGS, INC.
a Delaware corporation

By:
Name:
Title:

HOLDERS:

G4G SPONSOR LLC
a Delaware limited liability company

By:
Name:
Title:

[Entity Target Holders]
a [●]

By:
Name:
Title:

[Individual Target Holders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1

Target Holders

[TO COME]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [●], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among ZeroNox Holdings, Inc. a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20_____.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of

            , 20

ZERONOX HOLDINGS, INC.

By:
Name:
Its:

ANNEX H

Dated 9 December 2021

Companies Act (Revised)

Company Limited by Shares

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

THE GROWTH FOR GOOD ACQUISITION

CORPORATION

(Adopted by special resolution on 9 December 2021)

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

The Growth for Good Acquisition Corporation

(Adopted by special resolution on 9 December 2021)

1	The name of the Company is The Growth for Good Acquisition Corporation.
2

The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3

The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4

The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:
(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or
(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or
(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).
6

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.
8

The share capital of the Company is US$50,000 divided into 479,000,000 Class A Ordinary Shares of US$0.0001 each, 20,000,000 Class B Ordinary Shares of US$0.0001 and 1,000,000 preference Shares of US$0.0001 each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and
(b)	to increase or reduce its capital; and
(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):
(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or
(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.
9

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

The Growth for Good Acquisition Corporation

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on 9 December 2021)

H-i

H-ii

H-iii

H-iv

H-v

Companies Act (Revised)

Company Limited by Shares

Amended & Restated Articles of Association

of

The Growth for Good Acquisition Corporation

(Adopted by special resolution passed on 9 December 2021)

1Definitions, interpretation and exclusion of Table A

Definitions

1.1In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force.

Amendment has the meaning ascribed to it in Article 36.11.

Amendment Redemption Event has the meaning ascribed to it in Article 36.11.

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

Approved Amendment has the meaning ascribed to it in Article 36.11.

Articles means, as appropriate:

(a)these articles of association as amended from time to time: or

(b)two or more particular articles of these Articles;

and Article refers to a particular article of these Articles.

Audit Committee means the audit committee of the Company formed pursuant to Article 22.8 hereof, or any successor audit committee.

Auditor means the person for the time being performing the duties of auditor of the Company.

Automatic Redemption Event shall have the meaning given to it in Article 36.2.

Business Combination shall mean the initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with a Target Business at Fair Value.

Business Day means a day other than (a) a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City (b) a Saturday or (c) a Sunday.

Cayman Islands means the British Overseas Territory of the Cayman Islands.

Class A Share means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

Class B Share means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

Class B Share Entitlement means the right of the Sponsor as holder of the Class B Shares (including on an as-converted basis) to 20 per cent of all entitlements to income and capital arising in respect of all Shares in issue and outstanding upon consummation of the IPO, subject to adjustment as provided in Article 35.3..

Clear Days, in relation to a period of notice, means that period excluding:

(a)the day when the notice is given or deemed to be given; and

(b)the day for which it is given or on which it is to take effect.

Clearing House means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company means the above-named company.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchange means Nasdaq Global Market or any other national securities exchange on which the Shares are listed for trading.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Equity-Linked Securities means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

Exchange Act means the United States Securities Exchange Act of 1934, as amended.

Fair Value shall mean a value at least equal to 80% of the balance in the Trust Account (excluding any deferred underwriting fees and any taxes payable on the Trust Account balance) at the time of the execution of a definitive agreement for a Business Combination.

Fully Paid and Paid Up:

(a)

in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Independent Director means a director who is an independent director as defined in the rules and regulations of the Designated Stock Exchange as determined by the directors.

Initial Shareholders means the Sponsor, the directors and officers of the Company or their respective affiliates who hold Shares prior to the IPO.

IPO means the initial public offering of units, consisting of Shares and warrants of the Company and rights to receive Shares of the Company.

Member means any person or persons entered on the Register of Members from time to time as the holder of a Share.

Memorandum means the memorandum of association of the Company as amended from time to time.

Officer means a person then appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote thereon. The expression also includes a unanimous written resolution.

Over-Allotment Option means the option of the Underwriter to purchase up to an additional 15% of the firm units (as described at Article 2.4) sold in the IPO at a price equal to US$10.00 per unit, less underwriting discount and commissions.

Per-Share Redemption Price means:

(a)

with respect to an Automatic Redemption Event, the aggregate amount on deposit in the Trust Account (including interest not previously released to us, which shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares;

(b)

with respect to an Amendment Redemption Event, the aggregate amount on deposit in the Trust Account (including interest earned but net of taxes payable) divided by the number of then outstanding Public Shares; and

(c)

with respect to either a Tender Redemption Offer or a Redemption Offer, the aggregate amount then on deposit in the Trust Account (net of taxes payable), divided by the number of then outstanding Public Shares.

Preference Share means a preference share of a par value of US$0.0001 in the share capital of the Company.

Public Share means the Class A Shares included in the units issued in the IPO (as described in Article 2.4).

Redemption Offer has the meaning ascribed to it in Article 36.5(b).

Register of Members means the register of Members maintained in accordance with the Act and includes (except where otherwise stated) any branch or duplicate register of Members.

Registration Statement has the meaning ascribed to it in Article 36.10.

SEC means the United States Securities and Exchange Commission.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share, Class B Share or a Preference Share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and
(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act.

Sponsor means G4G Sponsor LLC.

Sponsor Group means the Sponsor and its respective affiliates, successors and assigns.

Target Business means any businesses or entity with whom the Company wishes to undertake a Business Combination.

Target Business Acquisition Period shall mean the period commencing from the effectiveness of the registration statement filed with the SEC in connection with the Company’s IPO up to and including the first to occur of (i) a Business Combination; or (ii) the Termination Date.

Tax Filing Authorised Person means such person as any director shall designate from time to time, acting severally.

Tender Redemption Offer has the meaning ascribed to it in Article 36.5(a).

Termination Date has the meaning given to it in Article 36.2.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.16.

Trust Account means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of units simultaneously with the closing date of the IPO, will be deposited.

Underwriter means an underwriter of the IPO from time to time, and any successor underwriter.

Interpretation

1.2In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:
(i)	any statutory modification, amendment or re-enactment; and
(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.
(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.
(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.
(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.
(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.
(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.
(h)

The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Table A Articles

1.3

The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2Shares

Power to issue Shares and options, with or without special rights

2.1

Subject to the provisions of the Act and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide, save that the directors may not allot, issue, grant options over or otherwise deal with any unissued Shares to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion described at Article 35. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:
(a)	either at a premium or at par;
(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Notwithstanding the above, following an IPO and prior to a Business Combination, the Company may not issue additional Shares that would entitle the holders thereof to (a) receive funds from the Trust Account or (b) vote as a class with holders of Public Shares (i) on any Business Combination or on any other proposal presented to holders of Shares prior to or in connection with a Business Combination or (ii) to approve an amendment to these Articles to (x) extend the time to consummate a Business Combination beyond 18 months (or beyond 21 months if the time to consummate a Business Combination is extended in accordance with Article 36.2) from the closing of the IPO or (y) amend the foregoing provisions of this Article 2.2.

2.3

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide.

2.4

The Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the managing Underwriter determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K containing an audited balance sheet reflecting the Company’s receipt of the gross proceeds of the IPO with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

2.5	Each Share in the Company confers upon the Member:
(a)	subject to Article 31.1 and Article 33, the right to one vote at a meeting of the Members of the Company or on any resolution of Members;
(b)

the right to be redeemed on an Automatic Redemption Event in accordance with Article 36.2 or pursuant to either a Tender Redemption Offer or Redemption Offer in accordance with Article 36.5 or pursuant to an Amendment Redemption Event in accordance with Article 36.11;

(c)	a pro rata right in any dividend paid by the Company; and

(d)

subject to satisfaction of and compliance with Article 36, a pro rata right in the distribution of the surplus assets of the Company on its liquidation provided that in the event that the Company enters liquidation prior to or without having consummated a Business Combination then, in such circumstances, in the event any surplus assets (Residual Assets) of the Company remain following the Company having complied with its applicable obligations to redeem Public Shares and distribute the funds held in the Trust Account in respect of such redemptions pursuant to Article 36, the Public Shares shall not have any right to receive any share of those Residual Assets which are held outside the Trust Account and such Residual Assets shall be distributed (on a pro rata basis) only in respect of those Shares that are not Public Shares.

Power to issue fractions of a Share

2.6

Subject to the Act, the Company may, but shall not otherwise be obliged to, issue fractions of a Share of any class or round up or down fractional holdings of Shares to its nearest whole number. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.7	The Company may, in so far as the Act permits, pay a commission to any person in consideration of that person:
(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or
(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.8	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.9	Except as required by Applicable Law:
(a)

the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.10

If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or
(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.
2.11	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:
(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.
2.12

Notwithstanding Article 2.10, unless the proposed variation is for the purposes of approving, or in conjunction with, the consummation of a Business Combination, prior to a Business Combination but subject always to the limitations set out in Article 33 in respect of amendments to the Memorandum and Articles, the rights attached to the Shares as specified in Article 2.5 may only, whether or not the Company is being wound up, be varied by a Special Resolution, and any such variation that has to be approved under this Article shall also be subject to compliance with Article 36.11.

Effect of new Share issue on existing class rights

2.13

Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.14

With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.
(b)	Unless the Member agrees otherwise:
(i)	if the Member holds Shares in a single class of Shares — it shall be credited to the share premium account for that class of Shares;
(ii)

if the Member holds Shares of more than one class — it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.15	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.16	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:
(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and
(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.17

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.18	The Company shall be entered in the Register as the holder of the Treasury Shares. However:
(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;
(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.19

Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.20	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

3Register of Members

3.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Act.
3.2

The directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Act. The directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

3.3

The title to Public Shares may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the Register of Members may be maintained in accordance with Article 40B of the Act.

4Share certificates

Issue of share certificates

4.1

A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the directors may issue to any Member:

(a)

without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.
4.2

Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

4.3	Every certificate shall bear legends required under the Applicable Laws.
4.4

The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

4.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:
(a)	evidence;

(b)	indemnity;
(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and
(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

5Lien on Shares

Nature and scope of lien

5.1

The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and
(b)	whether or not those moneys are presently payable.
5.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

5.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:
(a)	the sum in respect of which the lien exists is presently payable;
(b)

the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.
5.4	The Shares may be sold in such manner as the directors determine.
5.5	To the maximum extent permitted by Applicable Law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

5.6

To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

5.7	On sale pursuant to the preceding Articles:
(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares; and
(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

5.8

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or
(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

6Calls on Shares and forfeiture

Power to make calls and effect of calls

6.1

Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

6.2

Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

6.3

A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. A person shall not be liable for calls made after such person is no longer registered as Member in respect of those Shares.

Time when call made

6.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

6.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

6.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:
(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or
(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

6.7

Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

6.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

6.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

6.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:
(a)	the amount unpaid;
(b)	any interest which may have accrued;
(c)	any expenses which have been incurred by the Company due to that person’s default.
6.11	The notice shall state the following:
(a)	the place where payment is to be made; and
(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

6.12

If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

6.13	The directors may accept the surrender for no consideration of any Fully Paid Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

6.14

A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

6.15On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and
(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.
6.16

Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and
(b)	interest from the date of forfeiture or surrender until payment:

(i)at the rate of which interest was payable on those moneys before forfeiture; or

(ii)if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

6.17

A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and
(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

6.18

Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

7Transfer of Shares

Form of transfer

7.1

Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the SEC, the Designated Stock Exchange and federal and state securities laws of the United States, a Member may transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and
(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.
7.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration

7.3

If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 2.4 on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

Power to suspend registration

7.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Company may retain instrument of transfer

7.5

The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

8Transmission of Shares

Persons entitled on death of a Member

8.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:
(a)	where the deceased Member was a joint holder, the survivor or survivors; and
(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.
8.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

8.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:
(a)	to become the holder of the Share; or
(b)	to transfer the Share to another person.
8.4	That person must produce such evidence of his entitlement as the directors may properly require.
8.5

If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

8.6	If the person elects to transfer the Share to another person then:
(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and
(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.
8.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

8.8

A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

8.9

A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. However, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

9Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

9.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:
(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;
(d)

sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)

cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

9.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:
(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and
(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

9.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

10Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

10.1

Subject to the Act and Article 36, and to any rights for the time being conferred on the Members holding a particular class of Shares, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may by its directors:

(a)

issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)

with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

10.2	With respect to redeeming or repurchasing the Shares:
(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 36.5;
(b)

Class B Shares held by the Sponsor shall, following consummation of the IPO, be surrendered by the Sponsor on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Class B Shares will at all times represent 20% of the Company’s issued Shares after the IPO; and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 36.5.

Power to pay for redemption or purchase in cash or in specie

10.3

When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 10.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

10.4	Upon the date of redemption or purchase of a Share:
(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)the price for the Share; and

(ii)any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the Register of Members with respect to the Share; and
(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10.5	For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described in Articles 10.2(a), 10.2(b) and 10.2(c) above shall not require further approval of the Members.

11Meetings of Members

Power to call meetings

11.1

To the extent required by the Designated Stock Exchange, an annual general meeting of the Company shall be held no later than one year after the first financial year end occurring after the IPO, and shall be held in each year thereafter at such time as determined by the directors and the Company may, but shall not (unless required by the Act or the rules and regulations of the Designated Stock Exchange) be obliged to, in each year hold any other general meeting.

11.2	The agenda of the annual general meeting shall be set by the directors and shall include the presentation of the Company’s annual accounts and the report of the directors (if any).
11.3	Annual general meetings shall be held in New York, USA or in such other places as the directors may determine.
11.4	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.
11.5	The directors may call a general meeting at any time.
11.6

If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

11.7	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.
11.8	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.
11.9	The requisition must also:
(a)	specify the purpose of the meeting.
(b)

be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.
11.10

Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

11.11

Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

11.12

Members seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Content of notice

11.13	Notice of a general meeting shall specify each of the following:
(a)	the place, the date and the hour of the meeting;
(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;
(c)	subject to paragraph (d), the general nature of the business to be transacted; and
(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.
11.14	In each notice there shall appear with reasonable prominence the following statements:
(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and
(b)	that a proxyholder need not be a Member.

Period of notice

11.15

At least five Clear Days’ notice of a general meeting must be given to Members, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

Persons entitled to receive notice

11.16	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:
(a)	the Members;
(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and
(c)	the directors.

Publication of notice on a website

11.17	Subject to the Act or the rules of the Designated Stock Exchange, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:
(a)	the publication of the notice on the website;
(b)	the place on the website where the notice may be accessed;
(c)	how it may be accessed; and
(d)	the place, date and time of the general meeting.

11.18

If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. This will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

11.19	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

11.20

Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until at least the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

11.21	Proceedings at a meeting shall not be invalidated by the following:
(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or
(b)	non-receipt of notice of the meeting by any person entitled to notice.
11.22	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:
(a)	in a different place on the website; or
(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

12Proceedings at meetings of Members

Quorum

12.1

Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than a majority of the issued and outstanding Shares entitled to attend and vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

Lack of quorum

12.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:
(a)	If the meeting was requisitioned by Members, it shall be cancelled.
(b)

In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the meeting shall be dissolved.

Use of technology

12.3

A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

12.4

The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

12.5

If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

12.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

12.7

The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

12.8

Should a meeting be adjourned for more than twenty Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

12.9	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

12.10	A poll demanded on the question of adjournment shall be taken immediately.
12.11

A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

12.12	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.
12.13

A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

12.14	If the votes on a resolution are equal, the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

12.15	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:
(a)

not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.
12.16	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:
(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and
(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.
12.17	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

12.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:
(a)	all Members entitled so to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;
(b)	all Members entitled so to vote :

(i)sign a document; or

(ii)sign several documents in the like form each signed by one or more of those Members; and

(c)

the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

12.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.
12.20

The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

12.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

13Voting rights of Members

Right to vote

13.1

Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

13.2	Members may vote in person or by proxy.

13.3	Every Member shall have one vote for each Share he holds, unless any Share carries special voting rights (including, but not limited to, such enhanced voting rights under Article 31.1).
13.4	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.
13.5	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

13.6

If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

13.7	Save where otherwise provided, a corporate Member must act by a duly authorised representative.
13.8	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.
13.9	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.
13.10	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.
13.11	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.
13.12

A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

13.13

If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

Member with mental disorder

13.14

A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

13.15

For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

13.16

An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

13.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.
13.18	The instrument must be in writing and signed in one of the following ways:
(a)	by the Member; or
(b)	by the Member’s authorised attorney; or
(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

13.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.
13.20

A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

13.21

Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:
(i)	to the registered office of the Company; or
(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.
(b)

If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or
(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or
(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.
13.22	Where a poll is taken:
(a)

if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)

but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

13.23	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

13.24

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

14Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and there shall be no maximum.

15Appointment, disqualification and removal of directors

No age limit

15.1	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

15.2

Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

15.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment and removal of directors

15.4

The directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. Immediately prior to the consummation of the IPO, the existing directors shall by resolution classify themselves as Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

15.5

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to fill a vacancy on the board of directors or may by Ordinary Resolution of the holders of the Class B Shares remove any director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any director. This Article may only be amended by a Special Resolution which shall include the affirmative vote of a simple majority of Class B Shares.

15.6	Subject to Article 15.4 and 15.5, the Company may by Ordinary Resolution appoint any person to be a director.
15.7

Subject to death, resignation or removal, and with the exception of those directors appointed prior to the first annual general meeting of the Company, each director shall serve a term of office that will expire at the third succeeding annual general meeting after their appointment or election.

15.8	A director may be removed from office with or without cause by:
(a)

(following the consummation of the Business Combination but not at any time before) an Ordinary Resolution passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director; or

(b)	subject to Article 15.4 and 15.5, a resolution of directors passed at a meeting of directors.
15.9	The directors shall have power at any time to appoint any person to be a director who:
(a)	is recommended as a director nominee by a majority of the Independent Directors; and
(b)	is willing to act as a director,

either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

15.10

Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;
(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):
(i)	the expression personal representatives of the last shareholder means:
(A)

until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;
(ii)

without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

15.11	A remaining director may appoint a director even though there is not a quorum of directors.
15.12	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.
15.13

For so long as Shares are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as Applicable Law or the rules and regulations of the Designated Stock Exchange require, subject to applicable phase-in rules of the Designated Stock Exchange.

Resignation of directors

15.14

A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

15.15	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

15.16	A director’s office shall be terminated forthwith if:
(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or
(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or
(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or
(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;
(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or
(f)

all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

16Alternate directors

Appointment and removal

16.1	Until the consummation of a Business Combination, a director may not appoint an alternate. Following the consummation of a Business Combination, Articles 16.2 to 16.5 inclusive shall apply.
16.2

Subject to Article 16.1, any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;
(b)

if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 16.4(c)).

16.3

Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 16.4.

16.4

A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 16.2.

16.5	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:
(a)	by notice in writing in accordance with the notice provisions;
(b)

if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)

if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

16.6All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

16.7

An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

16.8	For the avoidance of doubt:
(a)

if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)

if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

16.9	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

16.10	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

16.11	An alternate director shall carry out all functions of the director who made the appointment.
16.12	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.
16.13	An alternate director is not the agent of the director appointing him.
16.14	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

16.15	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

17Powers of directors

Powers of directors

17.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.
17.2

No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, following the consummation of the IPO Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

17.3	The directors may appoint a director:
(a)	as chairman of the board of directors;
(b)	as vice-chairman of the board of directors;
(c)	as managing director;
(d)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

17.4	The appointee must consent in writing to holding that office.
17.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.
17.6

If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

17.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:
(a)	as Secretary; and
(b)	to any office that may be required (including, for the avoidance of doubt, one or more chair, co-chair, chief executive officer, president, chief financial officer, treasurer and vice-president),

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

17.8	The Secretary or Officer must consent in writing to holding that office.
17.9	A director, Secretary or other Officer of the Company may not hold the office, or perform the services, of Auditor.

Remuneration

17.10

The remuneration to be paid to the directors, if any, shall be such remuneration as the directors shall determine, provided that no cash remuneration shall be paid to any director prior to the consummation of a Business Combination. The directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all out of pocket expenses properly incurred by them in connection with activities on behalf of the Company, including identifying and consummating a Business Combination.

17.11

Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

17.12

Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

17.13

The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the Register of Members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or
(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or
(c)	such disclosure is in accordance with any contract entered into by the Company; or
(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

18Delegation of powers

Power to delegate any of the directors’ powers to a committee

18.1

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

18.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.
18.3

The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

18.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

18.5

The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or
(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

18.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:
(a)	for any purpose;
(b)	with the powers, authorities and discretions;
(c)	for the period; and
(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

18.7

Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

18.8

Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

18.9	Articles 16.1 to 16.5 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.
18.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

19Meetings of directors

Regulation of directors’ meetings

19.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

19.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

19.3

Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral. Attendance at a meeting without written objection shall be deemed to be a waiver of such notice requirement.

Period of notice

19.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. A meeting may be convened on shorter notice with the consent of all directors.

Use of technology

19.5

A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

19.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

19.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

19.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

19.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

19.10

Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

19.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:
(a)	his dissent is entered in the minutes of the meeting; or
(b)	he has filed with the meeting before it is concluded signed dissent from that action; or
(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

19.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.
19.13

Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. If a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

19.14

Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

19.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

20Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

20.1

Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

20.2

If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or

(b)

be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

20.3

Such disclosure may be made at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

20.4

If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

20.5	For the purposes of the preceding Articles:
(a)

a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Voting where a director is interested in a matter

20.6

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

20.7

Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

21Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

22Accounts and audit

Accounting and other records

22.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

22.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

22.3

The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or
(b)	they are published on a website providing that person is given separate notice of:
(i)	the fact that publication of the documents has been published on the website;
(ii)	the address of the website; and
(iii)	the place on the website where the documents may be accessed; and
(iv)	how they may be accessed.
22.4

If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

22.5

Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and
(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

22.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:
(a)	those documents are, by accident, published in a different place on the website to the place notified; or
(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

Audit

22.7	The directors may appoint an Auditor of the Company who shall hold office on such terms as the directors determine.
22.8

Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

22.9

If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

22.10	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
22.11

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

22.12

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

22.13

Auditors shall, if so required by the directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the directors or any general meeting of the Members.

23Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and
(b)	shall begin when it was incorporated and on 1st January each following year.

24Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for:

(a)	calling a general meeting;
(b)	declaring or paying a dividend;
(c)	making or issuing an allotment of Shares; or
(d)	conducting any other business required pursuant to these Articles.

The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

25Dividends

Declaration of dividends by Members

25.1

Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

25.2

The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

25.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:
(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.
(b)

Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

25.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:
(a)

If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)

The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)

If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

25.5

Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. If a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

25.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

25.7

If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;
(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and
(c)	vest some assets in trustees.

How payments may be made

25.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:
(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose — by wire transfer to that bank account; or
(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.
25.9

For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

25.10

If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or
(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.
25.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

25.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

25.13

If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

25.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

26Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

26.1	The directors may resolve to capitalise:
(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;
(b)

by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

26.2

The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

26.3

Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

27Share premium account

Directors to maintain share premium account

27.1

The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

27.2	The following amounts shall be debited to any share premium account:
(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and
(b)	any other amount paid out of a share premium account as permitted by the Act.
27.3

Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

28Seal

Company seal

28.1	The Company may have a seal if the directors so determine.

Duplicate seal

28.2

Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

28.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:
(a)	by a director (or his alternate) and the Secretary; or
(b)	by a single director (or his alternate).

If no seal is adopted or used

28.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:
(a)	by a director (or his alternate) or any Officer to which authority has been delegated by resolution duly adopted by the directors; or
(b)	by a single director (or his alternate); or
(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

28.5	The directors may determine that either or both of the following applies:
(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;
(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

28.6

If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

29Indemnity

Indemnity

29.1

To the maximum extent permitted by Applicable Law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)

all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)

without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

29.2

To the extent permitted by Applicable Law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

29.3

To the extent permitted by Applicable Law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, wilful default or wilful neglect.

Insurance

29.4

To the extent permitted by Applicable Law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)the Company;

(ii)a company which is or was a subsidiary of the Company;

(iii)a company in which the Company has or had an interest (whether direct or indirect); and

29.5	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested. Notices

Form of notices

29.6	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:
(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or
(b)

subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.7

Without limitation to Articles 16.2 to 16.5 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 18.8 to 18.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;
(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and
(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

29.8	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.9	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.10

Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.11	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the Register of Members.

Signatures

29.12	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.
29.13	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.14

A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.15

A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

29.16

A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.17	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.18	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Cayman Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Cayman Islands, by posting it by prepaid airmail to the street or postal address of that recipient	3 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

29.19	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30Authentication of Electronic Records

Application of Articles

30.1

Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2

An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and
(b)

the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.
30.3

For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4

An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)

the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)

the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5

For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:
(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or
(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or
(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:
(a)	the Cayman Islands; or
(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

For the purposes of any Special Resolution passed in accordance with this Article 31.1, each Share held by an Initial Shareholder shall have ten votes for every such Share and each Class A Share shall have one vote for every Class A Share. This Article may only be amended by a Special Resolution which shall include the affirmative vote of a simple majority of Class B Shares.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:
(a)

an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32Winding up

Distribution of assets in specie

32.1

If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)

to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3

The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act and Article 33.2, the Company may, by Special Resolution:
(a)	change its name; or
(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2

Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part save that no amendment may be made to the Memorandum or Articles to amend:

(a)

Article 36 prior to the Business Combination unless the holders of the Public Shares are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in Article 36.11;

(b)	this Article 33.2 during the Target Business Acquisition Period;
(c)	Article 15.5 and Article 31.1 unless a Special Resolution is passed and such Special Resolution includes the affirmative vote of a simple majority of Class B Shares.

34Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more constituent companies (as defined in the Act) upon such terms as the directors may determine and (to the extent required by the Act) with the approval of a Special Resolution.

35Class B Share Conversion

35.1

Save and except for the conversion rights referred to in this Article 35 and as otherwise set out in these Articles, subject to Article 2.10, the rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters.

35.2

Class B Shares shall convert into Class A Shares in such a ratio so as to give effect to the Class B Share Entitlement (the Conversion Ratio): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

35.3

In order to give effect to the Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at the Conversion Ratio (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

35.4

Notwithstanding anything to the contrary contained herein, the Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in Article 2.10 hereof.

35.5

The Conversion Ratio shall also take into account any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

35.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

35.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

35.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than the Conversion Ratio.

36Business Combination

36.1	Articles 36.1 to 36.11 shall terminate upon consummation of any Business Combination.
36.2

The Company has until 18 months from the closing of the IPO to consummate a Business Combination, provided however that if the board of directors anticipates that the Company may not be able to consummate a Business Combination within 18 months of the closing of the IPO, the Company may, by resolution of directors, extend the period of time to consummate a Business Combination by an additional three months (for a total of up to 21 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the Registration Statement. In the event that the Company does not consummate a Business Combination within 18 months from the closing of the IPO, or within 21 months from the closing of the IPO, subject in the latter case to a valid three month extension having been made (such date falling 18 months or 21 months (as applicable) from the closing of the IPO being referred to as the Termination Date), such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter, redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of our remaining Members and our directors, liquidate and dissolve the Company, subject to the Company’s obligations under the Act to provide for claims of creditors and the requirements of other Applicable Law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.

36.3

Unless a shareholder vote is required by law or the rules of the Designated Stock Exchange, or, at the sole discretion of the directors, the directors determine to hold a shareholder vote for business or other reasons, the Company may enter into a Business Combination without submitting such Business Combination to its Members for approval.

36.4

Although not required, in the event that a shareholder vote is held, and a majority of the votes of the Shares entitled to vote thereon which were present at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Company shall be authorised to consummate the Business Combination.

36.5

(a)

In the event that a Business Combination is consummated by the Company other than in connection with a shareholder vote under Article 36.4, the Company will, subject to as provided below, offer to redeem the Public Shares for cash in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to the initial Business Combination (the Tender Redemption Offer), provided however that the Company shall not redeem those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company pursuant to such Tender Redemption Offer, whether or not such holders accept such Tender Redemption Offer. The Company will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 Business Days and the Company will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a Member holding Public Shares accepts the Tender Redemption Offer and the Company has not otherwise withdrawn the tender offer, the Company shall, promptly after the consummation of the Business Combination, pay such redeeming Member, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(b)

In the event that a Business Combination is consummated by the Company in connection with a shareholder vote held pursuant to Article 36.4 in accordance with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (the Redemption Offer), the Company will, subject as provided below, offer to redeem the Public Shares, other than those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price, provided however that: (i) the Company shall not redeem those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company pursuant to such Redemption Offer, whether or not such holders accept such Redemption Offer; and (ii) any other redeeming Member who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem, without the consent of the directors, more than fifteen percent (15%) of the total Public Shares sold in the IPO.

(c)

In no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.

36.6

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an Automatic Redemption Event, an Amendment Redemption Event or in the event he accepts a Tender Redemption Offer or a Redemption Offer where the Business Combination is consummated. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account.

36.7

Prior to a Business Combination, the Company will not issue any securities (other than Public Shares) that would entitle the holder thereof to (i) receive funds from the Trust Account; or (ii) vote on any Business Combination.

36.8

In the event the Company enters into a Business Combination with a company that is affiliated with the Sponsor or any of the directors or officers of the Company, the Company will obtain an opinion from an independent investment banking firm or independent accounting firm that such a Business Combination is fair to the holders of the Public Shares from a financial point of view.

36.9	The Company will not effectuate a Business Combination with another “blank cheque” company or a similar company with nominal operations.
36.10

Immediately after the Company’s IPO, that amount of the proceeds received by the Company in or in connection with the IPO (including proceeds of any exercise of the Underwriter’s Over-Allotment Option and any proceeds from the simultaneous private placement of like units comprising like securities to those included in the IPO by the Company) as is described in the Company’s registration statement on Form S-1 filed with the SEC (the Registration Statement) at the time it goes effective as shall be deposited in the Trust Account shall be so deposited and thereafter held in the Trust Account until released in the event of a Business Combination or otherwise in accordance with this Article 36. Neither the Company nor any officer, director or employee of the Company will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) an Automatic Redemption Event or in payment of the acquisition price for any shares which the Company elects to purchase, redeem or otherwise acquire in accordance with this Article 36, in each case in accordance with the trust agreement governing the Trust Account; provided that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Company to pay the Company’s tax obligations.

36.11

In the event the directors of the Company propose any amendment to Article 36 or to any of the other rights of the Shares as set out at Article 2.5 prior to, but not for the purposes of approving or in conjunction with the consummation of, a Business Combination that would affect the substance or timing of the Company’s obligations as described in this Article 36 to pay or to offer to pay the Per-Share Redemption Price to any holder of the Public Shares (an Amendment) and such Amendment is duly approved by a Special Resolution of the Members (an Approved Amendment), the Company will offer to redeem the Public Shares of any Member for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price (an Amendment Redemption Event), provided however that the Company shall not redeem those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company pursuant to such offer, whether or not such holders accept such offer.

37Certain Tax Filings

37.1

Each Tax Filing Authorised Person and any such other person, acting alone, as any director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any director or officer of the Company. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

38Business Opportunities

38.1

In recognition and anticipation of the facts that: (a) directors and Officers of the Company may serve as directors and/or officers of other entities which engage in the same or similar activities or related lines of business as those in which the Company engages; (b) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more members of the Sponsor Group (each of the foregoing, a Sponsor Group Related Person) may serve as directors and/or officers of the Company; and (c) the Sponsor Group engages, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions under this heading “Business Opportunities” are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Sponsor Group and the Sponsor Group Related Persons, and the powers, rights, duties and liabilities of the Company and its directors, Officers and Members in connection therewith.

38.2

To the fullest extent permitted by Applicable Law, the directors and Officers of the Company, the Sponsor Group and the Sponsor Group Related Persons (each of the foregoing, a Relevant Person), shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Relevant Person, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, a Relevant Person shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Relevant Person solely in their capacity as a director or Officer of the Company and the opportunity is one the Company is permitted to complete on a reasonable basis.

38.3

Except as provided elsewhere in the Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and a Relevant Person, about which a director and/or officer of the Company who is also a Relevant Person acquires knowledge.

38.4

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

39Exclusive Jurisdiction and Forum

39.1

Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;
(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, Officer or other employee of the Company to the Company or the Members;
(c)	any action asserting a claim arising pursuant to any provision of the Act, the Memorandum or the Articles; or
(d)	any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).
39.2	Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.
39.3

Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

39.4

This Article 39 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of any claim arising under the U.S Securities Act of 1933, as amended, and the rules and regulations thereunder.

ANNEX I

March 7, 2023	File Reference: 34-36-63608

Board of Directors of

The Growth for Good Acquisition Corporation

12 East 49th Street, 11th Floor

New York, NY 10017

To the Board of Directors:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) has been engaged by The Growth for Good Acquisition Corporation (“GFGD” or the “SPAC”) for the benefit of and to advise the board of directors (the “Board”) in connection with the consideration by the Board of a possible acquisition (the “Transaction”) of Zero Nox, Inc. (“Zero Nox” or the “Acquired Business”) in accordance with the terms of the draft Agreement and Plan of Merger by and among GFGD and certain other parties and dated March 6, 2023 (the “Merger Agreement”). We have been engaged to perform (1) an analysis of the reasonable range of values for the Acquired Business immediately prior to the Transaction and, for purposes of NASDAQ Listing Rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in its trust account, excluding taxes payable on the interest earned on such account and assuming the company has no liabilities (including contingent liabilities that could result in claims against such assets) at the time of such advice (the “Valuation Ratio”) and (2) an analysis as to the fairness, from a financial point of view, to GFGD and, through their ownership in GFGD, GFGD’s Class A stockholders of the purchase price (the “Purchase Price”) to be paid for the Acquired Business all as set forth in our Engagement Letter dated February 14, 2023 and the accompanying (and by this reference incorporated herein) General Contractual Conditions therein (collectively, the “Agreement”). This letter shall serve as our opinion (the “Opinion”) as to (1) the Valuation Ratio and (2) the fairness, from a financial point of view, to GFGD and, through their ownership in GFGD, GFGD’s Class A stockholders of the Purchase Price to be paid for the Acquired Business by GFGD as referenced in and governed by that Agreement.

350 Fifth Avenue, Suite 4100, New York, NY 10118

212.425.4300 · 212.344.9731 fax · www.marshall-stevens.com

Chicago	Los Angeles	New York	Tampa

We are advised, and have relied upon such advice with your approval, that the Transaction will be consummated as set forth in the Merger Agreement. We understand that the Transaction is expected to close (the “Closing”) in the second half of 2023, pursuant to and in accordance with the terms of the Merger Agreement (the “Transaction Date”). We have assumed that the Transaction consists of a business combination between the SPAC and Zero Nox pursuant to which the SPAC, in effect, will acquire Zero Nox for consideration of up to Thirty Million (30,000,000) newly issued shares (the “Transaction Shares”) of common stock of the SPAC to be issued as Twenty Two Million Five Hundred Thousand (22,500,000) shares at the Closing valued at $10.00 per share (the “Initial Shares”) and up to Seven Million Five Hundred Thousand (7,500,000) shares to be issued if certain criteria are met (the “Earnout Shares") as specified in the Merger Agreement (the “Earnout"), in each case pursuant to and in accordance with the terms of the Merger Agreement. We have assumed that the SPAC acquires 100% of the equity of Zero Nox and we assume no dilution for any outstanding stock options, restricted stock units or convertible notes.

Based on the fact that the SPAC is only recently formed, has no operating history, has no assets other than cash and its rights under the letter of intent dated December 29, 2022 (the “LOI”), and that its securities are thinly traded, we have assumed, with your approval, that the fair value of each of the Initial Shares is equivalent to the $10.00, which is the approximate redemption price that public shareholders would be redeemed. The fair value of each of the Earnout Shares is the respective trading price at each achievement trigger (e.g. $12.50, $15.00 and $20.00). We have not performed any separate analysis regarding the fair value of the Transaction Shares. Accordingly, this opinion is based on the assumption that the fair market value of the Purchase Price to be paid for the Acquired Business is (x) Two Hundred and Twenty Five Million Dollars ($225,000,000) plus (y) the fair value of the Earnout. We note that, immediately prior to the Closing, the SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing (the “surviving company”) and with your permission have assumed that the value of the shares of the surviving company immediately prior to the Transaction is the same as the value of the SPAC shares immediately before such continuation, migration and domestication.

We understand that, in connection with the Transaction, certain equity of the surviving company may be reserved for issuance pursuant to stock bonus or incentive arrangements or Zero Nox options under such plans converted into options to acquire securities of the surviving company. Our Opinion will not address the fairness of such agreements or stock bonus or incentive arrangements. We further understand that, in connection with the Transaction, the SPAC and/or the surviving company may make commitments with respect to the future financing or funding of the Acquired Business. Our Opinion will assign no value to such future financing or funding commitments or obligations. In addition, we understand that the Transaction contemplates certain changes in the rights, privileges, and preferences of the holders of the SPAC’s shares and certain changes in the composition of the SPAC’s management and board of directors. We have done no analysis of and express no opinion as to the fairness of such changes in rights, privileges, and preferences and/or in the changes to the composition of the SPAC’s management and board of directors.

We have been asked to advise the Board to the fairness, from a financial point of view, to GFGD and, through their ownership in GFGD, GFGD’s Class A stockholders of the Purchase Price to be paid for the Acquired Business in the form of issuance of common stock of the surviving company to the equity holders of Zero Nox. We have not been asked to render any opinion to any other person or entity besides the Board with respect to the fairness of the Purchase Price, and we specifically express no such opinion. We have not been engaged to serve as the financial advisor to the Board; we were not involved in the negotiation or structuring of the Transaction or the negotiation or structuring of the LOI or the Merger Agreement; we have not been involved in the raising of any funding for or with respect to, or associated with the SPAC and/or the Transaction or provided any advices with respect to such funding; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Board or the SPAC.

With your consent, in establishing fair value, we have solely considered the equity value of Zero Nox as of a valuation date of March 5, 2023 and prior to the Transaction, and have not taken into consideration any possible consequences of the Transaction (either positive or negative). We have, with your consent, not considered the dilution effects of the issuance of common stock on equity holders of the SPAC. Our services in rendering this opinion have been in our capacity as an independent valuation consultant and not as a fiduciary to the Board, the SPAC, the shareholders of the SPAC, the shareholders of Zero Nox, or any other person or entity.

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:

●	Conducted management interviews with Zero Nox’s management. Topics addressed included, but were not limited to, Transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

●	Zero Nox’s historical financial statements for the years ended December 31, 2020, December 31, 2021, and December 31, 2022;
●	Projections for Zero Nox for the fiscal year ending December 31, 2023 and December 31, 2024;
●	The LOI;
●	The Merger Agreement;
●	A Zero Nox Investor presentation titled “Investor Deck”, dated January 2023;
●	Third-party industry and economic research, including, but not limited to, IBISWorld, Capital IQ, Guide to Cost of Capital published by Duff & Phelps LLC and analyst reports for the guideline public companies; and
●	Other information, studies, and analyses as we deemed appropriate.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the SPAC and/or Zero Nox or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, and iii) not conducted any independent valuation or appraisal of any specific assets of the SPAC or Zero Nox or any appraisal or estimate of any specific liabilities of the SPAC or Zero Nox. We have assumed, with your consent, that the projections supplied have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of Zero Nox as to the future financial performance of that company and that management of the surviving company will be able to execute on the business plan underlying such projections and/or financial forecasts. With your consent, we assume no responsibility for, and express no view as to, such projections or the assumptions on which they are based. Our Opinion assumes that there are no contingent or off-balance sheet assets or liabilities for the SPAC or Zero Nox.

Our opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Purchase Price as of any other date. In rendering our Opinion, we have assumed that the factual circumstances, agreements, and terms, as they existed at the date of the Opinion, will remain substantially unchanged through the time the Transaction is completed. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.

Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Board or the shareholders of SPAC, the shareholders of Zero Nox or any other person or entity as to any action the Board, the shareholders of SPAC, the shareholders of Zero Nox or any other person or entity should take in connection with the Transaction or any aspect thereof. Our Opinion does not address the merits of the Transaction or the underlying decision by the Board to engage in the Transaction or the relative merits of any alternatives that may be available to the SPAC. This Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. By way of example, our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, any future funding or fund raising commitments, or any changes in the rights, privileges and preferences of the holders of the SPAC’s shares or in the composition of the SPAC’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters. This Opinion may not be reproduced, disseminated, quoted, or referred to at any time without our prior written consent.

Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, based upon an analysis of the reasonable range of value for the Acquired Business immediately prior to the Transaction and, for purposes of NASDAQ Listing Rule 5101-2(b), such values represent at least 80% of the value of the cash assets held in its trust account, excluding taxes payable on the interest earned on such account and assuming the company has no liabilities (including contingent liabilities that could result in claims against such assets) at the date hereof.1 It is further our opinion that the Purchase Price to be paid for the Acquired Business in the Transaction in the form of the issuance of the common stock of the surviving company to the equity holders of Zero Nox as provided in the Merger Agreement is fair to from a financial point of view to GFGD and, through their ownership in GFGD, GFGD’s Class A stockholders.

Very truly yours,

/s/ Marshall & Stevens Transaction Advisory Services, LLC

Marshall & Stevens Transaction Advisory Services, LLC

File No. 34-36-63608

1 It is our understanding that the cash in trust as of the date hereof is approximately Two Hundred and Fifty Three Million Dollars ($253,000,000). Therefore, the 80% threshold is approximately Two Hundred and Two Million Four Hundred Thousand Dollars ($253,000,000 x 80% = $202,400,000). Our estimates of fair market value of equity ranged from approximately Two Hundred and Thirty Five Million Dollars ($235,000,000) to approximately Two Hundred and Eighty Five Million Dollars ($285,000,000), with a midpoint of approximately Two Hundred and Sixty Million Dollars ($260,000,000).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Cayman Constitutional Documents provided for indemnification of G4G’s officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

G4G has entered into agreements with G4G’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Cayman Constitutional Documents. G4G has purchased a policy of directors’ and officers’ liability insurance that, subject to its terms and conditions, insures G4G’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures G4G against G4G’s obligations to indemnify G4G’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, G4G has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and financial statements schedules

Exhibit Number	Description
2.1*

Agreement and Plan of Merger, dated as of March 7, 2023, by and among The Growth for Good Acquisition Corporation, G4G Merger Sub Inc. and Zero Nox, Inc. (included as Annex A to the proxy statement/prospectus).

2.2*	Form of Plan of Domestication.
3.1*	Amended and Restated Memorandum and Articles of Association of The Growth for Good Acquisition Corporation (included as Annex H to the proxy statement/prospectus).
3.2*	Form of Certificate of Incorporation of ZeroNox Holdings, Inc. (to be effective upon consummation of the Domestication) (included as Annex D to the proxy statement/prospectus).
3.3*	Form of Bylaws of ZeroNox Holdings, Inc. (to be effective upon consummation of the Domestication) (included as Annex E to the proxy statement/prospectus).
4.1*

Specimen Unit Certificate of The Growth for Good Acquisition Corporation (incorporated by reference to Exhibit 4.1 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.2*

Specimen Class A Ordinary Share Certificate of The Growth for Good Acquisition Corporation (incorporated by reference to Exhibit 4.2 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.3*

Specimen Warrant Certificate of The Growth for Good Acquisition Corporation (incorporated by reference to Exhibit 4.3 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.4*

Specimen Rights Certificate of The Growth for Good Acquisition Corporation (incorporated by reference to Exhibit 4.4 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.5*

Public Warrant Agreement, dated as of December 9, 2021, between The Growth for Good Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.6*

Private Warrant Agreement, dated as of December 9, 2021, between The Growth for Good Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.7*

Rights Agreement, dated as of December 9, 2021, between The Growth for Good Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

4.8*	Specimen Common Share Certificate of ZeroNox Holdings, Inc.
4.9	Specimen Warrant Certificate of ZeroNox Holdings, Inc.

4.10	Specimen Rights Certificate of ZeroNox Holdings, Inc.
4.11*

Registration Rights Agreement, dated as of December 9, 2021, by and among The Growth for Good Acquisition Corporation, G4G Sponsor LLC and certain security holders (incorporated by reference to Exhibit 10.3 of The Growth for Good Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on December 14, 2021).

4.12*	Form of Amended and Restated Registration Rights Agreement (to be effective upon consummation of the Merger) (included as Annex G to the proxy statement/prospectus).
4.13*	Form of Certificate of Corporate Domestication of ZeroNox Holdings, Inc.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of G4G stock, warrants and rights to be issued.
8.1*	Tax Opinion of Loeb & Loeb LLP.
10.1*

Letter Agreement, dated as of December 9, 2021, by and among The Growth for Good Acquisition Corporation, its officer, its directors and G4G Sponsor LLC (incorporated by reference to Exhibit 10.1 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.2*

Investment Management Trust Agreement, dated as of December 9, 2021, by and between The Growth for Good Acquisition Corporation and Continental Stock & Trust Company (incorporated by reference to Exhibit 10.2 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.3*

Private Placement Units Purchase Agreement, dated as of December 9, 2021, by and between The Growth for Good Acquisition Corporation and G4G Sponsor LLC (incorporated by reference to Exhibit 10.4 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.4*

Promissory Note, dated July 15, 2021, issued from The Growth for Good Acquisition Corporation to G4G Sponsor LLC (incorporated by reference to Exhibit 10.6 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.5*

Securities Subscription Agreement, dated as of July 15, 2021, by and between The Growth for Good Acquisition Corporation and G4G Sponsor LLC (incorporated by reference to Exhibit 10.7 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.6*

Administrative Services Agreement, dated as of December 9, 2021, by and between The Growth for Good Acquisition Corporation and G4G Sponsor LLC (incorporated by reference to Exhibit 10.8 of The Growth for Good Acquisition Corporation’s Form S-1 filed with the SEC on November 24, 2021).

10.7*

Sponsor Support Agreement, dated as of March 7, 2023, by and among The Growth for Good Acquisition Corporation, Zero Nox Inc., G4G Sponsor LLC and certain persons thereof (included as Annex B to the proxy statement/prospectus).

10.8*

ZeroNox Support Agreement, dated as of March 7, 2023, by and among The Growth for Good Acquisition Corporation, Zero Nox Inc. and certain persons thereof (included as Annex C to the proxy statement/prospectus).

10.9††*	The Growth for Good Acquisition Corporation 2023 Incentive Award Plan (included as Annex F to the proxy statement/prospectus).
10.10*	Collaboration Agreement, dated August 10, 2020, by and between Zero Nox, Inc. and Venturi, LLC.
10.11†*	Collaboration Agreement, dated as of May 16, 2022, by and between Zero Nox, Inc. and Jospong Group of Companies.
10.11.1*	Amendment 1 to certain Collaboration Agreement, dated as of February 25, 2023, by and between Zero Nox, Inc. and Jospong Group of Companies.
10.12	Product Development Agreement, dated as of August 15, 2022, by and between Zero Nox, Inc. and Kubota Corporation.
10.12.1†	Product Development Agreement Amendment, dated as of December 6, 2022, by and between Zero Nox, Inc. and Kubota Corporation.
10.13*	Product Development Agreement, dated as of December 19, 2022, by and between Zero Nox, Inc. and LS Mtron Ltd.
10.14*	Strategic Alliance Agreement, dated as of June 1, 2021, by and amongst Zero Nox, Inc., Progreens New Energy Technology (Suzhou) Co., Ltd., and Zhejiang GoodSense Forklift Co., Ltd.
10.15†*	Strategic Alliance Agreement, dated as of January 11, 2022, by and between Zero Nox, Inc. and Mata Inventive LLC.
10.16*

Strategic Alliance Agreement, dated as of January 30, 2022, by and amongst Zero Nox, Inc., Progreens New Energy Technology (Suzhou) Co., Ltd., Qingdao Bu of Beijing Electric Vehicle Co., Ltd., and Ruili Science and Technology (HK) Co., Ltd.

10.17†*	Strategic Alliance Agreement, dated as of August 3, 2022, by and between Zero Nox, Inc. and Tuatara Machinery Limited.
10.18*	Strategic Alliance Agreement, dated as of October 25, 2022, by and between Zero Nox, Inc. and Dayun Automobile Co., Ltd.

10.19*	Authorized Distributor Agreement, dated as of April 15, 2022, by and between Zero Nox, Inc. and Premier Sales and Leasing Inc.
10.20	[Reserved]
10.21**	Convertible Promissory Note, dated as of March 11, 2022, by and between Zero Nox, Inc. and Premier Trailer Manufacturing, Inc.
10.21.1**	First Amendment to Convertible Promissory Note, dated as of August 18, 2022, by and between Zero Nox, Inc. and Premier Trailer Manufacturing, Inc.
10.21.2**	Second Amendment to Convertible Promissory Note, dated as of March 6, 2023, by and between Zero Nox, Inc. and Premier Trailer Manufacturing, Inc.
10.22**	Convertible Promissory Note, dated as of March 28, 2022, by and between Zero Nox, Inc. and Terry Schuler.
10.23**	Convertible Promissory Note, dated as of April 11, 2022, by and between Zero Nox, Inc. and Ahmad Nabil Hakimi and Roman Hakimi.
10.24**	Convertible Promissory Note, dated as of May 26, 2022, by and between Zero Nox, Inc. and Safi Family Trust.
10.25**	Fourth Amended Promissory Note for the principal amount of $1,662,246.47, dated as of April 1, 2023, by and between Zero Nox, Inc. and Central Valley Farms LP.
10.26**	First Amended Promissory Note for the principal amount of $500,000 dated as of April 1, 2023, by and between Zero Nox, Inc. and Central Valley Farms LP.
10.27**	First Amended Promissory Note for the principal amount of $400,000 dated as of April 1, 2023, by and between Zero Nox, Inc. and Central Valley Farms LP.
10.28**	Subscription Agreement, dated as of April 1, 2023, by and between Zero Nox, Inc. and investors named therein.
10.29*	Employment Agreement, dated as of December 26, 2022, by and between Zero Nox, Inc. and Jason Eggett.
10.30*	Employment Agreement, dated as of March 2, 2023, by and between Zero Nox, Inc. and Vonn R. Christenson.
10.31*	Employment Agreement, dated as of March 2, 2023, by and between Zero Nox, Inc. and Robert Cruess.
10.32*†	Employment Agreement, dated as of January 17, 2023, by and between Zero Nox, Inc. and Jacob Gotberg
10.33*	Employment Agreement, dated as of March 24, 2023, by and between Zero Nox, Inc. and Karna Patel.
10.34**	Form of Director Indemnification Agreement.
21.1*	Subsidiary of The Growth for Good Acquisition Corporation.
23.1	Consent of Novogradac & Company, independent registered accounting firm for Zero Nox Inc.
23.2	Consent of WithumSmith+Brown, PC, independent registered accounting firm for The Growth for Good Acquisition Corporation .
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.4*	Consent of Marshall & Stevens, independent valuation provider to The Growth for Good Acquisition Corporation.
24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1*	Form of Proxy Card for Extraordinary General Meeting.
99.2*	Consent of Vonn R. Christenson.
99.3*	Consent of Robert Cruess.
99.4*	Consent of Kelley Ivancovich.
99.5*	Consent of Eugene Arthur Cuelho, Jr.
99.6*	Consent of Yana Watson Kakar.
99.7*	Consent of Dana Barsky.
99.8*	Opinion of Marshall & Stevens Transaction Advisory Services LLC (included as Annex I to the proxy statement/prospectus).
99.9*	Consent of Colleen B. Brown.
99.10	Consent of Rahul Kakar
107*	Filing Fee Table.
*	Previously filed.
**	To be filed by amendment.

†

The Registrant has redacted provisions or terms of this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the Exhibits have been omitted, these Exhibits include a prominent statement on the first page of each redacted Exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the Exhibit to the SEC upon its request.

††	Indicates a management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

●	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
●	To include any prospectus required by Section 10(a)(3) of the Securities Act;
●	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
●	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
●	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;
●	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
●	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 20th day of June, 2023.

The Growth for Good Acquisition Corporation

By:	/s/ Yana Watson Kakar
	Name:	Yana Watson Kakar
	Title:	Chief Executive Officer

NAME	POSITION	DATE

*	Chief Executive Officer and Director	June 20, 2023
Yana Watson Kakar	(Principal Executive Officer)

*	President and Director	June 20, 2023
Dana Barsky

*	Chief Financial Officer and Chief Operations Officer	June 20, 2023
Rahul Kakar	(Principal Financial and Accounting Officer)

*	Co-president and Chief Commercial Officer	June 20, 2023
David Birnbaum

*	Chairperson of the Board and Director	June 20, 2023
Vikram Gandhi

*	Director	June 20, 2023
Isabelle Freidheim

*	Director	June 20, 2023
Alex Roetter

*By:	/s/ Yana Watson Kakar
Yana Watson Kakar
Attorney-in-fact